Prospectus

Class A, B and C Shares

April 29, 2005

GOLDMAN SACHS ASSET ALLOCATION PORTFOLIOS

- Goldman Sachs Balanced Strategy Portfolio
- Goldman Sachs Growth and Income Strategy Portfolio
- Goldman Sachs Growth Strategy Portfolio
- Goldman Sachs Aggressive Growth Strategy Portfolio

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A PORTFOLIO IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN A PORTFOLIO INVOLVES INVESTMENT RISKS, AND YOU MAY LOSE MONEY IN A PORTFOLIO.



Goldman Sachs

Asset Management

General Investment Management Approach

Goldman Sachs Asset Management, L.P. (''GSAM®'') serves as investment adviser (the ''Investment Adviser'') to four asset allocation portfolios: the Balanced Strategy Portfolio, Growth and Income Strategy Portfolio, Growth Strategy Portfolio and Aggressive Growth Strategy Portfolio (referred to as the ''Portfolios'' or the ''Funds'' interchangeably herein). The Portfolios are intended for investors who prefer to have their asset allocation decisions made by professional money managers. Each Portfolio seeks to achieve its objective by investing in a combination of underlying funds for which GSAM now or in the future acts as investment adviser or principal underwriter (the ''Underlying Funds''). Some of these Underlying Funds invest primarily in fixed-income or money market securities (the ''Underlying Fixed-Income Funds'') and other Underlying Funds invest primarily in equity securities (the ''Underlying Equity Funds''). An investor may choose to invest in one or more of the Portfolios based on individual investment goals, risk tolerance, and financial circumstances.

GSAM's Asset Allocation Investment Philosophy:

The Investment Adviser's Quantitative Strategies Group uses a disciplined, rigorous and quantitative approach to global tactical asset allocation. The Global Tactical Asset Allocation (''GTAA'') strategy attempts to add value by actively managing exposure to global stock, bond and currency markets. In contrast to stock and bond selection strategies which focus on individual stocks and bonds, GTAA focuses on broad asset classes. The Investment Adviser's GTAA models use financial and economic factors that are designed to capture intuitive fundamental relationships across markets. While the GTAA process is rigorous and quantitative, there is economic reasoning behind each position.

Each Portfolio starts with a strategic allocation among the various asset classes. The Investment Adviser then tactically deviates from the strategic allocations based on forecasts provided by the models. The tactical process seeks to add value by overweighting attractive markets and underweighting unattractive markets. Greater deviations from the strategic allocation of a given Portfolio result in higher risk that the tactical allocation will underperform the strategic allocation. However, the Investment Adviser's risk control process balances the amount any asset class can

The Asset Allocation Investment Process involves investing a Portfolio's assets in other Goldman Sachs Funds within specified equity and fixed-income percentage ranges.

be overweighted in seeking to achieve higher expected returns against the amount of risk imposed by that deviation from the strategic allocation. The Investment Adviser employs GSAM's proprietary Black-Litterman asset allocation technique in an effort to optimally balance these two goals.

References in this Prospectus to a Portfolio's benchmarks are for informational purposes only, and unless otherwise noted are not an indication of how a particular Portfolio is managed.

Portfolio Investment Objectives and Strategies

Goldman Sachs Balanced Strategy Portfolio

PORTFOLIO FACTS

Objective:	Current income and long-term capital appreciation
Benchmarks:	S&P 500® Index Two-Year U.S. Treasury Note Index Lehman Brothers U.S. Corporate High Yield Bond Index
Investment Focus:	Domestic and global fixed-income funds (approximately 60%), with the remaining balance in domestic and international stock funds
Investment Style:	Asset Allocation
Symbols:	Class A: GIPAX, Class B: GIPBX, Class C: GIPCX

INVESTMENT OBJECTIVE

The Portfolio seeks current income and long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGY

Under normal conditions, approximately 60% of the Portfolio's total assets will be allocated among Underlying Fixed-Income Funds. Allocation to Underlying Equity Funds is intended to add diversification and enhance returns, but will also add some volatility. The Investment Adviser expects that the Portfolio will invest a relatively significant percentage of its equity allocation in the CORE℠ Large Cap Growth, CORE℠ Large Cap Value, CORE℠ Small Cap Equity and CORE℠ International Equity Funds and may invest a relatively significant percentage of its assets in the Global Income and High Yield Funds. It is expected that the Portfolio will invest more than 25% of its assets in the Short Duration Government Fund.

Goldman Sachs
Growth and Income Strategy Portfolio

PORTFOLIO FACTS

Objective:	Long-term capital appreciation and current income
Benchmarks:	S&P 500® Index MSCI® Europe, Australasia, Far East (EAFE®) Index (unhedged) Lehman Brothers Aggregate Bond Index Lehman Brothers U.S. Corporate High Yield Bond Index
Investment Focus:	Domestic and international fixed-income and stock funds
Investment Style:	Asset Allocation
Symbols:	Class A: GOIAX, Class B: GOIBX, Class C: GOICX

INVESTMENT OBJECTIVE

The Portfolio seeks long-term capital appreciation and current income.

PRINCIPAL INVESTMENT STRATEGY

Under normal conditions, approximately 60% of the Portfolio's total assets will be allocated among Underlying Equity Funds, which are intended to provide the capital appreciation component. Allocation to Underlying Fixed-Income Funds is intended to provide the income component. The Investment Adviser expects that the Portfolio will invest a relatively significant percentage of its equity allocation in the CORE Large Cap Growth, CORE Large Cap Value, CORE Small Cap Equity and CORE International Equity Funds and will invest a relatively significant percentage of its assets in the Core Fixed Income and Global Income Funds.

Goldman Sachs Growth Strategy Portfolio

PORTFOLIO FACTS

Objective:	Long-term capital appreciation and secondarily current income
Benchmarks:	S&P 500® Index MSCI® EAFE® Index (unhedged) Russell 2000® Index MSCI® Emerging Markets Free (EMF) Index
Investment Focus:	Primarily a blend of domestic large cap, small cap and international stock funds (approximately 80%), with the balance in domestic and international fixed-income funds
Investment Style:	Asset Allocation
Symbols:	Class A: GGSAX, Class B: GGSBX, Class C: GGSCX

INVESTMENT OBJECTIVE

The Portfolio seeks long-term capital appreciation and secondarily current income.

PRINCIPAL INVESTMENT STRATEGY

Under normal conditions, approximately 80% of the Portfolio's total assets will be allocated among Underlying Equity Funds, with a blend of domestic large cap, small cap and international exposure to seek capital appreciation. Allocation to Underlying Fixed-Income Funds is intended to provide diversification. The Investment Adviser expects that the Portfolio will invest a relatively significant percentage of its equity allocation in the CORE Large Cap Growth, CORE Large Cap Value, CORE Small Cap Equity and CORE International Equity Funds.

Goldman Sachs
Aggressive Growth Strategy Portfolio

PORTFOLIO FACTS

Objective:	Long-term capital appreciation
Benchmarks:	S&P 500® Index MSCI® EAFE® Index (unhedged) Russell 2000® Index MSCI® EMF Index
Investment Focus:	Equity funds, with a greater focus on international and small cap investments relative to the other Portfolios
Investment Style:	Asset Allocation
Symbols:	Class A: GAPAX Class B: GAPBX, Class C: GAXCX

INVESTMENT OBJECTIVE

The Portfolio seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGY

Under normal conditions, substantially all of the Portfolio's total assets will be allocated among Underlying Equity Funds, with a greater focus on small cap and international investments relative to the other Portfolios. The Investment Adviser expects that the Portfolio will invest a relatively significant percentage of its assets in the CORE Large Cap Growth, CORE Large Cap Value, CORE Small Cap Equity and CORE International Equity Funds.

Principal Investment Strategies

Each Portfolio seeks to achieve its investment objective by investing within specified equity and fixed-income ranges among Underlying Funds. The table below illustrates the current Underlying Equity/Fixed-Income Fund allocation targets and ranges for each Portfolio:

Equity/Fixed-Income Range (Percentage of Each Portfolio's Total Assets)

Portfolio	Target	Range
Balanced Strategy		
Equity	**40%**	20%-60%
Fixed-Income	**60%**	40%-80%
Growth and Income Strategy		
Equity	**60%**	40%-80%
Fixed-Income	**40%**	20%-60%
Growth Strategy		
Equity	**80%**	60%-100%
Fixed-Income	**20%**	0%-40%
Aggressive Growth Strategy		
Equity	**100%**	75%-100%
Fixed-Income	**0%**	0%-25%

A Portfolio will invest in particular Underlying Funds based on various criteria. Among other things, the Investment Adviser will analyze the Underlying Funds' respective investment objectives, policies and investment strategies in order to determine which Underlying Funds, in combination with other Underlying Funds, are appropriate in light of a Portfolio's investment objective.

A Portfolio may purchase or sell securities to: (a) accommodate purchases and sales of its shares; (b) change the percentages of its assets invested in each of the Underlying Funds in response to economic or market conditions; and (c) maintain or modify the allocation of its assets among the Underlying Funds within the percentage ranges described above.

While each Portfolio can invest in any or all of the Underlying Funds, it is expected that each Portfolio will normally invest in only some of the Underlying Funds at any particular time. Each Portfolio's investment in any of the Underlying Funds may, and in some cases is expected to, exceed 25% of such Portfolio's total assets.

As of December 31, 2004, more than 25% of the total assets of the Balanced Strategy Portfolio were invested in the Short Duration Government Fund, and more than 25% of the total assets of each of the Growth and Income Strategy Portfolio, Growth Strategy Portfolio and Aggressive Growth Strategy Portfolio were invested in the CORE International Equity Fund.

THE PARTICULAR UNDERLYING FUNDS IN WHICH EACH PORTFOLIO MAY INVEST, THE EQUITY/FIXED-INCOME TARGETS AND RANGES AND THE INVESTMENTS IN EACH UNDERLYING FUND MAY BE CHANGED FROM TIME TO TIME WITHOUT SHAREHOLDER APPROVAL.

In addition, each Portfolio's investment objective and all policies not specifically designated as fundamental in this Prospectus or the Statement of Additional Information (the ''Additional Statement'') are non-fundamental and may be changed without shareholder approval. If there is a change in a Portfolio's investment objective, you should consider whether that Portfolio remains an appropriate investment in light of your then current financial position and needs.

Principal Risks of the Portfolios

Loss of money is a risk of investing in each Portfolio. An investment in a Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. While the Portfolios offer a greater level of diversification than many other types of mutual funds, a single Portfolio may not provide a complete investment program for an investor. The following summarizes important risks that apply to the Portfolios and may result in a loss of your investment. There can be no assurance that a Portfolio will achieve its investment objective.

- ***Investing in the Underlying Funds***—The investments of each Portfolio are concentrated in the Underlying Funds, and each Portfolio's investment performance is directly related to the investment performance of the Underlying Funds held by it. The ability of each Portfolio to meet its investment objective is directly related to the ability of the Underlying Funds to meet their objectives as well as the allocation among those Underlying Funds by the Investment Adviser. The value of the Underlying Funds' investments, and the net asset values (''NAV'') of the shares of both the Portfolios and the Underlying Funds, will fluctuate in response to various market and economic factors related to the equity and fixed-income markets, as well as the financial condition and prospects of issuers in which the Underlying Funds invest. There can be no assurance that the investment objective of any Portfolio or any Underlying Fund will be achieved.
- ***Investments of the Underlying Funds***—Because the Portfolios invest in the Underlying Funds, the Portfolios' shareholders will be affected by the investment policies of the Underlying Funds in direct proportion to the amount of assets the Portfolios allocate to those Funds. Each Portfolio may invest in Underlying Funds that in turn invest in small capitalization companies and foreign issuers and thus are subject to additional risks, including changes in foreign currency exchange rates and political risk. Foreign investments may include securities of issuers located in emerging countries in Asia, Latin, Central and South America, Eastern Europe, Africa and the Middle East. Each Portfolio may also invest in Underlying Funds that in turn invest in non-investment grade fixed-income securities (''junk bonds''), which are considered speculative by traditional standards. In addition, the Underlying Funds may purchase derivative securities; enter into forward currency transactions; lend their portfolio securities; enter into futures contracts and options transactions; purchase zero coupon bonds and payment-in-kind bonds; purchase securities issued by real estate investment trusts (''REITs'') and other issuers in the real estate industry; purchase restricted and illiquid securities; purchase securities on a when-issued or delayed delivery basis; enter into repurchase agreements;

borrow money; and engage in various other investment practices. The risks presented by these investment practices are discussed in Appendix A to this Prospectus and the Additional Statement.

- ***Affiliated Persons***—In managing the Portfolios, the Investment Adviser will have the authority to select and substitute Underlying Funds. The Investment Adviser is subject to conflicts of interest in allocating Portfolio assets among the various Underlying Funds both because the fees payable to it and/or its affiliates by some Underlying Funds are higher than the fees payable by other Underlying Funds and because the Investment Adviser and its affiliates are also responsible for managing the Underlying Funds. The Trustees and officers of the Goldman Sachs Trust may also have conflicting interests in fulfilling their fiduciary duties to both the Portfolios and the Underlying Funds.
- ***Expenses***—You may invest in the Underlying Funds directly. By investing in the Underlying Funds indirectly through a Portfolio, you will incur not only a proportionate share of the expenses of the Underlying Funds held by the Portfolio (including operating costs and investment management fees), but also expenses of the Portfolio.
- ***Temporary Investments***—Although the Portfolios normally seek to remain substantially invested in the Underlying Funds, each Portfolio may invest a portion of its assets in high-quality, short-term debt obligations (including commercial paper, certificates of deposit, bankers' acceptances, repurchase agreements, debt obligations backed by the full faith and credit of the U.S. government and demand and time deposits of domestic and foreign banks and savings and loan associations) to maintain liquidity, to meet shareholder redemptions and for other short-term cash needs. Also, there may be times when, in the opinion of the Investment Adviser, abnormal market or economic conditions warrant that, for temporary defensive purposes, a Portfolio may invest without limitation in short-term obligations. When a Portfolio's assets are invested in such investments, the Portfolio may not be achieving its investment objective.

Description of the Underlying Funds

DESCRIPTION OF THE UNDERLYING FUNDS

The following is a concise description of the investment objectives and practices for each of the Underlying Funds that are available for investment by the Portfolios as of the date of this Prospectus. A Portfolio may also invest in other Underlying Funds not listed below that may become available for investment in the future at the discretion of the Investment Adviser without shareholder approval. Additional information regarding the investment practices of the Underlying Funds is provided in Appendix A to this Prospectus and the Additional Statement. No offer is made in this Prospectus of any of the Underlying Funds. In addition, a description of the Portfolios' policies and procedures with respect to the disclosure of a Portfolio's portfolio securities holdings is available in the Additional Statement. For information regarding the disclosure of an Underlying Fund's portfolio securities holdings, see the applicable Underlying Fund's prospectus.

Underlying Fund	Investment Objectives	Investment Criteria
CORE Large Cap Value	Long-term growth of capital and dividend income.	At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a diversified portfolio of equity investments in large-cap U.S. issuers, including foreign issuers that are traded in the United States. The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the Russell 1000® Value Index.
CORE Large Cap Growth	Long-term growth of capital. Dividend income is a secondary consideration.	At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a broadly diversified portfolio of equity investments in large-cap U.S. issuers, including foreign issuers that are traded in the United States. The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the Russell 1000® Growth Index.

Underlying Fund	Investment Objectives	Investment Criteria
CORE Small Cap Equity	Long-term growth of capital.	At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a broadly diversified portfolio of equity investments in small-cap U.S. issuers, including foreign issuers that are traded in the United States. The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the Russell 2000® Index.
Real Estate Securities	Total return comprised of long-term growth of capital and dividend income.	Substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a diversified portfolio of equity investments in issuers that are primarily engaged in or related to the real estate industry. The Fund expects that a substantial portion of its total assets will be invested in REITS and real estate industry companies.
CORE International Equity	Long-term growth of capital.	At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a broadly diversified portfolio of equity investments in companies organized outside the United States or whose securities are principally traded outside the United States. The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the MSCI® EAFE® Index. The Fund may employ certain currency management techniques.
Emerging Markets Equity	Long-term capital appreciation.	Substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a diversified portfolio of equity investments in emerging country issuers. The Fund may employ certain currency management techniques.

Underlying Fund	Investment Objectives	Duration or Maturity	Expected Approximate Interest Rate Sensitivity
Financial Square Prime Obligations	Maximum current income to the extent consistent with the preservation of capital and the maintenance of liquidity.	Maximum Maturity of Individual Investments = 13 months at time of purchase. Maximum Dollar-Weighted Average Portfolio Maturity = 90 days	3-month Treasury bill
Short Duration Government	A high level of current income and secondarily, in seeking current income, may also consider the potential for capital appreciation.	Target Duration = Two-Year U.S. Treasury Note Index plus or minus 0.5 years Maximum Duration*= 3 years	2-year U.S. Treasury note
Core Fixed Income	Total return consisting of capital appreciation and income that exceeds the total return of the Lehman Brothers Aggregate Bond Index.	Target Duration = Lehman Brothers Aggregate Bond Index plus or minus one year Maximum Duration*= 6 years	5-year U.S. Treasury note
Global Income	A high total return, emphasizing current income, and, to a lesser extent, providing opportunities for capital appreciation.	Target Duration = J.P. Morgan Global Government Bond Index (hedged) plus or minus 2.5 years Maximum Duration*= 7.5 years	6-year government bond
High Yield	A high level of current income and may also consider the potential for capital appreciation.	Target Duration = Lehman Brothers U.S. Corporate High Yield Bond Index plus or minus 2.5 years Maximum Duration* = 7.5 years	6-year U.S. Treasury note
Emerging Markets Debt	A high level of total return consisting of income and capital appreciation.	Target Duration = J.P. Morgan EMBI Global Diversified Index plus or minus 2 years Maximum Duration* = 7 years	10-year government bond

* *The Fund's duration approximates its price sensitivity to changes in interest rates.*

Investment Sector	Credit Quality	Other Investments
Money market instruments including securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or sponsored enterprises (''U.S. Government Securities''); U.S. bank obligations, commercial paper and other short-term obligations of U.S. corporations, governmental and other entities; asset-backed and receivables-backed securities; and related repurchase agreements.	High Quality (short-term ratings of A-1, P-1 or comparable quality).	N/A
At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in U.S. Government Securities and repurchase agreements collateralized by such securities. Also invests in futures, swaps and other derivatives.	U.S. Government Securities	Mortgage pass-through securities and other securities representing an interest in or collateralized by mortgage loans.
At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in fixed-income securities, including U.S. Government Securities, corporate debt securities, privately issued mortgage-backed and asset-backed securities. Also invests in futures, swaps and other derivatives.	Minimum = BBB–/Baa3 (at time of purchase) Minimum for non-U.S. dollar securities = AA/Aa	Foreign fixed-income, municipal and convertible securities, foreign currencies and repurchase agreements collateralized by U.S. Government Securities.
Fixed-Income Securities of U.S. and foreign governments and corporations. Also invests in futures, swaps and other derivatives.	Minimum = BBB–/Baa3 (at time of purchase) At least 50% = AAA/Aaa	Mortgage-backed and asset-backed securities, foreign currencies and repurchase agreements collateralized by U.S. Government Securities or certain foreign government securities.
At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in high-yield, fixed-income securities rated below investment grade, including U.S. and non-U.S. dollar corporate debt, foreign government securities, convertible securities and preferred stock. Also invests in futures, swaps and other derivatives.	At least 80% = BB/Ba or below (at time of purchase)	Mortgage-backed and asset-backed securities, U.S. Government Securities, investment grade corporate fixed-income securities, structured securities, foreign currencies and repurchase agreements.
At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in fixed-income securities of issuers located in emerging countries. Also invests in futures, swaps and other derivatives.	Minimum = D (Standard & Poor's) or C (Moody's)	Brady bonds and other debt issued by governments, their agencies and instrumentalities, or by their central banks, fixed and floating rate, senior and subordinated corporate debt obligations, loan participations and repurchase agreements.

Principal Risks of the Underlying Funds

Loss of money is a risk of investing in each Underlying Fund. An investment in an Underlying Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Underlying Funds and may result in a loss of your investment in a Portfolio. There can be no assurance that an Underlying Fund will achieve its investment objective.

Risks That Apply To All Underlying Funds:

- ***NAV Risk***—The risk that the net asset value (''NAV'') of the Underlying Fund and the value of your investment will fluctuate.
- ***Interest Rate Risk***—The risk that when interest rates increase, fixed-income securities held by an Underlying Fund will decline in value. Long-term fixed-income securities will normally have more price volatility because of this risk than short-term fixed-income securities.
- ***Credit/Default Risk***—The risk that an issuer or guarantor of fixed-income securities held by an Underlying Fund may default on its obligation to pay interest and repay principal.
- ***Market Risk***—The risk that the value of the securities in which an Underlying Fund invests may go up or down in response to the prospects of individual companies, particular industry sectors or governments and/or general economic conditions. Price changes may be temporary or last for extended periods. An Underlying Fund's investments may be overweighted from time to time in one or more industry sectors, which will increase the Underlying Fund's exposure to risk of loss from adverse developments affecting those sectors.
- ***Derivatives Risk***—The risk that loss may result from an Underlying Fund's investments in options, futures, swaps, options on swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to an Underlying Fund.
- ***Management Risk***—The risk that a strategy used by an investment adviser to the Underlying Funds may fail to produce the intended results.
- ***Liquidity Risk***—The risk that an Underlying Fund will not be able to pay redemption proceeds within the time period stated in the Underlying Fund's Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. Underlying Funds that invest in non-investment grade fixed-income securities, small and mid-capitalization stocks, REITs and emerging country issuers will be especially subject to the risk that during certain periods the liquidity of particular issuers or industries, or all

securities within particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions whether or not accurate.

Risks That Apply Primarily To The Underlying Fixed-Income Funds:

- ***Call Risk***—The risk that an issuer will exercise its right to pay principal on an obligation held by an Underlying Fund (such as a Mortgage-Backed Security) earlier than expected. This may happen when there is a decline in interest rates. Under these circumstances, an Underlying Fund may be unable to recoup all of its initial investment and will also suffer from having to reinvest in lower yielding securities.
- ***Extension Risk***—The risk that an issuer will exercise its right to pay principal on an obligation held by an Underlying Fund (such as a Mortgage-Backed Security) later than expected. This may happen when there is a rise in interest rates. Under these circumstances, the value of the obligation will decrease, and an Underlying Fund will also suffer from the inability to invest in higher yielding securities.
- ***U.S. Government Securities Risk***—The risk that the U.S. government will not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. Although many U.S. Government Securities purchased by the Underlying Funds, such as those issued by the Federal National Mortgage Association (''Fannie Mae''), Federal Home Loan Mortgage Corporation (''Freddie Mac'') and Federal Home Loan Banks may be chartered or sponsored by Acts of Congress, their securities are neither issued nor guaranteed by the United States Treasury and, therefore, are not backed by the full faith and credit of the United States. The maximum potential liability of the issuers of some U.S. Government Securities held by an Underlying Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

Risk That Applies Primarily To The Underlying Equity Funds:

- ***Stock Risk***—The risk that stock prices have historically risen and fallen in periodic cycles. Recently, U.S. and foreign stock markets have experienced substantial price volatility.

Risks That Are Particularly Important For Specific Underlying Funds:

- ***Non-Diversification Risk***—The Global Income Fund is non-diversified meaning that it is permitted to invest more of its assets in fewer issuers than ''diversified'' mutual funds. Thus, the Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments.

- ***Sovereign Risk***—Certain Underlying Funds will be subject to the risk that the issuer of the sovereign debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay the principal or interest when due. Sovereign Risk includes the following risks:
  - ***Political Risk***—The risks associated with the general political and social environment of a country. These factors may include among other things government instability, poor socioeconomic conditions, corruption, lack of law and order, lack of democratic accountability, poor quality of the bureaucracy, internal and external conflict, and religious and ethnic tensions. High political risk can impede the economic welfare of a country.
  - ***Economic Risk***—The risks associated with the general economic environment of a country. These can encompass, among other things, low quality and growth rate of Gross Domestic Product (''GDP''), high inflation or deflation, high government deficits as a percentage of GDP, weak financial sector, overvalued exchange rate, and high current account deficits as a percentage of GDP.
  - ***Repayment Risk***—The risk associated with the inability of a country to pay its external debt obligations in the immediate future. Repayment risk factors may include but are not limited to high foreign debt as a percentage of GDP, high foreign debt service as a percentage of exports, low foreign exchange reserves as a percentage of short-term debt or exports, and an unsustainable exchange rate structure.
- ***Foreign Risk***—The risk that when an Underlying Fund invests in foreign securities, it will be subject to risk of loss not typically associated with domestic issuers. Loss may result because of less foreign government regulation, less public information and less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions. The Underlying Funds will also be subject to the risk of negative foreign currency rate fluctuations. Foreign risks will normally be greatest when an Underlying Fund invests in issuers located in emerging countries.
- ***Emerging Countries Risk***—Certain Underlying Funds may invest in emerging country securities. The securities markets of Asian, Latin, Central and South American, Eastern European, Middle Eastern, African and other emerging countries are less liquid, are especially subject to greater price volatility, have smaller market capitalizations, have less government regulation and are not subject to as extensive and frequent accounting, financial and other reporting requirements as the securities markets of more developed countries. Further, investment in equity securities of issuers located in certain emerging countries involves risk of loss resulting from problems in share registration and custody and substantial economic and political disruptions. These risks are not normally associated with investments in more developed countries.

- ***Mid Cap and Small Cap Risk***—Certain Underlying Funds may invest in small cap and mid cap stocks. The securities of small capitalization and mid-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable an Underlying Fund to effect sales at an advantageous time or without a substantial drop in price.
- ***Initial Public Offering (''IPO'') Risk***—The risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When an Underlying Fund's asset base is small, a significant portion of the Underlying Fund's performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Underlying Fund. As the Underlying Fund's assets grow, the effect of the Underlying Fund's investments in IPOs on the Underlying Fund's performance will probably decline, which could reduce the Underlying Fund's performance.
- ***''Junk Bond'' Risk***—Certain Underlying Funds may invest in non-investment grade fixed-income securities (commonly known as ''junk bonds'') that are considered predominantly speculative by traditional investment standards. Non-investment grade fixed-income securities and unrated securities of comparable credit quality are subject to the increased risk of an issuer's inability to meet principal and interest payment obligations. These securities may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less secondary market liquidity. Certain Underlying Funds may purchase the securities of issuers that are in default.
- ***Concentration Risk***—The risk that if the Global Income or Emerging Markets Debt Funds invest more than 25% of its total assets in issuers within the same country, state, region, currency, industry or economic sector, an adverse economic, business or political development may affect the value of the Global Income or Emerging Markets Debt Fund's investments more than if its investments were not so concentrated. In addition, the Global Income Fund may invest more than 25% of its total assets in the securities of corporate and governmental issuers located in each of Canada, Germany, Japan and the United Kingdom, as well as in the securities of U.S. issuers. Concentration of the Global Income Fund's investments in such issuers will subject the Fund, to a greater extent than if investments were less concentrated, to losses arising from adverse developments affecting those issuers or countries.
- ***Foreign Currency Trading Risk***—The Core Fixed Income, Global Income, High Yield and Emerging Markets Debt Funds may engage, to a greater extent than the other Underlying Funds, in forward foreign currency transactions for speculative

purposes. These Underlying Funds' investment advisers may purchase or sell foreign currencies through the use of forward contracts based on the investment advisers' judgment regarding the direction of the market for a particular foreign currency or currencies. In pursuing this strategy, the investment advisers seek to profit from anticipated movements in currency rates by establishing ''long'' and/or ''short'' positions in forward contracts on various foreign currencies. Foreign exchange rates can be extremely volatile and a variance in the degree of volatility of the market or in the direction of the market from the investment advisers' expectations may produce significant losses to these Underlying Funds.

- ***Investment Style Risk***—Different investment styles tend to shift in and out of favor depending upon market and economic conditions as well as investor sentiment. An Underlying Fund may outperform or underperform other funds that employ a different investment style. Examples of different investment styles include growth and value investing. Growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth of earnings potential. Also, since growth companies usually invest a high portion of earnings in their business, growth stocks may lack the dividends of some value stocks that can cushion stock prices in a falling market. Growth oriented funds will typically underperform when value investing is in favor. Value stocks are those that are undervalued in comparison to their peers due to adverse business developments or other factors.

More information about the portfolio securities and investment techniques of the Underlying Funds, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Portfolio Performance

HOW THE PORTFOLIOS HAVE PERFORMED

The bar chart and table provide an indication of the risks of investing in a Portfolio by showing: (a) changes in the performance of a Portfolio's Class A Shares from year to year; and (b) how the average annual total returns of a Portfolio's Class A, B and C Shares compare to those of broad-based securities market indices. The bar chart (including ''Best Quarter'' and ''Worst Quarter'' information) and table assume reinvestment of dividends and distributions. A Portfolio's past performance, before and after taxes, is not necessarily an indication of how the Portfolio will perform in the future.

The average annual total return calculation reflects a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge (''CDSC'') for Class B Shares (5% maximum declining to 0% after six years), and the assumed CDSC for Class C Shares (1% if redeemed within 12 months of purchase). The bar charts (including ''Best Quarter'' and ''Worst Quarter'' information) do not reflect the sales loads applicable to Class A Shares. If the sales loads were reflected, returns would be less. Performance reflects expense limitations in effect. If expense limitations were not in place, a Portfolio's performance would have been reduced.

INFORMATION ON AFTER-TAX RETURNS

These definitions apply to the after-tax returns.

Average Annual Total Returns Before Taxes. These returns do not reflect taxes on distributions on a Portfolio's Class A Shares nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.

Average Annual Total Returns After Taxes on Distributions. These returns assume that taxes are paid on distributions on a Portfolio's Class A Shares (i.e., dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Class A Shares at the end of the performance period.

Average Annual Total Returns After Taxes on Distributions and Sale of Shares. These returns reflect taxes paid on distributions on a Portfolio's Class A Shares and taxes applicable when the shares are redeemed (sold).

Note on Tax Rates. The after-tax performance figures are calculated using the historically highest individual federal marginal income tax rates at the time of the distributions (as of the date of this Prospectus, 35% for ordinary income dividends and 15% for long-term capital gains distributions) and do not reflect state and local taxes. In calculating the federal income taxes due on redemptions, capital gains taxes resulting from a redemption are subtracted from the redemption proceeds and the tax benefits from capital losses resulting from the redemption are added to the redemption proceeds. Under certain circumstances, the addition of the tax benefits from capital losses resulting from redemptions may cause the Returns After Taxes on Distributions and Sale of Portfolio Shares to be greater than the Returns After Taxes on Distributions or even the Returns Before Taxes.

Balanced Strategy Portfolio


TOTAL RETURN
Best Quarter*
Q4 '98 +7.04%
Worst Quarter*
Q3 '02 –6.66%
CALENDAR YEAR (CLASS A)
6.38%
10.58%
-0.66%
-2.62%
-3.76%
16.13%
10.28%
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Class A (Inception 1/2/98)			
Returns Before Taxes	4.24%	2.41%	4.11%
Returns After Taxes on Distributions**	3.54%	1.14%	2.78%
Returns After Taxes on Distributions and Sale of Portfolio Shares**	2.82%	1.31%	2.72%
S&P 500® Index[1]	10.88%	–2.30%	4.76%
Two-Year U.S. Treasury Note Index[2]	0.75%	5.02%	4.78%
Lehman Brothers U.S. Corporate High Yield Bond Index[3]	11.13%	6.96%	5.56%
Class B (Inception 1/2/98)			
Returns Before Taxes	4.29%	2.38%	4.17%
S&P 500® Index[1]	10.88%	–2.30%	4.76%
Two-Year U.S. Treasury Note Index[2]	0.75%	5.02%	4.78%
Lehman Brothers U.S. Corporate High Yield Bond Index[3]	11.13%	6.96%	5.56%
Class C (Inception 1/2/98)			
Returns Before Taxes	8.46%	2.82%	4.19%
S&P 500® Index[1]	10.88%	–2.30%	4.76%
Two-Year U.S. Treasury Note Index[2]	0.75%	5.02%	4.78%
Lehman Brothers U.S. Corporate High Yield Bond Index[3]	11.13%	6.96%	5.56%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Portfolio shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

See page 25 for all other footnotes.

Growth and Income Strategy Portfolio

TOTAL RETURN

Best Quarter*
Q2 '03 +10.97%

Worst Quarter*
Q3 '02 –10.56%

CALENDAR YEAR (CLASS A)



6.55%
15.79%
-4.54%
-7.27%
-8.44%
24.55%
14.85%
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Class A (Inception 1/2/98)			
Returns Before Taxes	8.55%	1.84%	4.40%
Returns After Taxes on Distributions**	7.97%	0.76%	3.30%
Returns After Taxes on Distributions and Sale of Portfolio Shares**	5.67%	0.93%	3.11%
S&P 500® Index[1]	10.88%	–2.30%	4.76%
MSCI® EAFE® Index (unhedged)[4]	20.70%	–0.80%	5.67%
Lehman Brothers Aggregate Bond Index[5]	4.34%	7.70%	6.59%
Lehman Brothers U.S. Corporate High Yield Bond Index[3]	11.13%	6.96%	5.56%
Class B (Inception 1/2/98)			
Returns Before Taxes	9.05%	1.82%	4.47%
S&P 500® Index[1]	10.88%	–2.30%	4.76%
MSCI® EAFE® Index (unhedged)[4]	20.70%	–0.80%	5.67%
Lehman Brothers Aggregate Bond Index[5]	4.34%	7.70%	6.59%
Lehman Brothers U.S. Corporate High Yield Bond Index[3]	11.13%	6.96%	5.56%
Class C (Inception 1/2/98)			
Returns Before Taxes	13.03%	2.21%	4.45%
S&P 500® Index[1]	10.88%	–2.30%	4.76%
MSCI® EAFE® Index (unhedged)[4]	20.70%	–0.80%	5.67%
Lehman Brothers Aggregate Bond Index[5]	4.34%	7.70%	6.59%
Lehman Brothers U.S. Corporate High Yield Bond Index[3]	11.13%	6.96%	5.56%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Portfolio shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

See page 25 for all other footnotes.

Growth Strategy Portfolio



TOTAL RETURN
CALENDAR YEAR (CLASS A)
Best Quarter*
Q2 '03 +13.74%
Worst Quarter*
Q3 '02 –14.68%
4.62%
20.85%
-8.68%
-11.03%
-13.64%
30.96%
17.54%
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Class A (Inception 1/2/98)			
Returns Before Taxes	11.13%	0.41%	3.71%
Returns After Taxes on Distributions**	10.87%	–0.23%	3.05%
Returns After Taxes on Distributions and Sale of Portfolio Shares**	7.41%	–0.02%	2.80%
S&P 500® Index[1]	10.88%	–2.30%	4.76%
MSCI® EAFE® Index (unhedged)[4]	20.70%	–0.80%	5.67%
Russell 2000® Index[6]	18.33%	6.60%	7.20%
MSCI® EMF Index[7]	25.95%	4.62%	6.53%
Class B (Inception 1/2/98)			
Returns Before Taxes	11.70%	0.40%	3.79%
S&P 500® Index[1]	10.88%	–2.30%	4.76%
MSCI® EAFE® Index (unhedged)[4]	20.70%	–0.80%	5.67%
Russell 2000® Index[6]	18.33%	6.60%	7.20%
MSCI® EMF Index[7]	25.95%	4.62%	6.53%
Class C (Inception 1/2/98)			
Returns Before Taxes	15.77%	0.80%	3.79%
S&P 500® Index[1]	10.88%	–2.30%	4.76%
MSCI® EAFE® Index (unhedged)[4]	20.70%	–0.80%	5.67%
Russell 2000® Index[6]	18.33%	6.60%	7.20%
MSCI® EMF Index[7]	25.95%	4.62%	6.53%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Portfolio shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

See page 25 for all other footnotes.

Aggressive Growth Strategy Portfolio


TOTAL RETURN
Best Quarter*
Q2 '03 +16.64%
Worst Quarter*
Q3 '02 –17.64%
CALENDAR YEAR (CLASS A)
2.57%
25.39%
-11.47%
-13.63%
-16.54%
35.02%
18.91%
1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Class A (Inception 1/2/98)			
Returns Before Taxes	12.40%	–0.64%	3.18%
Returns After Taxes on Distributions**	12.34%	–0.88%	2.89%
Returns After Taxes on Distributions and Sale of Portfolio Shares**	8.07%	–0.65%	2.58%
S&P 500® Index[1]	10.88%	–2.30%	4.76%
MSCI® EAFE® Index (unhedged)[4]	20.70%	–0.80%	5.67%
Russell 2000® Index[6]	18.33%	6.60%	7.20%
MSCI® EMF Index[7]	25.95%	4.62%	6.53%
Class B (Inception 1/2/98)			
Returns Before Taxes	12.98%	–0.66%	3.26%
S&P 500® Index[1]	10.88%	–2.30%	4.76%
MSCI® EAFE® Index (unhedged)[4]	20.70%	–0.80%	5.67%
Russell 2000® Index[6]	18.33%	6.60%	7.20%
MSCI® EMF Index[7]	25.95%	4.62%	6.53%
Class C (Inception 1/2/98)			
Returns Before Taxes	16.90%	–0.25%	3.27%
S&P 500® Index[1]	10.88%	–2.30%	4.76%
MSCI® EAFE® Index (unhedged)[4]	20.70%	–0.80%	5.67%
Russell 2000® Index[6]	18.33%	6.60%	7.20%
MSCI® EMF Index[7]	25.95%	4.62%	6.53%

* *Please note that ''Best Quarter'' and ''Worst quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Portfolio shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

See page 25 for all other footnotes.

[1] *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

[2] *The Two-Year U.S. Treasury Note Index, as reported by Merrill Lynch, does not reflect any deduction for fees, expenses or taxes.*

[3] *The Lehman Brothers U.S. Corporate High Yield Bond Index is a total return performance benchmark for fixed-income securities having a maximum quality rating of Ba1 (as determined by Moody's Investors Service, Inc.), a minimum amount outstanding of $150 million and at least one year to maturity. The Index is unmanaged and does not reflect any deduction for fees, expenses or taxes.*

[4] *The MSCI® EAFE® Index (Europe, Australasia, Far East) is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. & Canada. As of December 2004 the MSCI® EAFE® Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The Index figures do not reflect any deduction for fees, expenses or taxes.*

[5] *The Lehman Brothers Aggregate Bond Index represents an unmanaged diversified portfolio of fixed-income securities, including U.S. Treasuries, investment-grade corporate bonds, and mortgage-backed and asset-backed securities. The Index figures do not reflect any deduction for fees, expenses or taxes.*

[6] *The Russell 2000® Index is an unmanaged index of common stock prices that measures the performance of the 2000 smallest companies in the Russell 3000® Index. The Index figures do not reflect any deduction for fees, expenses or taxes.*

[7] *The unmanaged MSCI® EMF Index is a free float-adjusted market capitalization-weighted index that is designed to measure equity market performance in the global emerging markets, of over 26 emerging market countries. ''Free'' indicates an index that excludes shares in otherwise free markets that are not purchasable by foreigners. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Portfolio Fees and Expenses
(Class A, B and C Shares)

This table describes the fees and expenses that you would pay if you buy and hold Class A, Class B, or Class C Shares of a Portfolio.

	Balanced Strategy Portfolio		
	Class A	Class B	Class C
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees	None	None	None
Exchange Fees	None	None	None
Annual Portfolio Operating Expenses **(expenses that are deducted from Portfolio assets):**			
Management Fees (for asset allocation)[5]	0.15%	0.15%	0.15%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[6]	0.39%	0.39%	0.39%
Underlying Fund Expenses[7]	0.82%	0.82%	0.82%
Total Other and Underlying Fund Expenses	1.21%	1.21%	1.21%
Total Portfolio Operating Expenses[5]*	1.61%	2.36%	2.36%

See page 30 for all other footnotes.

* The ''Other Expenses'' and ''Total Portfolio Operating Expenses'' (after any waivers and expense limitations) are as set forth below. The waivers and expense limitations may be modified or terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Portfolio Operating Expenses'' may increase without shareholder approval.

	Balanced Strategy Portfolio		
	Class A	Class B	Class C
Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets):			
Management Fees (for asset allocation)[5]	*0.15%*	*0.15%*	*0.15%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[6]	*0.19%*	*0.19%*	*0.19%*
Underlying Fund Expenses[7]	*0.71%*	*0.71%*	*0.71%*
Total Other and Underlying Fund Expenses	*0.90%*	*0.90%*	*0.90%*
Total Portfolio Operating Expenses (after current waivers and expense limitations)[5]	*1.30%*	*2.05%*	*2.05%*

	Growth and Income Strategy Portfolio		
	Class A	Class B	Class C
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees	None	None	None
Exchange Fees	None	None	None
Annual Portfolio Operating Expenses **(expenses that are deducted from Portfolio assets):**			
Management Fees (for asset allocation)[5]	0.15%	0.15%	0.15%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[6]	0.28%	0.28%	0.28%
Underlying Fund Expenses[7]	1.02%	1.02%	1.02%
Total Other and Underlying Fund Expenses	1.30%	1.30%	1.30%
Total Portfolio Operating Expenses[5]*	1.70%	2.45%	2.45%

See page 30 for all other footnotes.

* The ''Other Expenses'' and ''Total Portfolio Operating Expenses'' (after any waivers and expense limitations) set forth below have been restated to reflect the current waivers and expense limitations that are expected for the current fiscal year. The waivers and expense limitations may be modified or terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Portfolio Operating Expenses'' may increase without shareholder approval.

	Growth and Income Strategy Portfolio		
	Class A	Class B	Class C
Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets):			
Management Fees (for asset allocation)[5]	*0.15%*	*0.15%*	*0.15%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[6]	*0.19%*	*0.19%*	*0.19%*
Underlying Fund Expenses[7]	*0.84%*	*0.84%*	*0.84%*
Total Other and Underlying Fund Expenses	*1.03%*	*1.03%*	*1.03%*
Total Portfolio Operating Expenses (after expense limitations)[5]	*1.43%*	*2.18%*	*2.18%*

Portfolio Fees and Expenses continued

	Growth Strategy Portfolio		
	Class A	Class B	Class C
Shareholder Fees			
(fees paid directly from your investment):			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees	None	None	None
Exchange Fees	None	None	None
Annual Portfolio Operating Expenses			
(expenses that are deducted from Portfolio assets):			
Management Fees (for asset allocation)[5]	0.15%	0.15%	0.15%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[6]	0.29%	0.29%	0.29%
Underlying Fund Expenses[7]	1.04%	1.04%	1.04%
Total Other and Underlying Fund Expenses	1.33%	1.33%	1.33%
Total Portfolio Operating Expenses[5]*	1.73%	2.48%	2.48%

See page 30 for all other footnotes.

* The "Other Expenses" and "Total Portfolio Operating Expenses" (after any waivers and expense limitations) set forth below have been restated to reflect the current waivers and expense limitations that are expected for the current fiscal year. The waivers and expense limitations may be modified or terminated at any time at the option of the Investment Adviser. If this occurs, "Other Expenses" and "Total Portfolio Operating Expenses" may increase without shareholder approval.

	Growth Strategy Portfolio		
	Class A	Class B	Class C
Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets):			
Management Fees (for asset allocation)[5]	*0.15%*	*0.15%*	*0.15%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[6]	*0.19%*	*0.19%*	*0.19%*
Underlying Fund Expenses[7]	*0.89%*	*0.89%*	*0.89%*
Total Other and Underlying Fund Expenses	*1.08%*	*1.08%*	*1.08%*
Total Portfolio Operating Expenses (after expense limitations)[5]	*1.48%*	*2.23%*	*2.23%*

	Aggressive Growth Strategy Portfolio		
	Class A	Class B	Class C
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees	None	None	None
Exchange Fees	None	None	None
Annual Portfolio Operating Expenses **(expenses that are deducted from Portfolio assets):**[5]			
Management Fees (for asset allocation)	0.15%	0.15%	0.15%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[6]	0.39%	0.39%	0.39%
Underlying Fund Expenses[7]	1.03%	1.03%	1.03%
Total Other and Underlying Fund Expenses	1.42%	1.42%	1.42%
Total Portfolio Operating Expenses*	1.82%	2.57%	2.57%

See page 30 for all other footnotes.

* The ''Other Expenses'' and ''Total Portfolio Operating Expenses'' (after any waivers and expense limitations) set forth below have been restated to reflect the current waivers and expense limitations that are expected for the current fiscal year. The waivers and expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Portfolio Operating Expenses'' may increase without shareholder approval.

	Aggressive Growth Strategy Portfolio		
	Class A	Class B	Class C
Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets):			
Management Fees (for asset allocation)[5]	*0.15%*	*0.15%*	*0.15%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[6]	*0.19%*	*0.19%*	*0.19%*
Underlying Fund Expenses[7]	*0.93%*	*0.93%*	*0.93%*
Total Other and Underlying Fund Expenses	*1.12%*	*1.12%*	*1.12%*
Total Portfolio Operating Expenses (after expense limitations)[5]	*1.52%*	*2.27%*	*2.27%*

Portfolio Fees and Expenses continued

[1] *The maximum sales charge is a percentage of the offering price. A CDSC of 1% is imposed on certain redemptions (within 18 months of purchase) of Class A Shares sold without an initial sales charge as part of an investment of $1 million or more.*

[2] *The maximum CDSC is a percentage of the lesser of the NAV at the time of the redemption or the NAV when the shares were originally purchased.*

[3] *A CDSC is imposed upon Class B Shares redeemed within six years of purchase at a rate of 5% in the first year, declining to 1% in the sixth year, and eliminated thereafter.*

[4] *A CDSC of 1% is imposed on Class C Shares redeemed within 12 months of purchase.*

[5] *Effective the date of this Prospectus, the Investment Adviser has entered into a Fee Reduction Commitment with the Trust. The commitment permanently reduces the management fee for each Portfolio to an annual ratio of 0.15% of the average daily net assets of each Portfolio. As a result, ''Management Fees'' as ''Total Portfolio Operating Expenses'' of each Portfolio have been restated to reflect the current expenses that are expected for the current fiscal year.*

[6] *''Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.19% of the average daily net assets of each Portfolio's Class A, B and C Shares, plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to reduce or limit ''Other Expenses'' (excluding management fees, distribution and service fees, transfer agency fees and expenses, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses) to the extent that such expenses exceed, on an annual basis, 0.004% of each Portfolio's average daily net assets.*

[7] *''Underlying Fund Expenses'' for each Portfolio are based upon the strategic allocation of each Portfolio's investment in the Underlying Funds and upon the actual total operating expenses of the Underlying Funds (including any current waivers and expense limitations of the Underlying Funds). Actual Underlying Fund Expenses incurred by each Portfolio may vary with changes in the allocation of each Portfolio's assets among the Underlying Funds and with other events that directly affect the expenses of the Underlying Funds.*

Example

The following Example is intended to help you compare the cost of investing in a Portfolio (without waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Class A, B or C Shares of a Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Portfolio	1 Year	3 Years	5 Years	10 Years
Balanced Strategy				
Class A Shares	$705	$1,030	$1,378	$2,356
Class B Shares				
– Assuming complete redemption at end of period	$739	$1,036	$1,460	$2,510
– Assuming no redemption	$239	$ 736	$1,260	$2,510
Class C Shares				
– Assuming complete redemption at end of period	$339	$ 736	$1,260	$2,696
– Assuming no redemption	$239	$ 736	$1,260	$2,696
Growth and Income Strategy				
Class A Shares	$713	$1,056	$1,422	$2,448
Class B Shares				
– Assuming complete redemption at end of period	$748	$1,064	$1,506	$2,601
– Assuming no redemption	$248	$ 764	$1,306	$2,601
Class C Shares				
– Assuming complete redemption at end of period	$348	$ 764	$1,306	$2,786
– Assuming no redemption	$248	$ 764	$1,306	$2,786
Growth Strategy				
Class A Shares	$716	$1,065	$1,437	$2,479
Class B Shares				
– Assuming complete redemption at end of period	$751	$1,073	$1,521	$2,632
– Assuming no redemption	$251	$ 773	$1,321	$2,632
Class C Shares				
– Assuming complete redemption at end of period	$351	$ 773	$1,321	$2,816
– Assuming no redemption	$251	$ 773	$1,321	$2,816

Portfolio	1 Year	3 Years	5 Years	10 Years
Aggressive Growth Strategy				
Class A Shares	$725	$1,091	$1,481	$2,570
Class B Shares				
– Assuming complete redemption at end of period	$760	$1,099	$1,565	$2,722
– Assuming no redemption	$260	$ 799	$1,365	$2,722
Class C Shares				
– Assuming complete redemption at end of period	$360	$ 799	$1,365	$2,905
– Assuming no redemption	$260	$ 799	$1,365	$2,905

The hypothetical example assumes that a CDSC will not apply to redemptions of Class A Shares within the first 18 months. Class B Shares convert to Class A Shares eight years after purchase; therefore, Class A expenses are used in the hypothetical example after year eight.

Certain institutions that sell Portfolio shares and/or their salespersons may receive other compensation in connection with the sale and distribution of Class A, Class B and Class C Shares or for services to their customers' accounts and/or the Portfolios. For additional information regarding such compensation, see ''What Should I Know When I Purchase Shares Through An Authorized Dealer?'' in the Prospectus and ''Payments to Intermediaries'' in the Additional Statement.

Service Providers

INVESTMENT ADVISERS

Investment Adviser	Portfolio
Goldman Sachs Asset Management, L.P. (''GSAM'') 32 Old Slip New York, New York 10005	Balanced Strategy Growth and Income Strategy Growth Strategy Aggressive Growth Strategy

Except as noted below, GSAM also serves as investment adviser to each Underlying Fund.

	Underlying Fund
Goldman Sachs Asset Management International (''GSAMI'') Christchurch Court 10-15 Newgate Street London, England EC1A 7HD	Emerging Markets Equity Global Income

GSAM has been registered as an investment adviser with the Securities and Exchange Commission (''SEC'') since 1990 and is an affiliate of Goldman Sachs. GSAMI, a member of the Investment Management Regulatory Organization Limited since 1990 and a registered investment adviser since 1991, is an affiliate of Goldman Sachs. As of December 31, 2004, GSAM and GSAMI, along with other units of the Investment Management Division (''IMD'') of Goldman Sachs, had assets under management of $451.3 billion.

Under an Asset Allocation Management Agreement with each Portfolio, the Investment Adviser, subject to the general supervision of the Trustees, provides advice as to each Portfolio's investment transactions, including determinations concerning changes to (a) the Underlying Funds in which the Portfolios may invest; and (b) the percentage range of assets of any Portfolio that may be invested in the Underlying Equity Funds and the Underlying Fixed-Income Funds as separate groups.

The Investment Adviser also performs the following additional services for the Portfolios:

- Supervises all non-advisory operations of the Portfolios
- Provides personnel to perform necessary executive, administrative and clerical services to the Portfolios

- Arranges for the preparation of all required tax returns, reports to shareholders, prospectuses and statements of additional information and other reports filed with the SEC and other regulatory authorities
- Maintains the records of each Portfolio
- Provides office space and all necessary office equipment and services

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Portfolio's average daily net assets):

Portfolio*	Contractual Rate	Actual Rate for the Fiscal Year Ended December 31, 2004
Balanced Strategy	0.15%	0.15%
Growth and Income Strategy	0.15%	0.15%
Growth Strategy	0.15%	0.15%
Aggressive Growth Strategy	0.15%	0.15%

* *Effective the date of this Prospectus, the Investment Adviser has entered into a Fee Reduction Commitment. The commitment permanently reduces the management fee for each Portfolio to an annual rate of 0.15% of the average daily net assets of the Portfolio. Prior to the date of this Prospectus, the contractual rate for each Portfolio was 0.35% of the Portfolio's average daily net assets.*

The difference, if any, between the stated fees and the actual fees paid by the Portfolios reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

In addition, each Portfolio, as a shareholder in the Underlying Funds, will indirectly bear a proportionate share of any investment management fees and other expenses paid by the Underlying Funds. The following chart shows the total net operating expense ratios (management fee plus other operating expenses) of Institutional Shares of each Underlying Fund in which the Portfolios may invest after applicable fee waivers and expense limitations, as of the end of each Underlying Fund's most recent fiscal year. In addition, the following chart shows the contractual investment management fees payable to the Investment Adviser or its affiliates by the Underlying Funds (in each case as an annualized percentage of a Fund's average net assets). Absent voluntary fee waivers and/or expense

reimbursements, which may be discontinued at any time, the total operating expense ratios of certain Underlying Funds would be higher.

Underlying Fund	Contractual Management Fee	Total Net Operating Expense Ratio
Financial Square Prime Obligations	0.205%	0.18%
Short Duration Government	0.50%	0.54%
Core Fixed Income	0.40%	0.50%
Global Income	0.65%	0.69%
High Yield	0.70%	0.76%
CORE Large Cap Growth	0.65%	0.75%
CORE Large Cap Value	0.60%	0.70%
CORE Small Cap Equity	0.85%	0.93%
CORE International Equity	0.85%	1.01%
Emerging Markets Debt	0.80%	0.88%
Emerging Markets Equity	1.20%	1.59%
Real Estate Securities	1.00%	1.04%

PORTFOLIO MANAGERS

Robert B. Litterman, Ph.D., a Managing Director of Goldman Sachs, is the co-developer, along with the late Fischer Black, of the Black-Litterman Global Asset Allocation Model, a key tool in IMD's asset allocation process. As Director of Quantitative Resources, Dr. Litterman oversees Quantitative Equities, the Quantitative Strategies Group, and the Global Investment Strategies Group. In total, these groups include over 100 professionals. Prior to moving to IMD, Dr. Litterman, who became a Partner in 1994 was the head of the Firmwide Risk department. Preceding that time, Dr. Litterman spent eight years in the Fixed Income Division's research department where he was co-director of the research and model development group.

Quantitative Strategies Group

- The Quantitative Strategies Group consists of over 40 professionals, including eight Ph.Ds, with extensive academic and practitioner experience
- Disciplined, quantitative models are used to determine the relative attractiveness of the world's stock, bond and currency markets
- Theory and economic intuition guide the investment process

Name and Title	Years Primarily Responsible	Five Year Employment History
Mark M. Carhart, Ph.D., CFA Managing Director, Co-Head Quantitative Strategies and Senior Portfolio Manager	Since 1998	Dr. Carhart joined the Investment Adviser as a member of the Quantitative Strategies team in 1997 and became Co-Head of the Quantitative Strategies team in 1998.
Joseph DeLuca Vice President, Portfolio and Product Manager	Since 2001	Mr. DeLuca joined the Investment Adviser in 2001. From 1997 to 2001, he worked in the Risk Management group of Goldman Sachs.
Katinka Domotorffy, CFA Vice President and Portfolio Manager	Since 2001	Ms. Domotorffy joined the Investment Adviser as a member of the Quantitative Strategies Group in 1998.

Mark Carhart, as Co-Head and Co-Chief Investment Officer of the Quantitative Strategies team, is ultimately responsible for the Portfolio's investment process. Katinka Domotorffy and Joseph DeLuca manage the implementation and execution process. The strategic and tactical allocations are model-driven and generated by a computer-powered optimizer. The portfolio management team collectively decides on constraints and adjustments to the trades generated by the quantitative models.

For more information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of securities in the Portfolio, see the Additional Statement.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Portfolio's shares. Goldman Sachs, P.O. Box 06050, Chicago, Illinois, 60606-6306, also serves as each Portfolio's transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Underlying Funds or Portfolios. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to an Underlying Fund or limit an Underlying Fund's investment activities. Goldman Sachs is a full service investment banking, broker dealer, asset management and financial services organization and a major participant in global financial markets. As such, it acts as an investor, investment banker, research provider, investment manager, financer, advisor, market maker, trader, prime broker, lender, agent and principal, and has other direct and indirect interests, in the global fixed income, currency, commodity, equity and other markets in which the Underlying Funds directly and indirectly invest. Thus, it is likely that the Underlying Funds will have multiple business relationships with and will invest in, engage in transactions with, make voting decisions with respect to, or obtain services from entities for which Goldman Sachs performs or seeks to perform investment banking or other services. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Underlying Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Underlying Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Underlying Funds. The results of an Underlying Fund's investment activities, therefore, may differ from those of Goldman Sachs, its affiliates, and other accounts managed by Goldman Sachs and it is possible that an Underlying Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Underlying Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. Furthermore, transactions undertaken by Goldman Sachs, its affiliates or Goldman Sachs advised clients may adversely impact the Underlying Funds. Transactions by one or more Goldman Sachs advised clients or the Investment Adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Underlying Funds. An Underlying Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a global financial services firm, Goldman Sachs also provides a wide range of investment banking and financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it may create markets or specialize

in, have positions in and affect transactions in, securities of issuers held by the Underlying Funds, and may also perform or seek to perform investment banking and financial services for those issuers. Goldman Sachs and its affiliates may have business relationships with and purchase or distribute or sell services or products from or to distributors, consultants or others who recommend the Underlying Fund or who engage in transactions with or for the Funds. For more information about conflicts of interest, see the Additional Statement.

Under a securities lending program approved by the Trust's Board of Trustees, the Underlying Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Underlying Fund to the extent that the Underlying Funds engage in the securities lending program. For these services, the lending agent may receive a fee from the Underlying Funds, including a fee based on the returns earned on the Underlying Funds' investment of the cash received as collateral for the loaned securities. In addition, the Underlying Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Underlying Funds' portfolio investment transactions.

LEGAL PROCEEDINGS

On April 2, 2004, Lois Burke, a plaintiff identifying herself as a shareholder of the Goldman Sachs Internet Tollkeeper Fund, filed a purported class and derivative action lawsuit in the United States District Court for the Southern District of New York against The Goldman Sachs Group, Inc. (''GSG''), GSAM, the Trustees and Officers of the Goldman Sachs Trust (the ''Trust''), and John Doe Defendants. In addition, the Goldman Sachs Funds included in this Prospectus and certain other investment portfolios of the Trust were named as nominal defendants. On April 19 and May 6, 2004, additional class and derivative action lawsuits containing substantially similar allegations and requests for redress were filed in the United States District Court for the Southern District of New York. On June 29, 2004, the three complaints were consolidated into one action, *In re Goldman Sachs Mutual Funds Fee Litigation*, and on November 17, 2004, the plaintiffs filed a consolidated amended complaint against GSG, GSAM, GSAMI, Goldman, Sachs & Co., the Trustees and Officers of the Trust and John Doe Defendants (collectively, the ''Defendants'') in the United States District Court for the Southern District of New York. Certain investment portfolios of the Trust and Goldman Sachs Variable Insurance Trust (collectively, the ''Goldman Sachs Funds'') were also named as nominal defendants in the amended complaint.

The consolidated amended complaint, which is brought on behalf of all persons or entities who held shares in the Goldman Sachs Funds between April 2, 1999 and

January 9, 2004, inclusive (the ''Class Period''), asserts claims involving (i) violations of the Investment Company Act of 1940 (the ''Investment Company Act''), the Investment Advisers Act of 1940, and New York General Business Law, (ii) common law breach of fiduciary duty; (iii) aiding and abetting breach of fiduciary duty; and (iv) unjust enrichment. The complaint alleges, among other things, that during the Class Period, the Defendants made improper and excessive brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds and omitted statements of fact in registration statements and reports filed pursuant to the Investment Company Act which were necessary to prevent such registration statements and reports from being materially false and misleading. In addition, the complaint alleges that the Goldman Sachs Funds paid excessive and improper investment advisory fees to GSAM and GSAMI. The complaint also alleges that GSAM and GSAMI used Rule 12b-1 fees for improper purposes and made improper use of soft dollars. The complaint further alleges that the Trust's Officers and Trustees breached their fiduciary duties in connection with the foregoing. The plaintiffs in the cases are seeking compensatory damages; punitive damages; rescission of GSAM's and GSAMI's investment advisory agreements and return of fees paid; an accounting of all Goldman Sachs Funds-related fees, commissions and soft dollar payments; restitution of all unlawfully or discriminatorily obtained fees and charges; and reasonable costs and expenses, including counsel fees and expert fees.

In addition, on March 10, 2005 Jeanne and Don Masden filed a purported class action lawsuit in the United States District Court for the Southern District of New York against GSG, GSAM, Goldman, Sachs & Co., the Trustees of the Trust and John Doe Defendants (collectively the ''Defendants''). The lawsuit amends a previously-filed complaint, and alleges that the Defendants breached their fiduciary duties and duties of care owed under federal and state law by failing to ensure that equity securities held by the Goldman Sachs Funds participated in class action settlements for which they were eligible. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisers and punitive damages.

Based on currently available information, GSAM and GSAMI believe that the likelihood that the pending purported class action lawsuits will have a material adverse financial impact on the Goldman Sachs Funds is remote, and the pending actions are not likely to materially affect their ability to provide investment management services to their clients, including the Goldman Sachs Funds.

Dividends

Each Portfolio pays dividends from its investment company taxable income and distributions from net realized capital gains. You may choose to have dividends and distributions paid in:

- Cash
- Additional shares of the same class of the same Portfolio
- Shares of the same or an equivalent class of another Goldman Sachs Fund. Special restrictions may apply. See the Additional Statement.

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time before the record date for a particular dividend or distribution. If you do not indicate any choice, dividends and distributions will be reinvested automatically in the applicable Portfolio.

The election to reinvest dividends and distributions in additional shares will not affect the tax treatment of such dividends and distributions, which will be treated as received by you and then used to purchase the shares.

Dividends from investment company taxable income and distributions from net realized capital gains are declared and paid as follows:

Portfolio	Investment Income Dividends	Capital Gains Distributions
Balanced Strategy	Quarterly	Annually
Growth and Income Strategy	Quarterly	Annually
Growth Strategy	Annually	Annually
Aggressive Growth Strategy	Annually	Annually

From time to time a portion of a Portfolio's dividends may constitute a return of capital.

When you purchase shares of a Portfolio, part of the NAV per share may be represented by undistributed income or undistributed realized gains that have previously been earned by the Portfolio. Therefore, subsequent distributions on such shares from such income or realized gains may be taxable to you even if the NAV of the shares is, as a result of the distributions, reduced below the cost of such shares and the distributions (or portions thereof) represent a return of a portion of the purchase price.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' shares.

HOW TO BUY SHARES

How Can I Purchase Class A, Class B And Class C Shares Of The Funds?

You may purchase shares of the Funds through:

- Goldman Sachs;
- Authorized Dealers; or
- Directly from the Trust.

In order to make an initial investment in a Fund, you must furnish to the Fund, Goldman Sachs or your Authorized Dealer the information in the Account Application. An order will be processed upon receipt of payment.

To Open an Account:

- Complete the Account Application
- Mail your payment and Account Application to:

  Your Authorized Dealer
  - Purchases by check or Federal Reserve draft should be made payable to your Authorized Dealer
  - Your Authorized Dealer is responsible for forwarding payment promptly (within three business days) to the Fund

  or

  Goldman Sachs Funds, P.O. Box 219711, Kansas City, MO 64121-9711
  - Purchases by check or Federal Reserve draft should be made payable to Goldman Sachs Funds – (Name of Fund ***and*** Class of Shares)
  - Boston Financial Data Services, Inc. (''BFDS''), the Funds' sub-transfer agent, will not accept checks drawn on foreign banks, third-party checks, cashier's checks or official checks (except in instances pertaining to retirement asset transfers), temporary checks, electronic checks, drawer checks, cash, money orders, travelers cheques or credit card checks.
  - Federal funds wire, Automated Clearing House Network (''ACH'') transfer or bank wires should be sent to State Street Bank and Trust Company (''State Street'') (each Fund's custodian). Please call the Funds at 1-800-526-7384 to get detailed instructions on how to wire your money.

What Is My Minimum Investment In The Funds?

	Initial	Additional
Regular Accounts	$1,000	$50
Tax-Sheltered Retirement Plans (excluding SEP IRAs, SIMPLE IRAs and Education IRAs)	$250	$50
Uniform Gift to Minors Act Accounts/Uniform Transfer to Minors Act Accounts	$250	$50
403(b) Plan Accounts	$200	No Minimum
SEP IRAs, SIMPLE IRAs and Education IRAs	$50	No Minimum
Automatic Investment Plan Accounts	$50	$50

What Alternative Sales Arrangements Are Available?

The Funds offer three classes of shares through this Prospectus.

Maximum Amount You Can Buy In The Aggregate Across Funds	Class A	No limit
	Class B	$100,000*
	Class C	$1,000,000
Initial Sales Charge	Class A	Applies to purchases of less than $1 million—varies by size of investment with a maximum of 5.5%
	Class B	None
	Class C	None
CDSC	Class A	1.00% on certain investments of $1 million or more ***if*** you sell within 18 months
	Class B	6 year declining CDSC with a maximum of 5%
	Class C	1% if shares are redeemed within 12 months of purchase
Conversion Feature	Class A	None
	Class B	Class B Shares automatically convert to Class A Shares after 8 years
	Class C	None

* *No additional Class B Shares may be purchased by an investor either in an initial purchase or in subsequent purchases if the current market value of the shares owned and/or purchased is equal to or exceeds $100,000.*

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Refuse to open an account if you fail to (i) provide a Social Security Number or other taxpayer identification number; or (ii) certify that such number is correct (if required to do so under applicable law).

- Reject or restrict any purchase or exchange order by a particular purchaser (or group of related purchasers) for any reason in its discretion. Without limiting the foregoing, the Trust may reject or restrict purchase and exchange orders by a particular purchaser (or group of related purchasers) when a pattern of frequent purchases, sales or exchanges of shares of a Fund is evident, or if purchases, sales or exchanges are, or a subsequent abrupt redemption might be, of a size that would disrupt the management of a Fund.
- Close a Fund to new investors from time to time and reopen a Fund whenever it is deemed appropriate by a Fund's Investment Adviser.
- Modify or waive the minimum investment requirement.
- Modify the manner in which shares are offered.
- Modify the sales charge rates applicable to future purchases of shares.

Generally, the Fund will not allow non-U.S. citizens and certain U.S. citizens residing outside the United States to open an account directly with the Funds.

The Funds may allow you to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

The minimum investment requirement may be waived for current and former officers, partners, directors or employees of Goldman Sachs or any of its affiliates.

Customer Identification Program. Federal law requires the Funds to obtain, verify and record identifying information, which may include the name, residential or business street address, date of birth (for an individual), Social Security Number or taxpayer identification number or other identifying information, for each investor who opens an account with the Funds. Applications without the required information, or (where applicable) without an indication that a Social Security Number or taxpayer identification number has been applied for, may not be accepted by the Funds. After accepting an application, to the extent permitted by applicable law or their customer identification program, the Funds reserve the right to: (i) place limits on transactions in any account until the identity of the investor is verified; or (ii) refuse an investment in the Funds; or (iii) involuntarily redeem an investor's shares and close an account in the event that the Funds are unable to verify an investor's identity. The Funds and their agents will not be responsible for any loss in an investor's account resulting from the investor's delay in providing all required identifying information or from closing an account and redeeming an investor's shares pursuant to the customer identification program.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange shares is the Fund's next determined NAV for a share class. Each class calculates its NAV as follows:

$$NAV = \frac{(\text{Value of Assets of the Class}) - (\text{Liabilities of the Class})}{\text{Number of Outstanding Shares of the Class}}$$

Investments in other registered mutual funds such as the Underlying Funds are valued based on the NAV of those mutual funds (which may use fair value pricing as discussed below).

The investments of the Funds and the Underlying Funds are valued based on market quotations or if market quotations are not readily available, or if the Investment Adviser believes that such quotations do not accurately reflect fair value, the fair value of the investments may be determined in good faith under procedures established by the Trustees.

For Underlying Funds that invest a significant portion of assets in foreign equity securities, ''fair value'' prices are provided by an independent fair value service. Fair value prices are used because many foreign markets operate at times that do not coincide with those of the major U.S. markets. Events that could affect the values of foreign portfolio holdings may occur between the close of the foreign market and the time of determining the NAV, and would not otherwise be reflected in the NAV. If the independent fair value service does not provide a fair value for a particular security or if the value does not meet the established criteria for the Underlying Funds, the most recent closing price for such a security on its principal exchange will generally be its fair value on such date.

In addition, the investment adviser of an Underlying Fund, consistent with applicable regulatory guidance, may determine to make an adjustment to the previous closing prices of either domestic or foreign securities in light of significant events, to reflect what it believes to be the fair value of the securities at the time of determining an Underlying Fund's NAV. Significant events that could affect a large number of securities in a particular market may include, but are not limited to: situations relating to one or more single issuers in a market sector; significant fluctuations in foreign markets; market disruptions or market closings; governmental actions or other developments; as well as the same or similar events which may affect specific issuers or the securities markets even though not tied directly to the securities markets. Other significant events that could relate to a single issuer may include, but are not limited to: corporate actions such as reorganizations, mergers and buy-outs; corporate announcements on earnings; significant litigation; and regulatory news such as governmental approvals.

One effect of using an independent fair value service and fair valuation may be to reduce stale pricing arbitrage opportunities presented by the pricing of Underlying Fund shares. However, it involves the risk that the values used by the Underlying Funds to price their investments may be different from those used by other investment companies and investors to price the same investments.

- NAV per share of each share class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. Fund shares will generally not be priced on any day the New York Stock Exchange is closed.
- When you buy shares, you pay the NAV next calculated *after* the Funds receive your order in proper form, plus any applicable sales charge.
- When you sell shares, you receive the NAV next calculated *after* the Funds receive your order in proper form, less any applicable CDSC.
- The Trust reserves the right to reprocess purchase (including dividend re-investment), redemption and exchange transactions that were processed at an NAV other than a Fund's official closing NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing NAV.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open one or more Funds for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-526-7384.

Foreign securities may trade in their local markets on days a Fund is closed. As a result, the NAV of a Fund that holds foreign securities may be impacted on days when investors may not purchase or redeem Fund shares.

What Is The Offering Price Of Class A Shares?

The offering price of Class A Shares of each Fund is the next determined NAV per share plus an initial sales charge paid to Goldman Sachs at the time of purchase of shares. The sales charge varies depending upon the amount you purchase. In some cases, described below, the initial sales charge may be eliminated altogether, and the offering price will be the NAV per share. The current sales charges and commissions paid to Authorized Dealers are as follows:

Amount of Purchase (including sales charge, if any)	Sales Charge as Percentage of Offering Price	Sales Charge as Percentage of Net Amount Invested	Maximum Dealer Allowance as Percentage of Offering Price*
Less than $50,000	5.50%	5.82%	5.00%
$50,000 up to (but less than) $100,000	4.75	4.99	4.00
$100,000 up to (but less than) $250,000	3.75	3.90	3.00
$250,000 up to (but less than) $500,000	2.75	2.83	2.25
$500,000 up to (but less than) $1 million	2.00	2.04	1.75
$1 million or more	0.00**	0.00**	***

* *Dealer's allowance may be changed periodically. During special promotions, the entire sales charge may be allowed to Authorized Dealers. Authorized Dealers to whom substantially the entire sales charge is allowed may be deemed to be ''underwriters'' under the Securities Act of 1933.*

** *No sales charge is payable at the time of purchase of Class A Shares of $1 million or more, but a CDSC of 1% may be imposed in the event of certain redemptions within 18 months of purchase.*

*** *The Distributor may pay a one-time commission to Authorized Dealers who initiate or are responsible for purchases of $1 million or more of shares of the Funds equal to 1.00% of the amount under $3 million, 0.50% of the next $2 million, and 0.25% thereafter. In instances where an Authorized Dealer (including Goldman Sachs' Private Wealth Management unit) agrees to waive its receipt of the one-time commission described above, the CDSC on Class A Shares, generally will be waived. The Distributor may also pay, with respect to all or a portion of the amount purchased, a commission in accordance with the foregoing schedule to Authorized Dealers who initiate or are responsible for purchases of $500,000 or more by certain Section 401(k), profit sharing, money purchase pension, tax-sheltered annuity, defined benefit pension, or other employee benefit plans that are sponsored by one or more employers (including governmental or church employers) or employee organizations investing in the Funds which satisfy the criteria set forth below in ''When Are Class A Shares Not Subject To A Sales Load?'' or $1 million or more by certain ''wrap'' accounts. Purchases by such plans will be made at NAV with no initial sales charge, but if shares are redeemed within 18 months after the end of the calendar month in which such purchase was made, a CDSC of 1% may be imposed upon the plan, the plan sponsor or the third-party administrator. In addition, Authorized Dealers will remit to the Distributor such payments received in connection with ''wrap'' accounts in the event that shares are redeemed within 18 months after the end of the calendar month in which the purchase was made.*

You should note that the actual sales charge that appears in your mutual fund transaction confirmation may differ slightly from the rate disclosed above in this Prospectus due to rounding calculations.

As indicated in the above chart, and as discussed further below and in the section titled ''How Can the Sales Charge on Class A Shares Be Reduced?'', you may, under certain circumstances, be entitled to pay reduced sales charges on your purchases of Class A Shares or have those charges waived entirely. To take advantage of these discounts, you or your Authorized Dealer or financial intermediary must notify the Funds' Transfer Agent at the time of your purchase order that a discount may apply to your current purchases. You may also be required to provide appropriate documentation to receive those discounts, including:

(i) Information or records regarding shares of the Funds or other funds held in all accounts (*e.g.,* retirement accounts) of the shareholder at the financial intermediary;

(ii) Information or records regarding shares of the Funds or other funds held in any account of the shareholder at another financial intermediary; and

(iii) Information or records regarding shares of the Funds or other funds held at any financial intermediary by related parties of the shareholder, such as members of the same family or household.

You should note in particular that, if the Funds' Transfer Agent is properly notified, under the ''Right of Accumulation'' described below, the ''Amount of Purchase'' in the chart on the preceding page will be deemed to include all Class A, Class B and/or Class C Shares of the Goldman Sachs Funds that were acquired by purchase or exchange, and that were subject to a sales charge, that are held at the time of purchase by any of the following persons: (i) you, your spouse and your children; and (ii) any trustee, guardian or other fiduciary of a single trust estate or a single fiduciary account. This includes, for example, any Class A, Class B and/or Class C Shares held at a broker-dealer or other financial intermediary other than the one handling your current purchase. In some circumstances, other Class A, Class B and/or Class C Shares may be aggregated with your current purchase under the Right of Accumulation as described in the Additional Statement. For purposes of determining the ''Amount of Purchase,'' all Class A, Class B and/or Class C Shares held at the time of purchase will be valued at their current market value.

You should also note that if you provide the Transfer Agent a signed written Statement of Intention to invest (not counting reinvestments of dividends and distributions) in the aggregate $50,000 or more in Class A Shares of one or more Goldman Sachs Funds within a 13-month period, any investments you make during the 13 months will be treated as though the total quantity were invested in one lump sum and you will receive the discounted sales load based on your investment commitment. You must, however, inform the Transfer Agent that the Statement of Intention is in effect each time shares are purchased. Each purchase will be made at the public offering price applicable to a single transaction of the dollar amount specified on the Statement of Intention.

In addition to the information provided in this Prospectus and the Additional Statement, information about sales charge discounts is available from your Authorized Dealer and, free of charge, on the Funds' website at http://www.gs.com/funds.

What Else Do I Need To Know About Class A Shares' CDSC?

Purchases of $1 million or more of Class A Shares will be made at NAV with no initial sales charge. However, if you redeem shares within 18 months after the end of the calendar month in which the purchase was made, a CDSC of 1% may be imposed. The CDSC may not be imposed if your Authorized Dealer enters into an agreement with the Distributor to return all or an applicable prorated portion of its commission to the Distributor. The CDSC is waived on redemptions in certain circumstances. See ''In What Situations May The CDSC On Class A, B Or C Shares Be Waived Or Reduced?'' below.

When Are Class A Shares Not Subject To A Sales Load?

Class A Shares of the Funds may be sold at NAV without payment of any sales charge to the following individuals and entities:

- Goldman Sachs, its affiliates or their respective officers, partners, directors or employees (including retired employees and former partners), any partnership of which Goldman Sachs is a general partner, any Trustee or officer of the Trust and designated family members of any of these individuals;
- Qualified retirement plans of Goldman Sachs;
- Trustees or directors of investment companies for which Goldman Sachs or an affiliate acts as sponsor;
- Any employee or registered representative of any Authorized Dealer or their respective spouses, children and parents;
- Banks, trust companies or other types of depository institutions;
- Any state, county or city, or any instrumentality, department, authority or agency thereof, which is prohibited by applicable investment laws from paying a sales charge or commission in connection with the purchase of shares of a Fund;
- Section 401(k), profit sharing, money purchase pension, tax-sheltered annuity, defined benefit pension, or other employee benefit plans that are sponsored by one or more employers (including governmental or church employers) or employee organizations (''Retirement Plans'') that:
  - Buy shares of Goldman Sachs Funds worth $500,000 or more; or
  - Have 100 or more eligible employees at the time of purchase; or
  - Certify that they expect to have annual plan purchases of shares of Goldman Sachs Funds of $200,000 or more; or
  - Are provided administrative services by certain third-party administrators that have entered into a special service arrangement with Goldman Sachs relating to such plans; or
  - Have at the time of purchase aggregate assets of at least $2,000,000;
- ''Wrap'' accounts for the benefit of clients of broker-dealers, financial institutions or financial planners, provided they have entered into an agreement

with GSAM specifying aggregate minimums and certain operating policies and standards;

- Registered investment advisers investing for accounts for which they receive asset-based fees;
- Accounts over which GSAM or its advisory affiliates have investment discretion;
- Shareholders receiving distributions from a qualified retirement plan invested in the Goldman Sachs Funds and reinvesting such proceeds in a Goldman Sachs IRA;
- Shareholders who roll over distributions from any tax-qualified retirement plan or tax-sheltered annuity to an IRA which invests in the Goldman Sachs Funds if the tax-qualified retirement plan or tax-sheltered annuity receives administrative services provided by certain third-party administrators that have entered into a special service arrangement with Goldman Sachs relating to such plan or annuity; or
- Investors who qualify under other exemptions that are stated from time to time in the Additional Statement.

You must certify eligibility for any of the above exemptions on your Account Application and notify the Fund if you no longer are eligible for the exemption. The Fund will grant you an exemption subject to confirmation of your entitlement. You may be charged a fee if you effect your transactions through a broker or agent.

How Can The Sales Charge On Class A Shares Be Reduced?

- ***Right of Accumulation:*** When buying Class A Shares in Goldman Sachs Funds, your current aggregate investment determines the initial sales load you pay. You may qualify for reduced sales charges when the current market value of holdings across Class A, Class B and/or Class C Shares, plus new purchases, reaches $50,000 or more. Class A, Class B and/or Class C Shares of any of the Goldman Sachs Funds may be combined under the Right of Accumulation. For purposes of applying the Right of Accumulation, shares of the Funds and any other Goldman Sachs Funds purchased by an existing client of Goldman Sachs Wealth Management or GS Ayco Holding LLC will be combined with Class A, Class B and/or Class C Shares and other assets held by all other Goldman Sachs Wealth Management accounts or accounts of GS Ayco Holding LLC, respectively. In addition, under some circumstances, Class A, Class B and/or Class C Shares of the Funds and Class A, Class B and/or Class C Shares of any other Goldman Sachs Fund purchased by partners, directors, officers or employees of the same business organization, groups of individuals represented by and investing on the recommendation of the same accounting firm, certain affinity groups or other similar organizations may be combined for the purpose of determining whether a purchase will qualify for the Right of Accumulation and, if qualifying, the applicable sales charge level. To qualify for a reduced sales load, you or your Authorized Dealer must notify the Funds' Transfer Agent at the time of investment that a quantity discount is applicable. Use of this option is subject to a check of appropriate records. The Additional Statement has more information about the Right of Accumulation.

- ***Statement of Intention:*** You may obtain a reduced sales charge by means of a written Statement of Intention which expresses your non-binding commitment to invest (not counting reinvestments of dividends and distributions) in the aggregate $50,000 or more within a period of 13 months in Class A Shares of one or more of the Goldman Sachs Funds. Any investments you make during the period will receive the discounted sales load based on the full amount of your investment commitment. At your request, purchases made during the previous 90 days may be included; however, capital appreciation does not apply toward these combined purchases. If the investment commitment of the Statement of Intention is not met prior to the expiration of the 13-month period, the entire amount will be subject to the higher applicable sales charge. By signing the Statement of Intention, you authorize the Transfer Agent to escrow and redeem Class A Shares in your account to pay this additional charge. The Additional Statement has more information about the Statement of Intention, which you should read carefully.

COMMON QUESTIONS ABOUT THE PURCHASE OF CLASS B SHARES

What Is The Offering Price Of Class B Shares?

You may purchase Class B Shares of the Funds at the next determined NAV without an initial sales charge. However, Class B Shares redeemed within six years of purchase will be subject to a CDSC at the rates shown in the table below based on how long you held your shares.

The CDSC schedule is as follows:

Year Since Purchase	CDSC as a Percentage of Dollar Amount Subject to CDSC
First	5%
Second	4%
Third	3%
Fourth	3%
Fifth	2%
Sixth	1%
Seventh and thereafter	None

Proceeds from the CDSC are payable to the Distributor and may be used in whole or in part to defray the Distributor's expenses related to providing distribution-related services to the Funds in connection with the sale of Class B Shares, including the payment of compensation to Authorized Dealers. A commission equal to 4% of the amount invested is paid to Authorized Dealers.

What Should I Know About The Automatic Conversion Of Class B Shares?

Class B Shares of a Fund will automatically convert into Class A Shares of the same Fund at the end of the calendar quarter that is eight years after the purchase date.

If you acquire Class B Shares of a Fund by exchange from Class B Shares of another Goldman Sachs Fund, your Class B Shares will convert into Class A Shares of such Fund based on the date of the initial purchase and the CDSC schedule of that purchase.

If you acquire Class B Shares through reinvestment of distributions, your Class B Shares will convert into Class A Shares based on the date of the initial purchase of the shares on which the distribution was paid.

The conversion of Class B Shares to Class A Shares will not occur at any time the Funds are advised that such conversions may constitute taxable events for federal tax purposes, which the Funds believe is unlikely. If conversions do not occur as a result of possible taxability, Class B Shares would continue to be subject to higher expenses than Class A Shares for an indeterminate period.

A COMMON QUESTION ABOUT THE PURCHASE OF CLASS C SHARES

What Is The Offering Price Of Class C Shares?

You may purchase Class C Shares of the Funds at the next determined NAV without paying an initial sales charge. However, if you redeem Class C Shares within 12 months of purchase, a CDSC of 1% will normally be deducted from the redemption proceeds. In connection with purchases by Retirement Plans, where Class C Shares are redeemed within 12 months of purchase, a CDSC of 1% may be imposed upon the plan sponsor or third-party administrator.

Proceeds from the CDSC are payable to the Distributor and may be used in whole or in part to defray the Distributor's expenses related to providing distribution-related services to the Funds in connection with the sale of Class C Shares, including the payment of compensation to Authorized Dealers. An amount equal to 1% of the amount invested is normally paid by the Distributor to Authorized Dealers.

What Else Do I Need To Know About The CDSC On Class A, B Or C Shares?

- The CDSC is based on the lesser of the NAV of the shares at the time of redemption or the original offering price (which is the original NAV).
  - No CDSC is charged on shares acquired from reinvested dividends or capital gains distributions.
  - No CDSC is charged on the per share appreciation of your account over the initial purchase price.
  - When counting the number of months since a purchase of Class B or Class C Shares was made, all payments made during a month will be combined and considered to have been made on the first day of that month.
- To keep your CDSC as low as possible, each time you place a request to sell shares, the Funds will first sell any shares in your account that do not carry a CDSC and then the shares in your account that have been held the longest.

In What Situations May The CDSC On Class A, B Or C Shares Be Waived Or Reduced?

The CDSC on Class A, Class B and Class C Shares that are subject to a CDSC may be waived or reduced if the redemption relates to:

- Retirement distributions or loans to participants or beneficiaries from Retirement Plans;
- The death or disability (as defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’)) of a participant or beneficiary in a Retirement Plan;
- Hardship withdrawals by a participant or beneficiary in a Retirement Plan;
- Satisfying the minimum distribution requirements of the Code;
- Establishing ‘‘substantially equal periodic payments’’ as described under Section 72(t)(2) of the Code;
- The separation from service by a participant or beneficiary in a Retirement Plan;
- The death or disability (as defined in Section 72(m)(7) of the Code) of a shareholder if the redemption is made within one year of the event;
- Excess contributions distributed from a Retirement Plan;
- Distributions from a qualified Retirement Plan invested in the Goldman Sachs Funds which are being rolled over to a Goldman Sachs IRA in the same share class; or
- Redemption proceeds which are to be reinvested in accounts or non-registered products over which GSAM or its advisory affiliates have investment discretion.

In addition, Class A, B and C Shares subject to a systematic withdrawal plan may be redeemed without a CDSC. The Funds reserve the right to limit such redemptions, on an annual basis, to 12% each of the value of your Class B and C Shares and 10% of the value of your Class A Shares.

How Do I Decide Whether To Buy Class A, B Or C Shares?

The decision as to which Class to purchase depends on the amount you invest, the intended length of the investment and your personal situation.

- ***Class A Shares.*** If you are making an investment of $50,000 or more that qualifies for a reduced sales charge, you should consider purchasing Class A Shares.
- ***Class B Shares.*** If you plan to hold your investment for at least six years and would prefer not to pay an initial sales charge, you might consider purchasing Class B Shares. By not paying a front-end sales charge, your entire investment in Class B Shares is available to work for you from the time you make your initial investment. However, the distribution and service fee paid by Class B Shares will cause your Class B Shares (until conversion to Class A Shares) to have a higher expense ratio, and thus lower performance and lower dividend payments (to the extent dividends are paid) than Class A Shares. A maximum purchase limitation of $100,000 in the aggregate normally applies to Class B Shares. Once the current value of the Class B Shares in the aggregate across all Goldman Sachs Funds is $100,000, you will not be allowed to purchase any additional Class B Shares. Individual purchases exceeding $100,000 will be rejected and additional purchases which could cause your holdings in Class B Shares to exceed $100,000 will be rejected.
- ***Class C Shares.*** If you are unsure of the length of your investment or plan to hold your investment for less than six years and would prefer not to pay an initial sales charge, you may prefer Class C Shares. By not paying a front-end sales charge, your entire investment in Class C Shares is available to work for you from the time you make your initial investment. However, the distribution and service fee paid by Class C Shares will cause your Class C Shares to have a higher expense ratio, and thus lower performance and lower dividend payments (to the extent dividends are paid) than Class A Shares (or Class B Shares after conversion to Class A Shares).

  Although Class C Shares are subject to a CDSC for only 12 months, Class C Shares do not have the automatic eight-year conversion feature applicable to Class B Shares and your investment may pay higher distribution fees indefinitely.

  A maximum purchase limitation of $1,000,000 in the aggregate normally applies to purchases of Class C Shares. Once the current value of the Class C Shares in the aggregate across all Goldman Sachs Funds is equal to $1,000,000, you will not be allowed to purchase any additional Class C Shares. Individual purchases exceeding $1,000,000 will be rejected and additional purchases which would cause your holdings in Class C Shares to exceed $1,000,000 will be rejected.

Note: Authorized Dealers may receive different compensation for selling Class A, Class B or Class C Shares.

In addition to Class A, Class B and Class C Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

HOW TO SELL SHARES

How Can I Sell Class A, Class B And Class C Shares Of The Funds?

You may arrange to take money out of your account by selling (redeeming) some or all of your shares. **Generally, each Fund will redeem its shares upon request on any business day at the NAV next determined after receipt of such request in proper form, subject to any applicable CDSC.** You may request that redemption proceeds be sent to you by check or by wire (if the wire instructions are on record). Redemptions may be requested in writing or by telephone.

Instructions For Redemptions:	

By Writing:	■ Write a letter of instruction that includes:
	  ■ Your name(s) and signature(s)
	  ■ Your account number
	  ■ The Fund name and Class of Shares
	  ■ The dollar amount you want to sell
	  ■ How and where to send the proceeds
	■ Obtain a signature guarantee (see details below)
	■ Mail your request to:
	Goldman Sachs Funds
	P.O. Box 219711
	Kansas City, MO 64121-9711
	or for overnight delivery:
	Goldman Sachs Funds
	330 West 9th Street
	Poindexter Bldg., 1st Floor
	Kansas City, MO 64105

By Telephone:	If you have not declined the telephone redemption privilege on your Account Application: ■ 1-800-526-7384 (8:00 a.m. to 4:00 p.m. New York time) ■ You may redeem up to $50,000 of your shares daily ■ Proceeds which are sent directly to a Goldman Sachs brokerage account or to the bank account designated on your Account Application are not subject to the $50,000 limit

When Do I Need A Medallion Signature Guarantee To Redeem Shares?

A signature guarantee may be required if:

- You are requesting in writing to redeem shares in an amount over $50,000;
- You would like the redemption proceeds sent to an address that is not your address of record; or
- You would like to change the bank designated on your Account Application.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.

A signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee. Additional documentation may be required for executors, trustees or corporations or when deemed appropriate by the Transfer Agent.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. The Trust may accept telephone redemption instructions from any person identifying himself or herself as the owner of an account or the owner's registered representative where the owner has not declined in writing to use this service. Thus, you risk possible losses if a telephone redemption is not authorized by you.

In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs and BFDS each employ reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Proceeds of telephone redemption requests will be sent only to your address of record or authorized bank account designated in the Account Application (unless you provide written instructions and a signature guarantee, indicating another address or account).
- For the 30-day period following a change of address, telephone redemptions will only be filled by a wire transfer to the bank account designated in the Account Application (see immediately preceding bullet point). In order to receive the redemption by check during this time period, the redemption request must be a written, Medallion signature guaranteed letter.
- The telephone redemption option does not apply to shares held in a ''street name'' account. ''Street name'' accounts are accounts maintained and serviced by your Authorized Dealer. If your account is held in ''street name,'' you should contact your registered representative of record, who may make telephone redemptions on your behalf.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

How Are Redemption Proceeds Paid?

By Wire: You may arrange for your redemption proceeds to be wired as federal funds to the domestic bank account designated in your Account Application. The following general policies govern wiring redemption proceeds:

- Redemption proceeds will normally be wired on the next business day in federal funds (for a total of one business day delay), but may be paid up to three business days following receipt of a properly executed wire transfer redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.

- To change the bank designated on your Account Application, you must send written instructions (with your signature guaranteed) to the Transfer Agent.
- Neither the Trust nor Goldman Sachs assumes any responsibility for the performance of your bank or any intermediaries in the transfer process. If a problem with such performance arises, you should deal directly with your bank or any such intermediaries.

By Check: You may elect to receive your redemption proceeds by check. Redemption proceeds paid by check will normally be mailed to the address of record within three business days of a properly executed redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Institutions (including banks, trust companies, brokers and investment advisers) are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, these institutions may set times by which they must receive redemption requests. These institutions may also require additional documentation from you.

The Trust reserves the right to:

- Redeem your shares if your account balance falls below the required Fund minimum as a result of a redemption. The Funds will not redeem your shares on this basis if the value of your account falls below the minimum account balance solely as a result of market conditions. The Funds will give you 60 days' prior written notice to allow you to purchase sufficient additional shares of the Fund in order to avoid such redemption.
- Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interests of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.

- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to a Fund as undeliverable or remain uncashed for six months. This provision may not apply to certain retirement or qualified accounts. In addition, that distribution and all future distributions payable to you will be reinvested at the NAV on the day of reinvestment in additional shares of the same class of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Reinvest Redemption Proceeds In The Same Or Another Goldman Sachs Fund?

You may redeem shares of a Fund and reinvest a portion or all of the redemption proceeds (plus any additional amounts needed to round off purchases to the nearest full share) at NAV. To be eligible for this privilege, you must hold the shares you want to redeem for at least 30 days and you must reinvest the share proceeds within 90 days after you redeem. You may reinvest as follows:

- Class A or B Shares—Class A Shares of the same Fund or another Goldman Sachs Fund
- Class C Shares—Class C Shares of the same Fund or another Goldman Sachs Fund
- You should obtain and read the applicable prospectuses before investing in any other Funds.
- If you pay a CDSC upon redemption of Class A or Class C Shares and then reinvest in Class A or Class C Shares as described above, your account will be credited with the amount of the CDSC you paid. The reinvested shares will, however, continue to be subject to a CDSC. The holding period of the shares acquired through reinvestment will include the holding period of the redeemed shares for purposes of computing the CDSC payable upon a subsequent redemption. For Class B Shares, you may reinvest the redemption proceeds in Class A Shares at NAV but the amount of the CDSC paid upon redemption of the Class B Shares will not be credited to your account.
- The reinvestment privilege may be exercised at any time in connection with transactions in which the proceeds are reinvested at NAV in a tax-sheltered retirement plan. In other cases, the reinvestment privilege may be exercised once per year upon receipt of a written request.
- You may be subject to tax as a result of a redemption. You should consult your tax adviser concerning the tax consequences of a redemption and reinvestment.

Can I Exchange My Investment From One Fund To Another?

You may exchange shares of a Fund at NAV without the imposition of an initial sales charge or CDSC at the time of exchange for shares of the same class or an equivalent class of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice to you.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ Your name(s) and signature(s) ■ Your account number ■ The Fund names and Class of Shares ■ The dollar amount you want to exchange ■ Mail the request to: Goldman Sachs Funds P.O. Box 219711 Kansas City, MO 64121-9711 or for overnight delivery - Goldman Sachs Funds 330 West 9th St. Poindexter Bldg., 1st Floor Kansas City, MO 64105
By Telephone:	If you have not declined the telephone exchange privilege on your Account Application: ■ 1-800-526-7384 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- Currently, there is no charge for exchanges, although the Funds may impose a charge in the future.
- The exchanged shares may later be exchanged for shares of the same class (or an equivalent class) of the original Fund at the next determined NAV without the imposition of an initial sales charge or CDSC if the amount in the Fund resulting from such exchanges is less than the largest amount on which you have previously paid the applicable sales charge.
- When you exchange shares subject to a CDSC, no CDSC will be charged at that time. The exchanged shares will be subject to the CDSC of the shares originally held. For purposes of determining the amount of the applicable CDSC, the length of time you have owned the shares will be measured from the date you acquired the original shares subject to a CDSC and will not be affected by a subsequent exchange.
- Eligible investors may exchange certain classes of shares for another class of shares of the same Fund. For further information, call Goldman Sachs Funds at 1-800-526-7384 and see the Additional Statement.

- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund or the entire balance of the original Fund account should be exchanged.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs and BFDS may use reasonable procedures described under ‘‘What Do I Need to Know About Telephone Redemption Requests?’’ in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Telephone exchanges normally will be made only to an identically registered account.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

SHAREHOLDER SERVICES

Can I Arrange To Have Automatic Investments Made On A Regular Basis?

You may be able to make systematic cash investments through your bank via ACH transfer or your checking account via bank draft each month. Forms for this option are available from Goldman Sachs, and your Authorized Dealer, or you may check the appropriate box on the Account Application.

Can My Dividends And Distributions From A Fund Be Invested In Other Funds?

You may elect to cross-reinvest dividends and capital gain distributions paid by a Fund in shares of the same class or an equivalent class of other Goldman Sachs Funds.

- Shares will be purchased at NAV.
- No initial sales charge or CDSC will be imposed.
- You may elect cross-reinvestment into an identically registered account or a similarly registered account provided that at least one name on the account is registered identically.

Can I Arrange To Have Automatic Exchanges Made On A Regular Basis?

You may elect to exchange automatically a specified dollar amount of shares of a Fund for shares of the same class or an equivalent class of other Goldman Sachs Funds.

- Shares will be purchased at NAV.
- No initial sales charge is imposed.
- Shares subject to a CDSC acquired under this program may be subject to a CDSC at the time of redemption from the Fund into which the exchange is made depending upon the date and value of your original purchase.
- Automatic exchanges are made monthly on the 15th day of each month or the first business day thereafter.
- Minimum dollar amount: $50 per month.

What Else Should I Know About Cross-Reinvestments And Automatic Exchanges?

Cross-reinvestments and automatic exchanges are subject to the following conditions:

- You must invest an amount in the Fund into which cross-reinvestments or automatic exchanges are being made that is equal to that Fund's minimum initial investment or continue to cross-reinvest or to make automatic exchanges until such minimum initial investment is met.
- You should obtain and read the prospectus of the Fund into which dividends are invested or automatic exchanges are made.

Can I Have Automatic Withdrawals Made On A Regular Basis?

You may draw on your account systematically via check or ACH transfer in any amount of $50 or more.

- It is normally undesirable to maintain a systematic withdrawal plan at the same time that you are purchasing additional Class A, Class B or Class C Shares because of the sales charge imposed on your purchases of Class A Shares and/or the imposition of a CDSC on your redemptions of Class A, Class B or Class C Shares.
- You must have a minimum balance of $5,000 in a Fund.
- Checks are mailed the next business day after your selected systematic withdrawal date.
- Each systematic withdrawal is a redemption and therefore may be a taxable transaction.
- The CDSC applicable to Class A, Class B or Class C Shares redeemed under the systematic withdrawal plan may be waived.

What Types of Reports Will I Be Sent Regarding My Investment?

You will be provided with a printed confirmation of each transaction in your account and an individual quarterly account statement. A year-to-date statement for your account will be provided upon request made to Goldman Sachs. If your account is held in ''street name'' you may receive your statements and confirmations on a different schedule.

You will also receive an annual shareholder report containing audited financial statements and a semi-annual shareholder report. If you have consented to the delivery of a single copy of shareholder reports, prospectuses and other information to all shareholders who share the same mailing address with your account, you may revoke your consent at any time by contacting Goldman Sachs Funds by phone at 1-800-526-7384 or by mail at Goldman Sachs Funds, P.O. Box 06050, Chicago, IL 60606-6306. The Funds will begin sending individual copies to you within 30 days after receipt of your revocation.

The Funds do not generally provide sub-accounting services.

What Should I Know When I Purchase Shares Through An Authorized Dealer?

Authorized Dealers and other financial intermediaries may provide varying arrangements for their clients to purchase and redeem Fund shares. They may charge additional fees not described in this Prospectus to their customers for such services.

If shares of a Fund are held in a ''street name'' account with an Authorized Dealer, all recordkeeping, transaction processing and payments of distributions relating to your account will be performed by the Authorized Dealer, and not by the Fund and its Transfer Agent. Since the Funds will have no record of your transactions, you should contact the Authorized Dealer to purchase, redeem or exchange shares, to make changes in or give instructions concerning the account or to obtain information about your account. The transfer of shares in a ''street name'' account to an account with another dealer or to an account directly with the Fund involves special procedures and will require you to obtain historical purchase information about the shares in the account from the Authorized Dealer.

Authorized Dealers and other financial intermediaries may be authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and if approved by the Trust, to designate other intermediaries to accept such orders. In these cases:

- A Fund will be deemed to have received an order that is in proper form when the order is accepted by an Authorized Dealer or intermediary on a business day, and the order will be priced at the Fund's NAV per share (adjusted for any applicable sales charge) next determined after such acceptance.
- Authorized Dealers and intermediaries are responsible for transmitting accepted orders to the Funds within the time period agreed upon by them.

You should contact your Authorized Dealer or intermediary to learn whether it is authorized to accept orders for the Trust.

The Investment Adviser, Distributor and/or their affiliates may make payments to Authorized Dealers and other financial intermediaries (''Intermediaries'') from time to time to promote the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. These payments are made out of the Investment Adviser's, Distributor's and/or their affiliates' own assets, and are not an additional charge to the Funds. The payments are in addition to the distribution and service fees and sales charges described in this Prospectus. Such payments are intended to compensate Intermediaries for, among other things: marketing shares of the Funds and other Goldman Sachs Funds, which may consist of payments relating to Funds included on preferred or recommended fund lists or in certain sales programs from time to time sponsored by the Intermediaries; access to the Intermediaries' registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; and/or other specified services intended to assist in the distribution and marketing of the Funds and other Goldman Sachs Funds. The payments may also, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote the sale of shares, as well as sponsor various educational programs, sales contests and/or promotions. The additional payments by the Investment Adviser, Distributor and/or their affiliates may also compensate Intermediaries for subaccounting, administrative and/or shareholder processing services that are in addition to the fees paid for these services by the Funds. The amount of these additional payments is normally not expected to exceed 0.50% (annualized) of the amount sold or invested through the Intermediaries. Please refer to the ''Payments to Intermediaries'' section of the Additional Statement for more information about these payments.

The payments made by the Investment Adviser, Distributor and/or their affiliates may be different for different Intermediaries. The presence of these payments and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered representative or salesperson to highlight, feature or recommend Funds based, at least in part, on the level of compensation paid. You should contact your Authorized Dealer or other Intermediary for more information about the payments it receives and any potential conflicts of interest.

DISTRIBUTION SERVICES AND FEES

What Are The Different Distribution And Service Fees Paid By Class A, B and C Shares?

The Trust has adopted distribution and service plans (each a ''Plan'') under which Class A, Class B and Class C Shares bear distribution and service fees paid to Goldman Sachs and Authorized Dealers. If the fees received by Goldman Sachs pursuant to the Plans exceed its expenses, Goldman Sachs may realize a profit from these arrangements. Goldman Sachs generally pays the distribution and service fees on a quarterly basis.

Under the Plans, Goldman Sachs is entitled to a monthly fee from each Fund for distribution services equal, on an annual basis, to 0.25%, 0.75% and 0.75%, respectively, of a Fund's average daily net assets attributed to Class A, Class B and Class C Shares. Because these fees are paid out of the Fund's assets on an ongoing basis, over time, these fees will increase the cost of your investment and may cost you more than paying other types of such charges.

The distribution fees are subject to the requirements of Rule 12b-1 under the Investment Company Act, and may be used (among other things) for:

- Compensation paid to and expenses incurred by Authorized Dealers, Goldman Sachs and their respective officers, employees and sales representatives;
- Commissions paid to Authorized Dealers;
- Allocable overhead;
- Telephone and travel expenses;
- Interest and other costs associated with the financing of such compensation and expenses;
- Printing of prospectuses for prospective shareholders;
- Preparation and distribution of sales literature or advertising of any type; and
- All other expenses incurred in connection with activities primarily intended to result in the sale of Class A, Class B and Class C Shares.

In connection with the sale of Class C Shares, Goldman Sachs normally begins paying the 0.75% distribution fee as an ongoing commission to Authorized Dealers after the shares have been held for one year.

PERSONAL ACCOUNT MAINTENANCE SERVICES AND FEES

Under the Plans, Goldman Sachs is also entitled to receive a separate fee equal on an annual basis to 0.25% of each Fund's average daily net assets attributed to Class B or Class C Shares. This fee is for personal and account maintenance services, and may be used to make payments to Goldman Sachs, Authorized

Dealers and their officers, sales representatives and employees for responding to inquiries of, and furnishing assistance to, shareholders regarding ownership of their shares or their accounts or similar services not otherwise provided on behalf of the Funds. If the fees received by Goldman Sachs pursuant to the Plans exceed its expenses, Goldman Sachs may realize a profit from this arrangement.

In connection with the sale of Class C Shares, Goldman Sachs normally begins paying the 0.25% ongoing service fee to Authorized Dealers after the shares have been held for one year.

RESTRICTIONS ON EXCESSIVE TRADING PRACTICES

Policies and Procedures on Excessive Trading Practices. In accordance with the policy adopted by the Board of Trustees, the Trust discourages frequent purchases and redemptions of Fund shares and does not permit market timing or other excessive trading practices. Purchases and exchanges should be made with a view to longer-term investment purposes only that are consistent with the investment policies and practices of the respective Funds. Excessive, short-term (market timing) trading practices may disrupt portfolio management strategies, increase brokerage and administrative costs, harm fund performance and result in dilution in the value of Fund shares held by long-term shareholders. The Trust and Goldman Sachs reserve the right to reject or restrict purchase or exchange requests from any investor. The Trust and Goldman Sachs will not be liable for any loss resulting from rejected purchase or exchange orders. To minimize harm to the Trust and its shareholders (or Goldman Sachs), the Trust (or Goldman Sachs) will exercise this right if, in the Trust's (or Goldman Sachs') judgment, an investor has a history of excessive trading or if an investor's trading, in the judgment of the Trust (or Goldman Sachs), has been or may be disruptive to a Fund. In making this judgment, trades executed in multiple accounts under common ownership or control may be considered together to the extent they can be identified. No waivers of the provisions of the policy established to detect and deter market timing and other excessive trading activity are permitted that would harm the Trust or its shareholders or would subordinate the interests of the Trust or its shareholders to those of Goldman Sachs or any affiliated person or associated person of Goldman Sachs.

To deter excessive shareholder trading, the International Equity Funds and certain Fixed Income Funds (which are offered in separate prospectuses) impose a redemption fee on redemptions made within 30 calendar days of purchase subject to certain exceptions. For more information about these Funds, obtain a prospectus

from your Authorized Dealer or from Goldman Sachs by calling the number on the back cover of this Prospectus.

Pursuant to the policy adopted by the Board of Trustees, Goldman Sachs has developed criteria that it uses to identify trading activity that may be excessive. Goldman Sachs reviews on a regular, periodic basis available information relating to the trading activity in the Funds in order to assess the likelihood that a Fund may be the target of excessive trading. As part of its excessive trading surveillance process, Goldman Sachs, on a periodic basis, examines transactions that exceed certain monetary thresholds or numerical limits within a period of time. If, in its judgment, Goldman Sachs detects excessive, short term trading, Goldman Sachs may reject or restrict a purchase or exchange request and may further seek to close an investor's account with a Fund. Goldman Sachs may modify its surveillance procedures and criteria from time to time without prior notice regarding the detection of excessive trading or to address specific circumstances. Goldman Sachs will apply the criteria in a manner that, in Goldman Sachs' judgment, will be uniform.

Fund shares may be held through omnibus arrangements maintained by intermediaries such as broker-dealers, investment advisers, transfer agents, administrators and insurance companies. In addition, Fund shares may be held in omnibus 401(k) plans, retirement plans and other group accounts. Omnibus accounts include multiple investors and such accounts typically provide the Funds with a net purchase or redemption request on any given day where the purchases and redemptions of Fund shares by the investors are netted against one another. The identity of individual investors whose purchase and redemption orders are aggregated are not known by the Funds. A number of these financial intermediaries may not have the capability or may not be willing to apply the Funds' market timing policies or any applicable redemption fee. While Goldman Sachs may monitor share turnover at the omnibus account level, a Fund's ability to monitor and detect market timing by shareholders or apply any applicable redemption fee in these omnibus accounts is limited. The netting effect makes it more difficult to identify, locate and eliminate market timing activities. In addition, those investors who engage in market timing and other excessive trading activities may employ a variety of techniques to avoid detection. There can be no assurance that the Funds and Goldman Sachs will be able to identify all those who trade excessively or employ a market timing strategy, and curtail their trading in every instance.

Taxation

As with any investment, you should consider how your investment in the Portfolios will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Portfolios.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Portfolio distributions and the sale of your Portfolio shares.

DISTRIBUTIONS

Each Portfolio contemplates declaring as dividends each year all or substantially all of its taxable income. Distributions you receive from the Portfolios are generally subject to federal income tax, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Portfolio shares or receive them in cash. For federal tax purposes, the Portfolios' income dividend distributions and short-term capital gains distributions are taxable to you as ordinary income. Any long-term capital gains distributions are taxable as long-term capital gains, no matter how long you have owned your Portfolio shares.

Under recent changes to the Internal Revenue Code (''the Code''), the maximum long-term capital gain tax rate applicable to individuals, estates, and trusts is reduced to 15%. A sunset provision provides that the 15% long-term capital gain rate and the taxation of dividends at the long-term capital gain rate will revert back to a prior version of these provisions in the Code for taxable years beginning after December 31, 2008. Also, Portfolio distributions to noncorporate shareholders attributable to dividends received by the Underlying Funds from U.S. and certain foreign corporations will generally be taxed at the long-term capital gain rate of 15%, as long as certain other requirements are met. For these lower rates to apply, the noncorporate shareholder must own their Portfolio shares for at least 61 days during the 121-day period beginning 60 days before the Portfolio's ex-dividend date. The amount of a Portfolio's distributions that would otherwise qualify for this favorable tax treatment may be reduced as a result of a high portfolio turnover rate.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. A percentage of the Portfolios' dividends paid to corporate shareholders may be eligible for the corporate dividends-received deduction. This percentage may, however, be reduced by a high portfolio turnover rate. The character and tax status of all distributions will be available to shareholders after the close of each calendar year.

The REIT investments of the underlying Real Estate Securities Fund often do not provide complete tax information to the Fund until after the calendar year-end. Consequently, because of the delay, it may be necessary for the Portfolios to request permission to extend the deadline for issuance of Forms 1099-DIV beyond January 31.

Each Portfolio may be subject to foreign withholding or other foreign taxes on income or gain from certain foreign securities. In general, the Portfolios may deduct these taxes in computing their taxable income.

If you buy shares of a Portfolio before it makes a distribution, the distribution will be taxable to you even though it may actually be a return of a portion of your investment. This is known as ‘‘buying a dividend.’’

SALES AND EXCHANGES

Your sale of Portfolio shares is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. For tax purposes, the exchange of your Portfolio shares for shares of a different Goldman Sachs Fund is the same as a sale. When you sell your shares, you will generally recognize a capital gain or loss in an amount equal to the difference between your adjusted tax basis in the shares and the amount received. Generally, this gain or loss will be long-term or short-term depending on whether your holding period for the shares exceeds twelve months, except that any loss realized on shares held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gain dividends that were received on the shares. Additionally, any loss realized on a sale, exchange or redemption of shares of a Portfolio may be disallowed under ‘‘wash sale’’ rules to the extent the shares disposed of are replaced with other shares of that Portfolio within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to a dividend reinvestment in shares of that Portfolio. If disallowed, the loss will be reflected in an adjustment to the basis of the shares acquired.

OTHER INFORMATION

When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Portfolio must withhold 28% of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Portfolio to do so.

Non-U.S. investors may be subject to U.S. withholding and estate tax. However, distributions of short-term capital gains and qualified interest income made by the Funds to non-U.S. investors after December 31, 2004 and before January 1, 2008 will generally not be subject to withholding.

Appendix A
Additional Information on the Underlying Funds

This Appendix provides further information on certain types of investments and techniques that may be used by the Underlying Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request, and in the prospectuses of the Underlying Funds.

The Underlying Equity Funds invest primarily in common stocks and other equity investments, including preferred stocks, interests in real estate investment trusts, convertible debt obligations, convertible preferred stocks, equity interests in trusts, partnerships, joint ventures, limited liability companies and similar enterprises, warrants, stock purchase rights and synthetic and derivative instruments that have economic characteristics similar to equity securities (''equity investments''). The Underlying Fixed-Income Funds invest primarily in fixed-income securities, including senior and subordinated corporate debt obligations (such as bonds, debentures, notes and commercial paper), convertible and non-convertible corporate debt obligations, loan participations and preferred stock. The Underlying Fixed Income Funds can also make substantial investments in futures contracts, swaps and other derivatives.

The Short-Duration Government Fund invests principally in U.S. Government Securities and related repurchase agreements, and does not invest in foreign securities. The investments of the Financial Square Prime Obligations Fund are limited by SEC regulations applicable to money market funds as described in its prospectus, and do not include many of the types of investments discussed below that are permitted for the other Underlying Funds. With these exceptions, and the further exceptions noted below, the following description applies generally to the Underlying Funds.

A. General Risks of the Underlying Funds

The Underlying Equity Funds will be subject to the risks associated with common stocks and other equity investments. In general, the values of equity investments fluctuate in response to the activities of individual companies and in response to general market and economic conditions. Accordingly, the values of the equity investments that an Underlying Fund holds may decline over short or extended periods. The stock markets tend to be cyclical, with periods when stock prices

generally rise and periods when prices generally decline. In recent years, stock markets have experienced substantial price volatility.

The Underlying Fixed-Income Funds will be subject to the risks associated with fixed-income securities. These risks include interest rate risk, credit risk and call/extension risk. In general, interest rate risk involves the risk that when interest rates decline, the market value of fixed-income securities tends to increase (although many mortgage-related securities will have less potential than other debt securities for capital appreciation during periods of declining rates). Conversely, when interest rates increase, the market value of fixed-income securities tends to decline. Credit risk involves the risk that an issuer or guarantor could default on its obligations, and an Underlying Fund will not recover its investment. Call risk and extension risk are normally present in adjustable rate mortgage loans (''ARMs''), mortgage-backed securities and asset-backed securities. For example, homeowners have the option to prepay their mortgages. Therefore, the duration of a security backed by home mortgages can either shorten (call risk) or lengthen (extension risk). In general, if interest rates on new mortgage loans fall sufficiently below the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to increase. Conversely, if mortgage loan interest rates rise above the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to decrease. In either case, a change in the prepayment rate can result in losses to investors. The same would be true of asset-backed securities, such as securities backed by car loans.

The Financial Square Prime Obligations Fund attempts to maintain a stable NAV of $1.00 per share and values its assets using the amortized cost method in accordance with SEC regulations. There is no assurance, however, that the Financial Square Prime Obligations Fund will be successful in maintaining its per share value at $1.00 on a continuous basis. The per share NAVs of the other Underlying Funds are expected to fluctuate on a daily basis.

The portfolio turnover rates of the Underlying Funds have ranged from 30% to 549% during their most recent fiscal years. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by an Underlying Fund and its shareholders, and is also likely to result in higher short-term capital gains taxable to shareholders. The portfolio turnover rate is calculated by dividing the lesser of the dollar amount of sales or purchases of portfolio securities by the average monthly value of an Underlying Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less.

B. Other Risks of the Underlying Funds

Risks of Investing in Small Capitalization and Mid-Capitalization Companies. Certain Underlying Funds may, to the extent consistent with their investment policies, invest in small and mid-capitalization companies. Investments in small and mid-capitalization companies involve greater risk and portfolio price volatility than investments in larger capitalization stocks. Among the reasons for the greater price volatility of these investments are the less certain growth prospects of smaller firms and the lower degree of liquidity in the markets for such securities. Small and mid-capitalization companies may be thinly traded and may have to be sold at a discount from current market prices or in small lots over an extended period of time. In addition, these securities are subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities in particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic or market conditions, or adverse investor perceptions, whether or not accurate. Because of the lack of sufficient market liquidity, an Underlying Fund may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Small and mid-capitalization companies include ''unseasoned'' issuers that do not have an established financial history; often have limited product lines, markets or financial resources; may depend on or use a few key personnel for management; and may be susceptible to losses and risks of bankruptcy. Small and mid-capitalization companies may be operating at a loss or have significant variations in operating results; may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence; may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position; and may have substantial borrowings or may otherwise have a weak financial condition. In addition, these companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel. Transaction costs for these investments are often higher than those for larger capitalization companies. Investments in small and mid-capitalization companies may be more difficult to price precisely than other types of securities because of their characteristics and lower trading volumes.

Risks of Foreign Investments. Certain of the Underlying Funds may make foreign investments. Foreign investments involve special risks that are not typically associated with U.S. dollar denominated or quoted securities of U.S. issuers. Foreign investments may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and changes in exchange control regulations (*e.g.*, currency blockage). A decline in the exchange rate of the currency (*i.e.*, weakening of the currency against the U.S. dollar) in

which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce the value of the portfolio security. In addition, if the currency in which an Underlying Fund receives dividends, interest or other payments declines in value against the U.S. dollar before such income is distributed as dividends to shareholders or converted to U.S. dollars, the Underlying Fund may have to sell portfolio securities to obtain sufficient cash to pay such dividends.

Brokerage commissions, custodial services and other costs relating to investment in international securities markets generally are more expensive than in the United States. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. issuers. There may be less publicly available information about a foreign issuer than about a U.S. issuer. In addition, there is generally less government regulation of foreign markets, companies and securities dealers than in the United States, and the legal remedies for investors may be more limited than the remedies available in the United States. Foreign securities markets may have substantially less volume than U.S. securities markets and securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains distributions), limitations on the removal of funds or other assets from such countries, and risks of political or social instability or diplomatic developments which could adversely affect investments in those countries.

Concentration of an Underlying Fund's assets in one or a few countries and currencies will subject a Fund to greater risks than if an Underlying Fund's assets were not geographically concentrated.

Investment in sovereign debt obligations by a certain Underlying Fund involves risks not present in debt obligations of corporate issuers. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and an Underlying Fund may have limited recourse to compel payment in the event of a default. Periods of economic uncertainty may result in the volatility of market prices of sovereign debt, and in turn an Underlying Fund's NAV, to a greater extent than the volatility inherent in debt obligations of U.S. issuers.

A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward international lenders, and the political constraints to which a sovereign debtor may be subject.

Investments in foreign securities may take the form of sponsored and unsponsored American Depositary Receipts (''ADRs'') and Global Depositary Receipts (''GDRs''). Certain Underlying Funds may also invest in European Depositary Receipts (''EDRs'') or other similar instruments representing securities of foreign issuers. ADRs, GDRs and EDRs represent the right to receive securities of foreign issuers deposited in a bank or other depository. ADRs and certain GDRs are traded in the United States. GDRs may be traded in either the United States or in foreign markets. EDRs are traded primarily outside the United States. Prices of ADRs are quoted in U.S. dollars. EDRs and GDRs are not necessarily quoted in the same currency as the underlying security.

Risks of Euro. On January 1, 1999, the European Economic and Monetary Union (EMU) introduced a new single currency called the euro. The euro has replaced the national currencies of the following member countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. In addition, ten new countries, Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia and Slovenia became members of the EMU on May 1, 2004, but these countries will not adopt the euro as their new currency until they can show that their economies have converged with the economies of the euro zone.

The European Central Bank has control over each country's monetary policies. Therefore, the member countries no longer control their own monetary policies by directing independent interest rates for their currencies. The national governments of the participating countries, however, have retained the authority to set tax and spending policies and public debt levels.

The change to the euro as a single currency is relatively new and untested. The elimination of currency risk among EMU countries has affected the economic environment and behavior of investors, particularly in European markets, but the long-term impact of those changes on currency values or on the business or financial condition of European countries and issuers cannot be fully assessed at this time. In addition, the introduction of the euro presents other unique uncertainties, including the fluctuation of the euro relative to non-euro currencies; whether the interest rate, tax and labor regimes of European countries participating in the euro will converge over time; and whether the conversion of the currencies

of other countries that now are or may in the future become members of the European Union (''EU'') will have an impact on the euro. Also, it is possible that the euro could be abandoned in the future by countries that have already adopted its use. These or other events, including political and economic developments, could cause market disruptions, and could adversely affect the value of securities held by the Underlying Funds. Because of the number of countries using this single currency, a significant portion of the assets held by certain Underlying Funds may be denominated in the euro.

Risks of Emerging Countries. Certain Underlying Funds may invest in securities of issuers located in emerging countries. The risks of foreign investment are heightened when the issuer is located in an emerging country. Emerging countries are generally located in the Asia and Pacific regions, Eastern Europe, Latin, Central and South America, Africa and the Middle East. An Underlying Fund's purchase and sale of portfolio securities in certain emerging countries may be constrained by limitations relating to daily changes in the prices of listed securities, periodic trading or settlement volume and/or limitations on aggregate holdings of foreign investors. Such limitations may be computed based on the aggregate trading volume by or holdings of an Underlying Fund, the investment adviser, its affiliates and their respective clients and other service providers. An Underlying Fund may not be able to sell securities in circumstances where price, trading or settlement volume limitations have been reached.

Foreign investment in the securities markets of certain emerging countries is restricted or controlled to varying degrees which may limit investment in such countries or increase the administrative costs of such investments. For example, certain Asian countries require governmental approval prior to investments by foreign persons or limit investment by foreign persons to only a specified percentage of an issuer's outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the issuer available for purchase by nationals. In addition, certain countries may restrict or prohibit investment opportunities in issuers or industries deemed important to national interests. Such restrictions may affect the market price, liquidity and rights of securities that may be purchased by an Underlying Fund. The repatriation of both investment income and capital from certain emerging countries is subject to restrictions such as the need for governmental consents. In situations where a country restricts direct investment in securities (which may occur in certain Asian and other countries), an Underlying Fund may invest in such countries through other investment funds in such countries.

Many emerging countries have experienced currency devaluations and substantial (and, in some cases, extremely high) rates of inflation. Other emerging countries

have experienced economic recessions. These circumstances have had a negative effect on the economies and securities markets of such emerging countries. Economies in emerging countries generally are dependent heavily upon commodity prices and international trade and, accordingly, have been and may continue to be affected adversely by the economies of their trading partners, trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade.

Many emerging countries are subject to a substantial degree of economic, political and social instability. Governments of some emerging countries are authoritarian in nature or have been installed or removed as a result of military coups, while governments in other emerging countries have periodically used force to suppress civil dissent. Disparities of wealth, the pace and success of democratization, and ethnic, religious and racial disaffection, among other factors, have also led to social unrest, violence and/or labor unrest in some emerging countries. Unanticipated political or social developments may result in sudden and significant investment losses. Investing in emerging countries involves greater risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested. As an example, in the past some Eastern European governments have expropriated substantial amounts of private property, and many claims of the property owners have never been fully settled. There is no assurance that similar expropriations will not recur in Eastern European or other countries.

An Underlying Fund’s investment in emerging countries may also be subject to withholding or other taxes, which may be significant and may reduce the return from an investment in such countries to the Underlying Fund.

Settlement procedures in emerging countries are frequently less developed and reliable than those in the United States and may involve an Underlying Fund’s delivery of securities before receipt of payment for their sale. In addition, significant delays may occur in certain markets in registering the transfer of securities. Settlement or registration problems may make it more difficult for an Underlying Fund to value its portfolio securities and could cause the Underlying Fund to miss attractive investment opportunities, to have a portion of its assets uninvested or to incur losses due to the failure of a counterparty to pay for securities the Underlying Fund has delivered or the Underlying Fund’s inability to complete its contractual obligations because of theft or other reasons.

The creditworthiness of the local securities firms used by an Underlying Fund in emerging countries may not be as sound as the creditworthiness of firms used in more developed countries. As a result, the Underlying Fund may be subject to a

greater risk of loss if a securities firm defaults in the performance of its responsibilities.

The small size and inexperience of the securities markets in certain emerging countries and the limited volume of trading in securities in those countries may make an Underlying Fund's investments in such countries less liquid and more volatile than investments in countries with more developed securities markets (such as the United States, Japan and most Western European countries). An Underlying Fund's investments in emerging countries are subject to the risk that the liquidity of a particular investment, or investments generally, in such countries will shrink or disappear suddenly and without warning as a result of adverse economic, market or political conditions, or adverse investor perceptions, whether or not accurate. Because of the lack of sufficient market liquidity, an Underlying Fund may incur losses because it will be required to effect sales at a disadvantageous time and then only at a substantial drop in price. Investments in emerging countries may be more difficult to price precisely because of the characteristics discussed above and lower trading volumes.

An Underlying Fund's use of foreign currency management techniques in emerging countries may be limited. The Underlying Funds' investment advisers anticipate that a significant portion of the Underlying Funds' currency exposure in emerging countries may not be covered by these techniques.

Risks of Derivative Investments. An Underlying Fund's transactions, if any, in options, futures, options on futures, swaps, options on swaps, interest rate caps, floors and collars, structured securities, inverse floating-rate securities, stripped mortgage-backed securities and foreign currency transactions involve additional risk of loss. Loss can result from a lack of correlation between changes in the value of derivative instruments and the portfolio assets (if any) being hedged, the potential illiquidity of the markets for derivative instruments, or the risks arising from margin requirements and related leverage factors associated with such transactions. The use of these management techniques also involves the risk of loss if the investment adviser is incorrect in its expectation of fluctuations in securities prices, interest rates or currency prices. Certain Underlying Funds may also invest in derivative investments for non-hedging purposes (that is, to seek to increase total return). Investing for non-hedging purposes is considered a speculative practice and presents even greater risk of loss.

Derivative Mortgage-Backed Securities (such as principal-only (''POs''), interest-only (''IOs'') or inverse floating rate securities) are particularly exposed to call and extension risks. Small changes in mortgage prepayments can significantly impact the cash flow and the market value of these securities. In general, the risk of faster than anticipated prepayments adversely affects IOs, super floaters and premium

priced mortgage-backed securities. The risk of slower than anticipated prepayments generally adversely affects POs, floating-rate securities subject to interest rate caps, support tranches and discount priced mortgage-backed securities. In addition, particular derivative securities may be leveraged such that their exposure (*i.e.*, price sensitivity) to interest rate and/or prepayment risk is magnified.

Some floating-rate derivative debt securities can present more complex types of derivative and interest rate risks. For example, range floaters are subject to the risk that the coupon will be reduced below market rates if a designated interest rate floats outside of a specified interest rate band or collar. Dual index or yield curve floaters are subject to lower prices in the event of an unfavorable change in the spread between two designated interest rates.

Risks of Investments in Central and South America. A significant portion of the Emerging Markets Debt Fund's portfolio may be invested in issuers located in Central and South American countries. The economies of Central and South American countries have experienced considerable difficulties in the past decade, including high inflation rates, high interest rates and currency devaluations. As a result, Central and South American securities markets have experienced great volatility. In addition, a number of Central and South American countries are among the largest emerging country debtors. There have been moratoria on, and reschedulings of, repayment with respect to these debts. Such events can restrict the flexibility of these debtor nations in the international markets and result in the imposition of onerous conditions on their economies. The political history of certain Central and South American countries has been characterized by political uncertainty, intervention by the military in civilian and economic spheres and political corruption. Such developments, if they were to recur, could reverse favorable trends toward market and economic reform, privatization and removal of trade barriers. Certain Central and South American countries have entered into regional trade agreements that would, among other things, reduce barriers between countries, increase competition among companies and reduce government subsidies in certain industries. No assurance can be given that these changes will result in the economic stability intended. There is a possibility that these trade arrangements will not be implemented, will be implemented but not completed or will be completed but then partially or completely unwound. Any of the foregoing risk factors could have an adverse impact on an Underlying Fund's investments in Central and South America.

Risks of Illiquid Securities. The Underlying Funds may invest up to 15% (10% in the case of the Financial Square Prime Obligations Fund) of their net assets in

illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain municipal leases and participation interests
- Certain stripped mortgage-backed securities
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain over-the-counter options
- Certain structured securities and all swap transactions
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (''144A Securities'').

Investing in 144A Securities may decrease the liquidity of an Underlying Fund's portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Credit/Default Risks. Debt securities purchased by the Underlying Funds may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instrumentalities and sponsored enterprises), foreign governments, domestic and foreign corporations, banks and other issuers. Some of these fixed-income securities are described in the next section below. Further information is provided in the Additional Statement.

Debt securities rated BBB– or higher by Standard & Poor's Ratings Group (''Standard & Poor's'') or Baa3 or higher by Moody's Investors Service, Inc. (''Moody's'') or having a comparable rating by another NRSRO are considered ''investment grade.'' Securities rated BBB– or Baa3 are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken their issuers' capacity to pay interest and repay principal. A security will be deemed to have met a rating requirement if it receives the minimum required rating from at least one such rating organization even though it has been rated below the minimum rating by one or more other rating organizations, or if unrated by such rating organizations, the security is determined by the investment adviser to be of comparable credit quality. A security satisfies the Fund's minimum rating requirement regardless of its relative ranking (for example, plus or minus) within a designated major rating category (for example, BBB or Baa). If a security satisfies an Underlying Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below such rating, the Underlying Fund will not be required to dispose of the security. If a downgrade occurs, the Underlying Fund's investment adviser will consider what action, including the sale of the security, is in the best interest of the Underlying Fund and its shareholders.

Certain Underlying Funds may invest in fixed-income securities rated BB or Ba or below (or comparable unrated securities) which are commonly referred to as ''junk bonds.'' Junk bonds are considered predominantly speculative and may be questionable as to principal and interest payments.

In some cases, junk bonds may be highly speculative, have poor prospects for reaching investment grade standing and be in default. As a result, investment in such bonds will present greater speculative risks than those associated with investment in investment grade bonds. Also, to the extent that the rating assigned to a security in an Underlying Fund's portfolio is downgraded by a rating organization, the market price and liquidity of such security may be adversely affected.

Risks of Initial Public Offerings. Certain Underlying Funds may invest in IPOs. An IPO is a company's first offering of stock to the public. IPO risk is the risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When an Underlying Fund's asset base is small, a significant portion of the Underlying Fund's performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Underlying Fund. As the Underlying Fund's assets grow, the effect of the Underlying Fund's investments in IPOs on the Underlying Fund's performance probably will decline, which could reduce the Underlying Fund's performance. Because of the price volatility of IPO shares, an Underlying Fund may choose to hold IPO shares for a very short period of time. This may increase the turnover of the Underlying Fund's portfolio and may lead to increased expenses to the Underlying Fund, such as commissions and transaction costs. By selling IPO shares, the Underlying Fund may realize taxable gains it will subsequently distribute to shareholders. In addition, the market for IPO shares can be speculative and/or inactive for extended periods of time. There is no assurance that an Underlying Fund will be able to obtain allocable portions of IPO shares. The limited number of shares available for trading in some IPOs may make it more difficult for an Underlying Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing prices. Investors in IPO shares can be affected by substantial dilution in the value of their shares, by sales of additional shares and by concentration of control in existing management and principal shareholders.

Non-Diversification and Concentration Risks. The Global Income Fund is registered as a ''non-diversified'' fund under the Investment Company Act and is, therefore, more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments. In addition, the Global Income Fund, and certain other Underlying Funds, may invest more than 25% of their total assets in the securities of corporate and governmental issuers located in a particular foreign country or region. Concentration of the investments of these or other Underlying Funds in issuers located in a particular country or region will subject the Underlying Fund, to a greater extent than if investments were less concentrated, to losses arising from adverse developments affecting those issuers or countries.

Temporary Investment Risks. The Underlying Funds may invest a substantial portion, and in some cases all, of their total assets, in cash equivalents for temporary periods. When an Underlying Fund's assets are invested in such instruments, the Underlying Fund may not be achieving its investment objective.

C. Investment Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Underlying Funds, including their associated risks.

An Underlying Fund may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Underlying Fund's investment objective and policies. Further information is provided in the Additional Statement, which is available upon request.

U.S. Government Securities. Each Underlying Fund may invest in U.S. Government Securities. U.S. Government Securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. Government Securities may be supported by (a) the full faith and credit of the U.S. Treasury; (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer. U.S. Government Securities also include Treasury receipts, zero coupon bonds and other stripped U.S. Government Securities, where the interest and principal components of stripped U.S. Government Securities are traded independently.

Custodial Receipts and Trust Certificates. Each Underlying Fund may invest in custodial receipts and trust certificates representing interests in securities held by a custodian or trustee. The securities so held may include U.S. Government Securities, Municipal Securities or other types of securities in which an Underlying Fund may invest. The custodial receipts or trust certificates may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. government or other issuer of the securities held by the custodian or trustee. If for tax purposes an Underlying Fund is not considered to be the owner of the underlying securities held in the custodial or trust account, the Underlying Fund may suffer adverse tax consequences. As a holder of custodial receipts and trust certificates, an Underlying Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. Each Underlying Fund may also invest in separately issued interests in custodial receipts and trust certificates.

Mortgage-Backed Securities. The Underlying Funds (other than CORE Large Cap Growth, CORE Large Cap Value, CORE Small Cap Equity and CORE International Equity Funds (the ''CORE Equity Funds'')) may invest in securities that represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property (''Mortgage-Backed Securities''). Mortgage-Backed Securities can be backed by either fixed rate mortgage loans or adjustable rate mortgage loans, and may be issued by either a governmental or non-governmental entity. Privately issued Mortgage-Backed Securities are normally structured with one or more types of ''credit enhancement.'' However, these Mortgage-Backed Securities typically do not have the same credit standing as U.S. government guaranteed Mortgage-Backed Securities.

Mortgage-Backed Securities may include multiple class securities, including collateralized mortgage obligations (''CMOs''), and Real Estate Mortgage Investment Conduit (''REMIC'') pass-through or participation certificates. A REMIC is a CMO that qualifies for special tax treatment and invests in certain mortgages principally secured by interests in real property and other permitted investments. CMOs provide an investor with a specified interest in the cash flow from a pool of underlying mortgages or of other Mortgage-Backed Securities. CMOs are issued in multiple classes each with a specified fixed or floating interest rate, and a final scheduled distribution rate. In many cases, payments of principal are applied to the

CMO classes in the order of their respective stated maturities, so that no principal payments will be made on a CMO class until all other classes having an earlier stated maturity date are paid in full.

Sometimes, however, CMO classes are ''parallel pay,'' *i.e.*, payments of principal are made to two or more classes concurrently. In some cases, CMOs may have the characteristics of a stripped mortgage-backed security whose price can be highly volatile. CMOs may exhibit more or less price volatility and interest rate risk than other types of Mortgage-Backed Securities, and under certain interest rate and payment scenarios, the Underlying Fund may fail to recoup fully its investment in certain of these securities regardless of their credit quality.

Mortgage-Backed Securities also include stripped Mortgage-Backed Securities (''SMBS''), which are derivative multiple class Mortgage-Backed Securities. SMBS are usually structured with two different classes: one that receives substantially all of the interest payments and the other that receives substantially all of the principal payments from a pool of mortgage loans. The market value of SMBS consisting entirely of principal payments generally is unusually volatile in response to changes in interest rates. The yields on SMBS that receive all or most of the interest from mortgage loans are generally higher than prevailing market yields on other Mortgage-Backed Securities because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be fully recouped.

Asset-Backed Securities. The Underlying Funds (other than the CORE Equity Funds) may invest in asset-backed securities. Asset-backed securities are securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, installment contracts and personal property. Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, an Underlying Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. Asset-backed securities present credit risks that are not presented by Mortgage-Backed Securities. This is because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable in quality to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, the Underlying Fund will be unable to possess and sell the underlying collateral and that the Underlying Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, an Underlying Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Municipal Securities. Certain Underlying Funds may invest in securities and instruments issued by state and local governmental issuers. Municipal securities in which an Underlying Fund may invest consist of bonds, notes, commercial paper and other instruments (including participation interests in such securities) issued by or on behalf of states, territories and possessions of the United States (including the District of Columbia) and their political subdivisions, agencies or instrumentalities. Municipal securities include both ''general'' and ''revenue'' bonds and may be issued to obtain funds for various public purposes. General obligations are secured by the issuer's pledge of its full faith, credit and taxing power. Revenue obligations are payable only from the revenues derived from a particular facility or class of facilities. Such securities may pay fixed, variable or floating rates of interest. Municipal securities are often issued to obtain funds for various public purposes, including the construction of a wide range of public facilities such as bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Municipal securities in which the Underlying Funds may invest include private activity bonds, pre-refunded municipal securities and auction rate securities.

The obligations of the issuer to pay the principal of and interest on a municipal security are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Act, and laws, if any, that may be enacted by Congress or state legislatures extending the time for payment of principal or interest or imposing other constraints upon the enforcement of such obligations. There is also the possibility that, as a result of litigation or other conditions, the power or ability of the issuer to pay when due the principal of or interest on a municipal security may be materially affected.

In addition, municipal securities include municipal leases, certificates of participation and ''moral obligation'' bonds. A municipal lease is an obligation issued by a state or local government to acquire equipment or facilities. Certificates of participation represent interests in municipal leases or other instruments, such as installment purchase agreements. Moral obligation bonds are supported by a moral commitment, but not a legal obligation, of a state or local government. Municipal leases, certificates of participation and moral obligation bonds frequently involve special risks not normally associated with general obligation or revenue bonds. In particular, these instruments permit governmental issuers to acquire property and equipment without meeting constitutional and statutory requirements for the issuance of debt. If, however, the governmental issuer does not periodically appropriate money to enable it to meet its payment obligations under these instruments, it cannot be legally compelled to do so. If a default occurs, it is likely that an Underlying Fund would be unable to obtain another acceptable source of payment. Some municipal leases, certificates of participation and moral obligation bonds may be illiquid.

Municipal securities may also be in the form of a tender option bond, which is a municipal security (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term, tax-exempt rates. The bond is typically issued with the agreement of a third party, such as a bank, broker-dealer or other financial institution, which grants the security holders the option, at periodic intervals, to tender their securities to the institution. After payment of a fee to the financial institution that provides this option, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. An institution may not be obligated to accept tendered bonds in the event of certain defaults or a significant downgrading in the credit rating assigned to the issuer of the bond. The tender option will be taken into account in determining the maturity of the tender option bonds and an Underlying Fund's duration. There is risk that an Underlying Fund will not be considered the owner of a tender option bond for federal income tax purposes, and thus will not be entitled to treat such interest as exempt from federal income tax. Certain tender option bonds may be illiquid.

Municipal securities may be backed by letters of credit or other forms of credit enhancement issued by domestic or foreign banks or by other financial institutions. The credit quality of these banks and financial institutions could, therefore, cause a loss to an Underlying Fund that invests in municipal securities. Letters of credit and other obligations of foreign banks and financial institutions may involve risks in addition to those of domestic obligations because of less publicly available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities, and are generally not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks.

Brady Bonds and Similar Instruments. Certain Underlying Funds may invest in debt obligations commonly referred to as ''Brady Bonds.'' Brady Bonds are created through the exchange of existing commercial bank loans to foreign borrowers for new obligations in connection with debt restructurings under a plan introduced by former U.S. Secretary of the Treasury, Nicholas F. Brady (the ''Brady Plan'').

Brady Bonds involve various risk factors including the history of defaults with respect to commercial bank loans by public and private entities of countries issuing

Brady Bonds. There can be no assurance that Brady Bonds in which the Underlying Funds may invest will not be subject to restructuring arrangements or to requests for new credit, which may cause an Underlying Fund to suffer a loss of interest or principal on its holdings.

In addition, an Underlying Fund may invest in other interests issued by entities organized and operated for the purpose of restructuring the investment characteristics of instruments issued by emerging country issuers. These types of restructuring involve the deposit with or purchase by an entity of specific instruments and the issuance by that entity of one or more classes of securities backed by, or representing interests in, the underlying instruments. Certain issuers of such structured securities may be deemed to be ''investment companies'' as defined in the Investment Company Act. As a result, an Underlying Fund's investment in such securities may be limited by certain investment restrictions contained in the Investment Company Act.

Corporate Debt Obligations; Bank Obligations; Trust Preferred Securities; Convertible Securities. Certain Underlying Funds may invest in corporate debt obligations, trust preferred securities and convertible securities. Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of U.S. or foreign corporations to pay interest and repay principal. In addition, certain Underlying Funds may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by governmental regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry. A trust preferred security is a long dated bond (for example, 30 years) with preferred features. The preferred features are that payment of interest can be deferred for a specified period without initiating a default event. The securities are generally senior in claim to standard preferred stock but junior to other bondholders. Certain Underlying Funds may also invest in other short-term obligations issued or guaranteed by U.S. corporations, non-U.S. corporations or other entities.

Convertible securities are preferred stock or debt obligations that are convertible into common stock. Convertible securities generally offer lower interest or dividend yields than nonconvertible securities of similar quality. Convertible securities in which an Underlying Fund invests are subject to the same rating criteria as its other investments in fixed-income securities. Convertible securities have both equity and fixed-income risk characteristics. Like all fixed-income securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in interest rates. Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security, like a fixed-income security, tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock.

Zero Coupon, Deferred Interest, Pay-In-Kind and Capital Appreciation Bonds. Certain Underlying Funds may invest in zero coupon, deferred interest, pay-in-kind and capital appreciation bonds. These bonds are issued at a discount from their face value because interest payments are typically postponed until maturity. Pay-in-kind securities are securities that have interest payable by the delivery of additional securities. The market prices of these securities generally are more volatile than the market prices of interest-bearing securities and are likely to respond to a greater degree to changes in interest rates than interest-bearing securities having similar maturities and credit quality.

Rating Criteria. Except as noted below, the Underlying Equity Funds (other than the CORE Equity Funds, which may only invest in debt instruments that are cash equivalents) may invest in debt securities rated at least investment grade at the time of investment. Investment grade debt securities are securities rated BBB– or higher by Standard & Poor's or Baa3 or higher by Moody's. The Emerging Markets Equity Fund may invest up to 20% of its net assets plus any borrowings for investment purposes (measured at time of purchase) and the Real Estate Securities Fund may invest up to 20% of its total assets not including securities lending collateral (measured at time of purchase) in debt securities which are rated in the lowest rating categories by Standard & Poor's or Moody's (i.e., BB or lower by Standard & Poor's or Ba or lower by Moody's), including securities rated D by Moody's or Standard & Poor's. Fixed-income securities rated BB or Ba or below (or comparable unrated securities) are commonly referred to as ''junk bonds,'' are considered predominately speculative and may be questionable as to principal and interest payments as described above.

Structured Securities and Inverse Floaters. Certain Underlying Funds may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the ''Reference'') or the relative change in two or more References. The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may present a greater degree of market risk than many types of securities, and may be more volatile, less liquid and more difficult to price accurately than less complex securities.

Structured securities include, but are not limited to, inverse floating rate debt securities (''inverse floaters''). The interest rate on inverse floaters resets in the opposite direction from the market rate of interest to which the inverse floater is indexed. An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher the degree of leverage of an inverse floater, the greater the volatility of its market value.

Floating and Variable Rate Obligations. Certain Underlying Funds may purchase floating and variable rate obligations. The value of these obligations is generally more stable than that of a fixed rate obligation in response to changes in interest rate levels. The issuers or financial intermediaries providing demand features may support their ability to purchase the obligations by obtaining credit with liquidity supports. These may include lines of credit, which are conditional commitments to lend, and letters of credit, which will ordinarily be irrevocable both of which may be issued by domestic banks or foreign banks. An Underlying Fund may purchase variable or floating rate obligations from the issuers or may purchase certificates of participation, a type of floating or variable rate obligation, which are interests in a pool of debt obligations held by a bank or other financial institution.

Foreign Currency Transactions. Certain Underlying Funds may, to the extent consistent with their investment policies, purchase or sell foreign currencies on a cash basis or through forward contracts. A forward contract involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract. Certain Underlying Funds may engage in foreign currency transactions for hedging purposes and to seek to protect against anticipated changes in future foreign currency exchange rates. In addition, certain Underlying Funds may enter into foreign currency transactions to seek a closer correlation between the

Underlying Fund's overall currency exposures and the currency exposures of the Underlying Fund's performance benchmark. Certain Underlying Funds may also enter into such transactions to seek to increase total return, which is considered a speculative practice.

Certain Underlying Funds may also engage in cross-hedging by using forward contracts in a currency different from that in which the hedged security is denominated or quoted. An Underlying Fund may hold foreign currency received in connection with investments in foreign securities when, in the judgment of the investment adviser, it would be beneficial to convert such currency into U.S. dollars at a later date (e.g., the investment adviser may anticipate the foreign currency to appreciate against the U.S. dollar).

Currency exchange rates may fluctuate significantly over short periods of time, causing, along with other factors, an Underlying Fund's NAV to fluctuate. Currency exchange rates also can be affected unpredictably by the intervention of U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad.

The market in forward foreign currency exchange contracts, currency swaps and other privately negotiated currency instruments offers less protection against defaults by the other party to such instruments than is available for currency instruments traded on an exchange. Such contracts are subject to the risk that the counterparty to the contract will default on its obligations. Since these contracts are not guaranteed by an exchange or clearinghouse, a default on a contract would deprive an Underlying Fund of unrealized profits, transaction costs, or the benefits of a currency hedge, or could force the Underlying Fund to cover its purchase or sale commitments, if any, at the current market price.

Options on Securities, Securities Indices and Foreign Currencies. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period. A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period. Each Underlying Fund may write (sell) covered call and put options and purchase put and call options on any securities in which the Underlying Fund may invest or on any securities index consisting of securities in which it may invest. Certain Underlying Funds may also, to the extent consistent with their investment policies, purchase and sell (write) put and call options on foreign currencies.

The writing and purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which is considered a speculative activity). The successful use of options depends in part on the ability of an investment adviser to manage future price fluctuations and the degree of correlation between the options and securities (or currency) markets. If an investment adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are written and purchased and the instruments in an Underlying Fund's investment portfolio, the Underlying Fund may incur losses that it would not otherwise incur. The use of options can also increase an Underlying Fund's transaction costs. Options written or purchased by the Underlying Funds may be traded on either U.S. or foreign exchanges or over-the-counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Yield Curve Options. Certain Underlying Funds may enter into options on the yield ''spread'' or differential between two securities. Such transactions are referred to as ''yield curve'' options. In contrast to other types of options, a yield curve option is based on the difference between the yields of designated securities rather than the prices of the individual securities, and is settled through cash payments. Accordingly, a yield curve option is profitable to the holder if this differential widens (in the case of a call) or narrows (in the case of a put), regardless of whether the yields of the underlying securities increase or decrease.

The trading of yield curve options is subject to all of the risks associated with the trading of other types of options. In addition, however, such options present a risk of loss even if the yield of one of the underlying securities remains constant, or if the spread moves in a direction or to an extent which was not anticipated.

Futures Contracts and Options on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on particular securities, foreign currencies, securities indices and other financial instruments and indices. Certain Underlying Funds may engage in futures transactions on U.S. and (in the case of certain Underlying Funds) foreign exchanges.

Certain Underlying Funds may purchase and sell futures contracts, and purchase and write call and put options on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates, securities prices or to the extent an Underlying Fund invests in foreign securities, currency exchange rates, or to otherwise manage its term structure, sector selection and duration in accordance with its investment objective and policies. An Underlying Fund may also enter into closing purchase and sale transactions with respect to such contracts and options. The Trust, on behalf of each Underlying Fund, has claimed an exclusion from the definition of the term ''commodity pool operator'' under the Commodity Exchange Act and, therefore, is not subject to registration or regulation as a pool operator under that Act with respect to the Underlying Funds.

Futures contracts and related options present the following risks:

- While an Underlying Fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in a poorer overall performance than if the Underlying Fund had not entered into any futures contracts or options transactions.
- Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and an Underlying Fund may be exposed to additional risk of loss.
- The loss incurred by an Underlying Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.
- Futures markets are highly volatile and the use of futures may increase the volatility of an Underlying Fund's NAV.
- As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to an Underlying Fund.
- Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.
- Foreign exchanges may not provide the same protection as U.S. exchanges.

Preferred Stock, Warrants and Rights. Certain Underlying Funds may invest in preferred stock, warrants and rights. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer's earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.

Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Loan Participations. Certain Underlying Funds may invest in loan participations. A loan participation is an interest in a loan to a U.S. or foreign company or other borrower which is administered and sold by a financial intermediary. Loan participation interests may take the form of a direct or co-lending relationship with the corporate borrower, an assignment of an interest in the loan by a co-lender or another participant, or a participation in the seller's share of the loan. When an Underlying Fund acts as co-lender in connection with a participation interest or when it acquires certain participation interests, the Underlying Fund will have direct recourse against the borrower if the borrower fails to pay scheduled principal and interest. In cases where the Underlying Fund lacks direct recourse, it will look to an agent for the lenders (the ''agent lender'') to enforce appropriate credit remedies against the borrower. In these cases, the Underlying Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Underlying Fund had purchased a direct obligation (such as commercial paper) of such borrower. Moreover, under the terms of the loan participation, the Underlying Fund may be regarded as a creditor of the agent lender (rather than of the underlying corporate borrower), so that the Underlying Fund may also be subject to the risk that the agent lender may become insolvent.

REITs. The Real Estate Securities Fund expects to invest a substantial portion of its total assets in REITs, which are pooled investment vehicles that invest primarily in either real estate or real estate related loans. In addition, other Underlying Equity Funds may invest in REITs from time to time. The value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. REITs are dependent upon the ability of the REITs' managers, and are subject to heavy cash flow dependency, default by borrowers and the qualification of the REITs under applicable regulatory requirements for favorable federal income tax treatment. REITs are also subject to risks generally associated with investments in real estate including possible declines in the value of real estate, general and local economic conditions, environmental problems and changes in interest rates. To the extent that assets underlying a REIT are concentrated geographically, by property type or in certain other respects, these risks may be heightened. Each Underlying Fund will indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests.

Other Investment Companies. Certain Underlying Funds may invest in securities of other investment companies (including exchange-traded funds such as SPDRs and iShares[SM], as defined below) subject to statutory limitations prescribed by the Investment Company Act. These limitations include a prohibition on any Underlying Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of an

Underlying Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. An Underlying Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Although the Underlying Funds do not expect to do so in the foreseeable future, each Underlying Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Underlying Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which an Underlying Fund may invest include money market funds for which the Investment Adviser or any of its affiliates serve as investment adviser, administrator or distributor.

Exchange-traded funds such as SPDRs and iShares℠ are shares of unaffiliated investment companies which are traded like traditional equity securities on a national securities exchange or the NASDAQ® National Market System.

- ***Standard and Poor's Depositary Receipts™.*** The Underlying Equity Funds may, consistent with their investment policies, purchase Standard & Poor's Depositary Receipts™ (''SPDRs''). SPDRs are securities traded on the American Stock Exchange (the ''AMEX'') that represent ownership in the SPDR Trust, a trust which has been established to accumulate and hold a portfolio of common stocks that is intended to track the price performance and dividend yield of the S&P 500®. The SPDR Trust is sponsored by a subsidiary of the AMEX. SPDRs may be used for several reasons, including, but not limited to, facilitating the handling of cash flows or trading, or reducing transaction costs. The price movement of SPDRs may not perfectly parallel the price action of the S&P 500.
- ***iShares℠.*** iShares are shares of an investment company that invests substantially all of its assets in securities included in specified indices, including the MSCI indices for various countries and regions. iShares are listed on the AMEX and were initially offered to the public in 1996. The market prices of iShares are expected to fluctuate in accordance with both changes in the NAVs of their underlying indices and supply and demand of iShares on the AMEX. However, iShares have a limited operating history and information is lacking regarding the actual performance and trading liquidity of iShares for extended periods or over complete market cycles. In addition, there is no assurance that the requirements of the AMEX necessary to maintain the listing of iShares will continue to be met or will remain unchanged. In the event substantial market or other disruptions affecting iShares occur in the future, the liquidity and value of an Underlying Equity Fund's shares could also be substantially and adversely

affected. If such disruptions were to occur, an Underlying Equity Fund could be required to reconsider the use of iShares as part of its investment strategy.

Unseasoned Companies. Certain Underlying Funds may invest in companies which (together with their predecessors) have operated less than three years. The securities of such companies may have limited liquidity, which can result in their being priced higher or lower than might otherwise be the case. In addition, investments in unseasoned companies are more speculative and entail greater risk than do investments in companies with an established operating record.

Non-Investment Grade Fixed-Income Securities. Non-investment grade fixed-income securities and unrated securities of comparable credit quality (commonly known as ''junk bonds'') are considered predominantly speculative by traditional investment standards. In some cases, these obligations may be highly speculative and have poor prospects for reaching investment grade standing. Non-investment grade fixed-income securities are subject to the increased risk of an issuer's inability to meet principal and interest obligations. These securities, also referred to as high yield securities, may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less secondary market liquidity.

Non-investment grade fixed-income securities are generally unsecured and are often subordinated to the rights of other creditors of the issuers of such securities. Investment by an Underlying Fund in defaulted securities poses additional risk of loss should nonpayment of principal and interest continue in respect of such securities. Even if such securities are held to maturity, recovery by an Underlying Fund of its initial investment and any anticipated income or appreciation is uncertain.

Equity Swaps. Each Underlying Equity Fund may invest up to 15% of its net assets in equity swaps. Equity swaps allow the parties to a swap agreement to exchange dividend income or other components of return on an equity investment (for example, a group of equity securities or an index) for a component of return on another non-equity or equity investment.

An equity swap may be used by an Underlying Fund to invest in a market without owning or taking physical custody of securities in circumstances in which direct investment may be restricted for legal reasons or is otherwise deemed impractical or disadvantageous. Equity swaps are derivatives and their value can be very volatile. To the extent that an investment adviser does not accurately analyze and predict the potential relative fluctuation of the components swapped with another party, an Underlying Fund may suffer a loss, which may be substantial. The value of some components of an equity swap (such as the dividends on a common stock) may also be sensitive to changes in interest rates. Furthermore, an Underlying Fund may suffer a loss if the counterparty defaults. Because equity swaps are normally illiquid, an Underlying Fund may be unable to terminate its obligations when desired.

When-Issued Securities and Forward Commitments. Each Underlying Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Underlying Fund at the time of entering into the transaction. A forward commitment involves the entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although an Underlying Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, an Underlying Fund may dispose of when-issued securities or forward commitments prior to settlement if its investment adviser deems it appropriate.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. Certain Underlying Funds may enter into repurchase agreements with securities dealers and banks which furnish collateral at least equal in value or market price to the amount of their repurchase obligation. Some Underlying Funds may also enter into repurchase agreements involving certain foreign government securities.

If the other party or ''seller'' defaults, an Underlying Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Underlying Fund are less than the repurchase price and the Underlying Fund's costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, an Underlying Fund could suffer additional losses if a court determines that the Fund's interest in the collateral is not enforceable.

Certain Underlying Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Lending of Portfolio Securities. Each Underlying Fund may engage in securities lending. Securities lending involves the lending of securities owned by an Underlying Fund to financial institutions such as certain broker-dealers, including, as permitted by the SEC, Goldman Sachs. The borrowers are required to secure their loans continuously with cash, cash equivalents, U.S. Government Securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested by an Underlying Fund in short-term investments, including unregistered investment pools managed by the Investment Adviser or its affiliates. To the extent that cash collateral is so invested, such collateral will be subject to market depreciation or appreciation, and an Underlying Fund will be responsible for any loss that might result from its investment of the borrowers' collateral. If an investment adviser determines to make securities loans, the value of the securities loaned may not exceed 33⅓% of the value of the total assets of an Underlying Fund (including the loan collateral). Loan collateral (including any investment of the collateral) is not subject to the percentage limitations described elsewhere in this Prospectus regarding investments in fixed-income securities and cash equivalents.

An Underlying Fund may lend its securities to increase its income. An Underlying Fund may, however, experience delay in the recovery of its securities or incur a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Underlying Fund or becomes insolvent.

Short Sales Against-the-Box. Certain Underlying Funds may make short sales against-the-box. A short sale against-the-box means that at all times when a short position is open the Underlying Fund will own an equal amount of securities sold short, or securities convertible into or exchangeable for, without the payment of any further consideration, an equal amount of the securities of the same issuer as the securities sold short.

Mortgage Dollar Rolls. Certain Underlying Funds may enter into ''mortgage dollar rolls.'' In mortgage dollar rolls, an Underlying Fund sells securities for delivery in the current month and simultaneously contracts with the same counterparty to repurchase substantially similar (same type, coupon and maturity) but not identical securities on a specified future date. During the roll period, the Underlying Fund loses the right to receive principal and interest paid on the securities sold. However, the Underlying Fund benefits to the extent of any difference between (a) the price received for the securities sold and (b) the lower forward price for the future purchase and/or fee income plus the interest earned on the cash proceeds of the securities sold. Unless the benefits of a mortgage dollar roll exceed the income, capital appreciation and gain or loss due to mortgage prepayments that would have been realized on the securities sold as part of the roll, the use of this technique will diminish the Underlying Fund's performance.

Successful use of mortgage dollar rolls depends upon an investment adviser's ability to predict correctly interest rates and mortgage prepayments. If the investment adviser is incorrect in its prediction, an Underlying Fund may experience a loss. The Underlying Funds do not currently intend to enter into mortgage dollar rolls for financing and do not treat them as borrowings.

Borrowings and Reverse Repurchase Agreements. Each Underlying Fund can borrow money from banks and other financial institutions, and certain Underlying Funds may enter into reverse repurchase agreements in amounts not exceeding one-third of its total assets. An Underlying Fund may not make additional investments if borrowings exceed 5% of its total assets. Reverse repurchase agreements involve the sale of securities held by an Underlying Fund subject to the Underlying Fund's agreement to repurchase them at a mutually agreed upon date and price (including interest). These transactions may be entered into as a temporary measure for emergency purposes or to meet redemption requests. Reverse repurchase agreements may also be entered into when the investment adviser expects that the interest income to be earned from the investment of the transaction proceeds will be greater than the related interest expense. Borrowings and reverse repurchase agreements involve leveraging. If the securities held by an Underlying Fund decline in value while these transactions are outstanding, the NAV of the Underlying Fund's outstanding shares will decline in value by proportionately more than the decline in value of the securities. In addition, reverse repurchase agreements involve the risk that the investment return earned by an Underlying Fund (from the investment of the proceeds) will be less than the interest expense of the transaction, that the market value of the securities sold by an Underlying Fund will decline below the price the Underlying Fund is obligated to pay to repurchase the securities, and that the securities may not be returned to the Underlying Fund.

Interest Rate Swaps, Mortgage Swaps, Credit Swaps, Currency Swaps, Total Return Swaps, Options on Swaps and Interest Rate Caps, Floors and Collars. To the extent consistent with their investment policies, certain Underlying Funds may enter into interest rate swaps, mortgage swaps, credit swaps, currency swaps, total return swaps, options on swaps and interest rate caps, floors and collars. Interest rate swaps involve the exchange by an Underlying Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments. Mortgage swaps are similar to interest rate swaps in that they represent commitments to pay and receive interest. The notional principal amount, however, is tied to a reference pool or pools of mortgages. Credit swaps involve the receipt of floating or fixed rate payments in exchange for assuming potential credit losses on an underlying security. Credit swaps give one party to a transaction the right to dispose of or acquire an asset (or group of assets), or the right to receive a payment from the other party, upon the occurrence of specified credit events. Currency swaps involve the exchange of the parties' respective rights to make or receive payments in specified currencies. Total return swaps give an Underlying Fund the right to receive the appreciation in the value of a specified security, index or other instrument in return for a fee paid to the counterparty, which will typically be an agreed upon interest rate. If the underlying asset in a total return swap declines in value over the term of the swap, the Underlying Fund may also be required to pay the dollar value of that decline to the counterparty. The Underlying Funds may also purchase and write (sell) options contracts on swaps, commonly referred to as swaptions. A swaption is an option to enter into a swap agreement. Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms. The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed-upon terms. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payment of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling the interest rate floor. An interest rate collar is the combination of a cap and a floor that preserves a certain return within a predetermined range of interest rates.

Certain Underlying Funds may enter into swap transactions for hedging purposes or to seek to increase total return. The use of interest rate, mortgage, credit, currency and total return swaps, options on swaps, and interest rate caps, floors and collars, is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If an investment adviser is incorrect in its forecasts of market values, interest rates and currency exchange rates, the investment performance of an Underlying Fund would be less favorable than it would have been if these investment techniques were not used.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Portfolio's financial performance for the past five years. Certain information reflects financial results for a single Portfolio share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Portfolio (assuming reinvestment of all dividends and distributions). The information for the years ended December 31, 2003 and 2004 has been audited by Ernst & Young LLP, whose report, along with the Portfolios' financial statements, is included in the Portfolios' annual report (available upon request). The information for the periods ended December 31, 2000, 2001 and 2002 was audited by the Portfolios' former independent auditors.

BALANCED STRATEGY PORTFOLIO

	Balanced Strategy Portfolio — Class A Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 10.00	$ 8.83	$ 9.43	$ 10.16	$ 10.99
Income (loss) from investment operations					
Net investment income[b]	0.25	0.23	0.25	0.30	0.48
Net realized and unrealized gain (loss)	0.77	1.18	(0.60)	(0.58)	(0.54)
Total from investment operations	1.02	1.41	(0.35)	(0.28)	(0.06)
Distributions to shareholders					
From net investment income	(0.23)	(0.24)	(0.25)	(0.31)	(0.50)
In excess of net investment income	—	—	—	—	(0.01)
From net realized gains	—	—	—	(0.14)	(0.26)
Total distributions	(0.23)	(0.24)	(0.25)	(0.45)	(0.77)
Net asset value, end of year	$ 10.79	$ 10.00	8.83	$ 9.43	$ 10.16
Total return[a]	10.28%	16.13%	(3.76)%	(2.62)%	(0.66)%
Net assets at end of year (in 000s)	$53,944	$33,379	$24,057	$31,539	$34,056
Ratio of net expenses to average net assets[c]	0.58%	0.60%	0.60%	0.59%	0.59%
Ratio of net investment income to average net assets	2.42%	2.52%	2.72%	3.09%	4.45%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets[c]	0.99%	1.03%	1.10%	1.05%	1.09%
Ratio of net investment income to average net assets	2.01%	2.09%	2.22%	2.63%	3.95%
Portfolio turnover rate	52%	41%	40%	51%	23%

See page 111 for all footnotes.

	Balanced Strategy Portfolio — Class B Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 10.00	$ 8.83	$ 9.43	$ 10.16	$ 10.98
Income (loss) from investment operations					
Net investment income[b]	0.16	0.16	0.18	0.23	0.39
Net realized and unrealized gain (loss)	0.77	1.18	(0.60)	(0.59)	(0.53)
Total from investment operations	0.93	1.34	(0.42)	(0.36)	(0.14)
Distributions to shareholders					
From net investment income	(0.15)	(0.17)	(0.18)	(0.23)	(0.41)
In excess of net investment income	—	—	—	—	(0.01)
From net realized gains	—	—	—	(0.14)	(0.26)
Total distributions	(0.15)	(0.17)	(0.18)	(0.37)	(0.68)
Net asset value, end of year	$ 10.78	$ 10.00	$ 8.83	$ 9.43	$ 10.16
Total return[a]	9.36%	15.26%	(4.48)%	(3.37)%	(1.33)%
Net assets at end of year (in 000s)	$28,265	$23,620	$21,543	$23,643	$27,326
Ratio of net expenses to average net assets[c]	1.33%	1.35%	1.35%	1.34%	1.34%
Ratio of net investment income to average net assets	1.61%	1.72%	1.98%	2.34%	3.60%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets[c]	1.74%	1.78%	1.85%	1.80%	1.84%
Ratio of net investment income to average net assets	1.20%	1.29%	1.48%	1.88%	3.10%
Portfolio turnover rate	52%	41%	40%	51%	23%

See page 111 for all footnotes.

	Balanced Strategy Portfolio — Class C Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 10.01	$ 8.84	$ 9.44	$ 10.17	$ 10.99
Income (loss) from investment operations					
Net investment income[b]	0.17	0.16	0.18	0.23	0.39
Net realized and unrealized gain (loss)	0.77	1.18	(0.60)	(0.59)	(0.53)
Total from investment operations	0.94	1.34	(0.42)	(0.36)	(0.14)
Distributions to shareholders					
From net investment income	(0.15)	(0.17)	(0.18)	(0.23)	(0.41)
In excess of net investment income	—	—	—	—	(0.01)
From net realized gains	—	—	—	(0.14)	(0.26)
Total distributions	(0.15)	(0.17)	(0.18)	(0.37)	(0.68)
Net asset value, end of year	$ 10.80	$ 10.01	$ 8.84	$ 9.44	$ 10.17
Total return[a]	9.48%	15.28%	(4.50)%	(3.38)%	(1.31)%
Net assets at end of year (in 000s)	$25,835	$17,540	$13,129	$16,354	$19,567
Ratio of net expenses to average net assets[c]	1.33%	1.35%	1.35%	1.34%	1.34%
Ratio of net investment income to average net assets	1.64%	1.76%	1.97%	2.34%	3.59%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets[c]	1.74%	1.78%	1.85%	1.80%	1.84%
Ratio of net investment income to average net assets	1.23%	1.33%	1.47%	1.88%	3.09%
Portfolio turnover rate	52%	41%	40%	51%	23%

See page 111 for all footnotes.

GROWTH AND INCOME STRATEGY PORTFOLIO

	Growth and Income Strategy Portfolio — Class A Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 10.17	$ 8.39	$ 9.38	$ 10.64	$ 11.71
Income (loss) from investment operations					
Net investment income[b]	0.22	0.21	0.19	0.21	0.38
Net realized and unrealized gain (loss)	1.28	1.83	(0.98)	(0.98)	(0.92)
Total from investment operations	1.50	2.04	(0.79)	(0.77)	(0.54)
Distributions to shareholders					
From net investment income	(0.21)	(0.26)	(0.20)	(0.22)	(0.41)
In excess of net investment income	—	—	—	—	(0.05)
From net realized gains	—	—	—	(0.27)	(0.07)
Total distributions	(0.21)	(0.26)	(0.20)	(0.49)	(0.53)
Net asset value, end of year	$ 11.46	$ 10.17	$ 8.39	$ 9.38	$ 10.64
Total return[a]	14.85%	24.55%	(8.44)%	(7.27)%	(4.54)%
Net assets at end of year (in 000s)	$203,730	$134,430	$105,812	$123,586	$158,430
Ratio of net expenses to average net assets[c]	0.57%	0.60%	0.60%	0.59%	0.59%
Ratio of net investment income to average net assets	2.05%	2.33%	2.15%	2.11%	3.35%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets[c]	0.88%	0.89%	0.90%	0.85%	0.87%
Ratio of net investment income to average net assets	1.74%	2.04%	1.85%	1.85%	3.07%
Portfolio turnover rate	53%	38%	31%	42%	20%

See page 111 for all footnotes.

	Growth and Income Strategy Portfolio — Class B Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 10.15	$ 8.38	$ 9.36	$ 10.62	$ 11.69
Income (loss) from investment operations					
Net investment income[b]	0.13	0.14	0.12	0.14	0.29
Net realized and unrealized gain (loss)	1.30	1.82	(0.96)	(0.99)	(0.92)
Total from investment operations	1.43	1.96	(0.84)	(0.85)	(0.63)
Distributions to shareholders					
From net investment income	(0.13)	(0.19)	(0.14)	(0.14)	(0.33)
In excess of net investment income	—	—	—	—	(0.04)
From net realized gains	—	—	—	(0.27)	(0.07)
Total distributions	(0.13)	(0.19)	(0.14)	(0.41)	(0.44)
Net asset value, end of year	$ 11.45	$ 10.15	$ 8.38	$ 9.36	$ 10.62
Total return[a]	14.11%	23.53%	(9.07)%	(8.01)%	(5.28)%
Net assets at end of year (in 000s)	$79,369	$73,619	$65,864	$89,089	$116,542
Ratio of net expenses to average net assets[c]	1.32%	1.35%	1.35%	1.34%	1.34%
Ratio of net investment income to average net assets	1.19%	1.54%	1.35%	1.36%	2.57%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets[c]	1.63%	1.64%	1.65%	1.60%	1.62%
Ratio of net investment income to average net assets	0.88%	1.25%	1.05%	1.10%	2.29%
Portfolio turnover rate	53%	38%	31%	42%	20%

See page 111 for all footnotes.

	Growth and Income Strategy Portfolio — Class C Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 10.14	$ 8.37	$ 9.36	$ 10.61	$ 11.69
Income (loss) from investment operations					
Net investment income[b]	0.13	0.14	0.12	0.14	0.29
Net realized and unrealized gain (loss)	1.29	1.82	(0.97)	(0.98)	(0.93)
Total from investment operations	1.42	1.96	(0.85)	(0.84)	(0.64)
Distributions to shareholders					
From net investment income	(0.13)	(0.19)	(0.14)	(0.14)	(0.33)
In excess of net investment income	—	—	—	—	(0.04)
From net realized gains	—	—	—	(0.27)	(0.07)
Total distributions	(0.13)	(0.19)	(0.14)	(0.41)	(0.44)
Net asset value, end of year	$ 11.43	$ 10.14	$ 8.37	$ 9.36	$ 10.61
Total return[a]	14.05%	23.60%	(9.16)%	(7.92)%	(5.36)%
Net assets at end of year (in 000s)	$84,937	$65,853	$50,722	$60,569	$78,144
Ratio of net expenses to average net assets[c]	1.32%	1.35%	1.35%	1.34%	1.34%
Ratio of net investment income to average net assets	1.25%	1.58%	1.40%	1.36%	2.57%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets[c]	1.63%	1.64%	1.65%	1.60%	1.62%
Ratio of net investment income to average net assets	0.94%	1.29%	1.10%	1.10%	2.29%
Portfolio turnover rate	53%	38%	31%	42%	20%

See page 111 for all footnotes.

GROWTH STRATEGY PORTFOLIO

	Growth Strategy Portfolio — Class A Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 10.22	$ 7.91	$ 9.30	$ 10.88	$ 12.24
Income (loss) from investment operations					
Net investment income[b]	0.12	0.11	0.11	0.11	0.22
Net realized and unrealized gain (loss)	1.67	2.34	(1.38)	(1.32)	(1.28)
Total from investment operations	1.79	2.45	(1.27)	(1.21)	(1.06)
Distributions to shareholders					
From net investment income	(0.13)	(0.14)	(0.12)	(0.13)	(0.22)
In excess of net investment income	—	—	—	—	(0.08)
From net realized gains	—	—	—	(0.24)	—
Total distributions	(0.13)	(0.14)	(0.12)	(0.37)	(0.30)
Net asset value, end of year	$ 11.88	$ 10.22	$ 7.91	$ 9.30	$ 10.88
Total return[a]	17.54%	30.96%	(13.64)%	(11.03)%	(8.68)%
Net assets at end of year (in 000s)	$129,419	$89,342	$72,060	$93,313	$117,857
Ratio of net expenses to average net assets[c]	0.58%	0.60%	0.60%	0.59%	0.59%
Ratio of net investment income to average net assets	1.16%	1.29%	1.25%	1.09%	1.83%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets[c]	0.89%	0.92%	0.93%	0.88%	0.89%
Ratio of net investment income to average net assets	0.85%	0.97%	0.92%	0.80%	1.53%
Portfolio turnover rate	44%	46%	23%	40%	23%

See page 111 for all footnotes.

	Growth Strategy Portfolio — Class B Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 10.23	$ 7.93	$ 9.29	$ 10.86	$ 12.21
Income (loss) from investment operations					
Net investment income[b]	0.04	0.05	0.04	0.03	0.13
Net realized and unrealized gain (loss)	1.67	2.32	(1.35)	(1.31)	(1.27)
Total from investment operations	1.71	2.37	(1.31)	(1.28)	(1.14)
Distributions to shareholders					
From net investment income	(0.04)	(0.07)	(0.05)	(0.05)	(0.15)
In excess of net investment income	—	—	—	—	(0.06)
From net realized gains	—	—	—	(0.24)	—
Total distributions	(0.04)	(0.07)	(0.05)	(0.29)	(0.21)
Net asset value, end of year	$ 11.90	$ 10.23	$ 7.93	$ 9.29	$ 10.86
Total return[a]	16.72%	29.87%	(14.13)%	(11.72)%	(9.39)%
Net assets at end of year (in 000s)	$71,753	$67,025	$56,279	$81,563	$106,080
Ratio of net expenses to average net assets[c]	1.33%	1.35%	1.35%	1.34%	1.34%
Ratio of net investment income to average net assets	0.33%	0.53%	0.47%	0.34%	1.08%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets[c]	1.64%	1.67%	1.68%	1.63%	1.64%
Ratio of net investment income to average net assets	0.02%	0.21%	0.14%	0.05%	0.78%
Portfolio turnover rate	44%	46%	23%	40%	23%

See page 111 for all footnotes.

	Growth Strategy Portfolio — Class C Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 10.21	$ 7.92	$ 9.30	$ 10.87	$ 12.22
Income (loss) from investment operations					
Net investment income[b]	0.04	0.05	0.04	0.03	0.13
Net realized and unrealized gain (loss)	1.67	2.31	(1.37)	(1.31)	(1.27)
Total from investment operations	1.71	2.36	(1.33)	(1.28)	(1.14)
Distributions to shareholders					
From net investment income	(0.06)	(0.07)	(0.05)	(0.05)	(0.15)
In excess of net investment income	—	—	—	—	(0.06)
From net realized gains	—	—	—	(0.24)	—
Total distributions	(0.06)	(0.07)	(0.05)	(0.29)	(0.21)
Net asset value, end of year	$ 11.86	$ 10.21	$ 7.92	$ 9.30	$ 10.87
Total return[a]	16.77%	29.88%	(14.26)%	(11.69)%	(9.36)%
Net assets at end of year (in 000s)	$86,277	$55,151	$40,571	$53,001	$65,681
Ratio of net expenses to average net assets[c]	1.33%	1.35%	1.35%	1.34%	1.34%
Ratio of net investment income to average net assets	0.42%	0.57%	0.49%	0.34%	1.11%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets[c]	1.64%	1.67%	1.68%	1.63%	1.64%
Ratio of net investment income to average net assets	0.11%	0.25%	0.16%	0.05%	0.81%
Portfolio turnover rate	44%	46%	23%	40%	23%

See page 111 for all footnotes.

AGGRESSIVE GROWTH STRATEGY PORTFOLIO

	Aggressive Growth Strategy Portfolio — Class A Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 10.36	$ 7.72	$ 9.25	$ 10.71	$ 12.61
Income (loss) from investment operations					
Net investment income (loss)[b]	0.05	0.04	0.02	(0.01)	0.03
Net realized and unrealized gain (loss)	1.91	2.66	(1.55)	(1.45)	(1.49)
Total from investment operations	1.96	2.70	(1.53)	(1.46)	(1.46)
Distributions to shareholders					
From net investment income	(0.02)	(0.06)	—	—	—
In excess of net investment income	—	—	—	—	(0.15)
From net realized gains	—	—	—	—	(0.29)
Total distributions	(0.02)	(0.06)	—	—	(0.44)
Net asset value, end of year	$ 12.30	$ 10.36	$ 7.72	$ 9.25	$ 10.71
Total return[a]	18.91%	35.02%	(16.54)%	(13.63)%	(11.47)%
Net assets at end of year (in 000s)	$70,961	$52,088	$39,214	$48,639	$53,480
Ratio of net expenses to average net assets[c]	0.58%	0.60%	0.60%	0.59%	0.59%
Ratio of net investment income (loss) to average net assets	0.43%	0.50%	0.22%	(0.11)%	0.28%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets[c]	0.99%	1.03%	1.06%	0.97%	0.99%
Ratio of net investment income (loss) to average net assets	0.02%	0.07%	(0.24)%	(0.49)%	(0.12)%
Portfolio turnover rate	36%	36%	27%	43%	19%

See page 111 for all footnotes.

	Aggressive Growth Strategy Portfolio — Class B Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 10.18	$ 7.59	$ 9.17	$ 10.70	$ 12.57
Income (loss) from investment operations					
Net investment income (loss)[b]	(0.04)	(0.02)	(0.05)	(0.08)	(0.06)
Net realized and unrealized gain (loss)	1.87	2.61	(1.53)	(1.45)	(1.47)
Total from investment operations	1.83	2.59	(1.58)	(1.53)	(1.53)
Distributions to shareholders					
In excess of net investment income	—	—	—	—	(0.05)
From net realized gains	—	—	—	—	(0.29)
Total distributions	—	—	—	—	(0.34)
Net asset value, end of year	$ 12.01	$ 10.18	$ 7.59	$ 9.17	$ 10.70
Total return[a]	17.98%	34.12%	(17.23)%	(14.30)%	(12.07)%
Net assets at end of year (in 000s)	$27,582	$24,879	$21,105	$30,013	$39,885
Ratio of net expenses to average net assets[c]	1.33%	1.35%	1.35%	1.34%	1.34%
Ratio of net investment income (loss) to average net assets	(0.38)%	(0.27)%	(0.58)%	(0.87)%	(0.49)%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets[c]	1.74%	1.78%	1.81%	1.72%	1.74%
Ratio of net investment income (loss) to average net assets	(0.79)%	(0.70)%	(1.04)%	(1.25)%	(0.89)%
Portfolio turnover rate	36%	36%	27%	43%	19%

See page 111 for all footnotes.

	Aggressive Growth Strategy Portfolio — Class C Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 10.17	$ 7.59	$ 9.16	$ 10.69	$ 12.57
Income (loss) from investment operations					
Net investment income (loss)[b]	(0.03)	(0.02)	(0.05)	(0.08)	(0.05)
Net realized and unrealized gain (loss)	1.85	2.60	(1.52)	(1.45)	(1.47)
Total from investment operations	1.82	2.58	(1.57)	(1.53)	(1.52)
Distributions to shareholders					
From net investment income	—	—[d]	—	—	—
In excess of net investment income	—	—	—	—	(0.07)
From net realized gains	—	—	—	—	(0.29)
Total distributions	—	—[d]	—	—	(0.36)
Net asset value, end of year	$ 11.99	$ 10.17	$ 7.59	$ 9.16	$ 10.69
Total return[a]	17.90%	34.05%	(17.14)%	(14.31)%	(12.00)%
Net assets at end of year (in 000s)	$44,582	$30,706	$20,740	$25,571	$32,695
Ratio of net expenses to average net assets[c]	1.33%	1.35%	1.35%	1.34%	1.34%
Ratio of net investment income (loss) to average net assets	(0.31)%	(0.22)%	(0.54)%	(0.86)%	(0.42)%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets[c]	1.74%	1.78%	1.81%	1.72%	1.74%
Ratio of net investment income (loss) to average net assets	(0.72)%	(0.65)%	(1.00)%	(1.24)%	(0.82)%
Portfolio turnover rate	36%	36%	27%	43%	19%

See page 111 for all footnotes.

Footnotes:

a *Assumes investment at the net asset value at the beginning of the year, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the year and no sales or redemption charges. Total return would be reduced if sales or redemption charges were taken into account. Returns do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or the redemption of Portfolio shares.*

b *Calculated based on the average shares outstanding methodology.*

c *Expense ratios exclude expenses of the Underlying Funds.*

d *Amount is less than $0.005 per share.*


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Index

Asset Allocation Portfolios

Prospectus (Class A, B and C Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Portfolios' investments is available in the Portfolios' annual and semi-annual reports to shareholders. In the Portfolios' annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Portfolios' performance during the last fiscal year.

Statement Of Additional Information

Additional information about the Portfolios and their policies is also available in the Portfolios' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Portfolios' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-526-7384. You can also download the annual and semi-annual reports and the Additional Statement at the Funds' website: http://www.gs.com/funds.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-526-7384
- By mail: Goldman Sachs Funds, P.O. Box 06050, Chicago, IL 60606-6306
- By e-mail: gs-funds@gs.com
- On the Internet: SEC EDGAR database – http://www.sec.gov
Goldman Sachs – http://www.gs.com

You may review and obtain copies of Portfolio documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Portfolio documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Portfolios' investment company registration number is 811-5349.


Goldman
Sachs
Asset
Management

AAPRO
533648

Prospectus

Institutional Shares

April 29, 2005

GOLDMAN SACHS ASSET ALLOCATION PORTFOLIOS

- Goldman Sachs Balanced Strategy Portfolio
- Goldman Sachs Growth and Income Strategy Portfolio
- Goldman Sachs Growth Strategy Portfolio
- Goldman Sachs Aggressive Growth Strategy Portfolio

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A PORTFOLIO IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN A PORTFOLIO INVOLVES INVESTMENT RISKS, AND YOU MAY LOSE MONEY IN A PORTFOLIO.


Goldman
Sachs

Asset Management

General Investment Management Approach

Goldman Sachs Asset Management, L.P. (''GSAM®'') serves as investment adviser (the ''Investment Adviser'') to four asset allocation portfolios: the Balanced Strategy Portfolio, Growth and Income Strategy Portfolio, Growth Strategy Portfolio and Aggressive Growth Strategy Portfolio (referred to as the ''Portfolios'' or the ''Funds'' interchangeably herein). The Portfolios are intended for investors who prefer to have their asset allocation decisions made by professional money managers. Each Portfolio seeks to achieve its objective by investing in a combination of underlying funds for which GSAM now or in the future acts as investment adviser or principal underwriter (the ''Underlying Funds''). Some of these Underlying Funds invest primarily in fixed-income or money market securities (the ''Underlying Fixed-Income Funds'') and other Underlying Funds invest primarily in equity securities (the ''Underlying Equity Funds''). An investor may choose to invest in one or more of the Portfolios based on individual investment goals, risk tolerance, and financial circumstances.

GSAM's Asset Allocation Investment Philosophy:

The Investment Adviser's Quantitative Strategies Group uses a disciplined, rigorous and quantitative approach to global tactical asset allocation. The Global Tactical Asset Allocation (''GTAA'') strategy attempts to add value by actively managing exposure to global stock, bond and currency markets. In contrast to stock and bond selection strategies which focus on individual stocks and bonds, GTAA focuses on broad asset classes. The Investment Adviser's GTAA models use financial and economic factors that are designed to capture intuitive fundamental relationships across markets. While the GTAA process is rigorous and quantitative, there is economic reasoning behind each position.

Each Portfolio starts with a strategic allocation among the various asset classes. The Investment Adviser then tactically deviates from the strategic allocations based on forecasts provided by the models. The tactical process seeks to add value by overweighting attractive markets and underweighting unattractive markets. Greater deviations from the strategic allocation of a given Portfolio result in higher risk that the tactical allocation will underperform the strategic allocation. However, the Investment Adviser's risk control process balances the amount any asset class can

The Asset Allocation Investment Process involves investing a Portfolio's assets in other Goldman Sachs Funds within specified equity and fixed-income percentage ranges.

be overweighted in seeking to achieve higher expected returns against the amount of risk imposed by that deviation from the strategic allocation. The Investment Adviser employs GSAM's proprietary Black-Litterman asset allocation technique in an effort to optimally balance these two goals.

References in this Prospectus to a Portfolio's benchmarks are for informational purposes only, and unless otherwise noted are not an indication of how a particular Portfolio is managed.

Portfolio Investment Objectives and Strategies

Goldman Sachs Balanced Strategy Portfolio

PORTFOLIO FACTS

Objective:	Current income and long-term capital appreciation
Benchmarks:	S&P 500® Index Two-Year U.S. Treasury Note Index Lehman Brothers U.S. Corporate High Yield Bond Index
Investment Focus:	Domestic and global fixed-income funds (approximately 60%), with the remaining balance in domestic and international stock funds
Investment Style:	Asset Allocation
Symbols:	GIPIX

INVESTMENT OBJECTIVE

The Portfolio seeks current income and long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGY

Under normal conditions, approximately 60% of the Portfolio's total assets will be allocated among Underlying Fixed-Income Funds. Allocation to Underlying Equity Funds is intended to add diversification and enhance returns, but will also add some volatility. The Investment Adviser expects that the Portfolio will invest a relatively significant percentage of its equity allocation in the CORE℠ Large Cap Growth, CORE℠ Large Cap Value, CORE℠ Small Cap Equity and CORE℠ International Equity Funds and may invest a relatively significant percentage of its assets in the Global Income and High Yield Funds. It is expected that the Portfolio will invest more than 25% of its assets in the Short Duration Government Fund.

Goldman Sachs
Growth and Income Strategy Portfolio

PORTFOLIO FACTS

Objective:	Long-term capital appreciation and current income
Benchmarks:	S&P 500® Index MSCI® Europe, Australasia, Far East (EAFE®) Index (unhedged) Lehman Brothers Aggregate Bond Index Lehman Brothers U.S. Corporate High Yield Bond Index
Investment Focus:	Domestic and international fixed-income and stock funds
Investment Style:	Asset Allocation
Symbols:	GOIIX

INVESTMENT OBJECTIVE

The Portfolio seeks long-term capital appreciation and current income.

PRINCIPAL INVESTMENT STRATEGY

Under normal conditions, approximately 60% of the Portfolio's total assets will be allocated among Underlying Equity Funds, which are intended to provide the capital appreciation component. Allocation to Underlying Fixed-Income Funds is intended to provide the income component. The Investment Adviser expects that the Portfolio will invest a relatively significant percentage of its equity allocation in the CORE Large Cap Growth, CORE Large Cap Value, CORE Small Cap Equity and CORE International Equity Funds and will invest a relatively significant percentage of its assets in the Core Fixed Income and Global Income Funds.

Goldman Sachs Growth Strategy Portfolio

PORTFOLIO FACTS

Objective:	Long-term capital appreciation and secondarily current income
Benchmarks:	S&P 500® Index MSCI® EAFE® Index (unhedged) Russell 2000® Index MSCI® Emerging Markets Free (EMF) Index
Investment Focus:	Primarily a blend of domestic large cap, small cap and international stock funds (approximately 80%), with the balance in domestic and international fixed-income funds
Investment Style:	Asset Allocation
Symbols:	GGSIX

INVESTMENT OBJECTIVE

The Portfolio seeks long-term capital appreciation and secondarily current income.

PRINCIPAL INVESTMENT STRATEGY

Under normal conditions, approximately 80% of the Portfolio's total assets will be allocated among Underlying Equity Funds, with a blend of domestic large cap, small cap and international exposure to seek capital appreciation. Allocation to Underlying Fixed-Income Funds is intended to provide diversification. The Investment Adviser expects that the Portfolio will invest a relatively significant percentage of its equity allocation in the CORE Large Cap Growth, CORE Large Cap Value, CORE Small Cap Equity and CORE International Equity Funds.

Goldman Sachs Aggressive Growth Strategy Portfolio

PORTFOLIO FACTS

Objective:	Long-term capital appreciation
Benchmarks:	S&P 500® Index MSCI® EAFE® Index (unhedged) Russell 2000® Index MSCI® EMF Index
Investment Focus:	Equity funds, with a greater focus on international and small cap investments relative to the other Portfolios
Investment Style:	Asset Allocation
Symbols:	GAPIX

INVESTMENT OBJECTIVE

The Portfolio seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGY

Under normal conditions, substantially all of the Portfolio's total assets will be allocated among Underlying Equity Funds, with a greater focus on small cap and international investments relative to the other Portfolios. The Investment Adviser expects that the Portfolio will invest a relatively significant percentage of its assets in the CORE Large Cap Growth, CORE Large Cap Value, CORE Small Cap Equity and CORE International Equity Funds.

Principal Investment Strategies

Each Portfolio seeks to achieve its investment objective by investing within specified equity and fixed-income ranges among Underlying Funds. The table below illustrates the current Underlying Equity/Fixed-Income Fund allocation targets and ranges for each Portfolio:

Equity/Fixed-Income Range (Percentage of Each Portfolio's Total Assets)

Portfolio	Target	Range
Balanced Strategy		
Equity	**40%**	20%-60%
Fixed-Income	**60%**	40%-80%
Growth and Income Strategy		
Equity	**60%**	40%-80%
Fixed-Income	**40%**	20%-60%
Growth Strategy		
Equity	**80%**	60%-100%
Fixed-Income	**20%**	0%-40%
Aggressive Growth Strategy		
Equity	**100%**	75%-100%
Fixed-Income	**0%**	0%-25%

A Portfolio will invest in particular Underlying Funds based on various criteria. Among other things, the Investment Adviser will analyze the Underlying Funds' respective investment objectives, policies and investment strategies in order to determine which Underlying Funds, in combination with other Underlying Funds, are appropriate in light of a Portfolio's investment objective.

A Portfolio may purchase or sell securities to: (a) accommodate purchases and sales of its shares; (b) change the percentages of its assets invested in each of the Underlying Funds in response to economic or market conditions; and (c) maintain or modify the allocation of its assets among the Underlying Funds within the percentage ranges described above.

While each Portfolio can invest in any or all of the Underlying Funds, it is expected that each Portfolio will normally invest in only some of the Underlying Funds at any particular time. Each Portfolio's investment in any of the Underlying Funds may, and in some cases is expected to, exceed 25% of such Portfolio's total assets.

As of December 31, 2004, more than 25% of the total assets of the Balanced Strategy Portfolio were invested in the Short Duration Government Fund, and more than 25% of the total assets of each of the Growth and Income Strategy Portfolio, Growth Strategy Portfolio and Aggressive Growth Strategy Portfolio were invested in the CORE International Equity Fund.

THE PARTICULAR UNDERLYING FUNDS IN WHICH EACH PORTFOLIO MAY INVEST, THE EQUITY/FIXED-INCOME TARGETS AND RANGES AND THE INVESTMENTS IN EACH UNDERLYING FUND MAY BE CHANGED FROM TIME TO TIME WITHOUT SHAREHOLDER APPROVAL.

In addition, each Portfolio's investment objective and all policies not specifically designated as fundamental in this Prospectus or the Statement of Additional Information (the ''Additional Statement'') are non-fundamental and may be changed without shareholder approval. If there is a change in a Portfolio's investment objective, you should consider whether that Portfolio remains an appropriate investment in light of your then current financial position and needs.

Principal Risks of the Portfolios

Loss of money is a risk of investing in each Portfolio. An investment in a Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. While the Portfolios offer a greater level of diversification than many other types of mutual funds, a single Portfolio may not provide a complete investment program for an investor. The following summarizes important risks that apply to the Portfolios and may result in a loss of your investment. There can be no assurance that a Portfolio will achieve its investment objective.

- ***Investing in the Underlying Funds***—The investments of each Portfolio are concentrated in the Underlying Funds, and each Portfolio's investment performance is directly related to the investment performance of the Underlying Funds held by it. The ability of each Portfolio to meet its investment objective is directly related to the ability of the Underlying Funds to meet their objectives as well as the allocation among those Underlying Funds by the Investment Adviser. The value of the Underlying Funds' investments, and the net asset values (''NAV'') of the shares of both the Portfolios and the Underlying Funds, will fluctuate in response to various market and economic factors related to the equity and fixed-income markets, as well as the financial condition and prospects of issuers in which the Underlying Funds invest. There can be no assurance that the investment objective of any Portfolio or any Underlying Fund will be achieved.
- ***Investments of the Underlying Funds***—Because the Portfolios invest in the Underlying Funds, the Portfolios' shareholders will be affected by the investment policies of the Underlying Funds in direct proportion to the amount of assets the Portfolios allocate to those Funds. Each Portfolio may invest in Underlying Funds that in turn invest in small capitalization companies and foreign issuers and thus are subject to additional risks, including changes in foreign currency exchange rates and political risk. Foreign investments may include securities of issuers located in emerging countries in Asia, Latin, Central and South America, Eastern Europe, Africa and the Middle East. Each Portfolio may also invest in Underlying Funds that in turn invest in non-investment grade fixed-income securities (''junk bonds''), which are considered speculative by traditional standards. In addition, the Underlying Funds may purchase derivative securities; enter into forward currency transactions; lend their portfolio securities; enter into futures contracts and options transactions; purchase zero coupon bonds and payment-in-kind bonds; purchase securities issued by real estate investment trusts (''REITs'') and other issuers in the real estate industry; purchase restricted and illiquid securities; purchase securities on a when-issued or delayed delivery basis; enter into repurchase agreements;

borrow money; and engage in various other investment practices. The risks presented by these investment practices are discussed in Appendix A to this Prospectus and the Additional Statement.

- ***Affiliated Persons***—In managing the Portfolios, the Investment Adviser will have the authority to select and substitute Underlying Funds. The Investment Adviser is subject to conflicts of interest in allocating Portfolio assets among the various Underlying Funds both because the fees payable to it and/or its affiliates by some Underlying Funds are higher than the fees payable by other Underlying Funds and because the Investment Adviser and its affiliates are also responsible for managing the Underlying Funds. The Trustees and officers of the Goldman Sachs Trust may also have conflicting interests in fulfilling their fiduciary duties to both the Portfolios and the Underlying Funds.
- ***Expenses***—You may invest in the Underlying Funds directly. By investing in the Underlying Funds indirectly through a Portfolio, you will incur not only a proportionate share of the expenses of the Underlying Funds held by the Portfolio (including operating costs and investment management fees), but also expenses of the Portfolio.
- ***Temporary Investments***—Although the Portfolios normally seek to remain substantially invested in the Underlying Funds, each Portfolio may invest a portion of its assets in high-quality, short-term debt obligations (including commercial paper, certificates of deposit, bankers' acceptances, repurchase agreements, debt obligations backed by the full faith and credit of the U.S. government and demand and time deposits of domestic and foreign banks and savings and loan associations) to maintain liquidity, to meet shareholder redemptions and for other short-term cash needs. Also, there may be times when, in the opinion of the Investment Adviser, abnormal market or economic conditions warrant that, for temporary defensive purposes, a Portfolio may invest without limitation in short-term obligations. When a Portfolio's assets are invested in such investments, the Portfolio may not be achieving its investment objective.

Description of the Underlying Funds

DESCRIPTION OF THE UNDERLYING FUNDS

The following is a concise description of the investment objectives and practices for each of the Underlying Funds that are available for investment by the Portfolios as of the date of this Prospectus. A Portfolio may also invest in other Underlying Funds not listed below that may become available for investment in the future at the discretion of the Investment Adviser without shareholder approval. Additional information regarding the investment practices of the Underlying Funds is provided in Appendix A to this Prospectus and the Additional Statement. No offer is made in this Prospectus of any of the Underlying Funds. In addition, a description of the Portfolios' policies and procedures with respect to the disclosure of a Portfolio's portfolio security holdings is available in the Additional Statement. For information regarding the disclosure of an Underlying Fund's portfolio securities holdings, see the applicable Underlying Fund's prospectus.

Underlying Fund	Investment Objectives	Investment Criteria
CORE Large Cap Value	Long-term growth of capital and dividend income.	At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a diversified portfolio of equity investments in large-cap U.S. issuers, including foreign issuers that are traded in the United States. The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the Russell 1000® Value Index.
CORE Large Cap Growth	Long-term growth of capital. Dividend income is a secondary consideration.	At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a broadly diversified portfolio of equity investments in large-cap U.S. issuers, including foreign issuers that are traded in the United States. The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the Russell 1000® Growth Index.

Underlying Fund	Investment Objectives	Investment Criteria
CORE Small Cap Equity	Long-term growth of capital.	At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a broadly diversified portfolio of equity investments in small-cap U.S. issuers, including foreign issuers that are traded in the United States. The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the Russell 2000® Index.
Real Estate Securities	Total return comprised of long-term growth of capital and dividend income.	Substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a diversified portfolio of equity investments in issuers that are primarily engaged in or related to the real estate industry. The Fund expects that a substantial portion of its total assets will be invested in REITS and real estate industry companies.
CORE International Equity	Long-term growth of capital.	At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a broadly diversified portfolio of equity investments in companies organized outside the United States or whose securities are principally traded outside the United States. The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the MSCI® EAFE® Index. The Fund may employ certain currency management techniques.
Emerging Markets Equity	Long-term capital appreciation.	Substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a diversified portfolio of equity investments in emerging country issuers. The Fund may employ certain currency management techniques.

Underlying Fund	Investment Objectives	Duration or Maturity	Expected Approximate Interest Rate Sensitivity
Financial Square Prime Obligations	Maximum current income to the extent consistent with the preservation of capital and the maintenance of liquidity.	Maximum Maturity of Individual Investments = 13 months at time of purchase. Maximum Dollar-Weighted Average Portfolio Maturity = 90 days	3-month Treasury bill
Short Duration Government	A high level of current income and secondarily, in seeking current income, may also consider the potential for capital appreciation.	Target Duration = Two-Year U.S. Treasury Note Index plus or minus 0.5 years Maximum Duration*= 3 years	2-year U.S. Treasury note
Core Fixed Income	Total return consisting of capital appreciation and income that exceeds the total return of the Lehman Brothers Aggregate Bond Index.	Target Duration = Lehman Brothers Aggregate Bond Index plus or minus one year Maximum Duration*= 6 years	5-year U.S. Treasury note
Global Income	A high total return, emphasizing current income, and, to a lesser extent, providing opportunities for capital appreciation.	Target Duration = J.P. Morgan Global Government Bond Index (hedged) plus or minus 2.5 years Maximum Duration*= 7.5 years	6-year government bond
High Yield	A high level of current income and may also consider the potential for capital appreciation.	Target Duration = Lehman Brothers U.S. Corporate High Yield Bond Index plus or minus 2.5 years Maximum Duration* = 7.5 years	6-year U.S. Treasury note
Emerging Markets Debt	A high level of total return consisting of income and capital appreciation.	Target Duration = J.P. Morgan EMBI Global Diversified Index plus or minus 2 years Maximum Duration* = 7 years	10-year government bond

** The Fund's duration approximates its price sensitivity to changes in interest rates.*

Investment Sector	Credit Quality	Other Investments
Money market instruments including securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or sponsored enterprises (''U.S. Government Securities''); U.S. bank obligations, commercial paper and other short-term obligations of U.S. corporations, governmental and other entities; asset-backed and receivables-backed securities; and related repurchase agreements.	High Quality (short-term ratings of A-1, P-1 or comparable quality).	N/A
At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in U.S. Government Securities and repurchase agreements collateralized by such securities. Also invests in futures, swaps and other derivatives.	U.S. Government Securities	Mortgage pass-through securities and other securities representing an interest in or collateralized by mortgage loans.
At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in fixed-income securities, including U.S. Government Securities, corporate debt securities, privately issued mortgage-backed and asset-backed securities. Also invests in futures, swaps and other derivatives.	Minimum = BBB–/Baa3 (at time of purchase) Minimum for non-U.S. dollar securities = AA/Aa	Foreign fixed-income, municipal and convertible securities, foreign currencies and repurchase agreements collateralized by U.S. Government Securities.
Fixed-Income Securities of U.S. and foreign governments and corporations. Also invests in futures, swaps and other derivatives.	Minimum = BBB–/Baa3 (at time of purchase) At least 50% = AAA/Aaa	Mortgage-backed and asset-backed securities, foreign currencies and repurchase agreements collateralized by U.S. Government Securities or certain foreign government securities.
At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in high-yield, fixed-income securities rated below investment grade, including U.S. and non-U.S. dollar corporate debt, foreign government securities, convertible securities and preferred stock. Also invests in futures, swaps and other derivatives.	At least 80% = BB/Ba or below (at time of purchase)	Mortgage-backed and asset-backed securities, U.S. Government Securities, investment grade corporate fixed-income securities, structured securities, foreign currencies and repurchase agreements.
At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in fixed-income securities of issuers located in emerging countries. Also invests in futures, swaps and other derivatives.	Minimum = D (Standard & Poor's) or C (Moody's)	Brady bonds and other debt issued by governments, their agencies and instrumentalities, or by their central banks, fixed and floating rate, senior and subordinated corporate debt obligations, loan participations and repurchase agreements.

Principal Risks of the Underlying Funds

Loss of money is a risk of investing in each Underlying Fund. An investment in an Underlying Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Underlying Funds and may result in a loss of your investment in a Portfolio. There can be no assurance that an Underlying Fund will achieve its investment objective.

Risks That Apply To All Underlying Funds:

- ***NAV Risk***—The risk that the net asset value (''NAV'') of the Underlying Fund and the value of your investment will fluctuate.
- ***Interest Rate Risk***—The risk that when interest rates increase, fixed-income securities held by an Underlying Fund will decline in value. Long-term fixed-income securities will normally have more price volatility because of this risk than short-term fixed-income securities.
- ***Credit/Default Risk***—The risk that an issuer or guarantor of fixed-income securities held by an Underlying Fund may default on its obligation to pay interest and repay principal.
- ***Market Risk***—The risk that the value of the securities in which an Underlying Fund invests may go up or down in response to the prospects of individual companies, particular industry sectors or governments and/or general economic conditions. Price changes may be temporary or last for extended periods. An Underlying Fund's investments may be overweighted from time to time in one or more industry sectors, which will increase the Underlying Fund's exposure to risk of loss from adverse developments affecting those sectors.
- ***Derivatives Risk***—The risk that loss may result from an Underlying Fund's investments in options, futures, swaps, options on swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to an Underlying Fund.
- ***Management Risk***—The risk that a strategy used by an investment adviser to the Underlying Funds may fail to produce the intended results.
- ***Liquidity Risk***—The risk that an Underlying Fund will not be able to pay redemption proceeds within the time period stated in the Underlying Fund's Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. Underlying Funds that invest in non-investment grade fixed-income securities, small and mid-capitalization stocks, REITs and emerging country issuers will be especially subject to the risk that during certain periods the liquidity of particular issuers or industries, or all

securities within particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions whether or not accurate.

Risks That Apply Primarily To The Underlying Fixed-Income Funds:

- ***Call Risk***—The risk that an issuer will exercise its right to pay principal on an obligation held by an Underlying Fund (such as a Mortgage-Backed Security) earlier than expected. This may happen when there is a decline in interest rates. Under these circumstances, an Underlying Fund may be unable to recoup all of its initial investment and will also suffer from having to reinvest in lower yielding securities.
- ***Extension Risk***—The risk that an issuer will exercise its right to pay principal on an obligation held by an Underlying Fund (such as a Mortgage-Backed Security) later than expected. This may happen when there is a rise in interest rates. Under these circumstances, the value of the obligation will decrease, and an Underlying Fund will also suffer from the inability to invest in higher yielding securities.
- ***U.S. Government Securities Risk***—The risk that the U.S. government will not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. Although many U.S. Government Securities purchased by the Underlying Funds, such as those issued by the Federal National Mortgage Association (‘‘Fannie Mae’’), Federal Home Loan Mortgage Corporation (‘‘Freddie Mac’’) and Federal Home Loan Banks may be chartered or sponsored by Acts of Congress, their securities are neither issued nor guaranteed by the United States Treasury and, therefore, are not backed by the full faith and credit of the United States. The maximum potential liability of the issuers of some U.S. Government Securities held by an Underlying Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

Risk That Applies Primarily To The Underlying Equity Funds:

- ***Stock Risk***—The risk that stock prices have historically risen and fallen in periodic cycles. Recently, U.S. and foreign stock markets have experienced substantial price volatility.

Risks That Are Particularly Important For Specific Underlying Funds:

- ***Non-Diversification Risk***—The Global Income Fund is non-diversified meaning that it is permitted to invest more of its assets in fewer issuers than ‘‘diversified’’ mutual funds. Thus, the Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments.

- ***Sovereign Risk***—Certain Underlying Funds will be subject to the risk that the issuer of the sovereign debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay the principal or interest when due. Sovereign Risk includes the following risks:
  - ***Political Risk***—The risks associated with the general political and social environment of a country. These factors may include among other things government instability, poor socioeconomic conditions, corruption, lack of law and order, lack of democratic accountability, poor quality of the bureaucracy, internal and external conflict, and religious and ethnic tensions. High political risk can impede the economic welfare of a country.
  - ***Economic Risk***—The risks associated with the general economic environment of a country. These can encompass, among other things, low quality and growth rate of Gross Domestic Product (''GDP''), high inflation or deflation, high government deficits as a percentage of GDP, weak financial sector, overvalued exchange rate, and high current account deficits as a percentage of GDP.
  - ***Repayment Risk***—The risk associated with the inability of a country to pay its external debt obligations in the immediate future. Repayment risk factors may include but are not limited to high foreign debt as a percentage of GDP, high foreign debt service as a percentage of exports, low foreign exchange reserves as a percentage of short-term debt or exports, and an unsustainable exchange rate structure.
- ***Foreign Risk***—The risk that when an Underlying Fund invests in foreign securities, it will be subject to risk of loss not typically associated with domestic issuers. Loss may result because of less foreign government regulation, less public information and less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions. The Underlying Funds will also be subject to the risk of negative foreign currency rate fluctuations. Foreign risks will normally be greatest when an Underlying Fund invests in issuers located in emerging countries.
- ***Emerging Countries Risk***—Certain Underlying Funds may invest in emerging country securities. The securities markets of Asian, Latin, Central and South American, Eastern European, Middle Eastern, African and other emerging countries are less liquid, are especially subject to greater price volatility, have smaller market capitalizations, have less government regulation and are not subject to as extensive and frequent accounting, financial and other reporting requirements as the securities markets of more developed countries. Further, investment in equity securities of issuers located in certain emerging countries involves risk of loss resulting from problems in share registration and custody and substantial economic and political disruptions. These risks are not normally associated with investments in more developed countries.

- ***Mid Cap and Small Cap Risk***—Certain Underlying Funds may invest in small cap and mid cap stocks. The securities of small capitalization and mid-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable an Underlying Fund to effect sales at an advantageous time or without a substantial drop in price.
- ***Initial Public Offering (''IPO'') Risk***—The risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When an Underlying Fund's asset base is small, a significant portion of the Underlying Fund's performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Underlying Fund. As the Underlying Fund's assets grow, the effect of the Underlying Fund's investments in IPOs on the Underlying Fund's performance will probably decline, which could reduce the Underlying Fund's performance.
- ***''Junk Bond'' Risk***—Certain Underlying Funds may invest in non-investment grade fixed-income securities (commonly known as ''junk bonds'') that are considered predominantly speculative by traditional investment standards. Non-investment grade fixed-income securities and unrated securities of comparable credit quality are subject to the increased risk of an issuer's inability to meet principal and interest payment obligations. These securities may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less secondary market liquidity. Certain Underlying Funds may purchase the securities of issuers that are in default.
- ***Concentration Risk***—The risk that if the Global Income or Emerging Markets Debt Funds invest more than 25% of its total assets in issuers within the same country, state, region, currency, industry or economic sector, an adverse economic, business or political development may affect the value of the Global Income or Emerging Markets Debt Fund's investments more than if its investments were not so concentrated. In addition, the Global Income Fund may invest more than 25% of its total assets in the securities of corporate and governmental issuers located in each of Canada, Germany, Japan and the United Kingdom, as well as in the securities of U.S. issuers. Concentration of the Global Income Fund's investments in such issuers will subject the Fund, to a greater extent than if investments were less concentrated, to losses arising from adverse developments affecting those issuers or countries.
- ***Foreign Currency Trading Risk***—The Core Fixed Income, Global Income, High Yield and Emerging Markets Debt Funds may engage, to a greater extent than the other Underlying Funds, in forward foreign currency transactions for speculative

purposes. These Underlying Funds' investment advisers may purchase or sell foreign currencies through the use of forward contracts based on the investment advisers' judgment regarding the direction of the market for a particular foreign currency or currencies. In pursuing this strategy, the investment advisers seek to profit from anticipated movements in currency rates by establishing ''long'' and/or ''short'' positions in forward contracts on various foreign currencies. Foreign exchange rates can be extremely volatile and a variance in the degree of volatility of the market or in the direction of the market from the investment advisers' expectations may produce significant losses to these Underlying Funds.

- ***Investment Style Risk***—Different investment styles tend to shift in and out of favor depending upon market and economic conditions as well as investor sentiment. An Underlying Fund may outperform or underperform other funds that employ a different investment style. Examples of different investment styles include growth and value investing. Growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth of earnings potential. Also, since growth companies usually invest a high portion of earnings in their business, growth stocks may lack the dividends of some value stocks that can cushion stock prices in a falling market. Growth oriented funds will typically underperform when value investing is in favor. Value stocks are those that are undervalued in comparison to their peers due to adverse business developments or other factors.

More information about the portfolio securities and investment techniques of the Underlying Funds, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Portfolio Performance

HOW THE PORTFOLIOS HAVE PERFORMED

The bar chart and table provide an indication of the risks of investing in a Portfolio by showing: (a) changes in the performance of a Portfolio's Institutional Shares from year to year; and (b) how the average annual total returns of a Portfolio's Institutional Shares compare to those of broad-based securities market indices. The bar chart (including ''Best Quarter'' and ''Worst Quarter'' information) and table assume reinvestment of dividends and distributions. A Portfolio's past performance, before and after taxes is not necessarily an indication of how the Portfolio will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Portfolio's performance would have been reduced.

INFORMATION ON AFTER-TAX RETURNS

These definitions apply to the after-tax returns.

Average Annual Total Returns Before Taxes. These returns do not reflect taxes on distributions on a Portfolio's Institutional Shares nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.

Average Annual Total Returns After Taxes on Distributions. These returns assume that taxes are paid on distributions on a Portfolio's Institutional Shares (i.e., dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Institutional Shares at the end of the performance period.

Average Annual Total Returns After Taxes on Distributions and Sale of Shares. These returns reflect taxes paid on distributions on a Portfolio's Institutional Shares and taxes applicable when the shares are redeemed (sold).

Note on Tax Rates. The after-tax performance figures are calculated using the historically highest individual federal marginal income tax rates at the time of the distributions (as of the date of this Prospectus, 35% for ordinary income dividends and 15% for long-term capital gains distributions) and do not reflect state and local taxes. In calculating the federal income taxes due on redemptions, capital gains taxes resulting from a redemption are subtracted from the redemption proceeds and the tax benefits from capital losses resulting from the redemption are added to the redemption proceeds. Under certain circumstances, the addition of the tax benefits from capital losses resulting from redemptions may cause the Returns After Taxes on Distributions and Sale of Portfolio Shares to be greater than the Returns After Taxes on Distributions or even the Returns Before Taxes.

Balanced Strategy Portfolio


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '98 +7.25%
Worst Quarter*
Q3 '02 –6.57%
6.99%
10.92%
-0.25%
-2.21%
-3.35%
16.57%
10.60%
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Institutional Shares (Inception 1/2/98)			
Returns Before Taxes	10.60%	3.97%	5.37%
Returns After Taxes on Distributions**	9.72%	2.53%	3.87%
Returns After Taxes on Distributions and Sale of Portfolio Shares**	6.97%	2.55%	3.71%
S&P 500® Index***	10.88%	–2.30%	4.76%
Two-Year U.S. Treasury Note Index****	0.75%	5.02%	4.78%
Lehman Brothers U.S. Corporate High Yield Bond Index†	11.13%	6.96%	5.56%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Portfolio shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

**** *The Two-Year U.S. Treasury Note Index, as reported by Merrill Lynch, does not reflect any deduction for fees, expenses or taxes.*

† *The Lehman Brothers U.S. Corporate High Yield Bond Index is a total return performance benchmark for fixed-income securities having a maximum quality rating of Ba1 (as determined by Moody's Investors Service, Inc.), a minimum amount outstanding of $150 million and at least one year to maturity. The Index is unmanaged and does not reflect any deduction for fees, expenses or taxes.*

Growth and Income Strategy Portfolio


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q2 '03 +10.93%
Worst Quarter*
Q3 '02 –10.45%
6.96%
16.14%
-3.99%
-6.95%
-8.08%
25.12%
15.35%
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Institutional Shares (Inception 1/2/98)			
Returns Before Taxes	15.35%	3.45%	5.68%
Returns After Taxes on Distributions**	14.60%	2.22%	4.43%
Returns After Taxes on Distributions and Sale of Portfolio Shares**	10.11%	2.22%	4.14%
S&P 500® Index***	10.88%	–2.30%	4.76%
MSCI® EAFE® Index (unhedged)****	20.70%	–0.80%	5.67%
Lehman Brothers Aggregate Bond Index†	4.34%	7.70%	6.59%
Lehman Brothers U.S. Corporate High Yield Bond Index††	11.13%	6.96%	5.56%

* *Please note that "Best Quarter" and "Worst Quarter" figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Portfolio shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

**** *The MSCI® EAFE® Index (Europe, Australasia, Far East) is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. & Canada. As of December 2004 the MSCI® EAFE® Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The Index figures do not reflect any deduction for fees, expenses or taxes.*

† *The Lehman Brothers Aggregate Bond Index represents an unmanaged diversified portfolio of fixed-income securities, including U.S. Treasuries, investment-grade corporate bonds, and mortgage-backed and asset-backed securities. The Index figures do not reflect any deduction for fees, expenses or taxes.*

†† *The Lehman Brothers U.S. Corporate High Yield Bond Index is a total return performance benchmark for fixed-income securities having a maximum quality rating of Ba1 (as determined by Moody's Investors Service, Inc.), a minimum amount outstanding of $150 million and at least one year to maturity. The Index is unmanaged and does not reflect any deduction for fees, expenses or taxes.*

Growth Strategy Portfolio

TOTAL RETURN

Best Quarter*
Q2 '03 +13.87%

Worst Quarter*
Q3 '02 –14.56%

CALENDAR YEAR



4.92%
21.24%
-8.28%
-10.55%
-13.25%
31.30%
18.05%
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Institutional Shares (Inception 1/2/98)			
Returns Before Taxes	18.05%	1.98%	4.96%
Returns After Taxes on Distributions**	17.70%	1.20%	4.15%
Returns After Taxes on Distributions and Sale of Portfolio Shares**	11.98%	1.24%	3.80%
S&P 500® Index***	10.88%	–2.30%	4.76%
MSCI® EAFE® Index (unhedged)****	20.70%	–0.80%	5.67%
Russell 2000 Index†	18.33%	6.60%	7.20%
MSCI® EMF Index††	25.95%	4.62%	6.53%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Portfolio shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

**** *The MSCI® EAFE® Index (Europe, Australasia, Far East) is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. & Canada. As of December 2004 the MSCI® EAFE® Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The Index figures do not reflect any deduction for fees, expenses or taxes.*

† *The Russell 2000 Index is an unmanaged index of common stock prices that measures the performance of the 2000 smallest companies in the Russell 3000® Index. The Index figures do not reflect any deduction for fees, expenses or taxes.*

†† *The unmanaged MSCI® EMF Index is a free float-adjusted market capitalization-weighted index that is designed to measure equity market performance in the global emerging markets, of over 26 emerging market countries. ''Free'' indicates an index that excludes shares in otherwise free markets that are not purchasable by foreigners. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Aggressive Growth Strategy Portfolio



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q2 '03 +16.80%
Worst Quarter*
Q3 '02 –17.56%
2.80%
25.74%
-11.07%
-13.36%
-16.18%
35.51%
19.46%
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Institutional Shares (Inception 1/2/98)			
Returns Before Taxes	19.46%	0.89%	4.39%
Returns After Taxes on Distributions**	19.32%	0.59%	4.02%
Returns After Taxes on Distributions and Sale of Portfolio Shares**	12.73%	0.62%	3.59%
S&P 500® Index***	10.88%	–2.30%	4.76%
MSCI® EAFE® Index (unhedged)****	20.70%	–0.80%	5.67%
Russell 2000® Index†	18.33%	6.60%	7.20%
MSCI® EMF Index††	25.95%	4.62%	6.53%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Portfolio shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

**** *The MSCI® EAFE® Index (Europe, Australasia, Far East) is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. & Canada. As of December 2004 the MSCI® EAFE® Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The Index figures do not reflect any deduction for fees, expenses or taxes.*

† *The Russell 2000® Index is an unmanaged index of common stock prices that measures the performance of the 2000 smallest companies in the Russell 3000® Index. The Index figures do not reflect any deduction for fees, expenses or taxes.*

†† *The unmanaged MSCI® EMF Index is a free float-adjusted market capitalization-weighted index that is designed to measure equity market performance in the global emerging markets, of over 26 emerging market countries. ''Free'' indicates an index that excludes shares in otherwise free markets that are not purchasable by foreigners. The Index figures do not reflect any deduction for fees, expenses or taxes.*

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Portfolio Fees and Expenses (Institutional Shares)

This table describes the fees and expenses that you would pay if you buy and hold Institutional Shares of a Portfolio.

	Balanced Strategy Portfolio
Shareholder Fees	
(fees paid directly from your investment):	
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fees	None
Exchange Fees	None
Annual Portfolio Operating Expenses	
(expenses that are deducted from Portfolio assets):	
Management Fees (for asset allocation)[1]	0.15%
Other Expenses[2]	0.24%
Underlying Fund Expenses[3]	0.82%
Total Other and Underlying Fund Expenses	1.06%
Total Portfolio Operating Expenses[1]	1.21%

See page 28 for all other footnotes.

* The ''Other Expenses'' and ''Total Portfolio Operating Expenses'' (after any waivers and expense limitations) are as set forth below. The waivers and expense limitations may be modified or terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Portfolio Operating Expenses'' may increase without shareholder approval.

	Balanced Strategy Portfolio
Annual Portfolio Operating Expenses	
(expenses that are deducted from Portfolio assets):	
Management Fees (for asset allocation)[1]	*0.15%*
Other Expenses[2]	*0.04%*
Underlying Fund Expenses[3]	*0.71%*
Total Other and Underlying Fund Expenses	*0.75%*
Total Portfolio Operating Expenses (after current waivers and expense limitations)[1]	*0.90%*

Growth and Income Strategy Portfolio	Growth Strategy Portfolio	Aggressive Growth Strategy Portfolio
None	None	None
None	None	None
None	None	None
None	None	None
None	None	None
0.15%	0.15%	0.15%
0.13%	0.14%	0.24%
1.02%	1.04%	1.03%
1.15%	1.18%	1.27%
1.30%	1.33%	1.42%

Growth and Income Strategy Portfolio	Growth Strategy Portfolio	Aggressive Growth Strategy Portfolio
0.15%	*0.15%*	*0.15%*
0.04%	*0.04%*	*0.04%*
0.84%	*0.89%*	*0.93%*
0.88%	*0.93%*	*0.97%*
1.03%	*1.08%*	*1.12%*

Portfolio Fees and Expenses continued

[1] *Effective the date of this Prospectus, the Investment Adviser has entered into a Fee Reduction Commitment with the Trust. The commitment permanently reduces the management fee for each Portfolio to an annual rate of 0.15% of the average daily net assets of each Portfolio. As a result, ''Management Fees'' and ''Total Portfolio Operating Expenses'' of each Portfolio have been restated to reflect the current expenses that are expected for the current fiscal year.*

[2] *''Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of each Portfolio's Institutional Shares plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to reduce or limit ''Other Expenses'' (excluding management fees, transfer agency fees and expenses, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses) to the extent that such expenses exceed, on an annual basis, 0.004% of each Portfolio's average daily net assets.*

[3] *''Underlying Fund Expenses'' for each Portfolio are based upon the strategic allocation of each Portfolio's investment in the Underlying Funds and upon the actual total operating expenses of the Underlying Funds (including any current waivers and expense limitations of the Underlying Funds). Actual Underlying Fund expenses incurred by each Portfolio may vary with changes in the allocation of each Portfolio's assets among the Underlying Funds and with other events that directly affect the expenses of the Underlying Funds.*

Example

The following Example is intended to help you compare the cost of investing in a Portfolio (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Institutional Shares of a Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Portfolio	1 Year	3 Years	5 Years	10 Years
Balanced Strategy	$123	$384	$665	$1,466
Growth and Income Strategy	$132	$412	$713	$1,568
Growth Strategy	$135	$421	$729	$1,601
Aggressive Growth Strategy	$145	$449	$776	$1,702

Institutions that invest in Institutional Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your institution for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investments.

Certain institutions that invest in Institutional Shares may receive other compensation in connection with the sale and distribution of Institutional Shares or for services to their customers' accounts and/or the Portfolios. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Payments to Intermediaries'' in the Additional Statement.

Service Providers

INVESTMENT ADVISERS

Investment Adviser	Portfolio
Goldman Sachs Asset Management, L.P. (''GSAM'') 32 Old Slip New York, New York 10005	Balanced Strategy Growth and Income Strategy Growth Strategy Aggressive Growth Strategy

Except as noted below, GSAM also serves as investment adviser to each Underlying Fund.

	Underlying Fund
Goldman Sachs Asset Management International (''GSAMI'') Christchurch Court 10-15 Newgate Street London, England EC1A 7HD	Emerging Markets Equity Global Income

GSAM has been registered as an investment adviser with the Securities and Exchange Commission (''SEC'') since 1990 and is an affiliate of Goldman Sachs. GSAMI, a member of the Investment Management Regulatory Organization Limited since 1990 and a registered investment adviser since 1991, is an affiliate of Goldman Sachs. As of December 31, 2004, GSAM and GSAMI, along with other units of the Investment Management Division (''IMD'') of Goldman Sachs, had assets under management of $451.3 billion.

Under an Asset Allocation Management Agreement with each Portfolio, the Investment Adviser, subject to the general supervision of the Trustees, provides advice as to each Portfolio's investment transactions, including determinations concerning changes to (a) the Underlying Funds in which the Portfolios may invest; and (b) the percentage range of assets of any Portfolio that may be invested in the Underlying Equity Funds and the Underlying Fixed-Income Funds as separate groups.

The Investment Adviser also performs the following additional services for the Portfolios:

- Supervises all non-advisory operations of the Portfolios
- Provides personnel to perform necessary executive, administrative and clerical services to the Portfolios

- Arranges for the preparation of all required tax returns, reports to shareholders, prospectuses and statements of additional information and other reports filed with the SEC and other regulatory authorities
- Maintains the records of each Portfolio
- Provides office space and all necessary office equipment and services

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Portfolio's average daily net assets):

Portfolio*	Contractual Rate	Actual Rate for the Fiscal Year Ended December 31, 2004
Balanced Strategy	0.15%	0.15%
Growth and Income Strategy	0.15%	0.15%
Growth Strategy	0.15%	0.15%
Aggressive Growth Strategy	0.15%	0.15%

* *Effective the date of the Prospectus, the Investment Adviser has entered into a Fee Reduction Commitment. The commitment permanently reduces the management fee for each Portfolio to an annual rate of 0.15% of the average daily net assets of the Portfolio. Prior to the date of the Prospectus, the contractual rate for each Portfolio was 0.35% of the Portfolio's average daily net assets.*

The difference, if any, between the stated fees and the actual fees paid by the Portfolios reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

In addition, each Portfolio, as a shareholder in the Underlying Funds, will indirectly bear a proportionate share of any investment management fees and other expenses paid by the Underlying Funds. The following chart shows the total net operating expense ratios (management fee plus other operating expenses) of Institutional Shares of each Underlying Fund in which the Portfolios may invest after applicable fee waivers and expense limitations, as of the end of each Underlying Fund's most recent fiscal year. In addition, the following chart shows the contractual investment management fees payable to the Investment Adviser or its affiliates by the Underlying Funds (in each case as an annualized percentage of a Fund's average net assets). Absent voluntary fee waivers and/or expense

reimbursements, which may be discontinued at any time, the total operating expense ratios of certain Underlying Funds would be higher.

Underlying Fund	Contractual Management Fee	Total Net Operating Expense Ratio
Financial Square Prime Obligations	0.205%	0.18%
Short Duration Government	0.50%	0.54%
Core Fixed Income	0.40%	0.50%
Global Income	0.65%	0.69%
High Yield	0.70%	0.76%
CORE Large Cap Growth	0.65%	0.75%
CORE Large Cap Value	0.60%	0.70%
CORE Small Cap Equity	0.85%	0.93%
CORE International Equity	0.85%	1.01%
Emerging Markets Debt	0.80%	0.88%
Emerging Markets Equity	1.20%	1.59%
Real Estate Securities	1.00%	1.04%

PORTFOLIO MANAGERS

Robert B. Litterman, Ph.D., a Managing Director of Goldman Sachs, is the co-developer, along with the late Fischer Black, of the Black-Litterman Global Asset Allocation Model, a key tool in IMD's asset allocation process. As Director of Quantitative Resources, Dr. Litterman oversees Quantitative Equities, the Quantitative Strategies Group and the Global Investment Strategies Group. In total, these groups include over 100 professionals. Prior to moving to IMD, Dr. Litterman, who became a Partner in 1994 was the head of the Firmwide Risk department. Preceding that time, Dr. Litterman spent eight years in the Fixed Income Division's research department where he was co-director of the research and model development group.

Quantitative Strategies Group

- The Quantitative Strategies Group consists of over 40 professionals, including eight Ph.Ds, with extensive academic and practitioner experience
- Disciplined, quantitative models are used to determine the relative attractiveness of the world's stock, bond and currency markets
- Theory and economic intuition guide the investment process

Name and Title	Years Primarily Responsible	Five Year Employment History
Mark M. Carhart, Ph.D., CFA Managing Director, Co-Head Quantitative Strategies and Senior Portfolio Manager	Since 1998	Dr. Carhart joined the Investment Adviser as a member of the Quantitative Strategies team in 1997 and became Co-Head of the Quantitative Strategies team in 1998.
Joseph DeLuca Vice President, Portfolio and Product Manager	Since 2001	Mr. DeLuca joined the Investment Adviser in 2001. From 1997 to 2001, he worked in the Risk Management group of Goldman Sachs.
Katinka Domotorffy, CFA Vice President and Portfolio Manager	Since 2001	Ms. Domotorffy joined the Investment Adviser as a member of the Quantitative Strategies Group in 1998.

Mark Carhart, as Co-Head and Co-Chief Investment Officer of the Quantitative Strategies team, is ultimately responsible for the Portfolio's investment process. Katinka Domotorffy and Joseph DeLuca manage the implementation and execution process. The strategic and tactical allocations are model-driven and generated by a computer-powered optimizer. The portfolio management team collectively decides on constraints and adjustments to the trades generated by the quantitative models.

For more information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of securities in the Portfolios, see the Additional Statement.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Portfolio's shares. Goldman Sachs, P.O. Box 06050, Chicago, Illinois, 60606-6306, also serves as each Portfolio's transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Underlying Funds or Portfolios. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to an Underlying Fund or limit an Underlying Fund's investment activities. Goldman Sachs is a full service investment banking, broker dealer, asset management and financial services organization and a major participant in global financial markets. As such, it acts as an investor, investment banker, research provider, investment manager, financer, advisor, market maker, trader, prime broker, lender, agent and principal, and has other direct and indirect interests, in the global fixed income, currency, commodity, equity and other markets in which the Underlying Funds directly and indirectly invest. Thus, it is likely that the Underlying Funds will have multiple business relationships with and will invest in, engage in transactions with, make voting decisions with respect to, or obtain services from entities for which Goldman Sachs performs or seeks to perform investment banking or other services. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Underlying Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Underlying Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Underlying Funds. The results of an Underlying Fund's investment activities, therefore, may differ from those of Goldman Sachs, its affiliates, and other accounts managed by Goldman Sachs and it is possible that an Underlying Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Underlying Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. Furthermore, transactions undertaken by Goldman Sachs, its affiliates or Goldman Sachs advised clients may adversely impact the Underlying Funds. Transactions by one or more Goldman Sachs advised clients or the Investment Adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Underlying Funds. An Underlying Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a global financial services firm, Goldman Sachs also provides a wide range of investment banking and financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it may create markets or specialize

in, have positions in and affect transactions in, securities of issuers held by the Underlying Funds, and may also perform or seek to perform investment banking and financial services for those issuers. Goldman Sachs and its affiliates may have business relationships with and purchase or distribute or sell services or products from or to distributors, consultants or others who recommend the Underlying Funds or who engage in transactions with or for the Underlying Funds. For more information about conflicts of interest, see the Additional Statement.

Under a securities lending program approved by the Trust's Board of Trustees, the Underlying Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Underlying Fund to the extent that the Underlying Funds engage in the securities lending program. For these services, the lending agent may receive a fee from the Underlying Funds, including a fee based on the returns earned on the Underlying Funds' investment of the cash received as collateral for the loaned securities. In addition, the Underlying Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Underlying Funds' portfolio investment transactions.

LEGAL PROCEEDINGS

On April 2, 2004, Lois Burke, a plaintiff identifying herself as a shareholder of the Goldman Sachs Internet Tollkeeper Fund, filed a purported class and derivative action lawsuit in the United States District Court for the Southern District of New York against The Goldman Sachs Group, Inc. (''GSG''), GSAM, the Trustees and Officers of the Goldman Sachs Trust (the ''Trust''), and John Doe Defendants. In addition, the Goldman Sachs Funds included in this Prospectus and certain other investment portfolios of the Trust were named as nominal defendants. On April 19 and May 6, 2004, additional class and derivative action lawsuits containing substantially similar allegations and requests for redress were filed in the United States District Court for the Southern District of New York. On June 29, 2004, the three complaints were consolidated into one action, *In re Goldman Sachs Mutual Funds Fee Litigation*, and on November 17, 2004, the plaintiffs filed a consolidated amended complaint against GSG, GSAM, GSAMI, Goldman, Sachs & Co., the Trustees and Officers of the Trust and John Doe Defendants (collectively, the ''Defendants'') in the United States District Court for the Southern District of New York. Certain investment portfolios of the Trust and Goldman Sachs Variable Insurance Trust (collectively, the ''Goldman Sachs Funds'') were also named as nominal defendants in the amended complaint.

The consolidated amended complaint, which is brought on behalf of all persons or entities who held shares in the Goldman Sachs Funds between April 2, 1999 and

January 9, 2004, inclusive (the ''Class Period''), asserts claims involving (i) violations of the Investment Company Act of 1940 (the ''Investment Company Act''), the Investment Advisers Act of 1940, and New York General Business Law, (ii) common law breach of fiduciary duty; (iii) aiding and abetting breach of fiduciary duty; and (iv) unjust enrichment. The complaint alleges, among other things, that during the Class Period, the Defendants made improper and excessive brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds and omitted statements of fact in registration statements and reports filed pursuant to the Investment Company Act which were necessary to prevent such registration statements and reports from being materially false and misleading. In addition, the complaint alleges that the Goldman Sachs Funds paid excessive and improper investment advisory fees to GSAM and GSAMI. The complaint also alleges that GSAM and GSAMI used Rule 12b-1 fees for improper purposes and made improper use of soft dollars. The complaint further alleges that the Trust's Officers and Trustees breached their fiduciary duties in connection with the foregoing. The plaintiffs in the cases are seeking compensatory damages; punitive damages; rescission of GSAM's and GSAMI's investment advisory agreements and return of fees paid; an accounting of all Goldman Sachs Funds-related fees, commissions and soft dollar payments; restitution of all unlawfully or discriminatorily obtained fees and charges; and reasonable costs and expenses, including counsel fees and expert fees.

In addition, on March 10, 2005 Jeanne and Don Masden filed a purported class action lawsuit in the United States District Court for the Southern District of New York against GSG, GSAM, Goldman, Sachs & Co., the Trustees of the Trust and John Doe Defendants (collectively the ''Defendants''). The lawsuit amends a previously-filed complaint, and alleges that the Defendants breached their fiduciary duties and duties of care owed under federal and state law by failing to ensure that equity securities held by the Goldman Sachs Funds participated in class action settlements for which they were eligible. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisers and punitive damages.

Based on currently available information, GSAM and GSAMI believe that the likelihood that the pending purported class action lawsuits will have a material adverse financial impact on the Goldman Sachs Funds is remote, and the pending actions are not likely to materially affect their ability to provide investment management services to their clients, including the Goldman Sachs Funds.

Dividends

Each Portfolio pays dividends from its investment company taxable income and distributions from net realized capital gains. You may choose to have dividends and distributions paid in:

- Cash
- Additional shares of the same class of the same Portfolio
- Shares of the same or an equivalent class of another Goldman Sachs Fund. Special restrictions may apply. See the Additional Statement.

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time before the record date for a particular dividend or distribution. If you do not indicate any choice, dividends and distributions will be reinvested automatically in the applicable Portfolio.

The election to reinvest dividends and distributions in additional shares will not affect the tax treatment of such dividends and distributions, which will be treated as received by you and then used to purchase the shares.

Dividends from investment company taxable income and distributions from net realized capital gains are declared and paid as follows:

Portfolio	Investment Income Dividends	Capital Gains Distributions
Balanced Strategy	Quarterly	Annually
Growth and Income Strategy	Quarterly	Annually
Growth Strategy	Annually	Annually
Aggressive Growth Strategy	Annually	Annually

From time to time a portion of a Portfolio's dividends may constitute a return of capital.

When you purchase shares of a Portfolio, part of the NAV per share may be represented by undistributed income or undistributed realized gains that have previously been earned by the Portfolio. Therefore, subsequent distributions on such shares from such income or realized gains may be taxable to you even if the NAV of the shares is, as a result of the distributions, reduced below the cost of such shares and the distributions (or portions thereof) represent a return of a portion of the purchase price.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' Institutional Shares.

HOW TO BUY SHARES

How Can I Purchase Institutional Shares Of The Funds?

You may purchase Institutional Shares of the Funds through:

- Goldman Sachs;
- Authorized Dealers; ***or***
- Directly from the Trust.

You may purchase Institutional Shares on any business day at their NAV next determined after receipt of an order. No sales load is charged. To place an order with Goldman Sachs, call 1-800-621-2550 and either:

- Wire federal funds to The Northern Trust Company (''Northern''), as subcustodian for State Street Bank and Trust Company (''State Street'') (each Fund's custodian) on the next business day; ***or***
- Send a check or Federal Reserve draft payable to Goldman Sachs Funds— (Name of Fund and Class of Shares), P.O. Box 06050, Chicago, IL 60606-6306. The Fund will not accept checks drawn on foreign banks, third-party checks, cashier's checks or official checks, temporary checks, electronic checks, drawer checks, cash, money orders, travelers' cheques or credit card checks.

In order to make an initial investment in a Fund, you must furnish to the Fund or Goldman Sachs the Account Application. Purchases of Institutional Shares must be settled within three business days of receipt of a complete purchase order.

How Do I Purchase Shares Through A Financial Institution?

Certain institutions (including banks, trust companies, brokers and investment advisers) that provide recordkeeping, reporting and processing services to their customers may be authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized institution or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.

- Authorized institutions and intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your institution or intermediary to learn whether it is authorized to accept orders for the Trust.

These institutions may receive payments from the Funds or Goldman Sachs for the services provided by them with respect to the Funds' Institutional Shares. These payments may be in addition to other payments borne by the Funds.

The Investment Adviser, Distributor and/or their affiliates may make payments to authorized dealers and other financial intermediaries (''Intermediaries'') from time to time to promote the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. These payments are made out of the Investment Adviser's, Distributor's and/or their affiliates' own assets, and are not an additional charge to the Funds. The payments are in addition to the fees described in this Prospectus. Such payments are intended to compensate Intermediaries for, among other things: marketing shares of the Funds and other Goldman Sachs Funds, which may consist of payments relating to Funds included on preferred or recommended fund lists or in certain sales programs from time to time sponsored by the Intermediaries; access to the Intermediaries' registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; and/or other specified services intended to assist in the distribution and marketing of the Funds and other Goldman Sachs Funds. The payments may also, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote the sale of shares, as well as sponsor various educational programs, sales contests and/or promotions. The additional payments by the Investment Adviser, Distributor and/or their affiliates may also compensate Intermediaries for subaccounting, administrative and/or shareholder processing services that are in addition to the fees paid for these services by the Funds. The amount of these additional payments is normally not expected to exceed 0.50% (annualized) of the amount sold or invested through the Intermediaries. Please refer to the ''Payments to Intermediaries'' section of the Additional Statement for more information about these payments.

The payments made by the Investment Adviser, Distributor and/or their affiliates may be different for different Intermediaries. The presence of these payments and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered

representative or salesperson to highlight, feature or recommend Funds based, at least in part, on the level of compensation paid. You should contact your authorized dealer or other Intermediary for more information about the payments it receives and any potential conflicts of interest.

In addition to Institutional Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services than Institutional Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

Type of Investor	Minimum Investment
■ Banks, trust companies or other depository institutions investing for their own account or on behalf of their clients ■ Section 401(k), profit sharing, money purchase pension, tax-sheltered annuity, defined benefit pension, or other employee benefit plans that are sponsored by one or more employers (including governmental or church employers) or employee organizations ■ State, county, city or any instrumentality, department, authority or agency thereof ■ Corporations with at least $100 million in assets or in outstanding publicly traded securities ■ ''Wrap'' account sponsors (provided they have an agreement covering the arrangement with GSAM) ■ Registered investment advisers investing for accounts for which they receive asset-based fees ■ Qualified non-profit organizations, charitable trusts, foundations and endowments	$1,000,000 in Institutional Shares of a Fund alone or in combination with other assets under the management of GSAM and its affiliates
■ Individual investors ■ Accounts over which GSAM or its advisory affiliates have investment discretion	$10,000,000
■ Individual Retirement Accounts (IRAs) for which GSAM or its advisory affiliates act as fiduciary.	No minimum

The minimum investment requirement may be waived for current and former officers, partners, directors or employees of Goldman Sachs or any of its affiliates; brokerage or advisory clients of Goldman Sachs Private Wealth Management; and for other investors at the discretion of the Trust's officers. No minimum amount is required for subsequent investments.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Refuse to open an account if you fail to (i) provide a Social Security Number or other taxpayer identification number; or (ii) certify that such number is correct (if required to do so under applicable law).
- Modify or waive the minimum investment amounts.
- Reject or restrict any purchase or exchange order by a particular purchaser (or group of related purchasers) for any reason in its discretion. Without limiting the foregoing, the Trust may reject or restrict purchase and exchange orders by a particular purchaser (or group of related purchasers) when a pattern of frequent purchases, sales or exchanges of Institutional Shares of a Fund is evident, or if purchases, sales or exchanges are, or a subsequent abrupt redemption might be, of a size that would disrupt the management of a Fund.
- Close a Fund to new investors from time to time and reopen any such Fund whenever it is deemed appropriate by a Fund's Investment Adviser.

Generally, the Funds will not allow non-U.S. citizens and certain U.S. citizens residing outside the United States to open an account directly with the Funds.

The Funds may allow you to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

Customer Identification Program. Federal law requires the Funds to obtain, verify and record identifying information, which may include the name, residential or business street address, date of birth (for an individual), Social Security Number or taxpayer identification number or other identifying information, for each investor who opens an account with the Funds. Applications without the required information, or (where applicable) without an indication that a Social Security Number or taxpayer identification number has been applied for, may not be accepted by the Funds. After accepting an application, to the extent permitted by applicable law or their customer identification program, the Funds reserve the right to: (i) place limits on transactions in any account until the identity of the investor is verified; (ii) refuse an investment in the Funds; or (iii) involuntarily redeem an investor's shares and close an account in the event that the Funds are unable to verify an investor's identity. The Funds and their agents will not be responsible for any loss in an investor's account resulting from the investor's delay in providing all required identifying information or from closing an account and redeeming an investor's shares pursuant to the customer identification program.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Institutional Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$\text{NAV} = \frac{(\text{Value of Assets of the Class}) - (\text{Liabilities of the Class})}{\text{Number of Outstanding Shares of the Class}}$$

Investments in other registered mutual funds such as the Underlying Funds are valued based on the NAV of those mutual funds (which may use fair value pricing as discussed below).

The investments of the Funds and the Underlying Funds are valued based on market quotations or if market quotations are not readily available, or if the Investment Adviser believes that such quotations do not accurately reflect fair value, the fair value of the investments may be determined in good faith under procedures established by the Trustees.

For Underlying Funds that invest a significant portion of assets in foreign equity securities, ''fair value'' prices are provided by an independent fair value service. Fair value prices are used because many foreign markets operate at times that do not coincide with those of the major U.S. markets. Events that could affect the values of foreign portfolio holdings may occur between the close of the foreign market and the time of determining the NAV, and would not otherwise be reflected in the NAV. If the independent fair value service does not provide a fair value for a particular security or if the value does not meet the established criteria for the Underlying Funds, the most recent closing price for such a security on its principal exchange will generally be its fair value on such date.

In addition, the investment adviser of an Underlying Fund, consistent with applicable regulatory guidance, may determine to make an adjustment to the previous closing prices of either domestic or foreign securities in light of significant events, to reflect what it believes to be the fair value of the securities at the time of determining an Underlying Fund's NAV. Significant events that could affect a large number of securities in a particular market may include, but are not limited to: situations relating to one or more single issuers in a market sector; significant fluctuations in foreign markets; market disruptions or market closings; governmental actions or other developments; as well as the same or similar events which may affect specific issuers or the securities markets even though not tied directly to the securities markets. Other significant events that could relate to a single issuer may include, but are not limited to: corporate actions such as reorganizations, mergers and buy-outs; corporate announcements on earnings; significant litigation; and regulatory news such as governmental approvals.

One effect of using an independent fair value service and fair valuation may be to reduce stale pricing arbitrage opportunities presented by the pricing of Underlying Fund shares. However, it involves the risk that the values used by the Underlying Funds to price their investments may be different from those used by other investment companies and investors to price the same investments.

- NAV per share of each class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. Fund shares will generally not be priced on any day the New York Stock Exchange is closed.
- When you buy shares, you pay the NAV next calculated *after* the Funds receive your order in proper form.
- When you sell shares, you receive the NAV next calculated *after* the Funds receive your order in proper form.
- The Trust reserves the right to reprocess purchase (including dividend re-investment), redemption and exchange transactions that were processed at an NAV other than a Fund's official closing NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing NAV.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open one or more Funds for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

Foreign securities may trade in their local markets on days a Fund is closed. As a result, the NAV of a Fund that holds foreign securities may be impacted on days when investors may not purchase or redeem Fund shares.

HOW TO SELL SHARES

How Can I Sell Institutional Shares Of The Funds?

You may arrange to take money out of your account by selling (redeeming) some or all of your shares. **Generally, each Fund will redeem its Institutional Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** You may request that redemption proceeds be sent to you by check or by wire (if the wire instructions are on record). Redemptions may be requested in writing or by telephone.

Instructions For Redemptions:	
By Writing:	■ Write a letter of instruction that includes: ■ Account name(s) and authorized signature(s) ■ Account number ■ The Fund name and Class of Shares ■ The dollar amount you want to sell ■ How and where to send the proceeds ■ Obtain a Medallion signature guarantee (see details below) ■ Mail your request to: Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you have elected the telephone redemption privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Certain institutions and intermediaries are authorized to accept redemption requests on behalf of the Funds as described under ''How Do I Purchase Shares Through A Financial Institution?''

When Do I Need A Medallion Signature Guarantee To Redeem Shares?

A signature guarantee may be required if:

- You would like the redemption proceeds sent to an address that is not your address of record; or
- You would like to change your current bank designations.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.

A signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee. Additional documentation may be required for executors, trustees or corporations or when deemed appropriate by the Transfer Agent.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

How Are Redemption Proceeds Paid?

By Wire: You may arrange for your redemption proceeds to be wired as federal funds to the domestic bank account designated in your Account Application. The following general policies govern wiring redemption proceeds:

- Redemption proceeds will normally be wired on the next business day in federal funds (for a total of one business day delay), but may be paid up to three business days following receipt of a properly executed wire transfer redemption request. Although redemption proceeds will normally be wired as described above, under certain circumstances, redemption requests or payments may be postponed or suspended as permitted pursuant to Section 22(e) of the Investment Company Act. Generally, under that section, redemption requests or payments may be postponed or suspended if (i) the New York Stock Exchange is closed for trading or trading is restricted; (ii) an emergency exists which makes the disposal of securities owned by a Fund or the fair determination of the value of the Fund’s net assets not reasonably practicable; or (iii) the SEC by order permits the suspension of the right of redemption. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.

- To change the bank designated on your Account Application, you must send written instructions signed by an authorized person designated on the account application to the Transfer Agent.
- Neither the Trust, Goldman Sachs nor any other institution assumes any responsibility for the performance of your bank or any intermediaries in the transfer process. If a problem with such performance arises, you should deal directly with your bank or any such intermediaries.

By Check: You may elect in writing to receive your redemption proceeds by check. Redemption proceeds paid by check will normally be mailed to the address of record within three business days of a properly executed redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Institutions (including banks, trust companies, brokers and investment advisers) are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, these institutions may set times by which they must receive redemption requests. These institutions may also require additional documentation from you.

The Trust reserves the right to:

- Redeem your shares if your account balance falls below the required Fund minimum as a result of a redemption. The Funds will not redeem your shares on this basis if the value of your account falls below the minimum account balance solely as a result of market conditions. The Fund will give you 60 days' prior written notice to allow you to purchase sufficient additional shares of the Fund in order to avoid such redemption.
- Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to a Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at the NAV on the day of reinvestment in additional Institutional Shares of the Fund

that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

You may exchange Institutional Shares of a Fund at NAV for Institutional Shares of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice to you.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ Your name(s) and signature(s) ■ Your account number ■ The Fund names and Class of Shares ■ The dollar amount to be exchanged ■ Mail the request to: Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund or the entire balance of the original Fund account should be exchanged. This requirement may be waived at the discretion of the Trust.
- Telephone exchanges normally will be made only to an identically registered account.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs may use reasonable procedures described under "What Do I Need To Know About Telephone Redemption Requests?" in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

What Types of Reports Will I Be Sent Regarding Investments In Institutional Shares?

You will receive an annual report containing audited financial statements and a semi-annual report. To eliminate unnecessary duplication, only one copy of such reports will be sent to shareholders with the same mailing address. If you would like a duplicate copy to be mailed to you, please contact Goldman Sachs Funds at 1-800-621-2550. You will also be provided with a printed confirmation for each transaction in your account and a monthly account statement. The Funds do not generally provide sub-accounting services.

RESTRICTIONS ON EXCESSIVE TRADING PRACTICES

Policies and Procedures on Excessive Trading Practices. In accordance with the policy adopted by the Board of Trustees, the Trust discourages frequent purchases and redemption of Fund Shares and does not permit market timing or other excessive trading practices. Purchases and exchanges should be made with a view to longer-term investment purposes only that are consistent with the investment policies and practices of the respective Funds. Excessive, short-term (market timing) trading practices may disrupt portfolio management strategies, increase brokerage and administrative costs, harm fund performance and result in dilution in the value of Fund shares held by long-term shareholders. The Trust and Goldman Sachs reserve the right to reject or restrict purchase or exchange requests from any investor. The Trust and Goldman Sachs will not be liable for any loss resulting from rejected purchase or exchange orders. To minimize harm to the Trust and its shareholders (or Goldman Sachs), the Trust (or Goldman Sachs) will exercise this right if, in the Trust's (or Goldman Sachs') judgment, an investor has a history of excessive trading or if an investor's trading, in the judgment of the Trust (or Goldman Sachs), has been or may be disruptive to a Fund. In making this judgment, trades executed in multiple accounts under common ownership or control may be considered together to the extent they can be identified. No waivers of the provisions of the policy established to detect and deter market timing and other excessive trading activity are permitted that would harm the Trust or its shareholders or would subordinate the interests of the Trust or its shareholders to those of Goldman Sachs or any affiliated person or associated person of Goldman Sachs.

To deter excessive shareholder trading, the International Equity Funds and certain Fixed Income Funds (which are offered in separate prospectuses) impose a redemption fee on redemptions made within 30 calendar days of purchase subject to certain exceptions. For more information about these Funds, obtain a prospectus

from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

Pursuant to the policy adopted by the Board of Trustees, Goldman Sachs has developed criteria that it uses to identify trading activity that may be excessive. Goldman Sachs reviews on a regular, periodic basis available information relating to the trading activity in the Funds in order to assess the likelihood that a Fund may be the target of excessive trading. As part of its excessive trading surveillance process, Goldman Sachs, on a periodic basis, examines transactions that exceed certain monetary thresholds or numerical limits within a period of time. If, in its judgment, Goldman Sachs detects excessive, short term trading, Goldman Sachs may reject or restrict a purchase or exchange request and may further seek to close an investor's account with a Fund. Goldman Sachs may modify its surveillance procedures and criteria from time to time without prior notice regarding the detection of excessive trading or to address specific circumstances. Goldman Sachs will apply the criteria in a manner that, in Goldman Sachs' judgment, will be uniform.

Fund shares may be held through omnibus arrangements maintained by intermediaries such as broker-dealers, investment advisers, transfer agents, administrators and insurance companies. In addition, Fund shares may be held in omnibus 401(k) plans, retirement plans and other group accounts. Omnibus accounts include multiple investors and such accounts typically provide the Funds with a net purchase or redemption request on any given day where the purchases and redemptions of Fund shares by the investors are netted against one another. The identity of individual investors whose purchase and redemption orders are aggregated are not known by the Funds. A number of these financial intermediaries may not have the capability or may not be willing to apply the Funds' market timing policies or any applicable redemption fee. While Goldman Sachs may monitor share turnover at the omnibus account level, a Fund's ability to monitor and detect market timing by shareholders or apply any applicable redemption fee in these omnibus accounts is limited. The netting effect makes it more difficult to identify, locate and eliminate market timing activities. In addition, those investors who engage in market timing and other excessive trading activities may employ a variety of techniques to avoid detection. There can be no assurance that the Funds and Goldman Sachs will be able to identify all those who trade excessively or employ a market timing strategy, and curtail their trading in every instance.

Taxation

As with any investment, you should consider how your investment in the Portfolios will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Portfolios.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Portfolio distributions and the sale of your Portfolio shares.

DISTRIBUTIONS

Each Portfolio contemplates declaring as dividends each year all or substantially all of its taxable income. Distributions you receive from the Portfolios are generally subject to federal income tax, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Portfolio shares or receive them in cash. For federal tax purposes, the Portfolios' income dividend distributions and short-term capital gains distributions are taxable to you as ordinary income. Any long-term capital gains distributions are taxable as long-term capital gains, no matter how long you have owned your Portfolio shares.

Under recent changes to the Internal Revenue Code (''the Code''), the maximum long-term capital gain tax rate applicable to individuals, estates, and trusts is reduced to 15%. A sunset provision provides that the 15% long-term capital gain rate and the taxation of dividends at the long-term capital gain rate will revert back to a prior version of these provisions in the Code for taxable years beginning after December 31, 2008. Also, Portfolio distributions to noncorporate shareholders attributable to dividends received by the Underlying Funds from U.S. and certain foreign corporations will generally be taxed at the long-term capital gain rate of 15%, as long as certain other requirements are met. For these lower rates to apply, the noncorporate shareholder must own their Portfolio shares for at least 61 days during the 121-day period beginning 60 days before the Portfolio's ex-dividend date. The amount of a Portfolio's distributions that would otherwise qualify for this favorable tax treatment may be reduced as a result of a high portfolio turnover rate.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. A percentage of the Portfolios' dividends paid to corporate shareholders may be eligible for the corporate dividends-received deduction. This percentage may, however, be reduced by a high portfolio turnover rate. The character and tax status of all distributions will be available to shareholders after the close of each calendar year.

The REIT investments of the underlying Real Estate Securities Fund often do not provide complete tax information to the Fund until after the calendar year-end. Consequently, because of the delay, it may be necessary for the Portfolios to request permission to extend the deadline for issuance of Forms 1099-DIV beyond January 31.

Each Portfolio may be subject to foreign withholding or other foreign taxes on income or gain from certain foreign securities. In general, the Portfolios may deduct these taxes in computing their taxable income.

If you buy shares of a Portfolio before it makes a distribution, the distribution will be taxable to you even though it may actually be a return of a portion of your investment. This is known as ‘‘buying a dividend.’’

SALES AND EXCHANGES

Your sale of Portfolio shares is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. For tax purposes, the exchange of your Portfolio shares for shares of a different Goldman Sachs Fund is the same as a sale. When you sell your shares, you will generally recognize a capital gain or loss in an amount equal to the difference between your adjusted tax basis in the shares and the amount received. Generally, this gain or loss will be long-term or short-term depending on whether your holding period for the shares exceeds twelve months, except that any loss realized on shares held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gain dividends that were received on the shares. Additionally, any loss realized on a sale, exchange or redemption of shares of a Portfolio may be disallowed under ‘‘wash sale’’ rules to the extent the shares disposed of are replaced with other shares of that Portfolio within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to a dividend reinvestment in shares of that Portfolio. If disallowed, the loss will be reflected in an adjustment to the basis of the shares acquired.

OTHER INFORMATION

When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Portfolio must withhold 28% of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Portfolio to do so.

Non-U.S. investors may be subject to U.S. withholding and estate tax. However, distributions of short-term capital gains and qualified interest income made by the Funds to non-U.S. investors after December 31, 2004 and before January 1, 2008 will generally not be subject to withholding.

Appendix A
Additional Information on the Underlying Funds

This Appendix provides further information on certain types of investments and techniques that may be used by the Underlying Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request, and in the prospectuses of the Underlying Funds.

The Underlying Equity Funds invest primarily in common stocks and other equity investments, including preferred stocks, interests in real estate investment trusts, convertible debt obligations, convertible preferred stocks, equity interests in trusts, partnerships, joint ventures, limited liability companies and similar enterprises, warrants, stock purchase rights and synthetic and derivative instruments that have economic characteristics similar to equity securities (''equity investments''). The Underlying Fixed-Income Funds invest primarily in fixed-income securities, including senior and subordinated corporate debt obligations (such as bonds, debentures, notes and commercial paper), convertible and non-convertible corporate debt obligations, loan participations and preferred stock. The Underlying Fixed Income Funds can also make substantial investments in futures contracts, swaps and other derivatives.

The Short-Duration Government Fund invests principally in U.S. Government Securities and related repurchase agreements, and does not invest foreign securities. The investments of the Financial Square Prime Obligations Fund are limited by SEC regulations applicable to money market funds as described in its prospectus, and do not include many of the types of investments discussed below that are permitted for the other Underlying Funds. With these exceptions, and the further exceptions noted below, the following description applies generally to the Underlying Funds.

A. General Risks of the Underlying Funds

The Underlying Equity Funds will be subject to the risks associated with common stocks and other equity investments. In general, the values of equity investments fluctuate in response to the activities of individual companies and in response to general market and economic conditions. Accordingly, the values of the equity investments that an Underlying Fund holds may decline over short or extended periods. The stock markets tend to be cyclical, with periods when stock prices

generally rise and periods when prices generally decline. In recent years, stock markets have experienced substantial price volatility.

The Underlying Fixed-Income Funds will be subject to the risks associated with fixed-income securities. These risks include interest rate risk, credit risk and call/extension risk. In general, interest rate risk involves the risk that when interest rates decline, the market value of fixed-income securities tends to increase (although many mortgage-related securities will have less potential than other debt securities for capital appreciation during periods of declining rates). Conversely, when interest rates increase, the market value of fixed-income securities tends to decline. Credit risk involves the risk that an issuer or guarantor could default on its obligations, and an Underlying Fund will not recover its investment. Call risk and extension risk are normally present in adjustable rate mortgage loans (''ARMs''), mortgage-backed securities and asset-backed securities. For example, homeowners have the option to prepay their mortgages. Therefore, the duration of a security backed by home mortgages can either shorten (call risk) or lengthen (extension risk). In general, if interest rates on new mortgage loans fall sufficiently below the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to increase. Conversely, if mortgage loan interest rates rise above the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to decrease. In either case, a change in the prepayment rate can result in losses to investors. The same would be true of asset-backed securities, such as securities backed by car loans.

The Financial Square Prime Obligations Fund attempts to maintain a stable NAV of $1.00 per share and values its assets using the amortized cost method in accordance with SEC regulations. There is no assurance, however, that the Financial Square Prime Obligations Fund will be successful in maintaining its per share value at $1.00 on a continuous basis. The per share NAVs of the other Underlying Funds are expected to fluctuate on a daily basis.

The portfolio turnover rates of the Underlying Funds have ranged from 30% to 549% during their most recent fiscal years. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by an Underlying Fund and its shareholders, and is also likely to result in higher short-term capital gains taxable to shareholders. The portfolio turnover rate is calculated by dividing the lesser of the dollar amount of sales or purchases of portfolio securities by the average monthly value of an Underlying Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less.

B. Other Risks of the Underlying Funds

Risks of Investing in Small Capitalization and Mid-Capitalization Companies. Certain Underlying Funds may, to the extent consistent with their investment policies, invest in small and mid-capitalization companies. Investments in small and mid-capitalization companies involve greater risk and portfolio price volatility than investments in larger capitalization stocks. Among the reasons for the greater price volatility of these investments are the less certain growth prospects of smaller firms and the lower degree of liquidity in the markets for such securities. Small and mid-capitalization companies may be thinly traded and may have to be sold at a discount from current market prices or in small lots over an extended period of time. In addition, these securities are subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities in particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic or market conditions, or adverse investor perceptions, whether or not accurate. Because of the lack of sufficient market liquidity, an Underlying Fund may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Small and mid-capitalization companies include ''unseasoned'' issuers that do not have an established financial history; often have limited product lines, markets or financial resources; may depend on or use a few key personnel for management; and may be susceptible to losses and risks of bankruptcy. Small and mid-capitalization companies may be operating at a loss or have significant variations in operating results; may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence; may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position; and may have substantial borrowings or may otherwise have a weak financial condition. In addition, these companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel. Transaction costs for these investments are often higher than those for larger capitalization companies. Investments in small and mid-capitalization companies may be more difficult to price precisely than other types of securities because of their characteristics and lower trading volumes.

Risks of Foreign Investments. Certain of the Underlying Funds may make foreign investments. Foreign investments involve special risks that are not typically associated with U.S. dollar denominated or quoted securities of U.S. issuers. Foreign investments may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and changes in exchange control regulations (*e.g.*, currency blockage). A decline in the exchange rate of the currency (*i.e.*, weakening of the currency against the U.S. dollar) in

which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce the value of the portfolio security. In addition, if the currency in which an Underlying Fund receives dividends, interest or other payments declines in value against the U.S. dollar before such income is distributed as dividends to shareholders or converted to U.S. dollars, the Underlying Fund may have to sell portfolio securities to obtain sufficient cash to pay such dividends.

Brokerage commissions, custodial services and other costs relating to investment in international securities markets generally are more expensive than in the United States. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. issuers. There may be less publicly available information about a foreign issuer than about a U.S. issuer. In addition, there is generally less government regulation of foreign markets, companies and securities dealers than in the United States, and the legal remedies for investors may be more limited than the remedies available in the United States. Foreign securities markets may have substantially less volume than U.S. securities markets and securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains distributions), limitations on the removal of funds or other assets from such countries, and risks of political or social instability or diplomatic developments which could adversely affect investments in those countries.

Concentration of an Underlying Fund's assets in one or a few countries and currencies will subject a Fund to greater risks than if an Underlying Fund's assets were not geographically concentrated.

Investment in sovereign debt obligations by a certain Underlying Fund involves risks not present in debt obligations of corporate issuers. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and an Underlying Fund may have limited recourse to compel payment in the event of a default. Periods of economic uncertainty may result in the volatility of market prices of sovereign debt, and in turn an Underlying Fund's NAV, to a greater extent than the volatility inherent in debt obligations of U.S. issuers.

A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward international lenders, and the political constraints to which a sovereign debtor may be subject.

Investments in foreign securities may take the form of sponsored and unsponsored American Depositary Receipts (''ADRs'') and Global Depositary Receipts (''GDRs''). Certain Underlying Funds may also invest in European Depositary Receipts (''EDRs'') or other similar instruments representing securities of foreign issuers. ADRs, GDRs and EDRs represent the right to receive securities of foreign issuers deposited in a bank or other depository. ADRs and certain GDRs are traded in the United States. GDRs may be traded in either the United States or in foreign markets. EDRs are traded primarily outside the United States. Prices of ADRs are quoted in U.S. dollars. EDRs and GDRs are not necessarily quoted in the same currency as the underlying security.

Risks of Euro. On January 1, 1999, the European Economic and Monetary Union (EMU) introduced a new single currency called the euro. The euro has replaced the national currencies of the following member countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. In addition, ten new countries, Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia and Slovenia became members of the EMU on May 1, 2004, but these countries will not adopt the euro as their new currency until they can show that their economies have converged with the economies of the euro zone.

The European Central Bank has control over each country's monetary policies. Therefore, the member countries no longer control their own monetary policies by directing independent interest rates for their currencies. The national governments of the participating countries, however, have retained the authority to set tax and spending policies and public debt levels.

The change to the euro as a single currency is relatively new and untested. The elimination of currency risk among EMU countries has affected the economic environment and behavior of investors, particularly in European markets, but the long-term impact of those changes on currency values or on the business or financial condition of European countries and issuers cannot be fully assessed at this time. In addition, the introduction of the euro presents other unique uncertainties, including the fluctuation of the euro relative to non-euro currencies; whether the interest rate, tax and labor regimes of European countries participating in the euro will converge over time; and whether the conversion of the currencies

of other countries that now are or may in the future become members of the European Union (''EU'') will have an impact on the euro. Also, it is possible that the euro could be abandoned in the future by countries that have already adopted its use. These or other events, including political and economic developments, could cause market disruptions, and could adversely affect the value of securities held by the Underlying Funds. Because of the number of countries using this single currency, a significant portion of the assets held by certain Underlying Funds may be denominated in the euro.

Risks of Emerging Countries. Certain Underlying Funds may invest in securities of issuers located in emerging countries. The risks of foreign investment are heightened when the issuer is located in an emerging country. Emerging countries are generally located in the Asia and Pacific regions, Eastern Europe, Latin, Central and South America, Africa and the Middle East. An Underlying Fund's purchase and sale of portfolio securities in certain emerging countries may be constrained by limitations relating to daily changes in the prices of listed securities, periodic trading or settlement volume and/or limitations on aggregate holdings of foreign investors. Such limitations may be computed based on the aggregate trading volume by or holdings of an Underlying Fund, the investment adviser, its affiliates and their respective clients and other service providers. An Underlying Fund may not be able to sell securities in circumstances where price, trading or settlement volume limitations have been reached.

Foreign investment in the securities markets of certain emerging countries is restricted or controlled to varying degrees which may limit investment in such countries or increase the administrative costs of such investments. For example, certain Asian countries require governmental approval prior to investments by foreign persons or limit investment by foreign persons to only a specified percentage of an issuer's outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the issuer available for purchase by nationals. In addition, certain countries may restrict or prohibit investment opportunities in issuers or industries deemed important to national interests. Such restrictions may affect the market price, liquidity and rights of securities that may be purchased by an Underlying Fund. The repatriation of both investment income and capital from certain emerging countries is subject to restrictions such as the need for governmental consents. In situations where a country restricts direct investment in securities (which may occur in certain Asian and other countries), an Underlying Fund may invest in such countries through other investment funds in such countries.

Many emerging countries have experienced currency devaluations and substantial (and, in some cases, extremely high) rates of inflation. Other emerging countries

have experienced economic recessions. These circumstances have had a negative effect on the economies and securities markets of such emerging countries. Economies in emerging countries generally are dependent heavily upon commodity prices and international trade and, accordingly, have been and may continue to be affected adversely by the economies of their trading partners, trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade.

Many emerging countries are subject to a substantial degree of economic, political and social instability. Governments of some emerging countries are authoritarian in nature or have been installed or removed as a result of military coups, while governments in other emerging countries have periodically used force to suppress civil dissent. Disparities of wealth, the pace and success of democratization, and ethnic, religious and racial disaffection, among other factors, have also led to social unrest, violence and/or labor unrest in some emerging countries. Unanticipated political or social developments may result in sudden and significant investment losses. Investing in emerging countries involves greater risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested. As an example, in the past some Eastern European governments have expropriated substantial amounts of private property, and many claims of the property owners have never been fully settled. There is no assurance that similar expropriations will not recur in Eastern European or other countries.

An Underlying Fund's investment in emerging countries may also be subject to withholding or other taxes, which may be significant and may reduce the return from an investment in such countries to the Underlying Fund.

Settlement procedures in emerging countries are frequently less developed and reliable than those in the United States and may involve an Underlying Fund's delivery of securities before receipt of payment for their sale. In addition, significant delays may occur in certain markets in registering the transfer of securities. Settlement or registration problems may make it more difficult for an Underlying Fund to value its portfolio securities and could cause the Underlying Fund to miss attractive investment opportunities, to have a portion of its assets uninvested or to incur losses due to the failure of a counterparty to pay for securities the Underlying Fund has delivered or the Underlying Fund's inability to complete its contractual obligations because of theft or other reasons.

The creditworthiness of the local securities firms used by an Underlying Fund in emerging countries may not be as sound as the creditworthiness of firms used in more developed countries. As a result, the Underlying Fund may be subject to a

greater risk of loss if a securities firm defaults in the performance of its responsibilities.

The small size and inexperience of the securities markets in certain emerging countries and the limited volume of trading in securities in those countries may make an Underlying Fund's investments in such countries less liquid and more volatile than investments in countries with more developed securities markets (such as the United States, Japan and most Western European countries). An Underlying Fund's investments in emerging countries are subject to the risk that the liquidity of a particular investment, or investments generally, in such countries will shrink or disappear suddenly and without warning as a result of adverse economic, market or political conditions, or adverse investor perceptions, whether or not accurate. Because of the lack of sufficient market liquidity, an Underlying Fund may incur losses because it will be required to effect sales at a disadvantageous time and then only at a substantial drop in price. Investments in emerging countries may be more difficult to price precisely because of the characteristics discussed above and lower trading volumes.

An Underlying Fund's use of foreign currency management techniques in emerging countries may be limited. The Underlying Funds' investment advisers anticipate that a significant portion of the Underlying Funds' currency exposure in emerging countries may not be covered by these techniques.

Risks of Derivative Investments. An Underlying Fund's transactions, if any, in options, futures, options on futures, swaps, options on swaps, interest rate caps, floors and collars, structured securities, inverse floating-rate securities, stripped mortgage-backed securities and foreign currency transactions involve additional risk of loss. Loss can result from a lack of correlation between changes in the value of derivative instruments and the portfolio assets (if any) being hedged, the potential illiquidity of the markets for derivative instruments, or the risks arising from margin requirements and related leverage factors associated with such transactions. The use of these management techniques also involves the risk of loss if the investment adviser is incorrect in its expectation of fluctuations in securities prices, interest rates or currency prices. Certain Underlying Funds may also invest in derivative investments for non-hedging purposes (that is, to seek to increase total return). Investing for non-hedging purposes is considered a speculative practice and presents even greater risk of loss.

Derivative Mortgage-Backed Securities (such as principal-only (''POs''), interest-only (''IOs'') or inverse floating rate securities) are particularly exposed to call and extension risks. Small changes in mortgage prepayments can significantly impact the cash flow and the market value of these securities. In general, the risk of faster than anticipated prepayments adversely affects IOs, super floaters and premium

priced mortgage-backed securities. The risk of slower than anticipated prepayments generally adversely affects POs, floating-rate securities subject to interest rate caps, support tranches and discount priced mortgage-backed securities. In addition, particular derivative securities may be leveraged such that their exposure (*i.e.*, price sensitivity) to interest rate and/or prepayment risk is magnified.

Some floating-rate derivative debt securities can present more complex types of derivative and interest rate risks. For example, range floaters are subject to the risk that the coupon will be reduced below market rates if a designated interest rate floats outside of a specified interest rate band or collar. Dual index or yield curve floaters are subject to lower prices in the event of an unfavorable change in the spread between two designated interest rates.

Risks of Investments in Central and South America. A significant portion of the Emerging Markets Debt Fund's portfolio may be invested in issuers located in Central and South American countries. The economies of Central and South American countries have experienced considerable difficulties in the past decade, including high inflation rates, high interest rates and currency devaluations. As a result, Central and South American securities markets have experienced great volatility. In addition, a number of Central and South American countries are among the largest emerging country debtors. There have been moratoria on, and reschedulings of, repayment with respect to these debts. Such events can restrict the flexibility of these debtor nations in the international markets and result in the imposition of onerous conditions on their economies. The political history of certain Central and South American countries has been characterized by political uncertainty, intervention by the military in civilian and economic spheres and political corruption. Such developments, if they were to recur, could reverse favorable trends toward market and economic reform, privatization and removal of trade barriers. Certain Central and South American countries have entered into regional trade agreements that would, among other things, reduce barriers between countries, increase competition among companies and reduce government subsidies in certain industries. No assurance can be given that these changes will result in the economic stability intended. There is a possibility that these trade arrangements will not be implemented, will be implemented but not completed or will be completed but then partially or completely unwound. Any of the foregoing risk factors could have an adverse impact on an Underlying Fund's investments in Central and South America.

Risks of Illiquid Securities. The Underlying Funds may invest up to 15% (10% in the case of the Financial Square Prime Obligations Fund) of their net assets in

illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain municipal leases and participation interests
- Certain stripped mortgage-backed securities
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain over-the-counter options
- Certain structured securities and all swap transactions
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (''144A Securities'').

Investing in 144A Securities may decrease the liquidity of an Underlying Fund's portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Credit/Default Risks. Debt securities purchased by the Underlying Funds may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instrumentalities and sponsored enterprises), foreign governments, domestic and foreign corporations, banks and other issuers. Some of these fixed-income securities are described in the next section below. Further information is provided in the Additional Statement.

Debt securities rated BBB– or higher by Standard & Poor's Ratings Group (''Standard & Poor's'') or Baa3 or higher by Moody's Investors Service, Inc. (''Moody's'') or having a comparable rating by another NRSRO are considered ''investment grade.'' Securities rated BBB– or Baa3 are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken their issuers' capacity to pay interest and repay principal. A security will be deemed to have met a rating requirement if it receives the minimum required rating from at least one such rating organization even though it has been rated below the minimum rating by one or more other rating organizations, or if unrated by such rating organizations, the security is determined by the investment adviser to be of comparable credit quality. A security satisfies the Fund's minimum rating requirement regardless of its relative ranking (for example, plus or minus) within a designated major rating category (for example, BBB or Baa). If a security satisfies an Underlying Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below such rating, the Underlying Fund will not be required to dispose of the security. If a downgrade occurs, the Underlying Fund's investment adviser will consider what action, including the sale of the security, is in the best interest of the Underlying Fund and its shareholders.

Certain Underlying Funds may invest in fixed-income securities rated BB or Ba or below (or comparable unrated securities) which are commonly referred to as ''junk bonds.'' Junk bonds are considered predominantly speculative and may be questionable as to principal and interest payments.

In some cases, junk bonds may be highly speculative, have poor prospects for reaching investment grade standing and be in default. As a result, investment in such bonds will present greater speculative risks than those associated with investment in investment grade bonds. Also, to the extent that the rating assigned to a security in an Underlying Fund's portfolio is downgraded by a rating organization, the market price and liquidity of such security may be adversely affected.

Risks of Initial Public Offerings. Certain Underlying Funds may invest in IPOs. An IPO is a company's first offering of stock to the public. IPO risk is the risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When an Underlying Fund's asset base is small, a significant portion of the Underlying Fund's performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Underlying Fund. As the Underlying Fund's assets grow, the effect of the Underlying Fund's investments in IPOs on the Underlying Fund's performance probably will decline, which could reduce the Underlying Fund's performance. Because of the price volatility of IPO shares, an Underlying Fund may choose to hold IPO shares for a very short period of time. This may increase the turnover of the Underlying Fund's portfolio and may lead to increased expenses to the Underlying Fund, such as commissions and transaction costs. By selling IPO shares, the Underlying Fund may realize taxable gains it will subsequently distribute to shareholders. In addition, the market for IPO shares can be speculative and/or inactive for extended periods of time. There is no assurance that an Underlying Fund will be able to obtain allocable portions of IPO shares. The limited number of shares available for trading in some IPOs may make it more difficult for an Underlying Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing prices. Investors in IPO shares can be affected by substantial dilution in the value of their shares, by sales of additional shares and by concentration of control in existing management and principal shareholders.

Non-Diversification and Concentration Risks. The Global Income Fund is registered as a ''non-diversified'' fund under the Investment Company Act and is, therefore, more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments. In addition, the Global Income Fund, and certain other Underlying Funds, may invest more than 25% of their total assets in the securities of corporate and governmental issuers located in a particular foreign country or region. Concentration of the investments of these or other Underlying Funds in issuers located in a particular country or region will subject the Underlying Fund, to a greater extent than if investments were less concentrated, to losses arising from adverse developments affecting those issuers or countries.

Temporary Investment Risks. The Underlying Funds may invest a substantial portion, and in some cases all, of their total assets, in cash equivalents for temporary periods. When an Underlying Fund's assets are invested in such instruments, the Underlying Fund may not be achieving its investment objective.

C. Investment Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Underlying Funds, including their associated risks.

An Underlying Fund may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Underlying Fund's investment objective and policies. Further information is provided in the Additional Statement, which is available upon request.

U.S. Government Securities. Each Underlying Fund may invest in U.S. Government Securities. U.S. Government Securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. Government Securities may be supported by (a) the full faith and credit of the U.S. Treasury; (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer. U.S. Government Securities also include Treasury receipts, zero coupon bonds and other stripped U.S. Government Securities, where the interest and principal components of stripped U.S. Government Securities are traded independently.

Custodial Receipts and Trust Certificates. Each Underlying Fund may invest in custodial receipts and trust certificates representing interests in securities held by a custodian or trustee. The securities so held may include U.S. Government Securities, Municipal Securities or other types of securities in which an Underlying Fund may invest. The custodial receipts or trust certificates may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. government or other issuer of the securities held by the custodian or trustee. If for tax purposes an Underlying Fund is not considered to be the owner of the underlying securities held in the custodial or trust account, the Underlying Fund may suffer adverse tax consequences. As a holder of custodial receipts and trust certificates, an Underlying Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. Each Underlying Fund may also invest in separately issued interests in custodial receipts and trust certificates.

Mortgage-Backed Securities. The Underlying Funds (other than CORE Large Cap Growth, CORE Large Cap Value, CORE Small Cap Equity and CORE International Equity Funds (the ''CORE Equity Funds'')) may invest in securities that represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property (''Mortgage-Backed Securities''). Mortgage-Backed Securities can be backed by either fixed rate mortgage loans or adjustable rate mortgage loans, and may be issued by either a governmental or non-governmental entity. Privately issued Mortgage-Backed Securities are normally structured with one or more types of ''credit enhancement.'' However, these Mortgage-Backed Securities typically do not have the same credit standing as U.S. government guaranteed Mortgage-Backed Securities.

Mortgage-Backed Securities may include multiple class securities, including collateralized mortgage obligations (''CMOs''), and Real Estate Mortgage Investment Conduit (''REMIC'') pass-through or participation certificates. A REMIC is a CMO that qualifies for special tax treatment and invests in certain mortgages principally secured by interests in real property and other permitted investments. CMOs provide an investor with a specified interest in the cash flow from a pool of underlying mortgages or of other Mortgage-Backed Securities. CMOs are issued in multiple classes each with a specified fixed or floating interest rate, and a final scheduled distribution rate. In many cases, payments of principal are applied to the

CMO classes in the order of their respective stated maturities, so that no principal payments will be made on a CMO class until all other classes having an earlier stated maturity date are paid in full.

Sometimes, however, CMO classes are ''parallel pay,'' *i.e.*, payments of principal are made to two or more classes concurrently. In some cases, CMOs may have the characteristics of a stripped mortgage-backed security whose price can be highly volatile. CMOs may exhibit more or less price volatility and interest rate risk than other types of Mortgage-Backed Securities, and under certain interest rate and payment scenarios, the Underlying Fund may fail to recoup fully its investment in certain of these securities regardless of their credit quality.

Mortgage-Backed Securities also include stripped Mortgage-Backed Securities (''SMBS''), which are derivative multiple class Mortgage-Backed Securities. SMBS are usually structured with two different classes: one that receives substantially all of the interest payments and the other that receives substantially all of the principal payments from a pool of mortgage loans. The market value of SMBS consisting entirely of principal payments generally is unusually volatile in response to changes in interest rates. The yields on SMBS that receive all or most of the interest from mortgage loans are generally higher than prevailing market yields on other Mortgage-Backed Securities because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be fully recouped.

Asset-Backed Securities. The Underlying Funds (other than the CORE Equity Funds) may invest in asset-backed securities. Asset-backed securities are securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, installment contracts and personal property. Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, an Underlying Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. Asset-backed securities present credit risks that are not presented by Mortgage-Backed Securities. This is because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable in quality to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, the Underlying Fund will be unable to possess and sell the underlying collateral and that the Underlying Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, an Underlying Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Municipal Securities. Certain Underlying Funds may invest in securities and instruments issued by state and local governmental issuers. Municipal securities in which an Underlying Fund may invest consist of bonds, notes, commercial paper and other instruments (including participation interests in such securities) issued by or on behalf of states, territories and possessions of the United States (including the District of Columbia) and their political subdivisions, agencies or instrumentalities. Municipal securities include both ‘‘general’’ and ‘‘revenue’’ bonds and may be issued to obtain funds for various public purposes. General obligations are secured by the issuer’s pledge of its full faith, credit and taxing power. Revenue obligations are payable only from the revenues derived from a particular facility or class of facilities. Such securities may pay fixed, variable or floating rates of interest. Municipal securities are often issued to obtain funds for various public purposes, including the construction of a wide range of public facilities such as bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Municipal securities in which the Underlying Funds may invest include private activity bonds, pre-refunded municipal securities and auction rate securities.

The obligations of the issuer to pay the principal of and interest on a municipal security are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Act, and laws, if any, that may be enacted by Congress or state legislatures extending the time for payment of principal or interest or imposing other constraints upon the enforcement of such obligations. There is also the possibility that, as a result of litigation or other conditions, the power or ability of the issuer to pay when due the principal of or interest on a municipal security may be materially affected.

In addition, municipal securities include municipal leases, certificates of participation and ‘‘moral obligation’’ bonds. A municipal lease is an obligation issued by a state or local government to acquire equipment or facilities. Certificates of participation represent interests in municipal leases or other instruments, such as installment purchase agreements. Moral obligation bonds are supported by a moral commitment, but not a legal obligation, of a state or local government. Municipal leases, certificates of participation and moral obligation bonds frequently involve special risks not normally associated with general obligation or revenue bonds. In particular, these instruments permit governmental issuers to acquire property and equipment without meeting constitutional and statutory requirements for the issuance of debt. If, however, the governmental issuer does not periodically appropriate money to enable it to meet its payment obligations under these instruments, it cannot be legally compelled to do so. If a default occurs, it is likely that an Underlying Fund would be unable to obtain another acceptable source of payment. Some municipal leases, certificates of participation and moral obligation bonds may be illiquid.

Municipal securities may also be in the form of a tender option bond, which is a municipal security (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term, tax-exempt rates. The bond is typically issued with the agreement of a third party, such as a bank, broker-dealer or other financial institution, which grants the security holders the option, at periodic intervals, to tender their securities to the institution. After payment of a fee to the financial institution that provides this option, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. An institution may not be obligated to accept tendered bonds in the event of certain defaults or a significant downgrading in the credit rating assigned to the issuer of the bond. The tender option will be taken into account in determining the maturity of the tender option bonds and an Underlying Fund's duration. There is risk that an Underlying Fund will not be considered the owner of a tender option bond for federal income tax purposes, and thus will not be entitled to treat such interest as exempt from federal income tax. Certain tender option bonds may be illiquid.

Municipal securities may be backed by letters of credit or other forms of credit enhancement issued by domestic or foreign banks or by other financial institutions. The credit quality of these banks and financial institutions could, therefore, cause a loss to an Underlying Fund that invests in municipal securities. Letters of credit and other obligations of foreign banks and financial institutions may involve risks in addition to those of domestic obligations because of less publicly available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities, and are generally not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks.

Brady Bonds and Similar Instruments. Certain Underlying Funds may invest in debt obligations commonly referred to as ''Brady Bonds.'' Brady Bonds are created through the exchange of existing commercial bank loans to foreign borrowers for new obligations in connection with debt restructurings under a plan introduced by former U.S. Secretary of the Treasury, Nicholas F. Brady (the ''Brady Plan'').

Brady Bonds involve various risk factors including the history of defaults with respect to commercial bank loans by public and private entities of countries issuing

Brady Bonds. There can be no assurance that Brady Bonds in which the Underlying Funds may invest will not be subject to restructuring arrangements or to requests for new credit, which may cause an Underlying Fund to suffer a loss of interest or principal on its holdings.

In addition, an Underlying Fund may invest in other interests issued by entities organized and operated for the purpose of restructuring the investment characteristics of instruments issued by emerging country issuers. These types of restructuring involve the deposit with or purchase by an entity of specific instruments and the issuance by that entity of one or more classes of securities backed by, or representing interests in, the underlying instruments. Certain issuers of such structured securities may be deemed to be ''investment companies'' as defined in the Investment Company Act. As a result, an Underlying Fund's investment in such securities may be limited by certain investment restrictions contained in the Investment Company Act.

Corporate Debt Obligations; Bank Obligations; Trust Preferred Securities; Convertible Securities. Certain Underlying Funds may invest in corporate debt obligations, trust preferred securities and convertible securities. Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of U.S. or foreign corporations to pay interest and repay principal. In addition, certain Underlying Funds may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by governmental regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry. A trust preferred security is a long dated bond (for example, 30 years) with preferred features. The preferred features are that payment of interest can be deferred for a specified period without initiating a default event. The securities are generally senior in claim to standard preferred stock but junior to other bondholders. Certain Underlying Funds may also invest in other short-term obligations issued or guaranteed by U.S. corporations, non-U.S. corporations or other entities.

Convertible securities are preferred stock or debt obligations that are convertible into common stock. Convertible securities generally offer lower interest or dividend yields than nonconvertible securities of similar quality. Convertible securities in which an Underlying Fund invests are subject to the same rating criteria as its other investments in fixed-income securities. Convertible securities have both equity and fixed-income risk characteristics. Like all fixed-income securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in interest rates. Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security, like a fixed-income security, tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock.

Zero Coupon, Deferred Interest, Pay-In-Kind and Capital Appreciation Bonds. Certain Underlying Funds may invest in zero coupon, deferred interest, pay-in-kind and capital appreciation bonds. These bonds are issued at a discount from their face value because interest payments are typically postponed until maturity. Pay-in-kind securities are securities that have interest payable by the delivery of additional securities. The market prices of these securities generally are more volatile than the market prices of interest-bearing securities and are likely to respond to a greater degree to changes in interest rates than interest-bearing securities having similar maturities and credit quality.

Rating Criteria. Except as noted below, the Underlying Equity Funds (other than the CORE Equity Funds, which may only invest in debt instruments that are cash equivalents) may invest in debt securities rated at least investment grade at the time of investment. Investment grade debt securities are securities rated BBB– or higher by Standard & Poor's or Baa3 or higher by Moody's. The Emerging Markets Equity Fund may invest up to 20% of its net assets plus any borrowings for investment purposes (measured at time of purchase) and the Real Estate Securities Fund may invest up to 20% of its total assets not including securities lending collateral (measured at time of purchase) in debt securities which are rated in the lowest rating categories by Standard & Poor's or Moody's (i.e., BB or lower by Standard & Poor's or Ba or lower by Moody's), including securities rated D by Moody's or Standard & Poor's. Fixed-income securities rated BB or Ba or below (or comparable unrated securities) are commonly referred to as ''junk bonds,'' are considered predominately speculative and may be questionable as to principal and interest payments as described above.

Structured Securities and Inverse Floaters. Certain Underlying Funds may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the ''Reference'') or the relative change in two or more References. The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may present a greater degree of market risk than many types of securities, and may be more volatile, less liquid and more difficult to price accurately than less complex securities.

Structured securities include, but are not limited to, inverse floating rate debt securities (''inverse floaters''). The interest rate on inverse floaters resets in the opposite direction from the market rate of interest to which the inverse floater is indexed. An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher the degree of leverage of an inverse floater, the greater the volatility of its market value.

Floating and Variable Rate Obligations. Certain Underlying Funds may purchase floating and variable rate obligations. The value of these obligations is generally more stable than that of a fixed rate obligation in response to changes in interest rate levels. The issuers or financial intermediaries providing demand features may support their ability to purchase the obligations by obtaining credit with liquidity supports. These may include lines of credit, which are conditional commitments to lend, and letters of credit, which will ordinarily be irrevocable both of which may be issued by domestic banks or foreign banks. An Underlying Fund may purchase variable or floating rate obligations from the issuers or may purchase certificates of participation, a type of floating or variable rate obligation, which are interests in a pool of debt obligations held by a bank or other financial institution.

Foreign Currency Transactions. Certain Underlying Funds may, to the extent consistent with their investment policies, purchase or sell foreign currencies on a cash basis or through forward contracts. A forward contract involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract. Certain Underlying Funds may engage in foreign currency transactions for hedging purposes and to seek to protect against anticipated changes in future foreign currency exchange rates. In addition, certain Underlying Funds may enter into foreign currency transactions to seek a closer correlation between the

Underlying Fund's overall currency exposures and the currency exposures of the Underlying Fund's performance benchmark. Certain Underlying Funds may also enter into such transactions to seek to increase total return, which is considered a speculative practice.

Certain Underlying Funds may also engage in cross-hedging by using forward contracts in a currency different from that in which the hedged security is denominated or quoted. An Underlying Fund may hold foreign currency received in connection with investments in foreign securities when, in the judgment of the investment adviser, it would be beneficial to convert such currency into U.S. dollars at a later date (e.g., the investment adviser may anticipate the foreign currency to appreciate against the U.S. dollar).

Currency exchange rates may fluctuate significantly over short periods of time, causing, along with other factors, an Underlying Fund's NAV to fluctuate. Currency exchange rates also can be affected unpredictably by the intervention of U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad.

The market in forward foreign currency exchange contracts, currency swaps and other privately negotiated currency instruments offers less protection against defaults by the other party to such instruments than is available for currency instruments traded on an exchange. Such contracts are subject to the risk that the counterparty to the contract will default on its obligations. Since these contracts are not guaranteed by an exchange or clearinghouse, a default on a contract would deprive an Underlying Fund of unrealized profits, transaction costs, or the benefits of a currency hedge, or could force the Underlying Fund to cover its purchase or sale commitments, if any, at the current market price.

Options on Securities, Securities Indices and Foreign Currencies. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period. A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period. Each Underlying Fund may write (sell) covered call and put options and purchase put and call options on any securities in which the Underlying Fund may invest or on any securities index consisting of securities in which it may invest. Certain Underlying Funds may also, to the extent consistent with their investment policies, purchase and sell (write) put and call options on foreign currencies.

The writing and purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which is considered a speculative activity). The successful use of options depends in part on the ability of an investment adviser to manage future price fluctuations and the degree of correlation between the options and securities (or currency) markets. If an investment adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are written and purchased and the instruments in an Underlying Fund's investment portfolio, the Underlying Fund may incur losses that it would not otherwise incur. The use of options can also increase an Underlying Fund's transaction costs. Options written or purchased by the Underlying Funds may be traded on either U.S. or foreign exchanges or over-the-counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Yield Curve Options. Certain Underlying Funds may enter into options on the yield ''spread'' or differential between two securities. Such transactions are referred to as ''yield curve'' options. In contrast to other types of options, a yield curve option is based on the difference between the yields of designated securities rather than the prices of the individual securities, and is settled through cash payments. Accordingly, a yield curve option is profitable to the holder if this differential widens (in the case of a call) or narrows (in the case of a put), regardless of whether the yields of the underlying securities increase or decrease.

The trading of yield curve options is subject to all of the risks associated with the trading of other types of options. In addition, however, such options present a risk of loss even if the yield of one of the underlying securities remains constant, or if the spread moves in a direction or to an extent which was not anticipated.

Futures Contracts and Options on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on particular securities, foreign currencies, securities indices and other financial instruments and indices. Certain Underlying Funds may engage in futures transactions on U.S. and (in the case of certain Underlying Funds) foreign exchanges.

Certain Underlying Funds may purchase and sell futures contracts, and purchase and write call and put options on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates, securities prices or to the extent an Underlying Fund invests in foreign securities, currency exchange rates, or to otherwise manage its term structure, sector selection and duration in accordance with its investment objective and policies. An Underlying Fund may also enter into closing purchase and sale transactions with respect to such contracts and options. The Trust, on behalf of each Underlying Fund, has claimed an exclusion from the definition of the term ''commodity pool operator'' under the Commodity Exchange Act and, therefore, is not subject to registration or regulation as a pool operator under that Act with respect to the Underlying Funds.

Futures contracts and related options present the following risks:

- While an Underlying Fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in a poorer overall performance than if the Underlying Fund had not entered into any futures contracts or options transactions.
- Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and an Underlying Fund may be exposed to additional risk of loss.
- The loss incurred by an Underlying Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.
- Futures markets are highly volatile and the use of futures may increase the volatility of an Underlying Fund's NAV.
- As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to an Underlying Fund.
- Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.
- Foreign exchanges may not provide the same protection as U.S. exchanges.

Preferred Stock, Warrants and Rights. Certain Underlying Funds may invest in preferred stock, warrants and rights. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer's earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.

Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Loan Participations. Certain Underlying Funds may invest in loan participations. A loan participation is an interest in a loan to a U.S. or foreign company or other borrower which is administered and sold by a financial intermediary. Loan participation interests may take the form of a direct or co-lending relationship with the corporate borrower, an assignment of an interest in the loan by a co-lender or another participant, or a participation in the seller's share of the loan. When an Underlying Fund acts as co-lender in connection with a participation interest or when it acquires certain participation interests, the Underlying Fund will have direct recourse against the borrower if the borrower fails to pay scheduled principal and interest. In cases where the Underlying Fund lacks direct recourse, it will look to an agent for the lenders (the ''agent lender'') to enforce appropriate credit remedies against the borrower. In these cases, the Underlying Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Underlying Fund had purchased a direct obligation (such as commercial paper) of such borrower. Moreover, under the terms of the loan participation, the Underlying Fund may be regarded as a creditor of the agent lender (rather than of the underlying corporate borrower), so that the Underlying Fund may also be subject to the risk that the agent lender may become insolvent.

REITs. The Real Estate Securities Fund expects to invest a substantial portion of its total assets in REITs, which are pooled investment vehicles that invest primarily in either real estate or real estate related loans. In addition, other Underlying Equity Funds may invest in REITs from time to time. The value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. REITs are dependent upon the ability of the REITs' managers, and are subject to heavy cash flow dependency, default by borrowers and the qualification of the REITs under applicable regulatory requirements for favorable federal income tax treatment. REITs are also subject to risks generally associated with investments in real estate including possible declines in the value of real estate, general and local economic conditions, environmental problems and changes in interest rates. To the extent that assets underlying a REIT are concentrated geographically, by property type or in certain other respects, these risks may be heightened. Each Underlying Fund will indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests.

Other Investment Companies. Certain Underlying Funds may invest in securities of other investment companies (including exchange-traded funds such as SPDRs and iShares^{SM}, as defined below) subject to statutory limitations prescribed by the Investment Company Act. These limitations include a prohibition on any Underlying Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of an

Underlying Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. An Underlying Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Although the Underlying Funds do not expect to do so in the foreseeable future, each Underlying Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Underlying Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which an Underlying Fund may invest include money market funds for which the Investment Adviser or any of its affiliates serve as investment adviser, administrator or distributor.

Exchange-traded funds such as SPDRs and iShares^SM are shares of unaffiliated investment companies which are traded like traditional equity securities on a national securities exchange or the NASDAQ® National Market System.

- ***Standard and Poor's Depositary Receipts^TM.*** The Underlying Equity Funds may, consistent with their investment policies, purchase Standard & Poor's Depositary Receipts^TM (''SPDRs''). SPDRs are securities traded on the American Stock Exchange (the ''AMEX'') that represent ownership in the SPDR Trust, a trust which has been established to accumulate and hold a portfolio of common stocks that is intended to track the price performance and dividend yield of the S&P 500®. The SPDR Trust is sponsored by a subsidiary of the AMEX. SPDRs may be used for several reasons, including, but not limited to, facilitating the handling of cash flows or trading, or reducing transaction costs. The price movement of SPDRs may not perfectly parallel the price action of the S&P 500.
- ***iShares^SM.*** iShares are shares of an investment company that invests substantially all of its assets in securities included in specified indices, including the MSCI indices for various countries and regions. iShares are listed on the AMEX and were initially offered to the public in 1996. The market prices of iShares are expected to fluctuate in accordance with both changes in the NAVs of their underlying indices and supply and demand of iShares on the AMEX. However, iShares have a limited operating history and information is lacking regarding the actual performance and trading liquidity of iShares for extended periods or over complete market cycles. In addition, there is no assurance that the requirements of the AMEX necessary to maintain the listing of iShares will continue to be met or will remain unchanged. In the event substantial market or other disruptions affecting iShares occur in the future, the liquidity and value of an Underlying Equity Fund's shares could also be substantially and adversely

affected. If such disruptions were to occur, an Underlying Equity Fund could be required to reconsider the use of iShares as part of its investment strategy.

Unseasoned Companies. Certain Underlying Funds may invest in companies which (together with their predecessors) have operated less than three years. The securities of such companies may have limited liquidity, which can result in their being priced higher or lower than might otherwise be the case. In addition, investments in unseasoned companies are more speculative and entail greater risk than do investments in companies with an established operating record.

Non-Investment Grade Fixed-Income Securities. Non-investment grade fixed-income securities and unrated securities of comparable credit quality (commonly known as ''junk bonds'') are considered predominantly speculative by traditional investment standards. In some cases, these obligations may be highly speculative and have poor prospects for reaching investment grade standing. Non-investment grade fixed-income securities are subject to the increased risk of an issuer's inability to meet principal and interest obligations. These securities, also referred to as high yield securities, may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less secondary market liquidity.

Non-investment grade fixed-income securities are generally unsecured and are often subordinated to the rights of other creditors of the issuers of such securities. Investment by an Underlying Fund in defaulted securities poses additional risk of loss should nonpayment of principal and interest continue in respect of such securities. Even if such securities are held to maturity, recovery by an Underlying Fund of its initial investment and any anticipated income or appreciation is uncertain.

Equity Swaps. Each Underlying Equity Fund may invest up to 15% of its net assets in equity swaps. Equity swaps allow the parties to a swap agreement to exchange dividend income or other components of return on an equity investment (for example, a group of equity securities or an index) for a component of return on another non-equity or equity investment.

An equity swap may be used by an Underlying Fund to invest in a market without owning or taking physical custody of securities in circumstances in which direct investment may be restricted for legal reasons or is otherwise deemed impractical or disadvantageous. Equity swaps are derivatives and their value can be very volatile. To the extent that an investment adviser does not accurately analyze and predict the potential relative fluctuation of the components swapped with another party, an Underlying Fund may suffer a loss, which may be substantial. The value of some components of an equity swap (such as the dividends on a common stock) may also be sensitive to changes in interest rates. Furthermore, an Underlying Fund may suffer a loss if the counterparty defaults. Because equity swaps are normally illiquid, an Underlying Fund may be unable to terminate its obligations when desired.

When-Issued Securities and Forward Commitments. Each Underlying Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Underlying Fund at the time of entering into the transaction. A forward commitment involves the entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although an Underlying Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, an Underlying Fund may dispose of when-issued securities or forward commitments prior to settlement if its investment adviser deems it appropriate.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. Certain Underlying Funds may enter into repurchase agreements with securities dealers and banks which furnish collateral at least equal in value or market price to the amount of their repurchase obligation. Some Underlying Funds may also enter into repurchase agreements involving certain foreign government securities.

If the other party or ''seller'' defaults, an Underlying Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Underlying Fund are less than the repurchase price and the Underlying Fund's costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, an Underlying Fund could suffer additional losses if a court determines that the Fund's interest in the collateral is not enforceable.

Certain Underlying Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Lending of Portfolio Securities. Each Underlying Fund may engage in securities lending. Securities lending involves the lending of securities owned by an Underlying Fund to financial institutions such as certain broker-dealers, including, as permitted by the SEC, Goldman Sachs. The borrowers are required to secure their loans continuously with cash, cash equivalents, U.S. Government Securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested by an Underlying Fund in short-term investments, including unregistered investment pools managed by the Investment Adviser or its affiliates. To the extent that cash collateral is so invested, such collateral will be subject to market depreciation or appreciation, and an Underlying Fund will be responsible for any loss that might result from its investment of the borrowers' collateral. If an investment adviser determines to make securities loans, the value of the securities loaned may not exceed 33⅓% of the value of the total assets of an Underlying Fund (including the loan collateral). Loan collateral (including any investment of the collateral) is not subject to the percentage limitations described elsewhere in this Prospectus regarding investments in fixed-income securities and cash equivalents.

An Underlying Fund may lend its securities to increase its income. An Underlying Fund may, however, experience delay in the recovery of its securities or incur a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Underlying Fund or becomes insolvent.

Short Sales Against-the-Box. Certain Underlying Funds may make short sales against-the-box. A short sale against-the-box means that at all times when a short position is open the Underlying Fund will own an equal amount of securities sold short, or securities convertible into or exchangeable for, without the payment of any further consideration, an equal amount of the securities of the same issuer as the securities sold short.

Mortgage Dollar Rolls. Certain Underlying Funds may enter into ''mortgage dollar rolls.'' In mortgage dollar rolls, an Underlying Fund sells securities for delivery in the current month and simultaneously contracts with the same counterparty to repurchase substantially similar (same type, coupon and maturity) but not identical securities on a specified future date. During the roll period, the Underlying Fund loses the right to receive principal and interest paid on the securities sold. However, the Underlying Fund benefits to the extent of any difference between (a) the price received for the securities sold and (b) the lower forward price for the future purchase and/or fee income plus the interest earned on the cash proceeds of the securities sold. Unless the benefits of a mortgage dollar roll exceed the income, capital appreciation and gain or loss due to mortgage prepayments that would have been realized on the securities sold as part of the roll, the use of this technique will diminish the Underlying Fund's performance.

Successful use of mortgage dollar rolls depends upon an investment adviser's ability to predict correctly interest rates and mortgage prepayments. If the investment adviser is incorrect in its prediction, an Underlying Fund may experience a loss. The Underlying Funds do not currently intend to enter into mortgage dollar rolls for financing and do not treat them as borrowings.

Borrowings and Reverse Repurchase Agreements. Each Underlying Fund can borrow money from banks and other financial institutions, and certain Underlying Funds may enter into reverse repurchase agreements in amounts not exceeding one-third of its total assets. An Underlying Fund may not make additional investments if borrowings exceed 5% of its total assets. Reverse repurchase agreements involve the sale of securities held by an Underlying Fund subject to the Underlying Fund's agreement to repurchase them at a mutually agreed upon date and price (including interest). These transactions may be entered into as a temporary measure for emergency purposes or to meet redemption requests. Reverse repurchase agreements may also be entered into when the investment adviser expects that the interest income to be earned from the investment of the transaction proceeds will be greater than the related interest expense. Borrowings and reverse repurchase agreements involve leveraging. If the securities held by an Underlying Fund decline in value while these transactions are outstanding, the NAV of the Underlying Fund's outstanding shares will decline in value by proportionately more than the decline in value of the securities. In addition, reverse repurchase agreements involve the risk that the investment return earned by an Underlying Fund (from the investment of the proceeds) will be less than the interest expense of the transaction, that the market value of the securities sold by an Underlying Fund will decline below the price the Underlying Fund is obligated to pay to repurchase the securities, and that the securities may not be returned to the Underlying Fund.

Interest Rate Swaps, Mortgage Swaps, Credit Swaps, Currency Swaps, Total Return Swaps, Options on Swaps and Interest Rate Caps, Floors and Collars. To the extent consistent with their investment policies, certain Underlying Funds may enter into interest rate swaps, mortgage swaps, credit swaps, currency swaps, total return swaps, options on swaps and interest rate caps, floors and collars. Interest rate swaps involve the exchange by an Underlying Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments. Mortgage swaps are similar to interest rate swaps in that they represent commitments to pay and receive interest. The notional principal amount, however, is tied to a reference pool or pools of mortgages. Credit swaps involve the receipt of floating or fixed rate payments in exchange for assuming potential credit losses on an underlying security. Credit swaps give one party to a transaction the right to dispose of or acquire an asset (or group of assets), or the right to receive a payment from the other party, upon the occurrence of specified credit events. Currency swaps involve the exchange of the parties' respective rights to make or receive payments in specified currencies. Total return swaps give an Underlying Fund the right to receive the appreciation in the value of a specified security, index or other instrument in return for a fee paid to the counterparty, which will typically be an agreed upon interest rate. If the underlying asset in a total return swap declines in value over the term of the swap, the Underlying Fund may also be required to pay the dollar value of that decline to the counterparty. The Underlying Funds may also purchase and write (sell) options contracts on swaps, commonly referred to as swaptions. A swaption is an option to enter into a swap agreement. Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms. The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed-upon terms. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payment of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling the interest rate floor. An interest rate collar is the combination of a cap and a floor that preserves a certain return within a predetermined range of interest rates.

Certain Underlying Funds may enter into swap transactions for hedging purposes or to seek to increase total return. The use of interest rate, mortgage, credit, currency and total return swaps, options on swaps, and interest rate caps, floors and collars, is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If an investment adviser is incorrect in its forecasts of market values, interest rates and currency exchange rates, the investment performance of an Underlying Fund would be less favorable than it would have been if these investment techniques were not used.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Portfolio's financial performance for the past five years. Certain information reflects financial results for a single Portfolio share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Portfolio (assuming reinvestment of all dividends and distributions). The information for the years ended December 31, 2003 and 2004 has been audited by Ernst & Young LLP, whose report, along with the Portfolios' financial statements, is included in the Portfolios' annual report (available upon request). The information for the years ended December 31, 2000, 2001 and 2002 was audited by the Portfolios' former independent auditors.

BALANCED STRATEGY PORTFOLIO

	Balanced Strategy Portfolio—Institutional Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 10.00	$ 8.83	$ 9.43	$10.16	$10.99
Income (loss) from investment operations					
Net investment income[b]	0.28	0.26	0.29	0.36	0.53
Net realized and unrealized gain (loss)	0.77	1.18	(0.60)	(0.60)	(0.55)
Total from investment operations	1.05	1.44	(0.31)	(0.24)	(0.02)
Distributions to shareholders					
From net investment income	(0.27)	(0.27)	(0.29)	(0.35)	(0.54)
In excess of net investment income	—	—	—	—	(0.01)
From net realized gains	—	—	—	(0.14)	(0.26)
Total distributions	(0.27)	(0.27)	(0.29)	(0.49)	(0.81)
Net asset value, end of year	$ 10.78	$ 10.00	$ 8.83	$ 9.43	$10.16
Total return[a]	10.60%	16.57%	(3.35)%	(2.21)%	(0.25)%
Net assets at end of year (in 000s)	$47,030	$30,676	$28,778	$9,278	$1,924
Ratio of net expenses to average net assets[c]	0.18%	0.20%	0.20%	0.19%	0.19%
Ratio of net investment income to average net assets	2.75%	2.84%	3.19%	3.74%	4.94%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets[c]	0.59%	0.63%	0.70%	0.65%	0.69%
Ratio of net investment income to average net assets	2.34%	2.41%	2.69%	3.28%	4.44%
Portfolio turnover rate	52%	41%	40%	51%	23%

See page 87 for all footnotes.

GROWTH AND INCOME STRATEGY PORTFOLIO

	Growth and Income Strategy Portfolio—Institutional Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 10.19	$ 8.40	$ 9.39	$ 10.66	$ 11.71
Income (loss) from investment operations					
Net investment income[b]	0.26	0.27	0.21	0.25	0.44
Net realized and unrealized gain (loss)	1.29	1.81	(0.96)	(0.99)	(0.91)
Total from investment operations	1.55	2.08	(0.75)	(0.74)	(0.47)
Distributions to shareholders					
From net investment income	(0.25)	(0.29)	(0.24)	(0.26)	(0.45)
In excess of net investment income	—	—	—	—	(0.06)
From net realized gains	—	—	—	(0.27)	(0.07)
Total distributions	(0.25)	(0.29)	(0.24)	(0.53)	(0.58)
Net asset value, end of year	$ 11.49	$ 10.19	$ 8.40	$ 9.39	$ 10.66
Total return[a]	15.35%	25.12%	(8.08)%	(6.95)%	(3.99)%
Net assets at end of year (in 000s)	$19,448	$10,938	$5,476	$18,107	$18,763
Ratio of net expenses to average net assets[c]	0.17%	0.20%	0.20%	0.19%	0.19%
Ratio of net investment income to average net assets	2.41%	3.01%	2.36%	2.52%	3.87%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets[c]	0.48%	0.49%	0.50%	0.45%	0.47%
Ratio of net investment income to average net assets	2.10%	2.72%	2.06%	2.26%	3.59%
Portfolio turnover rate	53%	38%	31%	42%	20%

See page 87 for all footnotes.

GROWTH STRATEGY PORTFOLIO

	Growth Strategy Portfolio—Institutional Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 10.21	$ 7.91	$ 9.30	$ 10.87	$12.23
Income (loss) from investment operations					
Net investment income[b]	0.19	0.17	0.13	0.16	0.25
Net realized and unrealized gain (loss)	1.65	2.30	(1.36)	(1.32)	(1.26)
Total from investment operations	1.84	2.47	(1.23)	(1.16)	(1.01)
Distributions to shareholders					
From net investment income	(0.17)	(0.17)	(0.16)	(0.17)	(0.25)
In excess of net investment income	—	—	—	—	(0.10)
From net realized gains	—	—	—	(0.24)	—
Total distributions	(0.17)	(0.17)	(0.16)	(0.41)	(0.35)
Net asset value, end of year	$ 11.88	$10.21	$ 7.91	$ 9.30	$10.87
Total return[a]	18.05%	31.30%	(13.25)%	(10.55)%	(8.28)%
Net assets at end of year (in 000s)	$27,967	$8,747	$ 3,525	$ 7,324	$4,234
Ratio of net expenses to average net assets[c]	0.18%	0.20%	0.20%	0.19%	0.19%
Ratio of net investment income to average net assets	1.77%	1.92%	1.52%	1.65%	2.10%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets[c]	0.49%	0.52%	0.53%	0.48%	0.49%
Ratio of net investment income to average net assets	1.46%	1.60%	1.19%	1.36%	1.80%
Portfolio turnover rate	44%	46%	23%	40%	23%

See page 87 for all footnotes.

AGGRESSIVE GROWTH STRATEGY PORTFOLIO

	Aggressive Growth Strategy Portfolio—Institutional Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$10.43	$ 7.77	$ 9.27	$ 10.70	$ 12.60
Income (loss) from investment operations					
Net investment income[b]	0.08	0.08	0.04	0.02	0.10
Net realized and unrealized gain (loss)	1.95	2.68	(1.54)	(1.45)	(1.51)
Total from investment operations	2.03	2.76	(1.50)	(1.43)	(1.41)
Distributions to shareholders					
From net investment income	(0.06)	(0.10)	—	—	—
In excess of net investment income	—	—	—	—	(0.20)
From net realized gains	—	—	—	—	(0.29)
Total distributions	(0.06)	(0.10)	—	—	(0.49)
Net asset value, end of year	$12.40	$10.43	$ 7.77	$ 9.27	$ 10.70
Total return[a]	19.46%	35.51%	(16.18)%	(13.36)%	(11.07)%
Net assets at end of year (in 000s)	$4,247	$4,881	$ 3,961	$ 7,248	$ 6,011
Ratio of net expenses to average net assets[c]	0.18%	0.20%	0.20%	0.19%	0.19%
Ratio of net investment income to average net assets	0.74%	0.88%	0.48%	0.25%	0.84%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets[c]	0.59%	0.63%	0.66%	0.57%	0.59%
Ratio of net investment income to average net assets	0.33%	0.45%	0.02%	(0.13)%	0.44%
Portfolio turnover rate	36%	36%	27%	43%	19%

See page 87 for all footnotes.

Footnotes:

a *Assumes investment at the net asset value at the beginning of the year, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the year and no sales or redemption charges. Total return would be reduced if sales or redemption charges were taken into account. Returns do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or the redemption of Portfolio shares.*

b *Calculated based on the average shares outstanding methodology.*

c *Expense ratios exclude expenses of the Underlying Funds.*


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Index

Asset Allocation Portfolios
Prospectus (Institutional Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Portfolios' investments is available in the Portfolios' annual and semi-annual reports to shareholders. In the Portfolios' annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Portfolios' performance during the last fiscal year.

Statement of Additional Information

Additional information about the Portfolios and their policies is also available in the Portfolios' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Portfolios' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550. You can also access and download the annual and semi-annual reports and the Additional Statement at the Funds' website: http://www.gs.com/funds.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-621-2550
- By mail: Goldman Sachs Funds, P.O. Box 06050, Chicago, IL 60606-6306
- By e-mail: gs-funds@gs.com
- On the Internet: SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Portfolio documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Portfolio documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Portfolios' investment company registration number is 811-5349.
CORE℠ is a service mark of Goldman, Sachs & Co.
GSAM® is a registered service mark of Goldman, Sachs & Co.


Goldman
Sachs

Asset
Management

AAPROINST

Prospectus

Service Shares

April 29, 2005

GOLDMAN SACHS ASSET ALLOCATION PORTFOLIOS

- Goldman Sachs Balanced Strategy Portfolio
- Goldman Sachs Growth and Income Strategy Portfolio
- Goldman Sachs Growth Strategy Portfolio
- Goldman Sachs Aggressive Growth Strategy Portfolio

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A PORTFOLIO IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN A PORTFOLIO INVOLVES INVESTMENT RISKS, AND YOU MAY LOSE MONEY IN A PORTFOLIO.


Goldman
Sachs

Asset Management

General Investment Management Approach

Goldman Sachs Asset Management, L.P. (''GSAM®'') serves as investment adviser (the ''Investment Adviser'') to four asset allocation portfolios: the Balanced Strategy Portfolio, Growth and Income Strategy Portfolio, Growth Strategy Portfolio and Aggressive Growth Strategy Portfolio (referred to as the ''Portfolios'' or the ''Funds'' interchangeably herein). The Portfolios are intended for investors who prefer to have their asset allocation decisions made by professional money managers. Each Portfolio seeks to achieve its objective by investing in a combination of underlying funds for which GSAM now or in the future acts as investment adviser or principal underwriter (the ''Underlying Funds''). Some of these Underlying Funds invest primarily in fixed-income or money market securities (the ''Underlying Fixed-Income Funds'') and other Underlying Funds invest primarily in equity securities (the ''Underlying Equity Funds''). An investor may choose to invest in one or more of the Portfolios based on individual investment goals, risk tolerance, and financial circumstances.

GSAM's Asset Allocation Investment Philosophy:

The Investment Adviser's Quantitative Strategies Group uses a disciplined, rigorous and quantitative approach to global tactical asset allocation. The Global Tactical Asset Allocation (''GTAA'') strategy attempts to add value by actively managing exposure to global stock, bond and currency markets. In contrast to stock and bond selection strategies which focus on individual stocks and bonds, GTAA focuses on broad asset classes. The Investment Adviser's GTAA models use financial and economic factors that are designed to capture intuitive fundamental relationships across markets. While the GTAA process is rigorous and quantitative, there is economic reasoning behind each position.

Each Portfolio starts with a strategic allocation among the various asset classes. The Investment Adviser then tactically deviates from the strategic allocations based on forecasts provided by the models. The tactical process seeks to add value by overweighting attractive markets and underweighting unattractive markets. Greater deviations from the strategic allocation of a given Portfolio result in higher risk that the tactical allocation will underperform the strategic allocation. However, the Investment Adviser's risk control process balances the amount any asset class can

The Asset Allocation Investment Process involves investing a Portfolio's assets in other Goldman Sachs Funds within specified equity and fixed-income percentage ranges.

be overweighted in seeking to achieve higher expected returns against the amount of risk imposed by that deviation from the strategic allocation. The Investment Adviser employs GSAM's proprietary Black-Litterman asset allocation technique in an effort to optimally balance these two goals.

References in this Prospectus to a Portfolio's benchmarks are for informational purposes only, and unless otherwise noted are not an indication of how a particular Portfolio is managed.

Portfolio Investment Objectives and Strategies

Goldman Sachs Balanced Strategy Portfolio

PORTFOLIO FACTS

Objective:	Current income and long-term capital appreciation
Benchmarks:	S&P 500® Index Two-Year U.S. Treasury Note Index Lehman Brothers U.S. Corporate High Yield Bond Index
Investment Focus:	Domestic and global fixed-income funds (approximately 60%), with the remaining balance in domestic and international stock funds
Investment Style:	Asset Allocation
Symbols:	GIPSX

INVESTMENT OBJECTIVE

The Portfolio seeks current income and long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGY

Under normal conditions, approximately 60% of the Portfolio's total assets will be allocated among Underlying Fixed-Income Funds. Allocation to Underlying Equity Funds is intended to add diversification and enhance returns, but will also add some volatility. The Investment Adviser expects that the Portfolio will invest a relatively significant percentage of its equity allocation in the CORE℠ Large Cap Growth, CORE℠ Large Cap Value, CORE℠ Small Cap Equity, and CORE℠ International Equity Funds and may invest a relatively significant percentage of its assets in the Global Income and High Yield Funds. It is expected that the Portfolio will invest more than 25% of its assets in the Short Duration Government Fund.

Goldman Sachs
Growth and Income Strategy Portfolio

PORTFOLIO FACTS

Objective:	Long-term capital appreciation and current income
Benchmarks:	S&P 500® Index MSCI® Europe, Australasia, Far East (EAFE®) Index (unhedged) Lehman Brothers Aggregate Bond Index Lehman Brothers U.S. Corporate High Yield Bond Index
Investment Focus:	Domestic and international fixed-income and stock funds
Investment Style:	Asset Allocation
Symbols:	GOISX

INVESTMENT OBJECTIVE

The Portfolio seeks long-term capital appreciation and current income.

PRINCIPAL INVESTMENT STRATEGY

Under normal conditions, approximately 60% of the Portfolio's total assets will be allocated among Underlying Equity Funds, which are intended to provide the capital appreciation component. Allocation to Underlying Fixed-Income Funds is intended to provide the income component. The Investment Adviser expects that the Portfolio will invest a relatively significant percentage of its equity allocation in the CORE Large Cap Growth, CORE Large Cap Value, CORE Small Cap Equity and CORE International Equity Funds and will invest a relatively significant percentage of its assets in the Core Fixed Income and Global Income Funds.

Goldman Sachs Growth Strategy Portfolio

PORTFOLIO FACTS

Objective:	Long-term capital appreciation and secondarily current income
Benchmarks:	S&P 500® Index MSCI® EAFE® Index (unhedged) Russell 2000® Index MSCI® Emerging Markets Free (EMF) Index
Investment Focus:	Primarily a blend of domestic large cap, small cap and international stock funds (approximately 80%), with the balance in domestic and international fixed-income funds
Investment Style:	Asset Allocation
Symbols:	GGSSX

INVESTMENT OBJECTIVE

The Portfolio seeks long-term capital appreciation and secondarily current income.

PRINCIPAL INVESTMENT STRATEGY

Under normal conditions, approximately 80% of the Portfolio's total assets will be allocated among Underlying Equity Funds, with a blend of domestic large cap, small cap and international exposure to seek capital appreciation. Allocation to Underlying Fixed-Income Funds is intended to provide diversification. The Investment Adviser expects that the Portfolio will invest a relatively significant percentage of its equity allocation in the CORE Large Cap Growth, CORE Large Cap Value, CORE Small Cap Equity and CORE International Equity Funds.

Goldman Sachs Aggressive Growth Strategy Portfolio

PORTFOLIO FACTS

Objective:	Long-term capital appreciation
Benchmarks:	S&P 500® Index MSCI® EAFE® Index (unhedged) Russell 2000® Index MSCI® EMF Index
Investment Focus:	Equity funds, with a greater focus on international and small cap investments relative to the other Portfolios
Investment Style:	Asset Allocation
Symbols:	GAPSX

INVESTMENT OBJECTIVE

The Portfolio seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGY

Under normal conditions, substantially all of the Portfolio's total assets will be allocated among Underlying Equity Funds, with a greater focus on small cap and international investments relative to the other Portfolios. The Investment Adviser expects that the Portfolio will invest a relatively significant percentage of its assets in the CORE Large Cap Growth, CORE Large Cap Value, CORE Small Cap Equity and CORE International Equity Funds.

Principal Investment Strategies

Each Portfolio seeks to achieve its investment objective by investing within specified equity and fixed-income ranges among Underlying Funds. The table below illustrates the current Underlying Equity/Fixed-Income Fund allocation targets and ranges for each Portfolio:

Equity/Fixed-Income Range (Percentage of Each Portfolio's Total Assets)

Portfolio	Target	Range
Balanced Strategy		
Equity	**40%**	20%-60%
Fixed-Income	**60%**	40%-80%
Growth and Income Strategy		
Equity	**60%**	40%-80%
Fixed-Income	**40%**	20%-60%
Growth Strategy		
Equity	**80%**	60%-100%
Fixed-Income	**20%**	0%-40%
Aggressive Growth Strategy		
Equity	**100%**	75%-100%
Fixed-Income	**0%**	0%-25%

A Portfolio will invest in particular Underlying Funds based on various criteria. Among other things, the Investment Adviser will analyze the Underlying Funds' respective investment objectives, policies and investment strategies in order to determine which Underlying Funds, in combination with other Underlying Funds, are appropriate in light of a Portfolio's investment objective.

A Portfolio may purchase or sell securities to: (a) accommodate purchases and sales of its shares; (b) change the percentages of its assets invested in each of the Underlying Funds in response to economic or market conditions; and (c) maintain or modify the allocation of its assets among the Underlying Funds within the percentage ranges described above.

While each Portfolio can invest in any or all of the Underlying Funds, it is expected that each Portfolio will normally invest in only some of the Underlying Funds at any particular time. Each Portfolio's investment in any of the Underlying Funds may, and in some cases is expected to, exceed 25% of such Portfolio's total assets.

As of December 31, 2004, more than 25% of the total assets of the Balanced Strategy Portfolio were invested in the Short Duration Government Fund, and more than 25% of the total assets of each of the Growth and Income Strategy Portfolio, Growth Strategy Portfolio and Aggressive Growth Strategy Portfolio were invested in the CORE International Equity Fund.

THE PARTICULAR UNDERLYING FUNDS IN WHICH EACH PORTFOLIO MAY INVEST, THE EQUITY/FIXED-INCOME TARGETS AND RANGES AND THE INVESTMENTS IN EACH UNDERLYING FUND MAY BE CHANGED FROM TIME TO TIME WITHOUT SHAREHOLDER APPROVAL.

In addition, each Portfolio's investment objective and all policies not specifically designated as fundamental in this Prospectus or the Statement of Additional Information (the ''Additional Statement'') are non-fundamental and may be changed without shareholder approval. If there is a change in a Portfolio's investment objective, you should consider whether that Portfolio remains an appropriate investment in light of your then current financial position and needs.

Principal Risks of the Portfolios

Loss of money is a risk of investing in each Portfolio. An investment in a Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. While the Portfolios offer a greater level of diversification than many other types of mutual funds, a single Portfolio may not provide a complete investment program for an investor. The following summarizes important risks that apply to the Portfolios and may result in a loss of your investment. There can be no assurance that a Portfolio will achieve its investment objective.

- ***Investing in the Underlying Funds***—The investments of each Portfolio are concentrated in the Underlying Funds, and each Portfolio's investment performance is directly related to the investment performance of the Underlying Funds held by it. The ability of each Portfolio to meet its investment objective is directly related to the ability of the Underlying Funds to meet their objectives as well as the allocation among those Underlying Funds by the Investment Adviser. The value of the Underlying Funds' investments, and the net asset values (''NAV'') of the shares of both the Portfolios and the Underlying Funds, will fluctuate in response to various market and economic factors related to the equity and fixed-income markets, as well as the financial condition and prospects of issuers in which the Underlying Funds invest. There can be no assurance that the investment objective of any Portfolio or any Underlying Fund will be achieved.
- ***Investments of the Underlying Funds***—Because the Portfolios invest in the Underlying Funds, the Portfolios' shareholders will be affected by the investment policies of the Underlying Funds in direct proportion to the amount of assets the Portfolios allocate to those Funds. Each Portfolio may invest in Underlying Funds that in turn invest in small capitalization companies and foreign issuers and thus are subject to additional risks, including changes in foreign currency exchange rates and political risk. Foreign investments may include securities of issuers located in emerging countries in Asia, Latin, Central and South America, Eastern Europe, Africa and the Middle East. Each Portfolio may also invest in Underlying Funds that in turn invest in non-investment grade fixed-income securities (''junk bonds''), which are considered speculative by traditional standards. In addition, the Underlying Funds may purchase derivative securities; enter into forward currency transactions; lend their portfolio securities; enter into futures contracts and options transactions; purchase zero coupon bonds and payment-in-kind bonds; purchase securities issued by real estate investment trusts (''REITs'') and other issuers in the real estate industry; purchase restricted and illiquid securities; purchase securities on a when-issued or delayed delivery basis; enter into repurchase agreements;

borrow money; and engage in various other investment practices. The risks presented by these investment practices are discussed in Appendix A to this Prospectus and the Additional Statement.

- ***Affiliated Persons***—In managing the Portfolios, the Investment Adviser will have the authority to select and substitute Underlying Funds. The Investment Adviser is subject to conflicts of interest in allocating Portfolio assets among the various Underlying Funds both because the fees payable to it and/or its affiliates by some Underlying Funds are higher than the fees payable by other Underlying Funds and because the Investment Adviser and its affiliates are also responsible for managing the Underlying Funds. The Trustees and officers of the Goldman Sachs Trust may also have conflicting interests in fulfilling their fiduciary duties to both the Portfolios and the Underlying Funds.
- ***Expenses***—You may invest in the Underlying Funds directly. By investing in the Underlying Funds indirectly through a Portfolio, you will incur not only a proportionate share of the expenses of the Underlying Funds held by the Portfolio (including operating costs and investment management fees), but also expenses of the Portfolio.
- ***Temporary Investments***—Although the Portfolios normally seek to remain substantially invested in the Underlying Funds, each Portfolio may invest a portion of its assets in high-quality, short-term debt obligations (including commercial paper, certificates of deposit, bankers' acceptances, repurchase agreements, debt obligations backed by the full faith and credit of the U.S. government and demand and time deposits of domestic and foreign banks and savings and loan associations) to maintain liquidity, to meet shareholder redemptions and for other short-term cash needs. Also, there may be times when, in the opinion of the Investment Adviser, abnormal market or economic conditions warrant that, for temporary defensive purposes, a Portfolio may invest without limitation in short-term obligations. When a Portfolio's assets are invested in such investments, the Portfolio may not be achieving its investment objective.

Description of the Underlying Funds

DESCRIPTION OF THE UNDERLYING FUNDS

The following is a concise description of the investment objectives and practices for each of the Underlying Funds that are available for investment by the Portfolios as of the date of this Prospectus. A Portfolio may also invest in other Underlying Funds not listed below that may become available for investment in the future at the discretion of the Investment Adviser without shareholder approval. Additional information regarding the investment practices of the Underlying Funds is provided in Appendix A to this Prospectus and the Additional Statement. No offer is made in this Prospectus of any of the Underlying Funds. In addition, a description of the Portfolios' policies and procedures with respect to the disclosure of a Portfolio's portfolio securities holdings is available in the Additional Statement. For information regarding the disclosure of an Underlying Fund's portfolio securities holdings, see the applicable Underlying Fund's prospectus.

Underlying Fund	Investment Objectives	Investment Criteria
CORE Large Cap Value	Long-term growth of capital and dividend income.	At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a diversified portfolio of equity investments in large-cap U.S. issuers, including foreign issuers that are traded in the United States. The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the Russell 1000® Value Index.
CORE Large Cap Growth	Long-term growth of capital. Dividend income is a secondary consideration.	At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a broadly diversified portfolio of equity investments in large-cap U.S. issuers, including foreign issuers that are traded in the United States. The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the Russell 1000® Growth Index.

Underlying Fund	Investment Objectives	Investment Criteria
CORE Small Cap Equity	Long-term growth of capital.	At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a broadly diversified portfolio of equity investments in small-cap U.S. issuers, including foreign issuers that are traded in the United States. The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the Russell 2000® Index.
Real Estate Securities	Total return comprised of long-term growth of capital and dividend income.	Substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a diversified portfolio of equity investments in issuers that are primarily engaged in or related to the real estate industry. The Fund expects that a substantial portion of its total assets will be invested in REITS and real estate industry companies.
CORE International Equity	Long-term growth of capital.	At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a broadly diversified portfolio of equity investments in companies organized outside the United States or whose securities are principally traded outside the United States. The Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the MSCI® EAFE® Index. The Fund may employ certain currency management techniques.
Emerging Markets Equity	Long-term capital appreciation.	Substantially all, and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in a diversified portfolio of equity investments in emerging country issuers. The Fund may employ certain currency management techniques.

Underlying Fund	Investment Objectives	Duration or Maturity	Expected Approximate Interest Rate Sensitivity
Financial Square Prime Obligations	Maximum current income to the extent consistent with the preservation of capital and the maintenance of liquidity.	Maximum Maturity of Individual Investments = 13 months at time of purchase. Maximum Dollar-Weighted Average Portfolio Maturity = 90 days	3-month Treasury bill
Short Duration Government	A high level of current income and secondarily, in seeking current income, may also consider the potential for capital appreciation.	Target Duration = Two-Year U.S. Treasury Note Index plus or minus 0.5 years Maximum Duration*= 3 years	2-year U.S. Treasury note
Core Fixed Income	Total return consisting of capital appreciation and income that exceeds the total return of the Lehman Brothers Aggregate Bond Index.	Target Duration = Lehman Brothers Aggregate Bond Index plus or minus one year Maximum Duration*= 6 years	5-year U.S. Treasury note
Global Income	A high total return, emphasizing current income, and, to a lesser extent, providing opportunities for capital appreciation.	Target Duration = J.P. Morgan Global Government Bond Index (hedged) plus or minus 2.5 years Maximum Duration*= 7.5 years	6-year government bond
High Yield	A high level of current income and may also consider the potential for capital appreciation.	Target Duration = Lehman Brothers U.S. Corporate High Yield Bond Index plus or minus 2.5 years Maximum Duration* = 7.5 years	6-year U.S. Treasury note
Emerging Markets Debt	A high level of total return consisting of income and capital appreciation.	Target Duration = J.P. Morgan EMBI Global Diversified Index plus or minus 2 years Maximum Duration* = 7 years	10-year government bond

* *The Fund's duration approximates its price sensitivity to changes in interest rates.*

Investment Sector	Credit Quality	Other Investments
Money market instruments including securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or sponsored enterprises (''U.S. Government Securities''); U.S. bank obligations, commercial paper and other short-term obligations of U.S. corporations, governmental and other entities; asset-backed and receivables-backed securities; and related repurchase agreements.	High Quality (short-term ratings of A-1, P-1 or comparable quality).	N/A
At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in U.S. Government Securities and repurchase agreements collateralized by such securities. Also invests in futures, swaps and other derivatives.	U.S. Government Securities	Mortgage pass-through securities and other securities representing an interest in or collateralized by mortgage loans.
At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in fixed-income securities, including U.S. Government Securities, corporate debt securities, privately issued mortgage-backed and asset-backed securities. Also invests in futures, swaps and other derivatives.	Minimum = BBB–/Baa3 (at time of purchase) Minimum for non-U.S. dollar securities = AA/Aa	Foreign fixed-income, municipal and convertible securities, foreign currencies and repurchase agreements collateralized by U.S. Government Securities.
Fixed-Income Securities of U.S. and foreign governments and corporations. Also invests in futures, swaps and other derivatives.	Minimum = BBB–/Baa3 (at time of purchase) At least 50% = AAA/Aaa	Mortgage-backed and asset-backed securities, foreign currencies and repurchase agreements collateralized by U.S. Government Securities or certain foreign government securities.
At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in high-yield, fixed-income securities rated below investment grade, including U.S. and non-U.S. dollar corporate debt, foreign government securities, convertible securities and preferred stock. Also invests in futures, swaps and other derivatives.	At least 80% = BB/Ba or below (at time of purchase)	Mortgage-backed and asset-backed securities, U.S. Government Securities, investment grade corporate fixed-income securities, structured securities, foreign currencies and repurchase agreements.
At least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) in fixed-income securities of issuers located in emerging countries. Also invests in futures, swaps and other derivatives.	Minimum = D (Standard & Poor's) or C (Moody's)	Brady bonds and other debt issued by governments, their agencies and instrumentalities, or by their central banks, fixed and floating rate, senior and subordinated corporate debt obligations, loan participations and repurchase agreements.

Principal Risks of the Underlying Funds

Loss of money is a risk of investing in each Underlying Fund. An investment in an Underlying Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Underlying Funds and may result in a loss of your investment in a Portfolio. There can be no assurance that an Underlying Fund will achieve its investment objective.

Risks That Apply To All Underlying Funds:

- ***NAV Risk***—The risk that the net asset value (''NAV'') of the Underlying Fund and the value of your investment will fluctuate.
- ***Interest Rate Risk***—The risk that when interest rates increase, fixed-income securities held by an Underlying Fund will decline in value. Long-term fixed-income securities will normally have more price volatility because of this risk than short-term fixed-income securities.
- ***Credit/Default Risk***—The risk that an issuer or guarantor of fixed-income securities held by an Underlying Fund may default on its obligation to pay interest and repay principal.
- ***Market Risk***—The risk that the value of the securities in which an Underlying Fund invests may go up or down in response to the prospects of individual companies, particular industry sectors or governments and/or general economic conditions. Price changes may be temporary or last for extended periods. An Underlying Fund's investments may be overweighted from time to time in one or more industry sectors, which will increase the Underlying Fund's exposure to risk of loss from adverse developments affecting those sectors.
- ***Derivatives Risk***—The risk that loss may result from an Underlying Fund's investments in options, futures, swaps, options on swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to an Underlying Fund.
- ***Management Risk***—The risk that a strategy used by an investment adviser to the Underlying Funds may fail to produce the intended results.
- ***Liquidity Risk***—The risk that an Underlying Fund will not be able to pay redemption proceeds within the time period stated in the Underlying Fund's Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. Underlying Funds that invest in non-investment grade fixed-income securities, small and mid-capitalization stocks, REITs and emerging country issuers will be especially subject to the risk that during certain periods the liquidity of particular issuers or industries, or all

securities within particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions whether or not accurate.

Risks That Apply Primarily To The Underlying Fixed-Income Funds:

- ***Call Risk***—The risk that an issuer will exercise its right to pay principal on an obligation held by an Underlying Fund (such as a Mortgage-Backed Security) earlier than expected. This may happen when there is a decline in interest rates. Under these circumstances, an Underlying Fund may be unable to recoup all of its initial investment and will also suffer from having to reinvest in lower yielding securities.
- ***Extension Risk***—The risk that an issuer will exercise its right to pay principal on an obligation held by an Underlying Fund (such as a Mortgage-Backed Security) later than expected. This may happen when there is a rise in interest rates. Under these circumstances, the value of the obligation will decrease, and an Underlying Fund will also suffer from the inability to invest in higher yielding securities.
- ***U.S. Government Securities Risk***—The risk that the U.S. government will not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. Although many U.S. Government Securities purchased by the Underlying Funds, such as those issued by the Federal National Mortgage Association (''Fannie Mae''), Federal Home Loan Mortgage Corporation (''Freddie Mac'') and Federal Home Loan Banks may be chartered or sponsored by Acts of Congress, their securities are neither issued nor guaranteed by the United States Treasury and, therefore, are not backed by the full faith and credit of the United States. The maximum potential liability of the issuers of some U.S. Government Securities held by an Underlying Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

Risk That Applies Primarily To The Underlying Equity Funds:

- ***Stock Risk***—The risk that stock prices have historically risen and fallen in periodic cycles. Recently, U.S. and foreign stock markets have experienced substantial price volatility.

Risks That Are Particularly Important For Specific Underlying Funds:

- ***Non-Diversification Risk***—The Global Income Fund is non-diversified meaning that it is permitted to invest more of its assets in fewer issuers than ''diversified'' mutual funds. Thus, the Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments.

- ***Sovereign Risk***—Certain Underlying Funds will be subject to the risk that the issuer of the sovereign debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay the principal or interest when due. Sovereign Risk includes the following risks:
  - ***Political Risk***—The risks associated with the general political and social environment of a country. These factors may include among other things government instability, poor socioeconomic conditions, corruption, lack of law and order, lack of democratic accountability, poor quality of the bureaucracy, internal and external conflict, and religious and ethnic tensions. High political risk can impede the economic welfare of a country.
  - ***Economic Risk***—The risks associated with the general economic environment of a country. These can encompass, among other things, low quality and growth rate of Gross Domestic Product (''GDP''), high inflation or deflation, high government deficits as a percentage of GDP, weak financial sector, overvalued exchange rate, and high current account deficits as a percentage of GDP.
  - ***Repayment Risk***—The risk associated with the inability of a country to pay its external debt obligations in the immediate future. Repayment risk factors may include but are not limited to high foreign debt as a percentage of GDP, high foreign debt service as a percentage of exports, low foreign exchange reserves as a percentage of short-term debt or exports, and an unsustainable exchange rate structure.
- ***Foreign Risk***—The risk that when an Underlying Fund invests in foreign securities, it will be subject to risk of loss not typically associated with domestic issuers. Loss may result because of less foreign government regulation, less public information and less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions. The Underlying Funds will also be subject to the risk of negative foreign currency rate fluctuations. Foreign risks will normally be greatest when an Underlying Fund invests in issuers located in emerging countries.
- ***Emerging Countries Risk***—Certain Underlying Funds may invest in emerging country securities. The securities markets of Asian, Latin, Central and South American, Eastern European, Middle Eastern, African and other emerging countries are less liquid, are especially subject to greater price volatility, have smaller market capitalizations, have less government regulation and are not subject to as extensive and frequent accounting, financial and other reporting requirements as the securities markets of more developed countries. Further, investment in equity securities of issuers located in certain emerging countries involves risk of loss resulting from problems in share registration and custody and substantial economic and political disruptions. These risks are not normally associated with investments in more developed countries.

- ***Mid Cap and Small Cap Risk***—Certain Underlying Funds may invest in small cap and mid cap stocks. The securities of small capitalization and mid-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable an Underlying Fund to effect sales at an advantageous time or without a substantial drop in price.
- ***Initial Public Offering (''IPO'') Risk***—The risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When an Underlying Fund's asset base is small, a significant portion of the Underlying Fund's performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Underlying Fund. As the Underlying Fund's assets grow, the effect of the Underlying Fund's investments in IPOs on the Underlying Fund's performance will probably decline, which could reduce the Underlying Fund's performance.
- ***''Junk Bond'' Risk***—Certain Underlying Funds may invest in non-investment grade fixed-income securities (commonly known as ''junk bonds'') that are considered predominantly speculative by traditional investment standards. Non-investment grade fixed-income securities and unrated securities of comparable credit quality are subject to the increased risk of an issuer's inability to meet principal and interest payment obligations. These securities may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less secondary market liquidity. Certain Underlying Funds may purchase the securities of issuers that are in default.
- ***Concentration Risk***—The risk that if the Global Income or Emerging Markets Debt Funds invest more than 25% of its total assets in issuers within the same country, state, region, currency, industry or economic sector, an adverse economic, business or political development may affect the value of the Global Income or Emerging Markets Debt Fund's investments more than if its investments were not so concentrated. In addition, the Global Income Fund may invest more than 25% of its total assets in the securities of corporate and governmental issuers located in each of Canada, Germany, Japan and the United Kingdom, as well as in the securities of U.S. issuers. Concentration of the Global Income Fund's investments in such issuers will subject the Fund, to a greater extent than if investments were less concentrated, to losses arising from adverse developments affecting those issuers or countries.
- ***Foreign Currency Trading Risk***—The Core Fixed Income, Global Income, High Yield and Emerging Markets Debt Funds may engage, to a greater extent than the other Underlying Funds, in forward foreign currency transactions for speculative

purposes. These Underlying Funds' investment advisers may purchase or sell foreign currencies through the use of forward contracts based on the investment advisers' judgment regarding the direction of the market for a particular foreign currency or currencies. In pursuing this strategy, the investment advisers seek to profit from anticipated movements in currency rates by establishing ''long'' and/or ''short'' positions in forward contracts on various foreign currencies. Foreign exchange rates can be extremely volatile and a variance in the degree of volatility of the market or in the direction of the market from the investment advisers' expectations may produce significant losses to these Underlying Funds.

- ***Investment Style Risk***—Different investment styles tend to shift in and out of favor depending upon market and economic conditions as well as investor sentiment. An Underlying Fund may outperform or underperform other funds that employ a different investment style. Examples of different investment styles include growth and value investing. Growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth of earnings potential. Also, since growth companies usually invest a high portion of earnings in their business, growth stocks may lack the dividends of some value stocks that can cushion stock prices in a falling market. Growth oriented funds will typically underperform when value investing is in favor. Value stocks are those that are undervalued in comparison to their peers due to adverse business developments or other factors.

More information about the portfolio securities and investment techniques of the Underlying Funds, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Portfolio Performance

HOW THE PORTFOLIOS HAVE PERFORMED

The bar chart and table provide an indication of the risks of investing in a Portfolio by showing: (a) changes in the performance of a Portfolio's Service Shares from year to year; and (b) how the average annual total returns of a Portfolio's Service Shares compare to those of broad-based securities market indices. The bar chart (including ''Best Quarter'' and ''Worst Quarter'' information) and table assume reinvestment of dividends and distributions. A Portfolio's past performance, before and after taxes, is not necessarily an indication of how the Portfolio will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Portfolio's performance would have been reduced.

INFORMATION ON AFTER-TAX RETURNS

These definitions apply to the after-tax returns.

Average Annual Total Returns Before Taxes. These returns do not reflect taxes on distributions on a Portfolio's Service Shares nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.

Average Annual Total Returns After Taxes on Distributions. These returns assume that taxes are paid on distributions on a Portfolio's Service Shares (i.e., dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Service Shares at the end of the performance period.

Average Annual Total Returns After Taxes on Distributions and Sale of Shares. These returns reflect taxes paid on distributions on a Portfolio's Service Shares and taxes applicable when the shares are redeemed (sold).

Note on Tax Rates. The after-tax performance figures are calculated using the historically highest individual federal marginal income tax rates at the time of the distributions (as of the date of this Prospectus, 35% for ordinary income dividends and 15% for long-term capital gains distributions) and do not reflect state and local taxes. In calculating the federal income taxes due on redemptions, capital gains taxes resulting from a redemption are subtracted from the redemption proceeds and the tax benefits from capital losses resulting from the redemption are added to the redemption proceeds. Under certain circumstances, the addition of the tax benefits from capital losses resulting from redemptions may cause the Returns After Taxes on Distributions and Sale of Portfolio Shares to be greater than the Returns After Taxes on Distributions or even the Returns Before Taxes.

Balanced Strategy Portfolio

TOTAL RETURN

Best Quarter*
Q4 '98 +7.01%

Worst Quarter*
Q3 '02 –6.58%

CALENDAR YEAR



15.98%
10.47%
10.15%
6.30%
-0.11%
-3.28%
-3.84%
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Service Shares (Inception 1/2/98)			
Returns Before Taxes	10.15%	3.48%	4.85%
Returns After Taxes on Distributions**	9.43%	2.23%	3.56%
Returns After Taxes on Distributions and Sale of Portfolio Shares**	6.66%	2.24%	3.39%
S&P 500® Index***	10.88%	–2.30%	4.76%
Two-Year U.S. Treasury Note Index****	0.75%	5.02%	4.78%
Lehman Brothers U.S. Corporate High Yield Bond Index†	11.13%	6.96%	5.56%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Portfolio shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

**** *The Two-Year U.S. Treasury Note Index, as reported by Merrill Lynch, does not reflect any deduction for fees, expenses or taxes.*

† *The Lehman Brothers U.S. Corporate High Yield Bond Index is a total return performance benchmark for fixed-income securities having a maximum quality rating of Ba1 (as determined by Moody's Investors Service, Inc.), a minimum amount outstanding of $100 million and at least one year to maturity. The Index is unmanaged and does not reflect any deduction for fees, expenses or taxes.*

Growth and Income Strategy Portfolio



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q2 '03 +10.84%
Worst Quarter*
Q3 '02 –10.49%
6.43%
15.60%
-4.63%
-7.35%
-8.56%
24.49%
14.77%
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Service Shares (Inception 1/2/98)			
Returns Before Taxes	14.77%	2.91%	5.14%
Returns After Taxes on Distributions**	14.16%	1.85%	4.06%
Returns After Taxes on Distributions and Sale of Portfolio Shares**	9.70%	1.86%	3.78%
S&P 500® Index***	10.88%	–2.30%	4.76%
MSCI® EAFE® Index (unhedged)****	20.70%	–0.80%	5.67%
Lehman Brothers Aggregate Bond Index†	4.34%	7.70%	6.59%
Lehman Brothers U.S. Corporate High Yield Bond Index††	11.13%	6.96%	5.56%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Portfolio shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

**** *The MSCI® EAFE® Index (Europe, Australasia, Far East) is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. & Canada. As of December 2004 the MSCI® EAFE® Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The Index figures do not reflect any deduction for fees, expenses or taxes.*

† *The Lehman Brothers Aggregate Bond Index represents an unmanaged diversified portfolio of fixed-income securities, including U.S. Treasuries, investment-grade corporate bonds, and mortgaged-backed and asset-backed securities. The Index figures do not reflect any deduction for fees, expenses or taxes.*

†† *The Lehman Brothers U.S. Corporate High Yield Bond Index is a total return performance benchmark for fixed-income securities having a maximum quality rating of Ba1 (as determined by Moody's Investors Service, Inc.), a minimum amount outstanding of $150 million and at least one year to maturity. The Index is unmanaged and does not reflect any deduction for fees, expenses or taxes.*

Growth Strategy Portfolio

TOTAL RETURN

Best Quarter*
Q2 '03 +13.67%

Worst Quarter*
Q3 '02 –14.64%

CALENDAR YEAR


4.45%
20.62%
-8.67%
-11.16%
-13.70%
30.85%
17.38%
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Service Shares (Inception 1/2/98)			
Returns Before Taxes	17.38%	1.46%	4.43%
Returns After Taxes on Distributions**	17.12%	0.83%	3.78%
Returns After Taxes on Distributions and Sale of Portfolio Shares**	11.46%	0.88%	3.44%
S&P 500® Index***	10.88%	–2.30%	4.76%
MSCI® EAFE® Index (unhedged)****	20.70%	–0.80%	5.67%
Russell 2000® Index†	18.33%	6.60%	7.20%
MSCI® EMF Index††	25.95%	4.62%	6.53%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Portfolio shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

**** *The MSCI® EAFE® Index (Europe, Australasia, Far East) is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. & Canada. As of December 2004 the MSCI® EAFE® Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The Index figures do not reflect any deduction for fees, expenses or taxes.*

† *The Russell 2000 Index is an unmanaged index of common stock prices that measures the performance of the 2000 smallest companies in the Russell 3000® Index. The Index figures do not reflect any deduction for fees, expenses or taxes.*

†† *The unmanaged MSCI® EMF Index is a free float-adjusted market capitalization-weighted index that is designed to measure equity market performance in the global emerging markets, of over 26 emerging market countries. ''Free'' indicates an index that excludes shares in otherwise free markets that are not purchasable by foreigners. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Aggressive Growth Strategy Portfolio



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q2 '03 +16.74%
Worst Quarter*
Q3 '02 –17.61%
2.54%
25.17%
-11.55%
-13.76%
-16.61%
34.97%
18.73%
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Service Shares (Inception 1/2/98)			
Returns Before Taxes	18.73%	0.38%	3.91%
Returns After Taxes on Distributions**	18.66%	0.15%	3.62%
Returns After Taxes on Distributions and Sale of Portfolio Shares**	12.16%	0.21%	3.22%
S&P 500® Index***	10.88%	–2.30%	4.76%
MSCI® EAFE® Index (unhedged)****	20.70%	–0.80%	5.67%
Russell 2000® Index†	18.33%	6.60%	7.20%
MSCI® EMF Index††	25.95%	4.62%	6.53%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Portfolio shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The S&P 500® Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

**** *The MSCI® EAFE® Index (Europe, Australasia, Far East) is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. & Canada. As of December 2004 the MSCI® EAFE® Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The Index figures do not reflect any deduction for fees, expenses or taxes.*

† *The Russell 2000® Index is an unmanaged index of common stock prices that measures the performance of the 2000 smallest companies in the Russell 3000® Index. The Index figures do not reflect any deduction for fees, expenses or taxes.*

†† *The unmanaged MSCI® EMF Index is a free float-adjusted market capitalization-weighted index that is designed to measure equity market performance in the global emerging markets, of over 26 emerging market countries. ''Free'' indicates an index that excludes shares in otherwise free markets that are not purchasable by foreigners. The Index figures do not reflect any deduction for fees, expenses or taxes.*

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Portfolio Fees and Expenses (Service Shares)

This table describes the fees and expenses that you would pay if you buy and hold Service Shares of a Portfolio.

	Balanced Strategy Portfolio
Shareholder Fees	
(fees paid directly from your investment):	
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fees	None
Exchange Fees	None
Annual Portfolio Operating Expenses	
(expenses that are deducted from Portfolio assets):	
Management Fees (for asset allocation)[1]	0.15%
Other Expenses	0.74%
Service Fees[2]	0.25%
Shareholder Administration Fees	0.25%
All Other Expenses[3]	0.24%
Underlying Fund Expenses[4]	0.82%
Total Other and Underlying Fund Expenses	1.56%
Total Portfolio Operating Expenses[1]*	1.71%

See page 28 for all other footnotes.

* The ''Other Expenses'' and ''Total Portfolio Operating Expenses'' (after any waivers and expense limitations) are as set forth below. The waivers and expense limitations may be modified or terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Portfolio Operating Expenses'' may increase without shareholder approval.

	Balanced Strategy Portfolio
Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets):	
Management Fees (for asset allocation)[1]	*0.15%*
Other Expenses	*0.54%*
Service Fees[2]	*0.25%*
Shareholder Administration Fees	*0.25%*
All Other Expenses[3]	*0.04%*
Underlying Fund Expenses[4]	*0.71%*
Total Other and Underlying Fund Expenses	*1.25%*
Total Portfolio Operating Expenses (after current waivers and expense limitations)[1]	*1.40%*

Growth and Income Strategy Portfolio	Growth Strategy Portfolio	Aggressive Growth Strategy Portfolio
None	None	None
None	None	None
None	None	None
None	None	None
None	None	None
0.15%	0.15%	0.15%
0.63%	0.64%	0.74%
0.25%	0.25%	0.25%
0.25%	0.25%	0.25%
0.13%	0.14%	0.24%
1.02%	1.04%	1.03%
1.65%	1.68%	1.77%
1.80%	1.83%	1.92%

Growth and Income Strategy Portfolio	Growth Strategy Portfolio	Aggressive Growth Strategy Portfolio
0.15%	*0.15%*	*0.15%*
0.54%	*0.54%*	*0.54%*
0.25%	*0.25%*	*0.25%*
0.25%	*0.25%*	*0.25%*
0.04%	*0.04%*	*0.04%*
0.84%	*0.89%*	*0.93%*
1.38%	*1.43%*	*1.47%*
1.53%	*1.58%*	*1.62%*

Portfolio Fees and Expenses continued

[1] *Effective the date of this Prospectus, the Investment Adviser has entered into a Fee Reduction Commitment with the Trust. The commitment permanently reduces the management fee for each Portfolio to an annual rate of 0.15% of the average daily net assets of each Portfolio. As a result, ''Management Fees'' and ''Total Portfolio Operating Expenses'' of each Portfolio have been restated to reflect the current expenses that are expected for the current fiscal year.*

[2] *Service Organizations may charge other fees to their customers who are beneficial owners of Service Shares in connection with their customers' accounts. Such fees may affect the return customers realize with respect to their investments.*

[3] *''All Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of each Portfolio's Service Shares plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to reduce or limit ''All Other Expenses'' (excluding management fees, transfer agency fees and expenses, service fees, shareholder administration fees, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses) to the extent that such expenses exceed, on an annual basis, 0.004% of each Portfolio's average daily net assets.*

[4] *''Underlying Fund Expenses'' for each Portfolio are based upon the strategic allocation of each Portfolio's investment in the Underlying Funds and upon the actual total operating expenses of the Underlying Funds (including any current waivers and expense limitations of the Underlying Funds). Actual Underlying Fund Expenses incurred by each Portfolio may vary with changes in the allocation of each Portfolio's assets among the Underlying Funds and with other events that directly affect the expenses of the Underlying Funds.*

Example

The following Example is intended to help you compare the cost of investing in a Portfolio (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Service Shares of a Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Portfolio	1 Year	3 Years	5 Years	10 Years
Balanced Strategy	$174	$539	$ 928	$2,019
Growth and Income Strategy	$183	$566	$ 975	$2,116
Growth Strategy	$186	$576	$ 990	$2,148
Aggressive Growth Strategy	$195	$603	$1,037	$2,243

Service Organizations that invest in Service Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your Service Organization for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investments.

Certain Service Organizations that invest in Service Shares may receive other compensation in connection with the sale and distribution of Service Shares or for services to their customers' accounts and/or the Portfolios. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Payments to Intermediaries'' in the Additional Statement.

Service Providers

INVESTMENT ADVISERS

Investment Adviser	Portfolio
Goldman Sachs Asset Management, L.P. (''GSAM'') 32 Old Slip New York, New York 10005	Balanced Strategy Growth and Income Strategy Growth Strategy Aggressive Growth Strategy

Except as noted below, GSAM also serves as investment adviser to each Underlying Fund.

	Underlying Fund
Goldman Sachs Asset Management International (''GSAMI'') Christchurch Court 10-15 Newgate Street London, England EC1A 7HD	Emerging Markets Equity Global Income

GSAM has been registered as an investment adviser with the Securities and Exchange Commission (''SEC'') since 1990 and is an affiliate of Goldman Sachs. GSAMI, a member of the Investment Management Regulatory Organization Limited since 1990 and a registered investment adviser since 1991, is an affiliate of Goldman Sachs. As of December 31, 2004, GSAM and GSAMI, along with other units of the Investment Management Division (''IMD'') of Goldman Sachs, had assets under management of $451.3 billion.

Under an Asset Allocation Management Agreement with each Portfolio, the Investment Adviser, subject to the general supervision of the Trustees, provides advice as to each Portfolio's investment transactions, including determinations concerning changes to (a) the Underlying Funds in which the Portfolios may invest; and (b) the percentage range of assets of any Portfolio that may be invested in the Underlying Equity Funds and the Underlying Fixed-Income Funds as separate groups.

The Investment Adviser also performs the following additional services for the Portfolios:

- Supervises all non-advisory operations of the Portfolios
- Provides personnel to perform necessary executive, administrative and clerical services to the Portfolios

- Arranges for the preparation of all required tax returns, reports to shareholders, prospectuses and statements of additional information and other reports filed with the SEC and other regulatory authorities
- Maintains the records of each Portfolio
- Provides office space and all necessary office equipment and services

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Portfolio's average daily net assets):

Portfolio*	Contractual Rate	Actual Rate for the Fiscal Year Ended December 31, 2004
Balanced Strategy	0.15%	0.15%
Growth and Income Strategy	0.15%	0.15%
Growth Strategy	0.15%	0.15%
Aggressive Growth Strategy	0.15%	0.15%

* *Effective the date of this Prospectus, the Investment Adviser has entered into a Fee Reduction Commitment. The commitment permanently reduces the management fee for each Portfolio to an annual rate of 0.15% of the average daily net assets of the Portfolio. Prior to the date of this Prospectus, the contractual rate for each Portfolio was 0.35% of the Portfolio's average daily net assets.*

The difference, if any, between the stated fees and the actual fees paid by the Portfolios reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

In addition, each Portfolio, as a shareholder in the Underlying Funds, will indirectly bear a proportionate share of any investment management fees and other expenses paid by the Underlying Funds. The following chart shows the total net operating expense ratios (management fee plus other operating expenses) of Institutional Shares of each Underlying Fund in which the Portfolios may invest after applicable fee waivers and expense limitations, as of the end of each Underlying Fund's most recent fiscal year. In addition, the following chart shows the contractual investment management fees payable to the Investment Adviser or its affiliates by the Underlying Funds (in each case as an annualized percentage of a Fund's average net assets). Absent voluntary fee waivers and/or expense

reimbursements, which may be discontinued at any time, the total operating expense ratios of certain Underlying Funds would be higher.

Underlying Fund	Contractual Management Fee	Total Net Operating Expense Ratio
Financial Square Prime Obligations	0.205%	0.18%
Short Duration Government	0.50%	0.54%
Core Fixed Income	0.40%	0.50%
Global Income	0.65%	0.69%
High Yield	0.70%	0.76%
CORE Large Cap Growth	0.65%	0.75%
CORE Large Cap Value	0.60%	0.70%
CORE Small Cap Equity	0.85%	0.93%
CORE International Equity	0.85%	1.01%
Emerging Markets Debt	0.80%	0.88%
Emerging Markets Equity	1.20%	1.59%
Real Estate Securities	1.00%	1.04%

PORTFOLIO MANAGERS

Robert B. Litterman, Ph.D., a Managing Director of Goldman Sachs, is the co-developer, along with the late Fischer Black, of the Black-Litterman Global Asset Allocation Model, a key tool in IMD's asset allocation process. As Director of Quantitative Resources, Dr. Litterman oversees Quantitative Equities, the Quantitative Strategies Group, and the Global Investment Strategies Group. In total, these groups include over 100 professionals. Prior to moving to IMD, Dr. Litterman, who became a Partner in 1994 was the head of the Firmwide Risk department. Preceding that time, Dr. Litterman spent eight years in the Fixed Income Division's research department where he was co-director of the research and model development group.

Quantitative Strategies Group

- The Quantitative Strategies Group consists of over 40 professionals, including eight Ph.Ds, with extensive academic and practitioner experience
- Disciplined, quantitative models are used to determine the relative attractiveness of the world's stock, bond and currency markets
- Theory and economic intuition guide the investment process

Name and Title	Years Primarily Responsible	Five Year Employment History
Mark M. Carhart, Ph.D., CFA Managing Director, Co-Head Quantitative Strategies and Senior Portfolio Manager	Since 1998	Dr. Carhart joined the Investment Adviser as a member of the Quantitative Strategies team in 1997 and became Co-Head of the Quantitative Strategies team in 1998.
Joseph DeLuca Vice President, Portfolio and Product Manager	Since 2001	Mr. DeLuca joined the Investment Adviser in 2001. From 1997 to 2001, he worked in the Risk Management group of Goldman Sachs.
Katinka Domotorffy, CFA Vice President and Portfolio Manager	Since 2001	Ms. Domotorffy joined the Investment Adviser as a member of the Quantitative Strategies Group in 1998.

Mark Carhart, as Co-Head and Co-Chief Investment Officer of the Quantitative Strategies team, is ultimately responsible for the Portfolio's investment process. Katinka Domotorffy and Joseph DeLuca manage the implementation and execution process. The strategic and tactical allocations are model-driven and generated by a computer-powered optimizer. The portfolio management team collectively decides on constraints and adjustments to the trades generated by the quantitative models.

For more information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of securities in the Portfolios, see the Additional Statement.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Portfolio's shares. Goldman Sachs, P.O. Box 06050, Chicago, Illinois, 60606-6306, also serves as each Portfolio's transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Underlying Funds or Portfolios. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to an Underlying Fund or limit an Underlying Fund's investment activities. Goldman Sachs is a full service investment banking, broker dealer, asset management and financial services organization and a major participant in global financial markets. As such, it acts as an investor, investment banker, research provider, investment manager, financer, advisor, market maker, trader, prime broker, lender, agent and principal, and has other direct and indirect interests, in the global fixed income, currency, commodity, equity and other markets in which the Underlying Funds directly and indirectly invest. Thus, it is likely that the Underlying Funds will have multiple business relationships with and will invest in, engage in transactions with, make voting decisions with respect to, or obtain services from entities for which Goldman Sachs performs or seeks to perform investment banking or other services. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Underlying Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Underlying Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Underlying Funds. The results of an Underlying Fund's investment activities, therefore, may differ from those of Goldman Sachs, its affiliates, and other accounts managed by Goldman Sachs and it is possible that an Underlying Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Underlying Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. Furthermore, transactions undertaken by Goldman Sachs, its affiliates or Goldman Sachs advised clients may adversely impact the Underlying Funds. Transactions by one or more Goldman Sachs advised clients or the Investment Adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Underlying Funds. An Underlying Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a global financial services firm, Goldman Sachs also provides a wide range of investment banking and financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it may create markets or specialize

in, have positions in and affect transactions in, securities of issuers held by the Underlying Funds, and may also perform or seek to perform investment banking and financial services for those issuers. Goldman Sachs and its affiliates may have business relationships with and purchase or distribute or sell services or products from or to distributors, consultants or others who recommend the Underlying Funds or who engage in transactions with or for the Underlying Funds. For more information about conflicts of interest, see the Additional Statement.

Under a securities lending program approved by the Trust's Board of Trustees, the Underlying Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Underlying Fund to the extent that the Underlying Funds engage in the securities lending program. For these services, the lending agent may receive a fee from the Underlying Funds, including a fee based on the returns earned on the Underlying Funds' investment of the cash received as collateral for the loaned securities. In addition, the Underlying Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Underlying Funds' portfolio investment transactions.

LEGAL PROCEEDINGS

On April 2, 2004, Lois Burke, a plaintiff identifying herself as a shareholder of the Goldman Sachs Internet Tollkeeper Fund, filed a purported class and derivative action lawsuit in the United States District Court for the Southern District of New York against The Goldman Sachs Group, Inc. (''GSG''), GSAM, the Trustees and Officers of the Goldman Sachs Trust (the ''Trust''), and John Doe Defendants. In addition, the Goldman Sachs Funds included in this Prospectus and certain other investment portfolios of the Trust were named as nominal defendants. On April 19 and May 6, 2004, additional class and derivative action lawsuits containing substantially similar allegations and requests for redress were filed in the United States District Court for the Southern District of New York. On June 29, 2004, the three complaints were consolidated into one action, *In re Goldman Sachs Mutual Funds Fee Litigation*, and on November 17, 2004, the plaintiffs filed a consolidated amended complaint against GSG, GSAM, GSAMI, Goldman, Sachs & Co., the Trustees and Officers of the Trust and John Doe Defendants (collectively, the ''Defendants'') in the United States District Court for the Southern District of New York. Certain investment portfolios of the Trust and Goldman Sachs Variable Insurance Trust (collectively, the ''Goldman Sachs Funds'') were also named as nominal defendants in the amended complaint.

The consolidated amended complaint, which is brought on behalf of all persons or entities who held shares in the Goldman Sachs Funds between April 2, 1999 and

January 9, 2004, inclusive (the ‘‘Class Period’’), asserts claims involving (i) violations of the Investment Company Act of 1940 (the ‘‘Investment Company Act’’), the Investment Advisers Act of 1940, and New York General Business Law, (ii) common law breach of fiduciary duty; (iii) aiding and abetting breach of fiduciary duty; and (iv) unjust enrichment. The complaint alleges, among other things, that during the Class Period, the Defendants made improper and excessive brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds and omitted statements of fact in registration statements and reports filed pursuant to the Investment Company Act which were necessary to prevent such registration statements and reports from being materially false and misleading. In addition, the complaint alleges that the Goldman Sachs Funds paid excessive and improper investment advisory fees to GSAM and GSAMI. The complaint also alleges that GSAM and GSAMI used Rule 12b-1 fees for improper purposes and made improper use of soft dollars. The complaint further alleges that the Trust’s Officers and Trustees breached their fiduciary duties in connection with the foregoing. The plaintiffs in the cases are seeking compensatory damages; punitive damages; rescission of GSAM’s and GSAMI’s investment advisory agreements and return of fees paid; an accounting of all Goldman Sachs Funds-related fees, commissions and soft dollar payments; restitution of all unlawfully or discriminatorily obtained fees and charges; and reasonable costs and expenses, including counsel fees and expert fees.

In addition, on March 10, 2005 Jeanne and Don Masden filed a purported class action lawsuit in the United States District Court for the Southern District of New York against GSG, GSAM, Goldman, Sachs & Co., the Trustees of the Trust and John Doe Defendants (collectively the ‘‘Defendants’’). The lawsuit amends a previously-filed complaint, and alleges that the Defendants breached their fiduciary duties and duties of care owed under federal and state law by failing to ensure that equity securities held by the Goldman Sachs Funds participated in class action settlements for which they were eligible. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisers and punitive damages.

Based on currently available information, GSAM and GSAMI believe that the likelihood that the pending purported class action lawsuits will have a material adverse financial impact on the Goldman Sachs Funds is remote, and the pending actions are not likely to materially affect their ability to provide investment management services to their clients, including the Goldman Sachs Funds.

Dividends

Each Portfolio pays dividends from its investment company taxable income and distributions from net realized capital gains. You may choose to have dividends and distributions paid in:

- Cash
- Additional shares of the same class of the same Portfolio
- Shares of the same or an equivalent class of another Goldman Sachs Fund. Special restrictions may apply. See the Additional Statement.

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time before the record date for a particular dividend or distribution. If you do not indicate any choice, dividends and distributions will be reinvested automatically in the applicable Portfolio.

The election to reinvest dividends and distributions in additional shares will not affect the tax treatment of such dividends and distributions, which will be treated as received by you and then used to purchase the shares.

Dividends from investment company taxable income and distributions from net realized capital gains are declared and paid as follows:

Portfolio	Investment Income Dividends	Capital Gains Distributions
Balanced Strategy	Quarterly	Annually
Growth and Income Strategy	Quarterly	Annually
Growth Strategy	Annually	Annually
Aggressive Growth Strategy	Annually	Annually

From time to time a portion of a Portfolio's dividends may constitute a return of capital.

When you purchase shares of a Portfolio, part of the NAV per share may be represented by undistributed income or undistributed realized gains that have previously been earned by the Portfolio. Therefore, subsequent distributions on such shares from such income or realized gains may be taxable to you even if the NAV of the shares is, as a result of the distributions, reduced below the cost of such shares and the distributions (or portions thereof) represent a return of a portion of the purchase price.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' Service Shares.

HOW TO BUY SHARES

How Can I Purchase Service Shares Of The Funds?

Generally, Service Shares may be purchased only through institutions that have agreed to provide shareholder administration and personal and account maintenance services to their customers who are the beneficial owners of Service Shares. These institutions are called ''Service Organizations.'' Customers of a Service Organization will normally give their purchase instructions to the Service Organization, and the Service Organization will, in turn, place purchase orders with Goldman Sachs. Service Organizations will set times by which purchase orders and payments must be received by them from their customers. Generally, Service Shares may be purchased from the Funds on any business day at their NAV next determined after receipt of an order by Goldman Sachs from a Service Organization. No sales load is charged. Purchases of Service Shares must be settled within three business days of receipt of a complete purchase order.

Service Organizations are responsible for transmitting purchase orders and payments to Goldman Sachs in a timely fashion. To place an order with Goldman Sachs call 1-800-621-2550 and either:

- Wire federal funds to The Northern Trust Company (''Northern''), as subcustodian for State Street Bank and Trust Company (''State Street'') (each Fund's custodian) on the next business day; ***or***
- Send a check or Federal Reserve draft payable to Goldman Sachs Funds—(Name of Fund and Class of Shares), P.O. Box 06050, Chicago, IL 60606-6306. The Fund will not accept checks drawn on foreign banks, third-party checks, cashier's checks or official checks, temporary checks, electronic checks, drawer checks, cash, money orders, travelers' cheques or credit card checks.

What Do I Need To Know About Service Organizations?

Service Organizations may provide the following services in connection with their customers' investments in Service Shares:

- Personal and account maintenance services; and
- Shareholder administration services.

Personal and account maintenance services include:

- Providing facilities to answer inquiries and responding to correspondence with the Service Organization's customers
- Acting as liaison between the Service Organization's customers and the Trust
- Assisting customers in completing application forms, selecting dividend and other options, and similar services

Shareholder administration services include:

- Acting, directly or through an agent, as the sole shareholder of record
- Maintaining account records for customers
- Processing orders to purchase, redeem and exchange shares for customers
- Processing payments for customers

Some (but not all) Service Organizations are authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized Service Organization or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.
- Service Organizations or intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your Service Organization directly to learn whether it is authorized to accept orders for the Trust.

Pursuant to a service plan and a separate shareholder administration plan adopted by the Trust's Board of Trustees, Service Organizations are entitled to receive payments for their services from the Trust. These payments are equal to 0.25% (annualized) for personal and account maintenance services plus an additional 0.25% (annualized) for shareholder administration services of the average daily net assets of the Service Shares of the Funds that are attributable to or held in the name of the Service Organization for its customers.

The Investment Adviser, Distributor and/or their affiliates may make payments to Service Organizations and other financial intermediaries (''Intermediaries'') from time to time to promote the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. These payments are made out of the Investment Adviser's, Distributor's and/or their affiliates' own assets, and are not an additional charge to the Funds. The payments are in addition to the fees described in this Prospectus. Such payments are intended to compensate Intermediaries for, among other things: marketing shares of the Funds and other Goldman Sachs Funds, which may consist of payments relating to Funds included on preferred or recommended fund lists or in certain sales programs from time to time sponsored by the Intermediaries; access to the Intermediaries' registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; and/or other specified services intended to assist in the distribution and marketing of the Funds and other Goldman Sachs Funds. The payments may also, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote the sale of shares, as well as sponsor various educational programs, sales contests and/or promotions. The additional payments by the Investment Adviser, Distributor and/or their affiliates may also compensate Intermediaries for subaccounting, administrative and/or shareholder processing services that are in addition to the fees paid for these services by the Funds. The amount of these additional payments is normally not expected to exceed 0.50% (annualized) of the amount sold or invested through the Intermediaries. Please refer to the ''Payments to Intermediaries'' section of the Additional Statement for more information about these payments.

The payments made by the Investment Adviser, Distributor and/or their affiliates may be different for different Intermediaries. The presence of these payments and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered representative or salesperson to highlight, feature or recommend Funds based, at least in part, on the level of compensation paid. You should contact your Service Organization or other Intermediary for more information about the payments it receives and any potential conflicts of interest.

In addition to Service Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services than Service Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

The Funds do not have any minimum purchase or account requirements with respect to Service Shares. A Service Organization may, however, impose a minimum amount for initial and subsequent investments in Service Shares, and may establish other requirements such as a minimum account balance. A Service Organization may redeem Service Shares held by non-complying accounts, and may impose a charge for any special services.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Refuse to open an account if you fail to (i) provide a Social Security Number or other taxpayer identification number; or (ii) certify that such number is correct (if required to do so under applicable law).
- Reject or restrict any purchase or exchange order by a particular purchaser (or group of related purchasers) for any reason in its discretion. Without limiting the foregoing, the Trust may reject or restrict purchase and exchange orders by a particular purchaser (or group of related purchasers) when a pattern of frequent purchases, sales or exchanges of Service Shares of a Fund is evident, or if purchases, sales or exchanges are, or a subsequent abrupt redemption might be, of a size that would disrupt the management of a Fund.
- Close a Fund to new investors from time to time and reopen any such Fund whenever it is deemed appropriate by a Fund's Investment Adviser.

Generally, the Funds will not allow non-U.S. citizens and certain U.S. citizens residing outside the United States to open an account directly with the Funds.

The Funds may allow Service Organizations to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

Customer Identification Program. Federal law requires the Funds to obtain, verify and record identifying information, which may include the name, residential or business street address, date of birth (for an individual), Social Security Number or taxpayer identification number or other identifying information, for each investor who opens an account with the Funds. Applications without the required information, or (where applicable) without an indication that a Social Security Number or taxpayer identification number has been applied for, may not be accepted by the Funds. After accepting an application, to the extent permitted by applicable law or their customer identification program, the Funds reserve the right to: (i) place limits on transactions in any account until the identity of the investor is verified; (ii) refuse an investment in the Funds; or (iii) involuntarily redeem an investor's shares and close an account in the event that the Funds are unable to verify an investor's identity. The Funds and their agents will not be responsible for any loss in an investor's account resulting from the investor's delay in providing all required identifying information or from closing an account and redeeming an investor's shares pursuant to the customer identification program.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Service Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$\text{NAV} = \frac{(\text{Value of Assets of the Class}) - (\text{Liabilities of the Class})}{\text{Number of Outstanding Shares of the Class}}$$

Investments in other registered mutual funds such as the Underlying Funds are valued based on the NAV of those mutual funds (which may use fair value pricing as discussed below).

The investments of the Funds and the Underlying Funds are valued based on market quotations or if market quotations are not readily available, or if the Investment Adviser believes that such quotations do not accurately reflect fair value, the fair value of the investments may be determined in good faith under procedures established by the Trustees.

For Underlying Funds that invest a significant portion of assets in foreign equity securities, ''fair value'' prices are provided by an independent fair value service. Fair value prices are used because many foreign markets operate at times that do not coincide with those of the major U.S. markets. Events that could affect the values of foreign portfolio holdings may occur between the close of the foreign market and the time of determining the NAV, and would not otherwise be reflected in the NAV. If the independent fair value service does not provide a fair value for a particular security or if the value does not meet the established criteria for the Underlying Funds, the most recent closing price for such a security on its principal exchange will generally be its fair value on such date.

In addition, the investment adviser of an Underlying Fund, consistent with applicable regulatory guidance, may determine to make an adjustment to the previous closing prices of either domestic or foreign securities in light of significant events, to reflect what it believes to be the fair value of the securities at the time of determining an Underlying Fund's NAV. Significant events that could affect a large number of securities in a particular market may include, but are not limited to: situations relating to one or more single issuers in a market sector; significant fluctuations in foreign markets; market disruptions or market closings; governmental actions or other developments; as well as the same or similar events which may affect specific issuers or the securities markets even though not tied directly to the securities markets. Other significant events that could relate to a single issuer may include, but are not limited to: corporate actions such as reorganizations, mergers and buy-outs; corporate announcements on earnings; significant litigation; and regulatory news such as governmental approvals.

One effect of using an independent fair value service and fair valuation may be to reduce stale pricing arbitrage opportunities presented by the pricing of Underlying Fund shares. However, it involves the risk that the values used by the Underlying Funds to price their investments may be different from those used by other investment companies and investors to price the same investments.

- NAV per share of each class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. Fund shares will generally not be priced on any day the New York Stock Exchange is closed.
- When you buy shares, you pay the NAV next calculated *after* the Funds receive your order in proper form.
- When you sell shares, you receive the NAV next calculated *after* the Funds receive your order in proper form.
- The Trust reserves the right to reprocess purchase (including divided re-investments), redemption and exchange transactions that were processed at an NAV other than a Fund's official closing NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing NAV.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open one or more Funds for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

Foreign securities may trade in their local markets on days a Fund is closed. As a result, the NAV of a Fund that holds foreign securities may be impacted on days when investors may not purchase or redeem Fund shares.

How Can I Sell Service Shares Of The Funds?

Generally, Service Shares may be sold (redeemed) only through Service Organizations. Customers of a Service Organization will normally give their redemption instructions to the Service Organization, and the Service Organization will, in turn, place redemption orders with the Funds. **Generally, each Fund will redeem its Service Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** Redemption proceeds may be sent to recordholders by check or by wire (if the wire instructions are on record).

A Service Organization may request redemptions in writing or by telephone if the optional telephone redemption privilege is elected on the Account Application.

By Writing:	Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

When Do I Need A Medallion Signature Guarantee To Redeem Shares?

A signature guarantee may be required if:

- You would like the redemption proceeds sent to an address that is not your address of record; or
- You would like to change your current bank designations.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.

A signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee. Additional documentation may be required for executors, trustees or corporations or when deemed appropriate by the Transfer Agent.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

How Are Redemption Proceeds Paid?

By Wire: The Funds will arrange for redemption proceeds to be wired as federal funds to the domestic bank account designated in the recordholder's Account Application. The following general policies govern wiring redemption proceeds:

- Redemption proceeds will normally be wired on the next business day in federal funds (for a total of one business day delay), but may be paid up to three business days following receipt of a properly executed wire transfer redemption request. Although redemption proceeds will normally be wired as described above, under certain circumstances, redemption requests or payments may be postponed or suspended as permitted pursuant to Section 22(e) of the Investment Company Act. Generally, under that section, redemption requests or payments may be postponed or suspended if (i) the New York Stock Exchange is closed for trading or trading is restricted; (ii) an emergency exists which makes the disposal of securities owned by a Fund or the fair determination of the value of the Fund's net assets not reasonably practicable; or (iii) the SEC by order permits the suspension of the right of redemption. If the shares to be sold were recently paid for by check, the Fund will pay the redemption proceeds when the check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.
- To change the bank designated on your Account Application, you must send written instructions signed by an authorized person designated on the Account Application to the Service Organization.
- Neither the Trust nor Goldman Sachs assumes any responsibility for the performance of intermediaries or your Service Organization in the transfer

process. If a problem with such performance arises, you should deal directly with such intermediaries or Service Organization.

By Check: A recordholder may elect in writing to receive redemption proceeds by check. Redemption proceeds paid by check will normally be mailed to the address of record within three business days of receipt of a properly executed redemption request. If the shares to be sold were recently paid for by check, the Fund will pay the redemption proceeds when the check has cleared, which may take up to 15 days.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Service Organizations are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, Service Organizations may set times by which they must receive redemption requests. Service Organizations may also require additional documentation from you.

The Trust reserves the right to:

- Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to a Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at the NAV on the day or reinvestment in additional Service Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

A Service Organization may exchange Service Shares of a Fund at NAV for Service Shares of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ The recordholder name(s) and signature(s) ■ The account number ■ The Fund names and Class of Shares ■ The dollar amount to be exchanged ■ Mail the request to: Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirement of that Fund or the entire balance of the original fund account should be exchanged, except that this requirement may be waived at the discretion of the Trust.
- Telephone exchanges normally will be made only to an identically registered account.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

What Types Of Reports Will Be Sent Regarding Investments In Service Shares?

Service Organizations will receive from the Funds annual reports containing audited financial statements and semi-annual reports. Service Organizations will also be provided with a printed confirmation for each transaction in their account and a monthly account statement. Service Organizations are responsible for providing these or other reports to their customers who are the beneficial owners of Service Shares in accordance with the rules that apply to their accounts with the Service Organizations.

RESTRICTIONS ON EXCESSIVE TRADING PRACTICES

Policies and Procedures on Excessive Trading Practices. In accordance with the policy adopted by the Board of Trustees, the Trust discourages frequent purchases and redemption of Fund shares and does not permit market timing or other excessive trading practices. Purchases and exchanges should be made with a view to longer-term investment purposes only that are consistent with the investment policies and practices of the respective Funds. Excessive, short-term (market timing) trading practices may disrupt portfolio management strategies, increase brokerage and administrative costs, harm fund performance and result in dilution in the value of Fund shares held by long-term shareholders. The Trust and Goldman Sachs reserve the right to reject or restrict purchase or exchange requests from any investor. The Trust and Goldman Sachs will not be liable for any loss resulting from rejected purchase or exchange orders. To minimize harm to the Trust and its shareholders (or Goldman Sachs), the Trust (or Goldman Sachs) will exercise this right if, in the Trust's (or Goldman Sachs') judgment, an investor has a history of excessive trading or if an investor's trading, in the judgment of the Trust (or Goldman Sachs), has been or may be disruptive to a Fund. In making this judgment, trades executed in multiple accounts under common ownership or control may be considered together to the extent they can be identified. No waivers of the provisions of the policy established to detect and deter market timing and other excessive trading activity are permitted that would harm the Trust or its shareholders or would subordinate the interests of the Trust or its shareholders to those of Goldman Sachs or any affiliated person or associated person of Goldman Sachs.

To deter excessive shareholder trading, the International Equity Funds and certain Fixed Income Funds (which are offered in separate prospectuses) impose a redemption fee on redemptions made within 30 calendar days of purchase subject to certain exceptions. For more information about these Funds, obtain a prospectus

from your Service Organization or from Goldman Sachs by calling the number on the back cover of this Prospectus.

Pursuant to the policy adopted by the Board of Trustees, Goldman Sachs has developed criteria that it uses to identify trading activity that may be excessive. Goldman Sachs reviews on a regular, periodic basis available information relating to the trading activity in the Funds in order to assess the likelihood that a Fund may be the target of excessive trading. As part of its excessive trading surveillance process, Goldman Sachs, on a periodic basis, examines transactions that exceed certain monetary thresholds or numerical limits within a period of time. If, in its judgment, Goldman Sachs detects excessive, short term trading, Goldman Sachs may reject or restrict a purchase or exchange request and may further seek to close an investor's account with a Fund. Goldman Sachs may modify its surveillance procedures and criteria from time to time without prior notice regarding the detection of excessive trading or to address specific circumstances. Goldman Sachs will apply the criteria in a manner that, in Goldman Sachs' judgment, will be uniform.

Fund shares may be held through omnibus arrangements maintained by intermediaries such as broker-dealers, investment advisers, transfer agents, administrators and insurance companies. In addition, Fund shares may be held in omnibus 401(k) plans, retirement plans and other group accounts. Omnibus accounts include multiple investors and such accounts typically provide the Funds with a net purchase or redemption request on any given day where the purchases and redemptions of Fund shares by the investors are netted against one another. The identity of individual investors whose purchase and redemption orders are aggregated are not known by the Funds. A number of these financial intermediaries may not have the capability or may not be willing to apply the Funds' market timing policies or any applicable redemption fee. While Goldman Sachs may monitor share turnover at the omnibus account level, a Fund's ability to monitor and detect market timing by shareholders or apply any applicable redemption fee in these omnibus accounts is limited. The netting effect makes it more difficult to identify, locate and eliminate market timing activities. In addition, those investors who engage in market timing and other excessive trading activities may employ a variety of techniques to avoid detection. There can be no assurance that the Funds and Goldman Sachs will be able to identify all those who trade excessively or employ a market timing strategy, and curtail their trading in every instance.

Taxation

As with any investment, you should consider how your investment in the Portfolios will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Portfolios.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Portfolio distributions and the sale of your Portfolio shares.

DISTRIBUTIONS

Each Portfolio contemplates declaring as dividends each year all or substantially all of its taxable income. Distributions you receive from the Portfolios are generally subject to federal income tax, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Portfolio shares or receive them in cash. For federal tax purposes, the Portfolios' income dividend distributions and short-term capital gains distributions are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Portfolio shares.

Under recent changes to the Internal Revenue Code (''the Code''), the maximum long-term capital gain tax rate applicable to individuals, estates, and trusts is reduced to 15%. A sunset provision provides that the 15% long-term capital gain rate and the taxation of dividends at the long-term capital gain rate will revert back to a prior version of these provisions in the Code for taxable years beginning after December 31, 2008. Also, Portfolio distributions to noncorporate shareholders attributable to dividends received by the Underlying Funds from U.S. and certain foreign corporations will generally be taxed at the long-term capital gain rate of 15%, as long as certain other requirements are met. For these lower rates to apply, the noncorporate shareholder must own their Portfolio shares for at least 61 days during the 121-day period beginning 60 days before the Portfolio's ex-dividend date. The amount of a Portfolio's distributions that would otherwise qualify for this favorable tax treatment may be reduced as a result of a high portfolio turnover rate.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. A percentage of the Portfolios' dividends paid to corporate shareholders may be eligible for the corporate dividends-received deduction. This percentage may, however, be reduced by a high portfolio turnover rate. The character and tax status of all distributions will be available to shareholders after the close of each calendar year.

The REIT investments of the underlying Real Estate Securities Fund often do not provide complete tax information to the Fund until after the calendar year-end. Consequently, because of the delay, it may be necessary for the Portfolios to request permission to extend the deadline for issuance of Forms 1099-DIV beyond January 31.

Each Portfolio may be subject to foreign withholding or other foreign taxes on income or gain from certain foreign securities. In general, the Portfolios may deduct these taxes in computing their taxable income.

If you buy shares of a Portfolio before it makes a distribution, the distribution will be taxable to you even though it may actually be a return of a portion of your investment. This is known as ''buying a dividend.''

SALES AND EXCHANGES

Your sale of Portfolio shares is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. For tax purposes, the exchange of your Portfolio shares for shares of a different Goldman Sachs Fund is the same as a sale. When you sell your shares, you will generally recognize a capital gain or loss in an amount equal to the difference between your adjusted tax basis in the shares and the amount received. Generally, this gain or loss will be long-term or short-term depending on whether your holding period for the shares exceeds twelve months, except that any loss realized on shares held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gain dividends that were received on the shares. Additionally, any loss realized on a sale, exchange or redemption of shares of a Portfolio may be disallowed under ''wash sale'' rules to the extent the shares disposed of are replaced with other shares of that Portfolio within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to a dividend reinvestment in shares of that Portfolio. If disallowed, the loss will be reflected in an adjustment to the basis of the shares acquired.

OTHER INFORMATION

When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Portfolio must withhold 28% of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Portfolio to do so.

Non-U.S. investors may be subject to U.S. withholding and estate tax. However, distributions of short-term capital gains and qualified interest income made by the Funds to non-U.S. investors after December 31, 2004 and before January 1, 2008 will generally not be subject to withholding.

Appendix A
Additional Information on the Underlying Funds

This Appendix provides further information on certain types of investments and techniques that may be used by the Underlying Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request, and in the prospectuses of the Underlying Funds.

The Underlying Equity Funds invest primarily in common stocks and other equity investments, including preferred stocks, interests in real estate investment trusts, convertible debt obligations, convertible preferred stocks, equity interests in trusts, partnerships, joint ventures, limited liability companies and similar enterprises, warrants, stock purchase rights and synthetic and derivative instruments that have economic characteristics similar to equity securities (''equity investments''). The Underlying Fixed-Income Funds invest primarily in fixed-income securities, including senior and subordinated corporate debt obligations (such as bonds, debentures, notes and commercial paper), convertible and non-convertible corporate debt obligations, loan participations and preferred stock. The Underlying Fixed Income Funds can also make substantial investments in futures contracts, swaps and other derivatives.

The Short-Duration Government Fund invests principally in U.S. Government Securities and related repurchase agreements, and does not invest in foreign securities. The investments of the Financial Square Prime Obligations Fund are limited by SEC regulations applicable to money market funds as described in its prospectus, and do not include many of the types of investments discussed below that are permitted for the other Underlying Funds. With these exceptions, and the further exceptions noted below, the following description applies generally to the Underlying Funds.

A. General Risks of the Underlying Funds

The Underlying Equity Funds will be subject to the risks associated with common stocks and other equity investments. In general, the values of equity investments fluctuate in response to the activities of individual companies and in response to general market and economic conditions. Accordingly, the values of the equity investments that an Underlying Fund holds may decline over short or extended periods. The stock markets tend to be cyclical, with periods when stock prices

generally rise and periods when prices generally decline. In recent years, stock markets have experienced substantial price volatility.

The Underlying Fixed-Income Funds will be subject to the risks associated with fixed-income securities. These risks include interest rate risk, credit risk and call/extension risk. In general, interest rate risk involves the risk that when interest rates decline, the market value of fixed-income securities tends to increase (although many mortgage-related securities will have less potential than other debt securities for capital appreciation during periods of declining rates). Conversely, when interest rates increase, the market value of fixed-income securities tends to decline. Credit risk involves the risk that an issuer or guarantor could default on its obligations, and an Underlying Fund will not recover its investment. Call risk and extension risk are normally present in adjustable rate mortgage loans (''ARMs''), mortgage-backed securities and asset-backed securities. For example, homeowners have the option to prepay their mortgages. Therefore, the duration of a security backed by home mortgages can either shorten (call risk) or lengthen (extension risk). In general, if interest rates on new mortgage loans fall sufficiently below the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to increase. Conversely, if mortgage loan interest rates rise above the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to decrease. In either case, a change in the prepayment rate can result in losses to investors. The same would be true of asset-backed securities, such as securities backed by car loans.

The Financial Square Prime Obligations Fund attempts to maintain a stable NAV of $1.00 per share and values its assets using the amortized cost method in accordance with SEC regulations. There is no assurance, however, that the Financial Square Prime Obligations Fund will be successful in maintaining its per share value at $1.00 on a continuous basis. The per share NAVs of the other Underlying Funds are expected to fluctuate on a daily basis.

The portfolio turnover rates of the Underlying Funds have ranged from 30% to 549% during their most recent fiscal years. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by an Underlying Fund and its shareholders, and is also likely to result in higher short-term capital gains taxable to shareholders. The portfolio turnover rate is calculated by dividing the lesser of the dollar amount of sales or purchases of portfolio securities by the average monthly value of an Underlying Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less.

B. Other Risks of the Underlying Funds

Risks of Investing in Small Capitalization and Mid-Capitalization Companies. Certain Underlying Funds may, to the extent consistent with their investment policies, invest in small and mid-capitalization companies. Investments in small and mid-capitalization companies involve greater risk and portfolio price volatility than investments in larger capitalization stocks. Among the reasons for the greater price volatility of these investments are the less certain growth prospects of smaller firms and the lower degree of liquidity in the markets for such securities. Small and mid-capitalization companies may be thinly traded and may have to be sold at a discount from current market prices or in small lots over an extended period of time. In addition, these securities are subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities in particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic or market conditions, or adverse investor perceptions, whether or not accurate. Because of the lack of sufficient market liquidity, an Underlying Fund may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Small and mid-capitalization companies include ''unseasoned'' issuers that do not have an established financial history; often have limited product lines, markets or financial resources; may depend on or use a few key personnel for management; and may be susceptible to losses and risks of bankruptcy. Small and mid-capitalization companies may be operating at a loss or have significant variations in operating results; may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence; may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position; and may have substantial borrowings or may otherwise have a weak financial condition. In addition, these companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel. Transaction costs for these investments are often higher than those for larger capitalization companies. Investments in small and mid-capitalization companies may be more difficult to price precisely than other types of securities because of their characteristics and lower trading volumes.

Risks of Foreign Investments. Certain of the Underlying Funds may make foreign investments. Foreign investments involve special risks that are not typically associated with U.S. dollar denominated or quoted securities of U.S. issuers. Foreign investments may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and changes in exchange control regulations (*e.g.*, currency blockage). A decline in the exchange rate of the currency (*i.e.*, weakening of the currency against the U.S. dollar) in

which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce the value of the portfolio security. In addition, if the currency in which an Underlying Fund receives dividends, interest or other payments declines in value against the U.S. dollar before such income is distributed as dividends to shareholders or converted to U.S. dollars, the Underlying Fund may have to sell portfolio securities to obtain sufficient cash to pay such dividends.

Brokerage commissions, custodial services and other costs relating to investment in international securities markets generally are more expensive than in the United States. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. issuers. There may be less publicly available information about a foreign issuer than about a U.S. issuer. In addition, there is generally less government regulation of foreign markets, companies and securities dealers than in the United States, and the legal remedies for investors may be more limited than the remedies available in the United States. Foreign securities markets may have substantially less volume than U.S. securities markets and securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains distributions), limitations on the removal of funds or other assets from such countries, and risks of political or social instability or diplomatic developments which could adversely affect investments in those countries.

Concentration of an Underlying Fund's assets in one or a few countries and currencies will subject a Fund to greater risks than if an Underlying Fund's assets were not geographically concentrated.

Investment in sovereign debt obligations by a certain Underlying Fund involves risks not present in debt obligations of corporate issuers. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and an Underlying Fund may have limited recourse to compel payment in the event of a default. Periods of economic uncertainty may result in the volatility of market prices of sovereign debt, and in turn an Underlying Fund's NAV, to a greater extent than the volatility inherent in debt obligations of U.S. issuers.

A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward international lenders, and the political constraints to which a sovereign debtor may be subject.

Investments in foreign securities may take the form of sponsored and unsponsored American Depositary Receipts (''ADRs'') and Global Depositary Receipts (''GDRs''). Certain Underlying Funds may also invest in European Depositary Receipts (''EDRs'') or other similar instruments representing securities of foreign issuers. ADRs, GDRs and EDRs represent the right to receive securities of foreign issuers deposited in a bank or other depository. ADRs and certain GDRs are traded in the United States. GDRs may be traded in either the United States or in foreign markets. EDRs are traded primarily outside the United States. Prices of ADRs are quoted in U.S. dollars. EDRs and GDRs are not necessarily quoted in the same currency as the underlying security.

Risks of Euro. On January 1, 1999, the European Economic and Monetary Union (EMU) introduced a new single currency called the euro. The euro has replaced the national currencies of the following member countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. In addition, ten new countries, Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia and Slovenia became members of the EMU on May 1, 2004, but these countries will not adopt the euro as their new currency until they can show that their economies have converged with the economies of the euro zone.

The European Central Bank has control over each country's monetary policies. Therefore, the member countries no longer control their own monetary policies by directing independent interest rates for their currencies. The national governments of the participating countries, however, have retained the authority to set tax and spending policies and public debt levels.

The change to the euro as a single currency is relatively new and untested. The elimination of currency risk among EMU countries has affected the economic environment and behavior of investors, particularly in European markets, but the long-term impact of those changes on currency values or on the business or financial condition of European countries and issuers cannot be fully assessed at this time. In addition, the introduction of the euro presents other unique uncertainties, including the fluctuation of the euro relative to non-euro currencies; whether the interest rate, tax and labor regimes of European countries participating in the euro will converge over time; and whether the conversion of the currencies

of other countries that now are or may in the future become members of the European Union (''EU'') will have an impact on the euro. Also, it is possible that the euro could be abandoned in the future by countries that have already adopted its use. These or other events, including political and economic developments, could cause market disruptions, and could adversely affect the value of securities held by the Underlying Funds. Because of the number of countries using this single currency, a significant portion of the assets held by certain Underlying Funds may be denominated in the euro.

Risks of Emerging Countries. Certain Underlying Funds may invest in securities of issuers located in emerging countries. The risks of foreign investment are heightened when the issuer is located in an emerging country. Emerging countries are generally located in the Asia and Pacific regions, Eastern Europe, Latin, Central and South America, Africa and the Middle East. An Underlying Fund's purchase and sale of portfolio securities in certain emerging countries may be constrained by limitations relating to daily changes in the prices of listed securities, periodic trading or settlement volume and/or limitations on aggregate holdings of foreign investors. Such limitations may be computed based on the aggregate trading volume by or holdings of an Underlying Fund, the investment adviser, its affiliates and their respective clients and other service providers. An Underlying Fund may not be able to sell securities in circumstances where price, trading or settlement volume limitations have been reached.

Foreign investment in the securities markets of certain emerging countries is restricted or controlled to varying degrees which may limit investment in such countries or increase the administrative costs of such investments. For example, certain Asian countries require governmental approval prior to investments by foreign persons or limit investment by foreign persons to only a specified percentage of an issuer's outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the issuer available for purchase by nationals. In addition, certain countries may restrict or prohibit investment opportunities in issuers or industries deemed important to national interests. Such restrictions may affect the market price, liquidity and rights of securities that may be purchased by an Underlying Fund. The repatriation of both investment income and capital from certain emerging countries is subject to restrictions such as the need for governmental consents. In situations where a country restricts direct investment in securities (which may occur in certain Asian and other countries), an Underlying Fund may invest in such countries through other investment funds in such countries.

Many emerging countries have experienced currency devaluations and substantial (and, in some cases, extremely high) rates of inflation. Other emerging countries

have experienced economic recessions. These circumstances have had a negative effect on the economies and securities markets of such emerging countries. Economies in emerging countries generally are dependent heavily upon commodity prices and international trade and, accordingly, have been and may continue to be affected adversely by the economies of their trading partners, trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade.

Many emerging countries are subject to a substantial degree of economic, political and social instability. Governments of some emerging countries are authoritarian in nature or have been installed or removed as a result of military coups, while governments in other emerging countries have periodically used force to suppress civil dissent. Disparities of wealth, the pace and success of democratization, and ethnic, religious and racial disaffection, among other factors, have also led to social unrest, violence and/or labor unrest in some emerging countries. Unanticipated political or social developments may result in sudden and significant investment losses. Investing in emerging countries involves greater risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested. As an example, in the past some Eastern European governments have expropriated substantial amounts of private property, and many claims of the property owners have never been fully settled. There is no assurance that similar expropriations will not recur in Eastern European or other countries.

An Underlying Fund's investment in emerging countries may also be subject to withholding or other taxes, which may be significant and may reduce the return from an investment in such countries to the Underlying Fund.

Settlement procedures in emerging countries are frequently less developed and reliable than those in the United States and may involve an Underlying Fund's delivery of securities before receipt of payment for their sale. In addition, significant delays may occur in certain markets in registering the transfer of securities. Settlement or registration problems may make it more difficult for an Underlying Fund to value its portfolio securities and could cause the Underlying Fund to miss attractive investment opportunities, to have a portion of its assets uninvested or to incur losses due to the failure of a counterparty to pay for securities the Underlying Fund has delivered or the Underlying Fund's inability to complete its contractual obligations because of theft or other reasons.

The creditworthiness of the local securities firms used by an Underlying Fund in emerging countries may not be as sound as the creditworthiness of firms used in more developed countries. As a result, the Underlying Fund may be subject to a

greater risk of loss if a securities firm defaults in the performance of its responsibilities.

The small size and inexperience of the securities markets in certain emerging countries and the limited volume of trading in securities in those countries may make an Underlying Fund's investments in such countries less liquid and more volatile than investments in countries with more developed securities markets (such as the United States, Japan and most Western European countries). An Underlying Fund's investments in emerging countries are subject to the risk that the liquidity of a particular investment, or investments generally, in such countries will shrink or disappear suddenly and without warning as a result of adverse economic, market or political conditions, or adverse investor perceptions, whether or not accurate. Because of the lack of sufficient market liquidity, an Underlying Fund may incur losses because it will be required to effect sales at a disadvantageous time and then only at a substantial drop in price. Investments in emerging countries may be more difficult to price precisely because of the characteristics discussed above and lower trading volumes.

An Underlying Fund's use of foreign currency management techniques in emerging countries may be limited. The Underlying Funds' investment advisers anticipate that a significant portion of the Underlying Funds' currency exposure in emerging countries may not be covered by these techniques.

Risks of Derivative Investments. An Underlying Fund's transactions, if any, in options, futures, options on futures, swaps, options on swaps, interest rate caps, floors and collars, structured securities, inverse floating-rate securities, stripped mortgage-backed securities and foreign currency transactions involve additional risk of loss. Loss can result from a lack of correlation between changes in the value of derivative instruments and the portfolio assets (if any) being hedged, the potential illiquidity of the markets for derivative instruments, or the risks arising from margin requirements and related leverage factors associated with such transactions. The use of these management techniques also involves the risk of loss if the investment adviser is incorrect in its expectation of fluctuations in securities prices, interest rates or currency prices. Certain Underlying Funds may also invest in derivative investments for non-hedging purposes (that is, to seek to increase total return). Investing for non-hedging purposes is considered a speculative practice and presents even greater risk of loss.

Derivative Mortgage-Backed Securities (such as principal-only (''POs''), interest-only (''IOs'') or inverse floating rate securities) are particularly exposed to call and extension risks. Small changes in mortgage prepayments can significantly impact the cash flow and the market value of these securities. In general, the risk of faster than anticipated prepayments adversely affects IOs, super floaters and premium

priced mortgage-backed securities. The risk of slower than anticipated prepayments generally adversely affects POs, floating-rate securities subject to interest rate caps, support tranches and discount priced mortgage-backed securities. In addition, particular derivative securities may be leveraged such that their exposure (*i.e.*, price sensitivity) to interest rate and/or prepayment risk is magnified.

Some floating-rate derivative debt securities can present more complex types of derivative and interest rate risks. For example, range floaters are subject to the risk that the coupon will be reduced below market rates if a designated interest rate floats outside of a specified interest rate band or collar. Dual index or yield curve floaters are subject to lower prices in the event of an unfavorable change in the spread between two designated interest rates.

Risks of Investments in Central and South America. A significant portion of the Emerging Markets Debt Fund's portfolio may be invested in issuers located in Central and South American countries. The economies of Central and South American countries have experienced considerable difficulties in the past decade, including high inflation rates, high interest rates and currency devaluations. As a result, Central and South American securities markets have experienced great volatility. In addition, a number of Central and South American countries are among the largest emerging country debtors. There have been moratoria on, and reschedulings of, repayment with respect to these debts. Such events can restrict the flexibility of these debtor nations in the international markets and result in the imposition of onerous conditions on their economies. The political history of certain Central and South American countries has been characterized by political uncertainty, intervention by the military in civilian and economic spheres and political corruption. Such developments, if they were to recur, could reverse favorable trends toward market and economic reform, privatization and removal of trade barriers. Certain Central and South American countries have entered into regional trade agreements that would, among other things, reduce barriers between countries, increase competition among companies and reduce government subsidies in certain industries. No assurance can be given that these changes will result in the economic stability intended. There is a possibility that these trade arrangements will not be implemented, will be implemented but not completed or will be completed but then partially or completely unwound. Any of the foregoing risk factors could have an adverse impact on an Underlying Fund's investments in Central and South America.

Risks of Illiquid Securities. The Underlying Funds may invest up to 15% (10% in the case of the Financial Square Prime Obligations Fund) of their net assets in

illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain municipal leases and participation interests
- Certain stripped mortgage-backed securities
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain over-the-counter options
- Certain structured securities and all swap transactions
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (''144A Securities'').

Investing in 144A Securities may decrease the liquidity of an Underlying Fund's portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Credit/Default Risks. Debt securities purchased by the Underlying Funds may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instrumentalities and sponsored enterprises), foreign governments, domestic and foreign corporations, banks and other issuers. Some of these fixed-income securities are described in the next section below. Further information is provided in the Additional Statement.

Debt securities rated BBB– or higher by Standard & Poor's Ratings Group (''Standard & Poor's'') or Baa3 or higher by Moody's Investors Service, Inc. (''Moody's'') or having a comparable rating by another NRSRO are considered ''investment grade.'' Securities rated BBB– or Baa3 are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken their issuers' capacity to pay interest and repay principal. A security will be deemed to have met a rating requirement if it receives the minimum required rating from at least one such rating organization even though it has been rated below the minimum rating by one or more other rating organizations, or if unrated by such rating organizations, the security is determined by the investment adviser to be of comparable credit quality. A security satisfies the Fund's minimum rating requirement regardless of its relative ranking (for example, plus or minus) within a designated major rating category (for example, BBB or Baa). If a security satisfies an Underlying Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below such rating, the Underlying Fund will not be required to dispose of the security. If a downgrade occurs, the Underlying Fund's investment adviser will consider what action, including the sale of the security, is in the best interest of the Underlying Fund and its shareholders.

Certain Underlying Funds may invest in fixed-income securities rated BB or Ba or below (or comparable unrated securities) which are commonly referred to as ''junk bonds.'' Junk bonds are considered predominantly speculative and may be questionable as to principal and interest payments.

In some cases, junk bonds may be highly speculative, have poor prospects for reaching investment grade standing and be in default. As a result, investment in such bonds will present greater speculative risks than those associated with investment in investment grade bonds. Also, to the extent that the rating assigned to a security in an Underlying Fund's portfolio is downgraded by a rating organization, the market price and liquidity of such security may be adversely affected.

Risks of Initial Public Offerings. Certain Underlying Funds may invest in IPOs. An IPO is a company's first offering of stock to the public. IPO risk is the risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When an Underlying Fund's asset base is small, a significant portion of the Underlying Fund's performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Underlying Fund. As the Underlying Fund's assets grow, the effect of the Underlying Fund's investments in IPOs on the Underlying Fund's performance probably will decline, which could reduce the Underlying Fund's performance. Because of the price volatility of IPO shares, an Underlying Fund may choose to hold IPO shares for a very short period of time. This may increase the turnover of the Underlying Fund's portfolio and may lead to increased expenses to the Underlying Fund, such as commissions and transaction costs. By selling IPO shares, the Underlying Fund may realize taxable gains it will subsequently distribute to shareholders. In addition, the market for IPO shares can be speculative and/or inactive for extended periods of time. There is no assurance that an Underlying Fund will be able to obtain allocable portions of IPO shares. The limited number of shares available for trading in some IPOs may make it more difficult for an Underlying Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing prices. Investors in IPO shares can be affected by substantial dilution in the value of their shares, by sales of additional shares and by concentration of control in existing management and principal shareholders.

Non-Diversification and Concentration Risks. The Global Income Fund is registered as a ''non-diversified'' fund under the Investment Company Act and is, therefore, more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments. In addition, the Global Income Fund, and certain other Underlying Funds, may invest more than 25% of their total assets in the securities of corporate and governmental issuers located in a particular foreign country or region. Concentration of the investments of these or other Underlying Funds in issuers located in a particular country or region will subject the Underlying Fund, to a greater extent than if investments were less concentrated, to losses arising from adverse developments affecting those issuers or countries.

Temporary Investment Risks. The Underlying Funds may invest a substantial portion, and in some cases all, of their total assets, in cash equivalents for temporary periods. When an Underlying Fund's assets are invested in such instruments, the Underlying Fund may not be achieving its investment objective.

C. Investment Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Underlying Funds, including their associated risks.

An Underlying Fund may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Underlying Fund's investment objective and policies. Further information is provided in the Additional Statement, which is available upon request.

U.S. Government Securities. Each Underlying Fund may invest in U.S. Government Securities. U.S. Government Securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. Government Securities may be supported by (a) the full faith and credit of the U.S. Treasury; (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer. U.S. Government Securities also include Treasury receipts, zero coupon bonds and other stripped U.S. Government Securities, where the interest and principal components of stripped U.S. Government Securities are traded independently.

Custodial Receipts and Trust Certificates. Each Underlying Fund may invest in custodial receipts and trust certificates representing interests in securities held by a custodian or trustee. The securities so held may include U.S. Government Securities, Municipal Securities or other types of securities in which an Underlying Fund may invest. The custodial receipts or trust certificates may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. government or other issuer of the securities held by the custodian or trustee. If for tax purposes an Underlying Fund is not considered to be the owner of the underlying securities held in the custodial or trust account, the Underlying Fund may suffer adverse tax consequences. As a holder of custodial receipts and trust certificates, an Underlying Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. Each Underlying Fund may also invest in separately issued interests in custodial receipts and trust certificates.

Mortgage-Backed Securities. The Underlying Funds (other than CORE Large Cap Growth, CORE Large Cap Value, CORE Small Cap Equity and CORE International Equity Funds (the ‘‘CORE Equity Funds’’)) may invest in securities that represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property (‘‘Mortgage-Backed Securities’’). Mortgage-Backed Securities can be backed by either fixed rate mortgage loans or adjustable rate mortgage loans, and may be issued by either a governmental or non-governmental entity. Privately issued Mortgage-Backed Securities are normally structured with one or more types of ‘‘credit enhancement.’’ However, these Mortgage-Backed Securities typically do not have the same credit standing as U.S. government guaranteed Mortgage-Backed Securities.

Mortgage-Backed Securities may include multiple class securities, including collateralized mortgage obligations (‘‘CMOs’’), and Real Estate Mortgage Investment Conduit (‘‘REMIC’’) pass-through or participation certificates. A REMIC is a CMO that qualifies for special tax treatment and invests in certain mortgages principally secured by interests in real property and other permitted investments. CMOs provide an investor with a specified interest in the cash flow from a pool of underlying mortgages or of other Mortgage-Backed Securities. CMOs are issued in multiple classes each with a specified fixed or floating interest rate, and a final scheduled distribution rate. In many cases, payments of principal are applied to the CMO classes in the order of their respective stated maturities, so that no principal payments will be made on a CMO class until all other classes having an earlier stated maturity date are paid in full.

Sometimes, however, CMO classes are ‘‘parallel pay,’’ *i.e.*, payments of principal are made to two or more classes concurrently. In some cases, CMOs may have the characteristics of a stripped mortgage-backed security whose price can be highly volatile. CMOs may exhibit more or less price volatility and interest rate risk than other types of Mortgage-Backed Securities, and under certain interest rate and payment scenarios, the Underlying Fund may fail to recoup fully its investment in certain of these securities regardless of their credit quality.

Mortgage-Backed Securities also include stripped Mortgage-Backed Securities (‘‘SMBS’’), which are derivative multiple class Mortgage-Backed Securities. SMBS are usually structured with two different classes: one that receives substantially all of the interest payments and the other that receives substantially all of the principal payments from a pool of mortgage loans. The market value of SMBS consisting entirely of principal payments generally is unusually volatile in response to changes in interest rates. The yields on SMBS that receive all or most of the interest from mortgage loans are generally higher than prevailing market yields on other Mortgage-Backed Securities because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be fully recouped.

Asset-Backed Securities. The Underlying Funds (other than the CORE Equity Funds) may invest in asset-backed securities. Asset-backed securities are securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, installment contracts and personal property. Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, an Underlying Fund’s ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. Asset-backed securities present credit risks that are not presented by Mortgage-Backed Securities. This is because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable in quality to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, the Underlying Fund will be unable to possess and sell the underlying collateral and that the Underlying Fund’s recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, an Underlying Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Municipal Securities. Certain Underlying Funds may invest in securities and instruments issued by state and local governmental issuers. Municipal securities in which an Underlying Fund may invest consist of bonds, notes, commercial paper and other instruments (including participation interests in such securities) issued by or on behalf of states, territories and possessions of the United States (including the District of Columbia) and their political subdivisions, agencies or instrumentalities. Municipal securities include both ''general'' and ''revenue'' bonds and may be issued to obtain funds for various public purposes. General obligations are secured by the issuer's pledge of its full faith, credit and taxing power. Revenue obligations are payable only from the revenues derived from a particular facility or class of facilities. Such securities may pay fixed, variable or floating rates of interest. Municipal securities are often issued to obtain funds for various public purposes, including the construction of a wide range of public facilities such as bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Municipal securities in which the Underlying Funds may invest include private activity bonds, pre-refunded municipal securities and auction rate securities.

The obligations of the issuer to pay the principal of and interest on a municipal security are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Act, and laws, if any, that may be enacted by Congress or state legislatures extending the time for payment of principal or interest or imposing other constraints upon the enforcement of such obligations. There is also the possibility that, as a result of litigation or other conditions, the power or ability of the issuer to pay when due the principal of or interest on a municipal security may be materially affected.

In addition, municipal securities include municipal leases, certificates of participation and ''moral obligation'' bonds. A municipal lease is an obligation issued by a state or local government to acquire equipment or facilities. Certificates of participation represent interests in municipal leases or other instruments, such as installment purchase agreements. Moral obligation bonds are supported by a moral commitment, but not a legal obligation, of a state or local government. Municipal leases, certificates of participation and moral obligation bonds frequently involve special risks not normally associated with general obligation or revenue bonds. In particular, these instruments permit governmental issuers to acquire property and equipment without meeting constitutional and statutory requirements for the issuance of debt. If, however, the governmental issuer does not periodically appropriate money to enable it to meet its payment obligations under these instruments, it cannot be legally compelled to do so. If a default occurs, it is likely that an Underlying Fund would be unable to obtain another acceptable source of payment. Some municipal leases, certificates of participation and moral obligation bonds may be illiquid.

Municipal securities may also be in the form of a tender option bond, which is a municipal security (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term, tax-exempt rates. The bond is typically issued with the agreement of a third party, such as a bank, broker-dealer or other financial institution, which grants the security holders the option, at periodic intervals, to tender their securities to the institution. After payment of a fee to the financial institution that provides this option, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. An institution may not be obligated to accept tendered bonds in the event of certain defaults or a significant downgrading in the credit rating assigned to the issuer of the bond. The tender option will be taken into account in determining the maturity of the tender option bonds and an Underlying Fund's duration. There is risk that an Underlying Fund will not be considered the owner of a tender option bond for federal income tax purposes, and thus will not be entitled to treat such interest as exempt from federal income tax. Certain tender option bonds may be illiquid.

Municipal securities may be backed by letters of credit or other forms of credit enhancement issued by domestic or foreign banks or by other financial institutions. The credit quality of these banks and financial institutions could, therefore, cause a loss to an Underlying Fund that invests in municipal securities. Letters of credit and other obligations of foreign banks and financial institutions may involve risks in addition to those of domestic obligations because of less publicly available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities, and are generally not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks.

Brady Bonds and Similar Instruments. Certain Underlying Funds may invest in debt obligations commonly referred to as ''Brady Bonds.'' Brady Bonds are created through the exchange of existing commercial bank loans to foreign borrowers for new obligations in connection with debt restructurings under a plan introduced by former U.S. Secretary of the Treasury, Nicholas F. Brady (the ''Brady Plan'').

Brady Bonds involve various risk factors including the history of defaults with respect to commercial bank loans by public and private entities of countries issuing Brady Bonds. There can be no assurance that Brady Bonds in which the Underlying Funds may invest will not be subject to restructuring arrangements or to requests for new credit, which may cause an Underlying Fund to suffer a loss of interest or principal on its holdings.

In addition, an Underlying Fund may invest in other interests issued by entities organized and operated for the purpose of restructuring the investment characteristics of instruments issued by emerging country issuers. These types of restructuring involve the deposit with or purchase by an entity of specific instruments and the issuance by that entity of one or more classes of securities backed by, or representing interests in, the underlying instruments. Certain issuers of such structured securities may be deemed to be ''investment companies'' as defined in the Investment Company Act. As a result, an Underlying Fund's investment in such securities may be limited by certain investment restrictions contained in the Investment Company Act.

Corporate Debt Obligations; Bank Obligations; Trust Preferred Securities; Convertible Securities. Certain Underlying Funds may invest in corporate debt obligations, trust preferred securities and convertible securities. Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of U.S. or foreign corporations to pay interest and repay principal. In addition, certain Underlying Funds may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by governmental regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry. A trust preferred security is a long dated bond (for example, 30 years) with preferred features. The preferred features are that payment of interest can be deferred for a specified period without initiating a default event. The securities are generally senior in claim to standard preferred stock but junior to other bondholders. Certain Underlying Funds may also invest in other short-term obligations issued or guaranteed by U.S. corporations, non-U.S. corporations or other entities.

Convertible securities are preferred stock or debt obligations that are convertible into common stock. Convertible securities generally offer lower interest or dividend yields than nonconvertible securities of similar quality. Convertible securities in which an Underlying Fund invests are subject to the same rating criteria as its other investments in fixed-income securities. Convertible securities have both equity and fixed-income risk characteristics. Like all fixed-income securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in interest rates. Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security, like a fixed-income security, tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock.

Zero Coupon, Deferred Interest, Pay-In-Kind and Capital Appreciation Bonds. Certain Underlying Funds may invest in zero coupon, deferred interest, pay-in-kind and capital appreciation bonds. These bonds are issued at a discount from their face value because interest payments are typically postponed until maturity. Pay-in-kind securities are securities that have interest payable by the delivery of additional securities. The market prices of these securities generally are more volatile than the market prices of interest-bearing securities and are likely to respond to a greater degree to changes in interest rates than interest-bearing securities having similar maturities and credit quality.

Rating Criteria. Except as noted below, the Underlying Equity Funds (other than the CORE Equity Funds, which may only invest in debt instruments that are cash equivalents) may invest in debt securities rated at least investment grade at the time of investment. Investment grade debt securities are securities rated BBB– or higher by Standard & Poor's or Baa3 or higher by Moody's. The Emerging Markets Equity Fund may invest up to 20% of its net assets plus any borrowings for investment purposes (measured at time of purchase) and the Real Estate Securities Fund may invest up to 20% of its total assets not including securities lending collateral (measured at time of purchase) in debt securities which are rated in the lowest rating categories by Standard & Poor's or Moody's (i.e., BB or lower by Standard & Poor's or Ba or lower by Moody's), including securities rated D by Moody's or Standard & Poor's. Fixed-income securities rated BB or Ba or below (or comparable unrated securities) are commonly referred to as ''junk bonds,'' are considered predominately speculative and may be questionable as to principal and interest payments as described above.

Structured Securities and Inverse Floaters. Certain Underlying Funds may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the ''Reference'') or the relative change in two or more References. The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may present a greater degree of market risk than many types of securities, and may be more volatile, less liquid and more difficult to price accurately than less complex securities.

Structured securities include, but are not limited to, inverse floating rate debt securities (''inverse floaters''). The interest rate on inverse floaters resets in the opposite direction from the market rate of interest to which the inverse floater is indexed. An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher the degree of leverage of an inverse floater, the greater the volatility of its market value.

Floating and Variable Rate Obligations. Certain Underlying Funds may purchase floating and variable rate obligations. The value of these obligations is generally more stable than that of a fixed rate obligation in response to changes in interest rate levels. The issuers or financial intermediaries providing demand features may support their ability to purchase the obligations by obtaining credit with liquidity supports. These may include lines of credit, which are conditional commitments to lend, and letters of credit, which will ordinarily be irrevocable both of which may be issued by domestic banks or foreign banks. An Underlying Fund may purchase variable or floating rate obligations from the issuers or may purchase certificates of participation, a type of floating or variable rate obligation, which are interests in a pool of debt obligations held by a bank or other financial institution.

Foreign Currency Transactions. Certain Underlying Funds may, to the extent consistent with their investment policies, purchase or sell foreign currencies on a cash basis or through forward contracts. A forward contract involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract. Certain Underlying Funds may engage in foreign currency transactions for hedging purposes and to seek to protect against anticipated changes in future foreign currency exchange rates. In addition, certain Underlying Funds may enter into foreign currency transactions to seek a closer correlation between the Underlying Fund's overall currency exposures and the currency exposures of the Underlying Fund's performance benchmark. Certain Underlying Funds may also enter into such transactions to seek to increase total return, which is considered a speculative practice.

Certain Underlying Funds may also engage in cross-hedging by using forward contracts in a currency different from that in which the hedged security is denominated or quoted. An Underlying Fund may hold foreign currency received in connection with investments in foreign securities when, in the judgment of the investment adviser, it would be beneficial to convert such currency into U.S. dollars at a later date (e.g., the investment adviser may anticipate the foreign currency to appreciate against the U.S. dollar).

Currency exchange rates may fluctuate significantly over short periods of time, causing, along with other factors, an Underlying Fund's NAV to fluctuate. Currency exchange rates also can be affected unpredictably by the intervention of U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad.

The market in forward foreign currency exchange contracts, currency swaps and other privately negotiated currency instruments offers less protection against defaults by the other party to such instruments than is available for currency instruments traded on an exchange. Such contracts are subject to the risk that the counterparty to the contract will default on its obligations. Since these contracts are not guaranteed by an exchange or clearinghouse, a default on a contract would deprive an Underlying Fund of unrealized profits, transaction costs, or the benefits of a currency hedge, or could force the Underlying Fund to cover its purchase or sale commitments, if any, at the current market price.

Options on Securities, Securities Indices and Foreign Currencies. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period. A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period. Each Underlying Fund may write (sell) covered call and put options and purchase put and call options on any securities in which the Underlying Fund may invest or on any securities index consisting of securities in which it may invest. Certain Underlying Funds may also, to the extent consistent with their investment policies, purchase and sell (write) put and call options on foreign currencies.

The writing and purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which is considered a speculative activity). The successful use of options depends in part on the ability of an investment adviser to manage future price fluctuations and the degree of correlation between the options and securities (or currency) markets. If an investment adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are written and purchased and the instruments in an Underlying Fund's investment portfolio, the Underlying Fund may incur losses that it would not otherwise incur. The use of options can also increase an Underlying Fund's transaction costs. Options written or purchased by the Underlying Funds may be traded on either U.S. or foreign exchanges or over-the-counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Yield Curve Options. Certain Underlying Funds may enter into options on the yield ''spread'' or differential between two securities. Such transactions are referred to as ''yield curve'' options. In contrast to other types of options, a yield curve option is based on the difference between the yields of designated securities rather than the prices of the individual securities, and is settled through cash payments. Accordingly, a yield curve option is profitable to the holder if this differential widens (in the case of a call) or narrows (in the case of a put), regardless of whether the yields of the underlying securities increase or decrease.

The trading of yield curve options is subject to all of the risks associated with the trading of other types of options. In addition, however, such options present a risk of loss even if the yield of one of the underlying securities remains constant, or if the spread moves in a direction or to an extent which was not anticipated.

Futures Contracts and Options on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on particular securities, foreign currencies, securities indices and other financial instruments and indices. Certain Underlying Funds may engage in futures transactions on U.S. and (in the case of certain Underlying Funds) foreign exchanges.

Certain Underlying Funds may purchase and sell futures contracts, and purchase and write call and put options on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates, securities prices or to the extent an Underlying Fund invests in foreign securities, currency exchange rates, or to otherwise manage its term structure, sector selection and duration in accordance with its investment objective and policies. An Underlying Fund may also enter into closing purchase and sale transactions with respect to such contracts and options.

The Trust, on behalf of each Underlying Fund, has claimed an exclusion from the definition of the term ‘‘commodity pool operator’’ under the Commodity Exchange Act and, therefore, is not subject to registration or regulation as a pool operator under that Act with respect to the Underlying Funds.

Futures contracts and related options present the following risks:

- While an Underlying Fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in a poorer overall performance than if the Underlying Fund had not entered into any futures contracts or options transactions.
- Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and an Underlying Fund may be exposed to additional risk of loss.
- The loss incurred by an Underlying Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.
- Futures markets are highly volatile and the use of futures may increase the volatility of an Underlying Fund’s NAV.
- As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to an Underlying Fund.
- Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.
- Foreign exchanges may not provide the same protection as U.S. exchanges.

Preferred Stock, Warrants and Rights. Certain Underlying Funds may invest in preferred stock, warrants and rights. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer’s earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.

Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Loan Participations. Certain Underlying Funds may invest in loan participations. A loan participation is an interest in a loan to a U.S. or foreign company or other borrower which is administered and sold by a financial intermediary. Loan participation interests may take the form of a direct or co-lending relationship with the corporate borrower, an assignment of an interest in the loan by a co-lender or another participant, or a participation in the seller's share of the loan. When an Underlying Fund acts as co-lender in connection with a participation interest or when it acquires certain participation interests, the Underlying Fund will have direct recourse against the borrower if the borrower fails to pay scheduled principal and interest. In cases where the Underlying Fund lacks direct recourse, it will look to an agent for the lenders (the ''agent lender'') to enforce appropriate credit remedies against the borrower. In these cases, the Underlying Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Underlying Fund had purchased a direct obligation (such as commercial paper) of such borrower. Moreover, under the terms of the loan participation, the Underlying Fund may be regarded as a creditor of the agent lender (rather than of the underlying corporate borrower), so that the Underlying Fund may also be subject to the risk that the agent lender may become insolvent.

REITs. The Real Estate Securities Fund expects to invest a substantial portion of its total assets in REITs, which are pooled investment vehicles that invest primarily in either real estate or real estate related loans. In addition, other Underlying Equity Funds may invest in REITs from time to time. The value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. REITs are dependent upon the ability of the REITs' managers, and are subject to heavy cash flow dependency, default by borrowers and the qualification of the REITs under applicable regulatory requirements for favorable federal income tax treatment. REITs are also subject to risks generally associated with investments in real estate including possible declines in the value of real estate, general and local economic conditions, environmental problems and changes in interest rates. To the extent that assets underlying a REIT are concentrated geographically, by property type or in certain other respects, these risks may be heightened. Each Underlying Fund will indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests.

Other Investment Companies. Certain Underlying Funds may invest in securities of other investment companies (including exchange-traded funds such as SPDRs and iShares^{SM}, as defined below) subject to statutory limitations prescribed by the Investment Company Act. These limitations include a prohibition on any Underlying Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of an Underlying Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. An Underlying Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Although the Underlying Funds do not expect to do so in the foreseeable future, each Underlying Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Underlying Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which an Underlying Fund may invest include money market funds for which the Investment Adviser or any of its affiliates serve as investment adviser, administrator or distributor.

Exchange-traded funds such as SPDRs and iShares^{SM} are shares of unaffiliated investment companies which are traded like traditional equity securities on a national securities exchange or the NASDAQ® National Market System.

- ***Standard and Poor's Depositary Receipts^{TM}.*** The Underlying Equity Funds may, consistent with their investment policies, purchase Standard & Poor's Depositary Receipts^{TM} (''SPDRs''). SPDRs are securities traded on the American Stock Exchange (the ''AMEX'') that represent ownership in the SPDR Trust, a trust which has been established to accumulate and hold a portfolio of common stocks that is intended to track the price performance and dividend yield of the S&P 500®. The SPDR Trust is sponsored by a subsidiary of the AMEX. SPDRs may be used for several reasons, including, but not limited to, facilitating the handling of cash flows or trading, or reducing transaction costs. The price movement of SPDRs may not perfectly parallel the price action of the S&P 500.
- ***iShares^{SM}.*** iShares are shares of an investment company that invests substantially all of its assets in securities included in specified indices, including the MSCI indices for various countries and regions. iShares are listed on the AMEX and were initially offered to the public in 1996. The market prices of iShares are expected to fluctuate in accordance with both changes in the NAVs of their underlying indices and supply and demand of iShares on the AMEX. However, iShares have a limited operating history and information is lacking regarding the actual performance and trading liquidity of iShares for extended periods or over complete market cycles. In addition, there is no assurance that the requirements of the AMEX necessary to maintain the listing of iShares will continue to be met or will remain unchanged. In the event substantial market or other disruptions affecting iShares occur in the future, the liquidity and value of an Underlying Equity Fund's shares could also be substantially and adversely affected. If such disruptions were to occur, an Underlying Equity Fund could be required to reconsider the use of iShares as part of its investment strategy.

Unseasoned Companies. Certain Underlying Funds may invest in companies which (together with their predecessors) have operated less than three years. The securities of such companies may have limited liquidity, which can result in their being priced higher or lower than might otherwise be the case. In addition, investments in unseasoned companies are more speculative and entail greater risk than do investments in companies with an established operating record.

Non-Investment Grade Fixed-Income Securities. Non-investment grade fixed-income securities and unrated securities of comparable credit quality (commonly known as ''junk bonds'') are considered predominantly speculative by traditional investment standards. In some cases, these obligations may be highly speculative and have poor prospects for reaching investment grade standing. Non-investment grade fixed-income securities are subject to the increased risk of an issuer's inability to meet principal and interest obligations. These securities, also referred to as high yield securities, may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less secondary market liquidity.

Non-investment grade fixed-income securities are generally unsecured and are often subordinated to the rights of other creditors of the issuers of such securities. Investment by an Underlying Fund in defaulted securities poses additional risk of loss should nonpayment of principal and interest continue in respect of such securities. Even if such securities are held to maturity, recovery by an Underlying Fund of its initial investment and any anticipated income or appreciation is uncertain.

Equity Swaps. Each Underlying Equity Fund may invest up to 15% of its net assets in equity swaps. Equity swaps allow the parties to a swap agreement to exchange dividend income or other components of return on an equity investment (for example, a group of equity securities or an index) for a component of return on another non-equity or equity investment.

An equity swap may be used by an Underlying Fund to invest in a market without owning or taking physical custody of securities in circumstances in which direct investment may be restricted for legal reasons or is otherwise deemed impractical or disadvantageous. Equity swaps are derivatives and their value can be very volatile. To the extent that an investment adviser does not accurately analyze and predict the potential relative fluctuation of the components swapped with another party, an Underlying Fund may suffer a loss, which may be substantial. The value of some components of an equity swap (such as the dividends on a common stock) may also be sensitive to changes in interest rates. Furthermore, an Underlying Fund may suffer a loss if the counterparty defaults. Because equity swaps are normally illiquid, an Underlying Fund may be unable to terminate its obligations when desired.

When-Issued Securities and Forward Commitments. Each Underlying Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Underlying Fund at the time of entering into the transaction. A forward commitment involves the entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although an Underlying Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, an Underlying Fund may dispose of when-issued securities or forward commitments prior to settlement if its investment adviser deems it appropriate.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. Certain Underlying Funds may enter into repurchase agreements with securities dealers and banks which furnish collateral at least equal in value or market price to the amount of their repurchase obligation. Some Underlying Funds may also enter into repurchase agreements involving certain foreign government securities.

If the other party or ''seller'' defaults, an Underlying Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Underlying Fund are less than the repurchase price and the Underlying Fund's costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, an Underlying Fund could suffer additional losses if a court determines that the Fund's interest in the collateral is not enforceable.

Certain Underlying Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Lending of Portfolio Securities. Each Underlying Fund may engage in securities lending. Securities lending involves the lending of securities owned by an Underlying

Fund to financial institutions such as certain broker-dealers, including, as permitted by the SEC, Goldman Sachs. The borrowers are required to secure their loans continuously with cash, cash equivalents, U.S. Government Securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested by an Underlying Fund in short-term investments, including unregistered investment pools managed by the Investment Adviser or its affiliates. To the extent that cash collateral is so invested, such collateral will be subject to market depreciation or appreciation, and an Underlying Fund will be responsible for any loss that might result from its investment of the borrowers' collateral. If an investment adviser determines to make securities loans, the value of the securities loaned may not exceed 33⅓% of the value of the total assets of an Underlying Fund (including the loan collateral). Loan collateral (including any investment of the collateral) is not subject to the percentage limitations described elsewhere in this Prospectus regarding investments in fixed-income securities and cash equivalents.

An Underlying Fund may lend its securities to increase its income. An Underlying Fund may, however, experience delay in the recovery of its securities or incur a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Underlying Fund or becomes insolvent.

Short Sales Against-the-Box. Certain Underlying Funds may make short sales against-the-box. A short sale against-the-box means that at all times when a short position is open the Underlying Fund will own an equal amount of securities sold short, or securities convertible into or exchangeable for, without the payment of any further consideration, an equal amount of the securities of the same issuer as the securities sold short.

Mortgage Dollar Rolls. Certain Underlying Funds may enter into ''mortgage dollar rolls.'' In mortgage dollar rolls, an Underlying Fund sells securities for delivery in the current month and simultaneously contracts with the same counterparty to repurchase substantially similar (same type, coupon and maturity) but not identical securities on a specified future date. During the roll period, the Underlying Fund loses the right to receive principal and interest paid on the securities sold. However, the Underlying Fund benefits to the extent of any difference between (a) the price received for the securities sold and (b) the lower forward price for the future purchase and/or fee income plus the interest earned on the cash proceeds of the securities sold. Unless the benefits of a mortgage dollar roll exceed the income, capital appreciation and gain or loss due to mortgage prepayments that would have been realized on the securities sold as part of the roll, the use of this technique will diminish the Underlying Fund's performance.

Successful use of mortgage dollar rolls depends upon an investment adviser's ability to predict correctly interest rates and mortgage prepayments. If the investment adviser is incorrect in its prediction, an Underlying Fund may experience a loss. The Underlying Funds do not currently intend to enter into mortgage dollar rolls for financing and do not treat them as borrowings.

Borrowings and Reverse Repurchase Agreements. Each Underlying Fund can borrow money from banks and other financial institutions, and certain Underlying Funds may enter into reverse repurchase agreements in amounts not exceeding one-third of its total assets. An Underlying Fund may not make additional investments if borrowings exceed 5% of its total assets. Reverse repurchase agreements involve the sale of securities held by an Underlying Fund subject to the Underlying Fund's agreement to repurchase them at a mutually agreed upon date and price (including interest). These transactions may be entered into as a temporary measure for emergency purposes or to meet redemption requests. Reverse repurchase agreements may also be entered into when the investment adviser expects that the interest income to be earned from the investment of the transaction proceeds will be greater than the related interest expense. Borrowings and reverse repurchase agreements involve leveraging. If the securities held by an Underlying Fund decline in value while these transactions are outstanding, the NAV of the Underlying Fund's outstanding shares will decline in value by proportionately more than the decline in value of the securities. In addition, reverse repurchase agreements involve the risk that the investment return earned by an Underlying Fund (from the investment of the proceeds) will be less than the interest expense of the transaction, that the market value of the securities sold by an Underlying Fund will decline below the price the Underlying Fund is obligated to pay to repurchase the securities, and that the securities may not be returned to the Underlying Fund.

Interest Rate Swaps, Mortgage Swaps, Credit Swaps, Currency Swaps, Total Return Swaps, Options on Swaps and Interest Rate Caps, Floors and Collars. To the extent consistent with their investment policies, certain Underlying Funds may enter into interest rate swaps, mortgage swaps, credit swaps, currency swaps, total return swaps, options on swaps and interest rate caps, floors and collars. Interest rate swaps involve the exchange by an Underlying Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments. Mortgage swaps are similar to interest rate swaps in that they represent commitments to pay and receive interest. The notional principal amount, however, is tied to a reference pool or pools of mortgages. Credit swaps involve the receipt of floating or fixed rate payments in exchange for assuming potential credit losses on an underlying security. Credit swaps give one party to a transaction the right to dispose of or acquire an asset (or group of assets), or the right to receive a payment from the other party, upon the occurrence of specified credit events. Currency swaps involve the exchange of the parties' respective rights to make or receive payments in specified currencies. Total return swaps give an Underlying Fund the right to receive the appreciation in the value of a specified security, index or other instrument in return for a fee paid to the counterparty, which will typically be an agreed upon interest rate. If the underlying asset in a total return swap declines in value over the term of the swap, the Underlying Fund may also be required to pay the dollar value of that decline to the counterparty. The Underlying Funds may also purchase and write (sell) options contracts on swaps, commonly referred to as swaptions. A swaption is an option to enter into a swap agreement. Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms. The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed-upon terms. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payment of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling the interest rate floor. An interest rate collar is the combination of a cap and a floor that preserves a certain return within a predetermined range of interest rates.

Certain Underlying Funds may enter into swap transactions for hedging purposes or to seek to increase total return. The use of interest rate, mortgage, credit, currency and total return swaps, options on swaps, and interest rate caps, floors and collars, is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If an investment adviser is incorrect in its forecasts of market values, interest rates and currency exchange rates, the investment performance of an Underlying Fund would be less favorable than it would have been if these investment techniques were not used.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Portfolio's financial performance for the past five years. Certain information reflects financial results for a single Portfolio share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Portfolio (assuming reinvestment of all dividends and distributions). The information for the years ended December 31, 2003 and 2004 has been audited by Ernst & Young LLP, whose report, along with the Portfolios' financial statements, is included in the Portfolios' annual report (available upon request). The information for the years ended December 31, 2000, 2001 and 2002 was audited by the Portfolios' former independent auditors.

BALANCED STRATEGY PORTFOLIO

	Balanced Strategy Portfolio — Service Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$10.01	$ 8.84	$ 9.44	$10.17	$10.99
Income (loss) from investment operations					
Net investment income[b]	0.23	0.22	0.25	0.29	0.61
Net realized and unrealized gain (loss)	0.77	1.18	(0.61)	(0.58)	(0.68)
Total from investment operations	1.00	1.40	(0.36)	(0.29)	(0.07)
Distributions to shareholders					
From net investment income	(0.21)	(0.23)	(0.24)	(0.30)	(0.48)
In excess of net investment income	—	—	—	—	(0.01)
From net realized gains	—	—	—	(0.14)	(0.26)
Total distributions	(0.21)	(0.23)	(0.24)	(0.44)	(0.75)
Net asset value, end of year	$10.80	$10.01	$ 8.84	$ 9.44	$10.17
Total return[a]	10.15%	15.98%	(3.84)%	(3.28)%	(0.11)%
Net assets at end of year (in 000s)	$2,106	$1,724	$1,535	$ 897	$ 805
Ratio of net expenses to average net assets[c]	0.68%	0.70%	0.70%	0.69%	0.69%
Ratio of net investment income to average net assets	2.27%	2.38%	2.77%	2.99%	5.70%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets[c]	1.09%	1.13%	1.20%	1.15%	1.19%
Ratio of net investment income to average net assets	1.86%	1.95%	2.27%	2.53%	5.20%
Portfolio turnover rate	52%	41%	40%	51%	23%

See page 86 for all footnotes.

GROWTH AND INCOME STRATEGY PORTFOLIO

	Growth and Income Strategy Portfolio — Service Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$10.15	$ 8.37	$ 9.36	$10.62	$11.69
Income (loss) from investment operations					
Net investment income[b]	0.21	0.20	0.18	0.20	0.37
Net realized and unrealized gain (loss)	1.28	1.83	(0.98)	(0.98)	(0.92)
Total from investment operations	1.49	2.03	(0.80)	(0.78)	(0.55)
Distributions to shareholders					
From net investment income	(0.20)	(0.25)	(0.19)	(0.21)	(0.40)
In excess of net investment income	—	—	—	—	(0.05)
From net realized gains	—	—	—	(0.27)	(0.07)
Total distributions	(0.20)	(0.25)	(0.19)	(0.48)	(0.52)
Net asset value, end of year	$11.44	$10.15	$ 8.37	$ 9.36	$10.62
Total return[a]	14.77%	24.49%	(8.56)%	(7.35)%	(4.63)%
Net assets at end of year (in 000s)	$2,801	$1,985	$1,587	$1,866	$1,570
Ratio of net expenses to average net assets[c]	0.67%	0.70%	0.70%	0.69%	0.69%
Ratio of net investment income to average net assets	1.96%	2.21%	2.08%	2.05%	3.26%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets[c]	0.98%	0.99%	1.00%	0.95%	0.97%
Ratio of net investment income to average net assets	1.65%	1.92%	1.78%	1.79%	2.98%
Portfolio turnover rate	53%	38%	31%	42%	20%

See page 86 for all footnotes.

GROWTH STRATEGY PORTFOLIO

	Growth Strategy Portfolio — Service Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$10.18	$ 7.88	$ 9.27	$ 10.86	$12.22
Income (loss) from investment operations					
Net investment income[b]	0.11	0.11	0.10	0.10	0.23
Net realized and unrealized gain (loss)	1.66	2.32	(1.37)	(1.33)	(1.29)
Total from investment operations	1.77	2.43	(1.27)	(1.23)	(1.06)
Distributions to shareholders					
From net investment income	(0.12)	(0.13)	(0.12)	(0.12)	(0.22)
In excess of net investment income	—	—	—	—	(0.08)
From net realized gains	—	—	—	(0.24)	—
Total distributions	(0.12)	(0.13)	(0.12)	(0.36)	(0.30)
Net asset value, end of year	$11.83	$10.18	$ 7.88	$ 9.27	$10.86
Total return[a]	17.38%	30.85%	(13.70)%	(11.16)%	(8.67)%
Net assets at end of year (in 000s)	$1,736	$1,358	$ 840	$ 940	$ 692
Ratio of net expenses to average net assets[c]	0.68%	0.70%	0.70%	0.69%	0.69%
Ratio of net investment income to average net assets	1.03%	1.21%	1.20%	1.01%	1.95%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets[c]	0.99%	1.02%	1.03%	0.98%	0.99%
Ratio of net investment income to average net assets	0.72%	0.89%	0.86%	0.72%	1.65%
Portfolio turnover rate	44%	46%	23%	40%	23%

See page 86 for all footnotes.

AGGRESSIVE GROWTH STRATEGY PORTFOLIO

	Aggressive Growth Strategy Portfolio — Service Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$10.32	$ 7.68	$ 9.21	$ 10.68	$ 12.59
Income (loss) from investment operations					
Net investment income (loss)[b]	0.04	0.03	0.01	(0.02)	0.04
Net realized and unrealized gain (loss)	1.89	2.65	(1.54)	(1.45)	(1.51)
Total from investment operations	1.93	2.68	(1.53)	(1.47)	(1.47)
Distributions to shareholders					
From net investment income	(0.01)	(0.04)	—	—	—
In excess of net investment income	—	—	—	—	(0.15)
From net realized gains	—	—	—	—	(0.29)
Total distributions	(0.01)	(0.04)	—	—	(0.44)
Net asset value, end of year	$12.24	$10.32	$ 7.68	$ 9.21	$ 10.68
Total return[a]	18.73%	34.97%	(16.61)%	(13.76)%	(11.55)%
Net assets at end of year (in 000s)	$ 165	$ 130	$ 125	$ 153	$ 146
Ratio of net expenses to average net assets[c]	0.68%	0.70%	0.70%	0.69%	0.69%
Ratio of net investment income (loss) to average net assets	0.37%	0.30%	0.11%	(0.20)%	0.30%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets[c]	1.09%	1.13%	1.16%	1.07%	1.09%
Ratio of net investment income (loss) to average net assets	(0.04)%	(0.13)%	(0.35)%	(0.58)%	(0.10)%
Portfolio turnover rate	36%	36%	27%	43%	19%

See page 86 for all footnotes.

Footnotes:

a *Assumes investment at the net asset value at the beginning of the year, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the year and no sales or redemption charges. Total return would be reduced if sales or redemption charges were taken into account. Returns do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or the redemption of Portfolio shares.*

b *Calculated based on the average shares outstanding methodology.*

c *Expense ratios exclude expenses of the Underlying Funds.*



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Index

Asset Allocation Portfolios
Prospectus (Service Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Portfolios' investments is available in the Portfolios' annual and semi-annual reports to shareholders. In the Portfolios' annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Portfolios' performance during the last fiscal year.

Statement of Additional Information

Additional information about the Portfolios and their policies is also available in the Portfolios' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Portfolios' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550. You can also access and download the annual and semi-annual reports and the Additional Statement at the Funds' website: http://www.gs.com/funds.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-621-2550
- By mail: Goldman Sachs Funds, P.O. Box 06050
Chicago, IL 60606-6306
- By e-mail: gs-funds@gs.com
- On the Internet: SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Portfolio documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Portfolio documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Portfolios' investment company registration number is 811-5349.


Goldman Sachs

Asset Management

Prospectus

FST Administration Shares

April 29, 2005

GOLDMAN SACHS FINANCIAL SQUARE FUNDS℠



- Prime Obligations Fund
- Money Market Fund
- Treasury Obligations Fund
- Treasury Instruments Fund
- Government Fund
- Federal Fund
- Tax-Free Money Market Fund

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH A FUND SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN A FUND.


Goldman
Sachs

Asset Management

General Investment Management Approach

Goldman Sachs Asset Management, L.P. (''GSAM®'') serves as Investment Adviser to the Financial Square Funds (the ''Funds''). GSAM is referred to in this Prospectus as the ''Investment Adviser.''

Goldman Sachs' Money Market Investment Philosophy:

The Money Market Funds are managed to seek preservation of capital, daily liquidity and maximum current income. With each Fund, the Investment Adviser follows a conservative, risk-managed investment process that seeks to:

- Manage credit risk
- Manage interest rate risk
- Manage liquidity

> Since 1981, the Investment Adviser has actively managed the Goldman Sachs Money Market Funds to provide investors with the greatest possible preservation of principal and income potential.

INVESTMENT PROCESS

1. Managing Credit Risk

The Investment Adviser's process for managing risk emphasizes:

- ***Intensive research***—The Credit Department, a separate operating entity of Goldman, Sachs & Co. (''Goldman Sachs''), approves all money market fund eligible securities for the Funds. Sources for the Credit Department's analysis include third-party inputs, such as financial statements and media sources, ratings releases and company meetings, as well as the Investment Research, Legal and Compliance departments of Goldman Sachs.
- ***Timely updates***—A Credit Department-approved list of securities is continuously communicated on a ''real-time'' basis to the portfolio management team via computer link.

The Result: An ''approved'' list of high-quality credits—The Investment Adviser's portfolio management team uses this approved list to construct portfolios which offer the best available risk-return tradeoff within the ''approved'' credit universe.

2. Managing Interest Rate Risk

Three main steps are followed in seeking to manage interest rate risk:

- ***Establish weighted average maturity (''WAM'') target***—WAM (the weighted average time until the yield of a portfolio reflects any changes in the current interest rate environment) is constantly revisited and adjusted as market conditions change. An overall strategy is developed by the portfolio management team based on insights gained from weekly meetings with both Goldman Sachs economists and economists from outside the firm.
- ***Implement optimum portfolio structure***—Proprietary models that seek the optimum balance of risk and return, in conjunction with the Investment Adviser's analysis of factors such as market events, short-term interest rates and each Fund's asset volatility, are used to identify the most effective portfolio structure.
- ***Conduct rigorous analysis of new securities***—The Investment Adviser's five-step process includes legal, credit, historical index and liquidity analysis, as well as price stress testing to determine suitability for money market mutual funds.

3. Managing Liquidity

Factors that the Investment Adviser's portfolio managers continuously monitor and that affect liquidity of a money market portfolio include:

- Each Fund's investors and factors that influence their asset volatility;
- Technical events that influence the trading range of federal funds and other short-term fixed-income markets; and
- Bid-ask spreads associated with securities in the portfolios.

Benchmarks for the Money Market Funds are the **iMoneyNet, Inc. Indices.** Each Fund uses the iMoneyNet Index which best corresponds to the Fund's eligible investments.

References in this Prospectus to a Fund's benchmark are for informational purposes only, and unless otherwise noted are not an indication of how a particular Fund is managed.

- ***The Funds:*** Each Fund's securities are valued by the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940, as amended (the ''Act''). Under Rule 2a-7, each Fund may invest only in U.S. dollar-denominated securities that are determined to present minimal credit risk and meet certain other criteria, including conditions relating to maturity, diversification and credit quality. These operating policies may be more restrictive than the fundamental policies set forth in the Statement of Additional Information (the ''Additional Statement'').
  - ***Taxable Funds:*** Prime Obligations, Money Market, Treasury Obligations and Government Funds.
  - ***Tax-Advantaged Funds:*** Treasury Instruments and Federal Funds.
  - ***Tax-Exempt Fund:*** Tax-Free Money Market Fund.
- ***The Investors:*** The Funds are designed for institutional investors seeking a high rate of return, a stable net asset value (''NAV'') and convenient liquidation privileges. The Funds are particularly suitable for banks, corporations and other financial institutions that seek investment of short-term funds for their own accounts or for the accounts of their customers. Shares of the Government Fund are intended to qualify as eligible investments for federally chartered credit unions pursuant to Sections 107(7), 107(8) and 107(15) of the Federal Credit Union Act, Part 703 of the National Credit Union Administration (''NCUA'') Rules and Regulations and NCUA Letter Number 155. The Fund intends to review changes in the applicable laws, rules and regulations governing eligible investments for federally chartered credit unions, and to take such action as may be necessary so that the investments of the Fund qualify as eligible investments under the Federal Credit Union Act and the regulations thereunder. Shares of the Government Fund, however, may or may not qualify as eligible investments for particular state-chartered credit unions. A state-chartered credit union should consult qualified legal counsel to determine whether the Government Fund is a permissible investment under the law applicable to it.
- ***NAV:*** Each Fund seeks to maintain a stable NAV of $1.00 per share. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.
- ***Maximum Remaining Maturity of Portfolio Investments:*** 13 months (as determined pursuant to Rule 2a-7) at the time of purchase.
- ***Dollar-Weighted Average Portfolio Maturity:*** Not more than 90 days (as required by Rule 2a-7).

- ***Investment Restrictions:*** Each Fund is subject to certain investment restrictions that are described in detail under ''Investment Restrictions'' in the Additional Statement. Fundamental investment restrictions of a Fund cannot be changed without approval of a majority of the outstanding shares of that Fund. The Treasury Obligations Fund's policy of limiting its investments to U.S. Treasury Obligations (as defined in Appendix A) and related repurchase agreements is also fundamental. All investment objectives and policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval.
- ***Diversification:*** Diversification can help a Fund reduce the risks of investing. In accordance with current regulations of the Securities and Exchange Commission (the ''SEC''), each Fund may not invest more than 5% of the value of its total assets at the time of purchase in the securities of any single issuer. However, a Fund may invest up to 25% of the value of its total assets in the securities of a single issuer for up to three business days. These limitations do not apply to cash, certain repurchase agreements, U.S. Government Securities (as defined in Appendix A) or securities of other investment companies. In addition, securities subject to certain unconditional guarantees are subject to different diversification requirements as described in the Additional Statement.

Fund Investment Objectives and Strategies

INVESTMENT OBJECTIVES

The Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government, Federal and Tax-Free Money Market Funds seek to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity by investing exclusively in high quality money market instruments.

Taxable and Tax-Advantaged Funds: The Prime Obligations and Money Market Funds pursue their investment objectives by investing in U.S. Government Securities, obligations of U.S. banks, commercial paper and other short-term obligations of U.S. companies, states, municipalities and other entities and repurchase agreements. The Money Market Fund may also invest in U.S. dollar-denominated obligations of foreign banks, foreign companies and foreign governments. The Treasury Obligations Fund pursues its investment objective by investing only in securities issued by the U.S. Treasury and repurchase agreements relating to such securities. The Government Fund pursues its investment objective by investing, directly or indirectly, only in U.S. Government Securities and repurchase agreements relating to such securities. The Treasury Instruments and Federal Funds pursue their investment objectives by limiting their investments only to certain U.S. Treasury Obligations and U.S. Government Securities, respectively, the interest from which is generally exempt from state income taxation. You should consult your tax adviser to determine whether distributions from the Treasury Instruments and Federal Funds (and any other Fund that may hold such obligations) derived from interest on such obligations are exempt from state income taxation in your own state.

In order to obtain a rating from a rating organization, the Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government and Federal Funds will observe special investment restrictions.

Tax-Exempt Fund: The Tax-Free Money Market Fund pursues its investment objective by investing in securities issued by or on behalf of states, territories, and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia, the interest from which, if any, is in the opinion of bond counsel excluded from gross income for federal income tax purposes, and generally not an item of tax preference under the federal alternative minimum tax (''AMT'').

PRINCIPAL INVESTMENT STRATEGIES

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual and semi-annual reports. For more information see Appendix A. The Funds publish their complete portfolio holdings on their website (http://www.gs.com/funds). The Prime Obligations and Money Market Funds publish their holdings as of the end of each month subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. The other Funds publish their holdings as of the end of each calendar quarter subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. This information will be available on the website until the date on which a Fund files its next quarterly portfolio holdings report on Form N-CSR or Form N-Q with the SEC. In addition, a description of the Funds' policies and procedures with respect to the disclosure of a Fund's portfolio securities is available in the Funds' Additional Statement.

Investment Policies Matrix

Fund	U.S. Treasury Obligations	U.S. Government Securities	Bank Obligations	Commercial Paper
Prime Obligations	■[1]	■	■ U.S. banks only[2]	■
Money Market	■[1]	■	■ Over 25% of total assets must be invested in U.S. and foreign (US$) banks[3]	■ U.S. and foreign (US$) commercial paper
Treasury Obligations	■[4]			
Treasury Instruments	■[4]			
Government	■[1]	■		
Federal	■[1]	■		
Tax-Free Money Market				■ Tax-exempt only

Note: See Appendix A for a description of, and certain criteria applicable to, each of these categories of investments.

[1] *Issued or guaranteed by the U.S. Treasury.*
[2] *Including foreign branches of U.S. banks.*
[3] *If adverse economic conditions prevail in the banking industry (such as substantial losses on loans, increases in non-performing assets and charge-offs and declines in total deposits) the Fund may, for temporary defensive purposes, invest less than 25% of its total assets in bank obligations.*
[4] *Issued by the U.S. Treasury.*
[5] *To the extent required by Rule 2a-7, asset-backed and receivables-backed securities will be rated by the requisite number of nationally recognized statistical rating organizations (''NRSROs'').*
[6] *The Money Market Fund may invest in U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government. The Fund may also invest in U.S. dollar-denominated obligations issued or guaranteed by any entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of NRSROs. The Fund may not invest more than 25% of its total assets in the securities of any one foreign government.*

Short-Term Obligations of Corporations and Other Entities	Repurchase Agreements	Asset-Backed and Receivables-Backed Securities[5]	Foreign Government Obligations (US$)
■ U.S. entities only	■	■	
■ U.S. and foreign (US$) entities	■	■	■[6]
	■		
	■		
	■ (Does not intend to invest)		

Investment Policies Matrix continued

Fund	Municipals	Custodial Receipts	Unrated Securities[9]	Investment Companies
Prime Obligations	■[7]	■	■	■ Up to 10% of total assets in other investment companies
Money Market	■[7]	■	■	■ Up to 10% of total assets in other investment companies
Treasury Obligations				
Treasury Instruments				
Government				■ Up to 10% of total assets in other investment companies
Federal				
Tax-Free Money Market	■ At least 80% of net assets in tax-exempt municipal obligations (except in extraordinary circumstances)[8]	■	■	■ Up to 10% of total assets in other investment companies

Note: See Appendix A for a description of, and certain criteria applicable to, each of these categories of investments.

[7] *Will only make such investments when yields on such securities are attractive compared to other taxable investments.*

[8] *Ordinarily expect that 100% of the Fund's assets will be invested in municipal obligations, but the Fund may, for temporary defensive purposes, hold cash or invest in short-term taxable securities.*

[9] *To the extent permitted by Rule 2a-7, securities without short-term ratings may be purchased if they are deemed to be of comparable quality to First Tier Securities. In addition, a Fund holding a security supported by a guarantee or demand feature may rely on the credit quality of the guarantee or demand feature in determining the credit quality of the investment.*

Private Activity Bonds	Credit Quality[9]	Summary of Taxation for Distributions[13]	Miscellaneous
■	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
■	First Tier[12]	Taxable federal and state[14]	May invest in obligations of the International Bank for Reconstruction and Development. Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and generally exempt from state taxation	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and generally exempt from state taxation	Under extraordinary circumstances, may hold cash, U.S. Government Securities subject to state taxation or cash equivalents. Reverse repurchase agreements not permitted.
■ Does not intend to invest if subject to AMT[10,11]	First Tier[12]	Tax-exempt federal and taxable state[15]	May (but does not currently intend to) invest up to 20% of net assets in securities subject to AMT and may temporarily invest in the taxable money market instruments described herein. Reverse repurchase agreements not permitted.

[10] *If such policy should change, private activity bonds subject to AMT would not exceed 20% of the Fund's net assets under normal market conditions.*

[11] *No more than 25% of the value of the Fund's total assets may be invested in industrial development bonds or similar obligations where the non-governmental entities supplying the revenues from which such bonds or obligations are to be paid are in the same industry.*

[12] *First Tier Securities are (a) rated in the highest short-term rating category by at least two NRSROs, or if only one NRSRO has assigned a rating, by that NRSRO; or (b) issued or guaranteed by, or otherwise allow a Fund under certain conditions to demand payment from, an entity with such ratings. U.S. Government Securities are considered First Tier Securities.*

[13] *See ''Taxation'' for an explanation of the tax consequences summarized in the table above.*

[14] *Taxable in many states except for distributions from U.S. Treasury Obligation interest income and certain U.S. Government Securities interest income.*

[15] *Taxable except for distributions from interest on obligations of an investor's state of residence in certain states.*

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	Prime Obligations Fund	Money Market Fund	Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
NAV	•	•	•	•	•	•	•
Interest Rate	•	•	•	•	•	•	•
Credit/Default	•	•	•	•	•	•	•
Liquidity	•	•	•	•	•	•	•
U.S. Government Securities	•	•	—	—	•	•	—
Concentration	—	—	—	—	—	—	•
Foreign	—	•	—	—	—	—	—
Banking Industry	—	•	—	—	—	—	—
Tax	—	—	—	—	—	—	•

Risks that apply to all Funds:

- ***NAV Risk***—The risk that a Fund will not be able to maintain a NAV per share of $1.00 at all times.
- ***Interest Rate Risk***—The risk that during periods of rising interest rates, a Fund's yield (and the market value of its securities) will tend to be lower than prevailing market rates; in periods of falling interest rates, a Fund's yield will tend to be higher.
- ***Credit/Default Risk***—The risk that an issuer or guarantor of a security, or a bank or other financial institution that has entered into a repurchase agreement, may default on its payment obligations. In addition, with respect to the Tax-Free Money Market Fund, this risk includes the risk of default on foreign letters of credit, guarantees or insurance policies that back municipal securities.
- ***Liquidity Risk***—The risk that a Fund will be unable to pay redemption proceeds within the time period stated in this Prospectus, because of unusual market conditions, an unusually high volume of redemption requests, or other reasons.

Risk that applies to the Prime Obligations, Money Market, Government and Federal Funds:

- ***U.S. Government Securities Risk***—The risk that the U.S. government will not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. Although many U.S. Government Securities purchased by the Funds, such as those issued by the Federal National Mortgage Association (''Fannie Mae''), Federal Home Loan Mortgage Corporation (''Freddie Mac'') and Federal Home Loan Banks may be chartered or sponsored by Acts of Congress, their securities are neither issued nor guaranteed by the United States Treasury and, therefore, are not backed by the full faith and credit of the United States. The maximum potential liability of the issuers of some U.S. Government Securities held by a Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

Risks that apply to the Money Market Fund:

- ***Foreign Risk***—The risk that a foreign security could lose value as a result of political, financial and economic events in foreign countries, less publicly available financial and other information, less stringent foreign securities regulations and accounting and disclosure standards, or other factors. The Money Market Fund may not invest more than 25% of its total assets in the securities of any one foreign government.
- ***Banking Industry Risk***—The risk that if the Fund invests more than 25% of its total assets in bank obligations, an adverse development in the banking industry may affect the value of the Fund's investments more than if the Fund's investments were not invested to such a degree in the banking industry. Normally, the Money Market Fund intends to invest more than 25% of its total assets in bank obligations. Banks may be particularly susceptible to certain economic factors such as interest rate changes, adverse developments in the real estate market, fiscal and monetary policy and general economic cycles.

Risks that apply to the Tax-Free Money Market Fund:

- ***Concentration Risk***—The risk that if the Fund invests more than 25% of its total assets in issuers within the same state, industry or economic sector, an adverse economic, business or political development may affect the value of the Fund's investments more than if its investments were not so concentrated.
- ***Tax Risk***—The risk that future legislative or administrative changes or court decisions may materially affect the value of the Fund's portfolio and/or the ability of the Fund to pay federal tax-exempt dividends. This Fund would not be a suitable investment for IRAs, other tax-exempt or tax-deferred accounts or for other investors who are not sensitive to the federal, state or local tax consequences of their investments.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table below provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Administration Shares from year to year for up to the last ten years; and (b) the average annual total returns of a Fund's Administration Shares. Investors should be aware that the fluctuation of interest rates is one primary factor in performance volatility. The bar chart (including ''Best Quarter'' and ''Worst Quarter'' information) and table assume reinvestment of dividends and distributions. A Fund's past performance is not necessarily an indication of how the Fund will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced. You may obtain a Fund's current yield by calling 1-800-621-2550.

Prime Obligations Fund



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q3 '00 1.59%
Worst Quarter*
Q1 '04 0.17%
5.75%
5.14%
5.34%
5.29%
4.91%
6.18%
3.89%
1.50%
0.81%
1.00%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Administration Shares (Inception 11/9/92)	1.00%	2.65%	3.96%	3.87%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Money Market Fund

TOTAL RETURN

Best Quarter*
Q3 '00 1.59%

Worst Quarter*
Q3 '03 0.17%

CALENDAR YEAR


5.80%
5.19%
5.37%
5.29%
4.92%
6.18%
3.91%
1.50%
0.81%
1.01%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Administration Shares (Inception 5/20/94)	1.01%	2.66%	3.98%	4.02%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Treasury Obligations Fund



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.54%
Worst Quarter*
Q3 '03 0.14%
5.69%
5.09%
5.24%
5.14%
4.62%
5.92%
3.61%
1.40%
0.71%
0.89%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Administration Shares (Inception 1/21/93)	0.89%	2.49%	3.81%	3.74%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Treasury Instruments Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.48%
Worst Quarter*
Q1 '04 0.13%
4.79%
4.34%
5.64%
3.53%
1.31%
0.64%
0.83%
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Administration Shares (Inception 4/1/97)	0.83%	2.37%	3.18%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Government Fund



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.56%
Worst Quarter*
Q1 '04 0.16%
5.74%
5.12%
5.28%
5.20%
4.77%
6.05%
3.83%
1.44%
0.79%
0.98%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Administration Shares (Inception 9/1/93)	0.98%	2.60%	3.90%	3.88%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Federal Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.55%
Worst Quarter*
Q1 '04 0.15%
5.15%
4.79%
6.00%
3.79%
1.40%
0.74%
0.93%
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Administration Shares (Inception 4/1/97)	0.93%	2.55%	3.43%

** Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Tax-Free Money Market Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 0.97%
Worst Quarter*
Q3 '03 0.11%
3.63%
3.13%
3.28%
3.08%
2.88%
3.69%
2.34%
1.05%
0.64%
0.79%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Administration Shares (Inception 8/1/94)	0.79%	1.70%	2.45%	2.48%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

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Fund Fees and Expenses (Administration Shares)

This table describes the fees and expenses that you would pay if you buy and hold Administration Shares of a Fund.

	Prime Obligations Fund	Money Market Fund
Shareholder Fees **(fees paid directly from your investment):**		
Maximum Sales Charge (Load) Imposed on Purchases	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fees	None	None
Exchange Fees	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[1]		
Management Fees[2]	0.21%	0.21%
Other Expenses*	0.26%	0.26%
Administration Fees[3]	0.25%	0.25%
All Other Expenses[4]	0.01%	0.01%
Total Fund Operating Expenses*	0.47%	0.47%

See page 24 for all other footnotes.

* As a result of waivers and expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Funds which are actually incurred are as set forth below. The waivers and expense limitations may be modified or terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Prime Obligations Fund	Money Market Fund
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[1]		
Management Fees[2]	*0.17%*	*0.17%*
Other Expenses	*0.26%*	*0.26%*
Administration Fees[3]	*0.25%*	*0.25%*
All Other Expenses[4]	*0.01%*	*0.01%*
Total Fund Operating Expenses (after waivers and expense limitations)	*0.43%*	*0.43%*

Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
None	None	None	None	None
None	None	None	None	None
None	None	None	None	None
None	None	None	None	None
None	None	None	None	None
0.21%	0.21%	0.21%	0.21%	0.21%
0.26%	0.28%	0.26%	0.26%	0.26%
0.25%	0.25%	0.25%	0.25%	0.25%
0.01%	0.03%	0.01%	0.01%	0.01%
0.47%	0.49%	0.47%	0.47%	0.47%

Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
0.19%	*0.19%*	*0.17%*	*0.19%*	*0.17%*
0.26%	*0.26%*	*0.26%*	*0.26%*	*0.26%*
0.25%	*0.25%*	*0.25%*	*0.25%*	*0.25%*
0.01%	*0.01%*	*0.01%*	*0.01%*	*0.01%*
0.45%	*0.45%*	*0.43%*	*0.45%*	*0.43%*

Fund Fees and Expenses continued

[1] *The Funds' annual operating expenses are based on actual expenses for the fiscal year ended December 31, 2004.*

[2] *The contractual management fee of each Fund is 0.205% of each Fund's average daily net assets. The Investment Adviser has voluntarily agreed not to impose a portion of the management fee equal to 0.015% of the Treasury Obligations, Treasury Instruments and Federal Funds' average daily net assets and equal to 0.035% of all other Funds' average daily net assets.* ***As a result of fee waivers, the current management fees of the Treasury Obligations Fund, Treasury Instruments Fund, Federal Fund and all other Funds are 0.19%, 0.19%, 0.19% and 0.17%, respectively, of such Funds' average daily net assets. The waivers may be terminated at any time at the option of the Investment Adviser.***

[3] *Service Organizations may charge other fees directly to their customers who are beneficial owners of Administration Shares in connection with their customers' accounts. Such fees may affect the return customers realize with respect to their investments.*

[4] *The Investment Adviser has voluntarily agreed to reduce or limit ''All Other Expenses'' of each Fund (excluding management fees, administration fees, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses) to 0.014% of each Fund's average daily net assets.*

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Administration Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Prime Obligations	$48	$151	$263	$591
Money Market	$48	$151	$263	$591
Treasury Obligations	$48	$151	$263	$591
Treasury Instruments	$50	$157	$274	$616
Government	$48	$151	$263	$591
Federal	$48	$151	$263	$591
Tax-Free Money Market	$48	$151	$263	$591

Service Organizations that invest in Administration Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your Service Organization for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investments.

Certain Service Organizations that invest in Administration Shares may receive other compensation in connection with the sale and distribution of Administration Shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Payments to Intermediaries'' in the Additional Statement.

Service Providers

INVESTMENT ADVISER

Goldman Sachs Asset Management, L.P. (''GSAM''), 32 Old Slip, New York, New York 10005, has been registered as an investment adviser with the SEC since 1990 and is an affiliate of Goldman Sachs. As of December 31, 2004, GSAM, along with other units of the Investment Management Division of Goldman Sachs, had assets under management of $451.3 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser also performs the following services for the Funds:

- Continually manages each Fund, including the purchase, retention and disposition of securities and other assets
- Administers each Fund's business affairs
- Performs various recordholder servicing functions (to the extent not provided by other organizations)

Pursuant to SEC orders, certain Funds may enter into principal transactions in certain money market instruments, including repurchase agreements, with Goldman Sachs.

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Fund's average daily net assets):

Fund	Contractual Rate	Actual Rate For the Fiscal Year Ended December 31, 2004
Prime Obligations	0.205%	0.17%
Money Market	0.205%	0.17%
Treasury Obligations	0.205%	0.19%
Treasury Instruments	0.205%	0.19%
Government	0.205%	0.17%
Federal	0.205%	0.19%
Tax-Free Money Market	0.205%	0.17%

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, P.O. Box 06050, Chicago, Illinois 60606-6306, also serves as each Fund's transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of

Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs is a full service investment banking, broker dealer, asset management and financial services organization and a major participant in global financial markets. As such, it acts as an investor, investment banker, research provider, investment manager, financer, advisor, market maker, trader, prime broker, lender, agent and principal, and has other direct and indirect interests, in the global fixed income, currency, commodity, equity and other markets in which the Funds directly and indirectly invest. Thus, it is likely that the Funds will have multiple business relationships with and will invest in, engage in transactions with, make voting decisions with respect to, or obtain services from entities for which Goldman Sachs performs or seeks to perform investment banking or other services. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs, its affiliates, and other accounts managed by Goldman Sachs and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. Furthermore, transactions undertaken by Goldman Sachs, its affiliates or Goldman Sachs advised clients may adversely impact the Funds. Transactions by one or more Goldman Sachs advised clients or the Investment Adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Funds. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a global financial services firm, Goldman Sachs also provides a wide range of investment banking and financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it may create markets or specialize in, have positions in and affect transactions in, securities of issuers held by the Funds, and may also perform or seek to perform investment banking and financial services for those issuers. Goldman Sachs and its affiliates may have business relationships with and purchase or distribute or sell services or products from or to distributors, consultants or others who recommend the Funds or who engage in transactions with or for the Funds. For more information about conflicts of interest, see the Additional Statement.

LEGAL PROCEEDINGS

On April 2, 2004, Lois Burke, a plaintiff identifying herself as a shareholder of the Goldman Sachs Internet Tollkeeper Fund, filed a purported class and derivative action lawsuit in the United States District Court for the Southern District of New York against The Goldman Sachs Group, Inc. (''GSG''), Goldman Sachs Asset Management, L.P. (''GSAM''), the Trustees and Officers of the Goldman Sachs Trust (the ''Trust''), and John Doe Defendants. In addition, certain investment portfolios of the Trust were named as nominal defendants. On April 19 and May 6, 2004, additional class and derivative action lawsuits containing substantially similar allegations and requests for redress were filed in the United States District Court for the Southern District of New York. On June 29, 2004, the three complaints were consolidated into one action, *In re Goldman Sachs Mutual Funds Fee Litigation*, and on November 17, 2004, the plaintiffs filed a consolidated amended complaint against GSG, GSAM, Goldman Sachs Asset Management International (''GSAMI''), Goldman, Sachs & Co., the Trustees and Officers of the Trust and John Doe Defendants (collectively, the ''Defendants'') in the United States District Court for the Southern District of New York. Certain investment portfolios of the Trust and Goldman Sachs Variable Insurance Trust (collectively, the ''Goldman Sachs Funds'') were also named as nominal defendants in the amended complaint.

The consolidated amended complaint, which is brought on behalf of all persons or entities who held shares in the Goldman Sachs Funds between April 2, 1999 and January 9, 2004, inclusive (the ''Class Period''), asserts claims involving (i) violations of the Act, the Investment Advisers Act of 1940, and New York General Business Law, (ii) common law breach of fiduciary duty, (iii) aiding and abetting breach of fiduciary duty and (iv) unjust enrichment. The complaint alleges, among other things, that during the Class Period, the Defendants made improper and excessive brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds and omitted statements of fact in registration statements and reports filed pursuant to the Act which were necessary to prevent such registration statements and reports from being materially false and misleading. In addition, the complaint alleges that the Goldman Sachs Funds paid excessive and improper investment advisory fees to GSAM and GSAMI. The complaint also alleges that GSAM and GSAMI used Rule 12b-1 fees for improper purposes and made improper use of soft dollars. The complaint further alleges that the Trust's Officers and Trustees breached their fiduciary duties in connection with the foregoing. The plaintiffs in the cases are seeking compensatory damages; punitive damages; rescission of GSAM's and GSAMI's investment advisory agreements and return of fees paid; an accounting of all Goldman Sachs Funds-related fees, commissions and soft dollar payments; restitution of all unlawfully or

discriminatorily obtained fees and charges; and reasonable costs and expenses, including counsel fees and expert fees.

Based on currently available information, GSAM and GSAMI believe that the likelihood that the pending purported class and derivative action lawsuit will have a material adverse financial impact on the Goldman Sachs Funds is remote, and the pending action is not likely to materially affect their ability to provide investment management services to their clients, including the Goldman Sachs Funds.

Dividends

Dividends will be distributed monthly. You may choose to have dividends paid in:

- Cash
- Additional shares of the same class of the same Fund

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time. If you do not indicate any choice, dividends and distributions will be reinvested automatically in the applicable Fund.

All or substantially all of each Fund's net investment income will be declared as a dividend daily. Dividends will normally, but not always, be declared as of the following times:

Fund	Dividend Declaration Time (New York Time)
Prime Obligations	5:00 p.m.
Money Market	5:00 p.m.
Treasury Obligations	5:00 p.m.
Treasury Instruments	4:00 p.m.
Government	5:00 p.m.
Federal	4:00 p.m.
Tax-Free Money Market	4:00 p.m.

Dividends will be reinvested as of the last calendar day of each month. Cash distributions normally will be paid on or about the first business day of each month. Net short-term capital gains, if any, will be distributed in accordance with federal income tax requirements and may be reflected in a Fund's daily distributions.

Each Fund may distribute at least annually other realized capital gains, if any, after reduction by available capital losses. In order to avoid excessive fluctuations in the amount of monthly capital gains distributions, a portion of any net capital gains realized on the disposition of securities during the months of November and December may be distributed during the subsequent calendar year. The realized gains and losses are not expected to be of an amount which would affect the Fund's NAV of $1.00 per share.

The income declared as a dividend for the Prime Obligations, Money Market, Treasury Obligations and Government Funds is based on estimates of net investment income for each Fund. Actual income may differ from estimates, and differences, if any, will be included in the calculation of subsequent dividends.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' Administration Shares.

HOW TO BUY SHARES

How Can I Purchase Administration Shares Of The Funds?

Generally, Administration Shares may be purchased only through institutions that have agreed to provide shareholder administration services to their customers who are the beneficial owners of Administration Shares. These institutions are called ''Service Organizations.'' Customers of a Service Organization will normally give their purchase instructions to the Service Organization, and the Service Organization will, in turn, place purchase orders with Goldman Sachs. Service Organizations will set times by which purchase orders and payments must be received by them from their customers. Generally, Administration Shares may be purchased from the Funds on any business day at their NAV next determined after receipt of an order by Goldman Sachs from a Service Organization. Shares begin earning dividends after the Fund's receipt of the purchase amount in federal funds. No sales load is charged.

Service Organizations are responsible for transmitting purchase orders and payments to Goldman Sachs in a timely fashion. Service Organizations should place a purchase order in writing or by telephone.

By Writing:	Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Before or immediately after placing an initial purchase order, a Service Organization should complete and send to Goldman Sachs the Account Application.

Service Organizations may send their payments as follows:

- Wire federal funds to The Northern Trust Company (''Northern''), as subcustodian for State Street Bank and Trust Company (''State Street'') (each Fund's custodian); ***or***

- Send a check or Federal Reserve draft payable to Goldman Sachs Funds - (Name of Fund and Class of Shares), P.O. Box 06050, Chicago, IL 60606-6306. The Funds will not accept checks drawn on foreign banks, third party checks, cashier's checks or official checks, temporary checks, electronic checks, drawer checks, cash, money orders, travelers' cheques or credit card checks.

It is strongly recommended that payment be effected by wiring federal funds to Northern.

It is expected that Federal Reserve drafts will ordinarily be converted to federal funds on the day of receipt and that checks will be converted to federal funds within two business days after receipt.

When Do Shares Begin Earning Dividends?

Dividends begin to accrue as follows:

If an effective order and federal funds are received:	Dividends begin:
Treasury Instruments and Federal Funds:	
■ By 3:00 p.m. New York time	Same business day
■ After 3:00 p.m. New York time	Next business day
Prime Obligations, Money Market, Treasury Obligations and Government Funds:	
■ By 5:00 p.m. New York time	Same business day
■ After 5:00 p.m. New York time	Next business day
Tax-Free Money Market Fund:	
■ By 2:00 p.m. New York time	Same business day
■ After 2:00 p.m. New York time	Next business day

What Do I Need To Know About Service Organizations?

Service Organizations may provide the following services in connection with their customers' investments in Administration Shares:

- Acting, directly or through an agent, as the sole shareholder of record
- Maintaining account records for customers
- Processing orders to purchase, redeem or exchange shares for customers
- Processing confirmation statements and payments for customers
- Facilitating the inclusion of the Funds in customer accounts, products or services

Some (but not all) Service Organizations are authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized Service Organization or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.

- Service Organizations or intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your Service Organization directly to learn whether it is authorized to accept orders for the Trust.

Pursuant to an administration plan adopted by the Trust's Board of Trustees, Service Organizations are entitled to receive payment for their services from the Trust of up to 0.25% (on an annualized basis) of the average daily net assets of the Administration Shares of the Funds, which are attributable to or held in the name of the Service Organization for its customers.

The Investment Adviser, Distributor and/or their affiliates may also make additional payments to Service Organization and other financial intermediaries (''Intermediaries'') from time to time to promote the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. These payments are made out of the Investment Adviser's, Distributor's and/or their affiliates' own assets, and are not an additional charge to the Funds. The payments are in addition to the fees described in this Prospectus. Such payments are intended to compensate Intermediaries for, among other things: marketing shares of the Funds and other Goldman Sachs Funds, which may consist of payments relating to Funds included on preferred or recommended fund lists or in certain sales programs from time to time sponsored by the Intermediaries; access to the Intermediaries' registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; and/or other specified services intended to assist in the distribution and marketing of the Funds and other Goldman Sachs Funds. The payments may also, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote the sale of shares, as well as sponsor various educational programs, sales contests and/or promotions. The additional payments by the Investment Adviser, Distributor and/or their affiliates may also compensate Intermediaries for subaccounting, administrative and/or shareholder processing services that are in addition to the fees paid for these services by the Funds. The amount of these additional payments is normally not expected to exceed 0.50% (annualized) of the amount sold or invested through the Intermediaries. Please refer to the ''Payments to Intermediaries'' section of the Additional Statement for more information about these payments.

The payments made by the Investment Adviser, Distributor and/or their affiliates may be different for different Intermediaries. The presence of these payments and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered

representative or salesperson to highlight, feature or recommend Funds based, at least in part, on the level of compensation paid. You should contact your Service Organization or other Intermediary for more information about the payments it receives and any potential conflicts of interest.

In addition to Administration Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), and are entitled to different services than Administration Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

Minimum initial investment	$10 million (may be allocated among the Funds)
Minimum account balance	$10 million
Minimum subsequent investments	None

A Service Organization may, however, impose a minimum amount for initial and subsequent investments in Administration Shares and may establish other requirements such as a minimum account balance. A Service Organization may redeem Administration Shares held by non-complying accounts, and may impose a charge for any special services.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Modify or waive the minimum investment and minimum account balance requirement.
- Reject any purchase order for any reason.

The Board of Trustees of the Trust has not adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares in light of the nature and high quality of the Funds' investments. As stated, however, each Fund reserves the right to refuse a purchase or exchange order, and may do so, for example, if management of the Trust believes that the transaction may not be in the best interests of the Fund. The Trust and Goldman Sachs will not be liable for any loss resulting from rejected purchase or exchange orders. In addition, restrictions on frequent transactions may apply with respect to other investment portfolios of the Trust.

Generally, the Funds will not allow non-U.S. citizens and certain U.S. citizens residing outside the United States to open an account directly with the Funds.

The Funds may allow Service Organizations to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

The minimum investment requirement may be waived for current and former officers, partners, directors or employees of Goldman Sachs or any of its affiliates.

Customer Identification Program. Federal law requires the Funds to obtain, verify and record identifying information, which may include the name, residential or business street address, date of birth (for an individual), Social Security Number or taxpayer identification number or other identifying information, for each investor who opens an account with the Funds. Applications without the required information, or (where applicable) without an indication that a Social Security Number or taxpayer identification number has been applied for, may not be accepted by the Funds. After accepting an application, to the extent permitted by applicable law or their customer identification program, the Funds reserve the right to: (i) place limits on transactions in any account until the identity of the investor is verified; (ii) refuse an investment in the Funds; or (iii) involuntarily redeem an investor's shares and close an account in the event that the Funds are unable to verify an investor's identity. The Funds and their agents will not be responsible for any loss in an investor's account resulting from the investor's delay in providing all required identifying information or from closing an account and redeeming an investor's shares pursuant to the customer identification program.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Administration Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$\text{NAV} = \frac{(\text{Value of Assets of the Class}) - (\text{Liabilities of the Class})}{\text{Number of Outstanding Shares of the Class}}$$

Fund	NAV Calculated
Treasury Instruments, Federal and Tax-Free Money Market	As of the close of regular trading of the New York Stock Exchange (normally 4:00 p.m. New York time or such later time as the New York Stock Exchange or the NASDAQ market may officially close) on each business day
Prime Obligations, Money Market, Treasury Obligations and Government	As of 5:00 p.m. New York time on each business day

- NAV per share of each class is generally calculated by the accounting agent on each business day. Fund shares will be priced on any day the New York Stock Exchange is open, except for days on which Chicago, Boston or New York banks are closed for local holidays.
- On any business day when the Bond Market Association (''BMA'') recommends that the securities markets close early, each Fund reserves the right to close at or prior to the BMA recommended closing time. If a Fund does so, it will cease granting same business day credit for purchase and redemption orders received after the Fund's closing time and credit will be given to the next business day.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open one or more Funds for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

To help each Fund maintain its $1.00 constant share price, portfolio securities are valued at amortized cost in accordance with SEC regulations. Amortized cost will normally approximate market value. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

HOW TO SELL SHARES

How Can I Sell Administration Shares Of The Funds?

Generally, Administration Shares may be sold (redeemed) only through Service Organizations. Customers of a Service Organization will normally give their redemption instructions to the Service Organization, and the Service Organization will, in turn, place redemption orders with the Funds. **Generally, each Fund will redeem its Administration Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** Redemption proceeds may be sent to recordholders by check or by wire (if the wire instructions are on record). A Service Organization may request redemptions in writing or by telephone if the optional telephone redemption privilege is elected on the Account Application.

By Writing:	Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you have elected the telephone redemption privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Certain Service Organizations are authorized to accept redemption requests on behalf of the Funds as described under ''What Do I Need To Know About Service Organizations?'' A redemption may also be made with respect to certain Funds by means of the check redemption privilege described in the Additional Statement.

When Do I Need A Medallion Signature Guarantee To Redeem Shares?

A signature guarantee may be required if:

- You would like the redemption proceeds sent to an address that is not your address of record; or
- You would like to change your current bank designation.

Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.

A signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee. Additional documentation may be required for executors, trustees or corporations or when deemed appropriate by the Transfer Agent.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

When Will Redemption Proceeds Be Wired?

Redemption proceeds will normally be wired to the domestic bank account designated on a Service Organization's Account Application as follows:

Redemption Request Received	Redemption Proceeds	Dividends
Treasury Instruments and Federal Funds:		
■ By 3:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 3:00 p.m. New York time	Wired next business day	Earned on day request is received
Prime Obligations, Money Market, Treasury Obligations and Government Funds:		
■ By 5:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 5:00 p.m. New York time	Wired next business day	Earned on day request is received
Tax-Free Money Market Fund:		
■ By 1:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 1:00 p.m. New York time	Wired next business day	Earned on day request is received

- Although redemption proceeds will normally be wired as described above, under certain circumstances, (i) redemption proceeds may be paid the next business day following receipt of a properly executed wire transfer redemption request (or up to three business days later with respect to the Tax-Free Money Market Fund) and (ii) redemption requests or payments may be postponed or suspended as permitted pursuant to Section 22(e) of the Act. Generally, under that section, redemption requests or payments may be postponed or suspended if (i) the New York Stock Exchange is closed for trading or trading is restricted; (ii) an emergency exists which makes the disposal of securities owned by a Fund or the fair determination of the value of the Fund's net assets not reasonably practicable; or (iii) the SEC by order permits the suspension of the right of redemption. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.
- Neither the Trust nor Goldman Sachs assumes any responsibility for the performance of intermediaries or your Service Organization in the transfer process. If a problem with such performance arises, you should deal directly with such intermediaries or Service Organizations.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Service Organizations are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, Service Organizations may set times by which they must receive redemption requests. Service Organizations may also require additional documentation from you.

The Trust reserves the right to:

- Redeem the Administration Shares of any Service Organization whose account balance falls below the required Fund minimum as a result of a redemption. The Fund will give 60 days' prior written notice to allow a Service Organization to purchase sufficient additional shares of the Fund in order to avoid such redemption. Different rules may apply to investors who have established brokerage accounts with Goldman Sachs in accordance with the terms and conditions of their account agreements.
- Redeem shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to a Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at the NAV on the day of reinvestment in additional Administration Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

A Service Organization may exchange Administration Shares of a Fund at NAV for shares of the corresponding class of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ The recordholder name(s) and signature(s) ■ The account number ■ The Fund names and Class of Shares ■ The dollar amount to be exchanged ■ Mail the request to: Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund or the entire balance of the original Fund account should be exchanged, except that this requirement may be waived at the discretion of the Trust.
- Telephone exchanges normally will be made only to an identically registered account.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

What Types Of Reports Will I Be Sent Regarding Investments In Administration Shares?

You will receive an annual report containing audited financial statements and a semi-annual report. To eliminate unnecessary duplication, only one copy of such reports will be sent to shareholders with the same mailing address. If you would like a duplicate copy to be mailed to you, please contact Goldman Sachs Funds at 1-800-621-2550. The Funds do not generally provide sub-accounting services.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions.

Taxes on Distributions: Each Fund contemplates declaring as dividends each year all or substantially all of its net investment income. Fund distributions of investment income are generally taxable as ordinary income for federal tax purposes, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. To the extent that Fund distributions are attributable to interest on certain federal obligations or interest on obligations of your state of residence or its municipalities or authorities, they will in most cases be exempt from state and local income taxes. Distributions from the Tax-Exempt Funds that are designated as ‘‘exempt interest dividends’’ are generally not subject to federal income tax. Distributions of short-term capital gains are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. The Funds will inform shareholders of the character and tax status of all distributions promptly after the close of each calendar year.

You should note that a portion of the exempt-interest dividends paid by the Tax-Exempt Funds may be a preference item when determining your federal alternative minimum tax liability. Exempt-interest dividends are also taken into account in determining the taxable portion of social security or railroad retirement benefits. Any interest on indebtedness incurred by you to purchase or carry shares in the Tax-Exempt Funds generally will not be deductible for federal income tax purposes.

Other Information: When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold 28% of your taxable distributions and any redemption

proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so.

Distributions made by the Funds to non-U.S. investors between January 1, 2005 and December 31, 2007 will generally not be subject to U.S. withholding tax. In addition, Fund shares held by non-U.S. decedents will generally not be subject to U.S. estate tax for deaths occurring after December 31, 2004 and before January 1, 2008.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental policies and investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs. A Fund may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objective and policies.

U.S. Treasury Obligations and U.S. Government Securities. U.S. Treasury Obligations include securities issued or guaranteed by the U.S. Treasury (''U.S. Treasury Obligations''). Payment of principal and interest on these obligations is backed by the full faith and credit of the U.S. government. U.S. Treasury Obligations include, among other things, the separately traded principal and interest components of securities guaranteed or issued by the U.S. Treasury if such components are traded independently under the Separate Trading of Registered Interest and Principal of Securities program (''STRIPS'').

U.S. Government Securities are obligations issued or guaranteed by U.S. government agencies, authorities, instrumentalities or sponsored enterprises (''U.S. Government Securities''). Unlike U.S. Treasury Obligations, U.S. Government Securities can be supported by either (a) the full faith and credit of the U.S. Treasury (such as the Government National Mortgage Association (''Ginnie Mae'')); (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer.

U.S. Government Securities are deemed to include (a) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government, its agencies, authorities or instrumentalities; and (b) participations in loans made to foreign governments or their agencies that are so guaranteed. Certain of these participations may be regarded as illiquid. U.S. Government Securities also include zero coupon bonds.

Some Funds invest in U.S. Treasury Obligations and certain U.S. Government Securities the interest from which is generally exempt from state income taxation. Securities generally eligible for this exemption include those issued by the U.S. Treasury and certain agencies, authorities or instrumentalities of the U.S. government, including the Federal Home Loan Banks, Federal Farm Credit Banks and Tennessee Valley Authority.

U.S. Government Securities have historically involved little risk of loss of principal if held to maturity. However, no assurance can be given that the U.S. government will provide financial support to U.S. government agencies, authorities, instrumentalities or sponsored enterprises if it is not obligated to do so by law.

Bank Obligations. Bank obligations include certificates of deposit, commercial paper, unsecured bank promissory notes, bankers' acceptances, time deposits and other debt obligations. Certain Funds may invest in obligations issued or backed by U.S. banks when a bank has more than $1 billion in total assets at the time of purchase or is a branch or subsidiary of such a bank. In addition, certain Funds may invest in U.S. dollar-denominated obligations issued or guaranteed by foreign banks that have more than $1 billion in total assets at the time of purchase, U.S. branches of such foreign banks (Yankee obligations), foreign branches of such foreign banks and foreign branches of U.S. banks having more than $1 billion in total assets at the time of purchase. Bank obligations may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligation or by government regulation.

If a Fund invests more than 25% of its total assets in bank obligations (whether foreign or domestic), it may be especially affected by favorable and adverse developments in or related to the banking industry. The activities of U.S. and most foreign banks are subject to comprehensive regulations which, in the case of U.S. regulations, have undergone substantial changes in the past decade. The enactment of new legislation or regulations, as well as changes in interpretation and enforcement of current laws, may affect the manner of operations and profitability of domestic and foreign banks. Significant developments in the U.S. banking industry have included increased competition from other types of financial institutions, increased acquisition activity and geographic expansion. Banks may be particularly susceptible to certain economic factors, such as interest rate changes and adverse developments in the real estate markets. Fiscal and monetary policy and general economic cycles can affect the availability and cost of funds, loan demand and asset quality and thereby impact the earnings and financial conditions of banks.

Commercial Paper. A Fund may invest in commercial paper, including variable amount master demand notes and asset-backed commercial paper. Commercial paper normally represents short-term unsecured promissory notes issued in bearer form by banks or bank holding companies, corporations, finance companies and other issuers. The commercial paper purchased by a Fund consists of direct U.S.

dollar-denominated obligations of domestic or, in the case of certain Funds, foreign issuers. Asset-backed commercial paper is issued by a special purpose entity that is organized to issue the commercial paper and to purchase trade receivables or other financial assets. The credit quality of asset-backed commercial paper depends primarily on the quality of these assets and the level of any additional credit support.

Short-Term Obligations. A Fund may invest in other short-term obligations, including short-term funding agreements payable in U.S. dollars and issued or guaranteed by U.S. corporations, foreign corporations or other entities. A funding agreement is a contract between an issuer and a purchaser that obligates the issuer to pay a guaranteed rate of interest on a principal sum deposited by the purchaser. Funding agreements will also guarantee a stream of payments over time. A funding agreement has a fixed maturity date and may have either a fixed or variable interest rate that is based on an index and guaranteed for a set time period. Because there is normally no secondary market for these investments, funding agreements purchased by a Fund may be regarded as illiquid.

Repurchase Agreements. Certain Funds may enter into repurchase agreements with securities dealers and banks. Repurchase agreements are similar to collateralized loans, but are structured as a purchase of securities by a Fund, subject to the seller's agreement to repurchase the securities at a mutually agreed upon date and price. The difference between the original purchase price and the repurchase price is normally based on prevailing short-term interest rates. Under a repurchase agreement, the seller is required to furnish collateral at least equal in value or market price to the amount of the seller's repurchase obligation.

If the seller under a repurchase agreement defaults, a Fund could suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's cost associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy or insolvency proceedings concerning the seller, a Fund could suffer additional losses if the collateral held by the Fund is subject to a court ''stay'' that prevents the Fund from promptly selling the collateral. If this occurs, the Fund will bear the risk that the value of the collateral will decline below the repurchase price. Furthermore, a Fund could experience a loss if a court determines that the Fund's interest in the collateral is not enforceable.

In evaluating whether to enter into a repurchase agreement, the Investment Adviser will carefully consider the creditworthiness of the seller. Distributions of the income from repurchase agreements will be taxable to a Fund's shareholders. In addition, certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Asset-Backed and Receivables-Backed Securities. Certain Funds may invest in asset-backed and receivables-backed securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, mortgages, installment contracts and personal property. Asset-backed and receivables-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed and receivables-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. In addition, securities that are backed by credit card, automobile and similar types of receivables generally do not have the benefit of a security interest in collateral that is comparable in quality to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligation, there is the possibility that, in some cases, a Fund will be unable to possess and sell the underlying collateral and that a Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Foreign Government Obligations and Related Foreign Risks. Certain Funds may invest in foreign government obligations. Foreign government obligations that the Funds invest in are U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government or other entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of NRSROs.

Investments by a Fund in foreign securities, whether issued by a foreign government, bank, corporation or other issuer, may present a greater degree of risk than investments in securities of domestic issuers because of less publicly-available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities, and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks. The legal remedies for investors may be more limited than the remedies available in the United States. In addition, changes in the exchange rate of a foreign currency relative to the U.S. dollar (e.g., weakening of the currency against the U.S. dollar) may adversely affect the ability of a foreign issuer to pay interest and repay principal on an obligation.

Municipal Obligations. Certain Funds may invest in municipal obligations. Municipal obligations are issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia. Municipal obligations in which a Fund may invest include fixed rate notes and similar debt instruments; variable and floating rate demand instruments; tax-exempt commercial paper; municipal bonds; and unrated notes, paper, bonds or other instruments.

Municipal Notes and Bonds. Municipal notes include tax anticipation notes (''TANs''), revenue anticipation notes (''RANs''), bond anticipation notes (''BANs''), tax and revenue anticipation notes (''TRANs'') and construction loan notes. Municipal bonds include general obligation bonds and revenue bonds. General obligation bonds are backed by the taxing power of the issuing municipality and are considered the safest type of municipal obligation. Revenue bonds are backed by the revenues of a project or facility such as the tolls from a toll bridge. Revenue bonds also include lease rental revenue bonds which are issued by a state or local authority for capital projects and are secured by annual lease payments from the state or locality sufficient to cover debt service on the authority's obligations. Industrial development bonds (''private activity bonds'') are a specific type of revenue bond backed by the credit and security of a private user and, therefore, have more potential risk. Municipal bonds may be issued in a variety of forms, including commercial paper, tender option bonds and variable and floating rate securities.

Tender Option Bonds. A tender option bond is a municipal obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term, tax-exempt rates. The bond is typically issued in conjunction with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which the institution grants the security holder the option, at periodic intervals, to tender its securities to the institution. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the bond's fixed coupon rate and the rate, as determined by a remarketing or similar agent, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. An institution will normally not be obligated to accept tendered bonds in the event of certain defaults or a significant downgrading in the credit rating assigned to the issuer of the bond. The tender option will be taken into account in determining the maturity of the tender option bonds and a Fund's average portfolio maturity. There is a risk that a Fund will not be considered the owner of a tender option bond for federal income tax purposes, and thus will not be entitled to treat such interest as exempt from federal income tax. Certain tender

option bonds may be illiquid or may become illiquid as a result of a credit rating downgrade, a payment default or a disqualification from tax-exempt status.

Revenue Anticipation Warrants. Revenue Anticipation Warrants (''RAWs'') are issued in anticipation of the issuer's receipt of revenues and present the risk that such revenues will be insufficient to satisfy the issuer's payment obligations. The entire amount of principal and interest on RAWs is due at maturity. RAWs, including those with a maturity of more than 397 days, may also be repackaged as instruments which include a demand feature that permits the holder to sell the RAWs to a bank or other financial institution at a purchase price equal to par plus accrued interest on each interest rate reset date.

Industrial Development Bonds. Certain Funds may invest in industrial development bonds (private activity bonds). Industrial development bonds are a specific type of revenue bond backed by the credit and security of a private user, the interest from which would be an item of tax preference when distributed by a Fund as ''exempt-interest dividends'' to shareholders under the AMT.

Other Municipal Obligation Policies. Certain Funds may invest 25% or more of the value of their respective total assets in municipal obligations which are related in such a way that an economic, business or political development or change affecting one municipal obligation would also affect the other municipal obligation. For example, a Fund may invest all of its assets in (a) municipal obligations the interest of which is paid solely from revenues from similar projects such as hospitals, electric utility systems, multi-family housing, nursing homes, commercial facilities (including hotels), steel companies or life care facilities; (b) municipal obligations whose issuers are in the same state; or (c) industrial development obligations. Concentration of a Fund's investments in these municipal obligations will subject the Fund, to a greater extent than if such investment was not so concentrated, to the risks of adverse economic, business or political developments affecting the particular state, industry or other area of concentration.

Municipal obligations may also include municipal leases, certificates of participation and ''moral obligation'' bonds. A municipal lease is an obligation issued by a state or local government to acquire equipment or facilities. Certificates of participation represent interests in municipal leases or other instruments, such as installment contracts. Moral obligation bonds are supported by the moral commitment but not the legal obligation of a state or municipality. Municipal leases, certificates of participation and moral obligation bonds present the risk that the state or municipality involved will not appropriate the monies to meet scheduled payments under these instruments.

Municipal obligations may be backed by letters of credit or other forms of credit enhancement issued by domestic banks or foreign banks which have a branch, agency or subsidiary in the United States or by other financial institutions such as insurance companies which may issue insurance policies with respect to municipal

obligations. The credit quality of these banks, insurance companies and other financial institutions could, therefore, cause a loss to a Fund that invests in municipal obligations. Letters of credit and other obligations of foreign banks and financial institutions may involve risks in addition to those of domestic obligations because of less publicly available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks.

In order to enhance the liquidity, stability or quality of a municipal obligation, a Fund may acquire the right to sell the obligation to another party at a guaranteed price and date.

Custodial Receipts. Certain Funds may invest in custodial receipts representing interests in U.S. Government Securities, municipal obligations or other debt instruments held by a custodian or trustee. Custodial receipts evidence ownership of future interest payments, principal payments or both on notes or bonds issued or guaranteed as to principal or interest by the U.S. government, its agencies, instrumentalities, political subdivisions or authorities, or by a state or local governmental body or authority, or by other types of issuers. For certain securities law purposes, custodial receipts are not considered obligations of the underlying issuers. In addition, if for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account.

Other Investment Companies. A Fund may invest in securities of other investment companies subject to statutory limitations prescribed by the Act. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Such other investment companies will have investment objectives, policies and restrictions substantially similar to those of the acquiring Fund and will be subject to substantially the same risks. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money

market funds for which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Floating and Variable Rate Obligations. The Funds may purchase floating and variable rate obligations. The value of these obligations is generally more stable than that of a fixed rate obligation in response to changes in interest rate levels. Subject to the conditions for using amortized cost valuation under the Act, a Fund may consider the maturity of a variable or floating rate obligation to be shorter than its ultimate stated maturity if the obligation is a U.S. Treasury Obligation or U.S. Government Security, if the obligation has a remaining maturity of 397 calendar days or less, or if the obligation has a demand feature that permits the Fund to receive payment at any time or at specified intervals not exceeding 397 calendar days. The issuers or financial intermediaries providing demand features may support their ability to purchase the obligations by obtaining credit with liquidity supports. These may include lines of credit, which are conditional commitments to lend, and letters of credit, which will ordinarily be irrevocable, both of which may be issued by domestic banks or foreign banks. A Fund may purchase variable or floating rate obligations from the issuers or may purchase certificates of participation, a type of floating or variable rate obligation, which are interests in a pool of debt obligations held by a bank or other financial institution.

When-Issued Securities and Forward Commitments. The Funds may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price and yield to a Fund at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Illiquid Securities. Each Fund may invest up to 10% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain municipal leases and participation interests
- Certain stripped mortgage-backed securities

- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933.

Investing in restricted securities may decrease the liquidity of a Fund's portfolio.

Borrowings. Each Fund may borrow up to 33 1/3% of its total assets from banks for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its net assets. For more information, see the Additional Statement.

Downgraded Securities. After its purchase, a portfolio security may be assigned a lower rating or cease to be rated. If this occurs, a Fund may continue to hold the security if the Investment Adviser believes it is in the best interest of the Fund and its shareholders.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). This information has been audited by PricewaterhouseCoopers LLP, whose report, along with a Fund's financial statements, is included in the Fund's annual report (available upon request).

PRIME OBLIGATIONS FUND

	FST Administration Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[(a)]	0.010	0.008	0.01	0.04	0.06
Distributions to shareholders	(0.010)	(0.008)	(0.01)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[(b)]	1.00%	0.81%	1.50%	3.89%	6.18%
Net assets, end of year (in 000's)	$2,765,553	$3,080,780	$2,927,767	$2,803,798	$2,084,745
Ratio of net expenses to average net assets	0.43%	0.43%	0.43%	0.43%	0.43%
Ratio of net investment income to average net assets	0.99%	0.80%	1.48%	3.64%	6.09%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.47%	0.47%	0.47%	0.48%	0.47%
Ratio of net investment income to average net assets	0.95%	0.76%	1.44%	3.59%	6.05%

See page 63 for all footnotes.

MONEY MARKET FUND

	FST Administration Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[(a)]	0.010	0.008	0.01	0.04	0.06
Distributions to shareholders	(0.010)	(0.008)	(0.01)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[(b)]	1.01%	0.81%	1.50%	3.91%	6.18%
Net assets, end of year (in 000's)	$626,210	$447,290	$480,359	$645,588	$421,498
Ratio of net expenses to average net assets	0.43%	0.43%	0.43%	0.43%	0.43%
Ratio of net investment income to average net assets	1.05%	0.81%	1.50%	3.72%	6.02%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.47%	0.47%	0.47%	0.48%	0.47%
Ratio of net investment income to average net assets	1.01%	0.77%	1.46%	3.67%	5.98%

See page 63 for all footnotes.

TREASURY OBLIGATIONS FUND

	FST Administration Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[(a)]	0.009	0.007	0.01	0.04	0.06
Distributions to shareholders	(0.009)	(0.007)	(0.01)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[(b)]	0.89%	0.71%	1.40%	3.61%	5.92%
Net assets, end of year (in 000's)	$1,581,650	$1,199,363	$1,396,765	$1,515,737	$1,379,728
Ratio of net expenses to average net assets	0.45%	0.45%	0.45%	0.45%	0.43%
Ratio of net investment income to average net assets	0.90%	0.67%	1.31%	3.54%	5.83%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.47%	0.47%	0.47%	0.48%	0.48%
Ratio of net investment income to average net assets	0.88%	0.65%	1.29%	3.51%	5.78%

See page 63 for all footnotes.

TREASURY INSTRUMENTS FUND

	FST Administration Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[(a)]	0.008	0.006	0.01	0.03	0.06
Distributions to shareholders	(0.008)	(0.006)	(0.01)	(0.03)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[(b)]	0.83%	0.64%	1.31%	3.53%	5.64%
Net assets, end of year (in 000's)	$236,848	$187,685	$208,186	$117,089	$42,533
Ratio of net expenses to average net assets	0.45%	0.45%	0.45%	0.45%	0.43%
Ratio of net investment income to average net assets	0.84%	0.59%	1.14%	3.22%	5.40%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.49%	0.50%	0.50%	0.51%	0.53%
Ratio of net investment income to average net assets	0.80%	0.54%	1.09%	3.16%	5.30%

See page 63 for all footnotes.

GOVERNMENT FUND

	FST Administration Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[(a)]	0.010	0.008	0.01	0.04	0.06
Distributions to shareholders	(0.010)	(0.008)	(0.01)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[(b)]	0.98%	0.79%	1.44%	3.83%	6.05%
Net assets, end of year (in 000's)	$1,072,788	$934,764	$ 944,400	$1,169,694	$595,037
Ratio of net expenses to average net assets	0.43%	0.43%	0.43%	0.43%	0.43%
Ratio of net investment income to average net assets	0.99%	0.78%	1.40%	3.52%	5.93%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.47%	0.47%	0.47%	0.49%	0.48%
Ratio of net investment income to average net assets	0.95%	0.74%	1.36%	3.46%	5.88%

See page 63 for all footnotes

FEDERAL FUND

	FST Administration Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[(a)]	0.009	0.007	0.01	0.04	0.06
Distributions to shareholders	(0.009)	(0.007)	(0.01)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[(b)]	0.93%	0.74%	1.40%	3.79%	6.00%
Net assets, end of year (in 000's)	$679,050	$419,747	$ 685,582	$1,134,424	$1,024,184
Ratio of net expenses to average net assets	0.45%	0.45%	0.45%	0.45%	0.45%
Ratio of net investment income to average net assets	1.00%	0.75%	1.39%	3.75%	5.89%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.47%	0.47%	0.47%	0.47%	0.48%
Ratio of net investment income to average net assets	0.98%	0.73%	1.37%	3.73%	5.86%

See page 63 for all footnotes.

TAX-FREE MONEY MARKET FUND

	FST Administration Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[(a)]	0.008	0.006	0.01	0.02	0.04
Distributions to shareholders	(0.008)	(0.006)	(0.01)	(0.02)	(0.04)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[(b)]	0.79%	0.64%	1.05%	2.34%	3.69%
Net assets, end of year (in 000's)	$345,968	$273,661	$206,792	$146,621	$108,335
Ratio of net expenses to average net assets	0.43%	0.43%	0.43%	0.43%	0.43%
Ratio of net investment income to average net assets	0.81%	0.61%	1.04%	2.27%	3.66%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.47%	0.47%	0.47%	0.48%	0.48%
Ratio of net investment income to average net assets	0.77%	0.57%	1.00%	2.22%	3.61%

See page 63 for all footnotes.

Footnotes:

a *Calculated based on the average shares outstanding methodology.*

b *Assumes reinvestment of all distributions. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions.*



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Index

Financial Square Funds

Prospectus (FST Administration Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550. You can also access and download the annual and semi-annual reports and the Additional Statement at the Funds' website: http://www.gs.com/funds.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-621-2550
- By mail: Goldman Sachs Funds, P.O. Box 06050, Chicago, IL 60606-6306
- By e-mail: gs-funds@gs.com
- On the Internet: SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs
Asset Management

Prospectus

FST Select Shares

April 29, 2005

GOLDMAN SACHS FINANCIAL SQUARE FUNDS℠



12
11
10
9
8
S.P.CO.
60
50
70
ELSEA

- Prime Obligations Fund
- Money Market Fund
- Treasury Obligations Fund
- Treasury Instruments Fund
- Government Fund
- Federal Fund
- Tax-Free Money Market Fund

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH A FUND SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN A FUND.



Goldman
Sachs

Asset Management

NOT FDIC-Insured	May Lose Value	No Bank Guarantee

General Investment Management Approach

Goldman Sachs Asset Management, L.P. (''GSAM®'') serves as Investment Adviser to the Financial Square Funds (the ''Funds''). GSAM is referred to in this Prospectus as the ''Investment Adviser.''

Goldman Sachs' Money Market Investment Philosophy:

The Money Market Funds are managed to seek preservation of capital, daily liquidity and maximum current income. With each Fund, the Investment Adviser follows a conservative, risk-managed investment process that seeks to:

- Manage credit risk
- Manage interest rate risk
- Manage liquidity

> Since 1981, the Investment Adviser has actively managed the Goldman Sachs Money Market Funds to provide investors with the greatest possible preservation of principal and income potential.

INVESTMENT PROCESS

1. Managing Credit Risk

The Investment Adviser's process for managing risk emphasizes:

- ***Intensive research***—The Credit Department, a separate operating entity of Goldman, Sachs & Co. (''Goldman Sachs''), approves all money market fund eligible securities for the Funds. Sources for the Credit Department's analysis include third-party inputs, such as financial statements and media sources, ratings releases and company meetings, as well as the Investment Research, Legal and Compliance departments of Goldman Sachs.
- ***Timely updates***—A Credit Department-approved list of securities is continuously communicated on a ''real-time'' basis to the portfolio management team via computer link.

The Result: An ''approved'' list of high-quality credits—The Investment Adviser's portfolio management team uses this approved list to construct portfolios which offer the best available risk-return tradeoff within the ''approved'' credit universe.

2. Managing Interest Rate Risk

Three main steps are followed in seeking to manage interest rate risk:

- ***Establish weighted average maturity (''WAM'') target***—WAM (the weighted average time until the yield of a portfolio reflects any changes in the current interest rate environment) is constantly revisited and adjusted as market conditions change. An overall strategy is developed by the portfolio management team based on insights gained from weekly meetings with both Goldman Sachs economists and economists from outside the firm.
- ***Implement optimum portfolio structure***—Proprietary models that seek the optimum balance of risk and return, in conjunction with the Investment Adviser's analysis of factors such as market events, short-term interest rates and each Fund's asset volatility, are used to identify the most effective portfolio structure.
- ***Conduct rigorous analysis of new securities***—The Investment Adviser's five-step process includes legal, credit, historical index and liquidity analysis, as well as price stress testing to determine suitability for money market mutual funds.

3. Managing Liquidity

Factors that the Investment Adviser's portfolio managers continuously monitor and that affect liquidity of a money market portfolio include:

- Each Fund's investors and factors that influence their asset volatility;
- Technical events that influence the trading range of federal funds and other short-term fixed-income markets; and
- Bid-ask spreads associated with securities in the portfolios.

Benchmarks for the Money Market Funds are the **iMoneyNet, Inc. Indices.** Each Fund uses the iMoneyNet Index which best corresponds to the Fund's eligible investments.

References in this Prospectus to a Fund's benchmark are for informational purposes only, and unless otherwise noted are not an indication of how a particular Fund is managed.

- ***The Funds:*** Each Fund's securities are valued by the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940, as amended (the ''Act''). Under Rule 2a-7, each Fund may invest only in U.S. dollar-denominated securities that are determined to present minimal credit risk and meet certain other criteria, including conditions relating to maturity, diversification and credit quality. These operating policies may be more restrictive than the fundamental policies set forth in the Statement of Additional Information (the ''Additional Statement'').
  - ***Taxable Funds:*** Prime Obligations, Money Market, Treasury Obligations and Government Funds.
  - ***Tax-Advantaged Funds:*** Treasury Instruments and Federal Funds.
  - ***Tax-Exempt Fund:*** Tax-Free Money Market Fund.
- ***The Investors:*** The Funds are designed for institutional investors seeking a high rate of return, a stable net asset value (''NAV'') and convenient liquidation privileges. The Funds are particularly suitable for banks, corporations and other financial institutions that seek investment of short-term funds for their own accounts or for the accounts of their customers. Shares of the Government Fund are intended to qualify as eligible investments for federally chartered credit unions pursuant to Sections 107(7), 107(8) and 107(15) of the Federal Credit Union Act, Part 703 of the National Credit Union Administration (''NCUA'') Rules and Regulations and NCUA Letter Number 155. The Fund intends to review changes in the applicable laws, rules and regulations governing eligible investments for federally chartered credit unions, and to take such action as may be necessary so that the investments of the Fund qualify as eligible investments under the Federal Credit Union Act and the regulations thereunder. Shares of the Government Fund, however, may or may not qualify as eligible investments for particular state-chartered credit unions. A state-chartered credit union should consult qualified legal counsel to determine whether the Government Fund is a permissible investment under the law applicable to it.
- ***NAV:*** Each Fund seeks to maintain a stable NAV of $1.00 per share. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.
- ***Maximum Remaining Maturity of Portfolio Investments:*** 13 months (as determined pursuant to Rule 2a-7) at the time of purchase.
- ***Dollar-Weighted Average Portfolio Maturity:*** Not more than 90 days (as required by Rule 2a-7).

- ***Investment Restrictions:*** Each Fund is subject to certain investment restrictions that are described in detail under ''Investment Restrictions'' in the Additional Statement. Fundamental investment restrictions of a Fund cannot be changed without approval of a majority of the outstanding shares of that Fund. The Treasury Obligations Fund's policy of limiting its investments to U.S. Treasury Obligations (as defined in Appendix A) and related repurchase agreements is also fundamental. All investment objectives and policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval.
- ***Diversification:*** Diversification can help a Fund reduce the risks of investing. In accordance with current regulations of the Securities and Exchange Commission (the ''SEC''), each Fund may not invest more than 5% of the value of its total assets at the time of purchase in the securities of any single issuer. However, a Fund may invest up to 25% of the value of its total assets in the securities of a single issuer for up to three business days. These limitations do not apply to cash, certain repurchase agreements, U.S. Government Securities (as defined in Appendix A) or securities of other investment companies. In addition, securities subject to certain unconditional guarantees are subject to different diversification requirements as described in the Additional Statement.

Fund Investment Objectives and Strategies

INVESTMENT OBJECTIVES

The Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government, Federal and Tax-Free Money Market Funds seek to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity by investing exclusively in high quality money market instruments.

Taxable and Tax-Advantaged Funds: The Prime Obligations and Money Market Funds pursue their investment objectives by investing in U.S. Government Securities, obligations of U.S. banks, commercial paper and other short-term obligations of U.S. companies, states, municipalities and other entities and repurchase agreements. The Money Market Fund may also invest in U.S. dollar-denominated obligations of foreign banks, foreign companies and foreign governments. The Treasury Obligations Fund pursues its investment objective by investing only in securities issued by the U.S. Treasury and repurchase agreements relating to such securities. The Government Fund pursues its investment objective by investing, directly or indirectly, only in U.S. Government Securities and repurchase agreements relating to such securities. The Treasury Instruments and Federal Funds pursue their investment objectives by limiting their investments only to certain U.S. Treasury Obligations and U.S. Government Securities, respectively, the interest from which is generally exempt from state income taxation. You should consult your tax adviser to determine whether distributions from the Treasury Instruments and Federal Funds (and any other Fund that may hold such obligations) derived from interest on such obligations are exempt from state income taxation in your own state.

In order to obtain a rating from a rating organization, the Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government and Federal Funds will observe special investment restrictions.

Tax-Exempt Fund: The Tax-Free Money Market Fund pursues its investment objective by investing in securities issued by or on behalf of states, territories, and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia, the interest from which, if any, is in the opinion of bond counsel excluded from gross income for federal income tax purposes, and generally not an item of tax preference under the federal alternative minimum tax (''AMT'').

PRINCIPAL INVESTMENT STRATEGIES

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual and semi-annual reports. For more information see Appendix A. The Funds publish their complete portfolio holdings on their website (http://www.gs.com/funds). The Prime Obligations and Money Market Funds publish their holdings as of the end of each month subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. The other Funds publish their holdings as of the end of each calendar quarter subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. This information will be available on the website until the date on which a Fund files its next quarterly portfolio holdings report on Form N-CSR or Form N-Q with the SEC. In addition, a description of the Funds' policies and procedures with respect to the disclosure of a Fund's portfolio securities is available in the Funds' Additional Statement.

Investment Policies Matrix

Fund	U.S. Treasury Obligations	U.S. Government Securities	Bank Obligations	Commercial Paper
Prime Obligations	■[1]	■	■ U.S. banks only[2]	■
Money Market	■[1]	■	■ Over 25% of total assets must be invested in U.S. and foreign (US$) banks[3]	■ U.S. and foreign (US$) commercial paper
Treasury Obligations	■[4]			
Treasury Instruments	■[4]			
Government	■[1]	■		
Federal	■[1]	■		
Tax-Free Money Market				■ Tax-exempt only

Note: See Appendix A for a description of, and certain criteria applicable to, each of these categories of investments.

[1] *Issued or guaranteed by the U.S. Treasury.*
[2] *Including foreign branches of U.S. banks.*
[3] *If adverse economic conditions prevail in the banking industry (such as substantial losses on loans, increases in non-performing assets and charge-offs and declines in total deposits) the Fund may, for temporary defensive purposes, invest less than 25% of its total assets in bank obligations.*
[4] *Issued by the U.S. Treasury.*
[5] *To the extent required by Rule 2a-7, asset-backed and receivables-backed securities will be rated by the requisite number of nationally recognized statistical rating organizations (''NRSROs'').*
[6] *The Money Market Fund may invest in U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government. The Fund may also invest in U.S. dollar-denominated obligations issued or guaranteed by any entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of NRSROs. The Fund may not invest more than 25% of its total assets in the securities of any one foreign government.*

Short-Term Obligations of Corporations and Other Entities	Repurchase Agreements	Asset-Backed and Receivables-Backed Securities[5]	Foreign Government Obligations (US$)
■ U.S. entities only	■	■	
■ U.S. and foreign (US$) entities	■	■	■[6]
	■		
	■		
	■ (Does not intend to invest)		

Investment Policies Matrix continued

Fund	Municipals	Custodial Receipts	Unrated Securities[9]	Investment Companies
Prime Obligations	■[7]	■	■	■ Up to 10% of total assets in other investment companies
Money Market	■[7]	■	■	■ Up to 10% of total assets in other investment companies
Treasury Obligations				
Treasury Instruments				
Government				■ Up to 10% of total assets in other investment companies
Federal				
Tax-Free Money Market	■ At least 80% of net assets in tax-exempt municipal obligations (except in extraordinary circumstances)[8]	■	■	■ Up to 10% of total assets in other investment companies

Note: See Appendix A for a description of, and certain criteria applicable to, each of these categories of investments.

[7] *Will only make such investments when yields on such securities are attractive compared to other taxable investments.*

[8] *Ordinarily expect that 100% of the Fund's assets will be invested in municipal obligations, but the Fund may, for temporary defensive purposes, hold cash or invest in short-term taxable securities.*

[9] *To the extent permitted by Rule 2a-7, securities without short-term ratings may be purchased if they are deemed to be of comparable quality to First Tier Securities. In addition, a Fund holding a security supported by a guarantee or demand feature may rely on the credit quality of the guarantee or demand feature in determining the credit quality of the investment.*

Private Activity Bonds	Credit Quality[9]	Summary of Taxation for Distributions[13]	Miscellaneous
■	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
■	First Tier[12]	Taxable federal and state[14]	May invest in obligations of the International Bank for Reconstruction and Development. Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and generally exempt from state taxation	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and generally exempt from state taxation	Under extraordinary circumstances, may hold cash, U.S. Government Securities subject to state taxation or cash equivalents. Reverse repurchase agreements not permitted.
■ Does not intend to invest if subject to AMT[10,11]	First Tier[12]	Tax-exempt federal and taxable state[15]	May (but does not currently intend to) invest up to 20% of net assets in securities subject to AMT and may temporarily invest in the taxable money market instruments described herein. Reverse repurchase agreements not permitted.

[10] *If such policy should change, private activity bonds subject to AMT would not exceed 20% of the Fund's net assets under normal market conditions.*

[11] *No more than 25% of the value of the Fund's total assets may be invested in industrial development bonds or similar obligations where the non-governmental entities supplying the revenues from which such bonds or obligations are to be paid are in the same industry.*

[12] *First Tier Securities are (a) rated in the highest short-term rating category by at least two NRSROs, or if only one NRSRO has assigned a rating, by that NRSRO; or (b) issued or guaranteed by, or otherwise allow a Fund under certain conditions to demand payment from, an entity with such ratings. U.S. Government Securities are considered First Tier Securities.*

[13] *See ''Taxation'' for an explanation of the tax consequences summarized in the table above.*

[14] *Taxable in many states except for distributions from U.S. Treasury Obligation interest income and certain U.S. Government Securities interest income.*

[15] *Taxable except for distributions from interest on obligations of an investor's state of residence in certain states.*

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	Prime Obligations Fund	Money Market Fund	Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
NAV	•	•	•	•	•	•	•
Interest Rate	•	•	•	•	•	•	•
Credit/Default	•	•	•	•	•	•	•
Liquidity	•	•	•	•	•	•	•
U.S. Government Securities	•	•	—	—	•	•	—
Concentration	—	—	—	—	—	—	•
Foreign	—	•	—	—	—	—	—
Banking Industry	—	•	—	—	—	—	—
Tax	—	—	—	—	—	—	•

Risks that apply to all Funds:

- ***NAV Risk***—The risk that a Fund will not be able to maintain a NAV per share of $1.00 at all times.
- ***Interest Rate Risk***—The risk that during periods of rising interest rates, a Fund's yield (and the market value of its securities) will tend to be lower than prevailing market rates; in periods of falling interest rates, a Fund's yield will tend to be higher.
- ***Credit/Default Risk***—The risk that an issuer or guarantor of a security, or a bank or other financial institution that has entered into a repurchase agreement, may default on its payment obligations. In addition, with respect to the Tax-Free Money Market Fund, this risk includes the risk of default on foreign letters of credit, guarantees or insurance policies that back municipal securities.
- ***Liquidity Risk***—The risk that a Fund will be unable to pay redemption proceeds within the time period stated in this Prospectus, because of unusual market conditions, an unusually high volume of redemption requests, or other reasons.

Risk that applies to the Prime Obligations, Money Market, Government and Federal Funds:

- ***U.S. Government Securities Risk***—The risk that the U.S. government will not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. Although many U.S. Government Securities purchased by the Funds, such as those issued by the Federal National Mortgage Association (''Fannie Mae''), Federal Home Loan Mortgage Corporation (''Freddie Mac'') and Federal Home Loan Banks may be chartered or sponsored by Acts of Congress, their securities are neither issued nor guaranteed by the United States Treasury and, therefore, are not backed by the full faith and credit of the United States. The maximum potential liability of the issuers of some U.S. Government Securities held by a Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

Risks that apply to the Money Market Fund:

- ***Foreign Risk***—The risk that a foreign security could lose value as a result of political, financial and economic events in foreign countries, less publicly available financial and other information, less stringent foreign securities regulations and accounting and disclosure standards, or other factors. The Money Market Fund may not invest more than 25% of its total assets in the securities of any one foreign government.
- ***Banking Industry Risk***—The risk that if the Fund invests more than 25% of its total assets in bank obligations, an adverse development in the banking industry may affect the value of the Fund's investments more than if the Fund's investments were not invested to such a degree in the banking industry. Normally, the Money Market Fund intends to invest more than 25% of its total assets in bank obligations. Banks may be particularly susceptible to certain economic factors such as interest rate changes, adverse developments in the real estate market, fiscal and monetary policy and general economic cycles.

Risks that apply to the Tax-Free Money Market Fund:

- ***Concentration Risk***—The risk that if the Fund invests more than 25% of its total assets in issuers within the same state, industry or economic sector, an adverse economic, business or political development may affect the value of the Fund's investments more than if its investments were not so concentrated.
- ***Tax Risk***—The risk that future legislative or administrative changes or court decisions may materially affect the value of the Fund's portfolio and/or the ability of the Fund to pay federal tax-exempt dividends. This Fund would not be a suitable investment for IRAs, other tax-exempt or tax-deferred accounts or for other investors who are not sensitive to the federal, state or local tax consequences of their investments.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table below provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Select Shares from year to year for up to the last ten years; and (b) the average annual total returns of a Fund's Select Shares. Investors should be aware that the fluctuation of interest rates is one primary factor in performance volatility. The bar chart (including ''Best Quarter'' and ''Worst Quarter'' information) and table assume reinvestment of dividends and distributions. A Fund's past performance is not necessarily an indication of how the Fund will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced. You may obtain a Fund's current yield by calling 1-800-621-2550.

Prime Obligations Fund



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q1 '01 1.41%
Worst Quarter*
Q1 '04 0.23%
4.12%
1.72%
1.03%
1.22%
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	Since Inception
Select Shares (Inception 1/31/00)	1.22%	2.83%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Money Market Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q1 '01 1.41%
Worst Quarter*
Q3 '03 0.23%
4.13%
1.72%
1.03%
1.23%
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	Since Inception
Select Shares (Inception 1/31/00)	1.23%	2.84%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Treasury Obligations Fund



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q1 '01 1.36%
Worst Quarter*
Q3 '03 0.20%
3.83%
1.62%
0.93%
1.11%
2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	Since Inception
Select Shares (Inception 1/31/00)	1.11%	2.67%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Treasury Instruments Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q1 '01 1.33%
Worst Quarter*
Q1 '04 0.18%
3.75%
1.54%
0.86%
1.05%
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	Since Inception
Select Shares (Inception 1/31/00)	1.05%	2.55%

** Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Government Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q1 '01 1.38%
Worst Quarter*
Q1 '04 0.22%
4.05%
1.66%
1.01%
1.20%
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	Since Inception
Select Shares (Inception 1/31/00)	1.20%	2.78%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Federal Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q1 '01 1.37%
Worst Quarter*
Q1 '04 0.20%
4.02%
1.62%
0.97%
1.15%
2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	Since Inception
Select Shares (Inception 1/31/00)	1.15%	2.73%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Tax-Free Money Market Fund



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q2 '01 0.79%
Worst Quarter*
Q3 '03 0.17%
2.57%
1.27%
0.86%
1.02%
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	Since Inception
Select Shares (Inception 1/31/00)	1.02%	1.90%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

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Fund Fees and Expenses (Select Shares)

This table describes the fees and expenses that you would pay if you buy and hold Select Shares of a Fund.

	Prime Obligations Fund	Money Market Fund
Shareholder Fees		
(fees paid directly from your investment):		
Maximum Sales Charge (Load) Imposed on Purchases	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fees	None	None
Exchange Fees	None	None
Annual Fund Operating Expenses		
(expenses that are deducted from Fund assets):[1]		
Management Fees[2]	0.21%	0.21%
Other Expenses*	0.04%	0.04%
Select Service Fees[3]	0.03%	0.03%
All Other Expenses[4]	0.01%	0.01%
Total Fund Operating Expenses*	0.25%	0.25%

See page 24 for all other footnotes.

* As a result of waivers and expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Funds which are actually incurred are as set forth below. The waivers and expense limitations may be modified or terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Prime Obligations Fund	Money Market Fund
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[1]		
Management Fees[2]	*0.17%*	*0.17%*
Other Expenses	*0.04%*	*0.04%*
Select Service Fees[3]	*0.03%*	*0.03%*
All Other Expenses[4]	*0.01%*	*0.01%*
Total Fund Operating Expenses (after waivers and expense limitations)	*0.21%*	*0.21%*

Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
None	None	None	None	None
None	None	None	None	None
None	None	None	None	None
None	None	None	None	None
None	None	None	None	None
0.21%	0.21%	0.21%	0.21%	0.21%
0.04%	0.06%	0.04%	0.04%	0.04%
0.03%	0.03%	0.03%	0.03%	0.03%
0.01%	0.03%	0.01%	0.01%	0.01%
0.25%	0.27%	0.25%	0.25%	0.25%

Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
0.19%	*0.19%*	*0.17%*	*0.19%*	*0.17%*
0.04%	*0.04%*	*0.04%*	*0.04%*	*0.04%*
0.03%	*0.03%*	*0.03%*	*0.03%*	*0.03%*
0.01%	*0.01%*	*0.01%*	*0.01%*	*0.01%*
0.23%	*0.23%*	*0.21%*	*0.23%*	*0.21%*

Fund Fees and Expenses continued

[1] *The Funds' annual operating expenses are based on actual expenses for the fiscal year ended December 31, 2004.*

[2] *The contractual management fee of each Fund is 0.205% of each Fund's average daily net assets. The Investment Adviser has voluntarily agreed not to impose a portion of the management fee equal to 0.015% of the Treasury Obligations, Treasury Instruments and Federal Funds' average daily net assets and equal to 0.035% of all other Funds' average daily net assets.* ***As a result of fee waivers, the current management fees of the Treasury Obligations Fund, Treasury Instruments Fund, Federal Fund and all other Funds are 0.19%, 0.19%, 0.19% and 0.17%, respectively, of such Funds' average daily net assets. The waivers may be terminated at any time at the option of the Investment Adviser.***

[3] *Service Organizations may charge other fees directly to their customers who are beneficial owners of Select Shares in connection with their customers' accounts. Such fees may affect the return customers realize with respect to their investments.*

[4] *The Investment Adviser has voluntarily agreed to reduce or limit ''All Other Expenses'' of each Fund (excluding management fees, select service fees, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses) to 0.014% of each Fund's average daily net assets.*

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Select Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Prime Obligations	$26	$80	$141	$318
Money Market	$26	$80	$141	$318
Treasury Obligations	$26	$80	$141	$318
Treasury Instruments	$28	$87	$152	$343
Government	$26	$80	$141	$318
Federal	$26	$80	$141	$318
Tax-Free Money Market	$26	$80	$141	$318

Service Organizations that invest in Select Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your Service Organization for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investments.

Certain Service Organizations that invest in Select Shares may receive other compensation in connection with the sale and distribution of Select Shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Payments to Intermediaries'' in the Additional Statement.

Service Providers

INVESTMENT ADVISER

Goldman Sachs Asset Management, L.P. (''GSAM''), 32 Old Slip, New York, New York 10005, has been registered as an investment adviser with the SEC since 1990 and is an affiliate of Goldman Sachs. As of December 31, 2004, GSAM, along with other units of the Investment Management Division of Goldman Sachs, had assets under management of $451.3 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser also performs the following services for the Funds:

- Continually manages each Fund, including the purchase, retention and disposition of securities and other assets
- Administers each Fund's business affairs
- Performs various recordholder servicing functions (to the extent not provided by other organizations)

Pursuant to SEC orders, certain Funds may enter into principal transactions in certain money market instruments, including repurchase agreements, with Goldman Sachs.

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Fund's average daily net assets):

Fund	Contractual Rate	Actual Rate For the Fiscal Year Ended December 31, 2004
Prime Obligations	0.205%	0.17%
Money Market	0.205%	0.17%
Treasury Obligations	0.205%	0.19%
Treasury Instruments	0.205%	0.19%
Government	0.205%	0.17%
Federal	0.205%	0.19%
Tax-Free Money Market	0.205%	0.17%

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, P.O. Box 06050, Chicago, Illinois 60606-6306, also serves as each Fund's transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of

Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs is a full service investment banking, broker dealer, asset management and financial services organization and a major participant in global financial markets. As such, it acts as an investor, investment banker, research provider, investment manager, financer, advisor, market maker, trader, prime broker, lender, agent and principal, and has other direct and indirect interests, in the global fixed income, currency, commodity, equity and other markets in which the Funds directly and indirectly invest. Thus, it is likely that the Funds will have multiple business relationships with and will invest in, engage in transactions with, make voting decisions with respect to, or obtain services from entities for which Goldman Sachs performs or seeks to perform investment banking or other services. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs, its affiliates, and other accounts managed by Goldman Sachs and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. Furthermore, transactions undertaken by Goldman Sachs, its affiliates or Goldman Sachs advised clients may adversely impact the Funds. Transactions by one or more Goldman Sachs advised clients or the Investment Adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Funds. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a global financial services firm, Goldman Sachs also provides a wide range of investment banking and financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it may create markets or specialize in, have positions in and affect transactions in, securities of issuers held by the Funds, and may also perform or seek to perform investment banking and financial services for those issuers. Goldman Sachs and its affiliates may have business relationships with and purchase or distribute or sell services or products from or to distributors, consultants or others who recommend the Funds or who engage in transactions with or for the Funds. For more information about conflicts of interest, see the Additional Statement.

LEGAL PROCEEDINGS

On April 2, 2004, Lois Burke, a plaintiff identifying herself as a shareholder of the Goldman Sachs Internet Tollkeeper Fund, filed a purported class and derivative action lawsuit in the United States District Court for the Southern District of New York against The Goldman Sachs Group, Inc. (''GSG''), Goldman Sachs Asset Management, L.P. (''GSAM''), the Trustees and Officers of the Goldman Sachs Trust (the ''Trust''), and John Doe Defendants. In addition, certain investment portfolios of the Trust were named as nominal defendants. On April 19 and May 6, 2004, additional class and derivative action lawsuits containing substantially similar allegations and requests for redress were filed in the United States District Court for the Southern District of New York. On June 29, 2004, the three complaints were consolidated into one action, *In re Goldman Sachs Mutual Funds Fee Litigation*, and on November 17, 2004, the plaintiffs filed a consolidated amended complaint against GSG, GSAM, Goldman Sachs Asset Management International (''GSAMI''), Goldman, Sachs & Co., the Trustees and Officers of the Trust and John Doe Defendants (collectively, the ''Defendants'') in the United States District Court for the Southern District of New York. Certain investment portfolios of the Trust and Goldman Sachs Variable Insurance Trust (collectively, the ''Goldman Sachs Funds'') were also named as nominal defendants in the amended complaint.

The consolidated amended complaint, which is brought on behalf of all persons or entities who held shares in the Goldman Sachs Funds between April 2, 1999 and January 9, 2004, inclusive (the ''Class Period''), asserts claims involving (i) violations of the Act, the Investment Advisers Act of 1940, and New York General Business Law, (ii) common law breach of fiduciary duty, (iii) aiding and abetting breach of fiduciary duty and (iv) unjust enrichment. The complaint alleges, among other things, that during the Class Period, the Defendants made improper and excessive brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds and omitted statements of fact in registration statements and reports filed pursuant to the Act which were necessary to prevent such registration statements and reports from being materially false and misleading. In addition, the complaint alleges that the Goldman Sachs Funds paid excessive and improper investment advisory fees to GSAM and GSAMI. The complaint also alleges that GSAM and GSAMI used Rule 12b-1 fees for improper purposes and made improper use of soft dollars. The complaint further alleges that the Trust's Officers and Trustees breached their fiduciary duties in connection with the foregoing. The plaintiffs in the cases are seeking compensatory damages; punitive damages; rescission of GSAM's and GSAMI's investment advisory agreements and return of fees paid; an accounting of all Goldman Sachs Funds-related fees, commissions and soft dollar payments; restitution of all unlawfully or

discriminatorily obtained fees and charges; and reasonable costs and expenses, including counsel fees and expert fees.

Based on currently available information, GSAM and GSAMI believe that the likelihood that the pending purported class and derivative action lawsuit will have a material adverse financial impact on the Goldman Sachs Funds is remote, and the pending action is not likely to materially affect their ability to provide investment management services to their clients, including the Goldman Sachs Funds.

Dividends

Dividends will be distributed monthly. You may choose to have dividends paid in:

- Cash
- Additional shares of the same class of the same Fund

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time. If you do not indicate any choice, dividends and distributions will be reinvested automatically in the applicable Fund.

All or substantially all of each Fund's net investment income will be declared as a dividend daily. Dividends will normally, but not always, be declared as of the following times:

Fund	Dividend Declaration Time (New York Time)
Prime Obligations	5:00 p.m.
Money Market	5:00 p.m.
Treasury Obligations	5:00 p.m.
Treasury Instruments	4:00 p.m.
Government	5:00 p.m.
Federal	4:00 p.m.
Tax-Free Money Market	4:00 p.m.

Dividends will be reinvested as of the last calendar day of each month. Cash distributions normally will be paid on or about the first business day of each month. Net short-term capital gains, if any, will be distributed in accordance with federal income tax requirements and may be reflected in a Fund's daily distributions.

Each Fund may distribute at least annually other realized capital gains, if any, after reduction by available capital losses. In order to avoid excessive fluctuations in the amount of monthly capital gains distributions, a portion of any net capital gains realized on the disposition of securities during the months of November and December may be distributed during the subsequent calendar year. The realized gains and losses are not expected to be of an amount which would affect the Fund's NAV of $1.00 per share.

The income declared as a dividend for the Prime Obligations, Money Market, Treasury Obligations and Government Funds is based on estimates of net investment income for each Fund. Actual income may differ from estimates, and differences, if any, will be included in the calculation of subsequent dividends.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' Select Shares.

HOW TO BUY SHARES

How Can I Purchase Select Shares Of The Funds?

Generally, Select Shares may be purchased only through institutions that have agreed to provide shareholder administration services to their customers who are the beneficial owners of Select Shares. These institutions are called ''Service Organizations.'' Customers of a Service Organization will normally give their purchase instructions to the Service Organization, and the Service Organization will, in turn, place purchase orders with Goldman Sachs. Service Organizations will set times by which purchase orders and payments must be received by them from their customers. Generally, Select Shares may be purchased from the Funds on any business day at their NAV next determined after receipt of an order by Goldman Sachs from a Service Organization. Shares begin earning dividends after the Fund's receipt of the purchase amount in federal funds. No sales load is charged.

Service Organizations are responsible for transmitting purchase orders and payments to Goldman Sachs in a timely fashion. Service Organizations should place a purchase order in writing or by telephone.

By Writing:	Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Before or immediately after placing an initial purchase order, a Service Organization should complete and send to Goldman Sachs an Account Application.

Service Organizations may send their payments as follows:

- Wire federal funds to The Northern Trust Company (''Northern''), as sub-custodian for State Street Bank and Trust Company (''State Street'') (each Fund's custodian); ***or***
- Send a check or Federal Reserve draft payable to Goldman Sachs Funds—(Name of Fund and Class of Shares), P.O. Box 06050, Chicago, IL 60606-6306. The Funds will not accept checks drawn on foreign banks, third party checks,

cashier's checks or official checks, temporary checks, electronic checks, drawer checks, cash, money orders, travelers' cheques or credit card checks.

It is strongly recommended that payment be effected by wiring federal funds to Northern.

It is expected that Federal Reserve drafts will ordinarily be converted to federal funds on the day of receipt and that checks will be converted to federal funds within two business days after receipt.

When Do Shares Begin Earning Dividends?

Dividends begin to accrue as follows:

If an effective order and federal funds are received:	Dividends begin:
Treasury Instruments and Federal Funds:	
■ By 3:00 p.m. New York time	Same business day
■ After 3:00 p.m. New York time	Next business day
Prime Obligations, Money Market, Treasury Obligations and Government Funds:	
■ By 5:00 p.m. New York time	Same business day
■ After 5:00 p.m. New York time	Next business day
Tax-Free Money Market Fund:	
■ By 2:00 p.m. New York time	Same business day
■ After 2:00 p.m. New York time	Next business day

What Do I Need To Know About Service Organizations?

Service Organizations may provide the following services in connection with their customers' investments in Select Shares:

- Acting, directly or through an agent, as the sole shareholder of record
- Maintaining account records for customers
- Processing orders to purchase, redeem or exchange shares for customers

Some (but not all) Service Organizations are authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized Service Organization or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.
- Service Organizations or intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your Service Organization directly to learn whether it is authorized to accept orders for the Trust.

Pursuant to a select plan adopted by the Trust's Board of Trustees, Service Organizations are entitled to receive payment for their services from the Trust of up to .03 of 1% (on an annualized basis) of the average daily net assets of the Select Shares of the Funds, which are attributable to or held in the name of the Service Organization for its customers.

The Investment Adviser, Distributor and/or their affiliates may also make additional payments to Service Organizations and other financial intermediaries (''Intermediaries'') from time to time to promote the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. These payments are made out of the Investment Adviser's, Distributor's and/or their affiliates' own assets, and are not an additional charge to the Funds. The payments are in addition to the fees described in this Prospectus. Such payments are intended to compensate Intermediaries for, among other things: marketing shares of the Funds and other Goldman Sachs Funds, which may consist of payments relating to Funds included on preferred or recommended fund lists or in certain sales programs from time to time sponsored by the Intermediaries; access to the Intermediaries' registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; and/or other specified services intended to assist in the distribution and marketing of the Funds and other Goldman Sachs Funds. The payments may also, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote the sale of shares, as well as sponsor various educational programs, sales contests and/or promotions. The additional payments by the Investment Adviser, Distributor and/or their affiliates may also compensate Intermediaries for subaccounting, administrative and/or shareholder processing services that are in addition to the fees paid for these services by the Funds. The amount of these additional payments is normally not expected to exceed 0.50% (annualized) of the amount sold or invested through the Intermediaries. Please refer to the ''Payments to Intermediaries'' section of the Additional Statement for more information about these payments.

The payments made by the Investment Adviser, Distributor and/or their affiliates may be different for different Intermediaries. The presence of these payments and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered representative or salesperson to highlight, feature or recommend Funds based, at least in part, on the level of compensation paid. You should contact your Service

Organization or other Intermediary for more information about the payments it receives and any potential conflicts of interest.

In addition to Select Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), and are entitled to different services than Select Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

Minimum initial investment	$10 million (may be allocated among the Funds)
Minimum account balance	$10 million
Minimum subsequent investments	None

A Service Organization may, however, impose a minimum amount for initial and subsequent investments in Select Shares and may establish other requirements such as a minimum account balance. A Service Organization may redeem Select Shares held by non-complying accounts, and may impose a charge for any special services.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Modify or waive the minimum investment and minimum account balance requirement.
- Reject any purchase order for any reason.

The Board of Trustees of the Trust has not adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares in light of the nature and high quality of the Funds' investments. As stated, however, each Fund reserves the right to refuse a purchase or exchange order, and may do so, for example, if management of the Trust believes that the transaction may not be in the best interests of the Fund. The Trust and Goldman Sachs will not be liable for any loss resulting from rejected purchase or exchange orders. In addition, restrictions on frequent transactions may apply with respect to other investment portfolios of the Trust.

Generally the Funds will not allow non-U.S. citizens and certain U.S. citizens residing outside the United States to open an account directly with the Funds.

The Funds may allow Service Organizations to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

The minimum investment requirement may be waived for current and former officers, partners, directors or employees of Goldman Sachs or any of its affiliates.

Customer Identification Program. Federal law requires the Funds to obtain, verify and record identifying information, which may include the name, residential or business street address, date of birth (for an individual), Social Security Number or taxpayer identification number or other identifying information, for each investor who opens an account with the Funds. Applications without the required information, or (where applicable) without an indication that a Social Security Number of taxpayer identification number has been applied for, may not be accepted by the Funds. After accepting an application, to the extent permitted by applicable law or their customer identification program, the Funds reserve the right to: (i) place limits on transactions in any account until the identity of the investor is verified; (ii) refuse an investment in the Funds; or (iii) involuntarily redeem an investor's shares and close an account in the event that the Funds are unable to verify an investor's identity. The Funds and their agents will not be responsible for any loss in an investor's account resulting from the investor's delay in providing all required identifying information or from closing an account and redeeming an investor's shares pursuant to the customer identification program.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Select Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$\text{NAV} = \frac{(\text{Value of Assets of the Class}) - (\text{Liabilities of the Class})}{\text{Number of Outstanding Shares of the Class}}$$

Fund	NAV Calculated
Treasury Instruments, Federal and Tax-Free Money Market	As of the close of regular trading of the New York Stock Exchange (normally 4:00 p.m. New York time or such later time as the New York Stock Exchange or the NASDAQ market may officially close) on each business day
Prime Obligations, Money Market, Treasury Obligations and Government	As of 5:00 p.m. New York time on each business day

- NAV per share of each class is generally calculated by the accounting agent on each business day. Fund shares will be priced on any day the New York Stock Exchange is open, except for days on which Chicago, Boston or New York banks are closed for local holidays.
- On any business day when the Bond Market Association (''BMA'') recommends that the securities markets close early, each Fund reserves the right to close at or prior to the BMA recommended closing time. If a Fund does so, it will cease granting same business day credit for purchase and redemption orders received after the Fund's closing time and credit will be given to the next business day.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open one or more Funds for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

To help each Fund maintain its $1.00 constant share price, portfolio securities are valued at amortized cost in accordance with SEC regulations. Amortized cost will normally approximate market value. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

HOW TO SELL SHARES

How Can I Sell Select Shares Of The Funds?

Generally, Select Shares may be sold (redeemed) only through Service Organizations. Customers of a Service Organization will normally give their redemption instructions to the Service Organization, and the Service Organization will, in turn, place redemption orders with the Funds. **Generally, each Fund will redeem its Select Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** Redemption proceeds may be sent to recordholders by check or by wire (if wire, instructions are on record). A

Service Organization may request redemptions in writing or by telephone if the optional telephone redemption privilege is elected on the Account Application.

Instructions For Redemptions:	
By Writing:	Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you have elected the telephone redemption privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Certain Service Organizations are authorized to accept redemption requests on behalf of the Funds as described under ''What Do I Need To Know About Service Organizations?'' A redemption may also be made with respect to certain Funds by means of the check redemption privilege described in the Additional Statement.

When Do I Need A Medallion Signature Guarantee To Redeem Shares?

A signature guarantee may be required if:

- You would like the redemption proceeds sent to an address that is not your address of record; or
- You would like to change your current bank designation.

Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.

A signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee. Additional documentation may be required for executors, trustees or corporations or when deemed appropriate by the Transfer Agent.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the

Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

When Will Redemption Proceeds Be Wired?

Redemption proceeds will normally be wired to the domestic bank account designated on a Service Organization's Account Application as follows:

Redemption Request Received	Redemption Proceeds	Dividends
Treasury Instruments and Federal Funds:		
■ By 3:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 3:00 p.m. New York time	Wired next business day	Earned on day request is received
Prime Obligations, Money Market, Treasury Obligations and Government Funds:		
■ By 5:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 5:00 p.m. New York time	Wired next business day	Earned on day request is received
Tax-Free Money Market Fund:		
■ By 1:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 1:00 p.m. New York time	Wired next business day	Earned on day request is received

- Although redemption proceeds will normally be wired as described above, under certain circumstances, (i) redemption proceeds may be paid the next business day following receipt of a properly executed wire transfer redemption request (or up to three business days later with respect to the Tax-Free Money Market Fund) and (ii) redemption requests or payments may be postponed or suspended as permitted pursuant to Section 22(e) of the Act. Generally, under that section, redemption requests or payments may be postponed or suspended if (i) the New

York Stock Exchange is closed for trading or trading is restricted; (ii) an emergency exists which makes the disposal of securities owned by a Fund or the fair determination of the value of the Fund's net assets not reasonably practicable; or (iii) the SEC by order permits the suspension of the right of redemption. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.

- Neither the Trust nor Goldman Sachs assumes any responsibility for the performance of intermediaries or your Service Organization in the transfer process. If a problem with such performance arises, you should deal directly with such intermediaries or Service Organizations.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Service Organizations are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, Service Organizations may set times by which they must receive redemption requests. Service Organizations may also require additional documentation from you.

The Trust reserves the right to:

- Redeem the Select Shares of any Service Organization whose account balance falls below the required Fund minimum as a result of a redemption. The Fund will give 60 days' prior written notice to allow a Service Organization to purchase sufficient additional shares of the Fund in order to avoid such redemption. Different rules may apply to investors who have established brokerage accounts with Goldman Sachs in accordance with the terms and conditions of their account agreements.
- Redeem shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to a Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at the

NAV on the day of reinvestment in additional Select Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

A Service Organization may exchange Select Shares of a Fund at NAV for shares of the corresponding class of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ The recordholder name(s) and signature(s) ■ The account number ■ The Fund names and Class of Shares ■ The dollar amount to be exchanged ■ Mail the request to: Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund or the entire balance of the original Fund account should be exchanged, except that this requirement may be waived at the discretion of the Trust.
- Telephone exchanges normally will be made only to an identically registered account.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

What Types Of Reports Will I Be Sent Regarding Investments In Select Shares?

You will receive an annual report containing audited financial statements and a semi-annual report. To eliminate unnecessary duplication, only one copy of such reports will be sent to shareholders with the same mailing address. If you would like a duplicate copy to be mailed to you, please contact Goldman Sachs Funds at 1-800-621-2550. The Funds do not generally provide sub-accounting services.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions.

Taxes on Distributions: Each Fund contemplates declaring as dividends each year all or substantially all of its net investment income. Fund distributions of investment income are generally taxable as ordinary income for federal tax purposes, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. To the extent that Fund distributions are attributable to interest on certain federal obligations or interest on obligations of your state of residence or its municipalities or authorities, they will in most cases be exempt from state and local income taxes. Distributions from the Tax-Exempt Funds that are designated as ‘‘exempt interest dividends’’ are generally not subject to federal income tax. Distributions of short-term capital gains are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. The Funds will inform shareholders of the character and tax status of all distributions promptly after the close of each calendar year.

You should note that a portion of the exempt-interest dividends paid by the Tax-Exempt Funds may be a preference item when determining your federal alternative minimum tax liability. Exempt-interest dividends are also taken into account in determining the taxable portion of social security or railroad retirement benefits. Any interest on indebtedness incurred by you to purchase or carry shares in the Tax-Exempt Funds generally will not be deductible for federal income tax purposes.

Other Information: When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold 28% of your taxable distributions and any redemption

proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so.

Distributions made by the Funds to non-U.S. investors between January 1, 2005 and December 31, 2007 will generally not be subject to U.S. withholding tax. In addition, Fund shares held by non-U.S. decedents will generally not be subject to U.S. estate tax for deaths occurring after December 31, 2004 and before January 1, 2008.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental policies and investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs. A Fund may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objective and policies.

U.S. Treasury Obligations and U.S. Government Securities. U.S. Treasury Obligations include securities issued or guaranteed by the U.S. Treasury (''U.S. Treasury Obligations''). Payment of principal and interest on these obligations is backed by the full faith and credit of the U.S. government. U.S. Treasury Obligations include, among other things, the separately traded principal and interest components of securities guaranteed or issued by the U.S. Treasury if such components are traded independently under the Separate Trading of Registered Interest and Principal of Securities program (''STRIPS'').

U.S. Government Securities are obligations issued or guaranteed by U.S. government agencies, authorities, instrumentalities or sponsored enterprises (''U.S. Government Securities''). Unlike U.S. Treasury Obligations, U.S. Government Securities can be supported by either (a) the full faith and credit of the U.S. Treasury (such as the Government National Mortgage Association (''Ginnie Mae'')); (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer.

U.S. Government Securities are deemed to include (a) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government, its agencies, authorities or instrumentalities; and (b) participations in loans made to foreign governments or their agencies that are so guaranteed. Certain of these participations may be regarded as illiquid. U.S. Government Securities also include zero coupon bonds.

Some Funds invest in U.S. Treasury Obligations and certain U.S. Government Securities the interest from which is generally exempt from state income taxation. Securities generally eligible for this exemption include those issued by the U.S. Treasury and certain agencies, authorities or instrumentalities of the U.S. government, including the Federal Home Loan Banks, Federal Farm Credit Banks and Tennessee Valley Authority.

U.S. Government Securities have historically involved little risk of loss of principal if held to maturity. However, no assurance can be given that the U.S. government will provide financial support to U.S. government agencies, authorities, instrumentalities or sponsored enterprises if it is not obligated to do so by law.

Bank Obligations. Bank obligations include certificates of deposit, commercial paper, unsecured bank promissory notes, bankers' acceptances, time deposits and other debt obligations. Certain Funds may invest in obligations issued or backed by U.S. banks when a bank has more than $1 billion in total assets at the time of purchase or is a branch or subsidiary of such a bank. In addition, certain Funds may invest in U.S. dollar-denominated obligations issued or guaranteed by foreign banks that have more than $1 billion in total assets at the time of purchase, U.S. branches of such foreign banks (Yankee obligations), foreign branches of such foreign banks and foreign branches of U.S. banks having more than $1 billion in total assets at the time of purchase. Bank obligations may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligation or by government regulation.

If a Fund invests more than 25% of its total assets in bank obligations (whether foreign or domestic), it may be especially affected by favorable and adverse developments in or related to the banking industry. The activities of U.S. and most foreign banks are subject to comprehensive regulations which, in the case of U.S. regulations, have undergone substantial changes in the past decade. The enactment of new legislation or regulations, as well as changes in interpretation and enforcement of current laws, may affect the manner of operations and profitability of domestic and foreign banks. Significant developments in the U.S. banking industry have included increased competition from other types of financial institutions, increased acquisition activity and geographic expansion. Banks may be particularly susceptible to certain economic factors, such as interest rate changes and adverse developments in the real estate markets. Fiscal and monetary policy and general economic cycles can affect the availability and cost of funds, loan demand and asset quality and thereby impact the earnings and financial conditions of banks.

Commercial Paper. A Fund may invest in commercial paper, including variable amount master demand notes and asset-backed commercial paper. Commercial paper normally represents short-term unsecured promissory notes issued in bearer form by banks or bank holding companies, corporations, finance companies and other issuers. The commercial paper purchased by a Fund consists of direct U.S.

dollar-denominated obligations of domestic or, in the case of certain Funds, foreign issuers. Asset-backed commercial paper is issued by a special purpose entity that is organized to issue the commercial paper and to purchase trade receivables or other financial assets. The credit quality of asset-backed commercial paper depends primarily on the quality of these assets and the level of any additional credit support.

Short-Term Obligations. A Fund may invest in other short-term obligations, including short-term funding agreements payable in U.S. dollars and issued or guaranteed by U.S. corporations, foreign corporations or other entities. A funding agreement is a contract between an issuer and a purchaser that obligates the issuer to pay a guaranteed rate of interest on a principal sum deposited by the purchaser. Funding agreements will also guarantee a stream of payments over time. A funding agreement has a fixed maturity date and may have either a fixed or variable interest rate that is based on an index and guaranteed for a set time period. Because there is normally no secondary market for these investments, funding agreements purchased by a Fund may be regarded as illiquid.

Repurchase Agreements. Certain Funds may enter into repurchase agreements with securities dealers and banks. Repurchase agreements are similar to collateralized loans, but are structured as a purchase of securities by a Fund, subject to the seller's agreement to repurchase the securities at a mutually agreed upon date and price. The difference between the original purchase price and the repurchase price is normally based on prevailing short-term interest rates. Under a repurchase agreement, the seller is required to furnish collateral at least equal in value or market price to the amount of the seller's repurchase obligation.

If the seller under a repurchase agreement defaults, a Fund could suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's cost associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy or insolvency proceedings concerning the seller, a Fund could suffer additional losses if the collateral held by the Fund is subject to a court ''stay'' that prevents the Fund from promptly selling the collateral. If this occurs, the Fund will bear the risk that the value of the collateral will decline below the repurchase price. Furthermore, a Fund could experience a loss if a court determines that the Fund's interest in the collateral is not enforceable.

In evaluating whether to enter into a repurchase agreement, the Investment Adviser will carefully consider the creditworthiness of the seller. Distributions of the income from repurchase agreements will be taxable to a Fund's shareholders. In addition, certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Asset-Backed and Receivables-Backed Securities. Certain Funds may invest in asset-backed and receivables-backed securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, mortgages, installment contracts and personal property. Asset-backed and receivables-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed and receivables-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. In addition, securities that are backed by credit card, automobile and similar types of receivables generally do not have the benefit of a security interest in collateral that is comparable in quality to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligation, there is the possibility that, in some cases, a Fund will be unable to possess and sell the underlying collateral and that a Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Foreign Government Obligations and Related Foreign Risks. Certain Funds may invest in foreign government obligations. Foreign government obligations that the Funds invest in are U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government or other entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of NRSROs.

Investments by a Fund in foreign securities, whether issued by a foreign government, bank, corporation or other issuer, may present a greater degree of risk than investments in securities of domestic issuers because of less publicly-available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities, and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks. The legal remedies for investors may be more limited than the remedies available in the United States. In addition, changes in the exchange rate of a foreign currency relative to the U.S. dollar (e.g., weakening of the currency against the U.S. dollar) may adversely affect the ability of a foreign issuer to pay interest and repay principal on an obligation.

Municipal Obligations. Certain Funds may invest in municipal obligations. Municipal obligations are issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia. Municipal obligations in which a Fund may invest include fixed rate notes and similar debt instruments; variable and floating rate demand instruments; tax-exempt commercial paper; municipal bonds; and unrated notes, paper, bonds or other instruments.

Municipal Notes and Bonds. Municipal notes include tax anticipation notes (''TANs''), revenue anticipation notes (''RANs''), bond anticipation notes (''BANs''), tax and revenue anticipation notes (''TRANs'') and construction loan notes. Municipal bonds include general obligation bonds and revenue bonds. General obligation bonds are backed by the taxing power of the issuing municipality and are considered the safest type of municipal obligation. Revenue bonds are backed by the revenues of a project or facility such as the tolls from a toll bridge. Revenue bonds also include lease rental revenue bonds which are issued by a state or local authority for capital projects and are secured by annual lease payments from the state or locality sufficient to cover debt service on the authority's obligations. Industrial development bonds (''private activity bonds'') are a specific type of revenue bond backed by the credit and security of a private user and, therefore, have more potential risk. Municipal bonds may be issued in a variety of forms, including commercial paper, tender option bonds and variable and floating rate securities.

Tender Option Bonds. A tender option bond is a municipal obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term, tax-exempt rates. The bond is typically issued in conjunction with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which the institution grants the security holder the option, at periodic intervals, to tender its securities to the institution. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the bond's fixed coupon rate and the rate, as determined by a remarketing or similar agent, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. An institution will normally not be obligated to accept tendered bonds in the event of certain defaults or a significant downgrading in the credit rating assigned to the issuer of the bond. The tender option will be taken into account in determining the maturity of the tender option bonds and a Fund's average portfolio maturity. There is a risk that a Fund will not be considered the owner of a tender option bond for federal income tax purposes, and thus will not be entitled to treat such interest as exempt from federal income tax. Certain tender

option bonds may be illiquid or may become illiquid as a result of a credit rating downgrade, a payment default or a disqualification from tax-exempt status.

Revenue Anticipation Warrants. Revenue Anticipation Warrants (''RAWs'') are issued in anticipation of the issuer's receipt of revenues and present the risk that such revenues will be insufficient to satisfy the issuer's payment obligations. The entire amount of principal and interest on RAWs is due at maturity. RAWs, including those with a maturity of more than 397 days, may also be repackaged as instruments which include a demand feature that permits the holder to sell the RAWs to a bank or other financial institution at a purchase price equal to par plus accrued interest on each interest rate reset date.

Industrial Development Bonds. Certain Funds may invest in industrial development bonds (private activity bonds). Industrial development bonds are a specific type of revenue bond backed by the credit and security of a private user, the interest from which would be an item of tax preference when distributed by a Fund as ''exempt-interest dividends'' to shareholders under the AMT.

Other Municipal Obligation Policies. Certain Funds may invest 25% or more of the value of their respective total assets in municipal obligations which are related in such a way that an economic, business or political development or change affecting one municipal obligation would also affect the other municipal obligation. For example, a Fund may invest all of its assets in (a) municipal obligations the interest of which is paid solely from revenues from similar projects such as hospitals, electric utility systems, multi-family housing, nursing homes, commercial facilities (including hotels), steel companies or life care facilities; (b) municipal obligations whose issuers are in the same state; or (c) industrial development obligations. Concentration of a Fund's investments in these municipal obligations will subject the Fund, to a greater extent than if such investment was not so concentrated, to the risks of adverse economic, business or political developments affecting the particular state, industry or other area of concentration.

Municipal obligations may also include municipal leases, certificates of participation and ''moral obligation'' bonds. A municipal lease is an obligation issued by a state or local government to acquire equipment or facilities. Certificates of participation represent interests in municipal leases or other instruments, such as installment contracts. Moral obligation bonds are supported by the moral commitment but not the legal obligation of a state or municipality. Municipal leases, certificates of participation and moral obligation bonds present the risk that the state or municipality involved will not appropriate the monies to meet scheduled payments under these instruments.

Municipal obligations may be backed by letters of credit or other forms of credit enhancement issued by domestic banks or foreign banks which have a branch, agency or subsidiary in the United States or by other financial institutions such as insurance companies which may issue insurance policies with respect to municipal

obligations. The credit quality of these banks, insurance companies and other financial institutions could, therefore, cause a loss to a Fund that invests in municipal obligations. Letters of credit and other obligations of foreign banks and financial institutions may involve risks in addition to those of domestic obligations because of less publicly available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks.

In order to enhance the liquidity, stability or quality of a municipal obligation, a Fund may acquire the right to sell the obligation to another party at a guaranteed price and date.

Custodial Receipts. Certain Funds may invest in custodial receipts representing interests in U.S. Government Securities, municipal obligations or other debt instruments held by a custodian or trustee. Custodial receipts evidence ownership of future interest payments, principal payments or both on notes or bonds issued or guaranteed as to principal or interest by the U.S. government, its agencies, instrumentalities, political subdivisions or authorities, or by a state or local governmental body or authority, or by other types of issuers. For certain securities law purposes, custodial receipts are not considered obligations of the underlying issuers. In addition, if for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account.

Other Investment Companies. A Fund may invest in securities of other investment companies subject to statutory limitations prescribed by the Act. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Such other investment companies will have investment objectives, policies and restrictions substantially similar to those of the acquiring Fund and will be subject to substantially the same risks. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money

market funds for which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Floating and Variable Rate Obligations. The Funds may purchase floating and variable rate obligations. The value of these obligations is generally more stable than that of a fixed rate obligation in response to changes in interest rate levels. Subject to the conditions for using amortized cost valuation under the Act, a Fund may consider the maturity of a variable or floating rate obligation to be shorter than its ultimate stated maturity if the obligation is a U.S. Treasury Obligation or U.S. Government Security, if the obligation has a remaining maturity of 397 calendar days or less, or if the obligation has a demand feature that permits the Fund to receive payment at any time or at specified intervals not exceeding 397 calendar days. The issuers or financial intermediaries providing demand features may support their ability to purchase the obligations by obtaining credit with liquidity supports. These may include lines of credit, which are conditional commitments to lend, and letters of credit, which will ordinarily be irrevocable, both of which may be issued by domestic banks or foreign banks. A Fund may purchase variable or floating rate obligations from the issuers or may purchase certificates of participation, a type of floating or variable rate obligation, which are interests in a pool of debt obligations held by a bank or other financial institution.

When-Issued Securities and Forward Commitments. The Funds may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price and yield to a Fund at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Illiquid Securities. Each Fund may invest up to 10% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain municipal leases and participation interests
- Certain stripped mortgage-backed securities

- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933.

Investing in restricted securities may decrease the liquidity of a Fund's portfolio.

Borrowings. Each Fund may borrow up to 33 1/3% of its total assets from banks for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its net assets. For more information, see the Additional Statement.

Downgraded Securities. After its purchase, a portfolio security may be assigned a lower rating or cease to be rated. If this occurs, a Fund may continue to hold the security if the Investment Adviser believes it is in the best interest of the Fund and its shareholders.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years (or less if the Fund has been in operation for less than five years). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). This information has been audited by PricewaterhouseCoopers LLP, whose report, along with a Fund's financial statements, is included in the Fund's annual report (available upon request).

PRIME OBLIGATIONS FUND

	FST Select Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000 (commenced January 31)
Net asset value, beginning of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.012	0.010	0.02	0.04	0.06
Distributions to shareholders	(0.012)	(0.010)	(0.02)	(0.04)	(0.06)
Net asset value, end of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.22%	1.03%	1.72%	4.12%	5.93%
Net assets, end of period (in 000's)	$80,638	$53,859	$195,777	$189,492	$70,819
Ratio of net expenses to average net assets	0.21%	0.21%	0.21%	0.21%	0.21%[c]
Ratio of net investment income to average net assets	1.18%	1.06%	1.70%	3.41%	6.48%[c]
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.25%	0.25%	0.25%	0.26%	0.25%[c]
Ratio of net investment income to average net assets	1.14%	1.02%	1.66%	3.36%	6.44%[c]

See page 62 for all footnotes.

MONEY MARKET FUND

	FST Select Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000 (commenced January 31)
Net asset value, beginning of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.012	0.010	0.02	0.04	0.06
Distributions to shareholders	(0.012)	(0.010)	(0.02)	(0.04)	(0.06)
Net asset value, end of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.23%	1.03%	1.72%	4.13%	5.93%
Net assets, end of period (in 000's)	$24,850	$93,038	$2,746	$301,797	$22,595
Ratio of net expenses to average net assets	0.21%	0.21%	0.21%	0.21%	0.21%[c]
Ratio of net investment income to average net assets	1.22%	1.03%	1.81%	3.79%	6.41%[c]
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.25%	0.25%	0.25%	0.26%	0.25%[c]
Ratio of net investment income to average net assets	1.18%	0.99%	1.77%	3.74%	6.37%[c]

See page 62 for all footnotes.

TREASURY OBLIGATIONS FUND

	FST Select Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000 (commenced January 31)
Net asset value, beginning of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.011	0.009	0.02	0.04	0.06
Distributions to shareholders	(0.011)	(0.009)	(0.02)	(0.04)	(0.06)
Net asset value, end of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.11%	0.93%	1.62%	3.83%	5.75%
Net assets, end of period (in 000's)	$ 2	$ 9,513	$66,438	$70,040	$ 1
Ratio of net expenses to average net assets	0.23%	0.23%	0.23%	0.23%	0.21%[c]
Ratio of net investment income to average net assets	0.82%	0.88%	1.53%	1.83%	6.33%[c]
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.25%	0.25%	0.25%	0.26%	0.26%[c]
Ratio of net investment income to average net assets	0.80%	0.86%	1.51%	1.80%	6.28%[c]

See page 62 for all footnotes.

TREASURY INSTRUMENTS FUND

	FST Select Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000 (commenced January 31)
Net asset value, beginning of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.010	0.009	0.02	0.04	0.05
Distributions to shareholders	(0.010)	(0.009)	(0.02)	(0.04)	(0.05)
Net asset value, end of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.05%	0.86%	1.54%	3.75%	5.44%
Net assets, end of period (in 000's)	$ 65	$ 1	$5,004	$12,052	$ 1
Ratio of net expenses to average net assets	0.23%	0.23%	0.23%	0.23%	0.21%[c]
Ratio of net investment income to average net assets	1.27%	0.83%	1.76%	1.91%	5.85%[c]
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.27%	0.28%	0.28%	0.29%	0.31%[c]
Ratio of net investment income to average net assets	1.23%	0.78%	1.71%	1.85%	5.75%[c]

See page 62 for all footnotes.

GOVERNMENT FUND

	FST Select Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000 (commenced January 31)
Net asset value, beginning of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.012	0.010	0.02	0.04	0.06
Distributions to shareholders	(0.012)	(0.010)	(0.02)	(0.04)	(0.06)
Net asset value, end of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.20%	1.01%	1.66%	4.05%	5.84%
Net assets, end of period (in 000's)	$142,390	$114,133	$243,398	$51,609	$11,247
Ratio of net expenses to average net assets	0.21%	0.21%	0.21%	0.21%	0.21%[c]
Ratio of net investment income to average net assets	1.21%	1.02%	1.60%	3.15%	6.30%[c]
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.25%	0.25%	0.25%	0.27%	0.26%[c]
Ratio of net investment income to average net assets	1.17%	0.98%	1.56%	3.09%	6.25%[c]

See page 62 for all footnotes.

FEDERAL FUND

	FST Select Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000 (commenced January 31)
Net asset value, beginning of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.011	0.010	0.02	0.04	0.06
Distributions to shareholders	(0.011)	(0.010)	(0.02)	(0.04)	(0.06)
Net asset value, end of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.15%	0.97%	1.62%	4.02%	5.77%
Net assets, end of period (in 000's)	$ 3	$ 19	$ 19	$ 1	$ 1
Ratio of net expenses to average net assets	0.23%	0.23%	0.23%	0.23%	0.23%[c]
Ratio of net investment income to average net assets	0.98%	0.95%	1.23%	3.59%	6.16%[c]
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.25%	0.25%	0.25%	0.25%	0.24%[c]
Ratio of net investment income to average net assets	0.96%	0.93%	1.21%	3.57%	6.13%[c]

See page 62 for all footnotes.

TAX-FREE MONEY MARKET FUND

	FST Select Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000 (commenced January 31)
Net asset value, beginning of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.010	0.009	0.01	0.03	0.04
Distributions to shareholders	(0.010)	(0.009)	(0.01)	(0.03)	(0.04)
Net asset value, end of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.02%	0.86%	1.27%	2.57%	3.66%
Net assets, end of period (in 000's)	$160,472	$75,811	$ 30	$ 1	$ 1
Ratio of net expenses to average net assets	0.21%	0.21%	0.21%	0.21%	0.21%[c]
Ratio of net investment income to average net assets	1.02%	0.85%	1.28%	2.73%	3.97%[c]
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.25%	0.25%	0.25%	0.26%	0.26%[c]
Ratio of net investment income to average net assets	0.98%	0.81%	1.24%	2.68%	3.92%[c]

See page 62 for all footnotes.

Footnotes:

a *Calculated based on the average shares outstanding methodology.*

b *Assumes reinvestment of all distributions. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions. Returns for periods less than a full year are not annualized.*

c *Annualized.*



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Index

Financial Square Funds

Prospectus (FST Select Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550. You can also access and download the annual and semi-annual reports and the Additional Statement at the Fund's website: http://www.gs.com/funds.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-621-2550
- By mail: Goldman Sachs Funds, P.O. Box 06050
Chicago, IL 60606-6306
- By e-mail: gs-funds@gs.com
- On the Internet: SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs

Asset Management

FSPROSELECT

Prospectus

FST Shares

April 29, 2005

GOLDMAN SACHS FINANCIAL SQUARE FUNDS[SM]



- Prime Obligations Fund
- Money Market Fund
- Treasury Obligations Fund
- Treasury Instruments Fund
- Government Fund
- Federal Fund
- Tax-Free Money Market Fund

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH A FUND SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN A FUND.


Goldman
Sachs

Asset
Management

General Investment Management Approach

Goldman Sachs Asset Management, L.P. (''GSAM®'') serves as Investment Adviser to the Financial Square Funds (the ''Funds''). GSAM is referred to in this Prospectus as the ''Investment Adviser.''

Goldman Sachs' Money Market Investment Philosophy:

The Money Market Funds are managed to seek preservation of capital, daily liquidity and maximum current income. With each Fund, the Investment Adviser follows a conservative, risk-managed investment process that seeks to:

- Manage credit risk
- Manage interest rate risk
- Manage liquidity

> Since 1981, the Investment Adviser has actively managed the Goldman Sachs Money Market Funds to provide investors with the greatest possible preservation of principal and income potential.

INVESTMENT PROCESS

1. Managing Credit Risk

The Investment Adviser's process for managing risk emphasizes:

- ***Intensive research***—The Credit Department, a separate operating entity of Goldman, Sachs & Co. (''Goldman Sachs''), approves all money market fund eligible securities for the Funds. Sources for the Credit Department's analysis include third-party inputs, such as financial statements and media sources, ratings releases and company meetings, as well as the Investment Research, Legal and Compliance departments of Goldman Sachs.
- ***Timely updates***—A Credit Department-approved list of securities is continuously communicated on a ''real-time'' basis to the portfolio management team via computer link.

The Result: An ''approved'' list of high-quality credits—The Investment Adviser's portfolio management team uses this approved list to construct portfolios which offer the best available risk-return tradeoff within the ''approved'' credit universe.

2. Managing Interest Rate Risk

Three main steps are followed in seeking to manage interest rate risk:

- ***Establish weighted average maturity (''WAM'') target***—WAM (the weighted average time until the yield of a portfolio reflects any changes in the current interest rate environment) is constantly revisited and adjusted as market conditions change. An overall strategy is developed by the portfolio management team based on insights gained from weekly meetings with both Goldman Sachs economists and economists from outside the firm.
- ***Implement optimum portfolio structure***—Proprietary models that seek the optimum balance of risk and return, in conjunction with the Investment Adviser's analysis of factors such as market events, short-term interest rates and each Fund's asset volatility, are used to identify the most effective portfolio structure.
- ***Conduct rigorous analysis of new securities***—The Investment Adviser's five-step process includes legal, credit, historical index and liquidity analysis, as well as price stress testing to determine suitability for money market mutual funds.

3. Managing Liquidity

Factors that the Investment Adviser's portfolio managers continuously monitor and that affect liquidity of a money market portfolio include:

- Each Fund's investors and factors that influence their asset volatility;
- Technical events that influence the trading range of federal funds and other short-term fixed-income markets; and
- Bid-ask spreads associated with securities in the portfolios.

Benchmarks for the Money Market Funds are the **iMoneyNet, Inc. Indices.** Each Fund uses the iMoneyNet Index which best corresponds to the Fund's eligible investments.

References in this Prospectus to a Fund's benchmark are for informational purposes only, and unless otherwise noted are not an indication of how a particular Fund is managed.

- ***The Funds:*** Each Fund's securities are valued by the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940, as amended (the ''Act''). Under Rule 2a-7, each Fund may invest only in U.S. dollar-denominated securities that are determined to present minimal credit risk and meet certain other criteria, including conditions relating to maturity, diversification and credit quality. These operating policies may be more restrictive than the fundamental policies set forth in the Statement of Additional Information (the ''Additional Statement'').
  - ***Taxable Funds:*** Prime Obligations, Money Market, Treasury Obligations and Government Funds.
  - ***Tax-Advantaged Funds:*** Treasury Instruments and Federal Funds.
  - ***Tax-Exempt Fund:*** Tax-Free Money Market Fund.
- ***The Investors:*** The Funds are designed for institutional investors seeking a high rate of return, a stable net asset value (''NAV'') and convenient liquidation privileges. The Funds are particularly suitable for banks, corporations and other financial institutions that seek investment of short-term funds for their own accounts or for the accounts of their customers. Shares of the Government Fund are intended to qualify as eligible investments for federally chartered credit unions pursuant to Sections 107(7), 107(8) and 107(15) of the Federal Credit Union Act, Part 703 of the National Credit Union Administration (''NCUA'') Rules and Regulations and NCUA Letter Number 155. The Fund intends to review changes in the applicable laws, rules and regulations governing eligible investments for federally chartered credit unions, and to take such action as may be necessary so that the investments of the Fund qualify as eligible investments under the Federal Credit Union Act and the regulations thereunder. Shares of the Government Fund, however, may or may not qualify as eligible investments for particular state-chartered credit unions. A state-chartered credit union should consult qualified legal counsel to determine whether the Government Fund is a permissible investment under the law applicable to it.
- ***NAV:*** Each Fund seeks to maintain a stable NAV of $1.00 per share. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.
- ***Maximum Remaining Maturity of Portfolio Investments:*** 13 months (as determined pursuant to Rule 2a-7) at the time of purchase.
- ***Dollar-Weighted Average Portfolio Maturity:*** Not more than 90 days (as required by Rule 2a-7).

- ***Investment Restrictions:*** Each Fund is subject to certain investment restrictions that are described in detail under ''Investment Restrictions'' in the Additional Statement. Fundamental investment restrictions of a Fund cannot be changed without approval of a majority of the outstanding shares of that Fund. The Treasury Obligations Fund's policy of limiting its investments to U.S. Treasury Obligations (as defined in Appendix A) and related repurchase agreements is also fundamental. All investment objectives and policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval.
- ***Diversification:*** Diversification can help a Fund reduce the risks of investing. In accordance with current regulations of the Securities and Exchange Commission (the ''SEC''), each Fund may not invest more than 5% of the value of its total assets at the time of purchase in the securities of any single issuer. However, a Fund may invest up to 25% of the value of its total assets in the securities of a single issuer for up to three business days. These limitations do not apply to cash, certain repurchase agreements, U.S. Government Securities (as defined in Appendix A) or securities of other investment companies. In addition, securities subject to certain unconditional guarantees are subject to different diversification requirements as described in the Additional Statement.

Fund Investment Objectives and Strategies

INVESTMENT OBJECTIVES

The Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government, Federal and Tax-Free Money Market Funds seek to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity by investing exclusively in high quality money market instruments.

Taxable and Tax-Advantaged Funds: The Prime Obligations and Money Market Funds pursue their investment objectives by investing in U.S. Government Securities, obligations of U.S. banks, commercial paper and other short-term obligations of U.S. companies, states, municipalities and other entities and repurchase agreements. The Money Market Fund may also invest in U.S. dollar-denominated obligations of foreign banks, foreign companies and foreign governments. The Treasury Obligations Fund pursues its investment objective by investing only in securities issued by the U.S. Treasury and repurchase agreements relating to such securities. The Government Fund pursues its investment objective by investing, directly or indirectly, only in U.S. Government Securities and repurchase agreements relating to such securities. The Treasury Instruments and Federal Funds pursue their investment objectives by limiting their investments only to certain U.S. Treasury Obligations and U.S. Government Securities, respectively, the interest from which is generally exempt from state income taxation. You should consult your tax adviser to determine whether distributions from the Treasury Instruments and Federal Funds (and any other Fund that may hold such obligations) derived from interest on such obligations are exempt from state income taxation in your own state.

In order to obtain a rating from a rating organization, the Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government and Federal Funds will observe special investment restrictions.

Tax-Exempt Fund: The Tax-Free Money Market Fund pursues its investment objective by investing in securities issued by or on behalf of states, territories, and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia, the interest from which, if any, is in the opinion of bond counsel excluded from gross income for federal income tax purposes, and generally not an item of tax preference under the federal alternative minimum tax (''AMT'').

PRINCIPAL INVESTMENT STRATEGIES

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual and semi-annual reports. For more information see Appendix A. The Funds publish their complete portfolio holdings on their website (http://www.gs.com/funds). The Prime Obligations and Money Market Funds publish their holdings as of the end of each month subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. The other Funds publish their holdings as of the end of each calendar quarter subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. This information will be available on the website until the date on which a Fund files its next quarterly portfolio holdings report on Form N-CSR or Form N-Q with the SEC. In addition, a description of the Funds' policies and procedures with respect to the disclosure of a Fund's portfolio securities is available in the Funds' Additional Statement.

Investment Policies Matrix

Fund	U.S. Treasury Obligations	U.S. Government Securities	Bank Obligations	Commercial Paper
Prime Obligations	■[1]	■	■ U.S. banks only[2]	■
Money Market	■[1]	■	■ Over 25% of total assets must be invested in U.S. and foreign (US$) banks[3]	■ U.S. and foreign (US$) commercial paper
Treasury Obligations	■[4]			
Treasury Instruments	■[4]			
Government	■[1]	■		
Federal	■[1]	■		
Tax-Free Money Market				■ Tax-exempt only

Note: See Appendix A for a description of, and certain criteria applicable to, each of these categories of investments.

[1] *Issued or guaranteed by the U.S. Treasury.*
[2] *Including foreign branches of U.S. banks.*
[3] *If adverse economic conditions prevail in the banking industry (such as substantial losses on loans, increases in non-performing assets and charge-offs and declines in total deposits) the Fund may, for temporary defensive purposes, invest less than 25% of its total assets in bank obligations.*
[4] *Issued by the U.S. Treasury.*
[5] *To the extent required by Rule 2a-7, asset-backed and receivables-backed securities will be rated by the requisite number of nationally recognized statistical rating organizations (''NRSROs'').*
[6] *The Money Market Fund may invest in U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government. The Fund may also invest in U.S. dollar-denominated obligations issued or guaranteed by any entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of NRSROs. The Fund may not invest more than 25% of its total assets in the securities of any one foreign government.*

Short-Term Obligations of Corporations and Other Entities	Repurchase Agreements	Asset-Backed and Receivables-Backed Securities[5]	Foreign Government Obligations (US$)
■ U.S. entities only	■	■	
■ U.S. and foreign (US$) entities	■	■	■[6]
	■		
	■		
	■ (Does not intend to invest)		

Investment Policies Matrix continued

Fund	Municipals	Custodial Receipts	Unrated Securities[9]	Investment Companies
Prime Obligations	■[7]	■	■	■ Up to 10% of total assets in other investment companies
Money Market	■[7]	■	■	■ Up to 10% of total assets in other investment companies
Treasury Obligations				
Treasury Instruments				
Government				■ Up to 10% of total assets in other investment companies
Federal				
Tax-Free Money Market	■ At least 80% of net assets in tax-exempt municipal obligations (except in extraordinary circumstances)[8]	■	■	■ Up to 10% of total assets in other investment companies

Note: See Appendix A for a description of, and certain criteria applicable to, each of these categories of investments.

[7] *Will only make such investments when yields on such securities are attractive compared to other taxable investments.*

[8] *Ordinarily expect that 100% of the Fund's assets will be invested in municipal obligations, but the Fund may, for temporary defensive purposes, hold cash or invest in short-term taxable securities.*

[9] *To the extent permitted by Rule 2a-7, securities without short-term ratings may be purchased if they are deemed to be of comparable quality to First Tier Securities. In addition, a Fund holding a security supported by a guarantee or demand feature may rely on the credit quality of the guarantee or demand feature in determining the credit quality of the investment.*

Private Activity Bonds	Credit Quality[9]	Summary of Taxation for Distributions[13]	Miscellaneous
■	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
■	First Tier[12]	Taxable federal and state[14]	May invest in obligations of the International Bank for Reconstruction and Development. Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and generally exempt from state taxation	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and generally exempt from state taxation	Under extraordinary circumstances, may hold cash, U.S. Government Securities subject to state taxation or cash equivalents. Reverse repurchase agreements not permitted.
■ Does not intend to invest if subject to AMT[10,11]	First Tier[12]	Tax-exempt federal and taxable state[15]	May (but does not currently intend to) invest up to 20% of net assets in securities subject to AMT and may temporarily invest in the taxable money market instruments described herein. Reverse repurchase agreements not permitted.

[10] If such policy should change, private activity bonds subject to AMT would not exceed 20% of the Fund's net assets under normal market conditions.

[11] No more than 25% of the value of the Fund's total assets may be invested in industrial development bonds or similar obligations where the non-governmental entities supplying the revenues from which such bonds or obligations are to be paid are in the same industry.

[12] First Tier Securities are (a) rated in the highest short-term rating category by at least two NRSROs, or if only one NRSRO has assigned a rating, by that NRSRO; or (b) issued or guaranteed by, or otherwise allow a Fund under certain conditions to demand payment from, an entity with such ratings. U.S. Government Securities are considered First Tier Securities.

[13] See ''Taxation'' for an explanation of the tax consequences summarized in the table above.

[14] Taxable in many states except for distributions from U.S. Treasury Obligation interest income and certain U.S. Government Securities interest income.

[15] Taxable except for distributions from interest on obligations of an investor's state of residence in certain states.

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	Prime Obligations Fund	Money Market Fund	Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
NAV	•	•	•	•	•	•	•
Interest Rate	•	•	•	•	•	•	•
Credit/Default	•	•	•	•	•	•	•
Liquidity	•	•	•	•	•	•	•
U.S. Government Securities	•	•	—	—	•	•	—
Concentration	—	—	—	—	—	—	•
Foreign	—	•	—	—	—	—	—
Banking Industry	—	•	—	—	—	—	—
Tax	—	—	—	—	—	—	•

Risks that apply to all Funds:

- ***NAV Risk***—The risk that a Fund will not be able to maintain a NAV per share of $1.00 at all times.
- ***Interest Rate Risk***—The risk that during periods of rising interest rates, a Fund's yield (and the market value of its securities) will tend to be lower than prevailing market rates; in periods of falling interest rates, a Fund's yield will tend to be higher.
- ***Credit/Default Risk***—The risk that an issuer or guarantor of a security, or a bank or other financial institution that has entered into a repurchase agreement, may default on its payment obligations. In addition, with respect to the Tax-Free Money Market Fund, this risk includes the risk of default on foreign letters of credit, guarantees or insurance policies that back municipal securities.
- ***Liquidity Risk***—The risk that a Fund will be unable to pay redemption proceeds within the time period stated in this Prospectus, because of unusual market conditions, an unusually high volume of redemption requests, or other reasons.

Risk that applies to the Prime Obligations, Money Market, Government and Federal Funds:

- ***U.S. Government Securities Risk***—The risk that the U.S. government will not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. Although many U.S. Government Securities purchased by the Funds, such as those issued by the Federal National Mortgage Association (‘‘Fannie Mae’’), Federal Home Loan Mortgage Corporation (‘‘Freddie Mac’’) and Federal Home Loan Banks may be chartered or sponsored by Acts of Congress, their securities are neither issued nor guaranteed by the United States Treasury and, therefore, are not backed by the full faith and credit of the United States. The maximum potential liability of the issuers of some U.S. Government Securities held by a Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

Risks that apply to the Money Market Fund:

- ***Foreign Risk***—The risk that a foreign security could lose value as a result of political, financial and economic events in foreign countries, less publicly available financial and other information, less stringent foreign securities regulations and accounting and disclosure standards, or other factors. The Money Market Fund may not invest more than 25% of its total assets in the securities of any one foreign government.
- ***Banking Industry Risk***—The risk that if the Fund invests more than 25% of its total assets in bank obligations, an adverse development in the banking industry may affect the value of the Fund’s investments more than if the Fund’s investments were not invested to such a degree in the banking industry. Normally, the Money Market Fund intends to invest more than 25% of its total assets in bank obligations. Banks may be particularly susceptible to certain economic factors such as interest rate changes, adverse developments in the real estate market, fiscal and monetary policy and general economic cycles.

Risks that apply to the Tax-Free Money Market Fund:

- ***Concentration Risk***—The risk that if the Fund invests more than 25% of its total assets in issuers within the same state, industry or economic sector, an adverse economic, business or political development may affect the value of the Fund's investments more than if its investments were not so concentrated.
- ***Tax Risk***—The risk that future legislative or administrative changes or court decisions may materially affect the value of the Fund's portfolio and/or the ability of the Fund to pay federal tax-exempt dividends. This Fund would not be a suitable investment for IRAs, other tax-exempt or tax-deferred accounts or for other investors who are not sensitive to the federal, state or local tax consequences of their investments.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table below provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's FST Shares from year to year for up to the last ten years; and (b) the average annual total returns of a Fund's FST Shares. Investors should be aware that the fluctuation of interest rates is one primary factor in performance volatility. The bar chart (including ''Best Quarter'' and ''Worst Quarter'' information) and table assume reinvestment of dividends and distributions. A Fund's past performance is not necessarily an indication of how the Fund will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced. You may obtain a Fund's current yield by calling 1-800-621-2550.

Prime Obligations Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q3 '00 1.65%
Worst Quarter*
Q1 '04 0.23%
6.02%
5.41%
5.60%
5.55%
5.18%
6.44%
4.15%
1.75%
1.06%
1.25%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
FST Shares (Inception 3/8/90)	1.25%	2.91%	4.22%	4.49%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Money Market Fund

TOTAL RETURN

Best Quarter*
Q3 '00 1.65%

Worst Quarter*
Q3 '03 0.23%

CALENDAR YEAR


6.07%
5.45%
5.63%
5.55%
5.18%
6.44%
4.16%
1.75%
1.06%
1.26%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
FST Shares (Inception 5/18/94)	1.26%	2.92%	4.24%	4.28%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Treasury Obligations Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.60%
Worst Quarter*
Q2 '04 0.21%
5.96%
5.35%
5.50%
5.40%
4.88%
6.18%
3.87%
1.65%
0.96%
1.14%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
FST Shares (Inception 4/25/90)	1.14%	2.74%	4.07%	4.32%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Treasury Instruments Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.55%
Worst Quarter*
Q1 '04 0.19%
5.05%
4.60%
5.90%
3.79%
1.57%
0.89%
1.08%
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
FST Shares (Inception 3/3/97)	1.08%	2.63%	3.46%

** Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Government Fund

TOTAL RETURN | **CALENDAR YEAR**

Best Quarter*
Q4 '00 1.63%

Worst Quarter*
Q1 '04 0.22%



6.00%
5.38%
5.54%
5.46%
5.03%
6.31%
4.09%
1.69%
1.04%
1.23%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
FST Shares (Inception 4/6/93)	1.23%	2.85%	4.16%	4.10%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Federal Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.61%
Worst Quarter*
Q1 '04 0.21%
5.41%
5.05%
6.26%
4.05%
1.65%
1.00%
1.18%
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
FST Shares (Inception 2/28/97)	1.18%	2.81%	3.71%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Tax-Free Money Market Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.04%
Worst Quarter*
Q3 '03 0.18%
3.89%
3.39%
3.54%
3.34%
3.13%
3.95%
2.60%
1.30%
0.89%
1.05%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
FST Shares (Inception 7/19/94)	1.05%	1.95%	2.70%	2.73%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

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Fund Fees and Expenses (FST Shares)

This table describes the fees and expenses that you would pay if you buy and hold FST Shares of a Fund.

	Prime Obligations Fund	Money Market Fund
Shareholder Fees **(fees paid directly from your investment):**		
Maximum Sales Charge (Load) Imposed on Purchases	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fees	None	None
Exchange Fees	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[1]		
Management Fees[2]	0.21%	0.21%
Other Expenses[3]*	0.01%	0.01%
Total Fund Operating Expenses*	0.22%	0.22%

See page 24 for all other footnotes.

* As a result of waivers and expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Funds which are actually incurred are as set forth below. The waivers and expense limitations may be modified or terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Prime Obligations Fund	Money Market Fund
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[1]		
Management Fees[2]	*0.17%*	*0.17%*
Other Expenses[3]	*0.01%*	*0.01%*
Total Fund Operating Expenses (after waivers and expense limitations)	*0.18%*	*0.18%*

Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
None	None	None	None	None
None	None	None	None	None
None	None	None	None	None
None	None	None	None	None
None	None	None	None	None
0.21%	0.21%	0.21%	0.21%	0.21%
0.01%	0.03%	0.01%	0.01%	0.01%
0.22%	0.24%	0.22%	0.22%	0.22%

Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
0.19%	*0.19%*	*0.17%*	*0.19%*	*0.17%*
0.01%	*0.01%*	*0.01%*	*0.01%*	*0.01%*
0.20%	*0.20%*	*0.18%*	*0.20%*	*0.18%*

Fund Fees and Expenses continued

[1] *The Funds' annual operating expenses are based on actual expenses for the fiscal year ended December 31, 2004.*

[2] *The contractual management fee of each Fund is 0.205% of each Fund's average daily net assets. The Investment Adviser has voluntarily agreed not to impose a portion of the management fee equal to 0.015% of the Treasury Obligations, Treasury Instruments and Federal Funds' average daily net assets and equal to 0.035% of all other Funds' average daily net assets.* ***As a result of fee waivers, the current management fees of the Treasury Obligations Fund, Treasury Instruments Fund, Federal Fund and all other Funds are 0.19%, 0.19%, 0.19% and 0.17%, respectively, of such Funds' average daily net assets. The waivers may be terminated at any time at the option of the Investment Adviser.***

[3] *The Investment Adviser has voluntarily agreed to reduce or limit ''Other Expenses'' of each Fund (excluding management fees, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses) to 0.014% of each Fund's average daily net assets.*

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in FST Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Prime Obligations	$23	$71	$124	$280
Money Market	$23	$71	$124	$280
Treasury Obligations	$23	$71	$124	$280
Treasury Instruments	$25	$77	$135	$306
Government	$23	$71	$124	$280
Federal	$23	$71	$124	$280
Tax-Free Money Market	$23	$71	$124	$280

Institutions that invest in FST Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your institution for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investments.

Certain institutions that invest in FST Shares may receive other compensation in connection with the sale and distribution of FST Shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Payments to Intermediaries'' in the Additional Statement.

Service Providers

INVESTMENT ADVISER

Goldman Sachs Asset Management, L.P. (''GSAM''), 32 Old Slip, New York, New York 10005, has been registered as an investment adviser with the SEC since 1990 and is an affiliate of Goldman Sachs. As of December 31, 2004, GSAM, along with other units of the Investment Management Division of Goldman Sachs, had assets under management of $451.3 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser also performs the following services for the Funds:

- Continually manages each Fund, including the purchase, retention and disposition of securities and other assets
- Administers each Fund's business affairs
- Performs various recordholder servicing functions (to the extent not provided by other organizations)

Pursuant to SEC orders, certain Funds may enter into principal transactions in certain money market instruments, including repurchase agreements, with Goldman Sachs.

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Fund's average daily net assets):

Fund	Contractual Rate	Actual Rate For the Fiscal Year Ended December 31, 2004
Prime Obligations	0.205%	0.17%
Money Market	0.205%	0.17%
Treasury Obligations	0.205%	0.19%
Treasury Instruments	0.205%	0.19%
Government	0.205%	0.17%
Federal	0.205%	0.19%
Tax-Free Money Market	0.205%	0.17%

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, P.O. Box 06050, Chicago, Illinois 60606-6306, also serves as each Fund's transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of

Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs is a full service investment banking, broker dealer, asset management and financial services organization and a major participant in global financial markets. As such, it acts as an investor, investment banker, research provider, investment manager, financer, advisor, market maker, trader, prime broker, lender, agent and principal, and has other direct and indirect interests, in the global fixed income, currency, commodity, equity and other markets in which the Funds directly and indirectly invest. Thus, it is likely that the Funds will have multiple business relationships with and will invest in, engage in transactions with, make voting decisions with respect to, or obtain services from entities for which Goldman Sachs performs or seeks to perform investment banking or other services. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs, its affiliates, and other accounts managed by Goldman Sachs and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. Furthermore, transactions undertaken by Goldman Sachs, its affiliates or Goldman Sachs advised clients may adversely impact the Funds. Transactions by one or more Goldman Sachs advised clients or the Investment Adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Funds. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a global financial services firm, Goldman Sachs also provides a wide range of investment banking and financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it may create markets or specialize in, have positions in and affect transactions in, securities of issuers held by the Funds, and may also perform or seek to perform investment banking and financial services for those issuers. Goldman Sachs and its affiliates may have business relationships with and purchase or distribute or sell services or products from or to distributors, consultants or others who recommend the Funds or who engage in transactions with or for the Funds. For more information about conflicts of interest, see the Additional Statement.

LEGAL PROCEEDINGS

On April 2, 2004, Lois Burke, a plaintiff identifying herself as a shareholder of the Goldman Sachs Internet Tollkeeper Fund, filed a purported class and derivative action lawsuit in the United States District Court for the Southern District of New York against The Goldman Sachs Group, Inc. (''GSG''), Goldman Sachs Asset Management, L.P. (''GSAM''), the Trustees and Officers of the Goldman Sachs Trust (the ''Trust''), and John Doe Defendants. In addition, certain investment portfolios of the Trust were named as nominal defendants. On April 19 and May 6, 2004, additional class and derivative action lawsuits containing substantially similar allegations and requests for redress were filed in the United States District Court for the Southern District of New York. On June 29, 2004, the three complaints were consolidated into one action, *In re Goldman Sachs Mutual Funds Fee Litigation*, and on November 17, 2004, the plaintiffs filed a consolidated amended complaint against GSG, GSAM, Goldman Sachs Asset Management International (''GSAMI''), Goldman, Sachs & Co., the Trustees and Officers of the Trust and John Doe Defendants (collectively, the ''Defendants'') in the United States District Court for the Southern District of New York. Certain investment portfolios of the Trust and Goldman Sachs Variable Insurance Trust (collectively, the ''Goldman Sachs Funds'') were also named as nominal defendants in the amended complaint.

The consolidated amended complaint, which is brought on behalf of all persons or entities who held shares in the Goldman Sachs Funds between April 2, 1999 and January 9, 2004, inclusive (the ''Class Period''), asserts claims involving (i) violations of the Act, the Investment Advisers Act of 1940, and New York General Business Law, (ii) common law breach of fiduciary duty, (iii) aiding and abetting breach of fiduciary duty and (iv) unjust enrichment. The complaint alleges, among other things, that during the Class Period, the Defendants made improper and excessive brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds and omitted statements of fact in registration statements and reports filed pursuant to the Act which were necessary to prevent such registration statements and reports from being materially false and misleading. In addition, the complaint alleges that the Goldman Sachs Funds paid excessive and improper investment advisory fees to GSAM and GSAMI. The complaint also alleges that GSAM and GSAMI used Rule 12b-1 fees for improper purposes and made improper use of soft dollars. The complaint further alleges that the Trust's Officers and Trustees breached their fiduciary duties in connection with the foregoing. The plaintiffs in the cases are seeking compensatory damages; punitive damages; rescission of GSAM's and GSAMI's investment advisory agreements and return of fees paid; an accounting of all Goldman Sachs Funds-related fees, commissions and soft dollar payments; restitution of all unlawfully or

discriminatorily obtained fees and charges; and reasonable costs and expenses, including counsel fees and expert fees.

Based on currently available information, GSAM and GSAMI believe that the likelihood that the pending purported class and derivative action lawsuit will have a material adverse financial impact on the Goldman Sachs Funds is remote, and the pending action is not likely to materially affect their ability to provide investment management services to their clients, including the Goldman Sachs Funds.

Dividends

Dividends will be distributed monthly. You may choose to have dividends paid in:

- Cash
- Additional shares of the same class of the same Fund

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time. If you do not indicate any choice, dividends and distributions will be reinvested automatically in the applicable Fund.

All or substantially all of each Fund's net investment income will be declared as a dividend daily. Dividends will normally, but not always, be declared as of the following times:

Fund	Dividend Declaration Time (New York Time)
Prime Obligations	5:00 p.m.
Money Market	5:00 p.m.
Treasury Obligations	5:00 p.m.
Treasury Instruments	4:00 p.m.
Government	5:00 p.m.
Federal	4:00 p.m.
Tax-Free Money Market	4:00 p.m.

Dividends will be reinvested as of the last calendar day of each month. Cash distributions normally will be paid on or about the first business day of each month. Net short-term capital gains, if any, will be distributed in accordance with federal income tax requirements and may be reflected in a Fund's daily distributions.

Each Fund may distribute at least annually other realized capital gains, if any, after reduction by available capital losses. In order to avoid excessive fluctuations in the amount of monthly capital gains distributions, a portion of any net capital gains realized on the disposition of securities during the months of November and December may be distributed during the subsequent calendar year. The realized gains and losses are not expected to be of an amount which would affect the Fund's NAV of $1.00 per share.

The income declared as a dividend for the Prime Obligations, Money Market, Treasury Obligations and Government Funds is based on estimates of net investment income for each Fund. Actual income may differ from estimates, and differences, if any, will be included in the calculation of subsequent dividends.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' FST Shares.

HOW TO BUY SHARES

How Can I Purchase FST Shares Of The Funds?

You may purchase shares of the Funds through:

- Goldman Sachs;
- Authorized Dealers; or
- Directly from the Trust.

You may purchase FST Shares on any business day at their NAV next determined after receipt of an order. Shares begin earning dividends after the receipt of the purchase amount in federal funds. No sales load is charged. You may place a purchase order in writing or by telephone.

By Writing:	Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

In order to make an initial investment in a Fund, you must furnish to the Fund or Goldman Sachs the Account Application.

You may send your payment as follows:

- Wire federal funds to The Northern Trust Company (''Northern''), as sub-custodian for State Street Bank and Trust Company (''State Street'') (each Fund's custodian); ***or***
- Send a check or Federal Reserve draft payable to Goldman Sachs Funds—(Name of Fund and Class of Shares), P.O. Box 06050, Chicago, IL 60606-6306.

The Funds will not accept checks drawn on foreign banks, third party checks, cashier's checks or official checks, temporary checks, electronic checks, drawer checks, cash, money orders, travelers' cheques or credit card checks.

It is strongly recommended that payment be effected by wiring federal funds to Northern.

It is expected that Federal Reserve drafts will ordinarily be converted to federal funds on the day of receipt and that checks will be converted to federal funds within two business days after receipt.

When Do Shares Begin Earning Dividends?

Dividends begin to accrue as follows:

If an effective order and federal funds are received:	Dividends begin:
Treasury Instruments and Federal Funds:	
■ By 3:00 p.m. New York time	Same business day
■ After 3:00 p.m. New York time	Next business day
Prime Obligations, Money Market, Treasury Obligations and Government Funds:	
■ By 5:00 p.m. New York time	Same business day
■ After 5:00 p.m. New York time	Next business day
Tax-Free Money Market Fund:	
■ By 2:00 p.m. New York time	Same business day
■ After 2:00 p.m. New York time	Next business day

How Do I Purchase Shares Through A Financial Institution?

Certain institutions (including banks, trust companies, brokers and investment advisers) that provide recordkeeping, reporting and processing services to their customers may be authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized institution or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.
- Authorized institutions or intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your institution or intermediary directly to learn whether it is authorized to accept orders for the Trust.

The Investment Adviser, Distributor and/or their affiliates may make payments to financial intermediaries (''Intermediaries'') from time to time to promote the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. These payments are made out of the Investment Adviser's, Distributor's and/or their affiliates' own assets, and are not an additional charge to the Funds. The payments are in addition to the fees described in this Prospectus. Such payments are intended to compensate Intermediaries for, among other things:

marketing shares of the Funds and other Goldman Sachs Funds, which may consist of payments relating to Funds included on preferred or recommended fund lists or in certain sales programs from time to time sponsored by the Intermediaries; access to the Intermediaries' registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; and/or other specified services intended to assist in the distribution and marketing of the Funds and other Goldman Sachs Funds. The payments may also, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote the sale of shares, as well as sponsor various educational programs, sales contests and/or promotions. The additional payments by the Investment Adviser, Distributor and/or their affiliates may also compensate Intermediaries for subaccounting, administrative and/or shareholder processing services that are in addition to the fees paid for these services by the Funds. The amount of these additional payments is normally not expected to exceed 0.50% (annualized) of the amount sold or invested through the Intermediaries. Please refer to the ''Payments to Intermediaries'' section of the Additional Statement for more information about these payments.

The payments made by the Investment Adviser, Distributor and/or their affiliates may be different for different Intermediaries. The presence of these payments and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered representative or salesperson to highlight, feature or recommend Funds based, at least in part, on the level of compensation paid. You should contact your Intermediary for more information about the payments it receives and any potential conflicts of interest.

In addition to FST Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), and are entitled to different services than FST Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

Minimum initial investment	$10 million (may be allocated among the Funds)
Minimum account balance	$10 million
Minimum subsequent investments	None

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Modify or waive the minimum investment and minimum account balance requirement.
- Reject any purchase order for any reason.

The Board of Trustees of the Trust has not adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares in light of the nature and high quality of the Funds' investments. As stated, however, each Fund reserves the right to refuse a purchase or exchange order, and may do so, for example, if management of the Trust believes that the transaction may not be in the best interests of the Fund. The Trust and Goldman Sachs will not be liable for any loss resulting from rejected purchase or exchange orders. In addition, restrictions on frequent transactions may apply with respect to other investment portfolios of the Trust.

Generally, the Funds will not allow non-U.S. citizens and certain U.S. citizens residing outside the United States to open an account directly with the Funds.

The Funds may allow you to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

The minimum investment requirement may be waived for current and former officers, partners, directors or employees of Goldman Sachs or any of its affiliates. The minimum investment requirement may be waived for (i) Goldman Sachs managing directors and their immediate families that have at least $1 million invested in a Goldman Sachs Financial Square Fund and (ii) clients of Goldman Sachs Private Wealth Management (''GSPWM'') with at least $100 million of assets under management by GSPWM.

Customer Identification Program. Federal law requires the Funds to obtain, verify and record identifying information, which may include the name, residential or business street address, date of birth (for an individual), Social Security Number or taxpayer identification number or other identifying information, for each investor who opens an account with the Funds. Applications without the required information, or (where applicable) without an indication that a Social Security Number or taxpayer identification number has been applied for, may not be accepted by the Funds. After accepting an application, to the extent permitted by applicable law or their customer identification program, the Funds reserve the right to: (i) place limits on transactions in any account until the identity of the investor is verified; (ii) refuse an investment in the Funds; or (iii) involuntarily redeem an investor's shares and close an account in the event that the Funds are unable to verify an investor's identity. The Funds and their agents will not be responsible for any loss in an investor's account resulting from the investor's delay in providing all required identifying information or from closing an account and redeeming an investor's shares pursuant to the customer identification program.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange FST Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$\text{NAV} = \frac{(\text{Value of Assets of the Class}) - (\text{Liabilities of the Class})}{\text{Number of Outstanding Shares of the Class}}$$

Fund	NAV Calculated
Treasury Instruments, Federal and Tax-Free Money Market	As of the close of regular trading of the New York Stock Exchange (normally 4:00 p.m. New York time or such later time as the New York Stock Exchange or the NASDAQ market may officially close) on each business day
Prime Obligations, Money Market, Treasury Obligations and Government	As of 5:00 p.m. New York time on each business day

- NAV per share of each class is generally calculated by the accounting agent on each business day. Fund shares will be priced on any day the New York Stock Exchange is open, except for days on which Chicago, Boston or New York banks are closed for local holidays.
- On any business day when the Bond Market Association (''BMA'') recommends that the securities markets close early, each Fund reserves the right to close at or prior to the BMA recommended closing time. If a Fund does so, it will cease granting same business day credit for purchase and redemption orders received after the Fund's closing time and credit will be given to the next business day.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open one or more Funds for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

To help each Fund maintain its $1.00 constant share price, portfolio securities are valued at amortized cost in accordance with SEC regulations. Amortized cost will normally approximate market value. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

HOW TO SELL SHARES

How Can I Sell FST Shares Of The Funds?

You may arrange to take money out of your account by selling (redeeming) some or all of your shares. **Generally, each Fund will redeem its FST Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** You may request that redemption proceeds be sent to you by check or by wire (if the wire instructions are on record). Redemptions may be requested in writing or by telephone.

Instructions For Redemptions:	
By Writing:	■ Write a letter of instruction that includes: ■ Your name(s) and signature(s) ■ Your account number ■ The Fund name and Class of Shares ■ The dollar amount you want to sell ■ How and where to send the proceeds ■ Mail your request to: Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you have elected the telephone redemption privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Certain institutions and intermediaries are authorized to accept redemption requests on behalf of the Funds as described under ''How Do I Purchase Shares Through A Financial Institution?'' A redemption may also be made with respect to certain Funds by means of the check redemption privilege described in the Additional Statement.

When Do I Need A Medallion Signature Guarantee To Redeem Shares?

A signature guarantee may be required if:

- You would like the redemption proceeds sent to an address that is not your address of record; or
- You would like to change your current bank designation.

Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.

A signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee. Additional documentation may be required for executors, trustees or corporations or when deemed appropriate by the Transfer Agent.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

When Will Redemption Proceeds Be Wired?

Redemption proceeds will normally be wired to the domestic bank account designated on your Account Application as follows:

Redemption Request Received	Redemption Proceeds	Dividends
Treasury Instruments and Federal Funds:		
■ By 3:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 3:00 p.m. New York time	Wired next business day	Earned on day request is received
Prime Obligations, Money Market, Treasury Obligations and Government Funds:		
■ By 5:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 5:00 p.m. New York time	Wired next business day	Earned on day request is received
Tax-Free Money Market Fund:		
■ By 1:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 1:00 p.m. New York time	Wired next business day	Earned on day request is received

- Although redemption proceeds will normally be wired as described above, under certain circumstances, (i) redemption proceeds may be paid the next business day following receipt of a properly executed wire transfer redemption request (or up to three business days later with respect to the Tax-Free Money Market Fund) and (ii) redemption requests or payments may be postponed or suspended as permitted pursuant to Section 22(e) of the Act. Generally, under that section, redemption requests or payments may be postponed or suspended if (i) the New York Stock Exchange is closed for trading or trading is restricted; (ii) an emergency exists which makes the disposal of securities owned by a Fund or the fair determination of the value of the Fund's net assets not reasonably practicable; or (iii) the SEC by order permits the suspension of the right of redemption. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.
- To change the bank designated on your Account Application, you must send written instructions signed by an authorized person designated on the Account Application to the Transfer Agent.

- Neither the Trust, Goldman Sachs nor any other institution assumes any responsibility for the performance of your bank or any intermediaries in the transfer process. If a problem with such performance arises, you should deal directly with your bank or any such intermediaries.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Institutions (including banks, trust companies, brokers and investment advisers) are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, these institutions may set times by which they must receive redemption requests. These institutions may also require additional documentation from you.

The Trust reserves the right to:

- Redeem your shares if your account balance falls below the required Fund minimum as a result of a redemption. The Fund will give you 60 days' prior written notice to allow you to purchase sufficient additional shares of the Fund in order to avoid such redemption. Different rules may apply to investors who have established brokerage accounts with Goldman Sachs in accordance with the terms and conditions of their account agreements.
- Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to a Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at the NAV on the day of reinvestment in additional Institutional Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

You may exchange FST Shares of a Fund at NAV for shares of the corresponding class of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice to you.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ Your name(s) and signature(s) ■ Your account number ■ The Fund names and Class of Shares ■ The dollar amount to be exchanged ■ Mail the request to: Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund or the entire balance of the original Fund account should be exchanged, except that this requirement may be waived at the discretion of the Trust.
- Telephone exchanges normally will be made only to an identically registered account.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs may use reasonable procedures described under ''What Do I Need to Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

What Types Of Reports Will Be Sent Regarding Investments In FST Shares?

You will receive an annual report containing audited financial statements and a semi-annual report. To eliminate unnecessary duplication, only one copy of such reports will be sent to shareholders with the same mailing address. If you would like a duplicate copy to be mailed to you, please contact Goldman Sachs Funds at 1-800-621-2550. The Funds do not generally provide sub-accounting services.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions.

Taxes on Distributions: Each Fund contemplates declaring as dividends each year all or substantially all of its net investment income. Fund distributions of investment income are generally taxable as ordinary income for federal tax purposes, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. To the extent that Fund distributions are attributable to interest on certain federal obligations or interest on obligations of your state of residence or its municipalities or authorities, they will in most cases be exempt from state and local income taxes. Distributions from the Tax-Exempt Funds that are designated as ‘‘exempt interest dividends’’ are generally not subject to federal income tax. Distributions of short-term capital gains are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. The Funds will inform shareholders of the character and tax status of all distributions promptly after the close of each calendar year.

You should note that a portion of the exempt-interest dividends paid by the Tax-Exempt Funds may be a preference item when determining your federal alternative minimum tax liability. Exempt-interest dividends are also taken into account in determining the taxable portion of social security or railroad retirement benefits. Any interest on indebtedness incurred by you to purchase or carry shares in the Tax-Exempt Funds generally will not be deductible for federal income tax purposes.

Other Information: When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold 28% of your taxable distributions and any redemption

proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so.

Distributions made by the Funds to non-U.S. investors between January 1, 2005 and December 31, 2007 will generally not be subject to U.S. withholding tax. In addition, Fund shares held by non-U.S. decedents will generally not be subject to U.S. estate tax for deaths occurring after December 31, 2004 and before January 1, 2008.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental policies and investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs. A Fund may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objective and policies.

U.S. Treasury Obligations and U.S. Government Securities. U.S. Treasury Obligations include securities issued or guaranteed by the U.S. Treasury (''U.S. Treasury Obligations''). Payment of principal and interest on these obligations is backed by the full faith and credit of the U.S. government. U.S. Treasury Obligations include, among other things, the separately traded principal and interest components of securities guaranteed or issued by the U.S. Treasury if such components are traded independently under the Separate Trading of Registered Interest and Principal of Securities program (''STRIPS'').

U.S. Government Securities are obligations issued or guaranteed by U.S. government agencies, authorities, instrumentalities or sponsored enterprises (''U.S. Government Securities''). Unlike U.S. Treasury Obligations, U.S. Government Securities can be supported by either (a) the full faith and credit of the U.S. Treasury (such as the Government National Mortgage Association (''Ginnie Mae'')); (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer.

U.S. Government Securities are deemed to include (a) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government, its agencies, authorities or instrumentalities; and (b) participations in loans made to foreign governments or their agencies that are so guaranteed. Certain of these participations may be regarded as illiquid. U.S. Government Securities also include zero coupon bonds.

Some Funds invest in U.S. Treasury Obligations and certain U.S. Government Securities the interest from which is generally exempt from state income taxation. Securities generally eligible for this exemption include those issued by the U.S. Treasury and certain agencies, authorities or instrumentalities of the U.S. government, including the Federal Home Loan Banks, Federal Farm Credit Banks and Tennessee Valley Authority.

U.S. Government Securities have historically involved little risk of loss of principal if held to maturity. However, no assurance can be given that the U.S. government will provide financial support to U.S. government agencies, authorities, instrumentalities or sponsored enterprises if it is not obligated to do so by law.

Bank Obligations. Bank obligations include certificates of deposit, commercial paper, unsecured bank promissory notes, bankers' acceptances, time deposits and other debt obligations. Certain Funds may invest in obligations issued or backed by U.S. banks when a bank has more than $1 billion in total assets at the time of purchase or is a branch or subsidiary of such a bank. In addition, certain Funds may invest in U.S. dollar-denominated obligations issued or guaranteed by foreign banks that have more than $1 billion in total assets at the time of purchase, U.S. branches of such foreign banks (Yankee obligations), foreign branches of such foreign banks and foreign branches of U.S. banks having more than $1 billion in total assets at the time of purchase. Bank obligations may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligation or by government regulation.

If a Fund invests more than 25% of its total assets in bank obligations (whether foreign or domestic), it may be especially affected by favorable and adverse developments in or related to the banking industry. The activities of U.S. and most foreign banks are subject to comprehensive regulations which, in the case of U.S. regulations, have undergone substantial changes in the past decade. The enactment of new legislation or regulations, as well as changes in interpretation and enforcement of current laws, may affect the manner of operations and profitability of domestic and foreign banks. Significant developments in the U.S. banking industry have included increased competition from other types of financial institutions, increased acquisition activity and geographic expansion. Banks may be particularly susceptible to certain economic factors, such as interest rate changes and adverse developments in the real estate markets. Fiscal and monetary policy and general economic cycles can affect the availability and cost of funds, loan demand and asset quality and thereby impact the earnings and financial conditions of banks.

Commercial Paper. A Fund may invest in commercial paper, including variable amount master demand notes and asset-backed commercial paper. Commercial paper normally represents short-term unsecured promissory notes issued in bearer form by banks or bank holding companies, corporations, finance companies and other issuers. The commercial paper purchased by a Fund consists of direct U.S.

dollar-denominated obligations of domestic or, in the case of certain Funds, foreign issuers. Asset-backed commercial paper is issued by a special purpose entity that is organized to issue the commercial paper and to purchase trade receivables or other financial assets. The credit quality of asset-backed commercial paper depends primarily on the quality of these assets and the level of any additional credit support.

Short-Term Obligations. A Fund may invest in other short-term obligations, including short-term funding agreements payable in U.S. dollars and issued or guaranteed by U.S. corporations, foreign corporations or other entities. A funding agreement is a contract between an issuer and a purchaser that obligates the issuer to pay a guaranteed rate of interest on a principal sum deposited by the purchaser. Funding agreements will also guarantee a stream of payments over time. A funding agreement has a fixed maturity date and may have either a fixed or variable interest rate that is based on an index and guaranteed for a set time period. Because there is normally no secondary market for these investments, funding agreements purchased by a Fund may be regarded as illiquid.

Repurchase Agreements. Certain Funds may enter into repurchase agreements with securities dealers and banks. Repurchase agreements are similar to collateralized loans, but are structured as a purchase of securities by a Fund, subject to the seller's agreement to repurchase the securities at a mutually agreed upon date and price. The difference between the original purchase price and the repurchase price is normally based on prevailing short-term interest rates. Under a repurchase agreement, the seller is required to furnish collateral at least equal in value or market price to the amount of the seller's repurchase obligation.

If the seller under a repurchase agreement defaults, a Fund could suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's cost associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy or insolvency proceedings concerning the seller, a Fund could suffer additional losses if the collateral held by the Fund is subject to a court ''stay'' that prevents the Fund from promptly selling the collateral. If this occurs, the Fund will bear the risk that the value of the collateral will decline below the repurchase price. Furthermore, a Fund could experience a loss if a court determines that the Fund's interest in the collateral is not enforceable.

In evaluating whether to enter into a repurchase agreement, the Investment Adviser will carefully consider the creditworthiness of the seller. Distributions of the income from repurchase agreements will be taxable to a Fund's shareholders. In addition, certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Asset-Backed and Receivables-Backed Securities. Certain Funds may invest in asset-backed and receivables-backed securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, mortgages, installment contracts and personal property. Asset-backed and receivables-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed and receivables-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. In addition, securities that are backed by credit card, automobile and similar types of receivables generally do not have the benefit of a security interest in collateral that is comparable in quality to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligation, there is the possibility that, in some cases, a Fund will be unable to possess and sell the underlying collateral and that a Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Foreign Government Obligations and Related Foreign Risks. Certain Funds may invest in foreign government obligations. Foreign government obligations that the Funds invest in are U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government or other entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of NRSROs.

Investments by a Fund in foreign securities, whether issued by a foreign government, bank, corporation or other issuer, may present a greater degree of risk than investments in securities of domestic issuers because of less publicly-available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities, and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks. The legal remedies for investors may be more limited than the remedies available in the United States. In addition, changes in the exchange rate of a foreign currency relative to the U.S. dollar (e.g., weakening of the currency against the U.S. dollar) may adversely affect the ability of a foreign issuer to pay interest and repay principal on an obligation.

Municipal Obligations. Certain Funds may invest in municipal obligations. Municipal obligations are issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia. Municipal obligations in which a Fund may invest include fixed rate notes and similar debt instruments; variable and floating rate demand instruments; tax-exempt commercial paper; municipal bonds; and unrated notes, paper, bonds or other instruments.

Municipal Notes and Bonds. Municipal notes include tax anticipation notes (''TANs''), revenue anticipation notes (''RANs''), bond anticipation notes (''BANs''), tax and revenue anticipation notes (''TRANs'') and construction loan notes. Municipal bonds include general obligation bonds and revenue bonds. General obligation bonds are backed by the taxing power of the issuing municipality and are considered the safest type of municipal obligation. Revenue bonds are backed by the revenues of a project or facility such as the tolls from a toll bridge. Revenue bonds also include lease rental revenue bonds which are issued by a state or local authority for capital projects and are secured by annual lease payments from the state or locality sufficient to cover debt service on the authority's obligations. Industrial development bonds (''private activity bonds'') are a specific type of revenue bond backed by the credit and security of a private user and, therefore, have more potential risk. Municipal bonds may be issued in a variety of forms, including commercial paper, tender option bonds and variable and floating rate securities.

Tender Option Bonds. A tender option bond is a municipal obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term, tax-exempt rates. The bond is typically issued in conjunction with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which the institution grants the security holder the option, at periodic intervals, to tender its securities to the institution. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the bond's fixed coupon rate and the rate, as determined by a remarketing or similar agent, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. An institution will normally not be obligated to accept tendered bonds in the event of certain defaults or a significant downgrading in the credit rating assigned to the issuer of the bond. The tender option will be taken into account in determining the maturity of the tender option bonds and a Fund's average portfolio maturity. There is a risk that a Fund will not be considered the owner of a tender option bond for federal income tax purposes, and thus will not be entitled to treat such interest as exempt from federal income tax. Certain tender

option bonds may be illiquid or may become illiquid as a result of a credit rating downgrade, a payment default or a disqualification from tax-exempt status.

Revenue Anticipation Warrants. Revenue Anticipation Warrants (''RAWs'') are issued in anticipation of the issuer's receipt of revenues and present the risk that such revenues will be insufficient to satisfy the issuer's payment obligations. The entire amount of principal and interest on RAWs is due at maturity. RAWs, including those with a maturity of more than 397 days, may also be repackaged as instruments which include a demand feature that permits the holder to sell the RAWs to a bank or other financial institution at a purchase price equal to par plus accrued interest on each interest rate reset date.

Industrial Development Bonds. Certain Funds may invest in industrial development bonds (private activity bonds). Industrial development bonds are a specific type of revenue bond backed by the credit and security of a private user, the interest from which would be an item of tax preference when distributed by a Fund as ''exempt-interest dividends'' to shareholders under the AMT.

Other Municipal Obligation Policies. Certain Funds may invest 25% or more of the value of their respective total assets in municipal obligations which are related in such a way that an economic, business or political development or change affecting one municipal obligation would also affect the other municipal obligation. For example, a Fund may invest all of its assets in (a) municipal obligations the interest of which is paid solely from revenues from similar projects such as hospitals, electric utility systems, multi-family housing, nursing homes, commercial facilities (including hotels), steel companies or life care facilities; (b) municipal obligations whose issuers are in the same state; or (c) industrial development obligations. Concentration of a Fund's investments in these municipal obligations will subject the Fund, to a greater extent than if such investment was not so concentrated, to the risks of adverse economic, business or political developments affecting the particular state, industry or other area of concentration.

Municipal obligations may also include municipal leases, certificates of participation and ''moral obligation'' bonds. A municipal lease is an obligation issued by a state or local government to acquire equipment or facilities. Certificates of participation represent interests in municipal leases or other instruments, such as installment contracts. Moral obligation bonds are supported by the moral commitment but not the legal obligation of a state or municipality. Municipal leases, certificates of participation and moral obligation bonds present the risk that the state or municipality involved will not appropriate the monies to meet scheduled payments under these instruments.

Municipal obligations may be backed by letters of credit or other forms of credit enhancement issued by domestic banks or foreign banks which have a branch, agency or subsidiary in the United States or by other financial institutions such as insurance companies which may issue insurance policies with respect to municipal

obligations. The credit quality of these banks, insurance companies and other financial institutions could, therefore, cause a loss to a Fund that invests in municipal obligations. Letters of credit and other obligations of foreign banks and financial institutions may involve risks in addition to those of domestic obligations because of less publicly available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks.

In order to enhance the liquidity, stability or quality of a municipal obligation, a Fund may acquire the right to sell the obligation to another party at a guaranteed price and date.

Custodial Receipts. Certain Funds may invest in custodial receipts representing interests in U.S. Government Securities, municipal obligations or other debt instruments held by a custodian or trustee. Custodial receipts evidence ownership of future interest payments, principal payments or both on notes or bonds issued or guaranteed as to principal or interest by the U.S. government, its agencies, instrumentalities, political subdivisions or authorities, or by a state or local governmental body or authority, or by other types of issuers. For certain securities law purposes, custodial receipts are not considered obligations of the underlying issuers. In addition, if for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account.

Other Investment Companies. A Fund may invest in securities of other investment companies subject to statutory limitations prescribed by the Act. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Such other investment companies will have investment objectives, policies and restrictions substantially similar to those of the acquiring Fund and will be subject to substantially the same risks. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money

market funds for which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Floating and Variable Rate Obligations. The Funds may purchase floating and variable rate obligations. The value of these obligations is generally more stable than that of a fixed rate obligation in response to changes in interest rate levels. Subject to the conditions for using amortized cost valuation under the Act, a Fund may consider the maturity of a variable or floating rate obligation to be shorter than its ultimate stated maturity if the obligation is a U.S. Treasury Obligation or U.S. Government Security, if the obligation has a remaining maturity of 397 calendar days or less, or if the obligation has a demand feature that permits the Fund to receive payment at any time or at specified intervals not exceeding 397 calendar days. The issuers or financial intermediaries providing demand features may support their ability to purchase the obligations by obtaining credit with liquidity supports. These may include lines of credit, which are conditional commitments to lend, and letters of credit, which will ordinarily be irrevocable, both of which may be issued by domestic banks or foreign banks. A Fund may purchase variable or floating rate obligations from the issuers or may purchase certificates of participation, a type of floating or variable rate obligation, which are interests in a pool of debt obligations held by a bank or other financial institution.

When-Issued Securities and Forward Commitments. The Funds may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price and yield to a Fund at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Illiquid Securities. Each Fund may invest up to 10% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain municipal leases and participation interests
- Certain stripped mortgage-backed securities

- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933.

Investing in restricted securities may decrease the liquidity of a Fund's portfolio.

Borrowings. Each Fund may borrow up to 33 1/3% of its total assets from banks for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its net assets. For more information, see the Additional Statement.

Downgraded Securities. After its purchase, a portfolio security may be assigned a lower rating or cease to be rated. If this occurs, a Fund may continue to hold the security if the Investment Adviser believes it is in the best interest of the Fund and its shareholders.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). This information has been audited by PricewaterhouseCoopers LLP whose report, along with a Fund's financial statements, is included in the Fund's annual report (available upon request).

PRIME OBLIGATIONS FUND

	FST Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.012	0.011	0.02	0.04	0.06
Distributions to shareholders	(0.012)	(0.011)	(0.02)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.25%	1.06%	1.75%	4.15%	6.44%
Net assets, end of year (in 000's)	$15,981,734	$22,750,510	$22,565,712	$25,429,443	$12,777,000
Ratio of net expenses to average net assets	0.18%	0.18%	0.18%	0.18%	0.18%
Ratio of net investment income to average net assets	1.22%	1.07%	1.74%	3.87%	6.32%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.22%	0.22%	0.22%	0.23%	0.22%
Ratio of net investment income to average net assets	1.18%	1.03%	1.70%	3.82%	6.28%

See page 62 for all footnotes.

MONEY MARKET FUND

	FST Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.013	0.011	0.02	0.04	0.06
Distributions to shareholders	(0.013)	(0.011)	(0.02)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.26%	1.06%	1.75%	4.16%	6.44%
Net assets, end of year (in 000's)	$9,209,408	$10,389,312	$9,194,848	$15,909,394	$5,954,862
Ratio of net expenses to average net assets	0.18%	0.18%	0.18%	0.18%	0.18%
Ratio of net investment income to average net assets	1.25%	1.07%	1.76%	3.74%	6.25%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.22%	0.22%	0.22%	0.23%	0.22%
Ratio of net investment income to average net assets	1.21%	1.03%	1.72%	3.69%	6.21%

See page 62 for all footnotes.

TREASURY OBLIGATIONS FUND

	FST Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.011	0.010	0.02	0.04	0.06
Distributions to shareholders	(0.011)	(0.010)	(0.02)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.14%	0.96%	1.65%	3.87%	6.18%
Net assets, end of year (in 000's)	$2,262,617	$1,700,016	$2,267,428	$3,985,276	$2,493,450
Ratio of net expenses to average net assets	0.20%	0.20%	0.20%	0.20%	0.18%
Ratio of net investment income to average net assets	1.16%	0.92%	1.58%	3.66%	6.04%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.22%	0.22%	0.22%	0.23%	0.23%
Ratio of net investment income to average net assets	1.14%	0.90%	1.56%	3.63%	5.99%

See page 62 for all footnotes.

TREASURY INSTRUMENTS FUND

	FST Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.011	0.009	0.02	0.04	0.06
Distributions to shareholders	(0.011)	(0.009)	(0.02)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.08%	0.89%	1.57%	3.79%	5.90%
Net assets, end of year (in 000's)	$1,398,794	$805,747	$971,035	$1,161,245	$734,427
Ratio of net expenses to average net assets	0.20%	0.20%	0.20%	0.20%	0.18%
Ratio of net investment income to average net assets	1.11%	0.84%	1.47%	3.52%	5.80%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.24%	0.25%	0.25%	0.26%	0.28%
Ratio of net investment income to average net assets	1.07%	0.79%	1.42%	3.46%	5.70%

See page 62 for all footnotes.

GOVERNMENT FUND

	FST Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.012	0.010	0.02	0.04	0.06
Distributions to shareholders	(0.012)	(0.010)	(0.02)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.23%	1.04%	1.69%	4.09%	6.31%
Net assets, end of year (in 000's)	$2,386,970	$1,906,071	$3,062,537	$4,201,586	$1,859,266
Ratio of net expenses to average net assets	0.18%	0.18%	0.18%	0.18%	0.18%
Ratio of net investment income to average net assets	1.27%	1.05%	1.68%	3.76%	6.14%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.22%	0.22%	0.22%	0.24%	0.23%
Ratio of net investment income to average net assets	1.23%	1.01%	1.64%	3.70%	6.09%

See page 62 for all footnotes.

FEDERAL FUND

	FST Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.012	0.010	0.02	0.04	0.06
Distributions to shareholders	(0.012)	(0.010)	(0.02)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.18%	1.00%	1.65%	4.05%	6.26%
Net assets, end of year (in 000's)	$7,336,617	$7,076,044	$8,955,842	$14,153,371	$8,296,788
Ratio of net expenses to average net assets	0.20%	0.20%	0.20%	0.20%	0.20%
Ratio of net investment income to average net assets	1.17%	0.99%	1.64%	3.87%	6.16%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.22%	0.22%	0.22%	0.22%	0.23%
Ratio of net investment income to average net assets	1.15%	0.97%	1.62%	3.85%	6.13%

See page 62 for all footnotes.

TAX-FREE MONEY MARKET FUND

	FST Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.010	0.009	0.01	0.03	0.04
Distributions to shareholders	(0.010)	(0.009)	(0.01)	(0.03)	(0.04)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.05%	0.89%	1.30%	2.60%	3.95%
Net assets, end of year (in 000's)	$8,026,117	$7,052,124	$4,537,375	$3,588,030	$2,693,098
Ratio of net expenses to average net assets	0.18%	0.18%	0.18%	0.18%	0.18%
Ratio of net investment income to average net assets	1.03%	0.87%	1.29%	2.46%	3.93%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.22%	0.22%	0.22%	0.23%	0.23%
Ratio of net investment income to average net assets	0.99%	0.83%	1.25%	2.41%	3.88%

See page 62 for all footnotes.

Footnotes:

a Calculated based on the average shares outstanding methodology.

b Assumes reinvestment of all distributions. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions.


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Index

Financial Square Funds
Prospectus (FST Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550. You can also access and download the annual and semi-annual reports and the Additional Statement at the Funds' website: http://www.gs.com/funds.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-621-2550
- By mail: Goldman Sachs Funds, P.O. Box 06050
Chicago, IL 60606-6306
- By e-mail: gs-funds@gs.com
- On the Internet: SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs

Asset
Management

FSPROINSTMM

Prospectus

FST Service Shares

April 29, 2005

GOLDMAN SACHS FINANCIAL SQUARE FUNDS[SM]


S.P.CO.

- Prime Obligations Fund
- Money Market Fund
- Treasury Obligations Fund
- Treasury Instruments Fund
- Government Fund
- Federal Fund
- Tax-Free Money Market Fund

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH A FUND SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN A FUND.


Goldman Sachs

Asset Management

NOT FDIC-INSURED	May Lose Value	No Bank Guarantee

General Investment Management Approach

Goldman Sachs Asset Management, L.P. (''GSAM®'') serves as Investment Adviser to the Financial Square Funds (the ''Funds''). GSAM is referred to in this Prospectus as the ''Investment Adviser.''

Goldman Sachs' Money Market Investment Philosophy:

The Money Market Funds are managed to seek preservation of capital, daily liquidity and maximum current income. With each Fund, the Investment Adviser follows a conservative, risk-managed investment process that seeks to:

- Manage credit risk
- Manage interest rate risk
- Manage liquidity

Since 1981, the Investment Adviser has actively managed the Goldman Sachs Money Market Funds to provide investors with the greatest possible preservation of principal and income potential.

INVESTMENT PROCESS

1. Managing Credit Risk

The Investment Adviser's process for managing risk emphasizes:

- ***Intensive research***—The Credit Department, a separate operating entity of Goldman, Sachs & Co. (''Goldman Sachs''), approves all money market fund eligible securities for the Funds. Sources for the Credit Department's analysis include third-party inputs, such as financial statements and media sources, ratings releases and company meetings, as well as the Investment Research, Legal and Compliance departments of Goldman Sachs.
- ***Timely updates***—A Credit Department-approved list of securities is continuously communicated on a ''real-time'' basis to the portfolio management team via computer link.

The Result: An ''approved'' list of high-quality credits—The Investment Adviser's portfolio management team uses this approved list to construct portfolios which offer the best available risk-return tradeoff within the ''approved'' credit universe.

2. Managing Interest Rate Risk

Three main steps are followed in seeking to manage interest rate risk:

- ***Establish weighted average maturity (''WAM'') target***—WAM (the weighted average time until the yield of a portfolio reflects any changes in the current interest rate environment) is constantly revisited and adjusted as market conditions change. An overall strategy is developed by the portfolio management team based on insights gained from weekly meetings with both Goldman Sachs economists and economists from outside the firm.
- ***Implement optimum portfolio structure***—Proprietary models that seek the optimum balance of risk and return, in conjunction with the Investment Adviser's analysis of factors such as market events, short-term interest rates and each Fund's asset volatility, are used to identify the most effective portfolio structure.
- ***Conduct rigorous analysis of new securities***—The Investment Adviser's five-step process includes legal, credit, historical index and liquidity analysis, as well as price stress testing to determine suitability for money market mutual funds.

3. Managing Liquidity

Factors that the Investment Adviser's portfolio managers continuously monitor and that affect liquidity of a money market portfolio include:

- Each Fund's investors and factors that influence their asset volatility;
- Technical events that influence the trading range of federal funds and other short-term fixed-income markets; and
- Bid-ask spreads associated with securities in the portfolios.

Benchmarks for the Money Market Funds are the **iMoneyNet, Inc. Indices.** Each Fund uses the iMoneyNet Index which best corresponds to the Fund's eligible investments.

References in this Prospectus to a Fund's benchmark are for informational purposes only, and unless otherwise noted are not an indication of how a particular Fund is managed.

- ***The Funds:*** Each Fund's securities are valued by the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940, as amended (the ''Act''). Under Rule 2a-7, each Fund may invest only in U.S. dollar-denominated securities that are determined to present minimal credit risk and meet certain other criteria, including conditions relating to maturity, diversification and credit quality. These operating policies may be more restrictive than the fundamental policies set forth in the Statement of Additional Information (the ''Additional Statement'').
  - ***Taxable Funds:*** Prime Obligations, Money Market, Treasury Obligations and Government Funds.
  - ***Tax-Advantaged Funds:*** Treasury Instruments and Federal Funds.
  - ***Tax-Exempt Fund:*** Tax-Free Money Market Fund.
- ***The Investors:*** The Funds are designed for institutional investors seeking a high rate of return, a stable net asset value (''NAV'') and convenient liquidation privileges. The Funds are particularly suitable for banks, corporations and other financial institutions that seek investment of short-term funds for their own accounts or for the accounts of their customers. Shares of the Government Fund are intended to qualify as eligible investments for federally chartered credit unions pursuant to Sections 107(7), 107(8) and 107(15) of the Federal Credit Union Act, Part 703 of the National Credit Union Administration (''NCUA'') Rules and Regulations and NCUA Letter Number 155. The Fund intends to review changes in the applicable laws, rules and regulations governing eligible investments for federally chartered credit unions, and to take such action as may be necessary so that the investments of the Fund qualify as eligible investments under the Federal Credit Union Act and the regulations thereunder. Shares of the Government Fund, however, may or may not qualify as eligible investments for particular state-chartered credit unions. A state-chartered credit union should consult qualified legal counsel to determine whether the Government Fund is a permissible investment under the law applicable to it.
- ***NAV:*** Each Fund seeks to maintain a stable NAV of $1.00 per share. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.
- ***Maximum Remaining Maturity of Portfolio Investments:*** 13 months (as determined pursuant to Rule 2a-7) at the time of purchase.
- ***Dollar-Weighted Average Portfolio Maturity:*** Not more than 90 days (as required by Rule 2a-7).

- ***Investment Restrictions:*** Each Fund is subject to certain investment restrictions that are described in detail under ‘‘Investment Restrictions’’ in the Additional Statement. Fundamental investment restrictions of a Fund cannot be changed without approval of a majority of the outstanding shares of that Fund. The Treasury Obligations Fund’s policy of limiting its investments to U.S. Treasury Obligations (as defined in Appendix A) and related repurchase agreements is also fundamental. All investment objectives and policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval.
- ***Diversification:*** Diversification can help a Fund reduce the risks of investing. In accordance with current regulations of the Securities and Exchange Commission (the ‘‘SEC’’), each Fund may not invest more than 5% of the value of its total assets at the time of purchase in the securities of any single issuer. However, a Fund may invest up to 25% of the value of its total assets in the securities of a single issuer for up to three business days. These limitations do not apply to cash, certain repurchase agreements, U.S. Government Securities (as defined in Appendix A) or securities of other investment companies. In addition, securities subject to certain unconditional guarantees are subject to different diversification requirements as described in the Additional Statement.

Fund Investment Objectives and Strategies

INVESTMENT OBJECTIVES

The Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government, Federal and Tax-Free Money Market Funds seek to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity by investing exclusively in high quality money market instruments.

Taxable and Tax-Advantaged Funds: The Prime Obligations and Money Market Funds pursue their investment objectives by investing in U.S. Government Securities, obligations of U.S. banks, commercial paper and other short-term obligations of U.S. companies, states, municipalities and other entities and repurchase agreements. The Money Market Fund may also invest in U.S. dollar-denominated obligations of foreign banks, foreign companies and foreign governments. The Treasury Obligations Fund pursues its investment objective by investing only in securities issued by the U.S. Treasury and repurchase agreements relating to such securities. The Government Fund pursues its investment objective by investing, directly or indirectly, only in U.S. Government Securities and repurchase agreements relating to such securities. The Treasury Instruments and Federal Funds pursue their investment objectives by limiting their investments only to certain U.S. Treasury Obligations and U.S. Government Securities, respectively, the interest from which is generally exempt from state income taxation. You should consult your tax adviser to determine whether distributions from the Treasury Instruments and Federal Funds (and any other Fund that may hold such obligations) derived from interest on such obligations are exempt from state income taxation in your own state.

In order to obtain a rating from a rating organization, the Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government and Federal Funds will observe special investment restrictions.

Tax-Exempt Fund: The Tax-Free Money Market Fund pursues its investment objective by investing in securities issued by or on behalf of states, territories, and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia, the interest from which, if any, is in the opinion of bond counsel excluded from gross income for federal income tax purposes, and generally not an item of tax preference under the federal alternative minimum tax (''AMT'').

PRINCIPAL INVESTMENT STRATEGIES

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual and semi-annual reports. For more information see Appendix A. The Funds publish their complete portfolio holdings on their website (http://www.gs.com/funds). The Prime Obligations and Money Market Funds publish their holdings as of the end of each month subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. The other Funds publish their holdings as of the end of each calendar quarter subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. This information will be available on the website until the date on which a Fund files its next quarterly portfolio holdings report on Form N-CSR or Form N-Q with the SEC. In addition, a description of the Funds' policies and procedures with respect to the disclosure of a Fund's portfolio securities is available in the Funds' Additional Statement.

Investment Policies Matrix

Fund	U.S. Treasury Obligations	U.S. Government Securities	Bank Obligations	Commercial Paper
Prime Obligations	■[1]	■	■ U.S. banks only[2]	■
Money Market	■[1]	■	■ Over 25% of total assets must be invested in U.S. and foreign (US$) banks[3]	■ U.S. and foreign (US$) commercial paper
Treasury Obligations	■[4]			
Treasury Instruments	■[4]			
Government	■[1]	■		
Federal	■[1]	■		
Tax-Free Money Market				■ Tax-exempt only

Note: See Appendix A for a description of, and certain criteria applicable to, each of these categories of investments.

[1] *Issued or guaranteed by the U.S. Treasury.*
[2] *Including foreign branches of U.S. banks.*
[3] *If adverse economic conditions prevail in the banking industry (such as substantial losses on loans, increases in non-performing assets and charge-offs and declines in total deposits) the Fund may, for temporary defensive purposes, invest less than 25% of its total assets in bank obligations.*
[4] *Issued by the U.S. Treasury.*
[5] *To the extent required by Rule 2a-7, asset-backed and receivables-backed securities will be rated by the requisite number of nationally recognized statistical rating organizations (''NRSROs'').*
[6] *The Money Market Fund may invest in U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government. The Fund may also invest in U.S. dollar-denominated obligations issued or guaranteed by any entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of NRSROs. The Fund may not invest more than 25% of its total assets in the securities of any one foreign government.*

Short-Term Obligations of Corporations and Other Entities	Repurchase Agreements	Asset-Backed and Receivables-Backed Securities[5]	Foreign Government Obligations (US$)
■ U.S. entities only	■	■	
■ U.S. and foreign (US$) entities	■	■	■[6]
	■		
	■		
	■ (Does not intend to invest)		

Investment Policies Matrix continued

Fund	Municipals	Custodial Receipts	Unrated Securities[9]	Investment Companies
Prime Obligations	■[7]	■	■	■ Up to 10% of total assets in other investment companies
Money Market	■[7]	■	■	■ Up to 10% of total assets in other investment companies
Treasury Obligations				
Treasury Instruments				
Government				■ Up to 10% of total assets in other investment companies
Federal				
Tax-Free Money Market	■ At least 80% of net assets in tax-exempt municipal obligations (except in extraordinary circumstances)[8]	■	■	■ Up to 10% of total assets in other investment companies

Note: See Appendix A for a description of, and certain criteria applicable to, each of these categories of investments.

[7] *Will only make such investments when yields on such securities are attractive compared to other taxable investments.*

[8] *Ordinarily expect that 100% of the Fund's assets will be invested in municipal obligations, but the Fund may, for temporary defensive purposes, hold cash or invest in short-term taxable securities.*

[9] *To the extent permitted by Rule 2a-7, securities without short-term ratings may be purchased if they are deemed to be of comparable quality to First Tier Securities. In addition, a Fund holding a security supported by a guarantee or demand feature may rely on the credit quality of the guarantee or demand feature in determining the credit quality of the investment.*

Private Activity Bonds	Credit Quality[9]	Summary of Taxation for Distributions[13]	Miscellaneous
■	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
■	First Tier[12]	Taxable federal and state[14]	May invest in obligations of the International Bank for Reconstruction and Development. Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and generally exempt from state taxation	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and generally exempt from state taxation	Under extraordinary circumstances, may hold cash, U.S. Government Securities subject to state taxation or cash equivalents. Reverse repurchase agreements not permitted.
■ Does not intend to invest if subject to AMT[10,11]	First Tier[12]	Tax-exempt federal and taxable state[15]	May (but does not currently intend to) invest up to 20% of net assets in securities subject to AMT and may temporarily invest in the taxable money market instruments described herein. Reverse repurchase agreements not permitted.

[10] *If such policy should change, private activity bonds subject to AMT would not exceed 20% of the Fund's net assets under normal market conditions.*

[11] *No more than 25% of the value of the Fund's total assets may be invested in industrial development bonds or similar obligations where the non-governmental entities supplying the revenues from which such bonds or obligations are to be paid are in the same industry.*

[12] *First Tier Securities are (a) rated in the highest short-term rating category by at least two NRSROs, or if only one NRSRO has assigned a rating, by that NRSRO; or (b) issued or guaranteed by, or otherwise allow a Fund under certain conditions to demand payment from, an entity with such ratings. U.S. Government Securities are considered First Tier Securities.*

[13] *See ''Taxation'' for an explanation of the tax consequences summarized in the table above.*

[14] *Taxable in many states except for distributions from U.S. Treasury Obligation interest income and certain U.S. Government Securities interest income.*

[15] *Taxable except for distributions from interest on obligations of an investor's state of residence in certain states.*

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	Prime Obligations Fund	Money Market Fund	Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
NAV	•	•	•	•	•	•	•
Interest Rate	•	•	•	•	•	•	•
Credit/Default	•	•	•	•	•	•	•
Liquidity	•	•	•	•	•	•	•
U.S. Government Securities	•	•	—	—	•	•	—
Concentration	—	—	—	—	—	—	•
Foreign	—	•	—	—	—	—	—
Banking Industry	—	•	—	—	—	—	—
Tax	—	—	—	—	—	—	•

Risks that apply to all Funds:

- ***NAV Risk***—The risk that a Fund will not be able to maintain a NAV per share of $1.00 at all times.
- ***Interest Rate Risk***—The risk that during periods of rising interest rates, a Fund's yield (and the market value of its securities) will tend to be lower than prevailing market rates; in periods of falling interest rates, a Fund's yield will tend to be higher.
- ***Credit/Default Risk***—The risk that an issuer or guarantor of a security, or a bank or other financial institution that has entered into a repurchase agreement, may default on its payment obligations. In addition, with respect to the Tax-Free Money Market Fund, this risk includes the risk of default on foreign letters of credit, guarantees or insurance policies that back municipal securities.
- ***Liquidity Risk***—The risk that a Fund will be unable to pay redemption proceeds within the time period stated in this Prospectus, because of unusual market conditions, an unusually high volume of redemption requests, or other reasons.

Risk that applies to the Prime Obligations, Money Market, Government and Federal Funds:

- ***U.S. Government Securities Risk***—The risk that the U.S. government will not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. Although many U.S. Government Securities purchased by the Funds, such as those issued by the Federal National Mortgage Association (''Fannie Mae''), Federal Home Loan Mortgage Corporation (''Freddie Mac'') and Federal Home Loan Banks may be chartered or sponsored by Acts of Congress, their securities are neither issued nor guaranteed by the United States Treasury and, therefore, are not backed by the full faith and credit of the United States. The maximum potential liability of the issuers of some U.S. Government Securities held by a Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

Risks that apply to the Money Market Fund:

- ***Foreign Risk***—The risk that a foreign security could lose value as a result of political, financial and economic events in foreign countries, less publicly available financial and other information, less stringent foreign securities regulations and accounting and disclosure standards, or other factors. The Money Market Fund may not invest more than 25% of its total assets in the securities of any one foreign government.
- ***Banking Industry Risk***—The risk that if the Fund invests more than 25% of its total assets in bank obligations, an adverse development in the banking industry may affect the value of the Fund's investments more than if the Fund's investments were not invested to such a degree in the banking industry. Normally, the Money Market Fund intends to invest more than 25% of its total assets in bank obligations. Banks may be particularly susceptible to certain economic factors such as interest rate changes, adverse developments in the real estate market, fiscal and monetary policy and general economic cycles.

Risks that apply to the Tax-Free Money Market Fund:

- ***Concentration Risk***—The risk that if the Fund invests more than 25% of its total assets in issuers within the same state, industry or economic sector, an adverse economic, business or political development may affect the value of the Fund's investments more than if its investments were not so concentrated.
- ***Tax Risk***—The risk that future legislative or administrative changes or court decisions may materially affect the value of the Fund's portfolio and/or the ability of the Fund to pay federal tax-exempt dividends. This Fund would not be a suitable investment for IRAs, other tax-exempt or tax-deferred accounts or for other investors who are not sensitive to the federal, state or local tax consequences of their investments.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table below provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Service Shares from year to year for up to the last ten years; and (b) the average annual total returns of a Fund's Service Shares. Investors should be aware that the fluctuation of interest rates is one primary factor in performance volatility. The bar chart (including ''Best Quarter'' and ''Worst Quarter'' information) and table assume reinvestment of dividends and distributions. A Fund's past performance is not necessarily an indication of how the Fund will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced. You may obtain a Fund's current yield by calling 1-800-621-2550.

Prime Obligations Fund



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q3 '00 1.53%
Worst Quarter*
Q1 '04 0.11%
5.49%
4.88%
5.08%
5.03%
4.65%
5.91%
3.63%
1.24%
0.56%
0.75%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Service Shares (Inception 1/8/92)	0.75%	2.40%	3.70%	3.60%

* *Please note that "Best Quarter" and "Worst Quarter" figures are applicable only to the time period covered by the bar chart.*

Money Market Fund

TOTAL RETURN

Best Quarter*
Q3 '00 1.53%

Worst Quarter*
Q3 '03 0.11%

CALENDAR YEAR


4.93%
5.11%
5.03%
4.66%
5.92%
3.65%
1.24%
0.56%
0.76%
1996
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Service Shares (Inception 7/14/95)	0.76%	2.40%	3.61%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Treasury Obligations Fund

TOTAL RETURN

Best Quarter*
Q4 ’00 1.48%

Worst Quarter*
Q3 ’03 0.08%



CALENDAR YEAR
5.43%
4.83%
4.98%
4.87%
4.36%
5.66%
3.35%
1.15%
0.46%
0.64%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Service Shares (Inception 10/15/91)	0.64%	2.23%	3.55%	3.49%

* *Please note that ‘‘Best Quarter’’ and ‘‘Worst Quarter’’ figures are applicable only to the time period covered by the bar chart.*

Treasury Instruments Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.42%
Worst Quarter*
Q1 '04 0.07%
4.53%
4.08%
5.38%
3.27%
1.06%
0.39%
0.58%
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Service Shares (Inception 3/5/97)	0.58%	2.12%	2.94%

** Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Government Fund



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.50%
Worst Quarter*
Q1 '04 0.10%
4.86%
5.02%
4.94%
4.51%
5.79%
3.57%
1.19%
0.54%
0.73%
1996
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Service Shares (Inception 5/16/95)	0.73%	2.34%	3.57%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Federal Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.48%
Worst Quarter*
Q1 '04 0.09%
4.89%
4.53%
5.74%
3.53%
1.15%
0.49%
0.67%
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Service Shares (Inception 3/25/97)	0.67%	2.30%	3.18%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Tax-Free Money Market Fund



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 0.91%
Worst Quarter*
Q3 '03 0.05%
3.38%
2.88%
3.02%
2.83%
2.62%
3.43%
2.09%
0.80%
0.39%
0.54%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Service Shares (Inception 9/23/94)	0.54%	1.44%	2.19%	2.21%

* *Please note that "Best Quarter" and "Worst Quarter" figures are applicable only to the time period covered by the bar chart.*

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Fund Fees and Expenses (Service Shares)

This table describes the fees and expenses that you would pay if you buy and hold Service Shares of a Fund.

	Prime Obligations Fund	Money Market Fund
Shareholder Fees **(fees paid directly from your investment):**		
Maximum Sales Charge (Load) Imposed on Purchases	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fees	None	None
Exchange Fees	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[1]		
Management Fees[2]	0.21%	0.21%
Other Expenses*	0.51%	0.51%
Service Fees[3]	0.25%	0.25%
Shareholder Administration Fees	0.25%	0.25%
All Other Expenses[4]	0.01%	0.01%
Total Fund Operating Expenses*	0.72%	0.72%

See page 24 for all other footnotes.

* As a result of waivers and expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Funds which are actually incurred are as set forth below. The waivers and expense limitations may be modified or terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Prime Obligations Fund	Money Market Fund
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[1]		
Management Fees[2]	*0.17%*	*0.17%*
Other Expenses	*0.51%*	*0.51%*
Service Fees[3]	*0.25%*	*0.25%*
Shareholder Administration Fees	*0.25%*	*0.25%*
All Other Expenses[4]	*0.01%*	*0.01%*
Total Fund Operating Expenses (after waivers and expense limitations)	*0.68%*	*0.68%*

Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
None	None	None	None	None
None	None	None	None	None
None	None	None	None	None
None	None	None	None	None
None	None	None	None	None
0.21%	0.21%	0.21%	0.21%	0.21%
0.51%	0.53%	0.51%	0.51%	0.51%
0.25%	0.25%	0.25%	0.25%	0.25%
0.25%	0.25%	0.25%	0.25%	0.25%
0.01%	0.03%	0.01%	0.01%	0.01%
0.72%	0.74%	0.72%	0.72%	0.72%

Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
0.19%	*0.19%*	*0.17%*	*0.19%*	*0.17%*
0.51%	*0.51%*	*0.51%*	*0.51%*	*0.51%*
0.25%	*0.25%*	*0.25%*	*0.25%*	*0.25%*
0.25%	*0.25%*	*0.25%*	*0.25%*	*0.25%*
0.01%	*0.01%*	*0.01%*	*0.01%*	*0.01%*
0.70%	*0.70%*	*0.68%*	*0.70%*	*0.68%*

Fund Fees and Expenses continued

[1] The Funds' annual operating expenses are based on actual expenses for the fiscal year ended December 31, 2004.

[2] The contractual management fee of each Fund is 0.205% of each Fund's average daily net assets. The Investment Adviser has voluntarily agreed not to impose a portion of the management fee equal to 0.015% of the Treasury Obligations, Treasury Instruments and Federal Funds' average daily net assets and equal to 0.035% of all other Funds' average daily net assets. ***As a result of fee waivers, the current management fees of the Treasury Obligations Fund, Treasury Instruments Fund, Federal Fund and all other Funds are 0.19%, 0.19%, 0.19% and 0.17%, respectively, of such Funds' average daily net assets. The waivers may be terminated at any time at the option of the Investment Adviser.***

[3] Service Organizations may charge other fees directly to their customers who are beneficial owners of Service Shares in connection with their customers' accounts. Such fees may affect the return customers realize with respect to their investments.

[4] The Investment Adviser has voluntarily agreed to reduce or limit ''All Other Expenses'' of each Fund (excluding management fees, service fees, shareholder administration fees, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses) to 0.014% of each Fund's average daily net assets.

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Service Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Prime Obligations	$74	$230	$401	$894
Money Market	$74	$230	$401	$894
Treasury Obligations	$74	$230	$401	$894
Treasury Instruments	$76	$237	$411	$918
Government	$74	$230	$401	$894
Federal	$74	$230	$401	$894
Tax-Free Money Market	$74	$230	$401	$894

Service Organizations that invest in Service Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your Service Organization for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investments.

Certain Service Organizations that invest in Service Shares may receive other compensation in connection with the sale and distribution of Service Shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Payments to Intermediaries'' in the Additional Statement.

Service Providers

INVESTMENT ADVISER

Goldman Sachs Asset Management, L.P. (''GSAM''), 32 Old Slip, New York, New York 10005, has been registered as an investment adviser with the SEC since 1990 and is an affiliate of Goldman Sachs. As of December 31, 2004, GSAM, along with other units of the Investment Management Division of Goldman Sachs, had assets under management of $451.3 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser also performs the following services for the Funds:

- Continually manages each Fund, including the purchase, retention and disposition of securities and other assets
- Administers each Fund's business affairs
- Performs various recordholder servicing functions (to the extent not provided by other organizations)

Pursuant to SEC orders, certain Funds may enter into principal transactions in certain money market instruments, including repurchase agreements, with Goldman Sachs.

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Fund's average daily net assets):

Fund	Contractual Rate	Actual Rate For the Fiscal Year Ended December 31, 2004
Prime Obligations	0.205%	0.17%
Money Market	0.205%	0.17%
Treasury Obligations	0.205%	0.19%
Treasury Instruments	0.205%	0.19%
Government	0.205%	0.17%
Federal	0.205%	0.19%
Tax-Free Money Market	0.205%	0.17%

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, P.O. Box 06050, Chicago, Illinois 60606-6306, also serves as each Fund's transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of

Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs is a full service investment banking, broker dealer, asset management and financial services organization and a major participant in global financial markets. As such, it acts as an investor, investment banker, research provider, investment manager, financer, advisor, market maker, trader, prime broker, lender, agent and principal, and has other direct and indirect interests, in the global fixed income, currency, commodity, equity and other markets in which the Funds directly and indirectly invest. Thus, it is likely that the Funds will have multiple business relationships with and will invest in, engage in transactions with, make voting decisions with respect to, or obtain services from entities for which Goldman Sachs performs or seeks to perform investment banking or other services. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs, its affiliates, and other accounts managed by Goldman Sachs and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. Furthermore, transactions undertaken by Goldman Sachs, its affiliates or Goldman Sachs advised clients may adversely impact the Funds. Transactions by one or more Goldman Sachs advised clients or the Investment Adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Funds. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a global financial services firm, Goldman Sachs also provides a wide range of investment banking and financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it may create markets or specialize in, have positions in and affect transactions in, securities of issuers held by the Funds, and may also perform or seek to perform investment banking and financial services for those issuers. Goldman Sachs and its affiliates may have business relationships with and purchase or distribute or sell services or products from or to distributors, consultants or others who recommend the Funds or who engage in transactions with or for the Funds. For more information about conflicts of interest, see the Additional Statement.

LEGAL PROCEEDINGS

On April 2, 2004, Lois Burke, a plaintiff identifying herself as a shareholder of the Goldman Sachs Internet Tollkeeper Fund, filed a purported class and derivative action lawsuit in the United States District Court for the Southern District of New York against The Goldman Sachs Group, Inc. (''GSG''), Goldman Sachs Asset Management, L.P. (''GSAM''), the Trustees and Officers of the Goldman Sachs Trust (the ''Trust''), and John Doe Defendants. In addition, certain investment portfolios of the Trust were named as nominal defendants. On April 19 and May 6, 2004, additional class and derivative action lawsuits containing substantially similar allegations and requests for redress were filed in the United States District Court for the Southern District of New York. On June 29, 2004, the three complaints were consolidated into one action, *In re Goldman Sachs Mutual Funds Fee Litigation*, and on November 17, 2004, the plaintiffs filed a consolidated amended complaint against GSG, GSAM, Goldman Sachs Asset Management International (''GSAMI''), Goldman, Sachs & Co., the Trustees and Officers of the Trust and John Doe Defendants (collectively, the ''Defendants'') in the United States District Court for the Southern District of New York. Certain investment portfolios of the Trust and Goldman Sachs Variable Insurance Trust (collectively, the ''Goldman Sachs Funds'') were also named as nominal defendants in the amended complaint.

The consolidated amended complaint, which is brought on behalf of all persons or entities who held shares in the Goldman Sachs Funds between April 2, 1999 and January 9, 2004, inclusive (the ''Class Period''), asserts claims involving (i) violations of the Act, the Investment Advisers Act of 1940, and New York General Business Law, (ii) common law breach of fiduciary duty, (iii) aiding and abetting breach of fiduciary duty and (iv) unjust enrichment. The complaint alleges, among other things, that during the Class Period, the Defendants made improper and excessive brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds and omitted statements of fact in registration statements and reports filed pursuant to the Act which were necessary to prevent such registration statements and reports from being materially false and misleading. In addition, the complaint alleges that the Goldman Sachs Funds paid excessive and improper investment advisory fees to GSAM and GSAMI. The complaint also alleges that GSAM and GSAMI used Rule 12b-1 fees for improper purposes and made improper use of soft dollars. The complaint further alleges that the Trust's Officers and Trustees breached their fiduciary duties in connection with the foregoing. The plaintiffs in the cases are seeking compensatory damages; punitive damages; rescission of GSAM's and GSAMI's investment advisory agreements and return of fees paid; an accounting of all Goldman Sachs Funds-related fees, commissions and soft dollar payments; restitution of all unlawfully or discriminatorily obtained fees and charges; and reasonable costs and expenses, including counsel fees and expert fees.

Based on currently available information, GSAM and GSAMI believe that the likelihood that the pending purported class and derivative action lawsuit will have a material adverse financial impact on the Goldman Sachs Funds is remote, and the pending action is not likely to materially affect their ability to provide investment management services to their clients, including the Goldman Sachs Funds.

Dividends

Dividends will be distributed monthly. You may choose to have dividends paid in:

- Cash
- Additional shares of the same class of the same Fund

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time. If you do not indicate any choice, dividends and distributions will be reinvested automatically in the applicable Fund.

All or substantially all of each Fund's net investment income will be declared as a dividend daily. Dividends will normally, but not always, be declared as of the following times:

Fund	Dividend Declaration Time (New York Time)
Prime Obligations	5:00 p.m.
Money Market	5:00 p.m.
Treasury Obligations	5:00 p.m.
Treasury Instruments	4:00 p.m.
Government	5:00 p.m.
Federal	4:00 p.m.
Tax-Free Money Market	4:00 p.m.

Dividends will be reinvested as of the last calendar day of each month. Cash distributions normally will be paid on or about the first business day of each month. Net short-term capital gains, if any, will be distributed in accordance with federal income tax requirements and may be reflected in a Fund's daily distributions.

Each Fund may distribute at least annually other realized capital gains, if any, after reduction by available capital losses. In order to avoid excessive fluctuations in the amount of monthly capital gains distributions, a portion of any net capital gains realized on the disposition of securities during the months of November and December may be distributed during the subsequent calendar year. The realized gains and losses are not expected to be of an amount which would affect the Fund's NAV of $1.00 per share.

The income declared as a dividend for the Prime Obligations, Money Market, Treasury Obligations and Government Funds is based on estimates of net investment income for each Fund. Actual income may differ from estimates, and differences, if any, will be included in the calculation of subsequent dividends.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' Service Shares.

HOW TO BUY SHARES

How Can I Purchase Service Shares Of The Funds?

Generally, Service Shares may be purchased only through institutions that have agreed to provide shareholder administration and personal and account maintenance services to their customers who are the beneficial owners of Service Shares. These institutions are called ''Service Organizations.'' Customers of a Service Organization will normally give their purchase instructions to the Service Organization, and the Service Organization will, in turn, place purchase orders with Goldman Sachs. Service Organizations will set times by which purchase orders and payments must be received by them from their customers. Generally, Service Shares may be purchased from the Funds on any business day at their NAV next determined after receipt of an order by Goldman Sachs from a Service Organization. Shares begin earning dividends after the Fund's receipt of the purchase amount in federal funds. No sales load is charged.

Service Organizations are responsible for transmitting purchase orders and payments to Goldman Sachs in a timely fashion. Service Organizations should place a purchase order in writing or by telephone.

By Writing:	Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Before or immediately after placing an initial purchase order, a Service Organization should complete and send to Goldman Sachs the Account Application.

Service Organizations may send their payments as follows:

- Wire federal funds to The Northern Trust Company (''Northern''), as sub-custodian for State Street Bank and Trust Company (''State Street'') (each Fund's custodian); ***or***
- Send a check or Federal Reserve draft payable to Goldman Sachs Funds—(Name of Fund and Class of Shares), P.O. Box 06050, Chicago, IL 60606-6306. The Funds will not accept checks drawn on foreign banks, third party checks, cashier's checks or official checks, temporary checks, electronic checks, drawer checks, cash, money orders, travelers' cheques or credit card checks.

It is strongly recommended that payment be effected by wiring federal funds to Northern.

It is expected that Federal Reserve drafts will ordinarily be converted to federal funds on the day of receipt and that checks will be converted to federal funds within two business days after receipt.

When Do Shares Begin Earning Dividends?

Dividends begin to accrue as follows:

If an effective order and federal funds are received:	Dividends begin:
Treasury Instruments and Federal Funds:	
■ By 3:00 p.m. New York time	Same business day
■ After 3:00 p.m. New York time	Next business day
Prime Obligations, Money Market, Treasury Obligations and Government Funds:	
■ By 5:00 p.m. New York time	Same business day
■ After 5:00 p.m. New York time	Next business day
Tax-Free Money Market Fund:	
■ By 2:00 p.m. New York time	Same business day
■ After 2:00 p.m. New York time	Next business day

What Do I Need To Know About Service Organizations?

Service Organizations may provide the following services in connection with their customers' investments in Service Shares:

- Personal and account maintenance services; and
- Shareholder administration services.

Personal and account maintenance services include:

- Providing facilities to answer inquiries and responding to correspondence with the Service Organization's customers
- Acting as liaison between the Service Organization's customers and the Trust
- Assisting customers in completing application forms, selecting dividend and other options, and similar services

Shareholder administration services include:

- Acting, directly or through an agent, as the sole shareholder of record
- Maintaining account records for customers
- Processing orders to purchase, redeem and exchange shares for customers
- Processing confirmation statements and payments for customers
- Facilitating the inclusion of the Funds in customer accounts, products or services

Some (but not all) Service Organizations are authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized Service Organization or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.
- Service Organizations or intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your Service Organization directly to learn whether it is authorized to accept orders for the Trust.

Pursuant to a service plan and a separate shareholder administration plan adopted by the Trust's Board of Trustees, Service Organizations are entitled to receive payments for their services from the Trust. These payments are equal to 0.25% (annualized) for personal and account maintenance services plus an additional 0.25% (annualized) for shareholder administration services of the average daily net assets of the Service Shares of the Funds that are attributable to or held in the name of a Service Organization for its customers.

The Investment Adviser, Distributor and/or their affiliates may also make additional payments to Service Organizations and other financial intermediaries (''Intermediaries'') from time to time to promote the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. These payments are made out of the Investment Adviser's, Distributor's and/or their affiliates' own assets, and are not an additional charge to the Funds. The payments are in addition to the fees described in this Prospectus. Such payments are intended to compensate Intermediaries for, among other things: marketing shares of the Funds and other Goldman Sachs Funds, which may consist of payments relating to Funds included on preferred or recommended fund lists or in certain sales programs from time to time sponsored by the Intermediaries; access to the Intermediaries' registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; and/or other specified services intended to assist in the distribution and marketing of the Funds and other Goldman Sachs Funds. The payments may also, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote the sale of shares, as well as sponsor various educational programs, sales contests and/or promotions. The additional payments by the Investment Adviser, Distributor and/or their affiliates may also compensate Intermediaries for subaccounting, administrative and/or shareholder processing services that are in addition to the fees paid for these services by the Funds. The amount of these additional payments is normally not expected to exceed 0.50% (annualized) of the amount sold or invested through the Intermediaries. Please refer to the ''Payments to Intermediaries'' section of the Additional Statement for more information about these payments.

The payments made by the Investment Adviser, Distributor and/or their affiliates may be different for different Intermediaries. The presence of these payments and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered representative or salesperson to highlight, feature or recommend Funds based, at least in part, on the level of compensation paid. You should contact your Service Organization or other Intermediary for more information about the payments it receives and any potential conflicts of interest.

In addition to Service Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), and are entitled to different services than Service Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

Minimum initial investment	$10 million (may be allocated among the Funds)
Minimum account balance	$10 million
Minimum subsequent investments	None

A Service Organization may, however, impose a minimum amount for initial and subsequent investments in Service Shares and may establish other requirements such as a minimum account balance. A Service Organization may redeem Service Shares held by non-complying accounts, and may impose a charge for any special services.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Modify or waive the minimum investment and minimum account balance requirement.
- Reject any purchase order for any reason.

The Board of Trustees of the Trust has not adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares in light of the nature and high quality of the Funds' investments. As stated, however, each Fund reserves the right to refuse a purchase or exchange order, and may do so, for example, if management of the Trust believes that the transaction may not be in the best interests of the Fund. The Trust and Goldman Sachs will not be liable for any loss resulting from rejected purchase or exchange orders. In addition, restrictions on frequent transactions may apply with respect to other investment portfolios of the Trust.

Generally, the Funds will not allow non-U.S. citizens and certain U.S. citizens residing outside the United States to open an account directly with the Funds.

The Funds may allow Service Organizations to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

The minimum investment requirement may be waived for current and former officers, partners, directors or employees of Goldman Sachs or any of its affiliates.

Customer Identification Program. Federal law requires the Funds to obtain, verify and record identifying information, which may include the name, residential or business street address, date of birth (for an individual), Social Security Number or taxpayer identification number or other identifying information, for each investor who opens an account with the Funds. Applications without the required information, or (where applicable) without an indication that a Social Security Number or taxpayer identification number has been applied for, may not be accepted by the Funds. After accepting an application, to the extent permitted by applicable law or their customer identification program, the Funds reserve the right to: (i) place limits on transactions in any account until the identity of the investor is verified; (ii) refuse an investment in the Funds; or (iii) involuntarily redeem an investor's shares and close an account in the event that the Funds are unable to verify an investor's identity. The Funds and their agents will not be responsible for any loss in an investor's account resulting from the investor's delay in providing all required identifying information or from closing an account and redeeming an investor's shares pursuant to the customer identification program.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Service Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$\text{NAV} = \frac{\text{(Value of Assets of the Class)} - \text{(Liabilities of the Class)}}{\text{Number of Outstanding Shares of the Class}}$$

Fund	NAV Calculated
Treasury Instruments, Federal and Tax-Free Money Market	As of the close of regular trading of the New York Stock Exchange (normally 4:00 p.m. New York time or such later time as the New York Stock Exchange or the NASDAQ market may officially close) on each business day
Prime Obligations, Money Market, Treasury Obligations and Government	As of 5:00 p.m. New York time on each business day

- NAV per share of each class is generally calculated by the accounting agent on each business day. Fund shares will be priced on any day the New York Stock Exchange is open, except for days on which Chicago, Boston or New York banks are closed for local holidays.
- On any business day when the Bond Market Association (''BMA'') recommends that the securities markets close early, each Fund reserves the right to close at or prior to the BMA recommended closing time. If a Fund does so, it will cease granting same business day credit for purchase and redemption orders received after the Fund's closing time and credit will be given to the next business day.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open one or more Funds for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

To help each Fund maintain its $1.00 constant share price, portfolio securities are valued at amortized cost in accordance with SEC regulations. Amortized cost will normally approximate market value. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

HOW TO SELL SHARES

How Can I Sell Service Shares Of The Funds?

Generally, Service Shares may be sold (redeemed) only through Service Organizations. Customers of a Service Organization will normally give their redemption instructions to the Service Organization, and the Service Organization will, in turn, place redemption orders with the Funds. **Generally, each Fund will redeem its Service Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** Redemption proceeds may be sent to shareholders by check or by wire (if the wire instructions are on record). A Service Organization may request redemptions in writing or by telephone if the optional telephone redemption privilege is elected on the Account Application.

By Writing:	Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you have elected the telephone redemption privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Certain Service Organizations are authorized to accept redemption requests on behalf of the Funds as described under ‘‘What Do I Need To Know About Service Organizations?’’ A redemption may also be made with respect to certain Funds by means of the check redemption privilege described in the Additional Statement.

When Do I Need A Medallion Signature Guarantee To Redeem Shares?

A signature guarantee may be required if:

- You would like the redemption proceeds sent to an address that is not your address of record; or
- You would like to change your current bank designation.

Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.

A signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee. Additional documentation may be required for executors, trustees or corporations or when deemed appropriate by the Transfer Agent.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

When Will Redemption Proceeds Be Wired?

Redemption proceeds will normally be wired to the domestic bank account designated on a Service Organization's Account Application as follows:

Redemption Request Received	Redemption Proceeds	Dividends
Treasury Instruments and Federal Funds:		
■ By 3:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 3:00 p.m. New York time	Wired next business day	Earned on day request is received
Prime Obligations, Money Market, Treasury Obligations and Government:		
■ By 5:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 5:00 p.m. New York time	Wired next business day	Earned on day request is received
Tax-Free Money Market Fund:		
■ By 1:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 1:00 p.m. New York time	Wired next business day	Earned on day request is received

- Although redemption proceeds will normally be wired as described above, under certain circumstances, (i) redemption proceeds may be paid the next business day following receipt of a properly executed wire transfer redemption request (or up to three business days later with respect to the Tax-Free Money Market Fund) and (ii) redemption requests or payments may be postponed or suspended as permitted pursuant to Section 22(e) of the Act. Generally, under that section, redemption requests or payments may be postponed or suspended if (i) the New York Stock Exchange is closed for trading or trading is restricted; (ii) an emergency exists which makes the disposal of securities owned by a Fund or the fair determination of the value of the Fund's net assets not reasonably practicable; or (iii) the SEC by order permits the suspension of the right of redemption. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.
- Neither the Trust nor Goldman Sachs assumes any responsibility for the performance of intermediaries or your Service Organization in the transfer process. If a problem with such performance arises, you should deal directly with such intermediaries or Service Organizations.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Service Organizations are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, Service Organizations may set times by which they must receive redemption requests. Service Organizations may also require additional documentation from you.

The Trust reserves the right to:

- Redeem the Service Shares of any Service Organization whose account balance falls below the required Fund minimum as a result of a redemption. The Fund will give 60 days' prior written notice to allow a Service Organization to purchase sufficient additional shares of the Fund in order to avoid such redemption. Different rules may apply to investors who have established brokerage accounts with Goldman Sachs in accordance with the terms and conditions of their account agreements.
- Redeem shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to a Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at the NAV on the day of reinvestment in additional Service Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

A Service Organization may exchange Service Shares of a Fund at NAV for shares of the corresponding class of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ The recordholder name(s) and signature(s) ■ The account number ■ The Fund names and Class of Shares ■ The dollar amount to be exchanged ■ Mail the request to: Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund or the entire balance of the original Fund account should be exchanged, except that this requirement may be waived at the discretion of the Trust.
- Telephone exchanges normally will be made only to an identically registered account.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

What Types Of Reports Will I Be Sent Regarding Investments In Service Shares?

You will receive an annual report containing audited financial statements and a semi-annual report. To eliminate unnecessary duplication, only one copy of such reports will be sent to shareholders with the same mailing address. If you would like a duplicate copy to be mailed to you, please contact Goldman Sachs Funds at 1-800-621-2550. The Funds do not generally provide sub-accounting services.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions.

Taxes on Distributions: Each Fund contemplates declaring as dividends each year all or substantially all of its net investment income. Fund distributions of investment income are generally taxable as ordinary income for federal tax purposes, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. To the extent that Fund distributions are attributable to interest on certain federal obligations or interest on obligations of your state of residence or its municipalities or authorities, they will in most cases be exempt from state and local income taxes. Distributions from the Tax-Exempt Funds that are designated as ‘‘exempt interest dividends’’ are generally not subject to federal income tax. Distributions of short-term capital gains are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. The Funds will inform shareholders of the character and tax status of all distributions promptly after the close of each calendar year.

You should note that a portion of the exempt-interest dividends paid by the Tax-Exempt Funds may be a preference item when determining your federal alternative minimum tax liability. Exempt-interest dividends are also taken into account in determining the taxable portion of social security or railroad retirement benefits. Any interest on indebtedness incurred by you to purchase or carry shares in the Tax-Exempt Funds generally will not be deductible for federal income tax purposes.

Other Information: When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold 28% of your taxable distributions and any redemption

proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so.

Distributions made by the Funds to non-U.S. investors between January 1, 2005 and December 31, 2007 will generally not be subject to U.S. withholding tax. In addition, Fund shares held by non-U.S. decedents will generally not be subject to U.S. estate tax for deaths occurring after December 31, 2004 and before January 1, 2008.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental policies and investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs. A Fund may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objective and policies.

U.S. Treasury Obligations and U.S. Government Securities. U.S. Treasury Obligations include securities issued or guaranteed by the U.S. Treasury (''U.S. Treasury Obligations''). Payment of principal and interest on these obligations is backed by the full faith and credit of the U.S. government. U.S. Treasury Obligations include, among other things, the separately traded principal and interest components of securities guaranteed or issued by the U.S. Treasury if such components are traded independently under the Separate Trading of Registered Interest and Principal of Securities program (''STRIPS'').

U.S. Government Securities are obligations issued or guaranteed by U.S. government agencies, authorities, instrumentalities or sponsored enterprises (''U.S. Government Securities''). Unlike U.S. Treasury Obligations, U.S. Government Securities can be supported by either (a) the full faith and credit of the U.S. Treasury (such as the Government National Mortgage Association (''Ginnie Mae'')); (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer.

U.S. Government Securities are deemed to include (a) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government, its agencies, authorities or instrumentalities; and (b) participations in loans made to foreign governments or their agencies that are so guaranteed. Certain of these participations may be regarded as illiquid. U.S. Government Securities also include zero coupon bonds.

Some Funds invest in U.S. Treasury Obligations and certain U.S. Government Securities the interest from which is generally exempt from state income taxation. Securities generally eligible for this exemption include those issued by the U.S. Treasury and certain agencies, authorities or instrumentalities of the U.S. government, including the Federal Home Loan Banks, Federal Farm Credit Banks and Tennessee Valley Authority.

U.S. Government Securities have historically involved little risk of loss of principal if held to maturity. However, no assurance can be given that the U.S. government will provide financial support to U.S. government agencies, authorities, instrumentalities or sponsored enterprises if it is not obligated to do so by law.

Bank Obligations. Bank obligations include certificates of deposit, commercial paper, unsecured bank promissory notes, bankers' acceptances, time deposits and other debt obligations. Certain Funds may invest in obligations issued or backed by U.S. banks when a bank has more than $1 billion in total assets at the time of purchase or is a branch or subsidiary of such a bank. In addition, certain Funds may invest in U.S. dollar-denominated obligations issued or guaranteed by foreign banks that have more than $1 billion in total assets at the time of purchase, U.S. branches of such foreign banks (Yankee obligations), foreign branches of such foreign banks and foreign branches of U.S. banks having more than $1 billion in total assets at the time of purchase. Bank obligations may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligation or by government regulation.

If a Fund invests more than 25% of its total assets in bank obligations (whether foreign or domestic), it may be especially affected by favorable and adverse developments in or related to the banking industry. The activities of U.S. and most foreign banks are subject to comprehensive regulations which, in the case of U.S. regulations, have undergone substantial changes in the past decade. The enactment of new legislation or regulations, as well as changes in interpretation and enforcement of current laws, may affect the manner of operations and profitability of domestic and foreign banks. Significant developments in the U.S. banking industry have included increased competition from other types of financial institutions, increased acquisition activity and geographic expansion. Banks may be particularly susceptible to certain economic factors, such as interest rate changes and adverse developments in the real estate markets. Fiscal and monetary policy and general economic cycles can affect the availability and cost of funds, loan demand and asset quality and thereby impact the earnings and financial conditions of banks.

Commercial Paper. A Fund may invest in commercial paper, including variable amount master demand notes and asset-backed commercial paper. Commercial paper normally represents short-term unsecured promissory notes issued in bearer form by banks or bank holding companies, corporations, finance companies and other issuers. The commercial paper purchased by a Fund consists of direct U.S.

dollar-denominated obligations of domestic or, in the case of certain Funds, foreign issuers. Asset-backed commercial paper is issued by a special purpose entity that is organized to issue the commercial paper and to purchase trade receivables or other financial assets. The credit quality of asset-backed commercial paper depends primarily on the quality of these assets and the level of any additional credit support.

Short-Term Obligations. A Fund may invest in other short-term obligations, including short-term funding agreements payable in U.S. dollars and issued or guaranteed by U.S. corporations, foreign corporations or other entities. A funding agreement is a contract between an issuer and a purchaser that obligates the issuer to pay a guaranteed rate of interest on a principal sum deposited by the purchaser. Funding agreements will also guarantee a stream of payments over time. A funding agreement has a fixed maturity date and may have either a fixed or variable interest rate that is based on an index and guaranteed for a set time period. Because there is normally no secondary market for these investments, funding agreements purchased by a Fund may be regarded as illiquid.

Repurchase Agreements. Certain Funds may enter into repurchase agreements with securities dealers and banks. Repurchase agreements are similar to collateralized loans, but are structured as a purchase of securities by a Fund, subject to the seller's agreement to repurchase the securities at a mutually agreed upon date and price. The difference between the original purchase price and the repurchase price is normally based on prevailing short-term interest rates. Under a repurchase agreement, the seller is required to furnish collateral at least equal in value or market price to the amount of the seller's repurchase obligation.

If the seller under a repurchase agreement defaults, a Fund could suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's cost associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy or insolvency proceedings concerning the seller, a Fund could suffer additional losses if the collateral held by the Fund is subject to a court ''stay'' that prevents the Fund from promptly selling the collateral. If this occurs, the Fund will bear the risk that the value of the collateral will decline below the repurchase price. Furthermore, a Fund could experience a loss if a court determines that the Fund's interest in the collateral is not enforceable.

In evaluating whether to enter into a repurchase agreement, the Investment Adviser will carefully consider the creditworthiness of the seller. Distributions of the income from repurchase agreements will be taxable to a Fund's shareholders. In addition, certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Asset-Backed and Receivables-Backed Securities. Certain Funds may invest in asset-backed and receivables-backed securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, mortgages, installment contracts and personal property. Asset-backed and receivables-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed and receivables-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. In addition, securities that are backed by credit card, automobile and similar types of receivables generally do not have the benefit of a security interest in collateral that is comparable in quality to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligation, there is the possibility that, in some cases, a Fund will be unable to possess and sell the underlying collateral and that a Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Foreign Government Obligations and Related Foreign Risks. Certain Funds may invest in foreign government obligations. Foreign government obligations that the Funds invest in are U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government or other entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of NRSROs.

Investments by a Fund in foreign securities, whether issued by a foreign government, bank, corporation or other issuer, may present a greater degree of risk than investments in securities of domestic issuers because of less publicly-available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities, and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks. The legal remedies for investors may be more limited than the remedies available in the United States. In addition, changes in the exchange rate of a foreign currency relative to the U.S. dollar (e.g., weakening of the currency against the U.S. dollar) may adversely affect the ability of a foreign issuer to pay interest and repay principal on an obligation.

Municipal Obligations. Certain Funds may invest in municipal obligations. Municipal obligations are issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia. Municipal obligations in which a Fund may invest include fixed rate notes and similar debt instruments; variable and floating rate demand instruments; tax-exempt commercial paper; municipal bonds; and unrated notes, paper, bonds or other instruments.

Municipal Notes and Bonds. Municipal notes include tax anticipation notes (''TANs''), revenue anticipation notes (''RANs''), bond anticipation notes (''BANs''), tax and revenue anticipation notes (''TRANs'') and construction loan notes. Municipal bonds include general obligation bonds and revenue bonds. General obligation bonds are backed by the taxing power of the issuing municipality and are considered the safest type of municipal obligation. Revenue bonds are backed by the revenues of a project or facility such as the tolls from a toll bridge. Revenue bonds also include lease rental revenue bonds which are issued by a state or local authority for capital projects and are secured by annual lease payments from the state or locality sufficient to cover debt service on the authority's obligations. Industrial development bonds (''private activity bonds'') are a specific type of revenue bond backed by the credit and security of a private user and, therefore, have more potential risk. Municipal bonds may be issued in a variety of forms, including commercial paper, tender option bonds and variable and floating rate securities.

Tender Option Bonds. A tender option bond is a municipal obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term, tax-exempt rates. The bond is typically issued in conjunction with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which the institution grants the security holder the option, at periodic intervals, to tender its securities to the institution. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the bond's fixed coupon rate and the rate, as determined by a remarketing or similar agent, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. An institution will normally not be obligated to accept tendered bonds in the event of certain defaults or a significant downgrading in the credit rating assigned to the issuer of the bond. The tender option will be taken into account in determining the maturity of the tender option bonds and a Fund's average portfolio maturity. There is a risk that a Fund will not be considered the owner of a tender option bond for federal income tax purposes, and thus will not be entitled to treat such interest as exempt from federal income tax. Certain tender

option bonds may be illiquid or may become illiquid as a result of a credit rating downgrade, a payment default or a disqualification from tax-exempt status.

Revenue Anticipation Warrants. Revenue Anticipation Warrants (''RAWs'') are issued in anticipation of the issuer's receipt of revenues and present the risk that such revenues will be insufficient to satisfy the issuer's payment obligations. The entire amount of principal and interest on RAWs is due at maturity. RAWs, including those with a maturity of more than 397 days, may also be repackaged as instruments which include a demand feature that permits the holder to sell the RAWs to a bank or other financial institution at a purchase price equal to par plus accrued interest on each interest rate reset date.

Industrial Development Bonds. Certain Funds may invest in industrial development bonds (private activity bonds). Industrial development bonds are a specific type of revenue bond backed by the credit and security of a private user, the interest from which would be an item of tax preference when distributed by a Fund as ''exempt-interest dividends'' to shareholders under the AMT.

Other Municipal Obligation Policies. Certain Funds may invest 25% or more of the value of their respective total assets in municipal obligations which are related in such a way that an economic, business or political development or change affecting one municipal obligation would also affect the other municipal obligation. For example, a Fund may invest all of its assets in (a) municipal obligations the interest of which is paid solely from revenues from similar projects such as hospitals, electric utility systems, multi-family housing, nursing homes, commercial facilities (including hotels), steel companies or life care facilities; (b) municipal obligations whose issuers are in the same state; or (c) industrial development obligations. Concentration of a Fund's investments in these municipal obligations will subject the Fund, to a greater extent than if such investment was not so concentrated, to the risks of adverse economic, business or political developments affecting the particular state, industry or other area of concentration.

Municipal obligations may also include municipal leases, certificates of participation and ''moral obligation'' bonds. A municipal lease is an obligation issued by a state or local government to acquire equipment or facilities. Certificates of participation represent interests in municipal leases or other instruments, such as installment contracts. Moral obligation bonds are supported by the moral commitment but not the legal obligation of a state or municipality. Municipal leases, certificates of participation and moral obligation bonds present the risk that the state or municipality involved will not appropriate the monies to meet scheduled payments under these instruments.

Municipal obligations may be backed by letters of credit or other forms of credit enhancement issued by domestic banks or foreign banks which have a branch, agency or subsidiary in the United States or by other financial institutions such as insurance companies which may issue insurance policies with respect to municipal

obligations. The credit quality of these banks, insurance companies and other financial institutions could, therefore, cause a loss to a Fund that invests in municipal obligations. Letters of credit and other obligations of foreign banks and financial institutions may involve risks in addition to those of domestic obligations because of less publicly available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks.

In order to enhance the liquidity, stability or quality of a municipal obligation, a Fund may acquire the right to sell the obligation to another party at a guaranteed price and date.

Custodial Receipts. Certain Funds may invest in custodial receipts representing interests in U.S. Government Securities, municipal obligations or other debt instruments held by a custodian or trustee. Custodial receipts evidence ownership of future interest payments, principal payments or both on notes or bonds issued or guaranteed as to principal or interest by the U.S. government, its agencies, instrumentalities, political subdivisions or authorities, or by a state or local governmental body or authority, or by other types of issuers. For certain securities law purposes, custodial receipts are not considered obligations of the underlying issuers. In addition, if for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account.

Other Investment Companies. A Fund may invest in securities of other investment companies subject to statutory limitations prescribed by the Act. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Such other investment companies will have investment objectives, policies and restrictions substantially similar to those of the acquiring Fund and will be subject to substantially the same risks. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money

market funds for which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Floating and Variable Rate Obligations. The Funds may purchase floating and variable rate obligations. The value of these obligations is generally more stable than that of a fixed rate obligation in response to changes in interest rate levels. Subject to the conditions for using amortized cost valuation under the Act, a Fund may consider the maturity of a variable or floating rate obligation to be shorter than its ultimate stated maturity if the obligation is a U.S. Treasury Obligation or U.S. Government Security, if the obligation has a remaining maturity of 397 calendar days or less, or if the obligation has a demand feature that permits the Fund to receive payment at any time or at specified intervals not exceeding 397 calendar days. The issuers or financial intermediaries providing demand features may support their ability to purchase the obligations by obtaining credit with liquidity supports. These may include lines of credit, which are conditional commitments to lend, and letters of credit, which will ordinarily be irrevocable, both of which may be issued by domestic banks or foreign banks. A Fund may purchase variable or floating rate obligations from the issuers or may purchase certificates of participation, a type of floating or variable rate obligation, which are interests in a pool of debt obligations held by a bank or other financial institution.

When-Issued Securities and Forward Commitments. The Funds may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price and yield to a Fund at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Illiquid Securities. Each Fund may invest up to 10% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain municipal leases and participation interests
- Certain stripped mortgage-backed securities

- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933.

Investing in restricted securities may decrease the liquidity of a Fund's portfolio.

Borrowings. Each Fund may borrow up to 33 1/3% of its total assets from banks for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its net assets. For more information, see the Additional Statement.

Downgraded Securities. After its purchase, a portfolio security may be assigned a lower rating or cease to be rated. If this occurs, a Fund may continue to hold the security if the Investment Adviser believes it is in the best interest of the Fund and its shareholders.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). This information has been audited by PricewaterhouseCoopers LLP, whose report, along with a Fund's financial statements, is included in the Fund's annual report (available upon request).

PRIME OBLIGATIONS FUND

	FST Service Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.007	0.006	0.01	0.04	0.06
Distributions to shareholders	(0.007)	(0.006)	(0.01)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.75%	0.56%	1.24%	3.63%	5.91%
Net assets, end of year (in 000's)	$1,111,799	$ 872,453	$1,073,295	$1,225,547	$1,005,373
Ratio of net expenses to average net assets	0.68%	0.68%	0.68%	0.68%	0.68%
Ratio of net investment income to average net assets	0.75%	0.56%	1.24%	3.46%	5.81%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.72%	0.72%	0.72%	0.73%	0.72%
Ratio of net investment income to average net assets	0.71%	0.52%	1.20%	3.41%	5.77%

See page 63 for all footnotes.

MONEY MARKET FUND

	FST Service Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.008	0.006	0.01	0.04	0.06
Distributions to shareholders	(0.008)	(0.006)	(0.01)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.76%	0.56%	1.24%	3.65%	5.92%
Net assets, end of year (in 000's)	$285,976	$304,547	$408,993	$492,794	$396,927
Ratio of net expenses to average net assets	0.68%	0.68%	0.68%	0.68%	0.68%
Ratio of net investment income to average net assets	0.75%	0.57%	1.24%	3.52%	5.78%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.72%	0.72%	0.72%	0.73%	0.72%
Ratio of net investment income to average net assets	0.71%	0.53%	1.20%	3.47%	5.74%

See page 63 for all footnotes.

TREASURY OBLIGATIONS FUND

	FST Service Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.006	0.005	0.01	0.03	0.06
Distributions to shareholders	(0.006)	(0.005)	(0.01)	(0.03)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.64%	0.46%	1.15%	3.35%	5.66%
Net assets, end of year (in 000's)	$676,295	$562,294	$933,190	$1,155,241	$676,118
Ratio of net expenses to average net assets	0.70%	0.70%	0.70%	0.70%	0.68%
Ratio of net investment income to average net assets	0.67%	0.44%	1.06%	3.09%	5.55%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.72%	0.72%	0.72%	0.73%	0.73%
Ratio of net investment income to average net assets	0.65%	0.42%	1.04%	3.06%	5.50%

See page 63 for all footnotes.

TREASURY INSTRUMENTS FUND

	FST Service Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.006	0.004	0.01	0.03	0.05
Distributions to shareholders	(0.006)	(0.004)	(0.01)	(0.03)	(0.05)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.58%	0.39%	1.06%	3.27%	5.38%
Net assets, end of year (in 000's)	$100,678	$112,084	$ 81,875	$115,500	$68,194
Ratio of net expenses to average net assets	0.70%	0.70%	0.70%	0.70%	0.68%
Ratio of net investment income to average net assets	0.54%	0.33%	0.98%	3.01%	5.18%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.74%	0.75%	0.75%	0.76%	0.78%
Ratio of net investment income to average net assets	0.50%	0.28%	0.93%	2.95%	5.08%

See page 63 for all footnotes.

GOVERNMENT FUND

	FST Service Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.007	0.005	0.01	0.04	0.06
Distributions to shareholders	(0.007)	(0.005)	(0.01)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.73%	0.54%	1.19%	3.57%	5.79%
Net assets, end of year (in 000's)	$290,341	$246,896	$344,914	$576,226	$273,355
Ratio of net expenses to average net assets	0.68%	0.68%	0.68%	0.68%	0.68%
Ratio of net investment income to average net assets	0.72%	0.54%	1.19%	3.17%	5.60%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.72%	0.72%	0.72%	0.74%	0.73%
Ratio of net investment income to average net assets	0.68%	0.50%	1.15%	3.11%	5.55%

See page 63 for all footnotes.

FEDERAL FUND

	FST Service Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.007	0.005	0.01	0.03	0.06
Distributions to shareholders	(0.007)	(0.005)	(0.01)	(0.03)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.67%	0.49%	1.15%	3.53%	5.74%
Net assets, end of year (in 000's)	$484,309	$505,454	$650,133	$814,384	$899,691
Ratio of net expenses to average net assets	0.70%	0.70%	0.70%	0.70%	0.70%
Ratio of net investment income to average net assets	0.68%	0.49%	1.14%	3.43%	5.61%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.72%	0.72%	0.72%	0.72%	0.73%
Ratio of net investment income to average net assets	0.66%	0.47%	1.12%	3.41%	5.58%

See page 63 for all footnotes.

TAX-FREE MONEY MARKET FUND

	FST Service Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.005	0.004	0.01	0.02	0.03
Distributions to shareholders	(0.005)	(0.004)	(0.01)	(0.02)	(0.03)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.54%	0.39%	0.80%	2.09%	3.43%
Net assets, end of year (in 000's)	$85,930	$60,412	$69,204	$68,298	$71,614
Ratio of net expenses to average net assets	0.68%	0.68%	0.68%	0.68%	0.68%
Ratio of net investment income to average net assets	0.58%	0.38%	0.79%	2.04%	3.46%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.72%	0.72%	0.72%	0.73%	0.73%
Ratio of net investment income to average net assets	0.54%	0.34%	0.75%	1.99%	3.41%

See page 63 for all footnotes.

Footnotes:

a Calculated based on the average shares outstanding methodology.

b Assumes reinvestment of all distributions. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions.



Index

Financial Square Funds

Prospectus (FST Service Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550. You can also access and download the annual and semi-annual reports and the Additional Statement at the Funds' website: http://www.gs.com/funds.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-621-2550
- By mail: Goldman Sachs Funds, P.O. Box 06050
Chicago, IL 60606-6306
- By e-mail: gs-funds@gs.com
- On the Internet: SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs

Asset
Management

FSPROSVCMM

Prospectus

FST Preferred Shares

April 29, 2005

GOLDMAN SACHS FINANCIAL SQUARE FUNDS[SM]



S.P.CO.

- Prime Obligations Fund
- Money Market Fund
- Treasury Obligations Fund
- Treasury Instruments Fund
- Government Fund
- Federal Fund
- Tax-Free Money Market Fund

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH A FUND SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN A FUND.



Goldman Sachs

Asset Management

General Investment Management Approach

Goldman Sachs Asset Management, L.P. (''GSAM®'') serves as Investment Adviser to the Financial Square Funds (the ''Funds''). GSAM is referred to in this Prospectus as the ''Investment Adviser.''

Goldman Sachs' Money Market Investment Philosophy:

The Money Market Funds are managed to seek preservation of capital, daily liquidity and maximum current income. With each Fund, the Investment Adviser follows a conservative, risk-managed investment process that seeks to:

- Manage credit risk
- Manage interest rate risk
- Manage liquidity

> Since 1981, the Investment Adviser has actively managed the Goldman Sachs Money Market Funds to provide investors with the greatest possible preservation of principal and income potential.

INVESTMENT PROCESS

1. Managing Credit Risk

The Investment Adviser's process for managing risk emphasizes:

- ***Intensive research***—The Credit Department, a separate operating entity of Goldman, Sachs & Co. (''Goldman Sachs''), approves all money market fund eligible securities for the Funds. Sources for the Credit Department's analysis include third-party inputs, such as financial statements and media sources, ratings releases and company meetings, as well as the Investment Research, Legal and Compliance departments of Goldman Sachs.
- ***Timely updates***—A Credit Department-approved list of securities is continuously communicated on a ''real-time'' basis to the portfolio management team via computer link.

The Result: An ''approved'' list of high-quality credits—The Investment Adviser's portfolio management team uses this approved list to construct portfolios which offer the best available risk-return tradeoff within the ''approved'' credit universe.

2. Managing Interest Rate Risk

Three main steps are followed in seeking to manage interest rate risk:

- ***Establish weighted average maturity (''WAM'') target***—WAM (the weighted average time until the yield of a portfolio reflects any changes in the current interest rate environment) is constantly revisited and adjusted as market conditions change. An overall strategy is developed by the portfolio management team based on insights gained from weekly meetings with both Goldman Sachs economists and economists from outside the firm.
- ***Implement optimum portfolio structure***—Proprietary models that seek the optimum balance of risk and return, in conjunction with the Investment Adviser's analysis of factors such as market events, short-term interest rates and each Fund's asset volatility, are used to identify the most effective portfolio structure.
- ***Conduct rigorous analysis of new securities***—The Investment Adviser's five-step process includes legal, credit, historical index and liquidity analysis, as well as price stress testing to determine suitability for money market mutual funds.

3. Managing Liquidity

Factors that the Investment Adviser's portfolio managers continuously monitor and that affect liquidity of a money market portfolio include:

- Each Fund's investors and factors that influence their asset volatility;
- Technical events that influence the trading range of federal funds and other short-term fixed-income markets; and
- Bid-ask spreads associated with securities in the portfolios.

Benchmarks for the Money Market Funds are the **iMoneyNet, Inc. Indices.** Each Fund uses the iMoneyNet Index which best corresponds to the Fund's eligible investments.

References in this Prospectus to a Fund's benchmark are for informational purposes only, and unless otherwise noted are not an indication of how a particular Fund is managed.

- ***The Funds:*** Each Fund's securities are valued by the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940, as amended (the ''Act''). Under Rule 2a-7, each Fund may invest only in U.S. dollar-denominated securities that are determined to present minimal credit risk and meet certain other criteria, including conditions relating to maturity, diversification and credit quality. These operating policies may be more restrictive than the fundamental policies set forth in the Statement of Additional Information (the ''Additional Statement'').
  - ***Taxable Funds:*** Prime Obligations, Money Market, Treasury Obligations and Government Funds.
  - ***Tax-Advantaged Funds:*** Treasury Instruments and Federal Funds.
  - ***Tax-Exempt Fund:*** Tax-Free Money Market Fund.
- ***The Investors:*** The Funds are designed for institutional investors seeking a high rate of return, a stable net asset value (''NAV'') and convenient liquidation privileges. The Funds are particularly suitable for banks, corporations and other financial institutions that seek investment of short-term funds for their own accounts or for the accounts of their customers. Shares of the Government Fund are intended to qualify as eligible investments for federally chartered credit unions pursuant to Sections 107(7), 107(8) and 107(15) of the Federal Credit Union Act, Part 703 of the National Credit Union Administration (''NCUA'') Rules and Regulations and NCUA Letter Number 155. The Fund intends to review changes in the applicable laws, rules and regulations governing eligible investments for federally chartered credit unions, and to take such action as may be necessary so that the investments of the Fund qualify as eligible investments under the Federal Credit Union Act and the regulations thereunder. Shares of the Government Fund, however, may or may not qualify as eligible investments for particular state-chartered credit unions. A state-chartered credit union should consult qualified legal counsel to determine whether the Government Fund is a permissible investment under the law applicable to it.
- ***NAV:*** Each Fund seeks to maintain a stable NAV of $1.00 per share. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.
- ***Maximum Remaining Maturity of Portfolio Investments:*** 13 months (as determined pursuant to Rule 2a-7) at the time of purchase.
- ***Dollar-Weighted Average Portfolio Maturity:*** Not more than 90 days (as required by Rule 2a-7).

- ***Investment Restrictions:*** Each Fund is subject to certain investment restrictions that are described in detail under ''Investment Restrictions'' in the Additional Statement. Fundamental investment restrictions of a Fund cannot be changed without approval of a majority of the outstanding shares of that Fund. The Treasury Obligations Fund's policy of limiting its investments to U.S. Treasury Obligations (as defined in Appendix A) and related repurchase agreements is also fundamental. All investment objectives and policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval.
- ***Diversification:*** Diversification can help a Fund reduce the risks of investing. In accordance with current regulations of the Securities and Exchange Commission (the ''SEC''), each Fund may not invest more than 5% of the value of its total assets at the time of purchase in the securities of any single issuer. However, a Fund may invest up to 25% of the value of its total assets in the securities of a single issuer for up to three business days. These limitations do not apply to cash, certain repurchase agreements, U.S. Government Securities (as defined in Appendix A) or securities of other investment companies. In addition, securities subject to certain unconditional guarantees are subject to different diversification requirements as described in the Additional Statement.

Fund Investment Objectives and Strategies

INVESTMENT OBJECTIVES

The Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government, Federal and Tax-Free Money Market Funds seek to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity by investing exclusively in high quality money market instruments.

Taxable and Tax-Advantaged Funds: The Prime Obligations and Money Market Funds pursue their investment objectives by investing in U.S. Government Securities, obligations of U.S. banks, commercial paper and other short-term obligations of U.S. companies, states, municipalities and other entities and repurchase agreements. The Money Market Fund may also invest in U.S. dollar-denominated obligations of foreign banks, foreign companies and foreign governments. The Treasury Obligations Fund pursues its investment objective by investing only in securities issued by the U.S. Treasury and repurchase agreements relating to such securities. The Government Fund pursues its investment objective by investing, directly or indirectly, only in U.S. Government Securities and repurchase agreements relating to such securities. The Treasury Instruments and Federal Funds pursue their investment objectives by limiting their investments only to certain U.S. Treasury Obligations and U.S. Government Securities, respectively, the interest from which is generally exempt from state income taxation. You should consult your tax adviser to determine whether distributions from the Treasury Instruments and Federal Funds (and any other Fund that may hold such obligations) derived from interest on such obligations are exempt from state income taxation in your own state.

In order to obtain a rating from a rating organization, the Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government and Federal Funds will observe special investment restrictions.

Tax-Exempt Fund: The Tax-Free Money Market Fund pursues its investment objective by investing in securities issued by or on behalf of states, territories, and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia, the interest from which, if any, is in the opinion of bond counsel excluded from gross income for federal income tax purposes, and generally not an item of tax preference under the federal alternative minimum tax (''AMT'').

PRINCIPAL INVESTMENT STRATEGIES

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual and semi-annual reports. For more information see Appendix A. The Funds publish their complete portfolio holdings on their website (http://www.gs.com/funds). The Prime Obligations and Money Market Funds publish their holdings as of the end of each month subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. The other Funds publish their holdings as of the end of each calendar quarter subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. This information will be available on the website until the date on which a Fund files its next quarterly portfolio holdings report on Form N-CSR or Form N-Q with the SEC. In addition, a description of the Funds' policies and procedures with respect to the disclosure of a Fund's portfolio securities is available in the Funds' Additional Statement.

Investment Policies Matrix

Fund	U.S. Treasury Obligations	U.S. Government Securities	Bank Obligations	Commercial Paper
Prime Obligations	■[1]	■	■ U.S. banks only[2]	■
Money Market	■[1]	■	■ Over 25% of total assets must be invested in U.S. and foreign (US$) banks[3]	■ U.S. and foreign (US$) commercial paper
Treasury Obligations	■[4]			
Treasury Instruments	■[4]			
Government	■[1]	■		
Federal	■[1]	■		
Tax-Free Money Market				■ Tax-exempt only

Note: See Appendix A for a description of, and certain criteria applicable to, each of these categories of investments.

[1] *Issued or guaranteed by the U.S. Treasury.*
[2] *Including foreign branches of U.S. banks.*
[3] *If adverse economic conditions prevail in the banking industry (such as substantial losses on loans, increases in non-performing assets and charge-offs and declines in total deposits) the Fund may, for temporary defensive purposes, invest less than 25% of its total assets in bank obligations.*
[4] *Issued by the U.S. Treasury.*
[5] *To the extent required by Rule 2a-7, asset-backed and receivables-backed securities will be rated by the requisite number of nationally recognized statistical rating organizations (''NRSROs'').*
[6] *The Money Market Fund may invest in U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government. The Fund may also invest in U.S. dollar-denominated obligations issued or guaranteed by any entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of NRSROs. The Fund may not invest more than 25% of its total assets in the securities of any one foreign government.*

Short-Term Obligations of Corporations and Other Entities	Repurchase Agreements	Asset-Backed and Receivables-Backed Securities[5]	Foreign Government Obligations (US$)
■ U.S. entities only	■	■	
■ U.S. and foreign (US$) entities	■	■	■[6]
	■		
	■		
	■ (Does not intend to invest)		

Investment Policies Matrix continued

Fund	Municipals	Custodial Receipts	Unrated Securities[9]	Investment Companies
Prime Obligations	■[7]	■	■	■ Up to 10% of total assets in other investment companies
Money Market	■[7]	■	■	■ Up to 10% of total assets in other investment companies
Treasury Obligations				
Treasury Instruments				
Government				■ Up to 10% of total assets in other investment companies
Federal				
Tax-Free Money Market	■ At least 80% of net assets in tax-exempt municipal obligations (except in extraordinary circumstances)[8]	■	■	■ Up to 10% of total assets in other investment companies

Note: See Appendix A for a description of, and certain criteria applicable to, each of these categories of investments.

[7] *Will only make such investments when yields on such securities are attractive compared to other taxable investments.*

[8] *Ordinarily expect that 100% of the Fund's assets will be invested in municipal obligations, but the Fund may, for temporary defensive purposes, hold cash or invest in short-term taxable securities.*

[9] *To the extent permitted by Rule 2a-7, securities without short-term ratings may be purchased if they are deemed to be of comparable quality to First Tier Securities. In addition, a Fund holding a security supported by a guarantee or demand feature may rely on the credit quality of the guarantee or demand feature in determining the credit quality of the investment.*

Private Activity Bonds	Credit Quality[9]	Summary of Taxation for Distributions[13]	Miscellaneous
■	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
■	First Tier[12]	Taxable federal and state[14]	May invest in obligations of the International Bank for Reconstruction and Development. Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and generally exempt from state taxation	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and generally exempt from state taxation	Under extraordinary circumstances, may hold cash, U.S. Government Securities subject to state taxation or cash equivalents. Reverse repurchase agreements not permitted.
■ Does not intend to invest if subject to AMT[10,11]	First Tier[12]	Tax-exempt federal and taxable state[15]	May (but does not currently intend to) invest up to 20% of net assets in securities subject to AMT and may temporarily invest in the taxable money market instruments described herein. Reverse repurchase agreements not permitted.

[10] If such policy should change, private activity bonds subject to AMT would not exceed 20% of the Fund's net assets under normal market conditions.
[11] No more than 25% of the value of the Fund's total assets may be invested in industrial development bonds or similar obligations where the non-governmental entities supplying the revenues from which such bonds or obligations are to be paid are in the same industry.
[12] First Tier Securities are (a) rated in the highest short-term rating category by at least two NRSROs, or if only one NRSRO has assigned a rating, by that NRSRO; or (b) issued or guaranteed by, or otherwise allow a Fund under certain conditions to demand payment from, an entity with such ratings. U.S. Government Securities are considered First Tier Securities.
[13] See ''Taxation'' for an explanation of the tax consequences summarized in the table above.
[14] Taxable in many states except for distributions from U.S. Treasury Obligation interest income and certain U.S. Government Securities interest income.
[15] Taxable except for distributions from interest on obligations of an investor's state of residence in certain states.

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	Prime Obligations Fund	Money Market Fund	Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
NAV	•	•	•	•	•	•	•
Interest Rate	•	•	•	•	•	•	•
Credit/Default	•	•	•	•	•	•	•
Liquidity	•	•	•	•	•	•	•
U.S. Government Securities	•	•	—	—	•	•	—
Concentration	—	—	—	—	—	—	•
Foreign	—	•	—	—	—	—	—
Banking Industry	—	•	—	—	—	—	—
Tax	—	—	—	—	—	—	•

Risks that apply to all Funds:

- ***NAV Risk***—The risk that a Fund will not be able to maintain a NAV per share of $1.00 at all times.
- ***Interest Rate Risk***—The risk that during periods of rising interest rates, a Fund's yield (and the market value of its securities) will tend to be lower than prevailing market rates; in periods of falling interest rates, a Fund's yield will tend to be higher.
- ***Credit/Default Risk***—The risk that an issuer or guarantor of a security, or a bank or other financial institution that has entered into a repurchase agreement, may default on its payment obligations. In addition, with respect to the Tax-Free Money Market Fund, this risk includes the risk of default on foreign letters of credit, guarantees or insurance policies that back municipal securities.
- ***Liquidity Risk***—The risk that a Fund will be unable to pay redemption proceeds within the time period stated in this Prospectus, because of unusual market conditions, an unusually high volume of redemption requests, or other reasons.

Risk that applies to the Prime Obligations, Money Market, Government and Federal Funds:

- ***U.S. Government Securities Risk***—The risk that the U.S. government will not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. Although many U.S. Government Securities purchased by the Funds, such as those issued by the Federal National Mortgage Association (''Fannie Mae''), Federal Home Loan Mortgage Corporation (''Freddie Mac'') and Federal Home Loan Banks may be chartered or sponsored by Acts of Congress, their securities are neither issued nor guaranteed by the United States Treasury and, therefore, are not backed by the full faith and credit of the United States. The maximum potential liability of the issuers of some U.S. Government Securities held by a Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

Risks that apply to the Money Market Fund:

- ***Foreign Risk***—The risk that a foreign security could lose value as a result of political, financial and economic events in foreign countries, less publicly available financial and other information, less stringent foreign securities regulations and accounting and disclosure standards, or other factors. The Money Market Fund may not invest more than 25% of its total assets in the securities of any one foreign government.
- ***Banking Industry Risk***—The risk that if the Fund invests more than 25% of its total assets in bank obligations, an adverse development in the banking industry may affect the value of the Fund's investments more than if the Fund's investments were not invested to such a degree in the banking industry. Normally, the Money Market Fund intends to invest more than 25% of its total assets in bank obligations. Banks may be particularly susceptible to certain economic factors such as interest rate changes, adverse developments in the real estate market, fiscal and monetary policy and general economic cycles.

Risks that apply to the Tax-Free Money Market Fund:

- ***Concentration Risk***—The risk that if the Fund invests more than 25% of its total assets in issuers within the same state, industry or economic sector, an adverse economic, business or political development may affect the value of the Fund's investments more than if its investments were not so concentrated.
- ***Tax Risk***—The risk that future legislative or administrative changes or court decisions may materially affect the value of the Fund's portfolio and/or the ability of the Fund to pay federal tax-exempt dividends. This Fund would not be a suitable investment for IRAs, other tax-exempt or tax-deferred accounts or for other investors who are not sensitive to the federal, state or local tax consequences of their investments.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table below provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Preferred Shares from year to year for up to the last ten years; and (b) the average annual total returns of a Fund's Preferred Shares. Investors should be aware that the fluctuation of interest rates is one primary factor in performance volatility. The bar chart (including ''Best Quarter'' and ''Worst Quarter'' information) and table assume reinvestment of dividends and distributions. A Fund's past performance is not necessarily an indication of how the Fund will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced. You may obtain a Fund's current yield by calling 1-800-621-2550.

Prime Obligations Fund



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q3 '00 1.63%
Worst Quarter*
Q1 '04 0.21%
5.50%
5.45%
5.07%
6.34%
4.05%
1.65%
0.96%
1.15%
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Preferred Shares (Inception 5/1/96)	1.15%	2.81%	3.87%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Money Market Fund

TOTAL RETURN

Best Quarter*
Q3 '00 1.63%

Worst Quarter*
Q3 '03 0.21%

CALENDAR YEAR


5.53%
5.45%
5.07%
6.34%
4.06%
1.65%
0.96%
1.16%
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Preferred Shares (Inception 5/1/96)	1.16%	2.81%	3.88%

* *Please note that "Best Quarter" and "Worst Quarter" figures are applicable only to the time period covered by the bar chart.*

Treasury Obligations Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.58%
Worst Quarter*
Q3 '03 0.18%
5.40%
5.29%
4.78%
6.08%
3.76%
1.55%
0.86%
1.04%
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Preferred Shares (Inception 5/1/96)	1.04%	2.64%	3.70%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Treasury Instruments Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.52%
Worst Quarter*
Q1 '04 0.17%
4.94%
4.49%
5.79%
3.68%
1.47%
0.79%
0.98%
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Preferred Shares (Inception 5/30/97)	0.98%	2.52%	3.30%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Government Fund



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.60%
Worst Quarter*
Q1 '04 0.20%
5.43%
5.36%
4.93%
6.21%
3.98%
1.59%
0.94%
1.13%
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Preferred Shares (Inception 5/1/96)	1.13%	2.75%	3.80%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Federal Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.59%
Worst Quarter*
Q1 '04 0.19%
5.31%
4.94%
6.16%
3.95%
1.55%
0.90%
1.08%
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Preferred Shares (Inception 5/30/97)	1.08%	2.71%	3.55%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Tax-Free Money Market Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.01%
Worst Quarter*
Q3 '03 0.15%
3.43%
3.24%
3.03%
3.85%
2.50%
1.20%
0.79%
0.94%
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Preferred Shares (Inception 5/1/96)	0.94%	1.85%	2.44%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

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Fund Fees and Expenses (Preferred Shares)

This table describes the fees and expenses that you would pay if you buy and hold Preferred Shares of a Fund.

	Prime Obligations Fund	Money Market Fund
Shareholder Fees **(fees paid directly from your investment):**		
Maximum Sales Charge (Load) Imposed on Purchases	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fees	None	None
Exchange Fees	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[1]		
Management Fees[2]	0.21%	0.21%
Other Expenses*	0.11%	0.11%
Preferred Administration Fees[3]	0.10%	0.10%
All Other Expenses[4]	0.01%	0.01%
Total Fund Operating Expenses*	0.32%	0.32%

See page 24 for all other footnotes.

* As a result of waivers and expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Funds which are actually incurred are as set forth below. The waivers and expense limitations may be modified or terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Prime Obligations Fund	Money Market Fund
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[1]		
Management Fees[2]	*0.17%*	*0.17%*
Other Expenses	*0.11%*	*0.11%*
Preferred Administration Fees[3]	*0.10%*	*0.10%*
All Other Expenses[4]	*0.01%*	*0.01%*
Total Fund Operating Expenses (after waivers and expense limitations)	*0.28%*	*0.28%*

Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
None	None	None	None	None
None	None	None	None	None
None	None	None	None	None
None	None	None	None	None
None	None	None	None	None
0.21%	0.21%	0.21%	0.21%	0.21%
0.11%	0.13%	0.11%	0.11%	0.11%
0.10%	0.10%	0.10%	0.10%	0.10%
0.01%	0.03%	0.01%	0.01%	0.01%
0.32%	0.34%	0.32%	0.32%	0.32%

Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
0.19%	*0.19%*	*0.17%*	*0.19%*	*0.17%*
0.11%	*0.11%*	*0.11%*	*0.11%*	*0.11%*
0.10%	*0.10%*	*0.10%*	*0.10%*	*0.10%*
0.01%	*0.01%*	*0.01%*	*0.01%*	*0.01%*
0.30%	*0.30%*	*0.28%*	*0.30%*	*0.28%*

Fund Fees and Expenses continued

[1] *The Funds' annual operating expenses are based on actual expenses for the fiscal year ended December 31, 2004.*

[2] *The contractual management fee of each Fund is 0.205% of each Fund's average daily net assets. The Investment Adviser has voluntarily agreed not to impose a portion of the management fee equal to 0.015% of the Treasury Obligations, Treasury Instruments and Federal Funds' average daily net assets and equal to 0.035% of all other Funds' average daily net assets.* ***As a result of fee waivers, the current management fees of the Treasury Obligations Fund, Treasury Instruments Fund, Federal Fund and all other Funds are 0.19%, 0.19%, 0.19% and 0.17%, respectively, of such Funds' average daily net assets. The waivers may be terminated at any time at the option of the Investment Adviser.***

[3] *Service Organizations may charge other fees directly to their customers who are beneficial owners of Preferred Shares in connection with their customers' accounts. Such fees may affect the return customers realize with respect to their investments.*

[4] *The Investment Adviser has voluntarily agreed to reduce or limit ''All Other Expenses'' of each Fund (excluding management fees, preferred administration fees, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses) to 0.014% of each Fund's average daily net assets.*

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Preferred Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Prime Obligations	$33	$103	$180	$406
Money Market	$33	$103	$180	$406
Treasury Obligations	$33	$103	$180	$406
Treasury Instruments	$35	$109	$191	$431
Government	$33	$103	$180	$406
Federal	$33	$103	$180	$406
Tax-Free Money Market	$33	$103	$180	$406

Service Organizations that invest in Preferred Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your Service Organization for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investments.

Certain Service Organizations that invest in Preferred Shares may receive other compensation in connection with the sale and distribution of Preferred Shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Payments to Intermediaries'' in the Additional Statement.

Service Providers

INVESTMENT ADVISER

Goldman Sachs Asset Management, L.P. (''GSAM''), 32 Old Slip, New York, New York 10005, has been registered as an investment adviser with the SEC since 1990 and is an affiliate of Goldman Sachs. As of December 31, 2004, GSAM, along with other units of the Investment Management Division of Goldman Sachs, had assets under management of $451.3 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser also performs the following services for the Funds:

- Continually manages each Fund, including the purchase, retention and disposition of securities and other assets
- Administers each Fund's business affairs
- Performs various recordholder servicing functions (to the extent not provided by other organizations)

Pursuant to SEC orders, certain Funds may enter into principal transactions in certain money market instruments, including repurchase agreements, with Goldman Sachs.

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Fund's average daily net assets):

Fund	Contractual Rate	Actual Rate For the Fiscal Year Ended December 31, 2004
Prime Obligations	0.205%	0.17%
Money Market	0.205%	0.17%
Treasury Obligations	0.205%	0.19%
Treasury Instruments	0.205%	0.19%
Government	0.205%	0.17%
Federal	0.205%	0.19%
Tax-Free Money Market	0.205%	0.17%

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, P.O. Box 06050, Chicago, Illinois 60606-6306, also serves as each Fund's transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of

Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs is a full service investment banking, broker dealer, asset management and financial services organization and a major participant in global financial markets. As such, it acts as an investor, investment banker, research provider, investment manager, financer, advisor, market maker, trader, prime broker, lender, agent and principal, and has other direct and indirect interests, in the global fixed income, currency, commodity, equity and other markets in which the Funds directly and indirectly invest. Thus, it is likely that the Funds will have multiple business relationships with and will invest in, engage in transactions with, make voting decisions with respect to, or obtain services from entities for which Goldman Sachs performs or seeks to perform investment banking or other services. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs, its affiliates, and other accounts managed by Goldman Sachs and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. Furthermore, transactions undertaken by Goldman Sachs, its affiliates or Goldman Sachs advised clients may adversely impact the Funds. Transactions by one or more Goldman Sachs advised clients or the Investment Adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Funds. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a global financial services firm, Goldman Sachs also provides a wide range of investment banking and financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it may create markets or specialize in, have positions in and affect transactions in, securities of issuers held by the Funds, and may also perform or seek to perform investment banking and financial services for those issuers. Goldman Sachs and its affiliates may have business relationships with and purchase or distribute or sell services or products from or to distributors, consultants or others who recommend the Funds or who engage in transactions with or for the Funds. For more information about conflicts of interest, see the Additional Statement.

LEGAL PROCEEDINGS

On April 2, 2004, Lois Burke, a plaintiff identifying herself as a shareholder of the Goldman Sachs Internet Tollkeeper Fund, filed a purported class and derivative action lawsuit in the United States District Court for the Southern District of New York against The Goldman Sachs Group, Inc. (''GSG''), Goldman Sachs Asset Management, L.P. (''GSAM''), the Trustees and Officers of the Goldman Sachs Trust (the ''Trust''), and John Doe Defendants. In addition, certain investment portfolios of the Trust were named as nominal defendants. On April 19 and May 6, 2004, additional class and derivative action lawsuits containing substantially similar allegations and requests for redress were filed in the United States District Court for the Southern District of New York. On June 29, 2004, the three complaints were consolidated into one action, *In re Goldman Sachs Mutual Funds Fee Litigation*, and on November 17, 2004, the plaintiffs filed a consolidated amended complaint against GSG, GSAM, Goldman Sachs Asset Management International (''GSAMI''), Goldman, Sachs & Co., the Trustees and Officers of the Trust and John Doe Defendants (collectively, the ''Defendants'') in the United States District Court for the Southern District of New York. Certain investment portfolios of the Trust and Goldman Sachs Variable Insurance Trust (collectively, the ''Goldman Sachs Funds'') were also named as nominal defendants in the amended complaint.

The consolidated amended complaint, which is brought on behalf of all persons or entities who held shares in the Goldman Sachs Funds between April 2, 1999 and January 9, 2004, inclusive (the ''Class Period''), asserts claims involving (i) violations of the Act, the Investment Advisers Act of 1940, and New York General Business Law, (ii) common law breach of fiduciary duty, (iii) aiding and abetting breach of fiduciary duty and (iv) unjust enrichment. The complaint alleges, among other things, that during the Class Period, the Defendants made improper and excessive brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds and omitted statements of fact in registration statements and reports filed pursuant to the Act which were necessary to prevent such registration statements and reports from being materially false and misleading. In addition, the complaint alleges that the Goldman Sachs Funds paid excessive and improper investment advisory fees to GSAM and GSAMI. The complaint also alleges that GSAM and GSAMI used Rule 12b-1 fees for improper purposes and made improper use of soft dollars. The complaint further alleges that the Trust's Officers and Trustees breached their fiduciary duties in connection with the foregoing. The plaintiffs in the cases are seeking compensatory damages; punitive damages; rescission of GSAM's and GSAMI's investment advisory agreements and return of fees paid; an accounting of all Goldman Sachs Funds-related fees, commissions and soft dollar payments; restitution of all unlawfully or

discriminatorily obtained fees and charges; and reasonable costs and expenses, including counsel fees and expert fees.

Based on currently available information, GSAM and GSAMI believe that the likelihood that the pending purported class and derivative action lawsuit will have a material adverse financial impact on the Goldman Sachs Funds is remote, and the pending action is not likely to materially affect their ability to provide investment management services to their clients, including the Goldman Sachs Funds.

Dividends

Dividends will be distributed monthly. You may choose to have dividends paid in:

- Cash
- Additional shares of the same class of the same Fund

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time. If you do not indicate any choice, dividends and distributions will be reinvested automatically in the applicable Fund.

All or substantially all of each Fund's net investment income will be declared as a dividend daily. Dividends will normally, but not always, be declared as of the following times:

Fund	Dividend Declaration Time (New York Time)
Prime Obligations	5:00 p.m.
Money Market	5:00 p.m.
Treasury Obligations	5:00 p.m.
Treasury Instruments	4:00 p.m.
Government	5:00 p.m.
Federal	4:00 p.m.
Tax-Free Money Market	4:00 p.m.

Dividends will be reinvested as of the last calendar day of each month. Cash distributions normally will be paid on or about the first business day of each month. Net short-term capital gains, if any, will be distributed in accordance with federal income tax requirements and may be reflected in a Fund's daily distributions.

Each Fund may distribute at least annually other realized capital gains, if any, after reduction by available capital losses. In order to avoid excessive fluctuations in the amount of monthly capital gains distributions, a portion of any net capital gains realized on the disposition of securities during the months of November and December may be distributed during the subsequent calendar year. The realized gains and losses are not expected to be of an amount which would affect the Fund's NAV of $1.00 per share.

The income declared as a dividend for the Prime Obligations, Money Market, Treasury Obligations and Government Funds is based on estimates of net investment income for each Fund. Actual income may differ from estimates, and differences, if any, will be included in the calculation of subsequent dividends.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' Preferred Shares.

HOW TO BUY SHARES

How Can I Purchase Preferred Shares Of The Funds?

Generally, Preferred Shares may be purchased only through institutions that have agreed to provide shareholder administration services to their customers who are the beneficial owners of Preferred Shares. These institutions are called ''Service Organizations.'' Customers of a Service Organization will normally give their purchase instructions to the Service Organization, and the Service Organization will, in turn, place purchase orders with Goldman Sachs. Service Organizations will set times by which purchase orders and payments must be received by them from their customers. Generally, Preferred Shares may be purchased from the Funds on any business day at their NAV next determined after receipt of an order by Goldman Sachs from a Service Organization. Shares begin earning dividends after the Fund's receipt of the purchase amount in federal funds. No sales load is charged.

Service Organizations are responsible for transmitting purchase orders and payments to Goldman Sachs in a timely fashion. Service Organizations should place a purchase order in writing or by telephone.

By Writing:	Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Before or immediately after placing an initial purchase order, a Service Organization should complete and send to Goldman Sachs the Account Application.

Service Organizations may send their payments as follows:

- Wire federal funds to The Northern Trust Company (''Northern''), as sub-custodian for State Street Bank and Trust Company (''State Street'') (each Fund's custodian); ***or***

- Send a check or Federal Reserve draft payable to Goldman Sachs Funds—(Name of Fund and Class of Shares), P.O. Box 06050, Chicago, IL 60606-6306. The Funds will not accept checks drawn on foreign banks, third party checks, cashier's checks or official checks, temporary checks, electronic checks, drawer checks, cash, money orders, travelers' cheques or credit card checks.

It is strongly recommended that payment be effected by wiring federal funds to Northern.

It is expected that Federal Reserve drafts will ordinarily be converted to federal funds on the day of receipt and that checks will be converted to federal funds within two business days after receipt.

When Do Shares Begin Earning Dividends?

Dividends begin to accrue as follows:

If an effective order and federal funds are received:	Dividends begin:
Treasury Instruments and Federal Funds:	
■ By 3:00 p.m. New York time	Same business day
■ After 3:00 p.m. New York time	Next business day
Prime Obligations, Money Market, Treasury Obligations and Government Funds:	
■ By 5:00 p.m. New York time	Same business day
■ After 5:00 p.m. New York time	Next business day
Tax-Free Money Market Fund:	
■ By 2:00 p.m. New York time	Same business day
■ After 2:00 p.m. New York time	Next business day

What Do I Need To Know About Service Organizations?

Service Organizations may provide the following services in connection with their customers' investments in Preferred Shares:

- Acting, directly or through an agent, as the sole shareholder of record
- Maintaining account records for customers
- Processing orders to purchase, redeem or exchange shares for customers
- Processing confirmation statements for customers

Some (but not all) Service Organizations are authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized Service Organization or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.

- Service Organizations or intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your Service Organization directly to learn whether it is authorized to accept orders for the Trust.

Pursuant to a preferred administration plan adopted by the Trust's Board of Trustees, Service Organizations are entitled to receive payment for their services from the Trust of up to 0.10% (on an annualized basis) of the average daily net assets of the Preferred Shares of the Funds, which are attributable to or held in the name of the Service Organization for its customers.

The Investment Adviser, Distributor and/or their affiliates may also make additional payments to Service Organizations and other financial intermediaries (''Intermediaries'') from time to time to promote the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. These payments are made out of the Investment Adviser's, Distributor's and/or their affiliates' own assets, and are not an additional charge to the Funds. The payments are in addition to the fees described in this Prospectus. Such payments are intended to compensate Intermediaries for, among other things: marketing shares of the Funds and other Goldman Sachs Funds, which may consist of payments relating to Funds included on preferred or recommended fund lists or in certain sales programs from time to time sponsored by the Intermediaries; access to the Intermediaries' registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; and/or other specified services intended to assist in the distribution and marketing of the Funds and other Goldman Sachs Funds. The payments may also, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote the sale of shares, as well as sponsor various educational programs, sales contests and/or promotions. The additional payments by the Investment Adviser, Distributor and/or their affiliates may also compensate Intermediaries for subaccounting, administrative and/or shareholder processing services that are in addition to the fees paid for these services by the Funds. The amount of these additional payments is normally not expected to exceed 0.50% (annualized) of the amount sold or invested through the Intermediaries. Please refer to the ''Payments to Intermediaries'' section of the Additional Statement for more information about these payments.

The payments made by the Investment Adviser, Distributor and/or their affiliates may be different for different Intermediaries. The presence of these payments and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered

representative or salesperson to highlight, feature or recommend Funds based, at least in part, on the level of compensation paid. You should contact your Service Organization or other Intermediary for more information about the payments it receives and any potential conflicts of interest.

In addition to Preferred Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), and are entitled to different services than Preferred Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

Minimum initial investment	$10 million (may be allocated among the Funds)
Minimum account balance	$10 million
Minimum subsequent investments	None

A Service Organization may, however, impose a minimum amount for initial and subsequent investments in Preferred Shares and may establish other requirements such as a minimum account balance. A Service Organization may redeem Preferred Shares held by non-complying accounts, and may impose a charge for any special services.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Modify or waive the minimum investment and minimum account balance requirement.
- Reject any purchase order for any reason.

The Board of Trustees of the Trust has not adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares in light of the nature and high quality of the Funds' investments. As stated, however, each Fund reserves the right to refuse a purchase or exchange order, and may do so, for example, if management of the Trust believes that the transaction may not be in the best interests of the Fund. The Trust and Goldman Sachs will not be liable for any loss resulting from rejected purchase or exchange orders. In addition, restrictions on frequent transactions may apply with respect to other investment portfolios of the Trust.

Generally, the Funds will not allow non-U.S. citizens and certain U.S. citizens residing outside the United States to open an account directly with the Funds.

The Funds may allow Service Organizations to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

The minimum investment requirement may be waived for current and former officers, partners, directors or employees of Goldman Sachs or any of its affiliates.

Customer Identification Program. Federal law requires the Funds to obtain, verify and record identifying information, which may include the name, residential or business street address, date of birth (for an individual), Social Security Number or taxpayer identification number or other identifying information, for each investor who opens an account with the Funds. Applications without the required information, or (where applicable) without an indication that a Social Security Number or taxpayer identification number has been applied for, may not be accepted by the Funds. After accepting an application, to the extent permitted by applicable law or their customer identification program, the Funds reserve the right to: (i) place limits on transactions in any account until the identity of the investor is verified; (ii) refuse an investment in the Funds; or (iii) involuntarily redeem an investor's shares and close an account in the event that the Funds are unable to verify an investor's identity. The Funds and their agents will not be responsible for any loss in an investor's account resulting from the investor's delay in providing all required identifying information or from closing an account and redeeming an investor's shares pursuant to the customer identification program.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Preferred Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$\text{NAV} = \frac{(\text{Value of Assets of the Class}) - (\text{Liabilities of the Class})}{\text{Number of Outstanding Shares of the Class}}$$

Fund	NAV Calculated
Treasury Instruments, Federal and Tax-Free Money Market	As of the close of regular trading of the New York Stock Exchange (normally 4:00 p.m. New York time or such later time as the New York Stock Exchange or the NASDAQ market may officially close) on each business day
Prime Obligations, Money Market, Treasury Obligations and Government	As of 5:00 p.m. New York time on each business day

- NAV per share of each class is generally calculated by the accounting agent on each business day. Fund shares will be priced on any day the New York Stock Exchange is open, except for days on which Chicago, Boston or New York banks are closed for local holidays.
- On any business day when the Bond Market Association (''BMA'') recommends that the securities markets close early, each Fund reserves the right to close at or prior to the BMA recommended closing time. If a Fund does so, it will cease granting same business day credit for purchase and redemption orders received after the Fund's closing time and credit will be given to the next business day.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open one or more Funds for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

To help each Fund maintain its $1.00 constant share price, portfolio securities are valued at amortized cost in accordance with SEC regulations. Amortized cost will normally approximate market value. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

HOW TO SELL SHARES

How Can I Sell Preferred Shares Of The Funds?

Generally, Preferred Shares may be sold (redeemed) only through Service Organizations. Customers of a Service Organization will normally give their redemption instructions to the Service Organization, and the Service Organization will, in turn, place redemption orders with the Funds. **Generally, each Fund will redeem its Preferred Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** Redemption proceeds may be sent to recordholders by check or by wire (if the wire instructions are on record).

A Service Organization may request redemptions in writing or by telephone if the optional telephone redemption privilege is elected on the Account Application.

By Writing:	Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you have elected the telephone redemption privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Certain Service Organizations are authorized to accept redemption requests on behalf of the Funds as described under ''What Do I Need To Know About Service Organizations?'' A redemption may also be made with respect to certain Funds by means of the check redemption privilege described in the Additional Statement.

When Do I Need A Medallion Signature Guarantee To Redeem Shares?

A signature guarantee may be required if:

- You would like the redemption proceeds sent to an address that is not your address of record; or
- You would like to change your current bank designation.

Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.

A signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee. Additional documentation may be required for executors, trustees or corporations or when deemed appropriate by the Transfer Agent.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the

Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

When Will Redemption Proceeds Be Wired?

Redemption proceeds will normally be wired to the domestic bank account designated on a Service Organization's Account Application as follows:

Redemption Request Received	Redemption Proceeds	Dividends
Treasury Instruments and Federal Funds:		
■ By 3:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 3:00 p.m. New York time	Wired next business day	Earned on day request is received
Prime Obligations, Money Market, Treasury Obligations and Government Funds:		
■ By 5:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 5:00 p.m. New York time	Wired next business day	Earned on day request is received
Tax-Free Money Market Fund:		
■ By 1:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 1:00 p.m. New York time	Wired next business day	Earned on day request is received

- Although redemption proceeds will normally be wired as described above, under certain circumstances, (i) redemption proceeds may be paid the next business day following receipt of a properly executed wire transfer redemption request (or up to three business days later with respect to the Tax-Free Money Market Fund) and (ii) redemption requests or payments may be postponed or suspended as permitted pursuant to Section 22(e) of the Act. Generally, under that section, redemption requests or payments may be postponed or suspended if (i) the New

York Stock Exchange is closed for trading or trading is restricted; (ii) an emergency exists which makes the disposal of securities owned by a Fund or the fair determination of the value of the Fund's net assets not reasonably practicable; or (iii) the SEC by order permits the suspension of the right of redemption. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.

- Neither the Trust nor Goldman Sachs assumes any responsibility for the performance of intermediaries or your Service Organization in the transfer process. If a problem with such performance arises, you should deal directly with such intermediaries or Service Organizations.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Service Organizations are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, Service Organizations may set times by which they must receive redemption requests. Service Organizations may also require additional documentation from you.

The Trust reserves the right to:

- Redeem the Preferred Shares of any Service Organization whose account balance falls below the required Fund minimum as a result of a redemption. The Fund will give 60 days' prior written notice to allow a Service Organization to purchase sufficient additional shares of the Fund in order to avoid such redemption. Different rules may apply to investors who have established brokerage accounts with Goldman Sachs in accordance with the terms and conditions of their account agreements.
- Redeem shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to a Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at the

NAV on the day of reinvestment in additional Preferred Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

A Service Organization may exchange Preferred Shares of a Fund at NAV for shares of the corresponding class of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ The recordholder name(s) and signature(s) ■ The account number ■ The Fund names and Class of Shares ■ The dollar amount to be exchanged ■ Mail the request to: Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund or the entire balance of the original Fund account should be exchanged, except that this requirement may be waived at the discretion of the Trust.
- Telephone exchanges normally will be made only to an identically registered account.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

What Types Of Reports Will I Be Sent Regarding Investments In Preferred Shares?

You will receive an annual report containing audited financial statements and a semi-annual report. To eliminate unnecessary duplication, only one copy of such reports will be sent to shareholders with the same mailing address. If you would like a duplicate copy to be mailed to you, please contact Goldman Sachs Funds at 1-800-621-2550. The Funds do not generally provide sub-accounting services.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions.

Taxes on Distributions: Each Fund contemplates declaring as dividends each year all or substantially all of its net investment income. Fund distributions of investment income are generally taxable as ordinary income for federal tax purposes, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. To the extent that Fund distributions are attributable to interest on certain federal obligations or interest on obligations of your state of residence or its municipalities or authorities, they will in most cases be exempt from state and local income taxes. Distributions from the Tax-Exempt Funds that are designated as ‘‘exempt interest dividends’’ are generally not subject to federal income tax. Distributions of short-term capital gains are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. The Funds will inform shareholders of the character and tax status of all distributions promptly after the close of each calendar year.

You should note that a portion of the exempt-interest dividends paid by the Tax-Exempt Funds may be a preference item when determining your federal alternative minimum tax liability. Exempt-interest dividends are also taken into account in determining the taxable portion of social security or railroad retirement benefits. Any interest on indebtedness incurred by you to purchase or carry shares in the Tax-Exempt Funds generally will not be deductible for federal income tax purposes.

Other Information: When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold 28% of your taxable distributions and any redemption

proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so.

Distributions made by the Funds to non-U.S. investors between January 1, 2005 and December 31, 2007 will generally not be subject to U.S. withholding tax. In addition, Fund shares held by non-U.S. decedents will generally not be subject to U.S. estate tax for deaths occurring after December 31, 2004 and before January 1, 2008.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental policies and investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs. A Fund may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objective and policies.

U.S. Treasury Obligations and U.S. Government Securities. U.S. Treasury Obligations include securities issued or guaranteed by the U.S. Treasury (''U.S. Treasury Obligations''). Payment of principal and interest on these obligations is backed by the full faith and credit of the U.S. government. U.S. Treasury Obligations include, among other things, the separately traded principal and interest components of securities guaranteed or issued by the U.S. Treasury if such components are traded independently under the Separate Trading of Registered Interest and Principal of Securities program (''STRIPS'').

U.S. Government Securities are obligations issued or guaranteed by U.S. government agencies, authorities, instrumentalities or sponsored enterprises (''U.S. Government Securities''). Unlike U.S. Treasury Obligations, U.S. Government Securities can be supported by either (a) the full faith and credit of the U.S. Treasury (such as the Government National Mortgage Association (''Ginnie Mae'')); (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer.

U.S. Government Securities are deemed to include (a) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government, its agencies, authorities or instrumentalities; and (b) participations in loans made to foreign governments or their agencies that are so guaranteed. Certain of these participations may be regarded as illiquid. U.S. Government Securities also include zero coupon bonds.

Some Funds invest in U.S. Treasury Obligations and certain U.S. Government Securities the interest from which is generally exempt from state income taxation. Securities generally eligible for this exemption include those issued by the U.S. Treasury and certain agencies, authorities or instrumentalities of the U.S. government, including the Federal Home Loan Banks, Federal Farm Credit Banks and Tennessee Valley Authority.

U.S. Government Securities have historically involved little risk of loss of principal if held to maturity. However, no assurance can be given that the U.S. government will provide financial support to U.S. government agencies, authorities, instrumentalities or sponsored enterprises if it is not obligated to do so by law.

Bank Obligations. Bank obligations include certificates of deposit, commercial paper, unsecured bank promissory notes, bankers' acceptances, time deposits and other debt obligations. Certain Funds may invest in obligations issued or backed by U.S. banks when a bank has more than $1 billion in total assets at the time of purchase or is a branch or subsidiary of such a bank. In addition, certain Funds may invest in U.S. dollar-denominated obligations issued or guaranteed by foreign banks that have more than $1 billion in total assets at the time of purchase, U.S. branches of such foreign banks (Yankee obligations), foreign branches of such foreign banks and foreign branches of U.S. banks having more than $1 billion in total assets at the time of purchase. Bank obligations may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligation or by government regulation.

If a Fund invests more than 25% of its total assets in bank obligations (whether foreign or domestic), it may be especially affected by favorable and adverse developments in or related to the banking industry. The activities of U.S. and most foreign banks are subject to comprehensive regulations which, in the case of U.S. regulations, have undergone substantial changes in the past decade. The enactment of new legislation or regulations, as well as changes in interpretation and enforcement of current laws, may affect the manner of operations and profitability of domestic and foreign banks. Significant developments in the U.S. banking industry have included increased competition from other types of financial institutions, increased acquisition activity and geographic expansion. Banks may be particularly susceptible to certain economic factors, such as interest rate changes and adverse developments in the real estate markets. Fiscal and monetary policy and general economic cycles can affect the availability and cost of funds, loan demand and asset quality and thereby impact the earnings and financial conditions of banks.

Commercial Paper. A Fund may invest in commercial paper, including variable amount master demand notes and asset-backed commercial paper. Commercial paper normally represents short-term unsecured promissory notes issued in bearer form by banks or bank holding companies, corporations, finance companies and other issuers. The commercial paper purchased by a Fund consists of direct U.S.

dollar-denominated obligations of domestic or, in the case of certain Funds, foreign issuers. Asset-backed commercial paper is issued by a special purpose entity that is organized to issue the commercial paper and to purchase trade receivables or other financial assets. The credit quality of asset-backed commercial paper depends primarily on the quality of these assets and the level of any additional credit support.

Short-Term Obligations. A Fund may invest in other short-term obligations, including short-term funding agreements payable in U.S. dollars and issued or guaranteed by U.S. corporations, foreign corporations or other entities. A funding agreement is a contract between an issuer and a purchaser that obligates the issuer to pay a guaranteed rate of interest on a principal sum deposited by the purchaser. Funding agreements will also guarantee a stream of payments over time. A funding agreement has a fixed maturity date and may have either a fixed or variable interest rate that is based on an index and guaranteed for a set time period. Because there is normally no secondary market for these investments, funding agreements purchased by a Fund may be regarded as illiquid.

Repurchase Agreements. Certain Funds may enter into repurchase agreements with securities dealers and banks. Repurchase agreements are similar to collateralized loans, but are structured as a purchase of securities by a Fund, subject to the seller's agreement to repurchase the securities at a mutually agreed upon date and price. The difference between the original purchase price and the repurchase price is normally based on prevailing short-term interest rates. Under a repurchase agreement, the seller is required to furnish collateral at least equal in value or market price to the amount of the seller's repurchase obligation.

If the seller under a repurchase agreement defaults, a Fund could suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's cost associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy or insolvency proceedings concerning the seller, a Fund could suffer additional losses if the collateral held by the Fund is subject to a court ''stay'' that prevents the Fund from promptly selling the collateral. If this occurs, the Fund will bear the risk that the value of the collateral will decline below the repurchase price. Furthermore, a Fund could experience a loss if a court determines that the Fund's interest in the collateral is not enforceable.

In evaluating whether to enter into a repurchase agreement, the Investment Adviser will carefully consider the creditworthiness of the seller. Distributions of the income from repurchase agreements will be taxable to a Fund's shareholders. In addition, certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Asset-Backed and Receivables-Backed Securities. Certain Funds may invest in asset-backed and receivables-backed securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, mortgages, installment contracts and personal property. Asset-backed and receivables-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed and receivables-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. In addition, securities that are backed by credit card, automobile and similar types of receivables generally do not have the benefit of a security interest in collateral that is comparable in quality to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligation, there is the possibility that, in some cases, a Fund will be unable to possess and sell the underlying collateral and that a Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Foreign Government Obligations and Related Foreign Risks. Certain Funds may invest in foreign government obligations. Foreign government obligations that the Funds invest in are U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government or other entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of NRSROs.

Investments by a Fund in foreign securities, whether issued by a foreign government, bank, corporation or other issuer, may present a greater degree of risk than investments in securities of domestic issuers because of less publicly-available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities, and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks. The legal remedies for investors may be more limited than the remedies available in the United States. In addition, changes in the exchange rate of a foreign currency relative to the U.S. dollar (e.g., weakening of the currency against the U.S. dollar) may adversely affect the ability of a foreign issuer to pay interest and repay principal on an obligation.

Municipal Obligations. Certain Funds may invest in municipal obligations. Municipal obligations are issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia. Municipal obligations in which a Fund may invest include fixed rate notes and similar debt instruments; variable and floating rate demand instruments; tax-exempt commercial paper; municipal bonds; and unrated notes, paper, bonds or other instruments.

Municipal Notes and Bonds. Municipal notes include tax anticipation notes (''TANs''), revenue anticipation notes (''RANs''), bond anticipation notes (''BANs''), tax and revenue anticipation notes (''TRANs'') and construction loan notes. Municipal bonds include general obligation bonds and revenue bonds. General obligation bonds are backed by the taxing power of the issuing municipality and are considered the safest type of municipal obligation. Revenue bonds are backed by the revenues of a project or facility such as the tolls from a toll bridge. Revenue bonds also include lease rental revenue bonds which are issued by a state or local authority for capital projects and are secured by annual lease payments from the state or locality sufficient to cover debt service on the authority's obligations. Industrial development bonds (''private activity bonds'') are a specific type of revenue bond backed by the credit and security of a private user and, therefore, have more potential risk. Municipal bonds may be issued in a variety of forms, including commercial paper, tender option bonds and variable and floating rate securities.

Tender Option Bonds. A tender option bond is a municipal obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term, tax-exempt rates. The bond is typically issued in conjunction with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which the institution grants the security holder the option, at periodic intervals, to tender its securities to the institution. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the bond's fixed coupon rate and the rate, as determined by a remarketing or similar agent, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. An institution will normally not be obligated to accept tendered bonds in the event of certain defaults or a significant downgrading in the credit rating assigned to the issuer of the bond. The tender option will be taken into account in determining the maturity of the tender option bonds and a Fund's average portfolio maturity. There is a risk that a Fund will not be considered the owner of a tender option bond for federal income tax purposes, and thus will not be entitled to treat such interest as exempt from federal income tax. Certain tender

option bonds may be illiquid or may become illiquid as a result of a credit rating downgrade, a payment default or a disqualification from tax-exempt status.

Revenue Anticipation Warrants. Revenue Anticipation Warrants (''RAWs'') are issued in anticipation of the issuer's receipt of revenues and present the risk that such revenues will be insufficient to satisfy the issuer's payment obligations. The entire amount of principal and interest on RAWs is due at maturity. RAWs, including those with a maturity of more than 397 days, may also be repackaged as instruments which include a demand feature that permits the holder to sell the RAWs to a bank or other financial institution at a purchase price equal to par plus accrued interest on each interest rate reset date.

Industrial Development Bonds. Certain Funds may invest in industrial development bonds (private activity bonds). Industrial development bonds are a specific type of revenue bond backed by the credit and security of a private user, the interest from which would be an item of tax preference when distributed by a Fund as ''exempt-interest dividends'' to shareholders under the AMT.

Other Municipal Obligation Policies. Certain Funds may invest 25% or more of the value of their respective total assets in municipal obligations which are related in such a way that an economic, business or political development or change affecting one municipal obligation would also affect the other municipal obligation. For example, a Fund may invest all of its assets in (a) municipal obligations the interest of which is paid solely from revenues from similar projects such as hospitals, electric utility systems, multi-family housing, nursing homes, commercial facilities (including hotels), steel companies or life care facilities; (b) municipal obligations whose issuers are in the same state; or (c) industrial development obligations. Concentration of a Fund's investments in these municipal obligations will subject the Fund, to a greater extent than if such investment was not so concentrated, to the risks of adverse economic, business or political developments affecting the particular state, industry or other area of concentration.

Municipal obligations may also include municipal leases, certificates of participation and ''moral obligation'' bonds. A municipal lease is an obligation issued by a state or local government to acquire equipment or facilities. Certificates of participation represent interests in municipal leases or other instruments, such as installment contracts. Moral obligation bonds are supported by the moral commitment but not the legal obligation of a state or municipality. Municipal leases, certificates of participation and moral obligation bonds present the risk that the state or municipality involved will not appropriate the monies to meet scheduled payments under these instruments.

Municipal obligations may be backed by letters of credit or other forms of credit enhancement issued by domestic banks or foreign banks which have a branch, agency or subsidiary in the United States or by other financial institutions such as insurance companies which may issue insurance policies with respect to municipal

obligations. The credit quality of these banks, insurance companies and other financial institutions could, therefore, cause a loss to a Fund that invests in municipal obligations. Letters of credit and other obligations of foreign banks and financial institutions may involve risks in addition to those of domestic obligations because of less publicly available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks.

In order to enhance the liquidity, stability or quality of a municipal obligation, a Fund may acquire the right to sell the obligation to another party at a guaranteed price and date.

Custodial Receipts. Certain Funds may invest in custodial receipts representing interests in U.S. Government Securities, municipal obligations or other debt instruments held by a custodian or trustee. Custodial receipts evidence ownership of future interest payments, principal payments or both on notes or bonds issued or guaranteed as to principal or interest by the U.S. government, its agencies, instrumentalities, political subdivisions or authorities, or by a state or local governmental body or authority, or by other types of issuers. For certain securities law purposes, custodial receipts are not considered obligations of the underlying issuers. In addition, if for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account.

Other Investment Companies. A Fund may invest in securities of other investment companies subject to statutory limitations prescribed by the Act. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund’s total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Such other investment companies will have investment objectives, policies and restrictions substantially similar to those of the acquiring Fund and will be subject to substantially the same risks. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money

market funds for which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Floating and Variable Rate Obligations. The Funds may purchase floating and variable rate obligations. The value of these obligations is generally more stable than that of a fixed rate obligation in response to changes in interest rate levels. Subject to the conditions for using amortized cost valuation under the Act, a Fund may consider the maturity of a variable or floating rate obligation to be shorter than its ultimate stated maturity if the obligation is a U.S. Treasury Obligation or U.S. Government Security, if the obligation has a remaining maturity of 397 calendar days or less, or if the obligation has a demand feature that permits the Fund to receive payment at any time or at specified intervals not exceeding 397 calendar days. The issuers or financial intermediaries providing demand features may support their ability to purchase the obligations by obtaining credit with liquidity supports. These may include lines of credit, which are conditional commitments to lend, and letters of credit, which will ordinarily be irrevocable, both of which may be issued by domestic banks or foreign banks. A Fund may purchase variable or floating rate obligations from the issuers or may purchase certificates of participation, a type of floating or variable rate obligation, which are interests in a pool of debt obligations held by a bank or other financial institution.

When-Issued Securities and Forward Commitments. The Funds may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price and yield to a Fund at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Illiquid Securities. Each Fund may invest up to 10% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain municipal leases and participation interests
- Certain stripped mortgage-backed securities

- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933.

Investing in restricted securities may decrease the liquidity of a Fund's portfolio.

Borrowings. Each Fund may borrow up to 33 1/3% of its total assets from banks for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its net assets. For more information, see the Additional Statement.

Downgraded Securities. After its purchase, a portfolio security may be assigned a lower rating or cease to be rated. If this occurs, a Fund may continue to hold the security if the Investment Adviser believes it is in the best interest of the Fund and its shareholders.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). This information has been audited by PricewaterhouseCoopers LLP, whose report, along with a Fund's financial statements, is included in the Fund's annual report (available upon request).

PRIME OBLIGATIONS FUND

	FST Preferred Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.011	0.010	0.02	0.04	0.06
Distributions to shareholders	(0.011)	(0.010)	(0.02)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.15%	0.96%	1.65%	4.05%	6.34%
Net assets, end of year (in 000's)	$1,412,563	$1,427,970	$2,352,326	$1,003,414	$454,883
Ratio of net expenses to average net assets	0.28%	0.28%	0.28%	0.28%	0.28%
Ratio of net investment income to average net assets	1.13%	0.96%	1.60%	3.72%	6.21%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.32%	0.32%	0.32%	0.33%	0.32%
Ratio of net investment income to average net assets	1.09%	0.92%	1.56%	3.67%	6.17%

See page 62 for all footnotes.

MONEY MARKET FUND

	FST Preferred Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.012	0.010	0.02	0.04	0.06
Distributions to shareholders	(0.012)	(0.010)	(0.02)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.16%	0.96%	1.65%	4.06%	6.34%
Net assets, end of year (in 000's)	$70,246	$113,299	$176,679	$194,015	$163,779
Ratio of net expenses to average net assets	0.28%	0.28%	0.28%	0.28%	0.28%
Ratio of net investment income to average net assets	1.14%	0.98%	1.62%	4.22%	6.11%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.32%	0.32%	0.32%	0.33%	0.32%
Ratio of net investment income to average net assets	1.10%	0.94%	1.58%	4.17%	6.07%

See page 62 for all footnotes.

TREASURY OBLIGATIONS FUND

	FST Preferred Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.010	0.009	0.02	0.04	0.06
Distributions to shareholders	(0.010)	(0.009)	(0.02)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.04%	0.86%	1.55%	3.76%	6.08%
Net assets, end of year (in 000's)	$493,548	$501,231	$838,498	$205,440	$271,388
Ratio of net expenses to average net assets	0.30%	0.30%	0.30%	0.30%	0.28%
Ratio of net investment income to average net assets	1.04%	0.82%	1.44%	4.06%	5.95%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.32%	0.32%	0.32%	0.33%	0.33%
Ratio of net investment income to average net assets	1.02%	0.80%	1.42%	4.03%	5.90%

See page 62 for all footnotes.

TREASURY INSTRUMENTS FUND

	FST Preferred Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.010	0.008	0.01	0.04	0.06
Distributions to shareholders	(0.010)	(0.008)	(0.01)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.98%	0.79%	1.47%	3.68%	5.79%
Net assets, end of year (in 000's)	$372,946	$ 8,053	$28,674	$50,561	$2,380
Ratio of net expenses to average net assets	0.30%	0.30%	0.30%	0.30%	0.28%
Ratio of net investment income to average net assets	1.26%	0.77%	1.39%	3.32%	5.67%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.34%	0.35%	0.35%	0.36%	0.38%
Ratio of net investment income to average net assets	1.22%	0.72%	1.34%	3.26%	5.57%

See page 62 for all footnotes.

GOVERNMENT FUND

	FST Preferred Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.011	0.009	0.02	0.04	0.06
Distributions to shareholders	(0.011)	(0.009)	(0.02)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.13%	0.94%	1.59%	3.98%	6.21%
Net assets, end of year (in 000's)	$630,711	$433,695	$990,048	$850,943	$361,111
Ratio of net expenses to average net assets	0.28%	0.28%	0.28%	0.28%	0.28%
Ratio of net investment income to average net assets	1.15%	0.96%	1.58%	3.68%	6.19%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.32%	0.32%	0.32%	0.34%	0.33%
Ratio of net investment income to average net assets	1.11%	0.92%	1.54%	3.62%	6.14%

See page 62 for all footnotes.

FEDERAL FUND

	FST Preferred Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.011	0.009	0.02	0.04	0.06
Distributions to shareholders	(0.011)	(0.009)	(0.02)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.08%	0.90%	1.55%	3.95%	6.16%
Net assets, end of year (in 000's)	$41,311	$108,637	$121,744	$126,915	$145,000
Ratio of net expenses to average net assets	0.30%	0.30%	0.30%	0.30%	0.30%
Ratio of net investment income to average net assets	1.03%	0.87%	1.54%	3.76%	5.93%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.32%	0.32%	0.32%	0.32%	0.32%
Ratio of net investment income to average net assets	1.01%	0.85%	1.52%	3.74%	5.90%

See page 62 for all footnotes.

TAX-FREE MONEY MARKET FUND

	FST Preferred Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.009	0.008	0.01	0.02	0.04
Distributions to shareholders	(0.009)	(0.008)	(0.01)	(0.02)	(0.04)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.94%	0.79%	1.20%	2.50%	3.85%
Net assets, end of year (in 000's)	$186,208	$204,104	$177,825	$17,722	$18,568
Ratio of net expenses to average net assets	0.28%	0.28%	0.28%	0.28%	0.28%
Ratio of net investment income to average net assets	0.94%	0.79%	1.20%	2.45%	3.81%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.32%	0.32%	0.32%	0.33%	0.33%
Ratio of net investment income to average net assets	0.90%	0.75%	1.16%	2.40%	3.76%

See page 62 for all footnotes.

Footnotes:

a Calculated based on the average shares outstanding methodology.

b Assumes reinvestment of all distributions. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions.


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Index

Financial Square Funds

Prospectus (FST Preferred Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550. You can also access and download the annual and semi-annual reports and the Additional Statement at the Funds' website: http://www.gs.com/funds.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-621-2550
- By mail: Goldman Sachs Funds, P.O. Box 06050
Chicago, IL 60606-6306
- By e-mail: gs-funds@gs.com
- On the Internet: SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs

Asset
Management

FSPROPRMM

Prospectus

FST Capital Shares

April 29, 2005

GOLDMAN SACHS FINANCIAL SQUARE FUNDS[SM]



- Prime Obligations Fund
- Money Market Fund
- Treasury Obligations Fund
- Treasury Instruments Fund
- Government Fund
- Federal Fund
- Tax-Free Money Market Fund

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH A FUND SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN A FUND.


Goldman
Sachs

Asset Management

General Investment Management Approach

Goldman Sachs Asset Management, L.P. (''GSAM®'') serves as Investment Adviser to the Financial Square Funds (the ''Funds''). GSAM is referred to in this Prospectus as the ''Investment Adviser.''

Goldman Sachs' Money Market Investment Philosophy:

The Money Market Funds are managed to seek preservation of capital, daily liquidity and maximum current income. With each Fund, the Investment Adviser follows a conservative, risk-managed investment process that seeks to:

- Manage credit risk
- Manage interest rate risk
- Manage liquidity

Since 1981, the Investment Adviser has actively managed the Goldman Sachs Money Market Funds to provide investors with the greatest possible preservation of principal and income potential.

INVESTMENT PROCESS

1. Managing Credit Risk

The Investment Adviser's process for managing risk emphasizes:

- ***Intensive research***—The Credit Department, a separate operating entity of Goldman, Sachs & Co. (''Goldman Sachs''), approves all money market fund eligible securities for the Funds. Sources for the Credit Department's analysis include third-party inputs, such as financial statements and media sources, ratings releases and company meetings, as well as the Investment Research, Legal and Compliance departments of Goldman Sachs.
- ***Timely updates***—A Credit Department-approved list of securities is continuously communicated on a ''real-time'' basis to the portfolio management team via computer link.

The Result: An ''approved'' list of high-quality credits—The Investment Adviser's portfolio management team uses this approved list to construct portfolios which offer the best available risk-return tradeoff within the ''approved'' credit universe.

2. Managing Interest Rate Risk

Three main steps are followed in seeking to manage interest rate risk:

- ***Establish weighted average maturity (''WAM'') target***—WAM (the weighted average time until the yield of a portfolio reflects any changes in the current interest rate environment) is constantly revisited and adjusted as market conditions change. An overall strategy is developed by the portfolio management team based on insights gained from weekly meetings with both Goldman Sachs economists and economists from outside the firm.
- ***Implement optimum portfolio structure***—Proprietary models that seek the optimum balance of risk and return, in conjunction with the Investment Adviser's analysis of factors such as market events, short-term interest rates and each Fund's asset volatility, are used to identify the most effective portfolio structure.
- ***Conduct rigorous analysis of new securities***—The Investment Adviser's five-step process includes legal, credit, historical index and liquidity analysis, as well as price stress testing to determine suitability for money market mutual funds.

3. Managing Liquidity

Factors that the Investment Adviser's portfolio managers continuously monitor and that affect liquidity of a money market portfolio include:

- Each Fund's investors and factors that influence their asset volatility;
- Technical events that influence the trading range of federal funds and other short-term fixed-income markets; and
- Bid-ask spreads associated with securities in the portfolios.

Benchmarks for the Money Market Funds are the **iMoneyNet, Inc. Indices.** Each Fund uses the iMoneyNet Index which best corresponds to the Fund's eligible investments.

References in this Prospectus to a Fund's benchmark are for informational purposes only, and unless otherwise noted are not an indication of how a particular Fund is managed.

- ***The Funds:*** Each Fund's securities are valued by the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940, as amended (the ''Act''). Under Rule 2a-7, each Fund may invest only in U.S. dollar-denominated securities that are determined to present minimal credit risk and meet certain other criteria, including conditions relating to maturity, diversification and credit quality. These operating policies may be more restrictive than the fundamental policies set forth in the Statement of Additional Information (the ''Additional Statement'').
  - ***Taxable Funds:*** Prime Obligations, Money Market, Treasury Obligations and Government Funds.
  - ***Tax-Advantaged Funds:*** Treasury Instruments and Federal Funds.
  - ***Tax-Exempt Fund:*** Tax-Free Money Market Fund.
- ***The Investors:*** The Funds are designed for institutional investors seeking a high rate of return, a stable net asset value (''NAV'') and convenient liquidation privileges. The Funds are particularly suitable for banks, corporations and other financial institutions that seek investment of short-term funds for their own accounts or for the accounts of their customers. Shares of the Government Fund are intended to qualify as eligible investments for federally chartered credit unions pursuant to Sections 107(7), 107(8) and 107(15) of the Federal Credit Union Act, Part 703 of the National Credit Union Administration (''NCUA'') Rules and Regulations and NCUA Letter Number 155. The Fund intends to review changes in the applicable laws, rules and regulations governing eligible investments for federally chartered credit unions, and to take such action as may be necessary so that the investments of the Fund qualify as eligible investments under the Federal Credit Union Act and the regulations thereunder. Shares of the Government Fund, however, may or may not qualify as eligible investments for particular state-chartered credit unions. A state-chartered credit union should consult qualified legal counsel to determine whether the Government Fund is a permissible investment under the law applicable to it.
- ***NAV:*** Each Fund seeks to maintain a stable NAV of $1.00 per share. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.
- ***Maximum Remaining Maturity of Portfolio Investments:*** 13 months (as determined pursuant to Rule 2a-7) at the time of purchase.
- ***Dollar-Weighted Average Portfolio Maturity:*** Not more than 90 days (as required by Rule 2a-7).

- ***Investment Restrictions:*** Each Fund is subject to certain investment restrictions that are described in detail under ''Investment Restrictions'' in the Additional Statement. Fundamental investment restrictions of a Fund cannot be changed without approval of a majority of the outstanding shares of that Fund. The Treasury Obligations Fund's policy of limiting its investments to U.S. Treasury Obligations (as defined in Appendix A) and related repurchase agreements is also fundamental. All investment objectives and policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval.
- ***Diversification:*** Diversification can help a Fund reduce the risks of investing. In accordance with current regulations of the Securities and Exchange Commission (the ''SEC''), each Fund may not invest more than 5% of the value of its total assets at the time of purchase in the securities of any single issuer. However, a Fund may invest up to 25% of the value of its total assets in the securities of a single issuer for up to three business days. These limitations do not apply to cash, certain repurchase agreements, U.S. Government Securities (as defined in Appendix A) or securities of other investment companies. In addition, securities subject to certain unconditional guarantees are subject to different diversification requirements as described in the Additional Statement.

Fund Investment Objectives and Strategies

INVESTMENT OBJECTIVES

The Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government, Federal and Tax-Free Money Market Funds seek to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity by investing exclusively in high quality money market instruments.

Taxable and Tax-Advantaged Funds: The Prime Obligations and Money Market Funds pursue their investment objectives by investing in U.S. Government Securities, obligations of U.S. banks, commercial paper and other short-term obligations of U.S. companies, states, municipalities and other entities and repurchase agreements. The Money Market Fund may also invest in U.S. dollar-denominated obligations of foreign banks, foreign companies and foreign governments. The Treasury Obligations Fund pursues its investment objective by investing only in securities issued by the U.S. Treasury and repurchase agreements relating to such securities. The Government Fund pursues its investment objective by investing, directly or indirectly, only in U.S. Government Securities and repurchase agreements relating to such securities. The Treasury Instruments and Federal Funds pursue their investment objectives by limiting their investments only to certain U.S. Treasury Obligations and U.S. Government Securities, respectively, the interest from which is generally exempt from state income taxation. You should consult your tax adviser to determine whether distributions from the Treasury Instruments and Federal Funds (and any other Fund that may hold such obligations) derived from interest on such obligations are exempt from state income taxation in your own state.

In order to obtain a rating from a rating organization, the Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government and Federal Funds will observe special investment restrictions.

Tax-Exempt Fund: The Tax-Free Money Market Fund pursues its investment objective by investing in securities issued by or on behalf of states, territories, and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia, the interest from which, if any, is in the opinion of bond counsel excluded from gross income for federal income tax purposes, and generally not an item of tax preference under the federal alternative minimum tax (''AMT'').

PRINCIPAL INVESTMENT STRATEGIES

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual and semi-annual reports. For more information see Appendix A. The Funds publish their complete portfolio holdings on their website (http://www.gs.com/funds). The Prime Obligations and Money Market Funds publish their holdings as of the end of each month subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. The other Funds publish their holdings as of the end of each calendar quarter subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. This information will be available on the website until the date on which a Fund files its next quarterly portfolio holdings report on Form N-CSR or Form N-Q with the SEC. In addition, a description of the Funds' policies and procedures with respect to the disclosure of a Fund's portfolio securities is available in the Funds' Additional Statement.

Investment Policies Matrix

Fund	U.S. Treasury Obligations	U.S. Government Securities	Bank Obligations	Commercial Paper
Prime Obligations	■[1]	■	■ U.S. banks only[2]	■
Money Market	■[1]	■	■ Over 25% of total assets must be invested in U.S. and foreign (US$) banks[3]	■ U.S. and foreign (US$) commercial paper
Treasury Obligations	■[4]			
Treasury Instruments	■[4]			
Government	■[1]	■		
Federal	■[1]	■		
Tax-Free Money Market				■ Tax-exempt only

Note: See Appendix A for a description of, and certain criteria applicable to, each of these categories of investments.

[1] *Issued or guaranteed by the U.S. Treasury.*
[2] *Including foreign branches of U.S. banks.*
[3] *If adverse economic conditions prevail in the banking industry (such as substantial losses on loans, increases in non-performing assets and charge-offs and declines in total deposits) the Fund may, for temporary defensive purposes, invest less than 25% of its total assets in bank obligations.*
[4] *Issued by the U.S. Treasury.*
[5] *To the extent required by Rule 2a-7, asset-backed and receivables-backed securities will be rated by the requisite number of nationally recognized statistical rating organizations (''NRSROs'').*
[6] *The Money Market Fund may invest in U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government. The Fund may also invest in U.S. dollar-denominated obligations issued or guaranteed by any entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of NRSROs. The Fund may not invest more than 25% of its total assets in the securities of any one foreign government.*

Short-Term Obligations of Corporations and Other Entities	Repurchase Agreements	Asset-Backed and Receivables-Backed Securities[5]	Foreign Government Obligations (US$)
■ U.S. entities only	■	■	
■ U.S. and foreign (US$) entities	■	■	■[6]
	■		
	■		
	■ (Does not intend to invest)		

Investment Policies Matrix continued

Fund	Municipals	Custodial Receipts	Unrated Securities[9]	Investment Companies
Prime Obligations	■[7]	■	■	■ Up to 10% of total assets in other investment companies
Money Market	■[7]	■	■	■ Up to 10% of total assets in other investment companies
Treasury Obligations				
Treasury Instruments				
Government				■ Up to 10% of total assets in other investment companies
Federal				
Tax-Free Money Market	■ At least 80% of net assets in tax-exempt municipal obligations (except in extraordinary circumstances)[8]	■	■	■ Up to 10% of total assets in other investment companies

Note: See Appendix A for a description of, and certain criteria applicable to, each of these categories of investments.

[7] *Will only make such investments when yields on such securities are attractive compared to other taxable investments.*

[8] *Ordinarily expect that 100% of the Fund's assets will be invested in municipal obligations, but the Fund may, for temporary defensive purposes, hold cash or invest in short-term taxable securities.*

[9] *To the extent permitted by Rule 2a-7, securities without short-term ratings may be purchased if they are deemed to be of comparable quality to First Tier Securities. In addition, a Fund holding a security supported by a guarantee or demand feature may rely on the credit quality of the guarantee or demand feature in determining the credit quality of the investment.*

Private Activity Bonds	Credit Quality[9]	Summary of Taxation for Distributions[13]	Miscellaneous
■	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
■	First Tier[12]	Taxable federal and state[14]	May invest in obligations of the International Bank for Reconstruction and Development. Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and generally exempt from state taxation	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and generally exempt from state taxation	Under extraordinary circumstances, may hold cash, U.S. Government Securities subject to state taxation or cash equivalents. Reverse repurchase agreements not permitted.
■ Does not intend to invest if subject to AMT[10,11]	First Tier[12]	Tax-exempt federal and taxable state[15]	May (but does not currently intend to) invest up to 20% of net assets in securities subject to AMT and may temporarily invest in the taxable money market instruments described herein. Reverse repurchase agreements not permitted.

[10] *If such policy should change, private activity bonds subject to AMT would not exceed 20% of the Fund's net assets under normal market conditions.*

[11] *No more than 25% of the value of the Fund's total assets may be invested in industrial development bonds or similar obligations where the non-governmental entities supplying the revenues from which such bonds or obligations are to be paid are in the same industry.*

[12] *First Tier Securities are (a) rated in the highest short-term rating category by at least two NRSROs, or if only one NRSRO has assigned a rating, by that NRSRO; or (b) issued or guaranteed by, or otherwise allow a Fund under certain conditions to demand payment from, an entity with such ratings. U.S. Government Securities are considered First Tier Securities.*

[13] *See ''Taxation'' for an explanation of the tax consequences summarized in the table above.*

[14] *Taxable in many states except for distributions from U.S. Treasury Obligation interest income and certain U.S. Government Securities interest income.*

[15] *Taxable except for distributions from interest on obligations of an investor's state of residence in certain states.*

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	Prime Obligations Fund	Money Market Fund	Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
NAV	•	•	•	•	•	•	•
Interest Rate	•	•	•	•	•	•	•
Credit/Default	•	•	•	•	•	•	•
Liquidity	•	•	•	•	•	•	•
U.S. Government Securities	•	•	—	—	•	•	—
Concentration	—	—	—	—	—	—	•
Foreign	—	•	—	—	—	—	—
Banking Industry	—	•	—	—	—	—	—
Tax	—	—	—	—	—	—	•

Risks that apply to all Funds:

- ***NAV Risk***—The risk that a Fund will not be able to maintain a NAV per share of $1.00 at all times.
- ***Interest Rate Risk***—The risk that during periods of rising interest rates, a Fund's yield (and the market value of its securities) will tend to be lower than prevailing market rates; in periods of falling interest rates, a Fund's yield will tend to be higher.
- ***Credit/Default Risk***—The risk that an issuer or guarantor of a security, or a bank or other financial institution that has entered into a repurchase agreement, may default on its payment obligations. In addition, with respect to the Tax-Free Money Market Fund, this risk includes the risk of default on foreign letters of credit, guarantees or insurance policies that back municipal securities.
- ***Liquidity Risk***—The risk that a Fund will be unable to pay redemption proceeds within the time period stated in this Prospectus, because of unusual market conditions, an unusually high volume of redemption requests, or other reasons.

Risk that applies to the Prime Obligations, Money Market, Government and Federal Funds:

- ***U.S. Government Securities Risk***—The risk that the U.S. government will not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. Although many U.S. Government Securities purchased by the Funds, such as those issued by the Federal National Mortgage Association (‘‘Fannie Mae’’), Federal Home Loan Mortgage Corporation (‘‘Freddie Mac’’) and Federal Home Loan Banks may be chartered or sponsored by Acts of Congress, their securities are neither issued nor guaranteed by the United States Treasury and, therefore, are not backed by the full faith and credit of the United States. The maximum potential liability of the issuers of some U.S. Government Securities held by a Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

Risks that apply to the Money Market Fund:

- ***Foreign Risk***—The risk that a foreign security could lose value as a result of political, financial and economic events in foreign countries, less publicly available financial and other information, less stringent foreign securities regulations and accounting and disclosure standards, or other factors. The Money Market Fund may not invest more than 25% of its total assets in the securities of any one foreign government.
- ***Banking Industry Risk***—The risk that if the Fund invests more than 25% of its total assets in bank obligations, an adverse development in the banking industry may affect the value of the Fund’s investments more than if the Fund’s investments were not invested to such a degree in the banking industry. Normally, the Money Market Fund intends to invest more than 25% of its total assets in bank obligations. Banks may be particularly susceptible to certain economic factors such as interest rate changes, adverse developments in the real estate market, fiscal and monetary policy and general economic cycles.

Risks that apply to the Tax-Free Money Market Fund:

- ***Concentration Risk***—The risk that if the Fund invests more than 25% of its total assets in issuers within the same state, industry or economic sector, an adverse economic, business or political development may affect the value of the Fund's investments more than if its investments were not so concentrated.
- ***Tax Risk***—The risk that future legislative or administrative changes or court decisions may materially affect the value of the Fund's portfolio and/or the ability of the Fund to pay federal tax-exempt dividends. This Fund would not be a suitable investment for IRAs, other tax-exempt or tax-deferred accounts or for other investors who are not sensitive to the federal, state or local tax consequences of their investments.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table below provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Capital Shares from year to year for up to the last ten years; and (b) the average annual total returns of a Fund's Capital Shares. Investors should be aware that the fluctuation of interest rates is one primary factor in performance volatility. The bar chart (including ''Best Quarter'' and ''Worst Quarter'' information) and table assume reinvestment of dividends and distributions. A Fund's past performance is not necessarily an indication of how the Fund will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced. You may obtain a Fund's current yield by calling 1-800-621-2550.

Prime Obligations Fund



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '04 0.41%
Worst Quarter*
Q1 '04 0.20%
0.91%
1.10%
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	Since Inception
Capital Shares (Inception 8/12/02)	1.10%	1.08%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Money Market Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '04 0.42%
Worst Quarter*
Q3 '03 0.20%
0.91%
1.11%
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	Since Inception
Capital Shares (Inception 8/12/02)	1.11%	1.08%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Treasury Obligations Fund



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '04 0.38%
Worst Quarter*
Q3 '03 0.17%
0.81%
0.99%
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	Since Inception
Capital Shares (Inception 8/12/02)	0.99%	0.98%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Treasury Instruments Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '04 0.37%
Worst Quarter*
Q1 '04 0.15%
0.74%
0.93%
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	Since Inception
Capital Shares (Inception 8/12/02)	0.93%	0.91%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Government Fund



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '04 0.41%
Worst Quarter*
Q1 '04 0.19%
0.89%
1.08%
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	Since Inception
Capital Shares (Inception 8/12/02)	1.08%	1.05%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Federal Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '04 0.40%
Worst Quarter*
Q1 '04 0.17%
0.84%
1.03%
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	Since Inception
Capital Shares (Inception 8/12/02)	1.03%	1.00%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Tax-Free Money Market Fund


TOTAL RETURN
Best Quarter*
Q4 '04 0.33%
Worst Quarter*
Q3 '03 0.14%
CALENDAR YEAR
0.74%
0.89%
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	Since Inception
Capital Shares (Inception 8/12/02)	0.89%	0.87%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

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Fund Fees and Expenses (Capital Shares)

This table describes the fees and expenses that you would pay if you buy and hold Capital Shares of a Fund.

	Prime Obligations Fund	Money Market Fund
Shareholder Fees **(fees paid directly from your investment):**		
Maximum Sales Charge (Load) Imposed on Purchases	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fees	None	None
Exchange Fees	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[1]		
Management Fees[2]	0.21%	0.21%
Other Expenses*	0.16%	0.16%
Capital Administration Fees[3]	0.15%	0.15%
All Other Expenses[4]	0.01%	0.01%
Total Fund Operating Expenses*	0.37%	0.37%

See page 24 for all other footnotes.

* As a result of waivers and expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Funds which are actually incurred are as set forth below. The waivers and expense limitations may be modified or terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Prime Obligations Fund	Money Market Fund
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[1]		
Management Fees[2]	*0.17%*	*0.17%*
Other Expenses	*0.16%*	*0.16%*
Capital Administration Fees[3]	*0.15%*	*0.15%*
All Other Expenses[4]	*0.01%*	*0.01%*
Total Fund Operating Expenses (after waivers and expense limitations)	*0.33%*	*0.33%*

Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
None	None	None	None	None
None	None	None	None	None
None	None	None	None	None
None	None	None	None	None
None	None	None	None	None
0.21%	0.21%	0.21%	0.21%	0.21%
0.16%	0.18%	0.16%	0.16%	0.16%
0.15%	0.15%	0.15%	0.15%	0.15%
0.01%	0.03%	0.01%	0.01%	0.01%
0.37%	0.39%	0.37%	0.37%	0.37%

Treasury Obligations Fund	Treasury Instruments Fund	Government Fund	Federal Fund	Tax-Free Money Market Fund
0.19%	*0.19%*	*0.17%*	*0.19%*	*0.17%*
0.16%	*0.16%*	*0.16%*	*0.16%*	*0.16%*
0.15%	*0.15%*	*0.15%*	*0.15%*	*0.15%*
0.01%	*0.01%*	*0.01%*	*0.01%*	*0.01%*
0.35%	*0.35%*	*0.33%*	*0.35%*	*0.33%*

Fund Fees and Expenses continued

[1] *The Funds' annual operating expenses are based on actual expenses for the fiscal year ended December 31, 2004.*

[2] *The contractual management fee of each Fund is 0.205% of each Fund's average daily net assets. The Investment Adviser has voluntarily agreed not to impose a portion of the management fee equal to 0.015% of the Treasury Obligations, Treasury Instruments and Federal Funds' average daily net assets and equal to 0.035% of all other Funds' average daily net assets.* ***As a result of fee waivers, the current management fees of the Treasury Obligations Fund, Treasury Instruments Fund, Federal Fund and all other Funds are 0.19%, 0.19%, 0.19% and 0.17%, respectively, of such Funds' average daily net assets. The waivers may be terminated at any time at the option of the Investment Adviser.***

[3] *Service Organizations may charge other fees directly to their customers who are beneficial owners of Capital Shares in connection with their customers' accounts. Such fees may affect the return customers realize with respect to their investments.*

[4] *The Investment Adviser has voluntarily agreed to reduce or limit ''All Other Expenses'' of each Fund (excluding management fees, capital administration fees, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses) to 0.014% of each Fund's average daily net assets.*

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Capital Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Prime Obligations	$ 38	$ 119	$ 208	$ 468
Money Market	$ 38	$ 119	$ 208	$ 468
Treasury Obligations	$ 38	$ 119	$ 208	$ 468
Treasury Instruments	$ 40	$ 125	$ 219	$ 493
Government	$ 38	$ 119	$ 208	$ 468
Federal	$ 38	$ 119	$ 208	$ 468
Tax-Free Money Market	$ 38	$ 119	$ 208	$ 468

Service Organizations that invest in Capital Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your Service Organization for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investments.

Certain Service Organizations that invest in Capital Shares may receive other compensation in connection with the sale and distribution of Capital Shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Payments to Intermediaries'' in the Additional Statement.

Service Providers

INVESTMENT ADVISER

Goldman Sachs Asset Management, L.P. (''GSAM''), 32 Old Slip, New York, New York 10005, has been registered as an investment adviser with the SEC since 1990 and is an affiliate of Goldman Sachs. As of December 31, 2004, GSAM, along with other units of the Investment Management Division of Goldman Sachs, had assets under management of $451.3 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser also performs the following services for the Funds:

- Continually manages each Fund, including the purchase, retention and disposition of securities and other assets
- Administers each Fund's business affairs
- Performs various recordholder servicing functions (to the extent not provided by other organizations)

Pursuant to SEC orders, certain Funds may enter into principal transactions in certain money market instruments, including repurchase agreements, with Goldman Sachs.

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Fund's average daily net assets):

Fund	Contractual Rate	Actual Rate For the Fiscal Year Ended December 31, 2004
Prime Obligations	0.205%	0.17%
Money Market	0.205%	0.17%
Treasury Obligations	0.205%	0.19%
Treasury Instruments	0.205%	0.19%
Government	0.205%	0.17%
Federal	0.205%	0.19%
Tax-Free Money Market	0.205%	0.17%

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, P.O. Box 06050, Chicago, Illinois 60606-6306, also serves as each Fund's transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of

Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs is a full service investment banking, broker dealer, asset management and financial services organization and a major participant in global financial markets. As such, it acts as an investor, investment banker, research provider, investment manager, financer, advisor, market maker, trader, prime broker, lender, agent and principal, and has other direct and indirect interests, in the global fixed income, currency, commodity, equity and other markets in which the Funds directly and indirectly invest. Thus, it is likely that the Funds will have multiple business relationships with and will invest in, engage in transactions with, make voting decisions with respect to, or obtain services from entities for which Goldman Sachs performs or seeks to perform investment banking or other services. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs, its affiliates, and other accounts managed by Goldman Sachs and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. Furthermore, transactions undertaken by Goldman Sachs, its affiliates or Goldman Sachs advised clients may adversely impact the Funds. Transactions by one or more Goldman Sachs advised clients or the Investment Adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Funds. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a global financial services firm, Goldman Sachs also provides a wide range of investment banking and financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it may create markets or specialize in, have positions in and affect transactions in, securities of issuers held by the Funds, and may also perform or seek to perform investment banking and financial services for those issuers. Goldman Sachs and its affiliates may have business relationships with and purchase or distribute or sell services or products from or to distributors, consultants or others who recommend the Funds or who engage in transactions with or for the Funds. For more information about conflicts of interest, see the Additional Statement.

LEGAL PROCEEDINGS

On April 2, 2004, Lois Burke, a plaintiff identifying herself as a shareholder of the Goldman Sachs Internet Tollkeeper Fund, filed a purported class and derivative action lawsuit in the United States District Court for the Southern District of New York against The Goldman Sachs Group, Inc. (''GSG''), Goldman Sachs Asset Management, L.P. (''GSAM''), the Trustees and Officers of the Goldman Sachs Trust (the ''Trust''), and John Doe Defendants. In addition, certain investment portfolios of the Trust were named as nominal defendants. On April 19 and May 6, 2004, additional class and derivative action lawsuits containing substantially similar allegations and requests for redress were filed in the United States District Court for the Southern District of New York. On June 29, 2004, the three complaints were consolidated into one action, *In re Goldman Sachs Mutual Funds Fee Litigation*, and on November 17, 2004, the plaintiffs filed a consolidated amended complaint against GSG, GSAM, Goldman Sachs Asset Management International (''GSAMI''), Goldman, Sachs & Co., the Trustees and Officers of the Trust and John Doe Defendants (collectively, the ''Defendants'') in the United States District Court for the Southern District of New York. Certain investment portfolios of the Trust and Goldman Sachs Variable Insurance Trust (collectively, the ''Goldman Sachs Funds'') were also named as nominal defendants in the amended complaint.

The consolidated amended complaint, which is brought on behalf of all persons or entities who held shares in the Goldman Sachs Funds between April 2, 1999 and January 9, 2004, inclusive (the ''Class Period''), asserts claims involving (i) violations of the Act, the Investment Advisers Act of 1940, and New York General Business Law, (ii) common law breach of fiduciary duty, (iii) aiding and abetting breach of fiduciary duty and (iv) unjust enrichment. The complaint alleges, among other things, that during the Class Period, the Defendants made improper and excessive brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds and omitted statements of fact in registration statements and reports filed pursuant to the Act which were necessary to prevent such registration statements and reports from being materially false and misleading. In addition, the complaint alleges that the Goldman Sachs Funds paid excessive and improper investment advisory fees to GSAM and GSAMI. The complaint also alleges that GSAM and GSAMI used Rule 12b-1 fees for improper purposes and made improper use of soft dollars. The complaint further alleges that the Trust's Officers and Trustees breached their fiduciary duties in connection with the foregoing. The plaintiffs in the cases are seeking compensatory damages; punitive damages; rescission of GSAM's and GSAMI's investment advisory agreements and return of fees paid; an accounting of all Goldman Sachs Funds-related fees, commissions and soft dollar payments; restitution of all unlawfully or

discriminatorily obtained fees and charges; and reasonable costs and expenses, including counsel fees and expert fees.

Based on currently available information, GSAM and GSAMI believe that the likelihood that the pending purported class and derivative action lawsuit will have a material adverse financial impact on the Goldman Sachs Funds is remote, and the pending action is not likely to materially affect their ability to provide investment management services to their clients, including the Goldman Sachs Funds.

Dividends

Dividends will be distributed monthly. You may choose to have dividends paid in:

- Cash
- Additional shares of the same class of the same Fund

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time. If you do not indicate any choice, dividends and distributions will be reinvested automatically in the applicable Fund.

All or substantially all of each Fund's net investment income will be declared as a dividend daily. Dividends will normally, but not always, be declared as of the following times:

Fund	Dividend Declaration Time (New York Time)
Prime Obligations	5:00 p.m.
Money Market	5:00 p.m.
Treasury Obligations	5:00 p.m.
Treasury Instruments	4:00 p.m.
Government	5:00 p.m.
Federal	4:00 p.m.
Tax-Free Money Market	4:00 p.m.

Dividends will be reinvested as of the last calendar day of each month. Cash distributions normally will be paid on or about the first business day of each month. Net short-term capital gains, if any, will be distributed in accordance with federal income tax requirements and may be reflected in a Fund's daily distributions.

Each Fund may distribute at least annually other realized capital gains, if any, after reduction by available capital losses. In order to avoid excessive fluctuations in the amount of monthly capital gains distributions, a portion of any net capital gains realized on the disposition of securities during the months of November and December may be distributed during the subsequent calendar year. The realized gains and losses are not expected to be of an amount which would affect the Fund's NAV of $1.00 per share.

The income declared as a dividend for the Prime Obligations, Money Market, Treasury Obligations and Government Funds is based on estimates of net investment income for each Fund. Actual income may differ from estimates, and differences, if any, will be included in the calculation of subsequent dividends.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' Capital Shares.

HOW TO BUY SHARES

How Can I Purchase Capital Shares Of The Funds?

Generally, Capital Shares may be purchased only through institutions that have agreed to provide shareholder administration services to their customers who are the beneficial owners of Capital Shares. These institutions are called ''Service Organizations.'' Customers of a Service Organization will normally give their purchase instructions to the Service Organization, and the Service Organization will, in turn, place purchase orders with Goldman Sachs. Service Organizations will set times by which purchase orders and payments must be received by them from their customers. Generally, Capital Shares may be purchased from the Funds on any business day at their NAV next determined after receipt of an order by Goldman Sachs from a Service Organization. Shares begin earning dividends after the Fund's receipt of the purchase amount in federal funds. No sales load is charged.

Service Organizations are responsible for transmitting purchase orders and payments to Goldman Sachs in a timely fashion. Service Organizations should place a purchase order in writing or by telephone.

By Writing:	Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Before or immediately after placing an initial purchase order, a Service Organization should complete and send to Goldman Sachs the Account Application.

Service Organizations may send their payments as follows:

- Wire federal funds to The Northern Trust Company (''Northern''), as sub-custodian for State Street Bank and Trust Company (''State Street'') (each Fund's custodian); ***or***

- Send a check or Federal Reserve draft payable to Goldman Sachs Funds - (Name of Fund and Class of Shares), P.O. Box 06050, Chicago, IL 60606-6306. The Funds will not accept checks drawn on foreign banks, third party checks, cashier's checks or official checks, temporary checks, electronic checks, drawer checks, cash, money orders, travelers' cheques or credit card checks.

It is strongly recommended that payment be effected by wiring federal funds to Northern.

It is expected that Federal Reserve drafts will ordinarily be converted to federal funds on the day of receipt and that checks will be converted to federal funds within two business days after receipt.

When Do Shares Begin Earning Dividends?

Dividends begin to accrue as follows:

If an effective order and federal funds are received:	Dividends begin:
Treasury Instruments and Federal Funds:	
■ By 3:00 p.m. New York time	Same business day
■ After 3:00 p.m. New York time	Next business day
Prime Obligations, Money Market, Treasury Obligations and Government Funds:	
■ By 5:00 p.m. New York time	Same business day
■ After 5:00 p.m. New York time	Next business day
Tax-Free Money Market Fund:	
■ By 2:00 p.m. New York time	Same business day
■ After 2:00 p.m. New York time	Next business day

What Do I Need To Know About Service Organizations?

Service Organizations may provide the following services in connection with their customers' investments in Capital Shares:

- Acting, directly or through an agent, as the sole shareholder of record
- Maintaining account records for customers
- Processing orders to purchase, redeem or exchange shares for customers
- Processing confirmation statements for customers
- Facilitating the inclusion of the Funds in customer accounts, products or services

Some (but not all) Service Organizations are authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized Service Organization or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.

- Service Organizations or intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your Service Organization directly to learn whether it is authorized to accept orders for the Trust.

Pursuant to a capital administration plan adopted by the Trust's Board of Trustees, Service Organizations are entitled to receive payment for their services from the Trust of up to 0.15% (on an annualized basis) of the average daily net assets of the Capital Shares of the Funds, which are attributable to or held in the name of the Service Organization for its customers.

The Investment Adviser, Distributor and/or their affiliates may also make additional payments to Service Organizations and other financial intermediaries (''Intermediaries'') from time to time to promote the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. These payments are made out of the Investment Adviser's, Distributor's and/or their affiliates' own assets, and are not an additional charge to the Funds. The payments are in addition to the fees described in this Prospectus. Such payments are intended to compensate Intermediaries for, among other things: marketing shares of the Funds and other Goldman Sachs Funds, which may consist of payments relating to Funds included on preferred or recommended fund lists or in certain sales programs from time to time sponsored by the Intermediaries; access to the Intermediaries' registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; and/or other specified services intended to assist in the distribution and marketing of the Funds and other Goldman Sachs Funds. The payments may also, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote the sale of shares, as well as sponsor various educational programs, sales contests and/or promotions. The additional payments by the Investment Adviser, Distributor and/or their affiliates may also compensate Intermediaries for subaccounting, administrative and/or shareholder processing services that are in addition to the fees paid for these services by the Funds. The amount of these additional payments is normally not expected to exceed 0.50% (annualized) of the amount sold or invested through the Intermediaries. Please refer to the ''Payments to Intermediaries'' section of the Additional Statement for more information about these payments.

The payments made by the Investment Adviser, Distributor and/or their affiliates may be different for different Intermediaries. The presence of these payments and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered

representative or salesperson to highlight, feature or recommend Funds based, at least in part, on the level of compensation paid. You should contact your Service Organization or other Intermediary for more information about the payments it receives and any potential conflicts of interest.

In addition to Capital Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance) than Capital Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

Minimum initial investment	$10 million (may be allocated among the Funds)
Minimum account balance	$10 million
Minimum subsequent investments	None

A Service Organization may, however, impose a minimum amount for initial and subsequent investments in Capital Shares and may establish other requirements such as a minimum account balance. A Service Organization may redeem Capital Shares held by non-complying accounts, and may impose a charge for any special services.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Modify or waive the minimum investment and minimum account balance requirement.
- Reject any purchase order for any reason.

The Board of Trustees of the Trust has not adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares in light of the nature and high quality of the Funds' investments. As stated, however, each Fund reserves the right to refuse a purchase or exchange order, and may do so, for example, if management of the Trust believes that the transaction may not be in the best interests of the Fund. The Trust and Goldman Sachs will not be liable for any loss resulting from rejected purchase or exchange orders. In addition, restrictions on frequent transactions may apply with respect to other investment portfolios of the Trust.

Generally, the Funds will not allow non-U.S. citizens and certain U.S. citizens residing outside the United States to open an account directly with the Funds.

The Funds may allow Service Organizations to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

The minimum investment requirement may be waived for current and former officers, partners, directors or employees of Goldman Sachs or any of its affiliates.

Customer Identification Program. Federal law requires the Funds to obtain, verify and record identifying information, which may include the name, residential or business street address, date of birth (for an individual), Social Security Number or taxpayer identification number or other identifying information, for each investor who opens an account with the Funds. Applications without the required information, or (where applicable) without an indication that a Social Security Number or taxpayer identification number has been applied for, may not be accepted by the Funds. After accepting an application, to the extent permitted by applicable law or their customer identification program, the Funds reserve the right to: (i) place limits on transactions in any account until the identity of the investor is verified; (ii) refuse an investment in the Funds; or (iii) involuntarily redeem an investor's shares and close an account in the event that the Funds are unable to verify an investor's identity. The Funds and their agents will not be responsible for any loss in an investor's account resulting from the investor's delay in providing all required identifying information or from closing an account and redeeming an investor's shares pursuant to the customer identification program.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Capital Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$\text{NAV} = \frac{\text{(Value of Assets of the Class)} - \text{(Liabilities of the Class)}}{\text{Number of Outstanding Shares of the Class}}$$

Fund	NAV Calculated
Treasury Instruments, Federal and Tax-Free Money Market	As of the close of regular trading of the New York Stock Exchange (normally 4:00 p.m. New York time or such later time as the New York Stock Exchange or the NASDAQ market may officially close) on each business day
Prime Obligations, Money Market, Treasury Obligations and Government	As of 5:00 p.m. New York time on each business day

- NAV per share of each class is generally calculated by the accounting agent on each business day. Fund shares will be priced on any day the New York Stock Exchange is open, except for days on which Chicago, Boston or New York banks are closed for local holidays.
- On any business day when the Bond Market Association (''BMA'') recommends that the securities markets close early, each Fund reserves the right to close at or prior to the BMA recommended closing time. If a Fund does so, it will cease granting same business day credit for purchase and redemption orders received after the Fund's closing time and credit will be given to the next business day.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open one or more Funds for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

To help each Fund maintain its $1.00 constant share price, portfolio securities are valued at amortized cost in accordance with SEC regulations. Amortized cost will normally approximate market value. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

HOW TO SELL SHARES

How Can I Sell Capital Shares Of The Funds?

Generally, Capital Shares may be sold (redeemed) only through Service Organizations. Customers of a Service Organization will normally give their redemption instructions to the Service Organization, and the Service Organization will, in turn, place redemption orders with the Funds. **Generally, each Fund will redeem its Capital Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** Redemption proceeds may be sent to recordholders by check or by wire (if the wire instructions are on record). A Service Organization may request redemptions in writing or by telephone if the optional telephone redemption privilege is elected on the Account Application.

By Writing:	Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you have elected the telephone redemption privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Certain Service Organizations are authorized to accept redemption requests on behalf of the Funds as described under ''What Do I Need To Know About Service Organizations?'' A redemption may also be made with respect to certain Funds by means of the check redemption privilege described in the Additional Statement.

When Do I Need A Medallion Signature Guarantee To Redeem Shares?

A signature guarantee may be required if:

- You would like the redemption proceeds sent to an address that is not your address of record; or
- You would like to change your current bank designation.

Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.

A signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee. Additional documentation may be required for executors, trustees or corporations or when deemed appropriate by the Transfer Agent.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

When Will Redemption Proceeds Be Wired?

Redemption proceeds will normally be wired to the domestic bank account designated on a Service Organization's Account Application as follows:

Redemption Request Received	Redemption Proceeds	Dividends
Treasury Instruments and Federal Funds:		
■ By 3:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 3:00 p.m. New York time	Wired next business day	Earned on day request is received
Prime Obligations, Money Market, Treasury Obligations and Government Funds:		
■ By 5:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 5:00 p.m. New York time	Wired next business day	Earned on day request is received
Tax-Free Money Market Fund:		
■ By 1:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 1:00 p.m. New York time	Wired next business day	Earned on day request is received

- Although redemption proceeds will normally be wired as described above, under certain circumstances, (i) redemption proceeds may be paid the next business day following receipt of a properly executed wire transfer redemption request (or up to three business days later with respect to the Tax-Free Money Market Fund) and (ii) redemption requests or payments may be postponed or suspended as permitted pursuant to Section 22(e) of the Act. Generally, under that section, redemption requests or payments may be postponed or suspended if (i) the

New York Stock Exchange is closed for trading or trading is restricted; (ii) an emergency exists which makes the disposal of securities owned by a Fund or the fair determination of the value of the Fund's net assets not reasonably practicable; or (iii) the SEC by order permits the suspension of the right of redemption. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.

- Neither the Trust nor Goldman Sachs assumes any responsibility for the performance of intermediaries or your Service Organization in the transfer process. If a problem with such performance arises, you should deal directly with such intermediaries or Service Organizations.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Service Organizations are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, Service Organizations may set times by which they must receive redemption requests. Service Organizations may also require additional documentation from you.

The Trust reserves the right to:

- Redeem the Capital Shares of any Service Organization whose account balance falls below the required Fund minimum as a result of a redemption. The Fund will give 60 days' prior written notice to allow a Service Organization to purchase sufficient additional shares of the Fund in order to avoid such redemption. Different rules may apply to investors who have established brokerage accounts with Goldman Sachs in accordance with the terms and conditions of their account agreements.
- Redeem shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to a Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at the

NAV on the day of reinvestment in additional Capital Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

A Service Organization may exchange Capital Shares of a Fund at NAV for shares of the corresponding class of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ The recordholder name(s) and signature(s) ■ The account number ■ The Fund names and Class of Shares ■ The dollar amount to be exchanged ■ Mail the request to: Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund or the entire balance of the original Fund account should be exchanged, except that this requirement may be waived at the discretion of the Trust.
- Telephone exchanges normally will be made only to an identically registered account.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

What Types Of Reports Will I Be Sent Regarding Investments In Capital Shares?

You will receive an annual report containing audited financial statements and a semi-annual report. To eliminate unnecessary duplication, only one copy of such reports will be sent to shareholders with the same mailing address. If you would like a duplicate copy to be mailed to you, please contact Goldman Sachs Funds at 1-800-621-2550. The Funds do not generally provide sub-accounting services.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions.

Taxes on Distributions: Each Fund contemplates declaring as dividends each year all or substantially all of its net investment income. Fund distributions of investment income are generally taxable as ordinary income for federal tax purposes, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. To the extent that Fund distributions are attributable to interest on certain federal obligations or interest on obligations of your state of residence or its municipalities or authorities, they will in most cases be exempt from state and local income taxes. Distributions from the Tax-Exempt Funds that are designated as ‘‘exempt interest dividends’’ are generally not subject to federal income tax. Distributions of short-term capital gains are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. The Funds will inform shareholders of the character and tax status of all distributions promptly after the close of each calendar year.

You should note that a portion of the exempt-interest dividends paid by the Tax-Exempt Funds may be a preference item when determining your federal alternative minimum tax liability. Exempt-interest dividends are also taken into account in determining the taxable portion of social security or railroad retirement benefits. Any interest on indebtedness incurred by you to purchase or carry shares in the Tax-Exempt Funds generally will not be deductible for federal income tax purposes.

Other Information: When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold 28% of your taxable distributions and any redemption

proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so.

Distributions made by the Funds to non-U.S. investors between January 1, 2005 and December 31, 2007 will generally not be subject to U.S. withholding tax. In addition, Fund shares held by non-U.S. decedents will generally not be subject to U.S. estate tax for deaths occurring after December 31, 2004 and before January 1, 2008.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental policies and investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs. A Fund may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objective and policies.

U.S. Treasury Obligations and U.S. Government Securities. U.S. Treasury Obligations include securities issued or guaranteed by the U.S. Treasury (''U.S. Treasury Obligations''). Payment of principal and interest on these obligations is backed by the full faith and credit of the U.S. government. U.S. Treasury Obligations include, among other things, the separately traded principal and interest components of securities guaranteed or issued by the U.S. Treasury if such components are traded independently under the Separate Trading of Registered Interest and Principal of Securities program (''STRIPS'').

U.S. Government Securities are obligations issued or guaranteed by U.S. government agencies, authorities, instrumentalities or sponsored enterprises (''U.S. Government Securities''). Unlike U.S. Treasury Obligations, U.S. Government Securities can be supported by either (a) the full faith and credit of the U.S. Treasury (such as the Government National Mortgage Association (''Ginnie Mae'')); (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer.

U.S. Government Securities are deemed to include (a) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government, its agencies, authorities or instrumentalities; and (b) participations in loans made to foreign governments or their agencies that are so guaranteed. Certain of these participations may be regarded as illiquid. U.S. Government Securities also include zero coupon bonds.

Some Funds invest in U.S. Treasury Obligations and certain U.S. Government Securities the interest from which is generally exempt from state income taxation. Securities generally eligible for this exemption include those issued by the U.S. Treasury and certain agencies, authorities or instrumentalities of the U.S. government, including the Federal Home Loan Banks, Federal Farm Credit Banks and Tennessee Valley Authority.

U.S. Government Securities have historically involved little risk of loss of principal if held to maturity. However, no assurance can be given that the U.S. government will provide financial support to U.S. government agencies, authorities, instrumentalities or sponsored enterprises if it is not obligated to do so by law.

Bank Obligations. Bank obligations include certificates of deposit, commercial paper, unsecured bank promissory notes, bankers' acceptances, time deposits and other debt obligations. Certain Funds may invest in obligations issued or backed by U.S. banks when a bank has more than $1 billion in total assets at the time of purchase or is a branch or subsidiary of such a bank. In addition, certain Funds may invest in U.S. dollar-denominated obligations issued or guaranteed by foreign banks that have more than $1 billion in total assets at the time of purchase, U.S. branches of such foreign banks (Yankee obligations), foreign branches of such foreign banks and foreign branches of U.S. banks having more than $1 billion in total assets at the time of purchase. Bank obligations may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligation or by government regulation.

If a Fund invests more than 25% of its total assets in bank obligations (whether foreign or domestic), it may be especially affected by favorable and adverse developments in or related to the banking industry. The activities of U.S. and most foreign banks are subject to comprehensive regulations which, in the case of U.S. regulations, have undergone substantial changes in the past decade. The enactment of new legislation or regulations, as well as changes in interpretation and enforcement of current laws, may affect the manner of operations and profitability of domestic and foreign banks. Significant developments in the U.S. banking industry have included increased competition from other types of financial institutions, increased acquisition activity and geographic expansion. Banks may be particularly susceptible to certain economic factors, such as interest rate changes and adverse developments in the real estate markets. Fiscal and monetary policy and general economic cycles can affect the availability and cost of funds, loan demand and asset quality and thereby impact the earnings and financial conditions of banks.

Commercial Paper. A Fund may invest in commercial paper, including variable amount master demand notes and asset-backed commercial paper. Commercial paper normally represents short-term unsecured promissory notes issued in bearer form by banks or bank holding companies, corporations, finance companies and other issuers. The commercial paper purchased by a Fund consists of direct U.S.

dollar-denominated obligations of domestic or, in the case of certain Funds, foreign issuers. Asset-backed commercial paper is issued by a special purpose entity that is organized to issue the commercial paper and to purchase trade receivables or other financial assets. The credit quality of asset-backed commercial paper depends primarily on the quality of these assets and the level of any additional credit support.

Short-Term Obligations. A Fund may invest in other short-term obligations, including short-term funding agreements payable in U.S. dollars and issued or guaranteed by U.S. corporations, foreign corporations or other entities. A funding agreement is a contract between an issuer and a purchaser that obligates the issuer to pay a guaranteed rate of interest on a principal sum deposited by the purchaser. Funding agreements will also guarantee a stream of payments over time. A funding agreement has a fixed maturity date and may have either a fixed or variable interest rate that is based on an index and guaranteed for a set time period. Because there is normally no secondary market for these investments, funding agreements purchased by a Fund may be regarded as illiquid.

Repurchase Agreements. Certain Funds may enter into repurchase agreements with securities dealers and banks. Repurchase agreements are similar to collateralized loans, but are structured as a purchase of securities by a Fund, subject to the seller's agreement to repurchase the securities at a mutually agreed upon date and price. The difference between the original purchase price and the repurchase price is normally based on prevailing short-term interest rates. Under a repurchase agreement, the seller is required to furnish collateral at least equal in value or market price to the amount of the seller's repurchase obligation.

If the seller under a repurchase agreement defaults, a Fund could suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's cost associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy or insolvency proceedings concerning the seller, a Fund could suffer additional losses if the collateral held by the Fund is subject to a court ''stay'' that prevents the Fund from promptly selling the collateral. If this occurs, the Fund will bear the risk that the value of the collateral will decline below the repurchase price. Furthermore, a Fund could experience a loss if a court determines that the Fund's interest in the collateral is not enforceable.

In evaluating whether to enter into a repurchase agreement, the Investment Adviser will carefully consider the creditworthiness of the seller. Distributions of the income from repurchase agreements will be taxable to a Fund's shareholders. In addition, certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Asset-Backed and Receivables-Backed Securities. Certain Funds may invest in asset-backed and receivables-backed securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, mortgages, installment contracts and personal property. Asset-backed and receivables-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed and receivables-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. In addition, securities that are backed by credit card, automobile and similar types of receivables generally do not have the benefit of a security interest in collateral that is comparable in quality to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligation, there is the possibility that, in some cases, a Fund will be unable to possess and sell the underlying collateral and that a Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Foreign Government Obligations and Related Foreign Risks. Certain Funds may invest in foreign government obligations. Foreign government obligations that the Funds invest in are U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government or other entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of NRSROs.

Investments by a Fund in foreign securities, whether issued by a foreign government, bank, corporation or other issuer, may present a greater degree of risk than investments in securities of domestic issuers because of less publicly-available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities, and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks. The legal remedies for investors may be more limited than the remedies available in the United States. In addition, changes in the exchange rate of a foreign currency relative to the U.S. dollar (e.g., weakening of the currency against the U.S. dollar) may adversely affect the ability of a foreign issuer to pay interest and repay principal on an obligation.

Municipal Obligations. Certain Funds may invest in municipal obligations. Municipal obligations are issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia. Municipal obligations in which a Fund may invest include fixed rate notes and similar debt instruments; variable and floating rate demand instruments; tax-exempt commercial paper; municipal bonds; and unrated notes, paper, bonds or other instruments.

Municipal Notes and Bonds. Municipal notes include tax anticipation notes (''TANs''), revenue anticipation notes (''RANs''), bond anticipation notes (''BANs''), tax and revenue anticipation notes (''TRANs'') and construction loan notes. Municipal bonds include general obligation bonds and revenue bonds. General obligation bonds are backed by the taxing power of the issuing municipality and are considered the safest type of municipal obligation. Revenue bonds are backed by the revenues of a project or facility such as the tolls from a toll bridge. Revenue bonds also include lease rental revenue bonds which are issued by a state or local authority for capital projects and are secured by annual lease payments from the state or locality sufficient to cover debt service on the authority's obligations. Industrial development bonds (''private activity bonds'') are a specific type of revenue bond backed by the credit and security of a private user and, therefore, have more potential risk. Municipal bonds may be issued in a variety of forms, including commercial paper, tender option bonds and variable and floating rate securities.

Tender Option Bonds. A tender option bond is a municipal obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term, tax-exempt rates. The bond is typically issued in conjunction with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which the institution grants the security holder the option, at periodic intervals, to tender its securities to the institution. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the bond's fixed coupon rate and the rate, as determined by a remarketing or similar agent, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. An institution will normally not be obligated to accept tendered bonds in the event of certain defaults or a significant downgrading in the credit rating assigned to the issuer of the bond. The tender option will be taken into account in determining the maturity of the tender option bonds and a Fund's average portfolio maturity. There is a risk that a Fund will not be considered the owner of a tender option bond for federal income tax purposes, and thus will not be entitled to treat such interest as exempt from federal income tax. Certain tender

option bonds may be illiquid or may become illiquid as a result of a credit rating downgrade, a payment default or a disqualification from tax-exempt status.

Revenue Anticipation Warrants. Revenue Anticipation Warrants (''RAWs'') are issued in anticipation of the issuer's receipt of revenues and present the risk that such revenues will be insufficient to satisfy the issuer's payment obligations. The entire amount of principal and interest on RAWs is due at maturity. RAWs, including those with a maturity of more than 397 days, may also be repackaged as instruments which include a demand feature that permits the holder to sell the RAWs to a bank or other financial institution at a purchase price equal to par plus accrued interest on each interest rate reset date.

Industrial Development Bonds. Certain Funds may invest in industrial development bonds (private activity bonds). Industrial development bonds are a specific type of revenue bond backed by the credit and security of a private user, the interest from which would be an item of tax preference when distributed by a Fund as ''exempt-interest dividends'' to shareholders under the AMT.

Other Municipal Obligation Policies. Certain Funds may invest 25% or more of the value of their respective total assets in municipal obligations which are related in such a way that an economic, business or political development or change affecting one municipal obligation would also affect the other municipal obligation. For example, a Fund may invest all of its assets in (a) municipal obligations the interest of which is paid solely from revenues from similar projects such as hospitals, electric utility systems, multi-family housing, nursing homes, commercial facilities (including hotels), steel companies or life care facilities; (b) municipal obligations whose issuers are in the same state; or (c) industrial development obligations. Concentration of a Fund's investments in these municipal obligations will subject the Fund, to a greater extent than if such investment was not so concentrated, to the risks of adverse economic, business or political developments affecting the particular state, industry or other area of concentration.

Municipal obligations may also include municipal leases, certificates of participation and ''moral obligation'' bonds. A municipal lease is an obligation issued by a state or local government to acquire equipment or facilities. Certificates of participation represent interests in municipal leases or other instruments, such as installment contracts. Moral obligation bonds are supported by the moral commitment but not the legal obligation of a state or municipality. Municipal leases, certificates of participation and moral obligation bonds present the risk that the state or municipality involved will not appropriate the monies to meet scheduled payments under these instruments.

Municipal obligations may be backed by letters of credit or other forms of credit enhancement issued by domestic banks or foreign banks which have a branch, agency or subsidiary in the United States or by other financial institutions such as insurance companies which may issue insurance policies with respect to municipal

obligations. The credit quality of these banks, insurance companies and other financial institutions could, therefore, cause a loss to a Fund that invests in municipal obligations. Letters of credit and other obligations of foreign banks and financial institutions may involve risks in addition to those of domestic obligations because of less publicly available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks.

In order to enhance the liquidity, stability or quality of a municipal obligation, a Fund may acquire the right to sell the obligation to another party at a guaranteed price and date.

Custodial Receipts. Certain Funds may invest in custodial receipts representing interests in U.S. Government Securities, municipal obligations or other debt instruments held by a custodian or trustee. Custodial receipts evidence ownership of future interest payments, principal payments or both on notes or bonds issued or guaranteed as to principal or interest by the U.S. government, its agencies, instrumentalities, political subdivisions or authorities, or by a state or local governmental body or authority, or by other types of issuers. For certain securities law purposes, custodial receipts are not considered obligations of the underlying issuers. In addition, if for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account.

Other Investment Companies. A Fund may invest in securities of other investment companies subject to statutory limitations prescribed by the Act. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Such other investment companies will have investment objectives, policies and restrictions substantially similar to those of the acquiring Fund and will be subject to substantially the same risks. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money

market funds for which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Floating and Variable Rate Obligations. The Funds may purchase floating and variable rate obligations. The value of these obligations is generally more stable than that of a fixed rate obligation in response to changes in interest rate levels. Subject to the conditions for using amortized cost valuation under the Act, a Fund may consider the maturity of a variable or floating rate obligation to be shorter than its ultimate stated maturity if the obligation is a U.S. Treasury Obligation or U.S. Government Security, if the obligation has a remaining maturity of 397 calendar days or less, or if the obligation has a demand feature that permits the Fund to receive payment at any time or at specified intervals not exceeding 397 calendar days. The issuers or financial intermediaries providing demand features may support their ability to purchase the obligations by obtaining credit with liquidity supports. These may include lines of credit, which are conditional commitments to lend, and letters of credit, which will ordinarily be irrevocable, both of which may be issued by domestic banks or foreign banks. A Fund may purchase variable or floating rate obligations from the issuers or may purchase certificates of participation, a type of floating or variable rate obligation, which are interests in a pool of debt obligations held by a bank or other financial institution.

When-Issued Securities and Forward Commitments. The Funds may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price and yield to a Fund at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Illiquid Securities. Each Fund may invest up to 10% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain municipal leases and participation interests
- Certain stripped mortgage-backed securities

- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933.

Investing in restricted securities may decrease the liquidity of a Fund's portfolio.

Borrowings. Each Fund may borrow up to 33⅓% of its total assets from banks for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its net assets. For more information, see the Additional Statement.

Downgraded Securities. After its purchase, a portfolio security may be assigned a lower rating or cease to be rated. If this occurs, a Fund may continue to hold the security if the Investment Adviser believes it is in the best interest of the Fund and its shareholders.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years (or less if the Fund has been in operation for less than five years). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). This information has been audited by PricewaterhouseCoopers LLP, whose report, along with a Fund's financial statements, is included in the Fund's annual report (available upon request).

PRIME OBLIGATIONS FUND

	FST Capital Shares		
	For the Years Ended December 31,		
	2004	2003	2002 (commenced August 12)
Net asset value, beginning of period	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.011	0.009	0.01
Distributions to shareholders	(0.011)	(0.009)	(0.01)
Net asset value, end of period	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.10%	0.91%	0.56%
Net assets, end of period (in 000s)	$241,806	$339,342	$428,694
Ratio of net expenses to average net assets	0.33%	0.33%	0.33%[c]
Ratio of net investment income to average net assets	1.07%	0.94%	1.29%[c]
Ratios assuming no expense reductions			
Ratio of total expenses to average net assets	0.37%	0.37%	0.37%[c]
Ratio of net investment income to average net assets	1.03%	0.90%	1.25%[c]

See page 62 for all footnotes.

MONEY MARKET FUND

	FST Capital Shares		
	For the Years Ended December 31,		
	2004	2003	2002 (commenced August 12)
Net asset value, beginning of period	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.011	0.009	0.01
Distributions to shareholders	(0.011)	(0.009)	(0.01)
Net asset value, end of period	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.11%	0.91%	0.56%
Net assets, end of period (in 000s)	$12,975	$24,180	$ 1
Ratio of net expenses to average net assets	0.33%	0.33%	0.33%[c]
Ratio of net investment income to average net assets	0.98%	0.85%	1.73%[c]
Ratios assuming no expense reductions			
Ratio of total expenses to average net assets	0.37%	0.37%	0.37%[c]
Ratio of net investment income to average net assets	0.94%	0.81%	1.69%[c]

See page 62 for all footnotes.

TREASURY OBLIGATIONS FUND

	FST Capital Shares		
	For the Years Ended December 31,		
	2004	2003	2002 (commenced August 12)
Net asset value, beginning of period	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.010	0.008	0.01
Distributions to shareholders	(0.010)	(0.008)	(0.01)
Net asset value, end of period	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.99%	0.81%	0.53%
Net assets, end of period (in 000s)	$ 1,038	$10,980	$ 1
Ratio of net expenses to average net assets	0.35%	0.35%	0.35%[c]
Ratio of net investment income to average net assets	0.77%	0.72%	1.38%[c]
Ratios assuming no expense reductions			
Ratio of total expenses to average net assets	0.37%	0.37%	0.37%[c]
Ratio of net investment income to average net assets	0.75%	0.70%	1.36%[c]

See page 62 for all footnotes.

TREASURY INSTRUMENTS FUND

	FST Capital Shares		
	For the Years Ended December 31,		
	2004	2003	2002 (commenced August 12)
Net asset value, beginning of period	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.009	0.007	0.01
Distributions to shareholders	(0.009)	(0.007)	(0.01)
Net asset value, end of period	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.93%	0.74%	0.52%
Net assets, end of period (in 000s)	$17,035	$22,662	$13,614
Ratio of net expenses to average net assets	0.35%	0.35%	0.35%[c]
Ratio of net investment income to average net assets	0.89%	0.70%	1.09%[c]
Ratios assuming no expense reductions			
Ratio of total expenses to average net assets	0.39%	0.40%	0.40%[c]
Ratio of net investment income to average net assets	0.85%	0.65%	1.04%[c]

See page 62 for all footnotes.

GOVERNMENT FUND

	FST Capital Shares		
	For the Years Ended December 31,		
	2004	2003	2002 (commenced August 12)
Net asset value, beginning of period	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.011	0.009	0.01
Distributions to shareholders	(0.011)	(0.009)	(0.01)
Net asset value, end of period	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.08%	0.89%	0.54%
Net assets, end of period (in 000s)	$95,441	$117,416	$27,460
Ratio of net expenses to average net assets	0.33%	0.33%	0.33%[c]
Ratio of net investment income to average net assets	1.10%	0.87%	1.18%[c]
Ratios assuming no expense reductions			
Ratio of total expenses to average net assets	0.37%	0.37%	0.37%[c]
Ratio of net investment income to average net assets	1.06%	0.83%	1.14%[c]

See page 62 for all footnotes.

FEDERAL FUND

	FST Capital Shares		
	For the Years Ended December 31,		
	2004	2003	2002 (commenced August 12)
Net asset value, beginning of period	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.010	0.008	0.01
Distributions to shareholders	(0.010)	(0.008)	(0.01)
Net asset value, end of period	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.03%	0.84%	0.53%
Net assets, end of period (in 000s)	$ 3,823	$ 4,748	$ 1
Ratio of net expenses to average net assets	0.35%	0.35%	0.35%[c]
Ratio of net investment income to average net assets	1.01%	0.77%	1.43%[c]
Ratios assuming no expense reductions			
Ratio of total expenses to average net assets	0.37%	0.37%	0.37%[c]
Ratio of net investment income to average net assets	0.99%	0.75%	1.41%[c]

See page 62 for all footnotes.

TAX-FREE MONEY MARKET FUND

	FST Capital Shares		
	For the Years Ended December 31,		
	2004	2003	2002 (commenced August 12)
Net asset value, beginning of period	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.009	0.007	—[d]
Distributions to shareholders	(0.009)	(0.007)	—[d]
Net asset value, end of period	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.89%	0.74%	0.44%
Net assets, end of period (in 000s)	$32,599	$ 2,784	$7,222
Ratio of net expenses to average net assets	0.33%	0.33%	0.33%[c]
Ratio of net investment income to average net assets	0.93%	0.75%	0.94%[c]
Ratios assuming no expense reductions			
Ratio of total expenses to average net assets	0.37%	0.37%	0.37%[c]
Ratio of net investment income to average net assets	0.89%	0.71%	0.90%[c]

See page 62 for all footnotes.

Footnotes:

a *Calculated based on the average shares outstanding methodology.*

b *Assumes reinvestment of all distributions. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions. Returns for periods less than a full year are not annualized.*

c *Annualized.*

d *Less than $.005 per share.*



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Index

Financial Square Funds
Prospectus (FST Capital Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550. You can also access and download the annual and semi-annual reports and the Additional Statement at the Funds' website: http://www.gs.com/funds.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-621-2550
- By mail: Goldman Sachs Funds, P.O. Box 06050
Chicago, IL 60606-6306
- By e-mail: gs-funds@gs.com
- On the Internet: SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs

Asset
Management

Prospectus

ILA Cash Management Shares

April 29, 2005

GOLDMAN SACHS INSTITUTIONAL LIQUID ASSETS

- Prime Obligations Portfolio
- Money Market Portfolio
- Treasury Obligations Portfolio
- Treasury Instruments Portfolio
- Government Portfolio
- Federal Portfolio
- Tax-Exempt Diversified Portfolio
- Tax-Exempt California Portfolio
- Tax-Exempt New York Portfolio


S.P.CO.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH A FUND SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN A FUND.


Goldman Sachs

Asset Management

General Investment Management Approach

Goldman Sachs Asset Management, L.P. (''GSAM®'') serves as Investment Adviser to the Institutional Liquid Assets Portfolios (the ''Funds''). GSAM is referred to in this Prospectus as the ''Investment Adviser.''

Goldman Sachs' Money Market Investment Philosophy:

The Money Market Funds are managed to seek preservation of capital, daily liquidity and maximum current income. With each Fund, the Investment Adviser follows a conservative, risk-managed investment process that seeks to:

- Manage credit risk
- Manage interest rate risk
- Manage liquidity

Since 1981, the Investment Adviser has actively managed the Goldman Sachs Money Market Funds to provide investors with the greatest possible preservation of principal and income potential.

Investment Process

1. Managing Credit Risk

The Investment Adviser's process for managing risk emphasizes:

- ***Intensive research***—The Credit Department, a separate operating entity of Goldman, Sachs & Co., (''Goldman Sachs''), approves all money market fund eligible securities for the Funds. Sources for the Credit Department's analysis include third-party inputs, such as financial statements and media sources, ratings releases and company meetings, as well as the Investment Research, Legal and Compliance departments of Goldman Sachs.
- ***Timely updates***—A Credit Department-approved list of securities is continuously communicated on a ''real-time'' basis to the portfolio management team via computer link.

The Result: An ''approved'' list of high-quality credits—The Investment Adviser's portfolio management team uses this approved list to construct portfolios which offer the best available risk-return tradeoff within the ''approved'' credit universe.

2. Managing Interest Rate Risk

Three main steps are followed in seeking to manage interest rate risk:

- ***Establish weighted average maturity (''WAM'') target***—WAM (the weighted average time until the yield of a portfolio reflects any changes in the current interest rate environment) is constantly revisited and adjusted as market conditions change. An overall strategy is developed by the portfolio management team based on insights gained from weekly meetings with both Goldman Sachs economists and economists from outside the firm.
- ***Implement optimum portfolio structure***—Proprietary models that seek the optimum balance of risk and return, in conjunction with the Investment Adviser's analysis of factors such as market events, short-term interest rates and each Fund's asset volatility, are used to identify the most effective portfolio structure.
- ***Conduct rigorous analysis of new securities***—The Investment Adviser's five-step process includes legal, credit, historical index and liquidity analysis, as well as price stress testing to determine suitability for money market mutual funds.

3. Managing Liquidity

Factors that the Investment Adviser's portfolio managers continuously monitor and that affect liquidity of a money market portfolio include:

- Each Fund's investors and factors that influence their asset volatility;
- Technical events that influence the trading range of federal funds and other short-term fixed-income markets; and
- Bid-ask spreads associated with securities in the portfolios.

Benchmarks for the Money Market Funds are the **iMoneyNet, Inc. Indices**. Each Fund uses the iMoneyNet Index which best corresponds to the Fund's eligible investments.

References in this Prospectus to a Fund's benchmark are for informational purposes only, and unless otherwise noted are not an indication of how a particular Fund is managed.

- ***The Funds:*** Each Fund's securities are valued by the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940, as amended (the ''Act''). Under Rule 2a-7, each Fund may invest only in U.S. dollar-denominated securities that are determined to present minimal credit risk and meet certain other criteria including conditions relating to maturity, diversification and credit quality. These operating policies may be more restrictive than the fundamental policies set forth in the Statement of Additional Information (the ''Additional Statement'').
  - ***Taxable Funds:*** Prime Obligations, Money Market, Treasury Obligations and Government Portfolios.
  - ***Tax-Advantaged Funds:*** Treasury Instruments and Federal Portfolios.
  - ***Tax-Exempt Funds:*** Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios.
- ***The Investors:*** The Funds are designed for investors seeking a high rate of return, a stable net asset value (''NAV'') and convenient liquidation privileges. The Funds are particularly suitable for banks, corporations and other financial institutions that seek investment of short-term funds for their own accounts or for the accounts of their customers.
- ***NAV:*** Each Fund seeks to maintain a stable NAV of $1.00 per share. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.
- ***Maximum Remaining Maturity of Portfolio Investments:*** 13 months (as determined pursuant to Rule 2a-7) at the time of purchase.
- ***Dollar-Weighted Average Portfolio Maturity:*** Not more than 90 days (as required by Rule 2a-7).
- ***Investment Restrictions:*** Each Fund is subject to certain investment restrictions that are described in detail under ''Investment Restrictions'' in the Additional Statement. Fundamental investment restrictions and the investment objective of a Fund (except the Tax-Exempt California and Tax-Exempt New York Portfolios' objectives of providing shareholders with income exempt from California personal income tax and New York State and New York City personal income taxes, respectively) cannot be changed without approval of a majority of the outstanding shares of that Fund. The Treasury Obligations Portfolio's policy of limiting its investments to U.S. Treasury Obligations (as defined in Appendix A) and related repurchase agreements is also fundamental. All investment policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval.
- ***Diversification:*** Diversification can help a Fund reduce the risks of investing. In accordance with current regulations of the Securities and Exchange Commission (the ''SEC''), each Fund may not invest more than 5% of the value of its total assets at the time of purchase in the securities of any single issuer with these

exceptions: (a) the Tax-Exempt California and Tax-Exempt New York Portfolios may each invest up to 25% of their total assets in five or fewer issuers; and (b) each of the other Funds may invest up to 25% of its total assets in the securities of a single issuer for up to three business days. These limitations do not apply to cash, certain repurchase agreements, U.S. Government Securities (as defined in Appendix A) or securities of other investment companies. In addition, securities subject to certain unconditional guarantees are subject to different diversification requirements as described in the Additional Statement.

Fund Investment Objectives and Strategies

INVESTMENT OBJECTIVES

Taxable and Tax-Advantaged Funds:

The Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government and Federal Portfolios seek to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity by investing exclusively in high quality money market instruments.

The Prime Obligations and Money Market Portfolios pursue their investment objectives by investing in U.S. Government Securities, obligations of U.S. banks, commercial paper and other short-term obligations of U.S. companies, states, municipalities and other entities and repurchase agreements. The Money Market Portfolio may also invest in U.S. dollar-denominated obligations of foreign banks, foreign companies and foreign governments.

The Treasury Obligations Portfolio pursues its investment objective by investing only in securities issued by the U.S. Treasury and repurchase agreements relating to such securities. The Government Portfolio pursues its investment objective by investing, directly or indirectly, only in U.S. Government Securities and repurchase agreements relating to such securities.

The Treasury Instruments and Federal Portfolios pursue their investment objectives by limiting their investments only to certain U.S. Treasury Obligations and U.S. Government Securities, respectively, the interest from which is generally exempt from state income taxation. You should consult your tax adviser to determine whether distributions from the Treasury Instruments and Federal Portfolios (and any other Fund that may hold such obligations) derived from interest on such obligations are exempt from state income taxation in your own state.

Tax-Exempt Funds:

The Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios seek to provide shareholders, to the extent consistent with the preservation of capital and prescribed portfolio standards, with a high level of income exempt from federal income tax by investing primarily in municipal obligations.

In addition, the Tax-Exempt California and Tax-Exempt New York Portfolios seek to provide shareholders with income exempt from California personal income tax and New York State and New York City personal income taxes, respectively, by investing in obligations the interest on which is exempt from these taxes. (These instruments are called ''California obligations'' and ''New York obligations'' in this Prospectus.)

The Tax-Exempt Funds pursue their investment objectives by investing in securities issued by or on behalf of states, territories, and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia, the interest from which, if any, is in the opinion of bond counsel excluded from gross income for federal income tax purposes, and generally not an item of tax preference under the federal alternative minimum tax (''AMT'').

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual and semi-annual reports. For more information see Appendix A. The Funds publish their complete portfolio holdings on the Funds' website (http://www.gs.com/funds). The Prime Obligations and Money Market Portfolios publish their holdings as of the end of each month subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. The other Funds publish their holdings as of the end of each calendar quarter subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. This information will be available on the website until the date on which a Fund files its next quarterly portfolio holdings report on Form N-CSR or Form N-Q with the SEC. In addition, a description of the Funds' policies and procedures with respect to the disclosure of a Fund's portfolio securities is available in the Funds' Additional Statement.

Investment Policies Matrix

Fund	U.S. Treasury Obligations	U.S. Government Securities	Bank Obligations	Commercial Paper
Prime Obligations	■[1]	■	■ U.S. banks only[2]	■
Money Market	■[1]	■	■ Over 25% of total assets must be invested in U.S. and foreign (US$) banks[3]	■ U.S. and foreign (US$) commercial paper
Treasury Obligations	■[4]			
Treasury Instruments	■[4]			
Government	■[1]	■		
Federal	■[1]	■		
Tax-Exempt Diversified				■ Tax-exempt only
Tax-Exempt California				■ Tax-exempt only
Tax-Exempt New York				■ Tax-exempt only

See page 10 for all footnotes.

Short-Term Obligations of Corporations and Other Entities	Repurchase Agreements	Asset-Backed and Receivables-Backed Securities[5]	Foreign Government Obligations (US$)
■ U.S. entities only	■	■	
■ U.S. and foreign (US$) entities	■	■	■[6]
	■		
	■		
	■ (Does not intend to invest)		

See page 10 for all footnotes.

Investment Policies Matrix continued

Fund	Municipals	Custodial Receipts	Unrated Securities[9]	Investment Companies
Prime Obligations	■[7]	■	■	■ Up to 10% of total assets in other investment companies
Money Market	■[7]	■	■	■ Up to 10% of total assets in other investment companies
Treasury Obligations				
Treasury Instruments				
Government				■ Up to 10% of total assets in other investment companies
Federal				
Tax-Exempt Diversified	■ At least 80% of net assets in tax-exempt municipal obligations (except in extraordinary circumstances)[8]	■	■	■ Up to 10% of total assets in other investment companies
Tax-Exempt California	At least 80% of net assets in tax-exempt municipal obligations and at least 80% of net assets in California obligations (except in extraordinary circumstances)[8]	■	■	■ Up to 10% of total assets in other investment companies
Tax-Exempt New York	At least 80% of net assets in tax-exempt municipal obligations and at least 80% of net assets in New York obligations (except in extraordinary circumstances)[8]	■	■	■ Up to 10% of total assets in other investment companies

See page 10 for all footnotes.

Private Activity Bonds	Credit Quality[9]	Summary of Taxation for Distributions[13]	Miscellaneous
■	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
■	First Tier[12]	Taxable federal and state[14]	May invest in obligations of the International Bank for Reconstruction and Development. Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and generally exempt from state taxation	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and generally exempt from state taxation	Under extraordinary circumstances, may hold cash, U.S. Government Securities subject to state taxation or cash equivalents. Reverse repurchase agreements not permitted.
■ Does not intend to invest if subject to AMT[10,11]	First Tier[12]	Tax-exempt federal and taxable state[15]	May (but does not currently intend to) invest up to 20% of net assets in securities subject to AMT and may temporarily invest in the taxable money market instruments described herein. Reverse repurchase agreements not permitted.
■ Does not intend to invest if subject to AMT[10,11]	First Tier[12]	Tax-exempt federal and California State	May (but does not currently intend to) invest up to 20% of net assets in securities subject to AMT and may temporarily invest in the taxable money market instruments described herein. Reverse repurchase agreements not permitted.
■ (not more than 20% of net assets)[11]	First Tier[12]	Tax-exempt federal, New York State and New York City	May invest up to 20% of net assets in securities subject to AMT and may temporarily invest in the taxable money market instruments described herein. Reverse repurchase agreements not permitted.

See page 10 for all footnotes.

Note: See Appendix A for a description of, and certain criteria applicable to, each of these categories of investments.

[1] *Issued or guaranteed by the U.S. Treasury.*

[2] *Including foreign branches of U.S. banks.*

[3] *If adverse economic conditions prevail in the banking industry (such as substantial losses on loans, increases in non-performing assets and charge-offs and declines in total deposits), the Fund may, for temporary defensive purposes, invest less than 25% of its total assets in bank obligations.*

[4] *Issued by the U.S. Treasury.*

[5] *To the extent required by Rule 2a-7, asset-backed and receivables-backed securities will be rated by the requisite number of nationally recognized statistical rating organizations (''NRSROs'').*

[6] *The Money Market Portfolio may invest in U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government. The Fund may also invest in U.S. dollar-denominated obligations issued or guaranteed by any entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of NRSROs. The Fund may not invest more than 25% of its total assets in the securities of any one foreign government.*

[7] *Will only make such investments when yields on such securities are attractive compared to other taxable investments.*

[8] *Ordinarily expect that 100% of a Fund's assets will be invested in municipal obligations, but the Funds may, for temporary defensive purposes, hold cash or invest in short-term taxable securities.*

[9] *To the extent permitted by Rule 2a-7, securities without short-term ratings may be purchased if they are deemed to be of comparable quality to First Tier Securities. In addition, a Fund holding a security supported by a guarantee or demand feature may rely on the credit quality of the guarantee or demand feature in determining the credit quality of the investment.*

[10] *If such policy should change, private activity bonds subject to AMT would not exceed 20% of a Fund's net assets under normal market conditions.*

[11] *No more than 25% of the value of a Fund's total assets may be invested in industrial development bonds or similar obligations where the non-governmental entities supplying the revenues from which such bonds or obligations are to be paid are in the same industry.*

[12] *First Tier Securities are (a) rated in the highest short-term rating category by at least two NRSROs, or if only one NRSRO has assigned a rating, by that NRSRO; or (b) issued or guaranteed by, or otherwise allow a Fund under certain conditions to demand payment from, an entity with such ratings. U.S. Government Securities are considered First Tier Securities.*

[13] *See ''Taxation'' for an explanation of the tax consequences summarized in the table above.*

[14] *Taxable in many states except for distributions from U.S. Treasury Obligation interest income and certain U.S. Government Securities interest income.*

[15] *Taxable except for distributions from interest on obligations of an investor's state of residence in certain states.*



[This page intentionally left blank]

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	Prime Obligations Portfolio	Money Market Portfolio	Treasury Obligations Portfolio	Treasury Instruments Portfolio
NAV	•	•	•	•
Interest Rate	•	•	•	•
Credit/Default	•	•	•	•
Liquidity	•	•	•	•
U.S. Government Securities	•	•	—	—
Concentration	—	—	—	—
Foreign	—	•	—	—
Banking Industry	—	•	—	—
Tax	—	—	—	—
California/New York	—	—	—	—

Government Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	—	—	—
—	—	•	•	•
—	—	—	—	—
—	—	—	—	—
—	—	•	•	•
—	—	—	•	•

Risks that apply to all Funds:

- ***NAV Risk***—The risk that a Fund will not be able to maintain a NAV per share of $1.00 at all times.
- ***Interest Rate Risk***—The risk that during periods of rising interest rates, a Fund's yield (and the market value of its securities) will tend to be lower than prevailing market rates; in periods of falling interest rates, a Fund's yield will tend to be higher.
- ***Credit/Default Risk***—The risk that an issuer or guarantor of a security, or a bank or other financial institution that has entered into a repurchase agreement, may default on its payment obligations. In addition, with respect to the Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios, this risk includes the risk of default on foreign letters of credit, guarantees or insurance policies that back municipal securities.
- ***Liquidity Risk***—The risk that a Fund will be unable to pay redemption proceeds within the time period stated in this Prospectus, because of unusual market conditions, an unusually high volume of redemption requests, or other reasons.

Risk that applies to the Prime Obligations, Money Market, Government and Federal Portfolios:

- ***U.S. Government Securities Risk***—The risk that the U.S. government will not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. Although many U.S. Government Securities purchased by the Funds, such as those issued by the Federal National Mortgage Association (''Fannie Mae''), Federal Home Loan Mortgage Corporation (''Freddie Mac'') and Federal Home Loan Banks may be chartered or sponsored by Acts of Congress, their securities are neither issued nor guaranteed by the United States Treasury and, therefore, are not backed by the full faith and credit of the United States. The maximum potential liability of the issuers of some U.S. Government Securities held by a Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

Risks that apply to the Money Market Portfolio:

- ***Foreign Risk***—The risk that a foreign security could lose value as a result of political, financial and economic events in foreign countries, less publicly available financial and other information, less stringent foreign securities regulations and accounting and disclosure standards, or other factors. The Money Market Portfolio may not invest more than 25% of its total assets in the securities of any one foreign government.
- ***Banking Industry Risk***—The risk that if the Fund invests more than 25% of its total assets in bank obligations, an adverse development in the banking industry

may affect the value of the Fund's investments more than if the Fund's investments were not invested to such a degree in the banking industry. Normally, the Money Market Portfolio intends to invest more than 25% of its total assets in bank obligations. Banks may be particularly susceptible to certain economic factors such as interest rate changes, adverse developments in the real estate market, fiscal and monetary policy and general economic cycles.

Risks that apply to the Tax-Exempt Funds:

- ***Concentration Risk***—The risk that if a Fund invests more than 25% of its total assets in issuers within the same state, industry or economic sector, an adverse economic, business or political development may affect the value of the Fund's investments more than if its investments were not so concentrated.
- ***Tax Risk***—The risk that future legislative or administrative changes or court decisions may materially affect the value of a Fund's portfolio and/or the ability of a Fund to pay federal tax-exempt dividends (in the case of each of these Funds) and state tax-exempt dividends (in the case of the Tax-Exempt California and Tax-Exempt New York Portfolios). These Funds would not be a suitable investment for IRAs, other tax-exempt or tax deferred accounts or for other investors who are not sensitive to the federal, state or local tax consequences of these investments.
- ***California/New York Risks***—The Tax-Exempt California and Tax-Exempt New York Portfolios intend to invest primarily in California municipal obligations and New York municipal obligations, respectively. The investments of these Funds will, therefore, be affected by political and economic developments within these states, and by the financial condition of these states, their public authorities and political sub-divisions. If California, New York, or any of their local governmental entities are unable to meet their financial obligations, the corresponding Fund's income, NAV, and ability to preserve or realize appreciation of capital or liquidity could be adversely affected. The Tax-Exempt California and Tax-Exempt New York Portfolios are classified as ''non-diversified'' for regulatory purposes. See Appendix A in this Prospectus for more information concerning the risks of investing in California and New York.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table below provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's ILA Cash Management Shares from year to year; and (b) the average annual total returns of a Fund's ILA Cash Management Shares. Investors should be aware that the fluctuation of interest rates is one primary factor in performance volatility. The bar chart (including ''Best Quarter'' and ''Worst Quarter'' information) and table assume reinvestment of dividends and distributions. A Fund's past performance is not necessarily an indication of how the Fund will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced. You may obtain a Fund's current yield by calling 1-800-621-2550.

Prime Obligations Portfolio


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q3 '00 1.43%
Worst Quarter*
Q1 '04 0.04%
4.30%
5.54%
3.20%
0.87%
0.27%
0.45%
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Cash Management Shares (Inception 5/1/98)	0.45%	2.05%	2.65%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Money Market Portfolio



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q3 '00 1.45%
Worst Quarter*
Q1 '04 0.05%
4.32%
5.60%
3.43%
0.95%
0.32%
0.48%
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Cash Management Shares (Inception 5/1/98)	0.48%	2.14%	2.72%

* *Please note that ''Best Quarter and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Treasury Obligations Portfolio


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q1 '01 1.16%
Worst Quarter*
Q1 '04 0.03%
3.03%
0.85%
0.26%
0.40%
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	Since Inception
Cash Management Shares (Inception 8/1/00)	0.40%	1.55%

* *Please note that ''Best Quarter and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Treasury Instruments Portfolio


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q1 '01 1.17%
Worst Quarter*
Q1 '04 0.03%
3.00%
0.75%
0.23%
0.38%
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	Since Inception
Cash Management Shares (Inception 8/1/00)	0.38%	1.48%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Government Portfolio


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q3 '00 1.42%
Worst Quarter*
Q1 '04 0.04%
4.18%
5.50%
3.10%
0.76%
0.26%
0.45%
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Cash Management Shares (Inception 5/1/98)	0.45%	1.99%	2.58%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Federal Portfolio



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q1 '01 1.19%
Worst Quarter*
Q1 '04 0.03%
3.31%
0.89%
0.27%
0.42%
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	Since Inception
Cash Management Shares (Inception 8/1/00)	0.42%	1.64%

** Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Tax-Exempt Diversified Portfolio


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q2 '00 0.86%
Worst Quarter*
Q1 '04 0.04%
2.30%
3.19%
1.85%
0.79%
0.33%
0.33%
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Cash Management Shares (Inception 5/1/98)	0.33%	1.29%	1.57%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Tax-Exempt California Portfolio


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q2 '00 0.76%
Worst Quarter*
Q1 '04 0.04%
2.02%
2.63%
1.50%
0.68%
0.33%
0.32%
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Cash Management Shares (Inception 5/1/98)	0.32%	1.09%	1.34%

* *Please note that ''Best Quarter and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Tax-Exempt New York Portfolio


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q2 '00 0.83%
Worst Quarter*
Q1 '04 0.04%
2.17%
3.02%
1.64%
0.66%
0.31%
0.33%
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Cash Management Shares (Inception 5/1/98)	0.33%	1.19%	1.46%

* *Please note that "Best Quarter" and "Worst Quarter" figures are applicable only to the time period covered by the bar chart.*

Fund Fees and Expenses (Cash Management Shares)

This table describes the fees and expenses that you would pay if you buy and hold ILA Cash Management Shares of a Fund.

	Prime Obligations Portfolio	Money Market Portfolio	Treasury Obligations Portfolio
Shareholder Fees **(Fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	None	None	None
Maximum Deferred Sales Charge (Load)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[1]			
Management Fees	0.35%	0.35%	0.35%
Distribution (12b-1) Fees[2]	0.50%	0.50%	0.50%
Service Fees[3]	0.50%	0.50%	0.50%
Other Expenses[4*]	0.12%	0.07%	0.08%
Total Fund Operating Expenses[5*]	1.47%	1.42%	1.43%

See page 28 for all other footnotes.

* *As a result of waivers and expense limitations, "Other Expenses" and "Total Fund Operating Expenses" of the Funds which are actually incurred are as set forth below. The waivers and expense limitations may be modified or terminated at any time at the option of the Investment Adviser and, with respect to the expense limitation described in footnote 5, with the approval of the Trustees. If this occurs, "Other Expenses" and "Total Fund Operating Expenses" may increase without shareholder approval.*

	Prime Obligations Portfolio	Money Market Portfolio	Treasury Obligations Portfolio
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]			
Management Fees	*0.35%*	*0.35%*	*0.35%*
Distribution (12b-1) Fees[2]	*0.07%*	*0.07%*	*0.07%*
Service Fees[3,6]	*0.50%*	*0.50%*	*0.50%*
Other Expenses[4]	*0.08%*	*0.07%*	*0.08%*
Total Fund Operating Expenses (after current expense limitations)[5,6]	*1.00%*	*0.99%*	*1.00%*

Treasury Instruments Portfolio	Government Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
None	None	None	None	None	None
None	None	None	None	None	None
None	None	None	None	None	None
None	None	None	None	None	None
None	None	None	None	None	None
0.35%	0.35%	0.35%	0.35%	0.35%	0.35%
0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
0.09%	0.21%	0.06%	0.06%	0.10%	0.11%
1.44%	1.56%	1.41%	1.41%	1.45%	1.46%

Treasury Instruments Portfolio	Government Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
0.35%	*0.35%*	*0.35%*	*0.35%*	*0.35%*	*0.35%*
0.07%	*0.07%*	*0.07%*	*0.07%*	*0.07%*	*0.07%*
0.50%	*0.50%*	*0.50%*	*0.50%*	*0.50%*	*0.50%*
0.08%	*0.08%*	*0.06%*	*0.06%*	*0.08%*	*0.08%*
1.00%	*1.00%*	*0.98%*	*0.98%*	*1.00%*	*1.00%*

[1] *The Funds' annual operating expenses are based on actual expenses for the fiscal year ended December 31, 2004.*

[2] *Goldman Sachs has voluntarily agreed to limit a portion of the distribution fees attributable to Cash Management Shares of each Fund equal to 0.07% of such Fund's average daily net assets. The waiver may be terminated at any time at the option of Goldman Sachs. If this occurs, the distribution fees attributable to Cash Management Shares of each Fund will increase to 0.50% of each Fund's average daily net assets.*

[3] *Service Organizations may charge other fees directly to their customers who are the beneficial owners of Cash Management Shares in connection with their customers' accounts. Such fees may affect the return such customers realize with respect to their investments.*

[4] *''Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of each Fund's Cash Management Shares plus all other ordinary expenses not detailed above.*

[5] *The Investment Adviser has voluntarily agreed to reduce or limit ''Total Fund Operating Expenses'' of each Fund such that Total Fund Operating Expenses (excluding taxes, interest, brokerage fees, litigation, indemnification, shareholder meeting, distribution fees, service fees and other extraordinary expenses) will not exceed 0.434% of each Fund's average daily net assets.*

[6] *The ''Service Fees'' and ''Total Fund Operating Expenses'' of the Funds (after any waivers and expense limitations) have been restated to reflect reductions in the waivers on service fees for the current year.*

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Cash Management Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Prime Obligations	$150	$465	$803	$1,757
Money Market	$145	$449	$776	$1,702
Treasury Obligations	$146	$452	$782	$1,713
Treasury Instruments	$147	$456	$787	$1,724
Government	$159	$493	$850	$1,856
Federal	$144	$446	$771	$1,691
Tax-Exempt Diversified	$144	$446	$771	$1,691
Tax-Exempt California	$148	$459	$792	$1,735
Tax-Exempt New York	$149	$462	$797	$1,746

Service Organizations that invest in Cash Management Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your Service Organization for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investment.

Certain Service Organizations that invest in Cash Management Shares may receive other compensation in connection with the sale and distribution of Cash Management Shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Payments to Intermediaries'' in the Additional Statement.

Service Providers

INVESTMENT ADVISER

Goldman Sachs Asset Management, L.P. (''GSAM''), 32 Old Slip, New York, New York 10005, has been registered as an investment adviser with the SEC since 1990 and is an affiliate of Goldman Sachs. As of December 31, 2004, GSAM, along with other units of the Investment Management Division of Goldman Sachs, had assets under management of $451.3 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser also performs the following services for the Funds:

- Continually manages each Fund, including the purchase, retention and disposition of securities and other assets
- Administers each Fund's business affairs
- Performs various recordholder servicing functions (to the extent not provided by other organizations)

Pursuant to SEC orders, certain Funds may enter into principal transactions in certain money market instruments, including repurchase agreements, with Goldman Sachs.

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Portfolio's average daily net assets):

Fund	Contractual Rate	Actual Rate For the Fiscal Year Ended December 31, 2004
Prime Obligations	0.35%	0.35%
Money Market	0.35%	0.35%
Treasury Obligations	0.35%	0.35%
Treasury Instruments	0.35%	0.35%
Government	0.35%	0.35%
Federal	0.35%	0.35%
Tax-Exempt Diversified	0.35%	0.35%
Tax-Exempt California	0.35%	0.35%
Tax-Exempt New York	0.35%	0.35%

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, P.O. Box 06050, Chicago, Illinois 60606-6306, also serves as each Fund's transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs is a full service investment banking, broker dealer, asset management and financial services organization and a major participant in global financial markets. As such, it acts as an investor, investment banker, research provider, investment manager, financer, advisor, market maker, trader, prime broker, lender, agent and principal, and has other direct and indirect interests, in the global fixed income, currency, commodity, equity and other markets in which the Funds directly and indirectly invest. Thus, it is likely that the Funds will have multiple business relationships with and will invest in, engage in transactions with, make voting decisions with respect to, or obtain services from entities for which Goldman Sachs performs or seeks to perform investment banking or other services. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs, its affiliates, and other accounts managed by Goldman Sachs and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. Furthermore, transactions undertaken by Goldman Sachs, its affiliates or Goldman Sachs advised clients may adversely impact the Funds. Transactions by one or more Goldman Sachs advised clients or the Investment Adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Funds. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a global financial services firm, Goldman Sachs also provides a wide range of investment banking and financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it may create markets or specialize in, have positions in and affect transactions in, securities of issuers held by the Funds, and may also perform or seek to perform investment banking and

financial services for those issuers. Goldman Sachs and its affiliates may have business relationships with and purchase or distribute or sell services or products from or to distributors, consultants or others who recommend the Funds or who engage in transactions with or for the Funds. For more information about conflicts of interest, see the Additional Statement.

Under a securities lending program approved by the Funds' Board of Trustees, the Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Fund to the extent that the Funds engage in the securities lending program. For these services, the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Funds' investment of the cash received as collateral for the loaned securities. In addition, the Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Funds' portfolio investment transactions.

LEGAL PROCEEDINGS

On April 2, 2004, Lois Burke, a plaintiff identifying herself as a shareholder of the Goldman Sachs Internet Tollkeeper Fund, filed a purported class and derivative action lawsuit in the United States District Court for the Southern District of New York against The Goldman Sachs Group, Inc. (''GSG''), Goldman Sachs Asset Management, L.P. (''GSAM''), the Trustees and Officers of the Goldman Sachs Trust (the ''Trust''), and John Doe Defendants. In addition, certain investment portfolios of the Trust were named as nominal defendants. On April 19 and May 6, 2004, additional class and derivative action lawsuits containing substantially similar allegations and requests for redress were filed in the United States District Court for the Southern District of New York. On June 29, 2004, the three complaints were consolidated into one action, *In re Goldman Sachs Mutual Funds Fee Litigation*, and on November 17, 2004, the plaintiffs filed a consolidated amended complaint against GSG, GSAM, Goldman Sachs Asset Management International (''GSAMI''), Goldman, Sachs & Co., the Trustees and Officers of the Trust and John Doe Defendants (collectively, the ''Defendants'') in the United States District Court for the Southern District of New York. Certain investment portfolios of the Trust and Goldman Sachs Variable Insurance Trust (collectively, the ''Goldman Sachs Funds'') were also named as nominal defendants in the amended complaint.

The consolidated amended complaint, which is brought on behalf of all persons or entities who held shares in the Goldman Sachs Funds between April 2, 1999 and January 9, 2004, inclusive (the ''Class Period''), asserts claims involving

(i) violations of the Act, the Investment Advisers Act of 1940, and New York General Business Law; (ii) common law breach of fiduciary duty; (iii) aiding and abetting breach of fiduciary duty; and (iv) unjust enrichment. The complaint alleges, among other things, that during the Class Period, the Defendants made improper and excessive brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds and omitted statements of fact in registration statements and reports filed pursuant to the Act which were necessary to prevent such registration statements and reports from being materially false and misleading. In addition, the complaint alleges that the Goldman Sachs Funds paid excessive and improper investment advisory fees to GSAM and GSAMI. The complaint also alleges that GSAM and GSAMI used Rule 12b-1 fees for improper purposes and made improper use of soft dollars. The complaint further alleges that the Trust's Officers and Trustees breached their fiduciary duties in connection with the foregoing. The plaintiffs in the cases are seeking compensatory damages; punitive damages; rescission of GSAM's and GSAMI's investment advisory agreement and return of fees paid; an accounting of all Goldman Sachs Funds-related fees, commissions and soft dollar payments; restitution of all unlawfully or discriminatorily obtained fees and charges; and reasonable costs and expenses, including counsel fees and expert fees.

Based on currently available information, GSAM and GSAMI believe that the likelihood that the pending purported class and derivative action lawsuit will have a material adverse financial impact on the Goldman Sachs Funds is remote, and the pending action is not likely to materially affect their ability to provide investment management services to their clients, including the Goldman Sachs Funds.

Dividends

All or substantially all of each Fund's net investment income will be declared as a dividend daily. Dividends will normally, but not always, be declared as of 4:00 p.m. New York time as a dividend and distributed monthly. You may choose to have dividends paid in:

- Cash
- Additional shares of the same class of the same Fund

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time. If you do not indicate any choice, dividends and distributions will be reinvested automatically in the applicable Fund.

Dividends will be reinvested as of the last calendar day of each month. Cash distributions normally will be paid on or about the first business day of each month. Net short-term capital gains, if any, will be distributed in accordance with federal income tax requirements and may be reflected in a Fund's daily distributions.

Each Fund may distribute at least annually other realized capital gains, if any, after reduction by available capital losses. In order to avoid excessive fluctuations in the amount of monthly capital gains distributions, a portion of any net capital gains realized on the disposition of securities during the months of November and December may be distributed during the subsequent calendar year. The realized gains and losses are not expected to be of an amount which would affect the Fund's NAV of $1.00 per share.

The income declared as a dividend for the Treasury Obligations Portfolio is based on estimates of net investment income for the Fund. Actual income may differ from estimates, and differences, if any, will be included in the calculation of subsequent dividends.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' Cash Management Shares.

HOW TO BUY SHARES

How Can I Purchase Cash Management Shares Of The Funds?

Generally, Cash Management Shares may be purchased only through institutions that have agreed to provide account administration and personal and account maintenance services to their customers who are the beneficial owners of Cash Management Shares. These institutions are called ''Service Organizations.'' Customers of a Service Organization will normally give their purchase instructions to the Service Organization, and the Service Organization will, in turn, place purchase orders with Goldman Sachs. Service Organizations will set times by which purchase orders and payments must be received by them from their customers. Generally, Cash Management Shares may be purchased from the Funds on any business day at their NAV next determined after receipt of an order by Goldman Sachs from a Service Organization. Shares begin earning dividends after the Fund's receipt of the purchase amount in federal funds. No sales load is charged.

Service Organizations are responsible for transmitting purchase orders and payments to Goldman Sachs in a timely fashion. Service Organizations should place a purchase order in writing or by telephone.

By Writing:	Goldman Sachs Funds P.O. Box 06050 Chicago, Illinois 60606-6306
By Telephone:	1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Before or immediately after placing an initial purchase order, a Service Organization should complete and send to Goldman Sachs the Account Application.

Service Organizations may send their payments as follows:

- Wire federal funds to The Northern Trust Company (''Northern''), as sub-custodian for State Street Bank and Trust Company (''State Street'') (each Fund's custodian); ***or***
- Send a check or Federal Reserve draft payable to Goldman Sachs Funds – (Name of Fund and Class of Shares), P.O. Box 06050, Chicago, IL 60606-6306. The Funds will not accept checks drawn on foreign banks, third-party checks, cashier's checks or official checks, temporary checks, electronic checks, drawer checks, cash, money orders, travelers' cheques or credit card checks.

It is strongly recommended that payment be effected by wiring federal funds to Northern.

It is expected that Federal Reserve drafts will ordinarily be converted to federal funds on the day of receipt and that checks will be converted to federal funds within two business days after receipt.

When Do Shares Begin Earning Dividends?

Dividends begin to accrue as follows:

If an effective order and federal funds are received:	Dividends begin:
Treasury Obligations Portfolio:	
■ By 4:00 p.m. New York time	Same business day
■ After 4:00 p.m. New York time	Next business day
Prime Obligations, Money Market, Government, Treasury Instruments and Federal Portfolios:	
■ By 3:00 p.m. New York time	Same business day
■ After 3:00 p.m. New York time	Next business day
Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios:	
■ By 1:00 p.m. New York time	Same business day
■ After 1:00 p.m. New York time	Next business day

What Do I Need To Know About Service Organizations?

Service Organizations may provide the following services in connection with their customers' investments in Cash Management Shares:

- Acting, directly or through an agent, as the sole shareholder of record
- Maintaining account records for customers
- Processing orders to purchase, redeem or exchange shares for customers
- Responding to inquiries from prospective and existing shareholders
- Assisting customers with investment procedures
- Developing, maintaining and supporting systems necessary to support accounts for cash management services

Some (but not all) Service Organizations are authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized Service Organization or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.
- Service Organizations or intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your Service Organization directly to learn whether it is authorized to accept orders for the Trust.

Pursuant to a service plan adopted by the Trust's Board of Trustees, Service Organizations are entitled to receive payment for their services from the Trust of up to 0.50% (on an annualized basis) of the average daily net assets of the Cash Management Shares of the Funds, which are attributable to or held in the name of the Service Organization for its customers.

The Investment Adviser, Distributor and/or their affiliates also may make additional payments to Service Organizations and other financial intermediaries (''Intermediaries'') from time to time to promote the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. These payments are made out of the Investment Adviser's, Distributor's and/or their affiliates' own assets, and are not an additional charge to the Funds. The payments are in addition to the distribution and service fees described in this Prospectus. Such payments are intended to compensate Intermediaries for, among other things: marketing shares of the Funds and other Goldman Sachs Funds, which may consist of payments relating to Funds included on preferred or recommended fund lists or in certain sales programs from time to time sponsored by the Intermediaries; access to the Intermediaries' registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; and/or other specified services intended to assist in the distribution and marketing of the Funds and other Goldman Sachs Funds. The payments may also, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote the sale of shares, as well as sponsor various educational programs, sales contests and/or promotions. The additional payments by the Investment Adviser, Distributor and/or their affiliates may also compensate Intermediaries for subaccounting, administrative and/or shareholder processing services that are in addition to the fees paid for these services by the

Funds. The amount of these additional payments is normally not expected to exceed 0.50% (annualized) of the amount sold or invested through the Intermediaries. Please refer to the ''Payments to Intermediaries'' section of the Additional Statement for more information about these payments.

The payments made by the Investment Adviser, Distributor and/or their affiliates may be different for different Intermediaries. The presence of these payments and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered representative or salesperson to highlight, feature or recommend Funds based, at least in part, on the level of compensation paid. You should contact your Service Organization or other Intermediary for more information about the payments it receives and any potential conflicts of interest.

In addition to Cash Management Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services than Cash Management Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

The Funds do not have any minimum purchase or account requirements with respect to Cash Management Shares. A Service Organization may, however, impose a minimum amount for initial and subsequent investments in Cash Management Shares, and may establish other requirements such as a minimum account balance. A Service Organization may redeem Cash Management Shares held by non-complying accounts, and may impose a charge for any special services.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Modify or waive the minimum investment and minimum account balance requirement.
- Reject any purchase order for any reason.

The Board of Trustees of the Trust has not adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares in light of the nature and high quality of the Funds' investments. Each Fund reserves the right, however, to refuse a purchase or exchange order if management of the Trust believes that the transaction may not be in the best interests of the Fund. The Trust and Goldman Sachs will not be liable for any loss resulting from rejected purchase or exchange orders. In addition, restrictions on frequent transactions may apply with respect to other investment portfolios of the Trust.

Generally, the Funds will not allow non-U.S. citizens and certain U.S. citizens residing outside the United States to open an account directly with the Funds.

The Funds may allow Service Organizations to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

Customer Identification Program. Federal law requires the Funds to obtain, verify and record identifying information, which may include the name, residential or business street address, date of birth (for an individual), Social Security Number or taxpayer identification number or other identifying information, for each investor who opens an account with the Funds. Applications without the required information, or (where applicable) without an indication that a Social Security Number or taxpayer identification number has been applied for, may not be accepted by the Funds. After accepting an application, to the extent permitted by applicable law or their customer identification program, the Funds reserve the right to (i) place limits on transactions in any account until the identity of the investor is verified; (ii) refuse an investment in the Funds; or (iii) involuntarily redeem an investor's shares and close an account in the event that the Funds are unable to verify an investor's identity. The Funds and their agents will not be responsible for any loss in an investor's account resulting from the investor's delay in providing all required identifying information or from closing an account and redeeming an investor's shares pursuant to the customer identification program.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Cash Management Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$\text{NAV} = \frac{\text{(Value of Assets of the Class)} - \text{(Liabilities of the Class)}}{\text{Number of Outstanding Shares of the Class}}$$

- NAV per share of each class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. Fund shares will be priced on any day the New York Stock Exchange is open, except for days on which Chicago, Boston or New York banks are closed for local holidays.

- On any business day when the Bond Market Association (''BMA'') recommends that the securities markets close early, each Fund reserves the right to close at or prior to the BMA recommended closing time. If a Fund does so, it will cease granting same business day credit for purchase and redemption orders received after the Fund's closing time and credit will be given to the next business day.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open one or more Funds for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

To help each Fund maintain its $1.00 constant share price, portfolio securities are valued at amortized cost in accordance with SEC regulations. Amortized cost will normally approximate market value. There can be no assurance that a Fund will be able to at all times maintain a NAV of $1.00 per share.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

HOW TO SELL SHARES

How Can I Sell Cash Management Shares Of The Funds?

Generally, Cash Management Shares may be sold (redeemed) only through Service Organizations. Customers of a Service Organization will normally give their redemption instructions to the Service Organization, and the Service Organization will, in turn, place redemption orders with the Funds. **Generally, each Fund will redeem its Cash Management Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** Redemption proceeds may be sent to recordholders by check or by wire (if the wire instructions are on record).

A Service Organization may request redemptions in writing or by telephone if the optional telephone redemption privilege is elected on the Account Application.

By Writing:	Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you elected the telephone redemption privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Certain Service Organizations are authorized to accept redemption requests on behalf of the Funds as described under ''What Do I Need To Know About Service Organizations?'' A redemption may also be made with respect to certain Funds by means of the check redemption privilege.

When Do I Need A Medallion Signature Guarantee To Redeem Shares?

A signature guarantee may be required if:

- You would like the redemption proceeds sent to an address that is not your address of record; or
- You would like to change your current bank designation.

Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.

A signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee. Additional documentation may be required for executors, trustees or corporations or when deemed appropriate by the Transfer Agent.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor, and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the

Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

When Will Redemption Proceeds Be Wired?

Redemption proceeds will normally be wired to the domestic bank account designated on a Service Organization's Account Application as follows:

Redemption Request Received	Redemption Proceeds	Dividends
Treasury Obligations Portfolio:		
■ By 4:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 4:00 p.m. New York time	Wired next business day	Earned on day request is received
Prime Obligations, Money Market, Government, Treasury Instruments and Federal Portfolios:		
■ By 3:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 3:00 p.m. New York time	Wired next business day	Earned on day request is received
Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios:		
■ By 12:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 12:00 p.m. New York time	Wired next business day	Earned on day request is received

- Although redemption proceeds will normally be wired as described above, each Fund reserves the right to pay redemption proceeds up to three business days following receipt of a properly executed wire transfer request. Redemption requests or payments may be postponed or suspended as permitted pursuant to Section 22(e) of the Act. Generally, under that section, redemption requests or payments may be postponed or suspended if (i) the New York Stock Exchange is closed for trading or trading is restricted; (ii) an emergency exists which makes the disposal of securities owned by a Fund or the fair determination of the value of the Fund's net assets not reasonably practicable; or (iii) the SEC by order permits the suspension of the right of redemption. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.

- Neither the Trust nor Goldman Sachs assumes any responsibility for the performance of intermediaries or your Service Organization in the transfer process. If a problem with such performance arises, you should deal directly with such intermediaries or Service Organizations.

What Should I Know About The Check Redemption Privilege?

A Service Organization may elect to have a special account with State Street for the purpose of redeeming Cash Management Shares from its account by check. The following general policies govern the check redemption privilege:

- The Service Organization will be provided with a supply of checks when State Street receives a completed signature card and authorization form. Checks drawn on the account may be payable to the order of any person in any amount over $500, but cannot be certified.
- The payee of the check may cash or deposit it just like any other check drawn on a bank.
- When the check is presented to State Street for payment, a sufficient number of full or fractional Cash Management Shares will be redeemed to cover the amount of the check.
- Canceled checks will be returned to the Service Organization by State Street.
- The check redemption privilege allows a Service Organization to receive the dividends declared on the Cash Management Shares that are to be redeemed until the check is actually processed. Because of this feature, accounts may not be completely liquidated by check.
- If the amount of the check is greater than the value of the Cash Management Shares held in the Service Organization's account, the check will be returned unpaid. In this case, the Service Organization may be subject to extra charges.
- The Trust reserves the right to limit the availability of, modify or terminate the check redemption privilege at any time with respect to any or all Service Organizations.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Service Organizations and other institutions (including banks, trust companies, brokers, and investment advisers) (''Institutions'') are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, Service Organizations may set times by which they must receive redemption requests. Service Organizations and Institutions may also require additional documentation from you.

The Trust reserves the right to:

- Redeem the Cash Management Shares of any Service Organization whose account balance falls below the required Fund minimum as a result of a redemption. The Fund will give 60 days' prior written notice to allow a Service Organization to purchase sufficient additional shares of the Fund in order to avoid such redemption. Different rules may apply to investors who have established brokerage accounts with Goldman Sachs in accordance with the terms and conditions of their account agreements.
- Redeem your Cash Management Shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to the Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at the NAV on the day of reinvestment in additional Cash Management Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

A Service Organization may exchange Cash Management Shares of a Fund at NAV for shares of the corresponding class of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ The recordholder name(s) and signature(s) ■ The account number ■ The Fund names and Class of Shares ■ The dollar amount to be exchanged ■ Mail the request to: Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund or the entire balance of the original Fund account should be exchanged, except that this requirement may be waived at the discretion of the Trust.
- Telephone exchanges normally will be made only to an identically registered account.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

What Are The Distribution Fees Paid By Cash Management Shares?

The Trust has adopted a distribution plan (the ''Plan'') under which Cash Management Shares bear distribution fees for the sale and distribution of its shares. Because these fees are paid out of the Funds' assets on an ongoing basis, over time, these fees will increase the cost of your investment and may cost you more than paying other types of sales charges. If the fees received by Goldman Sachs pursuant to the Plan exceed its expenses, Goldman Sachs may realize a profit from this arrangement.

Under the Plan, Goldman Sachs is entitled to a monthly fee from each Fund for distribution services equal, on an annual basis, to 0.50% of a Fund's average daily net assets attributed to Cash Management Shares. Currently, Goldman Sachs has voluntarily agreed to limit the amount of such fees to 0.07% of a Fund's average daily net assets attributed to Cash Management Shares. As of the date of this Prospectus, Goldman Sachs has no intention of modifying or discontinuing such limitation, but may do so in the future at its discretion.

The distribution fees are subject to the requirements of Rule 12b-1 under the Act, and may be used (among other things) for:

- Compensation paid to and expenses incurred by Service Organizations, Goldman Sachs and their respective officers, employees and sales representatives;
- Commissions paid to Service Organizations;
- Allocable overhead;
- Telephone and travel expenses;
- Interest and other costs associated with the financing of such compensation and expenses;
- Printing of prospectuses for prospective shareholders;
- Preparation and distribution of sales literature or advertising of any type; and
- All other expenses incurred in connection with activities primarily intended to result in the sale of Cash Management Shares.

What Types Of Reports Will I Be Sent Regarding Investments In Cash Management Shares?

You will receive an annual report containing audited financial statements and a semi-annual report. To eliminate unnecessary duplication, only one copy of such reports will be sent to shareholders with the same mailing address. If you would like a duplicate copy to be mailed to you, please contact Goldman Sachs Funds at 1-800-621-2550. The Funds do not generally provide sub-accounting services.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions.

Taxes on Distributions: Each Fund contemplates declaring as dividends each year all or substantially all of its net investment income. Fund distributions of investment income are generally taxable as ordinary income for federal tax purposes, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. To the extent that Fund distributions are attributable to interest on certain federal obligations or interest on obligations of your state of residence or its municipalities or authorities, they will in most cases be exempt from state and local income taxes. Distributions from the Tax-Exempt Funds that are designated as ‘‘exempt interest dividends’’ are generally not subject to federal income tax. Distributions of short-term capital gains are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. The Funds will inform shareholders of the character and tax status of all distributions promptly after the close of each calendar year.

You should note that a portion of the exempt-interest dividends paid by the Tax-Exempt Funds may be a preference item when determining your federal alternative minimum tax liability. Exempt-interest dividends are also taken into account in determining the taxable portion of social security or railroad retirement benefits. Any interest on indebtedness incurred by you to purchase or carry shares in the Tax-Exempt Funds generally will not be deductible for federal income tax purposes.

Other Information: When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold 28% of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so.

Distributions made by the Funds to non-U.S. investors between January 1, 2005 and December 31, 2007 will generally not be subject to U.S. withholding tax. In addition, Fund shares held by non-U.S. decedents will generally not be subject to U.S. estate tax for deaths occurring after December 31, 2004 and before January 1, 2008.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental policies and investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs. A Fund may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objective and policies.

U.S. Treasury Obligations and U.S. Government Securities. U.S. Treasury Obligations include securities issued or guaranteed by the U.S. Treasury (''U.S. Treasury Obligations''). Payment of principal and interest on these obligations is backed by the full faith and credit of the U.S. government. U.S. Treasury Obligations include, among other things, the separately traded principal and interest components of securities guaranteed or issued by the U.S. Treasury if such components are traded independently under the Separate Trading of Registered Interest and Principal of Securities program (''STRIPS'').

U.S. Government Securities are obligations issued or guaranteed by U.S. government agencies, authorities, instrumentalities or sponsored enterprises (''U.S. Government Securities''). Unlike U.S. Treasury Obligations, U.S. Government Securities can be supported by either (a) the full faith and credit of the U.S. Treasury (such as the Government National Mortgage Association (''Ginnie Mae'')); (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer.

U.S. Government Securities are deemed to include (a) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government, its agencies, authorities or instrumentalities; and (b) participations in loans made to foreign governments or their agencies that are so guaranteed. Certain of these participations may be regarded as illiquid. U.S. Government Securities also include zero coupon bonds.

Some Funds invest in U.S. Treasury Obligations and certain U.S. Government Securities the interest from which is generally exempt from state income taxation. Securities generally eligible for this exemption include those issued by the U.S. Treasury and certain agencies, authorities or instrumentalities of the U.S. government, including the Federal Home Loan Banks, Federal Farm Credit Banks and Tennessee Valley Authority.

U.S. Government Securities have historically involved little risk of loss of principal if held to maturity. However, no assurance can be given that the U.S. government will provide financial support to U.S. government agencies, authorities, instrumentalities or sponsored enterprises if it is not obligated to do so by law.

Bank Obligations. Bank obligations include certificates of deposit, commercial paper, unsecured bank promissory notes, bankers' acceptances, time deposits and other debt obligations. Certain Funds may invest in obligations issued or backed by U.S. banks when a bank has more than $1 billion in total assets at the time of purchase or is a branch or subsidiary of such a bank. In addition, certain Funds may invest in U.S. dollar-denominated obligations issued or guaranteed by foreign banks that have more than $1 billion in total assets at the time of purchase, U.S. branches of such foreign banks (Yankee obligations), foreign branches of such foreign banks and foreign branches of U.S. banks having more than $1 billion in total assets at the time of purchase. Bank obligations may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligation or by government regulation.

If a Fund invests more than 25% of its total assets in bank obligations (whether foreign or domestic), it may be especially affected by favorable and adverse developments in or related to the banking industry. The activities of U.S. and most foreign banks are subject to comprehensive regulations which, in the case of U.S. regulations, have undergone substantial changes in the past decade. The enactment of new legislation or regulations, as well as changes in interpretation and enforcement of current laws, may affect the manner of operations and profitability of domestic and foreign banks. Significant developments in the U.S. banking industry have included increased competition from other types of financial institutions, increased acquisition activity and geographic expansion. Banks may be particularly susceptible to certain economic factors, such as interest rate changes and adverse developments in the real estate markets. Fiscal and monetary policy and general economic cycles can affect the availability and cost of funds, loan demand and asset quality and thereby impact the earnings and financial conditions of banks.

Commercial Paper. A Fund may invest in commercial paper, including variable amount master demand notes and asset-backed commercial paper. Commercial paper normally represents short-term unsecured promissory notes issued in bearer form by banks or bank holding companies, corporations, finance companies and other issuers. The commercial paper purchased by a Fund consists of direct U.S. dollar-

denominated obligations of domestic or, in the case of certain Funds, foreign issuers. Asset-backed commercial paper is issued by a special purpose entity that is organized to issue the commercial paper and to purchase trade receivables or other financial assets. The credit quality of asset-backed commercial paper depends primarily on the quality of these assets and the level of any additional credit support.

Short-Term Obligations. A Fund may invest in other short-term obligations, including short-term funding agreements payable in U.S. dollars and issued or guaranteed by U.S. corporations, foreign corporations or other entities. A funding agreement is a contract between an issuer and a purchaser that obligates the issuer to pay a guaranteed rate of interest on a principal sum deposited by the purchaser. Funding agreements will also guarantee a stream of payments over time. A funding agreement has a fixed maturity date and may have either a fixed or variable interest rate that is based on an index and guaranteed for a set time period. Because there is normally no secondary market for these investments, funding agreements purchased by a Fund may be regarded as illiquid.

Repurchase Agreements. Certain Funds may enter into repurchase agreements with securities dealers and banks. Repurchase agreements are similar to collateralized loans, but are structured as a purchase of securities by a Fund, subject to the seller's agreement to repurchase the securities at a mutually agreed upon date and price. The difference between the original purchase price and the repurchase price is normally based on prevailing short-term interest rates. Under a repurchase agreement, the seller is required to furnish collateral at least equal in value or market price to the amount of the seller's repurchase obligation.

If the seller under a repurchase agreement defaults, a Fund could suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's cost associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy or insolvency proceedings concerning the seller, a Fund could suffer additional losses if the collateral held by the Fund is subject to a court ''stay'' that prevents the Fund from promptly selling the collateral. If this occurs, the Fund will bear the risk that the value of the collateral will decline below the repurchase price. Furthermore, a Fund could experience a loss if a court determines that the Fund's interest in the collateral is not enforceable.

In evaluating whether to enter into a repurchase agreement, the Investment Adviser will carefully consider the creditworthiness of the seller. Distributions of the income from repurchase agreements will be taxable to a Fund's shareholders. In addition, certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Asset-Backed and Receivables-Backed Securities. Certain Funds may invest in asset-backed and receivables-backed securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, mortgages, installment contracts and personal property. Asset-backed and receivables-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed and receivables-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. In addition, securities that are backed by credit card, automobile and similar types of receivables generally do not have the benefit of a security interest in collateral that is comparable in quality to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligation, there is the possibility that, in some cases, a Fund will be unable to possess and sell the underlying collateral and that a Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Foreign Government Obligations and Related Foreign Risks. Certain Funds may invest in foreign government obligations. Foreign government obligations that the Funds invest in are U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government or other entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of NRSROs.

Investments by a Fund in foreign securities, whether issued by a foreign government, bank, corporation or other issuer, may present a greater degree of risk than investments in securities of domestic issuers because of less publicly-available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities, and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks. The legal remedies for investors may be more limited than the remedies available in the United States. In addition, changes in the exchange rate of a foreign currency relative to the U.S. dollar (e.g., weakening of the currency against the U.S. dollar) may adversely affect the ability of a foreign issuer to pay interest and repay principal on an obligation.

Municipal Obligations. Certain Funds may invest in municipal obligations. Municipal obligations are issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia. Municipal obligations in which a Fund may invest include fixed rate notes and similar debt instruments; variable and floating rate demand instruments; tax-exempt commercial paper; municipal bonds; and unrated notes, paper, bonds or other instruments.

Municipal Notes and Bonds. Municipal notes include tax anticipation notes (''TANs''), revenue anticipation notes (''RANs''), bond anticipation notes (''BANs''), tax and revenue anticipation notes (''TRANs'') and construction loan notes. Municipal bonds include general obligation bonds and revenue bonds. General obligation bonds are backed by the taxing power of the issuing municipality and are considered the safest type of municipal obligation. Revenue bonds are backed by the revenues of a project or facility such as the tolls from a toll bridge. Revenue bonds also include lease rental revenue bonds which are issued by a state or local authority for capital projects and are secured by annual lease payments from the state or locality sufficient to cover debt service on the authority's obligations. Industrial development bonds (''private activity bonds'') are a specific type of revenue bond backed by the credit and security of a private user and, therefore, have more potential risk. Municipal bonds may be issued in a variety of forms, including commercial paper, tender option bonds and variable and floating rate securities.

Tender Option Bonds. A tender option bond is a municipal obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term, tax-exempt rates. The bond is typically issued in conjunction with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which the institution grants the security holder the option, at periodic intervals, to tender its securities to the institution. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the bond's fixed coupon rate and the rate, as determined by a remarketing or similar agent, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. An institution will normally not be obligated to accept tendered bonds in the event of certain defaults or a significant downgrading in the credit rating assigned to the issuer of the bond. The tender option will be taken into account in determining the maturity of the tender option bonds and a Fund's average portfolio maturity. There is a risk that a Fund will not be considered the owner of a tender option bond for federal income tax purposes, and thus will not be entitled to treat such interest as exempt from federal income tax. Certain tender

option bonds may be illiquid or may become illiquid as a result of a credit rating downgrade, a payment default or a disqualification from tax-exempt status.

Revenue Anticipation Warrants. Revenue Anticipation Warrants (''RAWs'') are issued in anticipation of the issuer's receipt of revenues and present the risk that such revenues will be insufficient to satisfy the issuer's payment obligations. The entire amount of principal and interest on RAWs is due at maturity. RAWs, including those with a maturity of more than 397 days, may also be repackaged as instruments which include a demand feature that permits the holder to sell the RAWs to a bank or other financial institution at a purchase price equal to par plus accrued interest on each interest rate reset date.

Industrial Development Bonds. Certain Funds may invest in industrial development bonds (private activity bonds). Industrial development bonds are a specific type of revenue bond backed by the credit and security of a private user, the interest from which would be an item of tax preference when distributed by a Fund as ''exempt-interest dividends'' to shareholders under the AMT.

Other Municipal Obligation Policies. Certain Funds may invest 25% or more of the value of their respective total assets in municipal obligations which are related in such a way that an economic, business or political development or change affecting one municipal obligation would also affect the other municipal obligation. For example, a Fund may invest all of its assets in (a) municipal obligations the interest of which is paid solely from revenues from similar projects such as hospitals, electric utility systems, multi-family housing, nursing homes, commercial facilities (including hotels), steel companies or life care facilities; (b) municipal obligations whose issuers are in the same state; or (c) industrial development obligations. Concentration of a Fund's investments in these municipal obligations will subject the Fund, to a greater extent than if such investment was not so concentrated, to the risks of adverse economic, business or political developments affecting the particular state, industry or other area of concentration.

Municipal obligations may also include municipal leases, certificates of participation and ''moral obligation'' bonds. A municipal lease is an obligation issued by a state or local government to acquire equipment or facilities. Certificates of participation represent interests in municipal leases or other instruments, such as installment contracts. Moral obligation bonds are supported by the moral commitment but not the legal obligation of a state or municipality. Municipal leases, certificates of participation and moral obligation bonds present the risk that the state or municipality involved will not appropriate the monies to meet scheduled payments under these instruments.

Municipal obligations may be backed by letters of credit or other forms of credit enhancement issued by domestic banks or foreign banks which have a branch, agency or subsidiary in the United States or by other financial institutions such as insurance companies which may issue insurance policies with respect to municipal

obligations. The credit quality of these banks, insurance companies and other financial institutions could, therefore, cause a loss to a Fund that invests in municipal obligations. Letters of credit and other obligations of foreign banks and financial institutions may involve risks in addition to those of domestic obligations because of less publicly available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks.

In order to enhance the liquidity, stability or quality of a municipal obligation, a Fund may acquire the right to sell the obligation to another party at a guaranteed price and date.

Custodial Receipts. Certain Funds may invest in custodial receipts representing interests in U.S. Government Securities, municipal obligations or other debt instruments held by a custodian or trustee. Custodial receipts evidence ownership of future interest payments, principal payments or both on notes or bonds issued or guaranteed as to principal or interest by the U.S. government, its agencies, instrumentalities, political subdivisions or authorities, or by a state or local governmental body or authority, or by other types of issuers. For certain securities law purposes, custodial receipts are not considered obligations of the underlying issuers. In addition, if for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account.

Other Investment Companies. A Fund may invest in securities of other investment companies subject to statutory limitations prescribed by the Act. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Such other investment companies will have investment objectives, policies and restrictions substantially similar to those of the acquiring Fund and will be subject to substantially the same risks. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money

market funds for which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Floating and Variable Rate Obligations. The Funds may purchase floating and variable rate obligations. The value of these obligations is generally more stable than that of a fixed rate obligation in response to changes in interest rate levels. Subject to the conditions for using amortized cost valuation under the Act, a Fund may consider the maturity of a variable or floating rate obligation to be shorter than its ultimate stated maturity if the obligation is a U.S. Treasury Obligation or U.S. Government Security, if the obligation has a remaining maturity of 397 calendar days or less, or if the obligation has a demand feature that permits the Fund to receive payment at any time or at specified intervals not exceeding 397 calendar days. The issuers or financial intermediaries providing demand features may support their ability to purchase the obligations by obtaining credit with liquidity supports. These may include lines of credit, which are conditional commitments to lend, and letters of credit, which will ordinarily be irrevocable, both of which may be issued by domestic banks or foreign banks. A Fund may purchase variable or floating rate obligations from the issuers or may purchase certificates of participation, a type of floating or variable rate obligation, which are interests in a pool of debt obligations held by a bank or other financial institution.

When-Issued Securities and Forward Commitments. The Funds may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price and yield to a Fund at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Illiquid Securities. Each Fund may invest up to 10% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain municipal leases and participation interests
- Certain stripped mortgage-backed securities

- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ‘‘4(2) commercial paper’’ or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933.

Investing in restricted securities may decrease the liquidity of a Fund’s portfolio.

Borrowings. Each Fund may borrow up to 33⅓% of its total assets from banks for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its net assets. For more information, see the Additional Statement.

Downgraded Securities. After its purchase, a portfolio security may be assigned a lower rating or cease to be rated. If this occurs, a Fund may continue to hold the security if the Investment Adviser believes it is in the best interest of the Fund and its shareholders.

Special Risks and Policies Applicable to the Tax-Exempt Funds:

Fundamental Policies. As a matter of fundamental policy, at least 80% of the net assets of the Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios will ordinarily be invested in municipal obligations, the interest from which is, in the opinion of bond counsel, if any, excluded from gross income for federal income tax purposes. In addition, as a matter of fundamental policy, at least 80% of the Tax-Exempt California and Tax-Exempt New York Portfolios’ net assets will be invested in California and New York municipal obligations, respectively, except in extraordinary circumstances.

For these purposes, California and New York municipal obligations are obligations issued by or on behalf of the State of California or the State of New York, respectively, and their respective political subdivisions, agencies and instrumentalities and the government of Puerto Rico, the U.S. Virgin Islands and Guam, the interest from which is excluded from gross income for federal income tax purposes and is exempt from California State personal income tax or New York State and New York City personal income tax. Each Tax-Exempt Fund may temporarily invest in taxable money market instruments or, in the case of the Tax-Exempt California and New York Portfolios, in municipal obligations that are not California or New York municipal obligations, respectively, when acceptable California and New York municipal obligations are not available or when the Investment Adviser believes that the market conditions dictate a defensive posture. Investments in taxable money market instruments will be limited to those meeting the quality standards of each Tax-Exempt Fund. The Tax-Exempt California and Tax-Exempt New York Portfolios’ distributions of interest from municipal obligations other than California and New York municipal obligations, respectively, may be subject to

California and New York State and New York City personal income taxes. In addition, dividends paid by the Portfolios may be subject to state corporate franchise and corporate income taxes, if applicable.

Risks of Investing in California and New York: The Tax-Exempt California and Tax-Exempt New York Portfolios concentrate their investments in California and New York municipal obligations. Consequently, these Funds are more susceptible to factors adversely affecting issuers of California and New York municipal obligations, and may be riskier than comparable municipal bond funds and money market funds that do not emphasize these issuers to this degree.

The Tax-Exempt California Portfolio's investments can be affected by political and economic developments within the State of California (''California''), and by the financial condition of California's public authorities and political subdivisions. As of early 2005, California's economy was recovering from a recession, with moderate growth predicted to mirror the national economy. The early 2000's recession and stock market drop created State budget gaps as high as $38 billion, and a large budget deficit. Part of this deficit has been funded with the issuance to date of $11 billion of a total of $15 billion of sales-tax backed general obligation bonds approved by the voters in March 2004. However, the State still faces a multi-billion dollar structural budget gap which must be addressed for the upcoming 2005-06 fiscal year and future years. California voters in the past have approved amendments to the California Constitution and other measures that limit the taxing and spending authority of California government entities, and future initiatives could result in adverse consequences affecting California municipal obligations. In part as a result of such initiatives, both the state and local governments in California face fiscal difficulties in varying degrees.

These factors, among others (including the outcome of related pending litigation), could reduce the credit standing of certain issuers of California municipal obligations. A more detailed discussion of the risks of investing in California is included in the Additional Statement.

The Tax-Exempt New York Portfolio's investments will be affected by political and economic developments within the State of New York (the ''State''), and by the financial conditions of the State, its public authorities and political subdivisions, particularly the City of New York (the ''City''). Certain substantial issuers of New York municipal obligations (including issuers whose obligations may be acquired by the Fund) have, at times, experienced serious financial difficulties. The default or credit rating downgrade of one of these issuers could affect the market values and marketability of all New York municipal obligations and hurt the Portfolio's investment performance. However, strong demand for New York municipal obligations has also at times had the effect of permitting New York municipal

obligations to be issued with yields relatively lower, and after issuance, to trade in the market at prices relatively higher, than comparably rated municipal obligations issued by other jurisdictions. A recurrence of the financial difficulties previously experienced by certain issuers of New York municipal obligations could result in defaults or declines in the market values of those issuers' existing obligations and, possibly, in the obligations of other issuers of New York municipal obligations. Although as of the date of this Prospectus, no issuers were in default with respect to the payment of their New York municipal obligations, the occurrence of any such default could materially affect adversely the market values and marketability of all New York municipal obligations and, consequently, the value of the Fund's holdings. A more detailed discussion of the risks of investing in New York is included in the Additional Statement.

If California, New York, or any of their local governmental entities are unable to meet their financial obligations, the corresponding Fund's income, NAV, ability to preserve or realize appreciation of capital or liquidity could be adversely affected. Also, neither of these Funds is a diversified fund under the Act (except to the extent that diversification is required by Rule 2a-7 or for federal income tax purposes). Because they may invest a larger percentage of their assets in the securities of fewer issuers than do diversified funds, these Funds may be exposed to greater risk in that an adverse change in the condition of one or a small number of issuers would have a greater impact on them.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). The information has been audited by PricewaterhouseCoopers LLP, whose report, along with a Fund's financial statements, is included in the Funds' annual report (available upon request).

PRIME OBLIGATIONS PORTFOLIO

	ILA Cash Management Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.004	0.003	0.01	0.03	0.05
Distributions to unit/shareholders	(0.004)	(0.003)	(0.01)	(0.03)	(0.05)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.45%	0.27%	0.87%	3.20%	5.54%
Net assets, end of year (in 000s)	$ 7,321	$ 9,250	$9,917	$24,547	$39,081
Ratio of net expenses to average net assets	0.97%	0.96%	1.00%	1.00%	1.00%
Ratio of net investment income to average net assets	0.40%	0.26%	0.90%	3.34%	5.46%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	1.47%	1.44%	1.44%	1.43%	1.43%
Ratio of net investment income (loss) to average net assets	(0.10)%	(0.22)%	0.46%	2.91%	5.03%

See page 69 for all footnotes.

MONEY MARKET PORTFOLIO

	ILA Cash Management Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.005	0.003	0.01	0.03	0.06
Distributions to unit/shareholders	(0.005)	(0.003)	(0.01)	(0.03)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.48%	0.32%	0.95%	3.43%	5.60%
Net assets, end of year (in 000s)	$111,984	$324,304	$250,759	$419,362	$315,194
Ratio of net expenses to average net assets	0.95%	0.93%	0.98%	0.98%	0.98%
Ratio of net investment income to average net assets	0.36%	0.31%	0.98%	3.33%	5.72%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	1.42%	1.41%	1.41%	1.41%	1.41%
Ratio of net investment income (loss) to average net assets	(0.11)%	(0.17)%	0.55%	2.90%	5.29%

See page 69 for all footnotes.

TREASURY OBLIGATIONS PORTFOLIO

	ILA Cash Management Shares				
	Years Ended December 31,				For the Period Ended December 31, 2000 (commenced August 1, 2000)
	2004	2003	2002	2001	
Net asset value, beginning of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.004	0.0003	0.01	0.03	0.02
Distributions to unit/shareholders	(0.004)	(0.003)	(0.01)	(0.03)	(0.02)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.40%	0.26%	0.85%	3.03%	2.33%
Net assets, end of year (in 000s)	$ 8,035	$41,752	$90,681	$2,532	$2,598
Ratio of net expenses to average net assets	0.92%	0.91%	0.98%	1.00%	0.99%[c]
Ratio of net investment income to average net assets	0.26%	0.23%	0.77%	3.09%	5.53%[c]
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	1.43%	1.42%	1.41%	1.44%	1.42%[c]
Ratio of net investment income (loss) to average net assets	(0.25)%	(0.28)%	0.34%	2.65%	5.10%[c]

See page 69 for all footnotes.

TREASURY INSTRUMENTS PORTFOLIO

	ILA Cash Management Shares				
	Years Ended December 31,				For the Period Ended December 31, 2000 (commenced August 1, 2000)
	2004	2003	2002	2001	
Net asset value, beginning of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.004	0.002	0.01	0.03	0.02
Distributions to unit/shareholders	(0.004)	(0.002)	(0.01)	(0.03)	(0.02)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.38%	0.23%	0.75%	3.00%	2.21%
Net assets, end of year (in 000s)	$15,775	$29,656	$11,602	$20,312	$11,577
Ratio of net expenses to average net assets	0.88%	0.86%	1.00%	1.00%	1.00%[c]
Ratio of net investment income to average net assets	0.31%	0.18%	0.68%	2.63%	5.22%[c]
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	1.44%	1.45%	1.44%	1.47%	1.45%[c]
Ratio of net investment income (loss) to average net assets	(0.25)%	(0.41)%	0.24%	2.16%	4.77%[c]

See page 69 for all footnotes.

GOVERNMENT PORTFOLIO

	ILA Cash Management Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.004	0.003	0.01	0.03	0.05
Distributions to unit/shareholders	(0.004)	(0.003)	(0.01)	(0.03)	(0.05)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.45%	0.26%	0.76%	3.10%	5.50%
Net assets, end of year (in 000s)	$ 7,849	$ 8,936	$18,608	$22,106	$44,533
Ratio of net expenses to average net assets	0.95%	0.92%	1.00%	1.00%	1.00%
Ratio of net investment income to average net assets	0.46%	0.28%	0.76%	3.24%	5.60%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	1.56%	1.53%	1.53%	1.49%	1.48%
Ratio of net investment income (loss) to average net assets	(0.15)%	(0.33)%	0.23%	2.75%	5.12%

See page 69 for all footnotes.

FEDERAL PORTFOLIO

	ILA Cash Management Shares				
	Years Ended December 31,				For the Period Ended December 31, 2000 (commenced August 1, 2000)
	2004	2003	2002	2001	
Net asset value, beginning of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.004	0.003	0.01	0.03	0.02
Distributions to unit/shareholders	(0.004)	(0.003)	(0.01)	(0.03)	(0.02)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.42%	0.27%	0.89%	3.31%	2.36%
Net assets, end of year (in 000s)	$151,658	$565,696	$700,184	$1,176,092	$778,826
Ratio of net expenses to average net assets	0.94%	0.93%	0.98%	0.98%	1.00%[c]
Ratio of net investment income to average net assets	0.26%	0.26%	0.90%	3.23%	5.59%[c]
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	1.41%	1.41%	1.41%	1.41%	1.43%[c]
Ratio of net investment income (loss) to average net assets	(0.21)%	(0.22)%	0.47%	2.80%	5.16%[c]

See page 69 for all footnotes.

TAX-EXEMPT DIVERSIFIED PORTFOLIO

	ILA Cash Management Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.003	0.003	0.01	0.02	0.03
Distributions to unit/shareholders	(0.003)	(0.003)	(0.01)	(0.02)	(0.03)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.33%	0.33%	0.79%	1.85%	3.19%
Net assets, end of year (in 000s)	$139,086	$362,923	$261,051	$290,372	$227,089
Ratio of net expenses to average net assets	0.87%	0.75%	0.73%	0.97%	0.98%
Ratio of net investment income to average net assets	0.28%	0.32%	0.78%	1.82%	3.32%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	1.41%	1.41%	1.42%	1.41%	1.42%
Ratio of net investment income (loss) to average net assets	(0.26)%	(0.34)%	0.09%	1.38%	2.88%

See page 69 for all footnotes.

TAX-EXEMPT CALIFORNIA PORTFOLIO

	ILA Cash Management Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.003	0.003	0.01	0.01	0.03
Distributions to unit/shareholders	(0.003)	(0.003)	(0.01)	(0.01)	(0.03)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.32%	0.33%	0.68%	1.50%	2.63%
Net assets, end of year (in 000s)	$14,721	$63,214	$53,050	$62,986	$71,162
Ratio of net expenses to average net assets	0.82%	0.71%	0.75%	1.00%	0.98%
Ratio of net investment income to average net assets	0.23%	0.32%	0.67%	1.53%	2.74%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	1.45%	1.43%	1.44%	1.45%	1.42%
Ratio of net investment income (loss) to average net assets	(0.40)%	(0.40)%	(0.02)%	1.08%	2.30%

See page 69 for all footnotes.

TAX-EXEMPT NEW YORK PORTFOLIO

	ILA Cash Management Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.003	0.003	0.01	0.02	0.03
Distributions to unit/shareholders	(0.003)	(0.003)	(0.01)	(0.02)	(0.03)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.33%	0.31%	0.66%	1.64%	3.02%
Net assets, end of year (in 000s)	$59,693	$66,299	$56,104	$42,440	$13,758
Ratio of net expenses to average net assets	0.87%	0.75%	0.75%	1.00%	1.00%
Ratio of net investment income to average net assets	0.30%	0.31%	0.66%	1.50%	3.15%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	1.46%	1.47%	1.47%	1.47%	1.47%
Ratio of net investment income (loss) to average net assets	(0.29)%	(0.41)%	(0.06)%	1.03%	2.68%

See page 69 for all footnotes.

Footnotes:

a *Calculated based on the average units/shares outstanding methodology.*

b *Assumes reinvestment of all distributions. Returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on fund distributions.*

c *Annualized.*



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Index

Institutional Liquid Assets
Prospectus (ILA Cash Management Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550. You can also access and download the annual and semi-annual reports and the Additional Statement at the Funds' website: http://www.gs.com/funds.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-621-2550
- By mail: Goldman Sachs Funds, P.O. Box 06050
Chicago, IL 60606-6306
- By e-mail: gs-funds@gs.com
- On the Internet: SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs

Asset
Management

ILAPROCMS

Prospectus

ILA Service, ILA Class B and Class C ("Units" or "Shares")

April 29, 2005

GOLDMAN SACHS INSTITUTIONAL LIQUID ASSETS



12
11
10
9
8
60
S.P.CO.

Prime Obligations Portfolio

- ILA Service ("Units" or "Shares"),
- ILA Class B and Class C ("Units" or "Shares")

Tax-Exempt Diversified Portfolio

- ILA Service ("Units" or "Shares")

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH A FUND SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN A FUND.



Goldman
Sachs

Asset Management

General Investment Management Approach

Goldman Sachs Asset Management, L.P. (''GSAM®'') serves as Investment Adviser to the Institutional Liquid Assets Portfolios (the ''Funds''). GSAM is referred to in this Prospectus as the ''Investment Adviser.''

Goldman Sachs' Money Market Investment Philosophy:

The Money Market Funds are managed to seek the preservation of capital, daily liquidity and maximum current income. With each Fund, the Investment Adviser follows a conservative, risk-managed investment process that seeks to:

- Manage credit risk
- Manage interest rate risk
- Manage liquidity

Since 1981, the Investment Adviser has actively managed the Goldman Sachs Money Market Funds to provide investors with the greatest possible preservation of principal and income potential.

Investment Process

1. Managing Credit Risk

The Investment Adviser's process for managing risk emphasizes:

- ***Intensive research***—The Credit Department, a separate operating entity of Goldman, Sachs & Co. (''Goldman Sachs''), approves all money market fund eligible securities for the Funds. Sources for the Credit Department's analysis include third-party inputs, such as financial statements and media sources, ratings releases and company meetings, as well as the Investment Research, Legal and Compliance departments of Goldman Sachs.
- ***Timely updates***—A Credit Department-approved list of securities is continuously communicated on a ''real-time'' basis to the portfolio management team via computer link.

The Result: An ''approved'' list of high-quality credits—The Investment Adviser's portfolio management team uses this approved list to construct portfolios which offer the best available risk-return tradeoff within the ''approved'' credit universe.

2. Managing Interest Rate Risk

Three main steps are followed in seeking to manage interest rate risk:

- ***Establish weighted average maturity (''WAM'') target***—WAM (the weighted average time until the yield of a portfolio reflects any changes in the current interest rate environment) is constantly revisited and adjusted as market conditions change. An overall strategy is developed by the portfolio management team based on insights gained from weekly meetings with both Goldman Sachs economists and economists from outside the firm.
- ***Implement optimum portfolio structure***—Proprietary models that seek the optimum balance of risk and return, in conjunction with the Investment Adviser's analysis of factors such as market events, short-term interest rates and each Fund's asset volatility, are used to identify the most effective portfolio structure.
- ***Conduct rigorous analysis of new securities***—The Investment Adviser's five-step process includes legal, credit, historical index and liquidity analysis, as well as price stress testing to determine suitability for money market mutual funds.

3. Managing Liquidity

Factors that the Investment Adviser's portfolio managers continuously monitor and that affect liquidity of a money market portfolio include:

- Each Fund's investors and factors that influence their asset volatility;
- Technical events that influence the trading range of federal funds and other short-term fixed-income markets; and
- Bid-ask spreads associated with securities in the portfolios.

Benchmarks for the Money Market Funds are the **iMoneyNet, Inc. Indices**. Each Fund uses the iMoneyNet Index which best corresponds to the Fund's eligible investments.

References in this Prospectus to a Fund's benchmark are for informational purposes only, and unless otherwise noted are not an indication of how a particular Fund is managed.

- ***The Funds:*** Each Fund's securities are valued by the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940, as amended (the ''Act''). Under Rule 2a-7, each Fund may invest only in U.S. dollar-denominated securities that are determined to present minimal credit risk and meet certain other criteria, including those conditions relating to maturity, diversification and credit quality. These operating policies may be more restrictive than the fundamental policies set forth in the Statement of Additional Information (the ''Additional Statement'').
    - ***Taxable Fund:*** Prime Obligations Portfolio
    - ***Tax-Exempt Fund:*** Tax-Exempt Diversified Portfolio
- ***The Investors:*** The Funds are designed for investors seeking a high rate of return, a stable net asset value (''NAV'') and convenient liquidation privileges.
- ***NAV:*** Each Fund seeks to maintain a stable NAV of $1.00 per share. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.
- ***Maximum Remaining Maturity of Portfolio Investments:*** 13 months (as determined pursuant to Rule 2a-7) at the time of purchase.
- ***Dollar-Weighted Average Portfolio Maturity:*** Not more than 90 days (as required by Rule 2a-7).
- ***Investment Restrictions:*** Each Fund is subject to certain investment restrictions that are described in detail under ''Investment Restrictions'' in the Additional Statement. Fundamental investment restrictions and the investment objective of a Fund cannot be changed without approval of a majority of the outstanding shares of that Fund. All investment policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval.
- ***Diversification:*** Diversification can help a Fund reduce the risks of investing. In accordance with current regulations of the Securities and Exchange Commission (the ''SEC''), each Fund may not invest more than 5% of the value of its total assets at the time of purchase in the securities of any single issuer except that each Fund may invest up to 25% of its total assets in the securities of a single issuer for up to three business days. These limitations do not apply to cash, certain repurchase agreements, U.S. Government Securities (as defined in Appendix A) or securities of other investment companies. In addition, securities subject to certain unconditional guarantees are subject to different diversification requirements as described in the Additional Statement.

Fund Investment Objectives and Strategies

INVESTMENT OBJECTIVES

Taxable Fund:

The Prime Obligations Portfolio seeks to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity by investing exclusively in high quality money market instruments.

The Prime Obligations Portfolio pursues its investment objective by investing in U.S. Government Securities, obligations of U.S. banks, commercial paper and other short-term obligations of U.S. companies, states, municipalities and other entities and repurchase agreements.

Tax-Exempt Fund:

The Tax-Exempt Diversified Portfolio seeks to provide shareholders, to the extent consistent with the preservation of capital and prescribed portfolio standards, with a high level of income exempt from federal income tax by investing primarily in municipal obligations.

The Tax-Exempt Diversified Portfolio pursues its investment objective by investing in securities issued by or on behalf of states, territories, and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia, the interest from which, if any, is in the opinion of bond counsel excluded from gross income for federal income tax purposes, and generally not an item of tax preference under the federal alternative minimum tax (''AMT'').

PRINCIPAL INVESTMENT STRATEGIES

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences between the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual and semi-annual reports. For more information see Appendix A. The Funds publish their complete portfolio holdings on the Funds' website (http://www.gs.com/funds). The Prime Obligations Portfolio publishes its holdings as of the end of each month subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. The Tax-Exempt Diversified Portfolio publish its holdings as of the end of each calendar quarter subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. This information will be available on the website until the date on which a Fund files its next quarterly portfolio holdings report on Form N-CSR or Form N-Q with the SEC. In addition, a description of the Funds' policies and procedures with respect to the disclosure of a Fund's portfolio securities is available in the Funds' Additional Statement.

Investment Policies Matrix

	Prime Obligations Portfolio	Tax-Exempt Diversified Portfolio
U.S. Treasury Obligations	■[1]	
U.S. Government Securities	■	
Bank Obligations	■ U.S. banks only[2]	
Commercial Paper	■	■ Tax-exempt only
Short-Term Obligations of Corporations and Other Entities	■ U.S. entities only	
Repurchase Agreements	■	
Asset-Backed and Receivables-Backed Securities[3]	■	
Municipals	■[4]	■ At least 80% of net assets in tax-exempt municipal obligations (except in extraordinary circumstances)[5]
Custodial Receipts	■	■
Unrated Securities[6]	■	■
Investment Companies	■ Up to 10% of total assets in other investment companies	■ Up to 10% of total assets in other investment companies

	Prime Obligations Portfolio	Tax-Exempt Diversified Portfolio
Private Activity Bonds	■	■ Does not intend to invest if subject to AMT[7]
Credit Quality[6]	First Tier[8]	First Tier[8]
Summary of Taxation for Distributions[9]	Taxable federal and state[10]	Tax-exempt federal and taxable state[11]
Miscellaneous	Reverse repurchase agreements not permitted	May (but does not currently intend to) invest up to 20% of net assets in securities subject to AMT and may temporarily invest in the taxable money market instruments described herein. Reverse repurchase agreements not permitted.

Note: See Appendix A for a description of, and certain criteria applicable to, each of these categories of investments.

[1] *Issued or guaranteed by the U.S. Treasury.*
[2] *Including foreign branches of U.S. banks.*
[3] *To the extent required by Rule 2a-7, asset-backed and receivables-backed securities will be rated by the requisite number of nationally recognized statistical rating organizations (''NRSROs'').*
[4] *Will only make such investments when yields on such securities are attractive compared to other taxable investments.*
[5] *Ordinarily expect that 100% of the Fund's assets will be invested in municipal obligations, but the Fund may, for temporary defensive purposes, hold cash or invest in short-term taxable securities.*
[6] *To the extent permitted by Rule 2a-7, securities without short-term ratings may be purchased if they are deemed to be of comparable quality to First Tier Securities. In addition, a Fund holding a security supported by a guarantee or demand feature may rely on the credit quality of the guarantee or demand feature in determining the credit quality of the investment.*
[7] *If such policy should change, private activity bonds subject to AMT would not exceed 20% of the Fund's net assets under normal market conditions. No more than 25% of the value of the Fund's total assets may be invested in industrial development bonds or similar obligations where the non-governmental entities supplying the revenues from which such bonds or obligations are to be paid are in the same industry.*
[8] *First Tier Securities are (a) rated in the highest short-term rating category by at least two NRSROs, or if only one NRSRO has assigned a rating, by that NRSRO; or (b) issued or guaranteed by, or otherwise allow a Fund under certain conditions to demand payment from, an entity with such ratings. U.S. Government Securities are considered First Tier Securities.*
[9] *See ''Taxation'' for an explanation of the tax consequences summarized in the table above.*
[10] *Taxable in many states except for distributions from U.S. Treasury Obligation interest income and certain U.S. Government Securities interest income.*
[11] *Taxable except for distributions from interest on obligations of an investor's state of residence in certain states.*

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	Prime Obligations Portfolio	Tax-Exempt Diversified Portfolio
NAV	•	•
Interest Rate	•	•
Credit/Default	•	•
Liquidity	•	•
U.S. Government Securities	•	—
Concentration	—	•
Tax	—	•

Risks that apply to each Fund:

- ***NAV Risk***—The risk that a Fund will not be able to maintain a NAV per share of $1.00 at all times.
- ***Interest Rate Risk***—The risk that during periods of rising interest rates, a Fund's yield (and the market value of its securities) will tend to be lower than prevailing market rates; in periods of falling interest rates, a Fund's yield will tend to be higher.
- ***Credit/Default Risk***—The risk that an issuer or guarantor of a security, or a bank or other financial institution that has entered into a repurchase agreement, may default on its payment obligations. In addition, with respect to the Tax-Exempt Diversified Portfolio, this risk includes the risk of default on foreign letters of credit, guarantees or insurance policies that back municipal securities.
- ***Liquidity Risk***—The risk that a Fund will be unable to pay redemption proceeds within the time period stated in this Prospectus, because of unusual market conditions, an unusually high volume of redemption requests, or other reasons.

Risk that applies to the Prime Obligations Portfolio:

- ***U.S. Government Securities Risk***—The risk that the U.S. government will not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. Although many U.S. Government Securities purchased by the Funds, such as those issued by the Federal National Mortgage Association (''Fannie Mae''), Federal Home Loan Mortgage Corporation (''Freddie Mac'') and Federal Home Loan Banks may be chartered or sponsored by Acts of Congress, their securities are neither issued nor guaranteed by the United States Treasury and, therefore, are not backed by the full faith and credit of the United States. The maximum potential liability of the issuers of some U.S. Government Securities held by a Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

Risks that apply to the Tax-Exempt Diversified Portfolio:

- ***Concentration Risk***—The risk that if the Fund invests more than 25% of its total assets in issuers within the same state, industry or economic sector, an adverse economic, business or political development may affect the value of the Fund's investments more than if its investments were not so concentrated.
- ***Tax Risk***—The risk that future legislative or administrative changes or court decisions may materially affect the value of the Fund's portfolio and/or the ability of the Fund to pay federal tax-exempt dividends. This Fund would not be a suitable investment for IRAs, other tax-exempt or tax deferred accounts or for other investors who are not sensitive to the federal, state or local tax consequences of these investments.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table below provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of the Funds' Service Shares from year to year for up to the last ten years; and (b) the average annual total returns of the Funds' Service Shares and the Prime Obligation Portfolio's Class B and C Shares. Investors should be aware that the fluctuation of interest rates is one primary factor in performance volatility. The bar chart (including ''Best Quarter'' and ''Worst Quarter'' information) and table assume reinvestment of dividends and distributions. A Fund's past performance is not necessarily an indication of how the Fund will perform in the future. The average annual total return reflects the assumed contingent deferred sales charge (''CDSC'') for Class B Shares (5% maximum declining to 0% after six years) and the assumed CDSC for Class C Shares (1% if redeemed within 12 months of purchase). Service Shares are not subject to any initial sales charge or CDSC. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced. You may obtain a Fund's current yield by calling 1-800-526-7384.

Prime Obligations Portfolio



TOTAL RETURN
CALENDAR YEAR (Service Shares)
Best Quarter*
Q3 '00 1.48%
Worst Quarter*
Q1 '04 0.07%
5.37%
4.80%
4.96%
4.90%
4.48%
5.72%
3.38%
1.05%
0.39%
0.60%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Service Shares (Inception 6/1/90)	0.60%	2.21%	3.54%	3.78%
Class B (Inception 5/8/96) Including CDSC	0.35%	1.77%	N/A	2.76%
Class C (Inception 8/15/97) Including CDSC	0.35%	1.77%	N/A	2.52%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Tax-Exempt Diversified Portfolio


TOTAL RETURN
CALENDAR YEAR (Service Shares)
Best Quarter*
Q4 '00 0.88%
Worst Quarter*
Q3 '03 0.04%
3.31%
2.84%
2.97%
2.76%
2.48%
3.33%
2.03%
0.71%
0.33%
0.42%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Service Shares (Inception 7/2/90)	0.42%	1.36%	2.11%	2.36%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Fund Fees and Expenses

(Service, Class B and Class C Shares)

This table describes the fees and expenses that you would pay if you buy and hold ILA Service, Class B or Class C Shares of a Fund.

	Prime Obligations Portfolio			Tax-Exempt Diversified Portfolio
	(ILA Service)	(ILA Class B†)	(ILA Class C†)	(ILA Service)
Shareholder Fees				
(fees paid directly from your investment):				
Maximum Sales Charge (Load) Imposed on Purchases	None	None	None	None
Maximum Deferred Sales Charge (Load)[1]	None	5.0%[2]	1.0%[3]	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fees	None	None	None	None
Exchange Fees	None	None	None	None
Annual Fund Operating Expenses				
(expenses that are deducted from Fund assets):[4]				
Management Fees	0.35%	0.35%	0.35%	0.35%
Class B and C Distribution and Service (12b-1) Fees	N/A	1.00%[8]	1.00%[8]	N/A
Other Expenses*	0.52%	0.12%	0.12%	0.46%
Service Fees[5]	0.25%	N/A	N/A	0.25%
Shareholder Administration Fees	0.15%	N/A	N/A	0.15%
All Other Expenses[6]	0.12%	0.12%	0.12%	0.06%
Total Fund Operating Expenses[7]*	0.87%	1.47%[8]	1.47%[8]	0.81%

See page 13 for all other footnotes.

* As a result of waivers and expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Funds which are actually incurred are as set forth below. The waivers and expense limitations may be modified or terminated at any time at the option of the Investment Adviser and, with respect to the expense limitation described in footnote 7, with the approval of the Trustees. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Prime Obligations Portfolio			Tax-Exempt Diversified Portfolio
	(ILA Service)	(ILA Class B†)	(ILA Class C†)	(ILA Service)
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[4]				
Management Fees	*0.35%*	*0.35%*	*0.35%*	*0.35%*
Class B and C Distribution and Service (12b-1) Fees	*N/A*	*1.00%*[8]	*1.00%*[8]	*N/A*
Other Expenses	*0.48%*	*0.08%*	*0.08%*	*0.46%*
Service Fees[6]	*0.25%*	*N/A*	*N/A*	*0.25%*
Shareholder Administration Fees	*0.15%*	*N/A*	*N/A*	*0.15%*
All Other Expenses[7]	*0.08%*	*0.08%*	*0.08%*	*0.06%*
Total Fund Operating Expenses (after waivers and expense limitations)[7]	*0.83%*	*1.43%*[8]	*1.43%*[8]	*0.81%*

† *Investors wishing to purchase shares of the Prime Obligations Portfolio are generally required to purchase ILA Service Shares. ILA Class B and Class C Shares of the Prime Obligations Portfolio will typically be acquired in exchange for Class B or Class C Shares, respectively, of another Goldman Sachs Fund.*

[1] *The maximum CDSC is a percentage of the lesser of the NAV at the time of redemption or the NAV when the shares were originally purchased.*

[2] *A CDSC is imposed upon Class B Shares redeemed within six years of purchase (or initial investment in a Goldman Sachs Fund from which an exchange is made) at a rate of 5% in the first year, declining to 1% in the sixth year, and eliminated thereafter.*

[3] *A CDSC of 1% is imposed on Class C Shares redeemed within 12 months of purchase (or initial investment in a Goldman Sachs Fund from which an exchange is made).*

[4] *Except as noted in footnote 8, the Fund's annual operating expenses are based on actual expenses for the fiscal year ended December 31, 2004.*

[5] *Service Organizations may charge other fees directly to their customers who are the beneficial owners of ILA Service Shares in connection with their customers' accounts. Such fees may affect the return such customers realize with respect to their investments.*

[6] *''All Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of each class plus all other ordinary expenses not detailed above.*

[7] *The Investment Adviser has voluntarily agreed to reduce or limit ''Total Fund Operating Expenses'' of each Fund such that Total Fund Operating Expenses (excluding distribution fees, service fees, shareholder administration fees, taxes, interest, brokerage fees, litigation, indemnification, shareholder meeting and other extraordinary expenses) will not exceed 0.434% of each Fund's average daily net assets.*

[8] *The ''Class B and C Distribution and Service Fees'' and ''Total Fund Operating Expenses'' have been restated to reflect reductions in the distribution and service fee waivers that are expected for the current year.*

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Service, Class B or Class C Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Prime Obligations				
ILA Service Shares	$ 89	$278	$ 482	$1,073
Class B Shares*				
– Assuming complete redemption	$650	$765	$1,003	$1,595
– Assuming no redemption	$150	$465	$ 803	$1,595
Class C Shares				
– Assuming complete redemption	$250	$465	$ 803	$1,757
– Assuming no redemption	$150	$465	$ 803	$1,757
Tax-Exempt Diversified				
ILA Service Shares	$ 83	$259	$ 450	$1,002

* *ILA Class B Shares convert to ILA Service Shares eight years after purchase; therefore, ILA Class B expenses in the hypothetical example above assume this conversion.*

Service Organizations that invest in Service Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your Service Organization for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investment.

Certain institutions may receive other compensation in connection with the sale and distribution of shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Payments to Intermediaries'' in the Additional Statement.

Service Providers

INVESTMENT ADVISER

Goldman Sachs Asset Management, L.P. (''GSAM''), 32 Old Slip, New York, New York 10005, has been registered as an investment adviser with the SEC since 1990 and is an affiliate of Goldman Sachs. As of December 31, 2004, GSAM, along with other units of the Investment Management Division of Goldman Sachs, had assets under management of $451.3 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser also performs the following services for the Funds:

- Continually manages each Fund, including the purchase, retention and disposition of securities and other assets
- Administers each Fund's business affairs
- Performs various recordholder servicing functions (to the extent not provided by other organizations)

Pursuant to SEC orders, a Fund may enter into principal transactions in certain money market instruments, including repurchase agreements, with Goldman Sachs.

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Portfolio's average daily net assets):

Fund	Contractual Rate	Actual Rate For the Fiscal Year Ended December 31, 2004
Prime Obligations	0.35%	0.35%
Tax-Exempt Diversified	0.35%	0.35%

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ‘‘Distributor’’) of each Fund’s shares. Goldman Sachs, P.O. Box 06050, Chicago, Illinois 60606-6306, also serves as each Fund’s transfer agent (the ‘‘Transfer Agent’’) and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund’s investment activities. Goldman Sachs is a full service investment banking, broker dealer, asset management and financial services organization and a major participant in global financial markets. As such, it acts as an investor, investment banker, research provider, investment manager, financer, advisor, market maker, trader, prime broker, lender, agent and principal, and has other direct and indirect interests, in the global fixed income, currency, commodity, equity and other markets in which the Funds directly and indirectly invest. Thus, it is likely that the Funds will have multiple business relationships with and will invest in, engage in transactions with, make voting decisions with respect to, or obtain services from entities for which Goldman Sachs performs or seeks to perform investment banking or other services. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund’s investment activities, therefore, may differ from those of

Goldman Sachs, its affiliates, and other accounts managed by Goldman Sachs and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. Furthermore, transactions undertaken by Goldman Sachs, its affiliates or Goldman Sachs advised clients may adversely impact the Funds. Transactions by one or more Goldman Sachs advised clients or the Investment Adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Funds. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a global financial services firm, Goldman Sachs also provides a wide range of investment banking and financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it may create markets or specialize in, have positions in and affect transactions in, securities of issuers held by the Funds, and may also perform or seek to perform investment banking and financial services for those issuers. Goldman Sachs and its affiliates may have business relationships with and purchase or distribute or sell services or products from or to distributors, consultants or others who recommend the Funds or who engage in transactions with or for the Funds. For more information about conflicts of interest, see the Additional Statement.

Under a securities lending program approved by the Funds' Board of Trustees, the Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Fund to the extent that the Funds engage in the securities lending program. For these services, the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Funds' investment of the cash received as collateral for the loaned securities. In addition, the Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Funds' portfolio investment transactions.

LEGAL PROCEEDINGS

On April 2, 2004, Lois Burke, a plaintiff identifying herself as a shareholder of the Goldman Sachs Internet Tollkeeper Fund, filed a purported class and derivative action lawsuit in the United States District Court for the Southern District of New York against The Goldman Sachs Group, Inc. (''GSG''), Goldman Sachs Asset Management, L.P. (''GSAM''), the Trustees and Officers of the Goldman Sachs Trust (the ''Trust''), and John Doe Defendants. In addition, certain investment portfolios of the Trust were named as nominal defendants. On April 19 and May 6,

2004, additional class and derivative action lawsuits containing substantially similar allegations and requests for redress were filed in the United States District Court for the Southern District of New York. On June 29, 2004, the three complaints were consolidated into one action, *In re Goldman Sachs Mutual Funds Fee Litigation*, and on November 17, 2004, the plaintiffs filed a consolidated amended complaint against GSG, GSAM, Goldman Sachs Asset Management International (''GSAMI''), Goldman, Sachs & Co., the Trustees and Officers of the Trust and John Doe Defendants (collectively, the ''Defendants'') in the United States District Court for the Southern District of New York. Certain investment portfolios of the Trust and Goldman Sachs Variable Insurance Trust (collectively, the ''Goldman Sachs Funds'') were also named as nominal defendants in the amended complaint.

The consolidated amended complaint, which is brought on behalf of all persons or entities who held shares in the Goldman Sachs Funds between April 2, 1999 and January 9, 2004, inclusive (the ''Class Period''), asserts claims involving (i) violations of the Act, the Investment Advisers Act of 1940, and New York General Business Law; (ii) common law breach of fiduciary duty; (iii) aiding and abetting breach of fiduciary duty; and (iv) unjust enrichment. The complaint alleges, among other things, that during the Class Period, the Defendants made improper and excessive brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds and omitted statements of fact in registration statements and reports filed pursuant to the Act which were necessary to prevent such registration statements and reports from being materially false and misleading. In addition, the complaint alleges that the Goldman Sachs Funds paid excessive and improper investment advisory fees to GSAM and GSAMI. The complaint also alleges that GSAM and GSAMI used Rule 12b-1 fees for improper purposes and made improper use of soft dollars. The complaint further alleges that the Trust's Officers and Trustees breached their fiduciary duties in connection with the foregoing. The plaintiffs in the cases are seeking compensatory damages; punitive damages; rescission of GSAM's and GSAMI's investment advisory agreement and return of fees paid; an accounting of all Goldman Sachs Funds-related fees, commissions and soft dollar payments; restitution of all unlawfully or discriminatorily obtained fees and charges; and reasonable costs and expenses, including counsel fees and expert fees.

Based on currently available information, GSAM and GSAMI believe that the likelihood that the pending purported class and derivative action lawsuit will have a material adverse financial impact on the Goldman Sachs Funds is remote, and the pending action is not likely to materially affect their ability to provide investment management services to their clients, including the Goldman Sachs Funds.

Dividends

All or substantially all of each Fund's net investment income will be declared as a dividend daily. Dividends will normally, but not always, be declared as of 4:00 p.m. New York time as a dividend and distributed monthly. You may choose to have dividends paid in:

- Cash
- Additional shares of the same class of the same Fund

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time. If you do not indicate any choice, dividends and distributions will be reinvested automatically in the applicable Fund.

Dividends will be reinvested as of the last calendar day of each month. Cash distributions normally will be paid on or about the first business day of each month. Net short-term capital gains, if any, will be distributed in accordance with federal income tax requirements and may be reflected in a Fund's daily distributions.

Each Fund may distribute at least annually other realized capital gains, if any, after reduction by available capital losses. In order to avoid excessive fluctuations in the amount of monthly capital gains distributions, a portion of any net capital gains realized on the disposition of securities during the months of November and December may be distributed during the subsequent calendar year. The realized gains and losses are not expected to be of an amount which would affect the Fund's NAV of $1.00 per share.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' shares.

HOW TO BUY SHARES

How Can I Purchase Shares Of The Funds?

You may purchase shares of the Funds through:

- Goldman Sachs;
- Authorized Dealers; or
- Directly from the Trust.

Each Fund offers Service Shares, and the Prime Obligations Portfolio also offers Class B and Class C Shares. You may purchase shares on any business day at their NAV next determined after receipt of an order in proper form by State Street Bank and Trust Company (''State Street'') as agent for Goldman Sachs or certain authorized institutions (''Authorized Dealers''). No sales load is charged.

Service Shares may be purchased through Goldman Sachs acting as a Service Organization or through Authorized Dealers. Class B and Class C Shares may be purchased through Goldman Sachs or through Authorized Dealers. Class B and Class C Shares will typically be issued only upon an exchange of Class B and Class C Shares of another equity or bond fund of the Goldman Sachs Trust (the ''Trust'') or to accounts that intend to systematically exchange such shares for Class B or Class C Shares of other Goldman Sachs Funds. If you do not specify in your instructions to the Funds which class of shares you wish to purchase, the Funds will assume that the instructions apply to Service Shares since, unlike Class B and Class C Shares, they are normally not subject to any CDSC and have lower fees.

In order to make an initial investment in a Fund, you must furnish to the Fund, Goldman Sachs, your Service Organization or your Authorized Dealer the information in the Account Application. An order will be processed upon receipt of payment.

To Open an Account:

- Complete the Account Application
- Mail your payment and Account Application to:

  Your Authorized Dealer

  – Purchases by check or Federal Reserve draft should be made payable to your Authorized Dealer

  – Your Authorized Dealer is responsible for forwarding payment promptly (within three business days) to the Fund

  or

Goldman Sachs Funds
P.O. Box 219711, Kansas City, MO 64121-9711

– Purchases by check or Federal Reserve draft should be made payable to Goldman Sachs Funds—(Name of Fund ***and*** Class of Shares)

– Boston Financial Data Services, Inc. (''BFDS''), the Fund's sub-transfer agent, will not accept checks drawn on foreign banks, third-party checks, cashier's checks or official checks except in instances pertaining to retirement asset transfers, temporary checks, electronic checks, drawer checks, cash, money orders, travelers cheques or credit card checks

– Federal funds wire, Automated Clearing House Network (''ACH'') transfer or bank wires should be sent to State Street

It is expected that Federal Reserve drafts will ordinarily be converted to federal funds on the day of receipt and that checks will be converted to federal funds within two business days after receipt. ACH transfers are expected to convert to federal funds on the business day following receipt of the ACH transfer.

When Do Shares Begin Earning Dividends?

Dividends begin to accrue as follows:

If an effective order and federal funds are received:	Dividends begin:
Prime Obligations Portfolio:	
■ By 3:00 p.m. New York time	Same business day
■ After 3:00 p.m. New York time	Next business day
Tax-Exempt Diversified Portfolio:	
■ By 1:00 p.m. New York time	Same business day
■ After 1:00 p.m. New York time	Next business day

What Is My Minimum Investment In The Funds?

All Funds	Initial	Additional
Regular Accounts	$5,000	None
Systematic Exchange Program (Class B and C Shares Only)	$1,000	None
Other Share Exchanges	$5,000 or full account share balance, whichever is less	None
Prime Obligations Portfolio Only		
Tax-Sheltered Retirement Plans (excluding SIMPLE IRAs and Education IRAs)	$250	$50
Uniform Gift to Minors Act Accounts/Uniform Transfer to Minors Act Accounts	$250	$50
403(b) Plan Accounts	$200	None
SIMPLE IRAs and Education IRAs	$50	None
Automatic Investment Plan Accounts	$50	$50

What Alternative Sales Arrangements Are Available?

The Funds offer three classes of shares through this Prospectus:

Maximum Amount You Can Buy in the Aggregate Across Funds	Class B	$100,000*
	Class C	$1,000,000
	Service Shares	No limit
Initial Sales Charge	Class B	None
	Class C	None
	Service Shares	None
CDSC	Class B	6 year declining CDSC with a maximum of 5%
	Class C	1% if shares are redeemed within 12 months of purchase
	Service Shares	None unless acquired in an exchange for shares subject to a CDSC
Conversion Feature	Class B	Class B Shares automatically convert to ILA Service Shares after 8 years
	Class C	None
	Service Shares	None

* *No additional Class B Shares may be purchased by an investor either in an initial purchase or in subsequent purchases if the current market value of the shares owned and/or purchased is equal to or exceeds $100,000.*

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Refuse to open an account if you fail to (i) provide a Social Security Number or other taxpayer identification number; or (ii) certify that such number is correct (if required to do so under applicable law).
- Reject any purchase order for any reason.
- Modify or waive the minimum investment requirement.
- Modify the manner in which shares are offered.
- Modify the sales charge rate applicable to future purchases of Class B and Class C Shares.

The Board of Trustees of the Trust has not adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares in light of the nature and high quality of the Funds' investments. Each Fund reserves the right, however, to refuse a purchase or exchange order if management of the Trust believes that the transaction may not be in the best interests of the Fund. The Trust and Goldman Sachs will not be liable for any loss resulting from rejected purchase or exchange orders. In addition, restrictions on frequent transactions may apply with respect to other investment portfolios of the Trust.

Generally, the Funds will not allow non-U.S. citizens and certain U.S. citizens residing outside the United States to open an account directly with the Funds.

The Funds may allow you to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Investment Adviser.

The minimum investment requirement may be waived for current and former officers, partners, directors or employees of Goldman Sachs or any of its affiliates.

Customer Identification Program. Federal law requires the Funds to obtain, verify and record identifying information, which may include the name, residential or business street address, date of birth (for an individual), Social Security Number or taxpayer identification number or other identifying information, for each investor who opens an account with the Funds. Applications without the required information, or (where applicable) without an indication that a Social Security Number or taxpayer identification number has been applied for, may not be accepted by the Funds. After accepting an application, to the extent permitted by applicable law or their customer identification program, the Funds reserve the right to: (i) place limits on transactions in any account until the identity of the investor is verified; (ii) refuse an investment in the Funds; or (iii) involuntarily redeem an investor's shares and close an account in the event that the Funds are unable to verify an investor's identity. The Funds and their agents will not be responsible for any loss in an investor's account resulting from the investor's delay in providing all required identifying information or from closing an account and redeeming an investor's shares pursuant to the customer identification program.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange shares is the Fund's next determined NAV for a share class. The Funds calculate NAV as follows:

$$\text{NAV} = \frac{\text{(Value of Assets of the Class)} - \text{(Liabilities of the Class)}}{\text{Number of Outstanding Shares of the Class}}$$

- NAV per share of each class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. Fund shares will be priced on any day the New York Stock Exchange is open, except for days on which Chicago, Boston, or New York banks are closed for local holidays.

- On any business day when the Bond Market Association (''BMA'') recommends that the securities markets close early, each Fund reserves the right to close at or prior to the BMA recommended closing time. If a Fund does so, it will cease granting same business day credit for purchase and redemption orders received after the Fund's closing time and credit will be granted to the next business day.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open one or more Funds for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-526-7384.

To help each Fund maintain its $1.00 constant share price, portfolio securities are valued at amortized cost in accordance with SEC regulations. Amortized cost will normally approximate market value. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

A COMMON QUESTION ABOUT THE PURCHASE OF SERVICE SHARES

What Is The Offering Price Of Service Shares?

You may purchase Service Shares of the Funds at the next determined NAV without an initial sales charge. Service Shares are not subject to any CDSC (unless acquired in an exchange transaction for shares of a Goldman Sachs Fund that were subject to a CDSC).

What Is The Offering Price Of Class B Shares?

You may purchase Class B Shares of the Prime Obligations Portfolio at the next determined NAV without an initial sales charge. However, Class B Shares redeemed within six years of purchase will be subject to a CDSC at the rates shown in the table on the next page based on how long you held your shares.

The CDSC schedule is as follows:

Year Since Purchase	CDSC as a Percentage of Dollar Amount Subject to CDSC
First	5%
Second	4%
Third	3%
Fourth	3%
Fifth	2%
Sixth	1%
Seventh and thereafter	None

No CDSC is imposed upon exchanges of Class B Shares between the Prime Obligation Portfolios and another Goldman Sachs Fund. However, shares acquired in an exchange will be subject to the CDSC to the same extent as if there had been no exchange.

Proceeds from the CDSC are payable to the Distributor and may be used in whole or in part to defray the Distributor's expenses related to providing distribution-related services to the Funds in connection with the sale of Class B Shares, including the payment of compensation to Authorized Dealers. A commission equal to 4% of the amount invested is paid to Authorized Dealers.

What Should I Know About The Automatic Conversion Of Class B Shares?

Class B Shares of the Prime Obligations Portfolio will automatically convert into Service Shares of the Prime Obligations Portfolio at the end of the calendar quarter that is eight years after the purchase date.

If you acquire Class B Shares of the Prime Obligations Portfolio by exchange from Class B Shares of another Goldman Sachs Fund, your Class B Shares will convert into Service Shares of the Prime Obligations Portfolio based on the date of the initial purchase and the CDSC schedule of that purchase.

If you acquire Class B Shares through reinvestment of distributions, your Class B Shares will convert into Service Shares based on the date of the initial purchase of the shares on which the distribution was paid.

The conversion of Class B Shares to Service Shares will not occur at any time the Prime Obligations Portfolio is advised that such conversions may constitute taxable events for federal tax purposes, which the Fund believes is unlikely. If conversions do not occur as a result of possible taxability, Class B Shares would continue to be subject to higher expenses than Service Shares for an indeterminate period.

A COMMON QUESTION ABOUT THE PURCHASE OF CLASS C SHARES

What Is The Offering Price Of Class C Shares?

You may purchase Class C Shares of the Prime Obligations Portfolio at the next determined NAV without paying an initial sales charge. However, if you redeem Class C Shares within 12 months of purchase, a CDSC of 1% will normally be deducted from the redemption proceeds. In connection with purchases by Section 401(k), profit sharing, money purchase pension, tax-sheltered annuity, defined benefit pension, or other employee benefit plans that are sponsored by one or more employers (including governmental or church employers) or employee organizations (''Retirement Plans''), where Class C Shares are redeemed within 12 months of purchase, a CDSC of 1% may be imposed upon the plan sponsor or third-party administrator.

Proceeds from the CDSC are payable to the Distributor and may be used in whole or in part to defray the Distributor's expenses related to providing distribution-related services to the Funds in connection with the sale of Class C Shares, including the payment of compensation to Authorized Dealers. An amount equal to 1% of the amount invested is paid by the Distributor to Authorized Dealers.

COMMON QUESTIONS APPLICABLE TO THE PURCHASE OF SERVICE, CLASS B AND CLASS C SHARES

What Else Do I Need To Know About The CDSC On Class B Or C Shares?

- No CDSC is charged on shares acquired from reinvested dividends or capital gains distributions.
- When counting the number of months since a purchase of Class B or Class C Shares was made, all payments made during a month will be combined and considered to have been made on the first day of that month.

- To keep your CDSC as low as possible, each time you place a request to sell shares, the Funds will first sell any shares in your account that do not carry a CDSC and then the shares in your account that have been held the longest.

In What Situations May The CDSC On Service, Class B Or Class C Shares Be Waived Or Reduced?

The CDSC on Service, Class B or Class C Shares that are subject to a CDSC (*i.e.*, because the Service Shares were acquired in an exchange transaction for shares of a Goldman Sachs Fund that were subject to a CDSC) may be waived or reduced if the redemption relates to:

- Retirement distributions or loans to participants or beneficiaries from Retirement Plans;
- The death or disability (as defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the ''Code'')) of a participant or beneficiary in a Retirement Plan;
- Hardship withdrawals by a participant or beneficiary in a Retirement Plan;
- Satisfying the minimum distribution requirements of the Code;
- Establishing ''substantially equal periodic payments'' as described under Section 72(t)(2) of the Code;
- The separation from service by a participant or beneficiary in a Retirement Plan;
- The death or disability (as defined in Section 72(m)(7) of the Code) of a shareholder if the redemption is made within one year of the event;
- Excess contributions distributed from a Retirement Plan;
- Distributions from a qualified Retirement Plan invested in the Goldman Sachs Funds which are being rolled over to a Goldman Sachs IRA in the same share class; or
- Redemption proceeds which are to be reinvested in accounts or non-registered products over which GSAM or its advisory affiliates have investment discretion.

In addition, Service, Class B and Class C Shares subject to a systematic withdrawal plan may be redeemed without a CDSC. The Funds reserve the right to limit such redemptions, on an annual basis, to 12% each of the value of your Class B and C Shares.

What Other Attributes of Service, Class B Or Class C Shares Should I Know About?

- ***Service Shares.*** Service Shares are normally not subject to any initial sales charge or CDSC. However, Service Shares are subject to service and shareholder administration fees at the aggregate annual rate of 0.40% of a Fund's average daily net assets attributable to Service Shares.
- ***Class B Shares.*** Class B Shares are subject to a CDSC but not an initial sales charge. By not paying a front-end sales charge, your entire investment in

Class B Shares is available to work for you from the time you make your initial investment. However, the distribution fee of up to 0.75% and service fee of up to 0.25% paid by Class B Shares will cause your Class B Shares (until conversion to Service Shares) to have a higher expense ratio, and thus lower performance and dividend payments, than Service Shares. A maximum purchase limitation of $100,000 in the aggregate normally applies to Class B Shares. Once the current value of the Class B Shares in the aggregate across all Goldman Sachs Funds is equal to $100,000, you will not be allowed to purchase any additional Class B Shares. Individual purchases exceeding $100,000 will be rejected and additional purchases which could cause your holdings in Class B Shares to exceed $100,000 will be rejected.

- ***Class C Shares.*** Class C Shares are also subject to a CDSC but not an initial sales charge. By not paying a front-end sales charge, your entire investment in Class C Shares is available to work for you from the time you make your initial investment. However, the distribution fee of up to 0.75% and service fee of up to 0.25% paid by Class C Shares will cause your Class C Shares to have a higher expense ratio, and thus lower performance and dividend payments, than Service Shares (or Class B Shares after conversion to Service Shares).

  Although Class C Shares are subject to a CDSC for only 12 months, Class C Shares do not have the automatic eight-year conversion feature applicable to Class B Shares and your investment may therefore pay higher distribution fees indefinitely.

  A maximum purchase limitation of $1,000,000 in the aggregate normally applies to purchases of Class C Shares. Once the current value of the Class C Shares in the aggregate across all Goldman Sachs Funds is equal to $1,000,000, you will not be allowed to purchase any additional Class C Shares. Individual purchases exceeding $1,000,000 will be rejected and additional purchases which could cause your holdings in Class B Shares to exceed $1,000,000 will be rejected.

Note: Authorized Dealers may receive different compensation for selling Service, Class B or Class C Shares.

In addition to Service, Class B and Class C Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

How Can I Sell Shares Of The Funds?

You may arrange to take money out of your account by selling (redeeming) some or all of your shares. **Generally, each Fund will redeem its shares upon request on any business day at their NAV next determined after receipt of such request in proper form, subject to any applicable CDSC.** You may request that redemption proceeds be sent to you by check or by wire (if the wire instructions are on record). Redemptions may be requested in writing or by telephone.

Instructions For Redemptions:	
By Writing:	■ Write a letter of instruction that includes: ■ Your name(s) and signature(s) ■ Your account number ■ The Fund name and Class of Shares ■ The dollar amount you want to sell ■ How and where to send the proceeds ■ Obtain a signature guarantee (see details below) ■ Mail your request to: Goldman Sachs Funds P.O. Box 219711 Kansas City, MO 64141-9711 or for overnight delivery — Goldman Sachs Funds 330 West 9th St. Poindexter Bldg. 1st Floor Kansas City, MO 64105
By Telephone:	If you have not declined the telephone redemption privilege on your Account Application: ■ 1-800-526-7384 (8:00 a.m. to 4:00 p.m. New York time) ■ You may redeem up to $50,000 of your shares daily ■ Proceeds which are sent directly to a Goldman Sachs brokerage account or to the bank account designated on your Account Application are not subject to the $50,000 limit

You may also take advantage of the check redemption privilege described below.

When Do I Need A Medallion Signature Guarantee To Redeem Shares?

A signature guarantee may be required if:

- You are requesting in writing to redeem shares in an amount over $50,000;
- You would like the redemption proceeds sent to an address that is not your address of record; or

- You would like to change the bank designated on your Account Application.

Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.

A signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee. Additional documentation may be required for executors, trustees or corporations or when deemed appropriate by the Transfer Agent.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor, and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. The Trust may accept telephone redemption requests from any person identifying himself or herself as the owner of an account or the owner's registered representative where the owner has not declined in writing to use this service. Thus, you risk possible losses if a telephone redemption is not authorized by you.

In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs and BFDS employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Proceeds of telephone redemption requests will be sent only to your address of record or authorized bank account designated on your Account Application (unless you provide written instructions and a signature guarantee, indicating another address or account).
- For the 30-day period following a change of address, telephone redemptions will only be filled by a wire transfer to the bank account designated on the Account Application (see immediately preceding bullet point). In order to receive the redemption by check during this time period, the redemption request must be a written, Medallion signature guaranteed letter.
- The telephone redemption option does not apply to shares held in a ''street name'' account. ''Street name'' accounts are accounts maintained and serviced by your Authorized Dealer. If your account is held in ''street name,'' you

should contact your registered representative of record, who may make telephone redemptions on your behalf.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

When Will Redemption Proceeds Be Wired Or Mailed?

Redemption proceeds will normally be wired or mailed to the recordholder of shares as follows:

Redemption Request Received	Redemption Proceeds	Dividends
Prime Obligations Portfolio:		
By 3:00 p.m. New York time	Wired same business day Checks sent next business day	Not earned on day request is received
After 3:00 p.m. New York time	Wired next business day Checks sent within two business days	Earned on day request is received
Tax-Exempt Diversified Portfolio:		
By 12:00 p.m. New York time	Wired same business day Checks sent next business day	Not earned on day request is received
After 12:00 p.m. New York time	Wired next business day Checks sent within two business days	Earned on day request is received

- Although redemption proceeds will normally be wired or mailed as described above, each Fund reserves the right to pay redemption proceeds up to three business days following receipt of a properly executed wire transfer request. Redemption requests or payments may be postponed or suspended as permitted pursuant to Section 22(e) of the Act. Generally, under that section, redemption requests or payments may be postponed or suspended if (i) the New York Stock Exchange is closed for trading or trading is restricted; (ii) an emergency exists which makes the disposal of securities owned by a Fund or the fair determination of the value of the Fund's net assets not reasonably practicable; or (iii) the SEC by order permits the suspension of the right of redemption. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.
- To change the bank designated on your Account Application, you must send written instructions (with your signature guaranteed) to the Transfer Agent.

- Neither the Trust nor Goldman Sachs assumes any responsibility for the performance of your bank or any intermediaries in the transfer process. If a problem with such performance arises, you should deal directly with your bank or any such intermediaries.

What Should I Know About The Check Redemption Privilege? (Service Shares Only)

You may elect to have a special account with State Street for the purpose of redeeming shares from your account by check. The following general policies govern the check redemption privilege:

- You will be provided with a supply of checks when State Street receives a completed signature card and authorization form. Checks drawn on the account may be payable to the order of any person in any amount over $500, but cannot be certified.
- The payee of the check may cash or deposit it just like any other check drawn on a bank.
- When the check is presented to State Street for payment, a sufficient number of full or fractional Service Shares will be redeemed to cover the amount of the check.
- Canceled checks will be returned to you by State Street.
- The check redemption privilege allows you to receive the dividends declared on the Service Shares that are to be redeemed until the check is actually processed. Because of this feature, accounts may not be completely liquidated by check.
- If the amount of the check is greater than the value of the Service Shares held in your account, the check will be returned unpaid. In this case, you may be subject to extra charges.
- The Trust reserves the right to limit the availability of, modify or terminate the check redemption privilege at any time with respect to any or all shareholders.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.

The Trust reserves the right to:

- Redeem the shares of any account whose balance falls below the minimum as a result of a redemption. The Fund will give 60 days' prior written notice to allow you to purchase sufficient additional shares of the Fund in order to avoid such redemption. Different rules may apply to investors who have established brokerage accounts with Goldman Sachs in accordance with the terms and conditions of their account agreements.

- Redeem the shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to the Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at the NAV on the day of reinvestment in additional shares of the same class and Fund on which the distributions are paid. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

You may exchange Service Shares of each Fund and Class B and C Shares of the Prime Obligations Portfolio for shares of the same class or an equivalent class of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice to you.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ Your name(s) and signature(s) ■ Your account number ■ The Fund names and Class of Shares ■ The dollar amount you want to exchange ■ Mail the request to: Goldman Sachs Funds P.O. Box 219711 Kansas City, MO 64121-9711 or for overnight delivery— Goldman Sachs Funds 330 West 9th St. Poindexter Bldg. 1st Floor Kansas City, MO 64105
By Telephone:	If you have not declined the telephone exchange privilege on your Account Application: ■ 1-800-526-7384 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.

- Currently, there is no charge for exchanges, although a Fund may impose a charge in the future.
- Exchanges of Class B and Class C Shares will be made at NAV and will be subject to the CDSC of the original shares held. For purposes of determining the amount of the applicable CDSC, the length of time you have owned the shares will be measured from the date you acquired the original shares subject to a CDSC and will not be affected by subsequent exchange.
- Exchanges of Service Shares from each Fund will be made into the relevant Goldman Sachs Fund at the public offering price, which may include a sales charge, unless a sales charge has previously been paid on the investment represented by the exchanged shares (*i.e.*, the shares to be exchanged were originally issued in exchange for shares on which a sales charge was paid), in which case the exchange will be made at NAV. Service Shares acquired in an exchange transaction for shares of a Goldman Sachs Fund will be subject to the CDSC, if any, of the shares originally held.
- Eligible investors may exchange certain classes of shares for another class of shares of the same Fund. For further information, call Goldman Sachs Funds at 1-800-526-7384 and see the Additional Statement.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund or the entire balance of the original Fund account should be exchanged. The minimum initial exchange is $5,000 or the full account share balance, whichever is less.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs and BFDS may use reasonable procedures described under ‘‘What Do I Need To Know About Telephone Redemption Requests?’’ in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Telephone exchanges normally will be made only to an identically registered account.
- Exchanges into Funds that are closed to new investors may be restricted.
- A signature guarantee may be required (see details above).

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

Can I Arrange To Have Automatic Investments Made On A Regular Basis?

You may be able to make systematic cash investments through your bank via ACH transfer or your checking account via bank draft each month. Forms for this option are available from Goldman Sachs and your Authorized Dealer or you may check the appropriate box on the Account Application.

Can I Arrange To Have Automatic Exchanges Made On A Regular Basis?

You may elect to exchange automatically a specified dollar amount of shares of a Fund for shares of the same class or an equivalent class of another Goldman Sachs Fund.

- Shares will be purchased at NAV.
- No initial sales charge is imposed.
- Sales subject to a CDSC acquired under this program may be subject to a CDSC at the time of redemption from the Fund into which the exchange is made depending upon the date and value of your original purchase.
- Automatic exchanges are made monthly on the 15th day of each month or the first business day thereafter.
- Minimum dollar amount: $50 per month.

Do I Have Any Reinvestment Privileges With Respect to Class B or Class C Shares?

You may redeem Class B or Class C Shares of a Fund and reinvest a portion or all of the redemption proceeds (plus any additional amounts needed to round off purchases to the nearest full share). To be eligible for this privilege, you must hold the shares you want to redeem for at least 30 days and must reinvest the share proceeds within 90 days after you redeem. You may reinvest as follows:

- If you redeem Class B Shares of the Prime Obligations Portfolio, you may reinvest any or all of the redemption proceeds (plus that amount necessary to acquire a fractional share to round off the purchase to the nearest full share) in Service Shares of Prime Obligations Portfolio and Tax-Exempt Diversified Portfolio or Class A Shares of another Goldman Sachs Fund at NAV. The amount of the CDSC paid upon redemption will not be credited to your account.
- If you redeem Class C Shares of the Prime Obligations Portfolio, you may reinvest any or all of the redemption proceeds (plus that amount necessary to acquire a fractional share to round off the purchase to the nearest full share) in Class C Shares of the Prime Obligations Portfolio or Class C Shares of another Goldman Sachs Fund.
- You should obtain and read the applicable prospectuses before investing in any other Funds.

- If you redeem Class C Shares, pay a CDSC upon redemption and reinvest in Class C Shares subject to the conditions set forth above, your account will be credited with the amount of the CDSC previously charged, and the reinvested shares will continue to be subject to a CDSC. In this case, the holding period of the Class C Shares acquired through reinvestment for purposes of computing the CDSC payable upon a subsequent redemption will include the holding period of the redeemed shares.
- The reinvestment privilege may be exercised at any time in connection with transactions in which the proceeds are reinvested at NAV in a tax-sheltered retirement plan. In other cases, the reinvestment privilege may be exercised once per year upon receipt of a written request.
- You may be subject to tax as a result of a redemption. You should consult your tax adviser concerning the tax consequences of a redemption and reinvestment.

Can I Have Automatic Withdrawals Made On A Regular Basis?

You may draw on your account systematically via check or ACH transfer in any amount of $50 or more.

- It is normally undesirable to maintain a systematic withdrawal plan at the same time that you are purchasing additional Class B or Class C Shares because of the imposition of a CDSC on your redemptions of Class B and/or Class C Shares.
- You must have a minimum balance of $5,000 in a Fund.
- Checks are mailed the next business day after your systematic withdrawal date.
- Each systematic withdrawal is a redemption and therefore a taxable transaction.
- The CDSC applicable to Class B or Class C Shares redeemed under the systematic withdrawal plan may be waived.

What Should I Know When I Purchase Shares Through An Authorized Dealer?

Authorized Dealers and other financial intermediaries may provide varying arrangements for their clients to purchase and redeem Fund shares. They may charge additional fees not described in this Prospectus to their customers for such services.

If shares of a Fund are held in a ''street name'' account with an Authorized Dealer, all recordkeeping, transaction processing and payments of distributions relating to your account will be performed by the Authorized Dealer, and not by the Fund and its Transfer Agent. Since the Funds will have no record of your transactions, you should contact the Authorized Dealer to purchase, redeem or exchange shares, to make changes in or give instructions concerning your account or to obtain information about your account. The transfer of shares in a ''street name'' account to an account with another dealer or to an account directly with the

Fund involves special procedures and will require you to obtain historical purchase information about the shares in the account from the Authorized Dealer.

Authorized Dealers and other financial intermediaries may be authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and if approved by the Trust, to designate other intermediaries to accept such orders. In these cases:

- A Fund will be deemed to have received an order that is in proper form by or on behalf of a customer when the order is accepted by an Authorized Dealer or intermediary on a business day, and the order will be priced at the Fund's NAV per share (adjusted for any applicable sales charge) next determined after such acceptance.
- Authorized Dealers and intermediaries are responsible for transmitting accepted orders to the Funds within the time period agreed upon by them.

You should contact your Authorized Dealer or intermediary directly to learn whether it is authorized to accept orders for the Trust.

The Investment Adviser, Distributor and/or their affiliates may make payments to Authorized Dealers and other financial intermediaries (''Intermediaries'') from time to time to promote the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. These payments are made out of the Investment Adviser's, Distributor's and/or their affiliates' own assets, and are not an additional charge to the Funds. The payments are in addition to the distribution and service fees and sales charges described in this Prospectus. Such payments are intended to compensate Intermediaries for, among other things: marketing shares of the Funds and other Goldman Sachs Funds, which may consist of payments relating to Funds included on preferred or recommended fund lists or in certain sales programs from time to time sponsored by the Intermediaries; access to the Intermediaries' registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; and/or other specified services intended to assist in the distribution and marketing of the Funds and other Goldman Sachs Funds. The payments may also, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote the sale of shares, as well as sponsor various educational programs, sales contests and/or promotions. The additional payments by the Investment Adviser, Distributor and/or their affiliates may also compensate Intermediaries for subaccounting, administrative and/or shareholder processing services that are in addition to the fees paid for these services by the Funds. The amount of these additional payments is normally not expected to exceed 0.50% (annualized) of the amount sold or invested through the Intermediaries. Please refer to the ''Payments to Intermediaries'' section of the Additional Statement for more information about these payments.

The payments made by the Investment Adviser, Distributor and/or their affiliates may be different for different Intermediaries. The presence of these payments and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered representative or salesperson to highlight, feature or recommend Funds based, at least in part, on the level of compensation paid. You should contact your Authorized Dealer or other Intermediary for more information about the payments it receives and any potential conflicts of interest.

DISTRIBUTION SERVICES AND FEES

What Are The Different Distribution And Service Fees Paid By Service, Class B and Class C Shares?

The Trust has adopted plans (each a ''Plan'') under which Service, Class B and Class C Shares bear service fees and (in the case of Class B and Class C Shares) distribution fees paid to Service Organizations and Goldman Sachs. If the fees received by Goldman Sachs pursuant to the Plans exceed its expenses, Goldman Sachs may realize a profit from these arrangements. Goldman Sachs generally pays the distribution and service fees on a quarterly basis.

Under the Plan for Service Shares, Service Organizations agree to provide the following services in connection with their customers' investments in Service Shares:

- Personal and account maintenance services; and
- Shareholder administration services.

Personal and account maintenance services include:

- Providing facilities to answer inquiries and responding to correspondence with the Service Organization's customers
- Acting as liaison between the Service Organization's customers and the Trust
- Assisting customers in completing application forms, selecting dividend and other options, and similar services

Shareholder administration services include:

- Acting, directly or through an agent, as the sole shareholder of record
- Maintaining account records for customers
- Processing orders to purchase, redeem and exchange shares for customers
- Processing confirmation statements and payments for customers
- Facilitating the inclusion of the Funds in customer accounts, products and services

Pursuant to a service plan and a separate shareholder administration plan adopted by the Trust's Board of Trustees, Service Organizations are entitled to receive payments for their services from the Trust with respect to its Service Shares. These payments are equal to 0.25% (annualized) for personal and account maintenance services plus an additional 0.15% (annualized) for shareholder administration services of the average daily net assets of the Service Shares of the Funds that are attributable to or held in the name of a Service Organization for its customers. In addition, GSAM, at its own expense, may pay a Service Organization up to 0.10% of the average daily net assets of the Service Shares of a Fund, which are attributable to or held in the name of the Service Organization for its customers. The compensation paid by GSAM does not represent an additional expense to a Fund or its shareholders, since it will be paid from the assets of GSAM.

Under the Plans for Class B and Class C Shares, Goldman Sachs is entitled to a monthly fee from each Fund for distribution services equal, on an annual basis, to 0.75% of a Fund's average daily net assets attributed to Class B and Class C Shares. Because these fees are paid out of the Fund's assets on an ongoing basis, over time, these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

The distribution fees are subject to the requirements of Rule 12b-1 under the Act, and may be used (among other things) for:

- Compensation paid to and expenses incurred by Authorized Dealers, Goldman Sachs and their respective officers, employees and sales representatives;
- Commissions paid to Authorized Dealers;
- Allocable overhead;
- Telephone and travel expenses;
- Interest and other costs associated with the financing of such compensation and expenses;
- Printing of prospectuses for prospective shareholders;
- Preparation and distribution of sales literature or advertising of any type; and
- All other expenses incurred in connection with activities primarily intended to result in the sale of Class B and Class C Shares.

In connection with the sale of Class C Shares, Goldman Sachs normally begins paying the 0.75% distribution fee as an ongoing commission to Authorized Dealers after the shares have been held for one year.

PERSONAL ACCOUNT MAINTENANCE SERVICES AND FEES

Under the Plans for Class B and Class C Shares, Goldman Sachs is also entitled to receive a separate fee equal on an annual basis to 0.25% of each Fund's average daily net assets attributed to Class B or Class C Shares. This fee is for personal and account maintenance services, and may be used to make payments to Goldman Sachs, Authorized Dealers and their officers, sales representatives and employees for responding to inquiries of, and furnishing assistance to, shareholders regarding ownership of their shares or their accounts or similar services not otherwise provided on behalf of the Funds. If the fees received by Goldman Sachs pursuant to the Plans exceed its expenses, Goldman Sachs may realize a profit from this arrangement.

In connection with the sale of Class C Shares, Goldman Sachs normally begins paying the 0.25% ongoing service fee to Authorized Dealers after the shares have been held for one year.

WHAT TYPES OF REPORTS WILL I BE SENT REGARDING INVESTMENTS IN SERVICE SHARES, CLASS B SHARES AND CLASS C SHARES?

You will receive an annual report containing audited financial statements and a semi-annual report. To eliminate unnecessary duplication, only one copy of such reports will be sent to shareholders with the same mailing address. If you would like a duplicate copy to be mailed to you, please contact Goldman Sachs Funds at 1-800-621-2550. The Funds do not generally provide sub-accounting services.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions.

Taxes on Distributions: Each Fund contemplates declaring as dividends each year all or substantially all of its net investment income. Fund distributions of investment income are generally taxable as ordinary income for federal tax purposes, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. To the extent that Fund distributions are attributable to interest on certain federal obligations or interest on obligations of your state of residence or its municipalities or authorities, they will in most cases be exempt from state and local income taxes. Distributions from the Tax-Exempt Diversified Portfolio that are designated as ‘‘exempt interest dividends’’ are generally not subject to federal income tax. Distributions of short-term capital gains are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. The Funds will inform shareholders of the character and tax status of all distributions promptly after the close of each calendar year.

You should note that a portion of the exempt-interest dividends paid by the Tax-Exempt Diversified Portfolio may be a preference item when determining your federal alternative minimum tax liability. Exempt-interest dividends are also taken into account in determining the taxable portion of social security or railroad retirement benefits. Any interest on indebtedness incurred by you to purchase or carry shares in the Tax-Exempt Diversified Portfolio generally will not be deductible for federal income tax purposes.

Other Information: When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold 28% of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so.

Distributions made by the Funds to non-U.S. investors between January 1, 2005 and December 31, 2007 will generally not be subject to U.S. withholding tax. In addition, Fund shares held by non-U.S. decedents will generally not be subject to U.S. estate tax for deaths occurring after December 31, 2004 and before January 1, 2008.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental policies and investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs. A Fund may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objective and policies.

U.S. Treasury Obligations and U.S. Government Securities. U.S. Treasury Obligations include securities issued or guaranteed by the U.S. Treasury (''U.S. Treasury Obligations''). Payment of principal and interest on these obligations is backed by the full faith and credit of the U.S. government. U.S. Treasury Obligations include, among other things, the separately traded principal and interest components of securities guaranteed or issued by the U.S. Treasury if such components are traded independently under the Separate Trading of Registered Interest and Principal of Securities program (''STRIPS'').

U.S. Government Securities are obligations issued or guaranteed by U.S. government agencies, authorities, instrumentalities or sponsored enterprises (''U.S. Government Securities''). Unlike U.S. Treasury Obligations, U.S. Government Securities can be supported by either (a) the full faith and credit of the U.S. Treasury (such as the Government National Mortgage Association (''Ginnie Mae'')); (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer.

U.S. Government Securities are deemed to include (a) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government, its agencies, authorities or instrumentalities; and (b) participations in loans made to foreign governments or their agencies that are so guaranteed. Certain of these participations may be regarded as illiquid. U.S. Government Securities also include zero coupon bonds.

U.S. Government Securities have historically involved little risk of loss of principal if held to maturity. However, no assurance can given that the U.S. government will provide financial support to U.S. government agencies, authorities, instrumentalities or sponsored enterprises if it is not obligated to do so by law.

Bank Obligations. Bank obligations include certificates of deposit, commercial paper, unsecured bank promissory notes, bankers' acceptances, time deposits and other debt obligations. A Fund may invest in obligations issued or backed by U.S. banks when a bank has more than $1 billion in total assets at the time of purchase or is a branch or subsidiary of such a bank. Bank obligations may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligation or by government regulation.

Commercial Paper. A Fund may invest in commercial paper, including variable amount master demand notes and asset-backed commercial paper. Commercial paper normally represents short-term unsecured promissory notes issued in bearer form by banks or bank holding companies, corporations, finance companies and other issuers. The commercial paper purchased by a Fund consists of direct U.S. dollar-denominated obligations of domestic issuers. Asset-backed commercial paper is issued by a special purpose entity that is organized to issue the commercial paper and to purchase trade receivables or other financial assets. The credit quality of asset-backed commercial paper depends primarily on the quality of these assets and the level of any additional credit support.

Short-Term Obligations. A Fund may invest in other short-term obligations, including short-term funding agreements payable in U.S. dollars and issued or guaranteed by U.S. corporations or other entities. A funding agreement is a contract between an issuer and a purchaser that obligates the issuer to pay a guaranteed rate of interest on a principal sum deposited by the purchaser. Funding agreements will also guarantee a stream of payments over time. A funding agreement has a fixed maturity date and may have either a fixed or variable interest rate that is based on an index and guaranteed for a set time period. Because there is normally no secondary market for these investments, funding agreements purchased by a Fund may be regarded as illiquid.

Repurchase Agreements. Certain Funds may enter into repurchase agreements with securities dealers and banks. Repurchase agreements are similar to collateralized loans, but are structured as a purchase of securities by a Fund, subject to the seller's agreement to repurchase the securities at a mutually agreed upon date and price. The difference between the original purchase price and the repurchase price is normally based on prevailing short-term interest rates. Under a repurchase agreement, the seller is required to furnish collateral at least equal in value or market price to the amount of the seller's repurchase obligation.

If the seller under a repurchase agreement defaults, a Fund could suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the purchase price and the Fund's cost associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy or insolvency proceedings concerning the seller, a Fund could suffer additional losses if the collateral held by the Fund is subject to a court ''stay'' that prevents the Fund from promptly selling the collateral. If this occurs, the Fund will bear the risk that the value of the collateral will decline below the repurchase price. Furthermore, a Fund could experience a loss if a court determines that the Fund's interest in the collateral is not enforceable.

In evaluating whether to enter into a repurchase agreement, the Investment Adviser will carefully consider the creditworthiness of the seller. Distributions of the income from repurchase agreements will be taxable to a Fund's shareholders. In addition, each Fund, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Asset-Backed and Receivables-Backed Securities. The Prime Obligations Portfolio may invest in asset-backed and receivables-backed securities, whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, mortgages, installment contracts and personal property. Asset-backed and receivables-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed and receivables-backed securities can be expected to accelerate. Accordingly, the Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. In addition, securities that are backed by credit card, automobile and similar types of receivables generally do not have the benefit of a security interest in collateral that is comparable in quality to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligation, there is the possibility that, in some cases, the Fund will be unable to possess and sell the underlying collateral and that the Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, the Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Municipal Obligations. The Funds may invest in municipal obligations. Municipal obligations are issued by or on behalf of states, territories and possessions of the

United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia. Municipal obligations in which a Fund may invest include fixed rate notes and similar debt instruments; variable and floating rate demand instruments; tax-exempt commercial paper; municipal bonds; and unrated notes, paper, bonds or other instruments.

Municipal Notes and Bonds. Municipal notes include tax anticipation notes (''TANs''), revenue anticipation notes (''RANs''), bonds anticipation notes (''BANs''), tax and revenue anticipation notes (''TRANs'') and construction loan notes. Municipal bonds include general obligation bonds and revenue bonds. General obligation bonds are backed by the taxing power of the issuing municipality and are considered the safest type of municipal obligation. Revenue bonds are backed by the revenues of a project or facility such as the tolls from a toll bridge. Revenue bonds also include lease rental revenue bonds which are issued by a state or local authority for capital projects and are secured by annual lease payments from the state or locality sufficient to cover debt service on the authority's obligations. Industrial development bonds (''private activity bonds'') are a specific type of revenue bond backed by the credit and security of a private user and, move therefore, have more potential risk. Municipal bonds may be issued in a variety of forms, including commercial paper, tender option bonds and variable and floating rate securities.

Tender Option Bonds. A tender option bond is a municipal obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term, tax-exempt rates. The bond is typically issued in conjunction with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which the institution grants the security holder the option, at periodic intervals, to tender its securities to the institution. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the bond's fixed coupon rate and the rate, as determined by a remarketing or similar agent, that would case the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. An institution will normally not be obligated to accept tendered bonds in the event of certain defaults or a significant downgrading in the credit rating assigned to the issuer of the bond. The tender option will be taken into account in determining the maturity of the tender option bonds and a Fund's average portfolio maturity. There is a risk that a Fund will not be considered the owner of a tender option bond for federal income tax purposes, and thus will not be entitled to treat such interest as exempt from federal income tax. Certain tender option bonds may be illiquid or may become illiquid as a result of a credit rating downgrade, a payment or a default or a disqualification from tax-exempt status.

Revenue Anticipation Warrants. Revenue Anticipation Warrants (''RAWs'') are issued in anticipation of the issuer's receipt of revenues and present the risk that such revenues will be insufficient to satisfy the issuer's payment obligations. The entire amount of principal and interest on RAWs is due at maturity. RAWs, including those with a maturity of more than 397 days, may also be repackaged as instruments which include a demand feature that permits the holder to sell the RAWs to a bank or other financial institution at a purchase price equal to par plus accrued interest on each interest rate reset date.

Industrial Development Bonds. The Funds may invest in industrial development bonds (private activity bonds). Industrial development bonds are a specific type of revenue bond backed by the credit and security of a private user, the interest from which would be an item of tax preference when distributed by a Fund as ''exempt-interest dividends'' to shareholders under the AMT.

Other Municipal Obligation Policies. The Tax-Exempt Diversified Fund may invest 25% or more of the value of its total assets in municipal obligations which are related in such a way that an economic, business or political development or change affecting one municipal obligation would also affect the other municipal obligation. For example, the Fund may invest all of its assets in (a) municipal obligations the interest of which is paid solely from revenues from similar projects such as hospitals, electric utility systems, multi-family housing, nursing homes, commercial facilities (including hotels), steel companies or life care facilities; (b) municipal obligations whose issuers are in the same state; or (c) industrial development obligations. Concentration of the Fund's investments in these municipal obligations will subject the Fund, to a greater extent than if such investment was not so concentrated, to the risks of adverse economic, business or political developments affecting the particular state, industry or other area of concentration.

Municipal obligations may also include municipal leases, certificates of participation and ''moral obligation'' bonds. A municipal lease is an obligation issued by a state or local government to acquire equipment or facilities. Certificates of participation represent interests in municipal leases or other instruments, such as installment contracts. Moral obligation bonds are supported by the moral commitment but not the legal obligation of a state or municipality. Municipal leases, certificates of participation and moral obligation bonds present the risk that the state or municipality involved will not appropriate the monies to meet scheduled payments under these instruments.

Municipal obligations may be backed by letters of credit or other forms of credit enhancement issued by domestic banks or foreign banks which have a branch, agency or subsidiary in the United States or by other financial institutions such as insurance companies which may issue insurance policies with respect to municipal

obligations. The credit quality of these banks, insurance companies and other financial institutions could, therefore, cause a loss to a Fund that invests in municipal obligations. Letters of credit and other obligations of foreign banks and financial institutions may involve risks in addition to those of domestic obligations because of less publicly available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities, and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks.

In order to enhance the liquidity, stability or quality of a municipal obligation, a Fund may acquire the right to sell the obligation to another party at a guaranteed price and date.

Custodial Receipts. Each Fund may invest in custodial receipts representing interests in U.S. Government Securities, municipal obligations or other debt instruments held by a custodian or trustee. Custodial receipts evidence ownership of future interest payments, principal payments or both on notes or bonds issued or guaranteed as to principal or interest by the U.S. government, its agencies, instrumentalities, political subdivisions or authorities, or by a state or local governmental body or authority, or by other types of issuers. For certain securities law purposes, custodial receipts are not considered obligations of the underlying issuers. In addition, if for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account.

Other Investment Companies. A Fund may invest in securities of other investment companies subject to statutory limitations prescribed by the Act. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Such other investment companies will have investment objectives, policies and restrictions substantially similar to those of the acquiring Fund and will be subject to substantially the same risks. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series, thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money market funds for which the Investment Adviser or any of its affiliates serves as investment adviser administrator or distributor.

Floating and Variable Rate Obligations. The Funds may purchase floating and variable rate obligations. The value of these obligations is generally more stable than that of a fixed rate obligation in response to changes in interest rate levels. Subject to the conditions for using amortized cost valuation under the Act, a Fund may consider the maturity of a variable or floating rate obligation to be shorter than its ultimate stated maturity if the obligation is a U.S. Treasury Obligation or U.S. Government Security, if the obligation has a remaining maturity of 397 calendar days or less, or if the obligation has a demand feature that permits the Fund to receive payment at any time or at specified intervals not exceeding 397 calendar days. The issuers or financial intermediaries providing demand features may support their ability to purchase the obligations by obtaining credit with liquidity supports. These may include lines of credit, which are conditional commitments to lend, and letters of credit, which will ordinarily be irrevocable, both of which may be issued by domestic banks or foreign banks. A Fund may purchase variable or floating rate obligations from the issuers or may purchase certificates of participation, a type of floating or variable rate obligation, which are interests in a pool of debt obligations held by a bank or other financial institution.

When-Issued Securities and Forward Commitments. The Funds may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price and yield to a Fund at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Illiquid Securities. Each Fund may invest up to 10% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain municipal leases and participation interests
- Certain stripped mortgage-backed securities
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933.

Investing in restricted securities may decrease the liquidity of a Fund's portfolio.

Borrowings. Each Fund may borrow up to 33⅓% of its total assets from banks for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its net assets. For more information, see the Additional Statement.

Downgraded Securities. After its purchase, a portfolio security may be assigned a lower rating or cease to be rated. If this occurs, a Fund may continue to hold the security if the Investment Adviser believes it is in the best interest of the Fund and its shareholders.

Special Risks and Policies Applicable to the Tax-Exempt Diversified Portfolio:

Fundamental Policies. As a matter of fundamental policy, at least 80% of the net assets of the Tax-Exempt Diversified Portfolio will ordinarily be invested in municipal obligations, the interest from which is, in the opinion of bond counsel, if any, excluded from gross income for federal income tax purposes. In addition, the Tax-Exempt Diversified Portfolio may temporarily invest in taxable money market instruments. Investments in taxable money market instruments will be limited to those meeting the quality standards of the Tax-Exempt Diversified Portfolio.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years (or less if the Fund has been in operation for less than five years). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). The information has been audited by PricewaterhouseCoopers LLP, whose report, along with a Fund's financial statements, is included in the Funds' annual report (available upon request).

PRIME OBLIGATIONS PORTFOLIO

	ILA Service Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value at beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.006	0.004	0.01	0.03	0.06
Distributions to unit/shareholders	(0.006)	(0.004)	(0.01)	(0.03)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.60%	0.39%	1.05%	3.38%	5.72%
Net assets, end of year (in 000's)	$205,341	$172,154	$179,945	$152,735	$170,446
Ratio of net expenses to average net assets	0.83%	0.84%	0.83%	0.83%	0.83%
Ratio of net investment income to average net assets	0.63%	0.39%	1.03%	3.25%	5.63%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.87%	0.84%	0.84%	0.83%	0.83%
Ratio of net investment income to average net assets	0.59%	0.39%	1.02%	3.25%	5.63%

See page 55 for all footnotes.

PRIME OBLIGATIONS PORTFOLIO

	ILA B Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value at beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.003	0.002	—[c]	0.03	0.05
Distributions to unit/shareholders	(0.003)	(0.002)	—[c]	(0.03)	(0.05)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.35%	0.24%	0.48%	2.76%	5.09%
Net assets, end of year (in 000's)	$18,080	$26,359	$39,904	$32,731	$20,333
Ratio of net expenses to average net assets	1.07%	0.99%	1.39%	1.43%	1.43%
Ratio of net investment income to average net assets	0.35%	0.24%	0.46%	2.51%	4.97%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	1.47%	1.44%	1.44%	1.43%	1.43%
Ratio of net investment income (loss) to average net assets	(0.05)%	(0.21)%	0.41%	2.51%	4.97%

See page 55 for all footnotes.

PRIME OBLIGATIONS PORTFOLIO

	ILA C Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value at beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.003	0.002	—[c]	0.03	0.05
Distributions to unit/shareholders	(0.003)	(0.002)	—[c]	(0.03)	(0.05)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.35%	0.24%	0.48%	2.76%	5.09%
Net assets, end of year (in 000's)	$15,068	$16,345	$18,241	$15,396	$10,806
Ratio of net expenses to average net assets	1.07%	0.99%	1.39%	1.43%	1.43%
Ratio of net investment income to average net assets	0.36%	0.24%	0.47%	2.56%	5.02%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	1.47%	1.44%	1.44%	1.43%	1.43%
Ratio of net investment income (loss) to average net assets	(0.04)%	(0.21)%	0.42%	2.56%	5.02%

See page 55 for all footnotes.

TAX-EXEMPT DIVERSIFIED PORTFOLIO

	ILA Service Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value at beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.004	0.003	0.01	0.02	0.03
Distributions to unit/shareholders	(0.004)	(0.003)	(0.01)	(0.02)	(0.03)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.42%	0.33%	0.71%	2.03%	3.33%
Net assets, end of year (in 000's)	$23,652	$14,285	$34,183	$74,461	$51,389
Ratio of net expenses to average net assets	0.81%	0.75%	0.81%	0.80%	0.81%
Ratio of net investment income to average net assets	0.43%	0.36%	0.70%	1.83%	3.26%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.81%	0.81%	0.82%	0.81%	0.82%
Ratio of net investment income to average net assets	0.43%	0.30%	0.69%	1.82%	3.25%

See page 55 for all footnotes.

Footnotes:

a *Calculated based on the average units/shares outstanding methodology.*

b *Assumes reinvestment of all distributions. Returns do not reflect the deduction of taxes that a unitholder/ shareholder would pay on fund distributions.*

c *Less than $.005 per unit.*



[This page intentionally left blank]

Index

Institutional Liquid Assets

Prospectus (ILA Service, Class B and Class C Units)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550. You can also access and download the annual and semi-annual reports and the Additional Statement at the Funds' website: http://www.gs.com/funds.

To obtain other information and for shareholder inquiries:

- By telephone — 1-800-621-2550
- By mail — Goldman Sachs Funds, c/o BFDS, P.O. Box 219711, Kansas City, MO 64141-9711
- By e-mail — gs-funds@gs.com
- On the Internet: — SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs

Asset
Management

ILAPRORETMM 533649

Prospectus

ILA ("Units" or "Shares")

April 29, 2005

GOLDMAN SACHS INSTITUTIONAL LIQUID ASSETS



- Prime Obligations Portfolio
- Money Market Portfolio
- Treasury Obligations Portfolio
- Treasury Instruments Portfolio
- Government Portfolio
- Federal Portfolio
- Tax-Exempt Diversified Portfolio
- Tax-Exempt California Portfolio
- Tax-Exempt New York Portfolio

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH A FUND SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN A FUND.


Goldman
Sachs

Asset Management

General Investment Management Approach

Goldman Sachs Asset Management, L.P. (''GSAM®'') serves as Investment Adviser to the Institutional Liquid Assets Portfolios (the ''Funds''). GSAM is referred to in this Prospectus as the ''Investment Adviser.''

Goldman Sachs' Money Market Investment Philosophy:

The Money Market Funds are managed to seek preservation of capital, daily liquidity and maximum current income. With each Fund, the Investment Adviser follows a conservative, risk-managed investment process that seeks to:

- Manage credit risk
- Manage interest rate risk
- Manage liquidity

> Since 1981, the Investment Adviser has actively managed the Goldman Sachs Money Market Funds to provide investors with the greatest possible preservation of principal and income potential.

Investment Process

1. Managing Credit Risk

The Investment Adviser's process for managing risk emphasizes:

- ***Intensive research***—The Credit Department, a separate operating entity of Goldman, Sachs & Co., (''Goldman Sachs''), approves all money market fund eligible securities for the Funds. Sources for the Credit Department's analysis include third-party inputs, such as financial statements and media sources, ratings releases and company meetings, as well as the Investment Research, Legal and Compliance departments of Goldman Sachs.
- ***Timely updates***—A Credit Department-approved list of securities is continuously communicated on a ''real-time'' basis to the portfolio management team via computer link.

The Result: An ''approved'' list of high-quality credits—The Investment Adviser's portfolio management team uses this approved list to construct portfolios which offer the best available risk-return tradeoff within the ''approved'' credit universe.

2. Managing Interest Rate Risk

Three main steps are followed in seeking to manage interest rate risk:

- ***Establish weighted average maturity (''WAM'') target***—WAM (the weighted average time until the yield of a portfolio reflects any changes in the current interest rate environment) is constantly revisited and adjusted as market conditions change. An overall strategy is developed by the portfolio management team based on insights gained from weekly meetings with both Goldman Sachs economists and economists from outside the firm.
- ***Implement optimum portfolio structure***—Proprietary models that seek the optimum balance of risk and return, in conjunction with the Investment Adviser's analysis of factors such as market events, short-term interest rates and each Fund's asset volatility, are used to identify the most effective portfolio structure.
- ***Conduct rigorous analysis of new securities***—The Investment Adviser's five-step process includes legal, credit, historical index and liquidity analysis, as well as price stress testing to determine suitability for money market mutual funds.

3. Managing Liquidity

Factors that the Investment Adviser's portfolio managers continuously monitor and that affect liquidity of a money market portfolio include:

- Each Fund's investors and factors that influence their asset volatility;
- Technical events that influence the trading range of federal funds and other short-term fixed-income markets; and
- Bid-ask spreads associated with securities in the portfolios.

Benchmarks for the Money Market Funds are the **iMoneyNet, Inc. Indices**. Each Fund uses the iMoneyNet Index which best corresponds to the Fund's eligible investments.

References in this Prospectus to a Fund's benchmark are for informational purposes only, and unless otherwise noted are not an indication of how a particular Fund is managed.

- ***The Funds:*** Each Fund's securities are valued by the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940, as amended (the ''Act''). Under Rule 2a-7, each Fund may invest only in U.S. dollar-denominated securities that are determined to present minimal credit risk and meet certain other criteria including conditions relating to maturity, diversification and credit quality. These operating policies may be more restrictive than the fundamental policies set forth in the Statement of Additional Information (the ''Additional Statement'').
  - ***Taxable Funds:*** Prime Obligations, Money Market, Treasury Obligations and Government Portfolios.
  - ***Tax-Advantaged Funds:*** Treasury Instruments and Federal Portfolios.
  - ***Tax-Exempt Funds:*** Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios.
- ***The Investors:*** The Funds are designed for investors seeking a high rate of return, a stable net asset value (''NAV'') and convenient liquidation privileges. The Funds are particularly suitable for banks, corporations and other financial institutions that seek investment of short-term funds for their own accounts or for the accounts of their customers.
- ***NAV:*** Each Fund seeks to maintain a stable NAV of $1.00 per share. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.
- ***Maximum Remaining Maturity of Portfolio Investments:*** 13 months (as determined pursuant to Rule 2a-7) at the time of purchase.
- ***Dollar-Weighted Average Portfolio Maturity:*** Not more than 90 days (as required by Rule 2a-7).
- ***Investment Restrictions:*** Each Fund is subject to certain investment restrictions that are described in detail under ''Investment Restrictions'' in the Additional Statement. Fundamental investment restrictions and the investment objective of a Fund (except the Tax-Exempt California and Tax-Exempt New York Portfolios' objectives of providing shareholders with income exempt from California personal income tax and New York State and New York City personal income taxes, respectively) cannot be changed without approval of a majority of the outstanding shares of that Fund. The Treasury Obligations Portfolio's policy of limiting its investments to U.S. Treasury Obligations (as defined in Appendix A) and related repurchase agreements is also fundamental. All investment policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval.
- ***Diversification:*** Diversification can help a Fund reduce the risks of investing. In accordance with current regulations of the Securities and Exchange Commission (the ''SEC''), each Fund may not invest more than 5% of the value of its total assets at the time of purchase in the securities of any single issuer with these

exceptions: (a) the Tax-Exempt California and Tax-Exempt New York Portfolios may each invest up to 25% of their total assets in five or fewer issuers; and (b) each of the other Funds may invest up to 25% of its total assets in the securities of a single issuer for up to three business days. These limitations do not apply to cash, certain repurchase agreements, U.S. Government Securities (as defined in Appendix A) or securities of other investment companies. In addition, securities subject to certain unconditional guarantees are subject to different diversification requirements as described in the Additional Statement.

Fund Investment Objectives and Strategies

INVESTMENT OBJECTIVES

Taxable and Tax-Advantaged Funds:

The Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government and Federal Portfolios seek to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity by investing exclusively in high quality money market instruments.

The Prime Obligations and Money Market Portfolios pursue their investment objectives by investing in U.S. Government Securities, obligations of U.S. banks, commercial paper and other short-term obligations of U.S. companies, states, municipalities and other entities and repurchase agreements. The Money Market Portfolio may also invest in U.S. dollar-denominated obligations of foreign banks, foreign companies and foreign governments.

The Treasury Obligations Portfolio pursues its investment objective by investing only in securities issued by the U.S. Treasury and repurchase agreements relating to such securities. The Government Portfolio pursues its investment objective by investing, directly or indirectly, only in U.S. Government Securities and repurchase agreements relating to such securities.

The Treasury Instruments and Federal Portfolios pursue their investment objectives by limiting their investments only to certain U.S. Treasury Obligations and U.S. Government Securities, respectively, the interest from which is generally exempt from state income taxation. You should consult your tax adviser to determine whether distributions from the Treasury Instruments and Federal Portfolios (and any other Fund that may hold such obligations) derived from interest on such obligations are exempt from state income taxation in your own state.

Tax-Exempt Funds:

The Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios seek to provide shareholders, to the extent consistent with the preservation of capital and prescribed portfolio standards, with a high level of income exempt from federal income tax by investing primarily in municipal obligations.

In addition, the Tax-Exempt California and Tax-Exempt New York Portfolios seek to provide shareholders with income exempt from California personal income tax and New York State and New York City personal income taxes, respectively, by investing in obligations the interest on which is exempt from these taxes. (These instruments are called ''California obligations'' and ''New York obligations'' in this Prospectus.)

The Tax-Exempt Funds pursue their investment objectives by investing in securities issued by or on behalf of states, territories, and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia, the interest from which, if any, is in the opinion of bond counsel excluded from gross income for federal income tax purposes, and generally not an item of tax preference under the federal alternative minimum tax (''AMT'').

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual and semi-annual reports. For more information see Appendix A. The Funds publish their complete portfolio holdings on the Funds' website (http://www.gs.com/funds). The Prime Obligations and Money Market Portfolios publish their holdings as of the end of each month subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. The other Funds publish their holdings as of the end of each calendar quarter subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. This information will be available on the website until the date on which a Fund files its next quarterly portfolio holdings report on Form N-CSR or Form N-Q with the SEC. In addition, a description of the Funds' policies and procedures with respect to the disclosure of a Fund's portfolio securities is available in the Funds' Additional Statement.

Investment Policies Matrix

Fund	U.S. Treasury Obligations	U.S. Government Securities	Bank Obligations	Commercial Paper
Prime Obligations	■[1]	■	■ U.S. banks only[2]	■
Money Market	■[1]	■	■ Over 25% of total assets must be invested in U.S. and foreign (US$) banks[3]	■ U.S. and foreign (US$) commercial paper
Treasury Obligations	■[4]			
Treasury Instruments	■[4]			
Government	■[1]	■		
Federal	■[1]	■		
Tax-Exempt Diversified				■ Tax-exempt only
Tax-Exempt California				■ Tax-exempt only
Tax-Exempt New York				■ Tax-exempt only

See page 10 for all footnotes.

Short-Term Obligations of Corporations and Other Entities	Repurchase Agreements	Asset-Backed and Receivables-Backed Securities[5]	Foreign Government Obligations (US$)
■ U.S. entities only	■	■	
■ U.S. and foreign (US$) entities	■	■	■[6]
	■		
	■		
	■ (Does not intend to invest)		

See page 10 for all footnotes.

Investment Policies Matrix continued

Fund	Municipals	Custodial Receipts	Unrated Securities[9]	Investment Companies
Prime Obligations	■[7]	■	■	■ Up to 10% of total assets in other investment companies
Money Market	■[7]	■	■	■ Up to 10% of total assets in other investment companies
Treasury Obligations				
Treasury Instruments				
Government				■ Up to 10% of total assets in other investment companies
Federal				
Tax-Exempt Diversified	■ At least 80% of net assets in tax-exempt municipal obligations (except in extraordinary circumstances)[8]	■	■	■ Up to 10% of total assets in other investment companies
Tax-Exempt California	At least 80% of net assets in tax-exempt municipal obligations and at least 80% of net assets in California obligations (except in extraordinary circumstances)[8]	■	■	■ Up to 10% of total assets in other investment companies
Tax-Exempt New York	At least 80% of net assets in tax-exempt municipal obligations and at least 80% of net assets in New York obligations (except in extraordinary circumstances)[8]	■	■	■ Up to 10% of total assets in other investment companies

See page 10 for all footnotes.

Private Activity Bonds	Credit Quality[9]	Summary of Taxation for Distributions[13]	Miscellaneous
■	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
■	First Tier[12]	Taxable federal and state[14]	May invest in obligations of the International Bank for Reconstruction and Development. Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and generally exempt from state taxation	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and generally exempt from state taxation	Under extraordinary circumstances, may hold cash, U.S. Government Securities subject to state taxation or cash equivalents. Reverse repurchase agreements not permitted.
■ Does not intend to invest if subject to AMT[10,11]	First Tier[12]	Tax-exempt federal and taxable state[15]	May (but does not currently intend to) invest up to 20% of net assets in securities subject to AMT and may temporarily invest in the taxable money market instruments described herein. Reverse repurchase agreements not permitted.
■ Does not intend to invest if subject to AMT[10,11]	First Tier[12]	Tax-exempt federal and California State	May (but does not currently intend to) invest up to 20% of net assets in securities subject to AMT and may temporarily invest in the taxable money market instruments described herein. Reverse repurchase agreements not permitted.
■ (not more than 20% of net assets)[11]	First Tier[12]	Tax-exempt federal, New York State and New York City	May invest up to 20% of net assets in securities subject to AMT and may temporarily invest in the taxable money market instruments described herein. Reverse repurchase agreements not permitted.

See page 10 for all footnotes.

Note: See Appendix A for a description of, and certain criteria applicable to, each of these categories of investments.

[1] *Issued or guaranteed by the U.S. Treasury.*

[2] *Including foreign branches of U.S. banks.*

[3] *If adverse economic conditions prevail in the banking industry (such as substantial losses on loans, increases in non-performing assets and charge-offs and declines in total deposits), the Fund may, for temporary defensive purposes, invest less than 25% of its total assets in bank obligations.*

[4] *Issued by the U.S. Treasury.*

[5] *To the extent required by Rule 2a-7, asset-backed and receivables-backed securities will be rated by the requisite number of nationally recognized statistical rating organizations (''NRSROs'').*

[6] *The Money Market Portfolio may invest in U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government. The Fund may also invest in U.S. dollar-denominated obligations issued or guaranteed by any entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of NRSROs. The Fund may not invest more than 25% of its total assets in the securities of any one foreign government.*

[7] *Will only make such investments when yields on such securities are attractive compared to other taxable investments.*

[8] *Ordinarily expect that 100% of a Fund's assets will be invested in municipal obligations, but the Funds may, for temporary defensive purposes, hold cash or invest in short-term taxable securities.*

[9] *To the extent permitted by Rule 2a-7, securities without short-term ratings may be purchased if they are deemed to be of comparable quality to First Tier Securities. In addition, a Fund holding a security supported by a guarantee or demand feature may rely on the credit quality of the guarantee or demand feature in determining the credit quality of the investment.*

[10] *If such policy should change, private activity bonds subject to AMT would not exceed 20% of a Fund's net assets under normal market conditions.*

[11] *No more than 25% of the value of a Fund's total assets may be invested in industrial development bonds or similar obligations where the non-governmental entities supplying the revenues from which such bonds or obligations are to be paid are in the same industry.*

[12] *First Tier Securities are (a) rated in the highest short-term rating category by at least two NRSROs, or if only one NRSRO has assigned a rating, by that NRSRO; or (b) issued or guaranteed by, or otherwise allow a Fund under certain conditions to demand payment from, an entity with such ratings. U.S. Government Securities are considered First Tier Securities.*

[13] *See ''Taxation'' for an explanation of the tax consequences summarized in the table above.*

[14] *Taxable in many states except for distributions from U.S. Treasury Obligation interest income and certain U.S. Government Securities interest income.*

[15] *Taxable except for distributions from interest on obligations of an investor's state of residence in certain states.*



[This page intentionally left blank]

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	Prime Obligations Portfolio	Money Market Portfolio	Treasury Obligations Portfolio	Treasury Instruments Portfolio
NAV	•	•	•	•
Interest Rate	•	•	•	•
Credit/Default	•	•	•	•
Liquidity	•	•	•	•
U.S. Government Securities	•	•	—	—
Concentration	—	—	—	—
Foreign	—	•	—	—
Banking Industry	—	•	—	—
Tax	—	—	—	—
California/New York	—	—	—	—

Government Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	—	—	—
—	—	•	•	•
—	—	—	—	—
—	—	—	—	—
—	—	•	•	•
—	—	—	•	•

Risks that apply to all Funds:

- ***NAV Risk***—The risk that a Fund will not be able to maintain a NAV per share of $1.00 at all times.
- ***Interest Rate Risk***—The risk that during periods of rising interest rates, a Fund's yield (and the market value of its securities) will tend to be lower than prevailing market rates; in periods of falling interest rates, a Fund's yield will tend to be higher.
- ***Credit/Default Risk***—The risk that an issuer or guarantor of a security, or a bank or other financial institution that has entered into a repurchase agreement, may default on its payment obligations. In addition, with respect to the Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios, this risk includes the risk of default on foreign letters of credit, guarantees or insurance policies that back municipal securities.
- ***Liquidity Risk***—The risk that a Fund will be unable to pay redemption proceeds within the time period stated in this Prospectus, because of unusual market conditions, an unusually high volume of redemption requests, or other reasons.

Risk that applies to the Prime Obligations, Money Market, Government and Federal Portfolios:

- ***U.S. Government Securities Risk***—The risk that the U.S. government will not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. Although many U.S. Government Securities purchased by the Funds, such as those issued by the Federal National Mortgage Association (''Fannie Mae''), Federal Home Loan Mortgage Corporation (''Freddie Mac'') and Federal Home Loan Banks may be chartered or sponsored by Acts of Congress, their securities are neither issued nor guaranteed by the United States Treasury and, therefore, are not backed by the full faith and credit of the United States. The maximum potential liability of the issuers of some U.S. Government Securities held by a Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

Risks that apply to the Money Market Portfolio:

- ***Foreign Risk***—The risk that a foreign security could lose value as a result of political, financial and economic events in foreign countries, less publicly available financial and other information, less stringent foreign securities regulations and accounting and disclosure standards, or other factors. The Money Market Portfolio may not invest more than 25% of its total assets in the securities of any one foreign government.
- ***Banking Industry Risk***—The risk that if the Fund invests more than 25% of its total assets in bank obligations, an adverse development in the banking industry

may affect the value of the Fund's investments more than if the Fund's investments were not invested to such a degree in the banking industry. Normally, the Money Market Portfolio intends to invest more than 25% of its total assets in bank obligations. Banks may be particularly susceptible to certain economic factors such as interest rate changes, adverse developments in the real estate market, fiscal and monetary policy and general economic cycles.

Risks that apply to the Tax-Exempt Funds:

- ***Concentration Risk***—The risk that if a Fund invests more than 25% of its total assets in issuers within the same state, industry or economic sector, an adverse economic, business or political development may affect the value of the Fund's investments more than if its investments were not so concentrated.
- ***Tax Risk***—The risk that future legislative or administrative changes or court decisions may materially affect the value of a Fund's portfolio and/or the ability of a Fund to pay federal tax-exempt dividends (in the case of each of these Funds) and state tax-exempt dividends (in the case of the Tax-Exempt California and Tax-Exempt New York Portfolios). These Funds would not be a suitable investment for IRAs, other tax-exempt or tax deferred accounts or for other investors who are not sensitive to the federal, state or local tax consequences of these investments.
- ***California/New York Risks***—The Tax-Exempt California and Tax-Exempt New York Portfolios intend to invest primarily in California municipal obligations and New York municipal obligations, respectively. The investments of these Funds will, therefore, be affected by political and economic developments within these states, and by the financial condition of these states, their public authorities and political sub-divisions. If California, New York, or any of their local governmental entities are unable to meet their financial obligations, the corresponding Fund's income, NAV, and ability to preserve or realize appreciation of capital or liquidity could be adversely affected. The Tax-Exempt California and Tax-Exempt New York Portfolios are classified as ''non-diversified'' for regulatory purposes. See Appendix A in this Prospectus for more information concerning the risks of investing in California and New York.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table below provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's ILA Shares from year to year for up to the last ten years; and (b) the average annual total returns of a Fund's ILA Shares. Investors should be aware that the fluctuation of interest rates is one primary factor in performance volatility. The bar chart (including ''Best Quarter'' and ''Worst Quarter'' information) and table assume reinvestment of dividends and distributions. A Fund's past performance is not necessarily an indication of how the Fund will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced. You may obtain a Fund's current yield by calling 1-800-621-2550.

Prime Obligations Portfolio


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q3 '00 1.58%
Worst Quarter*
Q1 '04 0.17%
5.79%
5.22%
5.38%
5.32%
4.90%
6.14%
3.79%
1.45%
0.79%
1.00%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
ILA Shares (Inception 1/1/81)	1.00%	2.61%	3.96%	6.30%

** Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Money Market Portfolio



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q3 '00 1.59%
Worst Quarter*
Q1 '04 0.17%
5.85%
5.27%
5.43%
5.33%
4.92%
6.18%
4.02%
1.53%
0.84%
1.03%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
ILA Shares (Inception 1/1/88)	1.03%	2.70%	4.02%	4.84%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Treasury Obligations Portfolio


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.54%
Worst Quarter*
Q4 '03 0.15%
5.73%
5.11%
5.26%
5.15%
4.63%
5.95%
3.61%
1.42%
0.74%
0.91%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
ILA Shares (Inception 12/1/81)	0.91%	2.50%	3.83%	5.70%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Treasury Instruments Portfolio

TOTAL RETURN | **CALENDAR YEAR**

Best Quarter*
Q4 '00 1.48%

Worst Quarter*
Q1 '04 0.13%



5.70%
5.10%
5.17%
4.96%
4.38%
5.62%
3.59%
1.33%
0.65%
0.85%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
ILA Shares (Inception 1/30/91)	0.85%	2.39%	3.72%	3.80%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Government Portfolio

TOTAL RETURN

Best Quarter*
Q3 '00 1.56%

Worst Quarter*
Q3 '03 0.16%

CALENDAR YEAR


5.77%
5.15%
5.31%
5.21%
4.77%
6.05%
3.69%
1.33%
0.73%
0.97%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
ILA Shares (Inception 1/1/81)	0.97%	2.53%	3.88%	6.14%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Federal Portfolio



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.56%
Worst Quarter*
Q1 '04 0.16%
5.83%
5.24%
5.40%
5.25%
4.81%
6.03%
3.90%
1.47%
0.79%
0.97%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
ILA Shares (Inception 5/22/89)	0.97%	2.61%	3.95%	4.45%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Tax-Exempt Diversified Portfolio


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 0.98%
Worst Quarter*
Q3 '03 0.12%
3.72%
3.25%
3.39%
3.17%
2.89%
3.74%
2.44%
1.11%
0.68%
0.82%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
ILA Shares (Inception 3/3/83)	0.82%	1.75%	2.51%	3.54%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Tax-Exempt California Portfolio


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '95 0.95%
Worst Quarter*
Q3 '03 0.11%
3.55%
3.03%
3.15%
2.84%
2.60%
3.17%
2.08%
1.00%
0.61%
0.78%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
ILA Shares (Inception 10/4/88)	0.78%	1.52%	2.27%	2.86%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Tax-Exempt New York Portfolio

TOTAL RETURN

Best Quarter*
Q4 '00 0.94%

Worst Quarter*
Q3 '03 0.12%

CALENDAR YEAR


3.51%
3.05%
3.29%
3.02%
2.76%
3.57%
2.23%
0.99%
0.62%
0.78%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
ILA Shares (Inception 2/15/91)	0.78%	1.63%	2.38%	2.50%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Fund Fees and Expenses (ILA Shares)

This table describes the fees and expenses that you would pay if you buy and hold ILA Shares of a Fund.

	Prime Obligations Portfolio	Money Market Portfolio	Treasury Obligations Portfolio
Shareholder Fees **(Fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	None	None	None
Maximum Deferred Sales Charge (Load)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[1]			
Management Fees	0.35%	0.35%	0.35%
Other Expenses[2]*	0.12%	0.07%	0.08%
Total Fund Operating Expenses[3]*	0.47%	0.42%	0.43%

See page 28 for all other footnotes

* As a result of waivers and expense limitations, the ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Funds which are actually incurred are set forth below. The waivers and expense limitations may be modified or terminated at any time at the option of the Investment Adviser and, with respect to the expense limitations described in footnote 3, with the approval of the Trustees. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Prime Obligations Portfolio	Money Market Portfolio	Treasury Obligations Portfolio
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[1]			
Management Fees	*0.35%*	*0.35%*	*0.35%*
Other Expenses[2]	*0.08%*	*0.07%*	*0.08%*
Total Fund Operating Expenses (after current expense limitations)[3]	*0.43%*	*0.42%*	*0.43%*

Treasury Instruments Portfolio	Government Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
None	None	None	None	None	None
None	None	None	None	None	None
None	None	None	None	None	None
None	None	None	None	None	None
None	None	None	None	None	None
0.35%	0.35%	0.35%	0.35%	0.35%	0.35%
0.09%	0.21%	0.06%	0.06%	0.10%	0.11%
0.44%	0.56%	0.41%	0.41%	0.45%	0.46%

Treasury Instruments Portfolio	Government Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
0.35%	*0.35%*	*0.35%*	*0.35%*	*0.35%*	*0.35%*
0.08%	*0.08%*	*0.06%*	*0.06%*	*0.08%*	*0.08%*
0.43%	*0.43%*	*0.41%*	*0.41%*	*0.43%*	*0.43%*

Fund Fees and Expenses continued

[1] *The Funds' annual operating expenses are based on actual expenses for the fiscal year ended December 31, 2004.*

[2] *''Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of each Fund's ILA Shares plus all other ordinary expenses not detailed above.*

[3] *The Investment Adviser has voluntarily agreed to reduce or limit ''Total Fund Operating Expenses'' of each Fund such that Total Fund Operating Expenses (excluding taxes, interest, brokerage fees, litigation, indemnification, shareholder meeting and other extraordinary expenses) will not exceed 0.434% of each Fund's average daily net assets.*

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in ILA Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Prime Obligations	$48	$151	$263	$591
Money Market	$43	$135	$235	$530
Treasury Obligations	$44	$138	$241	$542
Treasury Instruments	$45	$141	$246	$555
Government	$57	$179	$313	$701
Federal	$42	$132	$230	$518
Tax-Exempt Diversified	$42	$132	$230	$518
Tax-Exempt California	$46	$144	$252	$567
Tax-Exempt New York	$47	$148	$258	$579

Institutions that invest in ILA Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your institution for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investment.

Certain institutions that invest in ILA Shares may receive other compensation in connection with the sale and distribution of ILA Shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Payments to Intermediaries'' in the Additional Statement.

Service Providers

INVESTMENT ADVISER

Goldman Sachs Asset Management, L.P. (''GSAM''), 32 Old Slip, New York, New York 10005, has been registered as an investment adviser with the SEC since 1990 and is an affiliate of Goldman Sachs. As of December 31, 2004, GSAM, along with other units of the Investment Management Division of Goldman Sachs, had assets under management of $451.3 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser also performs the following services for the Funds:

- Continually manages each Fund, including the purchase, retention and disposition of securities and other assets
- Administers each Fund's business affairs
- Performs various recordholder servicing functions (to the extent not provided by other organizations)

Pursuant to SEC orders, certain Funds may enter into principal transactions in certain money market instruments, including repurchase agreements, with Goldman Sachs.

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Portfolio's average daily net assets):

Fund	Contractual Rate	Actual Rate For the Fiscal Year Ended December 31, 2004
Prime Obligations	0.35%	0.35%
Money Market	0.35%	0.35%
Treasury Obligations	0.35%	0.35%
Treasury Instruments	0.35%	0.35%
Government	0.35%	0.35%
Federal	0.35%	0.35%
Tax-Exempt Diversified	0.35%	0.35%
Tax-Exempt California	0.35%	0.35%
Tax-Exempt New York	0.35%	0.35%

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, P.O. Box 06050, Chicago, Illinois 60606-6306, also serves as each Fund's transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs is a full service investment banking, broker dealer, asset management and financial services organization and a major participant in global financial markets. As such, it acts as an investor, investment banker, research provider, investment manager, financer, advisor, market maker, trader, prime broker, lender, agent and principal, and has other direct and indirect interests, in the global fixed income, currency, commodity, equity and other markets in which the Funds directly and indirectly invest. Thus, it is likely that the Funds will have multiple business relationships with and will invest in, engage in transactions with, make voting decisions with respect to, or obtain services from entities for which Goldman Sachs performs or seeks to perform investment banking or other services. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs, its affiliates, and other accounts managed by Goldman Sachs and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. Furthermore, transactions undertaken by Goldman Sachs, its affiliates or Goldman Sachs advised clients may adversely impact the Funds. Transactions by one or more Goldman Sachs advised clients or the Investment Adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Funds. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a global financial services firm, Goldman Sachs also provides a wide range of investment banking and financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it may create markets or specialize in, have positions in and affect transactions in, securities of issuers held by the Funds, and may also perform or seek to perform investment banking and

financial services for those issuers. Goldman Sachs and its affiliates may have business relationships with and purchase or distribute or sell services or products from or to distributors, consultants or others who recommend the Funds or who engage in transactions with or for the Funds. For more information about conflicts of interest, see the Additional Statement.

Under a securities lending program approved by the Funds' Board of Trustees, the Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Fund to the extent that the Funds engage in the securities lending program. For these services, the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Funds' investment of the cash received as collateral for the loaned securities. In addition, the Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Funds' portfolio investment transactions.

LEGAL PROCEEDINGS

On April 2, 2004, Lois Burke, a plaintiff identifying herself as a shareholder of the Goldman Sachs Internet Tollkeeper Fund, filed a purported class and derivative action lawsuit in the United States District Court for the Southern District of New York against The Goldman Sachs Group, Inc. (''GSG''), Goldman Sachs Asset Management, L.P. (''GSAM''), the Trustees and Officers of the Goldman Sachs Trust (the ''Trust''), and John Doe Defendants. In addition, certain investment portfolios of the Trust were named as nominal defendants. On April 19 and May 6, 2004, additional class and derivative action lawsuits containing substantially similar allegations and requests for redress were filed in the United States District Court for the Southern District of New York. On June 29, 2004, the three complaints were consolidated into one action, *In re Goldman Sachs Mutual Funds Fee Litigation*, and on November 17, 2004, the plaintiffs filed a consolidated amended complaint against GSG, GSAM, Goldman Sachs Asset Management International (''GSAMI''), Goldman, Sachs & Co., the Trustees and Officers of the Trust and John Doe Defendants (collectively, the ''Defendants'') in the United States District Court for the Southern District of New York. Certain investment portfolios of the Trust and Goldman Sachs Variable Insurance Trust (collectively, the ''Goldman Sachs Funds'') were also named as nominal defendants in the amended complaint.

The consolidated amended complaint, which is brought on behalf of all persons or entities who held shares in the Goldman Sachs Funds between April 2, 1999 and January 9, 2004, inclusive (the ''Class Period''), asserts claims involving

(i) violations of the Act, the Investment Advisers Act of 1940, and New York General Business Law; (ii) common law breach of fiduciary duty; (iii) aiding and abetting breach of fiduciary duty; and (iv) unjust enrichment. The complaint alleges, among other things, that during the Class Period, the Defendants made improper and excessive brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds and omitted statements of fact in registration statements and reports filed pursuant to the Act which were necessary to prevent such registration statements and reports from being materially false and misleading. In addition, the complaint alleges that the Goldman Sachs Funds paid excessive and improper investment advisory fees to GSAM and GSAMI. The complaint also alleges that GSAM and GSAMI used Rule 12b-1 fees for improper purposes and made improper use of soft dollars. The complaint further alleges that the Trust's Officers and Trustees breached their fiduciary duties in connection with the foregoing. The plaintiffs in the cases are seeking compensatory damages; punitive damages; rescission of GSAM's and GSAMI's investment advisory agreement and return of fees paid; an accounting of all Goldman Sachs Funds-related fees, commissions and soft dollar payments; restitution of all unlawfully or discriminatorily obtained fees and charges; and reasonable costs and expenses, including counsel fees and expert fees.

Based on currently available information, GSAM and GSAMI believe that the likelihood that the pending purported class and derivative action lawsuit will have a material adverse financial impact on the Goldman Sachs Funds is remote, and the pending action is not likely to materially affect their ability to provide investment management services to their clients, including the Goldman Sachs Funds.

Dividends

All or substantially all of each Fund's net investment income will be declared as a dividend daily. Dividends will normally, but not always, be declared as of 4:00 p.m. New York time as a dividend and distributed monthly. You may choose to have dividends paid in:

- Cash
- Additional shares of the same class of the same Fund

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time. If you do not indicate any choice, dividends and distributions will be reinvested automatically in the applicable Fund.

Dividends will be reinvested as of the last calendar day of each month. Cash distributions normally will be paid on or about the first business day of each month. Net short-term capital gains, if any, will be distributed in accordance with federal income tax requirements and may be reflected in a Fund's daily distributions.

Each Fund may distribute at least annually other realized capital gains, if any, after reduction by available capital losses. In order to avoid excessive fluctuations in the amount of monthly capital gains distributions, a portion of any net capital gains realized on the disposition of securities during the months of November and December may be distributed during the subsequent calendar year. The realized gains and losses are not expected to be of an amount which would affect the Fund's NAV of $1.00 per share.

The income declared as a dividend for the Treasury Obligations Portfolio is based on estimates of net investment income for the Fund. Actual income may differ from estimates, and differences, if any, will be included in the calculation of subsequent dividends.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' ILA Shares.

HOW TO BUY SHARES

How Can I Purchase Shares Of The Funds?

You may purchase shares of the Funds through:

- Goldman Sachs;
- Authorized Dealers; or
- Directly from the Trust.

You may purchase ILA Shares on any business day at their NAV next determined after receipt of an order. Shares begin earning dividends after the receipt of the purchase amount in federal funds. No sales load is charged. You may place a purchase order in writing or by telephone.

By Writing:	Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

In order to make an initial investment in a Fund, you must furnish to the Fund or Goldman Sachs the Account Application.

You may send your payment as follows:

- Wire federal funds to The Northern Trust Company (''Northern''), as sub-custodian for State Street Bank and Trust Company (''State Street'') (each Fund's custodian); ***or***
- Send a check or Federal Reserve draft payable to Goldman Sachs Funds—(Name of Fund and Class of Shares), P.O. Box 06050, Chicago, Illinois 60606-6306. The Funds will not accept checks drawn on foreign banks, third-party checks, cashier's checks or official checks, temporary checks, electronic checks, drawer checks, cash, money orders, travelers' cheques or credit card checks.

It is strongly recommended that payment be effected by wiring federal funds to Northern.

It is expected that Federal Reserve drafts will ordinarily be converted to federal funds on the day of receipt and that checks will be converted to federal funds within two business days after receipt.

When Do Shares Begin Earning Dividends?

Dividends begin to accrue as follows:

If an effective order and federal funds are received:	Dividends begin:
Treasury Obligations Portfolio:	
■ By 4:00 p.m. New York time	Same business day
■ After 4:00 p.m. New York time	Next business day
Prime Obligations, Money Market, Government, Treasury Instruments and Federal Portfolios:	
■ By 3:00 p.m. New York time	Same business day
■ After 3:00 p.m. New York time	Next business day
Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios:	
■ By 1:00 p.m. New York time	Same business day
■ After 1:00 p.m. New York time	Next business day

How Do I Purchase Shares Through A Financial Institution?

Certain institutions (including banks, trust companies, brokers and investment advisers) that provide recordkeeping, reporting and processing services to their customers may be authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized institution or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.
- Authorized institutions or intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your institution or intermediary directly to learn whether it is authorized to accept orders for the Trust.

The Investment Adviser, Distributor and/or their affiliates may make payments to financial intermediaries (''Intermediaries'') from time to time to promote the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. These payments are made out of the Investment Adviser's, Distributor's and/or their affiliates' own assets, and are not an additional charge to the Funds.

The payments are in addition to the fees described in this Prospectus. Such payments are intended to compensate Intermediaries for, among other things: marketing shares of the Funds and other Goldman Sachs Funds, which may consist of payments relating to Funds included on preferred or recommended fund lists or in certain sales programs from time to time sponsored by the Intermediaries; access to the Intermediaries' registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; and/or other specified services intended to assist in the distribution and marketing of the Funds and other Goldman Sachs Funds. The payments may also, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote the sale of shares, as well as sponsor various educational programs, sales contests and/or promotions. The additional payments by the Investment Adviser, Distributor and/or their affiliates may also compensate Intermediaries for subaccounting, administrative and/or shareholder processing services that are in addition to the fees paid for these services by the Funds. The amount of these additional payments is normally not expected to exceed 0.50% (annualized) of the amount sold or invested through the Intermediaries. Please refer to the ''Payments to Intermediaries'' section of the Additional Statement for more information about these payments.

The payments made by the Investment Adviser, Distributor and/or their affiliates may be different for different Intermediaries. The presence of these payments and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered representative or salesperson to highlight, feature or recommend Funds based, at least in part, on the level of compensation paid. You should contact your Intermediary for more information about the payments it receives and any potential conflicts of interest.

In addition to ILA Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services than ILA Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

Minimum initial investment	$50,000 (may be allocated among the Funds)
Minimum subsequent investments	None

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Modify or waive the minimum investment requirement.
- Reject any purchase order for any reason.

The Board of Trustees of the Trust has not adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares in light of the nature and high quality of the Funds' investments. Each Fund reserves the right, however, to refuse a purchase or exchange order if management of the Trust believes that the transaction may not be in the best interests of the Fund. The Trust and Goldman Sachs will not be liable for any loss resulting from rejected purchase or exchange orders. In addition, restrictions on frequent transactions may apply with respect to other investment portfolios of the Trust.

Generally, the Funds will not allow non-U.S. citizens and certain U.S. citizens residing outside the United States to open an account directly with the Funds.

The Funds may allow you to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

The minimum investment requirements may be waived for current and former officers, partners, directors or employees of Goldman Sachs or any of its affiliates.

Customer Identification Program. Federal law requires the Funds to obtain, verify and record identifying information, which may include the name, residential or business street address, date of birth (for an individual), Social Security Number or taxpayer identification number or other identifying information, for each investor who opens an account with the Funds. Applications without the required information, or (where applicable) without an indication that a Social Security Number or taxpayer identification number has been applied for, may not be accepted by the Funds. After accepting an application, to the extent permitted by applicable law or their customer identification program, the Funds reserve the right to (i) place limits on transactions in any account until the identity of the investor is verified; (ii) refuse an investment in the Funds; or (iii) involuntarily redeem an investor's shares and close an account in the event that the Funds are unable to verify an investor's identity. The Funds and their agents will not be responsible for any loss in an investor's account resulting from the investor's delay in providing all required identifying information or from closing an account and redeeming an investor's shares pursuant to the customer identification program.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange ILA Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$\text{NAV} = \frac{\text{(Value of Assets of the Class)} - \text{(Liabilities of the Class)}}{\text{Number of Outstanding Shares of the Class}}$$

- NAV per share of each class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. Fund shares will be priced on any day the New York Stock Exchange is open, except for days on which Chicago, Boston or New York banks are closed for local holidays.
- On any business day when the Bond Market Association (''BMA'') recommends that the securities markets close early, each Fund reserves the right to close at or prior to the BMA recommended closing time. If a Fund does so, it will cease granting same business day credit for purchase and redemption orders received after the Fund's closing time and credit will be given to the next business day.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open one or more Funds for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

To help each Fund maintain its $1.00 constant share price, portfolio securities are valued at amortized cost in accordance with SEC regulations. Amortized cost will normally approximate market value. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

HOW TO SELL SHARES

How Can I Sell ILA Shares Of The Funds?

You may arrange to take money out of your account by selling (redeeming) some or all of your shares. **Generally, each Fund will redeem its ILA Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** Redemption proceeds are sent by check or by wire (if the wire instructions are on record). Redemptions may be requested in writing or by telephone.

Instructions For Redemptions:	
By Writing:	■ Write a letter of instruction that includes: ■ Your name(s) and signature(s) ■ Your account number ■ The Fund name and Class of Shares ■ The dollar amount you want to sell ■ How and where to send the proceeds ■ Mail the request to: Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you have elected telephone redemption privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Certain institutions and intermediaries are authorized to accept redemption requests on behalf of the Funds as described under ''How Do I Purchase Shares Through A Financial Institution?'' You may also take advantage of the check redemption privilege, described below.

When Do I Need A Medallion Signature Guarantee To Redeem Shares?

A signature guarantee may be required if:

- You would like the redemption proceeds sent to an address that is not your address of record; or
- You would like to change your current bank designation.

Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.

A signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee. Additional documentation may be required for executors, trustees or corporations or when deemed appropriate by the Transfer Agent.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor, and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

When Will Redemption Proceeds Be Wired?

Redemption proceeds will normally be wired to the domestic bank account designated on your Account Application as follows:

Redemption Request Received	Redemption Proceeds	Dividends
Treasury Obligations Portfolio:		
■ By 4:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 4:00 p.m. New York time	Wired next business day	Earned on day request is received
Prime Obligations, Money Market, Government, Treasury Instruments and Federal Portfolios:		
■ By 3:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 3:00 p.m. New York time	Wired next business day	Earned on day request is received
Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios:		
■ By 12:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 12:00 p.m. New York time	Wired next business day	Earned on day request is received

- Although redemption proceeds will normally be wired as described above, each Fund reserves the right to pay redemption proceeds up to three business days following receipt of a properly executed wire transfer request. Redemption requests or payments may be postponed or suspended as permitted pursuant to Section 22(e) of the Act. Generally, under that section, redemption requests or payments may be postponed or suspended if (i) the New York Stock Exchange is closed for trading or trading is restricted; (ii) an emergency exists which makes the disposal of securities owned by a Fund or the fair determination of the value of the Fund's net assets not reasonably practicable; or (iii) the SEC by order permits the suspension of the right of redemption. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.
- To change the bank designated on your Account Application, you must send written instructions signed by an authorized person designated on the Account Application to the Transfer Agent.

- Neither the Trust, Goldman Sachs nor any other institution assumes any responsibility for the performance of your bank or any intermediaries in the transfer process. If a problem with such performance arises, you should deal directly with your bank or any such intermediaries.

What Should I Know About The Check Redemption Privilege?

You may elect to have a special account with State Street for the purpose of redeeming ILA Shares from your account by check.

The following general policies govern the check redemption privilege:

- You will be provided with a supply of checks when State Street receives a completed signature card and authorization form. Checks drawn on the account may be payable to the order of any person in any amount over $500, but cannot be certified.
- The payee of the check may cash or deposit it just like any other check drawn on a bank.
- When the check is presented to State Street for payment, a sufficient number of full or fractional ILA Shares will be redeemed to cover the amount of the check.
- Canceled checks will be returned to you by State Street.
- The check redemption privilege allows you to receive the dividends declared on the ILA Shares that are to be redeemed until the check is actually processed. Because of this feature, accounts may not be completely liquidated by check.
- If the amount of the check is greater than the value of the ILA Shares held in your account, the check will be returned unpaid. In this case, you may be subject to extra charges.
- The Trust reserves the right to limit the availability of, modify or terminate the check redemption privilege at any time with respect to any or all shareholders.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Institutions (including banks, trust companies, brokers and investment advisers) are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, these institutions may set times by which they must receive redemption requests. These institutions may also require additional documentation from you.

The Trust reserves the right to:

- Redeem your shares if your account balance falls below the required Fund minimum as a result of a redemption. The Fund will give you 60 days' prior

written notice to allow you to purchase sufficient additional shares of the Fund in order to avoid such redemption. Different rules may apply to investors who have established brokerage accounts with Goldman Sachs in accordance with the terms and conditions of their account agreements.
- Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to the Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at the NAV on the day of reinvestment in additional Institutional Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

You may exchange ILA Shares of a Fund at NAV for shares of the corresponding class of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice to you.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ Your name(s) and signature(s) ■ Your account number ■ The Fund names and Class of Shares ■ The dollar amount to be exchanged ■ Mail the request to: Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:
- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund or the entire balance of

the original Fund account should be exchanged, except that this requirement may be waived at the discretion of the Trust.

- Telephone exchanges normally will be made only to an identically registered account.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs may use reasonable procedures described under ''What Do I Need to Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

What Types Of Reports Will Be Sent Regarding Investments In Shares?

You will receive an annual report containing audited financial statements and a semi-annual report. To eliminate unnecessary duplication, only one copy of such reports will be sent to shareholders with the same mailing address. If you would like a duplicate copy to be mailed to you, please contact Goldman Sachs Funds at 1-800-621-2550. The Funds do not generally provide sub-accounting services.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions.

Taxes on Distributions: Each Fund contemplates declaring as dividends each year all or substantially all of its net investment income. Fund distributions of investment income are generally taxable as ordinary income for federal tax purposes, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. To the extent that Fund distributions are attributable to interest on certain federal obligations or interest on obligations of your state of residence or its municipalities or authorities, they will in most cases be exempt from state and local income taxes. Distributions from the Tax-Exempt Funds that are designated as ‘‘exempt interest dividends’’ are generally not subject to federal income tax. Distributions of short-term capital gains are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. The Funds will inform shareholders of the character and tax status of all distributions promptly after the close of each calendar year.

You should note that a portion of the exempt-interest dividends paid by the Tax-Exempt Funds may be a preference item when determining your federal alternative minimum tax liability. Exempt-interest dividends are also taken into account in determining the taxable portion of social security or railroad retirement benefits. Any interest on indebtedness incurred by you to purchase or carry shares in the Tax-Exempt Funds generally will not be deductible for federal income tax purposes.

Other Information: When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold 28% of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so.

Distributions made by the Funds to non-U.S. investors between January 1, 2005 and December 31, 2007 will generally not be subject to U.S. withholding tax. In addition, Fund shares held by non-U.S. decedents will generally not be subject to U.S. estate tax for deaths occurring after December 31, 2004 and before January 1, 2008.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental policies and investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs. A Fund may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objective and policies.

U.S. Treasury Obligations and U.S. Government Securities. U.S. Treasury Obligations include securities issued or guaranteed by the U.S. Treasury (''U.S. Treasury Obligations''). Payment of principal and interest on these obligations is backed by the full faith and credit of the U.S. government. U.S. Treasury Obligations include, among other things, the separately traded principal and interest components of securities guaranteed or issued by the U.S. Treasury if such components are traded independently under the Separate Trading of Registered Interest and Principal of Securities program (''STRIPS'').

U.S. Government Securities are obligations issued or guaranteed by U.S. government agencies, authorities, instrumentalities or sponsored enterprises (''U.S. Government Securities''). Unlike U.S. Treasury Obligations, U.S. Government Securities can be supported by either (a) the full faith and credit of the U.S. Treasury (such as the Government National Mortgage Association (''Ginnie Mae'')); (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer.

U.S. Government Securities are deemed to include (a) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government, its agencies, authorities or instrumentalities; and (b) participations in loans made to foreign governments or their agencies that are so guaranteed. Certain of these participations may be regarded as illiquid. U.S. Government Securities also include zero coupon bonds.

Some Funds invest in U.S. Treasury Obligations and certain U.S. Government Securities the interest from which is generally exempt from state income taxation. Securities generally eligible for this exemption include those issued by the U.S. Treasury and certain agencies, authorities or instrumentalities of the U.S. government, including the Federal Home Loan Banks, Federal Farm Credit Banks and Tennessee Valley Authority.

U.S. Government Securities have historically involved little risk of loss of principal if held to maturity. However, no assurance can be given that the U.S. government will provide financial support to U.S. government agencies, authorities, instrumentalities or sponsored enterprises if it is not obligated to do so by law.

Bank Obligations. Bank obligations include certificates of deposit, commercial paper, unsecured bank promissory notes, bankers' acceptances, time deposits and other debt obligations. Certain Funds may invest in obligations issued or backed by U.S. banks when a bank has more than $1 billion in total assets at the time of purchase or is a branch or subsidiary of such a bank. In addition, certain Funds may invest in U.S. dollar-denominated obligations issued or guaranteed by foreign banks that have more than $1 billion in total assets at the time of purchase, U.S. branches of such foreign banks (Yankee obligations), foreign branches of such foreign banks and foreign branches of U.S. banks having more than $1 billion in total assets at the time of purchase. Bank obligations may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligation or by government regulation.

If a Fund invests more than 25% of its total assets in bank obligations (whether foreign or domestic), it may be especially affected by favorable and adverse developments in or related to the banking industry. The activities of U.S. and most foreign banks are subject to comprehensive regulations which, in the case of U.S. regulations, have undergone substantial changes in the past decade. The enactment of new legislation or regulations, as well as changes in interpretation and enforcement of current laws, may affect the manner of operations and profitability of domestic and foreign banks. Significant developments in the U.S. banking industry have included increased competition from other types of financial institutions, increased acquisition activity and geographic expansion. Banks may be particularly susceptible to certain economic factors, such as interest rate changes and adverse developments in the real estate markets. Fiscal and monetary policy and general economic cycles can affect the availability and cost of funds, loan demand and asset quality and thereby impact the earnings and financial conditions of banks.

Commercial Paper. A Fund may invest in commercial paper, including variable amount master demand notes and asset-backed commercial paper. Commercial paper normally represents short-term unsecured promissory notes issued in bearer form by banks or bank holding companies, corporations, finance companies and other issuers. The commercial paper purchased by a Fund consists of direct U.S. dollar-

denominated obligations of domestic or, in the case of certain Funds, foreign issuers. Asset-backed commercial paper is issued by a special purpose entity that is organized to issue the commercial paper and to purchase trade receivables or other financial assets. The credit quality of asset-backed commercial paper depends primarily on the quality of these assets and the level of any additional credit support.

Short-Term Obligations. A Fund may invest in other short-term obligations, including short-term funding agreements payable in U.S. dollars and issued or guaranteed by U.S. corporations, foreign corporations or other entities. A funding agreement is a contract between an issuer and a purchaser that obligates the issuer to pay a guaranteed rate of interest on a principal sum deposited by the purchaser. Funding agreements will also guarantee a stream of payments over time. A funding agreement has a fixed maturity date and may have either a fixed or variable interest rate that is based on an index and guaranteed for a set time period. Because there is normally no secondary market for these investments, funding agreements purchased by a Fund may be regarded as illiquid.

Repurchase Agreements. Certain Funds may enter into repurchase agreements with securities dealers and banks. Repurchase agreements are similar to collateralized loans, but are structured as a purchase of securities by a Fund, subject to the seller's agreement to repurchase the securities at a mutually agreed upon date and price. The difference between the original purchase price and the repurchase price is normally based on prevailing short-term interest rates. Under a repurchase agreement, the seller is required to furnish collateral at least equal in value or market price to the amount of the seller's repurchase obligation.

If the seller under a repurchase agreement defaults, a Fund could suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's cost associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy or insolvency proceedings concerning the seller, a Fund could suffer additional losses if the collateral held by the Fund is subject to a court ''stay'' that prevents the Fund from promptly selling the collateral. If this occurs, the Fund will bear the risk that the value of the collateral will decline below the repurchase price. Furthermore, a Fund could experience a loss if a court determines that the Fund's interest in the collateral is not enforceable.

In evaluating whether to enter into a repurchase agreement, the Investment Adviser will carefully consider the creditworthiness of the seller. Distributions of the income from repurchase agreements will be taxable to a Fund's shareholders. In addition, certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Asset-Backed and Receivables-Backed Securities. Certain Funds may invest in asset-backed and receivables-backed securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, mortgages, installment contracts and personal property. Asset-backed and receivables-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed and receivables-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. In addition, securities that are backed by credit card, automobile and similar types of receivables generally do not have the benefit of a security interest in collateral that is comparable in quality to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligation, there is the possibility that, in some cases, a Fund will be unable to possess and sell the underlying collateral and that a Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Foreign Government Obligations and Related Foreign Risks. Certain Funds may invest in foreign government obligations. Foreign government obligations that the Funds invest in are U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government or other entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of NRSROs.

Investments by a Fund in foreign securities, whether issued by a foreign government, bank, corporation or other issuer, may present a greater degree of risk than investments in securities of domestic issuers because of less publicly-available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities, and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks. The legal remedies for investors may be more limited than the remedies available in the United States. In addition, changes in the exchange rate of a foreign currency relative to the U.S. dollar (e.g., weakening of the currency against the U.S. dollar) may adversely affect the ability of a foreign issuer to pay interest and repay principal on an obligation.

Municipal Obligations. Certain Funds may invest in municipal obligations. Municipal obligations are issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia. Municipal obligations in which a Fund may invest include fixed rate notes and similar debt instruments; variable and floating rate demand instruments; tax-exempt commercial paper; municipal bonds; and unrated notes, paper, bonds or other instruments.

Municipal Notes and Bonds. Municipal notes include tax anticipation notes (''TANs''), revenue anticipation notes (''RANs''), bond anticipation notes (''BANs''), tax and revenue anticipation notes (''TRANs'') and construction loan notes. Municipal bonds include general obligation bonds and revenue bonds. General obligation bonds are backed by the taxing power of the issuing municipality and are considered the safest type of municipal obligation. Revenue bonds are backed by the revenues of a project or facility such as the tolls from a toll bridge. Revenue bonds also include lease rental revenue bonds which are issued by a state or local authority for capital projects and are secured by annual lease payments from the state or locality sufficient to cover debt service on the authority's obligations. Industrial development bonds (''private activity bonds'') are a specific type of revenue bond backed by the credit and security of a private user and, therefore, have more potential risk. Municipal bonds may be issued in a variety of forms, including commercial paper, tender option bonds and variable and floating rate securities.

Tender Option Bonds. A tender option bond is a municipal obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term, tax-exempt rates. The bond is typically issued in conjunction with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which the institution grants the security holder the option, at periodic intervals, to tender its securities to the institution. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the bond's fixed coupon rate and the rate, as determined by a remarketing or similar agent, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. An institution will normally not be obligated to accept tendered bonds in the event of certain defaults or a significant downgrading in the credit rating assigned to the issuer of the bond. The tender option will be taken into account in determining the maturity of the tender option bonds and a Fund's average portfolio maturity. There is a risk that a Fund will not be considered the owner of a tender option bond for federal income tax purposes, and thus will not be entitled to treat such interest as exempt from federal income tax. Certain tender

option bonds may be illiquid or may become illiquid as a result of a credit rating downgrade, a payment default or a disqualification from tax-exempt status.

Revenue Anticipation Warrants. Revenue Anticipation Warrants (''RAWs'') are issued in anticipation of the issuer's receipt of revenues and present the risk that such revenues will be insufficient to satisfy the issuer's payment obligations. The entire amount of principal and interest on RAWs is due at maturity. RAWs, including those with a maturity of more than 397 days, may also be repackaged as instruments which include a demand feature that permits the holder to sell the RAWs to a bank or other financial institution at a purchase price equal to par plus accrued interest on each interest rate reset date.

Industrial Development Bonds. Certain Funds may invest in industrial development bonds (private activity bonds). Industrial development bonds are a specific type of revenue bond backed by the credit and security of a private user, the interest from which would be an item of tax preference when distributed by a Fund as ''exempt-interest dividends'' to shareholders under the AMT.

Other Municipal Obligation Policies. Certain Funds may invest 25% or more of the value of their respective total assets in municipal obligations which are related in such a way that an economic, business or political development or change affecting one municipal obligation would also affect the other municipal obligation. For example, a Fund may invest all of its assets in (a) municipal obligations the interest of which is paid solely from revenues from similar projects such as hospitals, electric utility systems, multi-family housing, nursing homes, commercial facilities (including hotels), steel companies or life care facilities; (b) municipal obligations whose issuers are in the same state; or (c) industrial development obligations. Concentration of a Fund's investments in these municipal obligations will subject the Fund, to a greater extent than if such investment was not so concentrated, to the risks of adverse economic, business or political developments affecting the particular state, industry or other area of concentration.

Municipal obligations may also include municipal leases, certificates of participation and ''moral obligation'' bonds. A municipal lease is an obligation issued by a state or local government to acquire equipment or facilities. Certificates of participation represent interests in municipal leases or other instruments, such as installment contracts. Moral obligation bonds are supported by the moral commitment but not the legal obligation of a state or municipality. Municipal leases, certificates of participation and moral obligation bonds present the risk that the state or municipality involved will not appropriate the monies to meet scheduled payments under these instruments.

Municipal obligations may be backed by letters of credit or other forms of credit enhancement issued by domestic banks or foreign banks which have a branch, agency or subsidiary in the United States or by other financial institutions such as insurance companies which may issue insurance policies with respect to municipal

obligations. The credit quality of these banks, insurance companies and other financial institutions could, therefore, cause a loss to a Fund that invests in municipal obligations. Letters of credit and other obligations of foreign banks and financial institutions may involve risks in addition to those of domestic obligations because of less publicly available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks.

In order to enhance the liquidity, stability or quality of a municipal obligation, a Fund may acquire the right to sell the obligation to another party at a guaranteed price and date.

Custodial Receipts. Certain Funds may invest in custodial receipts representing interests in U.S. Government Securities, municipal obligations or other debt instruments held by a custodian or trustee. Custodial receipts evidence ownership of future interest payments, principal payments or both on notes or bonds issued or guaranteed as to principal or interest by the U.S. government, its agencies, instrumentalities, political subdivisions or authorities, or by a state or local governmental body or authority, or by other types of issuers. For certain securities law purposes, custodial receipts are not considered obligations of the underlying issuers. In addition, if for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account.

Other Investment Companies. A Fund may invest in securities of other investment companies subject to statutory limitations prescribed by the Act. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Such other investment companies will have investment objectives, policies and restrictions substantially similar to those of the acquiring Fund and will be subject to substantially the same risks. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money

market funds for which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Floating and Variable Rate Obligations. The Funds may purchase floating and variable rate obligations. The value of these obligations is generally more stable than that of a fixed rate obligation in response to changes in interest rate levels. Subject to the conditions for using amortized cost valuation under the Act, a Fund may consider the maturity of a variable or floating rate obligation to be shorter than its ultimate stated maturity if the obligation is a U.S. Treasury Obligation or U.S. Government Security, if the obligation has a remaining maturity of 397 calendar days or less, or if the obligation has a demand feature that permits the Fund to receive payment at any time or at specified intervals not exceeding 397 calendar days. The issuers or financial intermediaries providing demand features may support their ability to purchase the obligations by obtaining credit with liquidity supports. These may include lines of credit, which are conditional commitments to lend, and letters of credit, which will ordinarily be irrevocable, both of which may be issued by domestic banks or foreign banks. A Fund may purchase variable or floating rate obligations from the issuers or may purchase certificates of participation, a type of floating or variable rate obligation, which are interests in a pool of debt obligations held by a bank or other financial institution.

When-Issued Securities and Forward Commitments. The Funds may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price and yield to a Fund at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Illiquid Securities. Each Fund may invest up to 10% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain municipal leases and participation interests
- Certain stripped mortgage-backed securities

- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933.

Investing in restricted securities may decrease the liquidity of a Fund's portfolio.

Borrowings. Each Fund may borrow up to 33 1/3% of its total assets from banks for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its net assets. For more information, see the Additional Statement.

Downgraded Securities. After its purchase, a portfolio security may be assigned a lower rating or cease to be rated. If this occurs, a Fund may continue to hold the security if the Investment Adviser believes it is in the best interest of the Fund and its shareholders.

Special Risks and Policies Applicable to the Tax-Exempt Funds:

Fundamental Policies. As a matter of fundamental policy, at least 80% of the net assets of the Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios will ordinarily be invested in municipal obligations, the interest from which is, in the opinion of bond counsel, if any, excluded from gross income for federal income tax purposes. In addition, as a matter of fundamental policy, at least 80% of the Tax-Exempt California and Tax-Exempt New York Portfolios' net assets will be invested in California and New York municipal obligations, respectively, except in extraordinary circumstances.

For these purposes, California and New York municipal obligations are obligations issued by or on behalf of the State of California or the State of New York, respectively, and their respective political subdivisions, agencies and instrumentalities and the government of Puerto Rico, the U.S. Virgin Islands and Guam, the interest from which is excluded from gross income for federal income tax purposes and is exempt from California State personal income tax or New York State and New York City personal income tax. Each Tax-Exempt Fund may temporarily invest in taxable money market instruments or, in the case of the Tax-Exempt California and New York Portfolios, in municipal obligations that are not California or New York municipal obligations, respectively, when acceptable California and New York municipal obligations are not available or when the Investment Adviser believes that the market conditions dictate a defensive posture. Investments in taxable money market instruments will be limited to those meeting the quality standards of each Tax-Exempt Fund. The Tax-Exempt California and Tax-Exempt New York Portfolios' distributions of interest from municipal obligations other than California and New York municipal obligations, respectively, may be subject to

California and New York State and New York City personal income taxes. In addition, dividends paid by the Portfolios may be subject to state corporate franchise and corporate income taxes, if applicable.

Risks of Investing in California and New York: The Tax-Exempt California and Tax-Exempt New York Portfolios concentrate their investments in California and New York municipal obligations. Consequently, these Funds are more susceptible to factors adversely affecting issuers of California and New York municipal obligations, and may be riskier than comparable municipal bond funds and money market funds that do not emphasize these issuers to this degree.

The Tax-Exempt California Portfolio's investments can be affected by political and economic developments within the State of California (''California''), and by the financial condition of California's public authorities and political subdivisions. As of early 2005, California's economy was recovering from a recession, with moderate growth predicted to mirror the national economy. The early 2000's recession and stock market drop created State budget gaps as high as $38 billion, and a large budget deficit. Part of this deficit has been funded with the issuance to date of $11 billion of a total of $15 billion of sales-tax backed general obligation bonds approved by the voters in March 2004. However, the State still faces a multi-billion dollar structural budget gap which must be addressed for the upcoming 2005-06 fiscal year and future years. California voters in the past have approved amendments to the California Constitution and other measures that limit the taxing and spending authority of California government entities, and future initiatives could result in adverse consequences affecting California municipal obligations. In part as a result of such initiatives, both the state and local governments in California face fiscal difficulties in varying degrees.

These factors, among others (including the outcome of related pending litigation), could reduce the credit standing of certain issuers of California municipal obligations. A more detailed discussion of the risks of investing in California is included in the Additional Statement.

The Tax-Exempt New York Portfolio's investments will be affected by political and economic developments within the State of New York (the ''State''), and by the financial conditions of the State, its public authorities and political subdivisions, particularly the City of New York (the ''City''). Certain substantial issuers of New York municipal obligations (including issuers whose obligations may be acquired by the Fund) have, at times, experienced serious financial difficulties. The default or credit rating downgrade of one of these issuers could affect the market values and marketability of all New York municipal obligations and hurt the Portfolio's investment performance. However, strong demand for New York municipal obligations has also at times had the effect of permitting New York municipal obligations to be issued with yields relatively lower, and after issuance, to trade in the market at prices relatively higher, than comparably rated municipal obligations issued by other jurisdictions. A recurrence of the financial difficulties previously experienced by certain issuers of New York municipal obligations could result in defaults or declines in the market values of those issuers' existing obligations and, possibly, in the obligations of other issuers of New York municipal obligations. Although as of the date of this Prospectus, no issuers were in default with respect to the payment of their New York municipal obligations, the occurrence of any such default could materially affect adversely the market values and marketability of all New York municipal obligations and, consequently, the value of the Fund's holdings. A more detailed discussion of the risks of investing in New York is included in the Additional Statement.

If California, New York, or any of their local governmental entities are unable to meet their financial obligations, the corresponding Fund's income, NAV, ability to preserve or realize appreciation of capital or liquidity could be adversely affected. Also, neither of these Funds is a diversified fund under the Act (except to the extent that diversification is required by Rule 2a-7 or for federal income tax purposes). Because they may invest a larger percentage of their assets in the securities of fewer issuers than do diversified funds, these Funds may be exposed to greater risk in that an adverse change in the condition of one or a small number of issuers would have a greater impact on them.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). The information has been audited by PricewaterhouseCoopers LLP, whose report, along with a Fund's financial statements, is included in the Funds' annual report (available upon request).

PRIME OBLIGATIONS PORTFOLIO

	ILA Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.010	0.008	0.01	0.04	0.06
Distributions to unit/shareholders	(0.010)	(0.008)	(0.01)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.00%	0.79%	1.45%	3.79%	6.14%
Net assets, end of year (in 000s)	$160,780	$168,536	$573,280	$443,213	$584,448
Ratio of net expenses to average net assets	0.43%	0.44%	0.43%	0.43%	0.43%
Ratio of net investment income to average net assets	1.00%	0.81%	1.42%	3.70%	5.94%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.47%	0.44%	0.44%	0.43%	0.43%
Ratio of net investment income to average net assets	0.96%	0.81%	1.41%	3.70%	5.94%

See page 68 for all footnotes.

MONEY MARKET PORTFOLIO

	ILA Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.010	0.008	0.02	0.04	0.06
Distributions to unit/shareholders	(0.010)	(0.008)	(0.02)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	1.03%	0.84%	1.53%	4.02%	6.18%
Net assets, end of year (in 000s)	$546,525	$502,405	$825,207	$1,156,176	$1,753,668
Ratio of net expenses to average net assets	0.42%	0.41%	0.41%	0.41%	0.41%
Ratio of net investment income to average net assets	1.02%	0.85%	1.53%	4.13%	6.05%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.42%	0.41%	0.41%	0.41%	0.41%
Ratio of net investment income to average net assets	1.02%	0.85%	1.53%	4.13%	6.05%

See page 68 for all footnotes.

TREASURY OBLIGATIONS PORTFOLIO

	ILA Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.009	0.007	0.01	0.04	0.06
Distributions to unit/shareholders	(0.009)	(0.007)	(0.01)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.91%	0.74%	1.42%	3.61%	5.95%
Net assets, end of year (in 000s)	$156,027	$137,679	$297,858	$423,561	$384,023
Ratio of net expenses to average net assets	0.43%	0.42%	0.41%	0.43%	0.42%
Ratio of net investment income to average net assets	0.92%	0.73%	1.36%	3.43%	5.77%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.43%	0.42%	0.41%	0.44%	0.42%
Ratio of net investment income to average net assets	0.92%	0.73%	1.36%	3.42%	5.77%

See page 68 for all footnotes.

TREASURY INSTRUMENTS PORTFOLIO

	ILA Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.008	0.007	0.01	0.04	0.05
Distributions to unit/shareholders	(0.008)	(0.007)	(0.01)	(0.04)	(0.05)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.85%	0.65%	1.33%	3.59%	5.62%
Net assets, end of year (in 000s)	$33,836	$51,264	$103,658	$203,239	$201,088
Ratio of net expenses to average net assets	0.43%	0.44%	0.43%	0.43%	0.43%
Ratio of net investment income to average net assets	0.79%	0.63%	1.26%	3.49%	5.49%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.44%	0.45%	0.44%	0.47%	0.45%
Ratio of net investment income to average net assets	0.78%	0.62%	1.25%	3.45%	5.47%

See page 68 for all footnotes.

GOVERNMENT PORTFOLIO

	ILA Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.010	0.007	0.01	0.04	0.06
Distributions to unit/shareholders	(0.010)	(0.007)	(0.01)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.97%	0.73%	1.33%	3.69%	6.05%
Net assets, end of year (in 000s)	$51,286	$85,709	$ 81,790	$124,757	$126,034
Ratio of net expenses to average net assets	0.43%	0.44%	0.43%	0.43%	0.43%
Ratio of net investment income to average net assets	0.92%	0.72%	1.34%	3.61%	5.84%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.56%	0.53%	0.53%	0.49%	0.48%
Ratio of net investment income to average net assets	0.79%	0.63%	1.24%	3.55%	5.79%

See page 68 for all footnotes.

FEDERAL PORTFOLIO

	ILA Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.010	0.008	0.01	0.04	0.06
Distributions to unit/shareholders	(0.010)	(0.008)	(0.01)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.97%	0.79%	1.47%	3.90%	6.03%
Net assets, end of year (in 000s)	$937,553	$1,147,134	$1,814,911	$3,095,942	$4,221,684
Ratio of net expenses to average net assets	0.41%	0.41%	0.41%	0.41%	0.40%
Ratio of net investment income to average net assets	0.94%	0.79%	1.47%	3.96%	5.90%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.41%	0.41%	0.41%	0.41%	0.40%
Ratio of net investment income to average net assets	0.94%	0.79%	1.47%	3.96%	5.90%

See page 68 for all footnotes.

TAX-EXEMPT DIVERSIFIED PORTFOLIO

	ILA Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.008	0.007	0.01	0.02	0.04
Distributions to unit/shareholders	(0.008)	(0.007)	(0.01)	(0.02)	(0.04)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.82%	0.68%	1.11%	2.44%	3.74%
Net assets, end of year (in 000s)	$697,374	$722,008	$1,022,037	$1,339,898	$1,732,707
Ratio of net expenses to average net assets	0.41%	0.41%	0.41%	0.40%	0.41%
Ratio of net investment income to average net assets	0.80%	0.68%	1.11%	2.43%	3.67%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.41%	0.41%	0.42%	0.41%	0.42%
Ratio of net investment income to average net assets	0.80%	0.68%	1.10%	2.42%	3.66%

See page 68 for all footnotes.

TAX-EXEMPT CALIFORNIA PORTFOLIO

	ILA Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.008	0.006	0.01	0.02	0.03
Distributions to unit/shareholders	(0.008)	(0.006)	(0.01)	(0.02)	(0.03)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.78%	0.61%	1.00%	2.08%	3.17%
Net assets, end of year (in 000s)	$208,139	$244,109	$359,166	$305,626	$650,980
Ratio of net expenses to average net assets	0.43%	0.42%	0.43%	0.43%	0.42%
Ratio of net investment income to average net assets	0.74%	0.61%	0.99%	2.13%	3.08%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.45%	0.43%	0.44%	0.45%	0.43%
Ratio of net investment income to average net assets	0.72%	0.60%	0.98%	2.11%	3.07%

See page 68 for all footnotes.

TAX-EXEMPT NEW YORK PORTFOLIO

	ILA Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.008	0.006	0.01	0.02	0.04
Distributions to unit/shareholders	(0.008)	(0.006)	(0.01)	(0.02)	(0.04)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.78%	0.62%	0.99%	2.23%	3.57%
Net assets, end of year (in 000s)	$99,743	$89,518	$128,959	$122,610	$176,618
Ratio of net expenses to average net assets	0.43%	0.44%	0.43%	0.43%	0.43%
Ratio of net investment income to average net assets	0.78%	0.62%	0.98%	2.27%	3.51%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.46%	0.47%	0.47%	0.47%	0.47%
Ratio of net investment income to average net assets	0.75%	0.59%	0.94%	2.23%	3.47%

See page 68 for all footnotes.

Footnotes:

a Calculated based on the average units/shares outstanding methodology.

b Assumes reinvestment of all distributions. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on fund distributions.

Index

Institutional Liquid Assets Prospectus (ILA Units)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550. You can also access and download the annual and semi-annual reports and the Additional Statement at the Funds' website: http://www.gs.com/funds.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-621-2550
- By mail: Goldman Sachs Funds, P.O. Box 06050
Chicago, IL 60606-6306
- By e-mail: gs-funds@gs.com
- On the Internet: SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs

Asset Management

ILAPROINSTMM

Prospectus

ILA Service ("Units" or "Shares")

April 29, 2005

GOLDMAN SACHS INSTITUTIONAL LIQUID ASSETS



12
11
10
9
8
S.P.CO.
60

- Prime Obligations Portfolio
- Money Market Portfolio
- Treasury Obligations Portfolio
- Treasury Instruments Portfolio
- Government Portfolio
- Federal Portfolio
- Tax-Exempt Diversified Portfolio
- Tax-Exempt California Portfolio
- Tax-Exempt New York Portfolio

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH A FUND SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN A FUND.



Goldman
Sachs

Asset Management

General Investment Management Approach

Goldman Sachs Asset Management, L.P. (''GSAM®'') serves as Investment Adviser to the Institutional Liquid Assets Portfolios (the ''Funds''). GSAM is referred to in this Prospectus as the ''Investment Adviser.''

Goldman Sachs' Money Market Investment Philosophy:

The Money Market Funds are managed to seek preservation of capital, daily liquidity and maximum current income. With each Fund, the Investment Adviser follows a conservative, risk-managed investment process that seeks to:

- Manage credit risk
- Manage interest rate risk
- Manage liquidity

Since 1981, the Investment Adviser has actively managed the Goldman Sachs Money Market Funds to provide investors with the greatest possible preservation of principal and income potential.

Investment Process

1. Managing Credit Risk

The Investment Adviser's process for managing risk emphasizes:

- ***Intensive research***—The Credit Department, a separate operating entity of Goldman, Sachs & Co., (''Goldman Sachs''), approves all money market fund eligible securities for the Funds. Sources for the Credit Department's analysis include third-party inputs, such as financial statements and media sources, ratings releases and company meetings, as well as the Investment Research, Legal and Compliance departments of Goldman Sachs.
- ***Timely updates***—A Credit Department-approved list of securities is continuously communicated on a ''real-time'' basis to the portfolio management team via computer link.

The Result: An ''approved'' list of high-quality credits—The Investment Adviser's portfolio management team uses this approved list to construct portfolios which offer the best available risk-return tradeoff within the ''approved'' credit universe.

2. Managing Interest Rate Risk

Three main steps are followed in seeking to manage interest rate risk:

- ***Establish weighted average maturity (''WAM'') target***—WAM (the weighted average time until the yield of a portfolio reflects any changes in the current interest rate environment) is constantly revisited and adjusted as market conditions change. An overall strategy is developed by the portfolio management team based on insights gained from weekly meetings with both Goldman Sachs economists and economists from outside the firm.
- ***Implement optimum portfolio structure***—Proprietary models that seek the optimum balance of risk and return, in conjunction with the Investment Adviser's analysis of factors such as market events, short-term interest rates and each Fund's asset volatility, are used to identify the most effective portfolio structure.
- ***Conduct rigorous analysis of new securities***—The Investment Adviser's five-step process includes legal, credit, historical index and liquidity analysis, as well as price stress testing to determine suitability for money market mutual funds.

3. Managing Liquidity

Factors that the Investment Adviser's portfolio managers continuously monitor and that affect liquidity of a money market portfolio include:

- Each Fund's investors and factors that influence their asset volatility;
- Technical events that influence the trading range of federal funds and other short-term fixed-income markets; and
- Bid-ask spreads associated with securities in the portfolios.

Benchmarks for the Money Market Funds are the **iMoneyNet, Inc. Indices**. Each Fund uses the iMoneyNet Index which best corresponds to the Fund's eligible investments.

References in this Prospectus to a Fund's benchmark are for informational purposes only, and unless otherwise noted are not an indication of how a particular Fund is managed.

- ***The Funds:*** Each Fund's securities are valued by the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940, as amended (the ''Act''). Under Rule 2a-7, each Fund may invest only in U.S. dollar-denominated securities that are determined to present minimal credit risk and meet certain other criteria including conditions relating to maturity, diversification and credit quality. These operating policies may be more restrictive than the fundamental policies set forth in the Statement of Additional Information (the ''Additional Statement'').
  - ***Taxable Funds:*** Prime Obligations, Money Market, Treasury Obligations and Government Portfolios.
  - ***Tax-Advantaged Funds:*** Treasury Instruments and Federal Portfolios.
  - ***Tax-Exempt Funds:*** Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios.
- ***The Investors:*** The Funds are designed for investors seeking a high rate of return, a stable net asset value (''NAV'') and convenient liquidation privileges. The Funds are particularly suitable for banks, corporations and other financial institutions that seek investment of short-term funds for their own accounts or for the accounts of their customers.
- ***NAV:*** Each Fund seeks to maintain a stable NAV of $1.00 per share. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.
- ***Maximum Remaining Maturity of Portfolio Investments:*** 13 months (as determined pursuant to Rule 2a-7) at the time of purchase.
- ***Dollar-Weighted Average Portfolio Maturity:*** Not more than 90 days (as required by Rule 2a-7).
- ***Investment Restrictions:*** Each Fund is subject to certain investment restrictions that are described in detail under ''Investment Restrictions'' in the Additional Statement. Fundamental investment restrictions and the investment objective of a Fund (except the Tax-Exempt California and Tax-Exempt New York Portfolios' objectives of providing shareholders with income exempt from California personal income tax and New York State and New York City personal income taxes, respectively) cannot be changed without approval of a majority of the outstanding shares of that Fund. The Treasury Obligations Portfolio's policy of limiting its investments to U.S. Treasury Obligations (as defined in Appendix A) and related repurchase agreements is also fundamental. All investment policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval.
- ***Diversification:*** Diversification can help a Fund reduce the risks of investing. In accordance with current regulations of the Securities and Exchange Commission (the ''SEC''), each Fund may not invest more than 5% of the value of its total assets at the time of purchase in the securities of any single issuer with these

exceptions: (a) the Tax-Exempt California and Tax-Exempt New York Portfolios may each invest up to 25% of their total assets in five or fewer issuers; and (b) each of the other Funds may invest up to 25% of its total assets in the securities of a single issuer for up to three business days. These limitations do not apply to cash, certain repurchase agreements, U.S. Government Securities (as defined in Appendix A) or securities of other investment companies. In addition, securities subject to certain unconditional guarantees are subject to different diversification requirements as described in the Additional Statement.

Fund Investment Objectives and Strategies

INVESTMENT OBJECTIVES

Taxable and Tax-Advantaged Funds:

The Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government and Federal Portfolios seek to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity by investing exclusively in high quality money market instruments.

The Prime Obligations and Money Market Portfolios pursue their investment objectives by investing in U.S. Government Securities, obligations of U.S. banks, commercial paper and other short-term obligations of U.S. companies, states, municipalities and other entities and repurchase agreements. The Money Market Portfolio may also invest in U.S. dollar-denominated obligations of foreign banks, foreign companies and foreign governments.

The Treasury Obligations Portfolio pursues its investment objective by investing only in securities issued by the U.S. Treasury and repurchase agreements relating to such securities. The Government Portfolio pursues its investment objective by investing, directly or indirectly, only in U.S. Government Securities and repurchase agreements relating to such securities.

The Treasury Instruments and Federal Portfolios pursue their investment objectives by limiting their investments only to certain U.S. Treasury Obligations and U.S. Government Securities, respectively, the interest from which is generally exempt from state income taxation. You should consult your tax adviser to determine whether distributions from the Treasury Instruments and Federal Portfolios (and any other Fund that may hold such obligations) derived from interest on such obligations are exempt from state income taxation in your own state.

Tax-Exempt Funds:

The Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios seek to provide shareholders, to the extent consistent with the preservation of capital and prescribed portfolio standards, with a high level of income exempt from federal income tax by investing primarily in municipal obligations.

In addition, the Tax-Exempt California and Tax-Exempt New York Portfolios seek to provide shareholders with income exempt from California personal income tax and New York State and New York City personal income taxes, respectively, by investing in obligations the interest on which is exempt from these taxes. (These instruments are called ''California obligations'' and ''New York obligations'' in this Prospectus.)

The Tax-Exempt Funds pursue their investment objectives by investing in securities issued by or on behalf of states, territories, and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia, the interest from which, if any, is in the opinion of bond counsel excluded from gross income for federal income tax purposes, and generally not an item of tax preference under the federal alternative minimum tax (''AMT'').

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual and semi-annual reports. For more information see Appendix A. The Funds publish their complete portfolio holdings on the Funds' website (http://www.gs.com/funds). The Prime Obligations and Money Market Portfolios publish their holdings as of the end of each month subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. The other Funds publish their holdings as of the end of each calendar quarter subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. This information will be available on the website until the date on which a Fund files its next quarterly portfolio holdings report on Form N-CSR or Form N-Q with the SEC. In addition, a description of the Funds' policies and procedures with respect to the disclosure of a Fund's portfolio securities is available in the Funds' Additional Statement.

Investment Policies Matrix

Fund	U.S. Treasury Obligations	U.S. Government Securities	Bank Obligations	Commercial Paper
Prime Obligations	■[1]	■	■ U.S. banks only[2]	■
Money Market	■[1]	■	■ Over 25% of total assets must be invested in U.S. and foreign (US$) banks[3]	■ U.S. and foreign (US$) commercial paper
Treasury Obligations	■[4]			
Treasury Instruments	■[4]			
Government	■[1]	■		
Federal	■[1]	■		
Tax-Exempt Diversified				■ Tax-exempt only
Tax-Exempt California				■ Tax-exempt only
Tax-Exempt New York				■ Tax-exempt only

See page 10 for all footnotes.

Short-Term Obligations of Corporations and Other Entities	Repurchase Agreements	Asset-Backed and Receivables-Backed Securities[5]	Foreign Government Obligations (US$)
■ U.S. entities only	■	■	
■ U.S. and foreign (US$) entities	■	■	■[6]
	■		
	■		
	■ (Does not intend to invest)		

See page 10 for all footnotes.

Investment Policies Matrix continued

Fund	Municipals	Custodial Receipts	Unrated Securities[9]	Investment Companies
Prime Obligations	■[7]	■	■	■ Up to 10% of total assets in other investment companies
Money Market	■[7]	■	■	■ Up to 10% of total assets in other investment companies
Treasury Obligations				
Treasury Instruments				
Government				■ Up to 10% of total assets in other investment companies
Federal				
Tax-Exempt Diversified	■ At least 80% of net assets in tax-exempt municipal obligations (except in extraordinary circumstances)[8]	■	■	■ Up to 10% of total assets in other investment companies
Tax-Exempt California	At least 80% of net assets in tax-exempt municipal obligations and at least 80% of net assets in California obligations (except in extraordinary circumstances)[8]	■	■	■ Up to 10% of total assets in other investment companies
Tax-Exempt New York	At least 80% of net assets in tax-exempt municipal obligations and at least 80% of net assets in New York obligations (except in extraordinary circumstances)[8]	■	■	■ Up to 10% of total assets in other investment companies

See page 10 for all footnotes.

Private Activity Bonds	Credit Quality[9]	Summary of Taxation for Distributions[13]	Miscellaneous
■	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
■	First Tier[12]	Taxable federal and state[14]	May invest in obligations of the International Bank for Reconstruction and Development. Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and generally exempt from state taxation	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and generally exempt from state taxation	Under extraordinary circumstances, may hold cash, U.S. Government Securities subject to state taxation or cash equivalents. Reverse repurchase agreements not permitted.
■ Does not intend to invest if subject to AMT[10,11]	First Tier[12]	Tax-exempt federal and taxable state[15]	May (but does not currently intend to) invest up to 20% of net assets in securities subject to AMT and may temporarily invest in the taxable money market instruments described herein. Reverse repurchase agreements not permitted.
■ Does not intend to invest if subject to AMT[10,11]	First Tier[12]	Tax-exempt federal and California State	May (but does not currently intend to) invest up to 20% of net assets in securities subject to AMT and may temporarily invest in the taxable money market instruments described herein. Reverse repurchase agreements not permitted.
■ (not more than 20% of net assets)[11]	First Tier[12]	Tax-exempt federal, New York State and New York City	May invest up to 20% of net assets in securities subject to AMT and may temporarily invest in the taxable money market instruments described herein. Reverse repurchase agreements not permitted.

See page 10 for all footnotes.

Note: See Appendix A for a description of, and certain criteria applicable to, each of these categories of investments.

[1] *Issued or guaranteed by the U.S. Treasury.*

[2] *Including foreign branches of U.S. banks.*

[3] *If adverse economic conditions prevail in the banking industry (such as substantial losses on loans, increases in non-performing assets and charge-offs and declines in total deposits), the Fund may, for temporary defensive purposes, invest less than 25% of its total assets in bank obligations.*

[4] *Issued by the U.S. Treasury.*

[5] *To the extent required by Rule 2a-7, asset-backed and receivables-backed securities will be rated by the requisite number of nationally recognized statistical rating organizations (''NRSROs'').*

[6] *The Money Market Portfolio may invest in U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government. The Fund may also invest in U.S. dollar-denominated obligations issued or guaranteed by any entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of NRSROs. The Fund may not invest more than 25% of its total assets in the securities of any one foreign government.*

[7] *Will only make such investments when yields on such securities are attractive compared to other taxable investments.*

[8] *Ordinarily expect that 100% of a Fund's assets will be invested in municipal obligations, but the Funds may, for temporary defensive purposes, hold cash or invest in short-term taxable securities.*

[9] *To the extent permitted by Rule 2a-7, securities without short-term ratings may be purchased if they are deemed to be of comparable quality to First Tier Securities. In addition, a Fund holding a security supported by a guarantee or demand feature may rely on the credit quality of the guarantee or demand feature in determining the credit quality of the investment.*

[10] *If such policy should change, private activity bonds subject to AMT would not exceed 20% of a Fund's net assets under normal market conditions.*

[11] *No more than 25% of the value of a Fund's total assets may be invested in industrial development bonds or similar obligations where the non-governmental entities supplying the revenues from which such bonds or obligations are to be paid are in the same industry.*

[12] *First Tier Securities are (a) rated in the highest short-term rating category by at least two NRSROs, or if only one NRSRO has assigned a rating, by that NRSRO; or (b) issued or guaranteed by, or otherwise allow a Fund under certain conditions to demand payment from, an entity with such ratings. U.S. Government Securities are considered First Tier Securities.*

[13] *See ''Taxation'' for an explanation of the tax consequences summarized in the table above.*

[14] *Taxable in many states except for distributions from U.S. Treasury Obligation interest income and certain U.S. Government Securities interest income.*

[15] *Taxable except for distributions from interest on obligations of an investor's state of residence in certain states.*



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Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	Prime Obligations Portfolio	Money Market Portfolio	Treasury Obligations Portfolio	Treasury Instruments Portfolio
NAV	•	•	•	•
Interest Rate	•	•	•	•
Credit/Default	•	•	•	•
Liquidity	•	•	•	•
U.S. Government Securities	•	•	—	—
Concentration	—	—	—	—
Foreign	—	•	—	—
Banking Industry	—	•	—	—
Tax	—	—	—	—
California/New York	—	—	—	—

Government Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	—	—	—
—	—	•	•	•
—	—	—	—	—
—	—	—	—	—
—	—	•	•	•
—	—	—	•	•

Risks that apply to all Funds:

- ***NAV Risk***—The risk that a Fund will not be able to maintain a NAV per share of $1.00 at all times.
- ***Interest Rate Risk***—The risk that during periods of rising interest rates, a Fund's yield (and the market value of its securities) will tend to be lower than prevailing market rates; in periods of falling interest rates, a Fund's yield will tend to be higher.
- ***Credit/Default Risk***—The risk that an issuer or guarantor of a security, or a bank or other financial institution that has entered into a repurchase agreement, may default on its payment obligations. In addition, with respect to the Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios, this risk includes the risk of default on foreign letters of credit, guarantees or insurance policies that back municipal securities.
- ***Liquidity Risk***—The risk that a Fund will be unable to pay redemption proceeds within the time period stated in this Prospectus, because of unusual market conditions, an unusually high volume of redemption requests, or other reasons.

Risk that applies to the Prime Obligations, Money Market, Government and Federal Portfolios:

- ***U.S. Government Securities Risk***—The risk that the U.S. government will not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. Although many U.S. Government Securities purchased by the Funds, such as those issued by the Federal National Mortgage Association (''Fannie Mae''), Federal Home Loan Mortgage Corporation (''Freddie Mac'') and Federal Home Loan Banks may be chartered or sponsored by Acts of Congress, their securities are neither issued nor guaranteed by the United States Treasury and, therefore, are not backed by the full faith and credit of the United States. The maximum potential liability of the issuers of some U.S. Government Securities held by a Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

Risks that apply to the Money Market Portfolio:

- ***Foreign Risk***—The risk that a foreign security could lose value as a result of political, financial and economic events in foreign countries, less publicly available financial and other information, less stringent foreign securities regulations and accounting and disclosure standards, or other factors. The Money Market Portfolio may not invest more than 25% of its total assets in the securities of any one foreign government.
- ***Banking Industry Risk***—The risk that if the Fund invests more than 25% of its total assets in bank obligations, an adverse development in the banking industry

may affect the value of the Fund's investments more than if the Fund's investments were not invested to such a degree in the banking industry. Normally, the Money Market Portfolio intends to invest more than 25% of its total assets in bank obligations. Banks may be particularly susceptible to certain economic factors such as interest rate changes, adverse developments in the real estate market, fiscal and monetary policy and general economic cycles.

Risks that apply to the Tax-Exempt Funds:

- ***Concentration Risk***—The risk that if a Fund invests more than 25% of its total assets in issuers within the same state, industry or economic sector, an adverse economic, business or political development may affect the value of the Fund's investments more than if its investments were not so concentrated.
- ***Tax Risk***—The risk that future legislative or administrative changes or court decisions may materially affect the value of a Fund's portfolio and/or the ability of a Fund to pay federal tax-exempt dividends (in the case of each of these Funds) and state tax-exempt dividends (in the case of the Tax-Exempt California and Tax-Exempt New York Portfolios). These Funds would not be a suitable investment for IRAs, other tax-exempt or tax deferred accounts or for other investors who are not sensitive to the federal, state or local tax consequences of these investments.
- ***California/New York Risks***—The Tax-Exempt California and Tax-Exempt New York Portfolios intend to invest primarily in California municipal obligations and New York municipal obligations, respectively. The investments of these Funds will, therefore, be affected by political and economic developments within these states, and by the financial condition of these states, their public authorities and political sub-divisions. If California, New York, or any of their local governmental entities are unable to meet their financial obligations, the corresponding Fund's income, NAV, and ability to preserve or realize appreciation of capital or liquidity could be adversely affected. The Tax-Exempt California and Tax-Exempt New York Portfolios are classified as ''non-diversified'' for regulatory purposes. See Appendix A in this Prospectus for more information concerning the risks of investing in California and New York.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table below provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Service Shares from year to year for up to the last ten years; and (b) the average annual total returns of a Fund's Service Shares. Investors should be aware that the fluctuation of interest rates is one primary factor in performance volatility. The bar chart (including ''Best Quarter'' and ''Worst Quarter'' information) and table assume reinvestment of dividends and distributions. A Fund's past performance is not necessarily an indication of how the Fund will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced. You may obtain a Fund's current yield by calling 1-800-621-2550.

Prime Obligations Portfolio


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q3 '00 1.48%
Worst Quarter*
Q1 '04 0.07%
5.37%
4.80%
4.96%
4.90%
4.48%
5.72%
3.38%
1.05%
0.39%
0.60%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Service Shares (Inception 6/1/90)	0.60%	2.21%	3.54%	3.78%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Money Market Portfolio



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q3 '00 1.49%
Worst Quarter*
Q1 '04 0.08%
5.43%
4.86%
5.01%
4.91%
4.50%
5.76%
3.61%
1.12%
0.44%
0.62%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Service Shares (Inception 6/1/90)	0.62%	2.29%	3.61%	3.83%

** Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Treasury Obligations Portfolio


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.44%
Worst Quarter*
Q4 '03 0.05%
5.31%
4.69%
4.84%
4.73%
4.22%
5.52%
3.20%
1.02%
0.34%
0.51%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Service Shares (Inception 6/1/90)	0.51%	2.10%	3.42%	3.65%

* *Please note that "Best Quarter" and "Worst Quarter" figures are applicable only to the time period covered by the bar chart.*

Treasury Instruments Portfolio


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.38%
Worst Quarter*
Q1 '04 0.03%
5.28%
4.68%
4.75%
4.54%
3.96%
5.20%
3.18%
0.92%
0.25%
0.44%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Service Shares (Inception 1/30/91)	0.44%	1.98%	3.30%	3.39%

* *Please note that "Best Quarter" and "Worst Quarter" figures are applicable only to the time period covered by the bar chart.*

Government Portfolio


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q3 '00 1.46%
Worst Quarter*
Q3 '03 0.05%
5.35%
4.73%
4.89%
4.79%
4.35%
5.63%
3.28%
0.93%
0.33%
0.57%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Service Shares (Inception 7/1/90)	0.57%	2.12%	3.46%	3.67%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Federal Portfolio



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.46%
Worst Quarter*
Q1 '04 0.06%
5.41%
4.83%
4.98%
4.83%
4.39%
5.61%
3.48%
1.06%
0.39%
0.57%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Service Shares (Inception 5/15/93)	0.57%	2.20%	3.54%	3.49%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Tax-Exempt Diversified Portfolio


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 0.88%
Worst Quarter*
Q3 '03 0.04%
3.31%
2.84%
2.97%
2.76%
2.48%
3.33%
2.03%
0.71%
0.33%
0.42%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Service Shares (Inception 7/2/90)	0.42%	1.36%	2.11%	2.36%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Tax-Exempt California Portfolio



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q2 ’00 0.77%
Worst Quarter*
Q1 ’04 0.04%
2.43%
2.19%
2.76%
1.67%
0.60%
0.34%
0.39%
1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Service Shares (Inception 9/15/97)	0.39%	1.15%	1.53%

* *Please note that ‘‘Best Quarter’’ and ‘‘Worst Quarter’’ figures are applicable only to the time period covered by the bar chart.*

Tax-Exempt New York Portfolio


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 0.84%
Worst Quarter*
Q1 '04 0.04%
2.61%
2.35%
3.15%
1.81%
0.59%
0.32%
0.40%
1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Service Shares (Inception 9/15/97)	0.40%	1.25%	1.66%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Fund Fees and Expenses (Service Shares)

This table describes the fees and expenses that you would pay if you buy and hold ILA Service Shares of a Fund.

	Prime Obligations Portfolio	Money Market Portfolio	Treasury Obligations Portfolio
Shareholder Fees			
(fees paid directly from your investment):			
Maximum Sales Charge (Load) Imposed on Purchases	None	None	None
Maximum Deferred Sales Charge (Load)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses			
(expenses that are deducted from Fund assets):[1]			
Management Fees	0.35%	0.35%	0.35%
Other Expenses*	0.52%	0.47%	0.48%
Service Fees[2]	0.25%	0.25%	0.25%
Shareholder Administration Fees	0.15%	0.15%	0.15%
All Other Expenses[3]	0.12%	0.07%	0.08%
Total Fund Operating Expenses[4]*	0.87%	0.82%	0.83%

See page 28 for all other footnotes

* As a result of waivers and expense limitations, the ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Funds which are actually incurred are set forth below. The waivers and expense limitations may be modified or terminated at any time at the option of the Investment Adviser and, with respect to the expense limitations described in footnote 4, with the approval of the Trustees. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Prime Obligations Portfolio	Money Market Portfolio	Treasury Obligations Portfolio
Annual Fund Operating Expenses			
(expenses that are deducted from Fund assets):			
Management Fees	*0.35%*	*0.35%*	*0.35%*
Other Expenses	*0.48%*	*0.47%*	*0.48%*
Service Fees[2]	*0.25%*	*0.25%*	*0.25%*
Shareholder Administration Fees	*0.15%*	*0.15%*	*0.15%*
All Other Expenses[3]	*0.08%*	*0.07%*	*0.08%*
Total Fund Operating Expenses (after waivers and expense limitations)[4]	*0.83%*	*0.82%*	*0.83%*

Treasury Instruments Portfolio	Government Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
None	None	None	None	None	None
None	None	None	None	None	None
None	None	None	None	None	None
None	None	None	None	None	None
None	None	None	None	None	None
0.35%	0.35%	0.35%	0.35%	0.35%	0.35%
0.49%	0.61%	0.46%	0.46%	0.50%	0.51%
0.25%	0.25%	0.25%	0.25%	0.25%	0.25%
0.15%	0.15%	0.15%	0.15%	0.15%	0.15%
0.09%	0.21%	0.06%	0.06%	0.10%	0.11%
0.84%	0.96%	0.81%	0.81%	0.85%	0.86%

Treasury Instruments Portfolio	Government Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio[5]
0.35%	*0.35%*	*0.35%*	*0.35%*	*0.35%*	*0.35%*
0.48%	*0.48%*	*0.46%*	*0.46%*	*0.48%*	*0.48%*
0.25%	*0.25%*	*0.25%*	*0.25%*	*0.25%*	*0.25%*
0.15%	*0.15%*	*0.15%*	*0.15%*	*0.15%*	*0.15%*
0.08%	*0.08%*	*0.06%*	*0.06%*	*0.08%*	*0.08%*
0.83%	*0.83%*	*0.81%*	*0.81%*	*0.83%*	*0.83%*

Fund Fees and Expenses continued

[1] Except as noted in footnote 5 below, the Funds' annual operating expenses are based on actual expenses for the fiscal year ended December 31, 2004.

[2] Service Organizations may charge other fees directly to their customers who are the beneficial owners of Service Shares in connection with their customers' accounts. Such fees may affect the return such customers realize with respect to their investments.

[3] ''All Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of each Fund's Service Shares plus all other ordinary expenses not detailed above.

[4] The Investment Adviser has voluntarily agreed to reduce or limit ''Total Fund Operating Expenses'' of each Fund such that Total Fund Operating Expenses (excluding service fees, shareholder administration fees, taxes, interest, brokerage fees, litigation, indemnification, shareholder meeting and other extraordinary expenses) will not exceed 0.434% of each Fund's average daily net assets.

[5] The ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Tax-Exempt New York Portfolio (after any waivers and expense limitations) have been restated to reflect reductions in the fee waiver relating to the shareholder administration fee for the current year.

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Service Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Prime Obligations	$89	$278	$482	$1,073
Money Market	$84	$262	$455	$1,014
Treasury Obligations	$85	$265	$460	$1,025
Treasury Instruments	$86	$268	$466	$1,037
Government	$98	$306	$531	$1,178
Federal	$83	$259	$450	$1,002
Tax-Exempt Diversified	$83	$259	$450	$1,002
Tax-Exempt California	$87	$271	$471	$1,049
Tax-Exempt New York	$88	$274	$477	$1,061

Service Organizations that invest in Service Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your Service Organization for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investment.

Certain Service Organizations that invest in Service Shares may receive other compensation in connection with the sale and distribution of Service Shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Payments to Intermediaries'' in the Additional Statement.

Service Providers

INVESTMENT ADVISER

Goldman Sachs Asset Management, L.P. (''GSAM''), 32 Old Slip, New York, New York 10005, has been registered as an investment adviser with the SEC since 1990 and is an affiliate of Goldman Sachs. As of December 31, 2004, GSAM, along with other units of the Investment Management Division of Goldman Sachs, had assets under management of $451.3 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser also performs the following services for the Funds:

- Continually manages each Fund, including the purchase, retention and disposition of securities and other assets
- Administers each Fund's business affairs
- Performs various recordholder servicing functions (to the extent not provided by other organizations)

Pursuant to SEC orders, certain Funds may enter into principal transactions in certain money market instruments, including repurchase agreements, with Goldman Sachs.

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Portfolio's average daily net assets):

Fund	Contractual Rate	Actual Rate For the Fiscal Year Ended December 31, 2004
Prime Obligations	0.35%	0.35%
Money Market	0.35%	0.35%
Treasury Obligations	0.35%	0.35%
Treasury Instruments	0.35%	0.35%
Government	0.35%	0.35%
Federal	0.35%	0.35%
Tax-Exempt Diversified	0.35%	0.35%
Tax-Exempt California	0.35%	0.35%
Tax-Exempt New York	0.35%	0.35%

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, P.O. Box 06050, Chicago, Illinois 60606-6306, also serves as each Fund's transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs is a full service investment banking, broker dealer, asset management and financial services organization and a major participant in global financial markets. As such, it acts as an investor, investment banker, research provider, investment manager, financer, advisor, market maker, trader, prime broker, lender, agent and principal, and has other direct and indirect interests, in the global fixed income, currency, commodity, equity and other markets in which the Funds directly and indirectly invest. Thus, it is likely that the Funds will have multiple business relationships with and will invest in, engage in transactions with, make voting decisions with respect to, or obtain services from entities for which Goldman Sachs performs or seeks to perform investment banking or other services. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs, its affiliates, and other accounts managed by Goldman Sachs and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. Furthermore, transactions undertaken by Goldman Sachs, its affiliates or Goldman Sachs advised clients may adversely impact the Funds. Transactions by one or more Goldman Sachs advised clients or the Investment Adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Funds. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a global financial services firm, Goldman Sachs also provides a wide range of investment banking and financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it may create markets or specialize in, have positions in and affect transactions in, securities of issuers held by the Funds, and may also perform or seek to perform investment banking and

financial services for those issuers. Goldman Sachs and its affiliates may have business relationships with and purchase or distribute or sell services or products from or to distributors, consultants or others who recommend the Funds or who engage in transactions with or for the Funds. For more information about conflicts of interest, see the Additional Statement.

Under a securities lending program approved by the Funds' Board of Trustees, the Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Fund to the extent that the Funds engage in the securities lending program. For these services, the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Funds' investment of the cash received as collateral for the loaned securities. In addition, the Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Funds' portfolio investment transactions.

LEGAL PROCEEDINGS

On April 2, 2004, Lois Burke, a plaintiff identifying herself as a shareholder of the Goldman Sachs Internet Tollkeeper Fund, filed a purported class and derivative action lawsuit in the United States District Court for the Southern District of New York against The Goldman Sachs Group, Inc. (''GSG''), Goldman Sachs Asset Management, L.P. (''GSAM''), the Trustees and Officers of the Goldman Sachs Trust (the ''Trust''), and John Doe Defendants. In addition, certain investment portfolios of the Trust were named as nominal defendants. On April 19 and May 6, 2004, additional class and derivative action lawsuits containing substantially similar allegations and requests for redress were filed in the United States District Court for the Southern District of New York. On June 29, 2004, the three complaints were consolidated into one action, *In re Goldman Sachs Mutual Funds Fee Litigation*, and on November 17, 2004, the plaintiffs filed a consolidated amended complaint against GSG, GSAM, Goldman Sachs Asset Management International (''GSAMI''), Goldman, Sachs & Co., the Trustees and Officers of the Trust and John Doe Defendants (collectively, the ''Defendants'') in the United States District Court for the Southern District of New York. Certain investment portfolios of the Trust and Goldman Sachs Variable Insurance Trust (collectively, the ''Goldman Sachs Funds'') were also named as nominal defendants in the amended complaint.

The consolidated amended complaint, which is brought on behalf of all persons or entities who held shares in the Goldman Sachs Funds between April 2, 1999 and January 9, 2004, inclusive (the ''Class Period''), asserts claims involving (i) violations of the Act, the Investment Advisers Act of 1940, and New York General Business Law; (ii) common law breach of fiduciary duty; (iii) aiding and abetting breach of fiduciary duty; and (iv) unjust enrichment. The complaint alleges, among other things, that during the Class Period, the Defendants made improper and excessive brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds and omitted statements of fact in registration statements and reports filed pursuant to the Act which were necessary to prevent such registration statements and reports from being materially false and misleading. In addition, the complaint alleges that the Goldman Sachs Funds paid excessive and improper investment advisory fees to GSAM and GSAMI. The complaint also alleges that GSAM and GSAMI used Rule 12b-1 fees for improper purposes and made improper use of soft dollars. The complaint further alleges that the Trust's Officers and Trustees breached their fiduciary duties in connection with the foregoing. The plaintiffs in the cases are seeking compensatory damages; punitive damages; rescission of GSAM's and GSAMI's investment advisory agreement and return of fees paid; an accounting of all Goldman Sachs Funds-related fees, commissions and soft dollar payments; restitution of all unlawfully or discriminatorily obtained fees and charges; and reasonable costs and expenses, including counsel fees and expert fees.

Based on currently available information, GSAM and GSAMI believe that the likelihood that the pending purported class and derivative action lawsuit will have a material adverse financial impact on the Goldman Sachs Funds is remote, and the pending action is not likely to materially affect their ability to provide investment management services to their clients, including the Goldman Sachs Funds.

Dividends

All or substantially all of each Fund's net investment income will be declared as a dividend daily. Dividends will normally, but not always, be declared as of 4:00 p.m. New York time as a dividend and distributed monthly. You may choose to have dividends paid in:

- Cash
- Additional shares of the same class of the same Fund

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time. If you do not indicate any choice, dividends and distributions will be reinvested automatically in the applicable Fund.

Dividends will be reinvested as of the last calendar day of each month. Cash distributions normally will be paid on or about the first business day of each month. Net short-term capital gains, if any, will be distributed in accordance with federal income tax requirements and may be reflected in a Fund's daily distributions.

Each Fund may distribute at least annually other realized capital gains, if any, after reduction by available capital losses. In order to avoid excessive fluctuations in the amount of monthly capital gains distributions, a portion of any net capital gains realized on the disposition of securities during the months of November and December may be distributed during the subsequent calendar year. The realized gains and losses are not expected to be of an amount which would affect the Fund's NAV of $1.00 per share.

The income declared as a dividend for the Treasury Obligations Portfolio is based on estimates of net investment income for the Fund. Actual income may differ from estimates, and differences, if any, will be included in the calculation of subsequent dividends.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' Service Shares.

HOW TO BUY SHARES

Generally, Service Shares may be purchased only through institutions that have agreed to provide shareholder administration and personal and account maintenance services to their customers who are the beneficial owners of Service Shares. These institutions are called ''Service Organizations.'' Customers of a Service Organization will normally give their purchase instructions to the Service Organization, and the Service Organization will, in turn, place purchase orders with Goldman Sachs. Service Organizations will set times by which purchase orders and payments must be received by them from their customers. Generally, Service Shares may be purchased from the Funds on any business day at their NAV next determined after receipt of an order by Goldman Sachs from a Service Organization. Shares begin earning dividends after the Fund's receipt of the purchase amount in federal funds. No sales load is charged.

Service Organizations are responsible for transmitting purchase orders and payments to Goldman Sachs in a timely fashion. Service Organizations should place a purchase order in writing or by telephone.

By Writing:	Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Before or immediately after placing an initial purchase order, a Service Organization should complete and send to Goldman Sachs the Account Application.

Service Organizations may send their payments as follows:

- Wire federal funds to The Northern Trust Company (''Northern''), as sub-custodian for State Street Bank and Trust Company (''State Street'') (each Fund's custodian); ***or***
- Send a check or Federal Reserve draft payable to Goldman Sachs Funds—(Name of Fund and Class of Shares), P.O. Box 06050, Chicago, IL 60606-6306. The Funds will not accept checks drawn on foreign banks, third-party checks,

cashier's checks or official checks, temporary checks, electronic checks, drawer checks, cash, money orders, travelers' cheques or credit card checks.

It is strongly recommended that payment be effected by wiring federal funds to Northern.

It is expected that Federal Reserve drafts will ordinarily be converted to federal funds on the day of receipt and that checks will be converted to federal funds within two business days after receipt.

When Do Shares Begin Earning Dividends?

Dividends begin to accrue as follows:

If an effective order and federal funds are received:	Dividends begin:
Treasury Obligations Portfolio:	
■ By 4:00 p.m. New York time	Same business day
■ After 4:00 p.m. New York time	Next business day
Prime Obligations, Money Market, Government, Treasury Instruments and Federal Portfolios:	
■ By 3:00 p.m. New York time	Same business day
■ After 3:00 p.m. New York time	Next business day
Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios:	
■ By 1:00 p.m. New York time	Same business day
■ After 1:00 p.m. New York time	Next business day

What Do I Need To Know About Service Organizations?

Service Organizations may provide the following services in connection with their customers' investments in Service Shares:

- Personal and account maintenance services; and
- Shareholder administration services.

Personal and account maintenance services include:

- Providing facilities to answer inquiries and responding to correspondence with the Service Organization's customers
- Acting as liaison between the Service Organization's customers and the Trust
- Assisting customers in completing application forms, selecting dividend and other options, and similar services

Shareholder administration services include:

- Acting, directly or through an agent, as the sole shareholder of record
- Maintaining account records for customers

- Processing orders to purchase, redeem and exchange shares for customers
- Processing confirmation statements and payments for customers
- Facilitating the inclusion of the Funds in customer accounts, products and services

Some (but not all) Service Organizations are authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized Service Organization or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.
- Service Organizations or intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your Service Organization directly to learn whether it is authorized to accept orders for the Trust.

Pursuant to a service plan and a separate shareholder administration plan adopted by the Trust's Board of Trustees, Service Organizations are entitled to receive payments for their services from the Trust. These payments are equal to 0.25% (annualized) for personal and account maintenance services plus an additional 0.15% (annualized) for shareholder administration services of the average daily net assets of the Service Shares of the Funds that are attributable to or held in the name of a Service Organization for its customers. In addition, GSAM, at its own expense, may pay a Service Organization up to 0.10% of the average daily net assets of the Service Shares of the Fund, which are attributable to or held in the name of the Service Organization for its customers. The compensation paid by GSAM does not represent an additional expense to a Fund or its shareholders, since it will be paid from the assets of GSAM.

The Investment Adviser, Distributor and/or their affiliates may also make additional payments to Service Organizations, and other financial intermediaries (''Intermediaries'') from time to time to promote the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. These payments are made out of the Investment Adviser's, Distributor's and/or their affiliates' own assets, and are not an additional charge to the Funds. The payments are in addition to the fees described in this Prospectus. Such payments are intended to compensate Intermediaries for, among other things: marketing shares of the Funds and other Goldman Sachs Funds, which may consist of payments relating to Funds included on preferred or recommended fund lists or in certain sales programs from time to time sponsored by the Intermediaries; access to the Intermediaries' registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; and/or other specified services intended to assist in the distribution and marketing of the Funds and other Goldman Sachs Funds. The payments may also, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote the sale of shares, as well as sponsor various educational programs, sales contests and/or promotions. The additional payments by the Investment Adviser, Distributor and/or their affiliates may also compensate Intermediaries for subaccounting, administrative and/or shareholder processing services that are in addition to the fees paid for these services by the Funds. The amount of these additional payments is normally not expected to exceed 0.50% (annualized) of the amount sold or invested through the Intermediaries. Please refer to the ''Payments to Intermediaries'' section of the Additional Statement for more information about these payments.

The payments made by the Investment Adviser, Distributor and/or their affiliates may be different for different Intermediaries. The presence of these payments and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered representative or salesperson to highlight, feature or recommend Funds based, at least in part, on the level of compensation paid. You should contact your Service Organization or other Intermediary for more information about the payments it receives and any potential conflicts of interest.

In addition to Service Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services than Service Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

The Funds do not have any minimum purchase or account requirements with respect to Service Shares. A Service Organization may, however, impose a minimum amount for initial and subsequent investments in Service Shares, and may establish other requirements such as a minimum account balance. A Service Organization may redeem Service Shares held by non-complying accounts, and may impose a charge for any special services.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Modify or waive the minimum investment and minimum account balance requirement.
- Reject any purchase order for any reason.

The Board of Trustees of the Trust has not adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares in light of the nature and high quality of the Funds' investments. Each Fund reserves the right, however, to refuse a purchase or exchange order if management of the Trust believes that the transaction may not be in the best interests of the Fund. The Trust and Goldman Sachs will not be liable for any loss resulting from rejected purchase or exchange orders. In addition, restrictions on frequent transactions may apply with respect to other investment portfolios of the Trust.

Generally, the Funds will not allow non-U.S. citizens and certain U.S. citizens residing outside the United States to open an account directly with the Funds.

The Funds may allow Service Organizations to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

Customer Identification Program. Federal law requires the Funds to obtain, verify and record identifying information, which may include the name, residential or business street address, date of birth (for an individual), Social Security Number or taxpayer identification number or other identifying information, for each investor who opens an account with the Funds. Applications without the required information, or (where applicable) without an indication that a Social Security Number or taxpayer identification number has been applied for, may not be accepted by the Funds. After accepting an application, to the extent permitted by applicable law or their customer identification program, the Funds reserve the right to (i) place limits on transactions in any account until the identity of the investor is verified; (ii) refuse an investment in the Funds; or (iii) involuntarily redeem an investor's shares and close an account in the event that the Funds are unable to verify an investor's identity. The Funds and their agents will not be responsible for any loss in an investor's account resulting from the investor's delay in providing all required identifying information or from closing an account and redeeming an investor's shares pursuant to the customer identification program.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Service Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$\text{NAV} = \frac{(\text{Value of Assets of the Class}) - (\text{Liabilities of the Class})}{\text{Number of Outstanding Shares of the Class}}$$

- NAV per share of each class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time or such later time as the New York Stock Exchange or NASDAQ market may officially close). Fund shares will be priced on any day the New York Stock Exchange is open, except for days on which Chicago, Boston or New York banks are closed for local holidays.
- On any business day when the Bond Market Association (''BMA'') recommends that the securities markets close early, each Fund reserves the right to close at or prior to the BMA recommended closing time. If a Fund does so, it will cease granting same business day credit for purchase and redemption orders received after the Fund's closing time and credit will be given to the next business day.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open one or more Funds for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

To help each Fund maintain its $1.00 constant share price, portfolio securities are valued at amortized cost in accordance with SEC regulations. Amortized cost will normally approximate market value. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

How Can I Sell Service Shares Of The Funds?

Generally, Service Shares may be sold (redeemed) only through Service Organizations. Customers of a Service Organization will normally give their redemption instructions to the Service Organization, and the Service Organization will, in turn, place redemption orders with the Funds. **Generally, each Fund will redeem Service Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** Redemption proceeds may be sent to shareholders by check or by wire (if the wire instructions are on record).

A Service Organization may request redemptions in writing or by telephone if the optional telephone redemption privilege is elected on the Account Application.

By Writing:	Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you elected the telephone redemption privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Certain Service Organizations are authorized to accept redemption requests on behalf of the Funds as described under ''What Do I Need To Know About Service Organizations?'' A redemption may also be made with respect to certain Funds by means of the check redemption privilege.

When Do I Need A Medallion Signature Guarantee To Redeem Shares?

A signature guarantee may be required if:

- You would like the redemption proceeds sent to an address that is not your address of record; or
- You would like to change your current bank designation.

Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.

A signature must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee. Additional documentation may be required for executors, trustees or corporations or when deemed appropriate by the Transfer Agent.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor, and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

When Will Redemption Proceeds Be Wired?

Redemption proceeds will normally be wired to the domestic bank account designated on a Service Organization's Account Application as follows:

Redemption Request Received	Redemption Proceeds	Dividends
Treasury Obligations Portfolio:		
■ By 4:00 p.m. New York time	**Wired same business day**	Not earned on day request is received
■ After 4:00 p.m. New York time	**Wired next business day**	Earned on day request is received
Prime Obligations, Money Market, Government, Treasury Instruments and Federal Portfolios:		
■ By 3:00 p.m. New York time	**Wired same business day**	Not earned on day request is received
■ After 3:00 p.m. New York time	**Wired next business day**	Earned on day request is received
Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios:		
■ By 12:00 p.m. New York time	**Wired same business day**	Not earned on day request is received
■ After 12:00 p.m. New York time	**Wired next business day**	Earned on day request is received

- Although redemption proceeds will normally be wired as described above, each Fund reserves the right to pay redemption proceeds three business days following receipt of a properly executed wire transfer request. Redemption requests or payments may be postponed or suspended as permitted pursuant to Section 22(e) of the Act. Generally, under that section, redemption requests or payments may be postponed or suspended if (i) the New York Stock Exchange is closed for trading or trading is restricted; (ii) an emergency exists which makes the disposal of securities owned by a Fund or the fair determination of the value of the Fund's net assets not reasonably practicable; or (iii) the SEC by order permits the suspension of the right of redemption. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.
- Neither the Trust nor Goldman Sachs assumes any responsibility for the performance of intermediaries or your Service Organization in the transfer process. If a problem with such performance arises, you should deal directly with such intermediaries or Service Organizations.

What Should I Know About The Check Redemption Privilege?

A Service Organization may elect to have a special account with State Street for the purpose of redeeming Service Shares from its account by check. The following general policies govern the check redemption privilege:

- The Service Organization will be provided with a supply of checks when State Street receives a completed signature card and authorization form. Checks drawn on the account may be payable to the order of any person in any amount over $500, but cannot be certified.
- The payee of the check may cash or deposit it just like any other check drawn on a bank.
- When the check is presented to State Street for payment, a sufficient number of full or fractional Service Shares will be redeemed to cover the amount of the check.
- Canceled checks will be returned to the Service Organization by State Street.
- The check redemption privilege allows a Service Organization to receive the dividends declared on the Service Shares that are to be redeemed until the check is actually processed. Because of this feature, accounts may not be completely liquidated by check.
- If the amount of the check is greater than the value of the Service Shares held in the Service Organization's account, the check will be returned unpaid. In this case, the Service Organization may be subject to extra charges.
- The Trust reserves the right to limit the availability of, modify or terminate the check redemption privilege at any time with respect to any or all Service Organizations.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Service Organizations and other institutions (including banks, trust companies, brokers, and investment advisers) (''Institutions'') are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, Service Organizations may set times by which they must receive redemption requests. Service Organizations and Institutions may also require additional documentation from you.

The Trust reserves the right to:

- Redeem the Service Shares of any Service Organization whose account balance falls below the minimum as a result of a redemption. The Fund will give 60 days' prior written notice to allow a Service Organization to purchase sufficient additional shares of the Fund in order to avoid such redemption. Different rules may apply to investors who have established brokerage accounts with Goldman Sachs in accordance with the terms and conditions of their account agreements.

- Redeem the shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to the Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at the NAV on the day of reinvestment in additional Service Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

A Service Organization may exchange Service Shares of a Fund at NAV for shares of the corresponding class of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ The recordholder name(s) and signature(s) ■ The account number ■ The Fund names and Class of Shares ■ The dollar amount to be exchanged ■ Mail the request to: Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund or the entire balance of the original Fund account should be exchanged, except that this requirement may be waived at the discretion of the Trust.

- Telephone exchanges normally will be made only to an identically registered account.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

What Types Of Reports Will I Be Sent Regarding Investments In Service Shares?

You will receive an annual report containing audited financial statements and a semi-annual report. To eliminate unnecessary duplication , only one copy of such reports will be sent to shareholders with the same mailing address. If you would like a duplicate copy to be mailed to you, please contact Goldman Sachs Funds at 1-800-621-2550. The Funds do not generally provide sub-accounting services.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions.

Taxes on Distributions: Each Fund contemplates declaring as dividends each year all or substantially all of its net investment income. Fund distributions of investment income are generally taxable as ordinary income for federal tax purposes, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. To the extent that Fund distributions are attributable to interest on certain federal obligations or interest on obligations of your state of residence or its municipalities or authorities, they will in most cases be exempt from state and local income taxes. Distributions from the Tax-Exempt Funds that are designated as ''exempt interest dividends'' are generally not subject to federal income tax. Distributions of short-term capital gains are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. The Funds will inform shareholders of the character and tax status of all distributions promptly after the close of each calendar year.

You should note that a portion of the exempt-interest dividends paid by the Tax-Exempt Funds may be a preference item when determining your federal alternative minimum tax liability. Exempt-interest dividends are also taken into account in determining the taxable portion of social security or railroad retirement benefits. Any interest on indebtedness incurred by you to purchase or carry shares in the Tax-Exempt Funds generally will not be deductible for federal income tax purposes.

Other Information: When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold 28% of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so.

Distributions made by the Funds to non-U.S. investors between January 1, 2005 and December 31, 2007 will generally not be subject to U.S. withholding tax. In addition, Fund shares held by non-U.S. decedents will generally not be subject to U.S. estate tax for deaths occurring after December 31, 2004 and before January 1, 2008.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental policies and investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs. A Fund may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objective and policies.

U.S. Treasury Obligations and U.S. Government Securities. U.S. Treasury Obligations include securities issued or guaranteed by the U.S. Treasury (''U.S. Treasury Obligations''). Payment of principal and interest on these obligations is backed by the full faith and credit of the U.S. government. U.S. Treasury Obligations include, among other things, the separately traded principal and interest components of securities guaranteed or issued by the U.S. Treasury if such components are traded independently under the Separate Trading of Registered Interest and Principal of Securities program (''STRIPS'').

U.S. Government Securities are obligations issued or guaranteed by U.S. government agencies, authorities, instrumentalities or sponsored enterprises (''U.S. Government Securities''). Unlike U.S. Treasury Obligations, U.S. Government Securities can be supported by either (a) the full faith and credit of the U.S. Treasury (such as the Government National Mortgage Association (''Ginnie Mae'')); (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer.

U.S. Government Securities are deemed to include (a) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government, its agencies, authorities or instrumentalities; and (b) participations in loans made to foreign governments or their agencies that are so guaranteed. Certain of these participations may be regarded as illiquid. U.S. Government Securities also include zero coupon bonds.

Some Funds invest in U.S. Treasury Obligations and certain U.S. Government Securities the interest from which is generally exempt from state income taxation. Securities generally eligible for this exemption include those issued by the U.S. Treasury and certain agencies, authorities or instrumentalities of the U.S. government, including the Federal Home Loan Banks, Federal Farm Credit Banks and Tennessee Valley Authority.

U.S. Government Securities have historically involved little risk of loss of principal if held to maturity. However, no assurance can be given that the U.S. government will provide financial support to U.S. government agencies, authorities, instrumentalities or sponsored enterprises if it is not obligated to do so by law.

Bank Obligations. Bank obligations include certificates of deposit, commercial paper, unsecured bank promissory notes, bankers' acceptances, time deposits and other debt obligations. Certain Funds may invest in obligations issued or backed by U.S. banks when a bank has more than $1 billion in total assets at the time of purchase or is a branch or subsidiary of such a bank. In addition, certain Funds may invest in U.S. dollar-denominated obligations issued or guaranteed by foreign banks that have more than $1 billion in total assets at the time of purchase, U.S. branches of such foreign banks (Yankee obligations), foreign branches of such foreign banks and foreign branches of U.S. banks having more than $1 billion in total assets at the time of purchase. Bank obligations may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligation or by government regulation.

If a Fund invests more than 25% of its total assets in bank obligations (whether foreign or domestic), it may be especially affected by favorable and adverse developments in or related to the banking industry. The activities of U.S. and most foreign banks are subject to comprehensive regulations which, in the case of U.S. regulations, have undergone substantial changes in the past decade. The enactment of new legislation or regulations, as well as changes in interpretation and enforcement of current laws, may affect the manner of operations and profitability of domestic and foreign banks. Significant developments in the U.S. banking industry have included increased competition from other types of financial institutions, increased acquisition activity and geographic expansion. Banks may be particularly susceptible to certain economic factors, such as interest rate changes and adverse developments in the real estate markets. Fiscal and monetary policy and general economic cycles can affect the availability and cost of funds, loan demand and asset quality and thereby impact the earnings and financial conditions of banks.

Commercial Paper. A Fund may invest in commercial paper, including variable amount master demand notes and asset-backed commercial paper. Commercial paper normally represents short-term unsecured promissory notes issued in bearer form by banks or bank holding companies, corporations, finance companies and other issuers. The commercial paper purchased by a Fund consists of direct U.S. dollar-

denominated obligations of domestic or, in the case of certain Funds, foreign issuers. Asset-backed commercial paper is issued by a special purpose entity that is organized to issue the commercial paper and to purchase trade receivables or other financial assets. The credit quality of asset-backed commercial paper depends primarily on the quality of these assets and the level of any additional credit support.

Short-Term Obligations. A Fund may invest in other short-term obligations, including short-term funding agreements payable in U.S. dollars and issued or guaranteed by U.S. corporations, foreign corporations or other entities. A funding agreement is a contract between an issuer and a purchaser that obligates the issuer to pay a guaranteed rate of interest on a principal sum deposited by the purchaser. Funding agreements will also guarantee a stream of payments over time. A funding agreement has a fixed maturity date and may have either a fixed or variable interest rate that is based on an index and guaranteed for a set time period. Because there is normally no secondary market for these investments, funding agreements purchased by a Fund may be regarded as illiquid.

Repurchase Agreements. Certain Funds may enter into repurchase agreements with securities dealers and banks. Repurchase agreements are similar to collateralized loans, but are structured as a purchase of securities by a Fund, subject to the seller's agreement to repurchase the securities at a mutually agreed upon date and price. The difference between the original purchase price and the repurchase price is normally based on prevailing short-term interest rates. Under a repurchase agreement, the seller is required to furnish collateral at least equal in value or market price to the amount of the seller's repurchase obligation.

If the seller under a repurchase agreement defaults, a Fund could suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's cost associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy or insolvency proceedings concerning the seller, a Fund could suffer additional losses if the collateral held by the Fund is subject to a court ‘‘stay’’ that prevents the Fund from promptly selling the collateral. If this occurs, the Fund will bear the risk that the value of the collateral will decline below the repurchase price. Furthermore, a Fund could experience a loss if a court determines that the Fund's interest in the collateral is not enforceable.

In evaluating whether to enter into a repurchase agreement, the Investment Adviser will carefully consider the creditworthiness of the seller. Distributions of the income from repurchase agreements will be taxable to a Fund's shareholders. In addition, certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Asset-Backed and Receivables-Backed Securities. Certain Funds may invest in asset-backed and receivables-backed securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, mortgages, installment contracts and personal property. Asset-backed and receivables-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed and receivables-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. In addition, securities that are backed by credit card, automobile and similar types of receivables generally do not have the benefit of a security interest in collateral that is comparable in quality to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligation, there is the possibility that, in some cases, a Fund will be unable to possess and sell the underlying collateral and that a Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Foreign Government Obligations and Related Foreign Risks. Certain Funds may invest in foreign government obligations. Foreign government obligations that the Funds invest in are U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government or other entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of NRSROs.

Investments by a Fund in foreign securities, whether issued by a foreign government, bank, corporation or other issuer, may present a greater degree of risk than investments in securities of domestic issuers because of less publicly-available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities, and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks. The legal remedies for investors may be more limited than the remedies available in the United States. In addition, changes in the exchange rate of a foreign currency relative to the U.S. dollar (e.g., weakening of the currency against the U.S. dollar) may adversely affect the ability of a foreign issuer to pay interest and repay principal on an obligation.

Municipal Obligations. Certain Funds may invest in municipal obligations. Municipal obligations are issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia. Municipal obligations in which a Fund may invest include fixed rate notes and similar debt instruments; variable and floating rate demand instruments; tax-exempt commercial paper; municipal bonds; and unrated notes, paper, bonds or other instruments.

Municipal Notes and Bonds. Municipal notes include tax anticipation notes (''TANs''), revenue anticipation notes (''RANs''), bond anticipation notes (''BANs''), tax and revenue anticipation notes (''TRANs'') and construction loan notes. Municipal bonds include general obligation bonds and revenue bonds. General obligation bonds are backed by the taxing power of the issuing municipality and are considered the safest type of municipal obligation. Revenue bonds are backed by the revenues of a project or facility such as the tolls from a toll bridge. Revenue bonds also include lease rental revenue bonds which are issued by a state or local authority for capital projects and are secured by annual lease payments from the state or locality sufficient to cover debt service on the authority's obligations. Industrial development bonds (''private activity bonds'') are a specific type of revenue bond backed by the credit and security of a private user and, therefore, have more potential risk. Municipal bonds may be issued in a variety of forms, including commercial paper, tender option bonds and variable and floating rate securities.

Tender Option Bonds. A tender option bond is a municipal obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term, tax-exempt rates. The bond is typically issued in conjunction with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which the institution grants the security holder the option, at periodic intervals, to tender its securities to the institution. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the bond's fixed coupon rate and the rate, as determined by a remarketing or similar agent, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. An institution will normally not be obligated to accept tendered bonds in the event of certain defaults or a significant downgrading in the credit rating assigned to the issuer of the bond. The tender option will be taken into account in determining the maturity of the tender option bonds and a Fund's average portfolio maturity. There is a risk that a Fund will not be considered the owner of a tender option bond for federal income tax purposes, and thus will not be entitled to treat such interest as exempt from federal income tax. Certain tender

option bonds may be illiquid or may become illiquid as a result of a credit rating downgrade, a payment default or a disqualification from tax-exempt status.

Revenue Anticipation Warrants. Revenue Anticipation Warrants (''RAWs'') are issued in anticipation of the issuer's receipt of revenues and present the risk that such revenues will be insufficient to satisfy the issuer's payment obligations. The entire amount of principal and interest on RAWs is due at maturity. RAWs, including those with a maturity of more than 397 days, may also be repackaged as instruments which include a demand feature that permits the holder to sell the RAWs to a bank or other financial institution at a purchase price equal to par plus accrued interest on each interest rate reset date.

Industrial Development Bonds. Certain Funds may invest in industrial development bonds (private activity bonds). Industrial development bonds are a specific type of revenue bond backed by the credit and security of a private user, the interest from which would be an item of tax preference when distributed by a Fund as ''exempt-interest dividends'' to shareholders under the AMT.

Other Municipal Obligation Policies. Certain Funds may invest 25% or more of the value of their respective total assets in municipal obligations which are related in such a way that an economic, business or political development or change affecting one municipal obligation would also affect the other municipal obligation. For example, a Fund may invest all of its assets in (a) municipal obligations the interest of which is paid solely from revenues from similar projects such as hospitals, electric utility systems, multi-family housing, nursing homes, commercial facilities (including hotels), steel companies or life care facilities; (b) municipal obligations whose issuers are in the same state; or (c) industrial development obligations. Concentration of a Fund's investments in these municipal obligations will subject the Fund, to a greater extent than if such investment was not so concentrated, to the risks of adverse economic, business or political developments affecting the particular state, industry or other area of concentration.

Municipal obligations may also include municipal leases, certificates of participation and ''moral obligation'' bonds. A municipal lease is an obligation issued by a state or local government to acquire equipment or facilities. Certificates of participation represent interests in municipal leases or other instruments, such as installment contracts. Moral obligation bonds are supported by the moral commitment but not the legal obligation of a state or municipality. Municipal leases, certificates of participation and moral obligation bonds present the risk that the state or municipality involved will not appropriate the monies to meet scheduled payments under these instruments.

Municipal obligations may be backed by letters of credit or other forms of credit enhancement issued by domestic banks or foreign banks which have a branch, agency or subsidiary in the United States or by other financial institutions such as insurance companies which may issue insurance policies with respect to municipal

obligations. The credit quality of these banks, insurance companies and other financial institutions could, therefore, cause a loss to a Fund that invests in municipal obligations. Letters of credit and other obligations of foreign banks and financial institutions may involve risks in addition to those of domestic obligations because of less publicly available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks.

In order to enhance the liquidity, stability or quality of a municipal obligation, a Fund may acquire the right to sell the obligation to another party at a guaranteed price and date.

Custodial Receipts. Certain Funds may invest in custodial receipts representing interests in U.S. Government Securities, municipal obligations or other debt instruments held by a custodian or trustee. Custodial receipts evidence ownership of future interest payments, principal payments or both on notes or bonds issued or guaranteed as to principal or interest by the U.S. government, its agencies, instrumentalities, political subdivisions or authorities, or by a state or local governmental body or authority, or by other types of issuers. For certain securities law purposes, custodial receipts are not considered obligations of the underlying issuers. In addition, if for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account.

Other Investment Companies. A Fund may invest in securities of other investment companies subject to statutory limitations prescribed by the Act. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Such other investment companies will have investment objectives, policies and restrictions substantially similar to those of the acquiring Fund and will be subject to substantially the same risks. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money

market funds for which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Floating and Variable Rate Obligations. The Funds may purchase floating and variable rate obligations. The value of these obligations is generally more stable than that of a fixed rate obligation in response to changes in interest rate levels. Subject to the conditions for using amortized cost valuation under the Act, a Fund may consider the maturity of a variable or floating rate obligation to be shorter than its ultimate stated maturity if the obligation is a U.S. Treasury Obligation or U.S. Government Security, if the obligation has a remaining maturity of 397 calendar days or less, or if the obligation has a demand feature that permits the Fund to receive payment at any time or at specified intervals not exceeding 397 calendar days. The issuers or financial intermediaries providing demand features may support their ability to purchase the obligations by obtaining credit with liquidity supports. These may include lines of credit, which are conditional commitments to lend, and letters of credit, which will ordinarily be irrevocable, both of which may be issued by domestic banks or foreign banks. A Fund may purchase variable or floating rate obligations from the issuers or may purchase certificates of participation, a type of floating or variable rate obligation, which are interests in a pool of debt obligations held by a bank or other financial institution.

When-Issued Securities and Forward Commitments. The Funds may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price and yield to a Fund at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Illiquid Securities. Each Fund may invest up to 10% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain municipal leases and participation interests
- Certain stripped mortgage-backed securities

- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933.

Investing in restricted securities may decrease the liquidity of a Fund's portfolio.

Borrowings. Each Fund may borrow up to 33⅓% of its total assets from banks for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its net assets. For more information, see the Additional Statement.

Downgraded Securities. After its purchase, a portfolio security may be assigned a lower rating or cease to be rated. If this occurs, a Fund may continue to hold the security if the Investment Adviser believes it is in the best interest of the Fund and its shareholders.

Special Risks and Policies Applicable to the Tax-Exempt Funds:

Fundamental Policies. As a matter of fundamental policy, at least 80% of the net assets of the Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios will ordinarily be invested in municipal obligations, the interest from which is, in the opinion of bond counsel, if any, excluded from gross income for federal income tax purposes. In addition, as a matter of fundamental policy, at least 80% of the Tax-Exempt California and Tax-Exempt New York Portfolios' net assets will be invested in California and New York municipal obligations, respectively, except in extraordinary circumstances.

For these purposes, California and New York municipal obligations are obligations issued by or on behalf of the State of California or the State of New York, respectively, and their respective political subdivisions, agencies and instrumentalities and the government of Puerto Rico, the U.S. Virgin Islands and Guam, the interest from which is excluded from gross income for federal income tax purposes and is exempt from California State personal income tax or New York State and New York City personal income tax. Each Tax-Exempt Fund may temporarily invest in taxable money market instruments or, in the case of the Tax-Exempt California and New York Portfolios, in municipal obligations that are not California or New York municipal obligations, respectively, when acceptable California and New York municipal obligations are not available or when the Investment Adviser believes that the market conditions dictate a defensive posture. Investments in taxable money market instruments will be limited to those meeting the quality standards of each Tax-Exempt Fund. The Tax-Exempt California and Tax-Exempt New York Portfolios' distributions of interest from municipal obligations other than California and New York municipal obligations, respectively, may be subject to

California and New York State and New York City personal income taxes. In addition, dividends paid by the Portfolios may be subject to state corporate franchise and corporate income taxes, if applicable.

Risks of Investing in California and New York: The Tax-Exempt California and Tax-Exempt New York Portfolios concentrate their investments in California and New York municipal obligations. Consequently, these Funds are more susceptible to factors adversely affecting issuers of California and New York municipal obligations, and may be riskier than comparable municipal bond funds and money market funds that do not emphasize these issuers to this degree.

The Tax-Exempt California Portfolio's investments can be affected by political and economic developments within the State of California (''California''), and by the financial condition of California's public authorities and political subdivisions. As of early 2005, California's economy was recovering from a recession, with moderate growth predicted to mirror the national economy. The early 2000's recession and stock market drop created State budget gaps as high as $38 billion, and a large budget deficit. Part of this deficit has been funded with the issuance to date of $11 billion of a total of $15 billion of sales-tax backed general obligation bonds approved by the voters in March 2004. However, the State still faces a multi-billion dollar structural budget gap which must be addressed for the upcoming 2005-06 fiscal year and future years. California voters in the past have approved amendments to the California Constitution and other measures that limit the taxing and spending authority of California government entities, and future initiatives could result in adverse consequences affecting California municipal obligations. In part as a result of such initiatives, both the state and local governments in California face fiscal difficulties in varying degrees.

These factors, among others (including the outcome of related pending litigation), could reduce the credit standing of certain issuers of California municipal obligations. A more detailed discussion of the risks of investing in California is included in the Additional Statement.

The Tax-Exempt New York Portfolio's investments will be affected by political and economic developments within the State of New York (the ''State''), and by the financial conditions of the State, its public authorities and political subdivisions, particularly the City of New York (the ''City''). Certain substantial issuers of New York municipal obligations (including issuers whose obligations may be acquired by the Fund) have, at times, experienced serious financial difficulties. The default or credit rating downgrade of one of these issuers could affect the market values and marketability of all New York municipal obligations and hurt the Portfolio's investment performance. However, strong demand for New York municipal obligations has also at times had the effect of permitting New York municipal

obligations to be issued with yields relatively lower, and after issuance, to trade in the market at prices relatively higher, than comparably rated municipal obligations issued by other jurisdictions. A recurrence of the financial difficulties previously experienced by certain issuers of New York municipal obligations could result in defaults or declines in the market values of those issuers' existing obligations and, possibly, in the obligations of other issuers of New York municipal obligations. Although as of the date of this Prospectus, no issuers were in default with respect to the payment of their New York municipal obligations, the occurrence of any such default could materially affect adversely the market values and marketability of all New York municipal obligations and, consequently, the value of the Fund's holdings. A more detailed discussion of the risks of investing in New York is included in the Additional Statement.

If California, New York, or any of their local governmental entities are unable to meet their financial obligations, the corresponding Fund's income, NAV, ability to preserve or realize appreciation of capital or liquidity could be adversely affected. Also, neither of these Funds is a diversified fund under the Act (except to the extent that diversification is required by Rule 2a-7 or for federal income tax purposes). Because they may invest a larger percentage of their assets in the securities of fewer issuers than do diversified funds, these Funds may be exposed to greater risk in that an adverse change in the condition of one or a small number of issuers would have a greater impact on them.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). The information has been audited by PricewaterhouseCoopers LLP, whose report, along with a Fund's financial statements, is included in the Funds' annual report (available upon request).

PRIME OBLIGATIONS PORTFOLIO

	ILA Service Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.006	0.004	0.01	0.03	0.06
Distributions to unit/shareholders	(0.006)	(0.004)	(0.01)	(0.03)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.60%	0.39%	1.05%	3.38%	5.72%
Net assets, end of year (in 000s)	$205,341	$172,154	$179,945	$152,735	$170,446
Ratio of net expenses to average net assets	0.83%	0.84%	0.83%	0.83%	0.83%
Ratio of net investment income to average net assets	0.63%	0.39%	1.03%	3.25%	5.63%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.87%	0.84%	0.84%	0.83%	0.83%
Ratio of net investment income to average net assets	0.59%	0.39%	1.02%	3.25%	5.63%

See page 69 for all footnotes.

MONEY MARKET PORTFOLIO

	ILA Service Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.006	0.004	0.01	0.04	0.06
Distributions to unit/shareholders	(0.006)	(0.004)	(0.01)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.62%	0.44%	1.12%	3.61%	5.76%
Net assets, end of year (in 000s)	$243,625	$294,025	$302,354	$312,776	$346,427
Ratio of total net expenses to average net assets	0.82%	0.81%	0.81%	0.81%	0.81%
Ratio of net investment income to average net assets	0.61%	0.44%	1.12%	3.55%	5.63%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.82%	0.81%	0.81%	0.81%	0.81%
Ratio of net investment income to average net assets	0.61%	0.44%	1.12%	3.55%	5.63%

See page 69 for all footnotes.

TREASURY OBLIGATIONS PORTFOLIO

	ILA Service Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.005	0.003	0.01	0.03	0.05
Distributions to unit/shareholders	(0.005)	(0.003)	(0.01)	(0.03)	(0.05)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.51%	0.34%	1.02%	3.20%	5.52%
Net assets, end of year (in 000s)	$554,391	$709,869	$2,222,340	$1,379,621	$ 493,259
Ratio of net expenses to average net assets	0.83%	0.82%	0.81%	0.83%	0.82%
Ratio of net investment income to average net assets	0.47%	0.36%	0.93%	2.70%	5.49%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.83%	0.82%	0.81%	0.84%	0.82%
Ratio of net investment income to average net assets	0.47%	0.36%	0.93%	2.69%	5.49%

See page 69 for all footnotes.

TREASURY INSTRUMENTS PORTFOLIO

	ILA Service Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.004	0.003	0.01	0.03	0.05
Distributions to unit/shareholders	(0.004)	(0.003)	(0.01)	(0.03)	(0.05)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.44%	0.25%	0.92%	3.18%	5.20%
Net assets, end of year (in 000s)	$372,296	$362,436	$430,601	$247,064	$104,076
Ratio of net expenses to average net assets	0.83%	0.84%	0.83%	0.83%	0.83%
Ratio of net investment income to average net assets	0.40%	0.21%	0.84%	2.67%	4.96%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.84%	0.85%	0.84%	0.87%	0.85%
Ratio of net investment income to average net assets	0.39%	0.20%	0.83%	2.63%	4.94%

See page 69 for all footnotes.

GOVERNMENT PORTFOLIO

	ILA Service Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.006	0.003	0.01	0.03	0.05
Distributions to unit/shareholders	(0.006)	(0.003)	(0.01)	(0.03)	(0.05)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.57%	0.33%	0.93%	3.28%	5.63%
Net assets, end of year (in 000s)	$56,953	$52,171	$81,178	$57,800	$50,733
Ratio of net expenses to average net assets	0.83%	0.84%	0.83%	0.83%	0.83%
Ratio of net investment income to average net assets	0.60%	0.34%	0.91%	3.15%	5.42%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.96%	0.93%	0.93%	0.89%	0.88%
Ratio of net investment income to average net assets	0.47%	0.25%	0.81%	3.09%	5.37%

See page 69 for all footnotes.

FEDERAL PORTFOLIO

	ILA Service Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.006	0.004	0.01	0.03	0.05
Distributions to unit/shareholders	(0.006)	(0.004)	(0.01)	(0.03)	(0.05)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.57%	0.39%	1.06%	3.48%	5.61%
Net assets, end of year (in 000s)	$230,227	$285,290	$279,916	$291,750	$278,002
Ratio of net expenses to average net assets	0.81%	0.81%	0.81%	0.81%	0.80%
Ratio of net investment income to average net assets	0.54%	0.37%	1.05%	3.38%	5.48%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.81%	0.81%	0.81%	0.81%	0.80%
Ratio of net investment income to average net assets	0.54%	0.37%	1.05%	3.38%	5.48%

See page 69 for all footnotes.

TAX-EXEMPT DIVERSIFIED PORTFOLIO

	ILA Service Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.004	0.003	0.01	0.02	0.03
Distributions to unit/shareholders	(0.004)	(0.003)	(0.01)	(0.02)	(0.03)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.42%	0.33%	0.71%	2.03%	3.33%
Net assets, end of year (in 000s)	$23,652	$14,285	$34,183	$74,461	$51,389
Ratio of net expenses to average net assets	0.81%	0.75%	0.81%	0.80%	0.81%
Ratio of net investment income to average net assets	0.43%	0.36%	0.70%	1.83%	3.26%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.81%	0.81%	0.82%	0.81%	0.82%
Ratio of net investment income to average net assets	0.43%	0.30%	0.69%	1.82%	3.25%

See page 69 for all footnotes.

TAX-EXEMPT CALIFORNIA PORTFOLIO

	ILA Service Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.004	0.003	0.01	0.02	0.03
Distributions to unit/shareholders	(0.004)	(0.003)	(0.01)	(0.02)	(0.03)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.39%	0.34%	0.60%	1.67%	2.76%
Net assets, end of year (in 000s)	$ 2	$ 2	$ 284	$ 84	$ 63
Ratio of net expenses to average net assets	0.83%	0.66%	0.83%	0.83%	0.82%
Ratio of net investment income to average net assets	0.36%	0.47%	0.61%	1.84%	2.22%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.85%	0.83%	0.84%	0.85%	0.83%
Ratio of net investment income to average net assets	0.34%	0.30%	0.60%	1.82%	2.21%

See page 69 for all footnotes.

TAX-EXEMPT NEW YORK PORTFOLIO

	ILA Service Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.004	0.003	0.01	0.02	0.03
Distributions to unit/shareholders	(0.004)	(0.003)	(0.01)	(0.02)	(0.03)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.40%	0.32%	0.59%	1.81%	3.15%
Net assets, end of year (in 000s)	$ 156	$ 124	$ 123	$ 315	$ 303
Ratio of net expenses to average net assets	0.82%	0.74%	0.83%	0.83%	0.83%
Ratio of net investment income to average net assets	0.41%	0.32%	0.58%	2.08%	3.33%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.86%	0.87%	0.87%	0.87%	0.87%
Ratio of net investment income to average net assets	0.37%	0.19%	0.54%	2.04%	3.29%

See page 69 for all footnotes.

Footnotes:

a Calculated based on the average units/shares outstanding methodology.

b Assumes reinvestment of all distributions. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on fund distributions.


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Index

Institutional Liquid Assets Prospectus (ILA Service Units)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550. You can also access and download the annual and semi-annual reports and the Additional Statement at the Fund's website: http://www.gs.com/funds.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-621-2550
- By mail: Goldman Sachs Funds, P.O. Box 06050
Chicago, IL 60606-6306
- By e-mail: gs-funds@gs.com
- On the Internet: SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs

Asset
Management

ILAPROSVCMM

Prospectus

ILA Administration ("Units" or "Shares")

April 29, 2005

GOLDMAN SACHS INSTITUTIONAL LIQUID ASSETS



- Prime Obligations Portfolio
- Money Market Portfolio
- Treasury Obligations Portfolio
- Treasury Instruments Portfolio
- Government Portfolio
- Federal Portfolio
- Tax-Exempt Diversified Portfolio
- Tax-Exempt California Portfolio
- Tax-Exempt New York Portfolio

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH A FUND SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN A FUND.


Goldman
Sachs

Asset Management

General Investment Management Approach

Goldman Sachs Asset Management, L.P. (''GSAM®'') serves as Investment Adviser to the Institutional Liquid Assets Portfolios (the ''Funds''). GSAM is referred to in this Prospectus as the ''Investment Adviser.''

Goldman Sachs' Money Market Investment Philosophy:

The Money Market Funds are managed to seek preservation of capital, daily liquidity and maximum current income. With each Fund, the Investment Adviser follows a conservative, risk-managed investment process that seeks to:

- Manage credit risk
- Manage interest rate risk
- Manage liquidity

Since 1981, the Investment Adviser has actively managed the Goldman Sachs Money Market Funds to provide investors with the greatest possible preservation of principal and income potential.

Investment Process

1. Managing Credit Risk

The Investment Adviser's process for managing risk emphasizes:

- ***Intensive research***—The Credit Department, a separate operating entity of Goldman, Sachs & Co., (''Goldman Sachs''), approves all money market fund eligible securities for the Funds. Sources for the Credit Department's analysis include third-party inputs, such as financial statements and media sources, ratings releases and company meetings, as well as the Investment Research, Legal and Compliance departments of Goldman Sachs.
- ***Timely updates***—A Credit Department-approved list of securities is continuously communicated on a ''real-time'' basis to the portfolio management team via computer link.

The Result: An ''approved'' list of high-quality credits—The Investment Adviser's portfolio management team uses this approved list to construct portfolios which offer the best available risk-return tradeoff within the ''approved'' credit universe.

2. Managing Interest Rate Risk

Three main steps are followed in seeking to manage interest rate risk:

- ***Establish weighted average maturity (''WAM'') target***—WAM (the weighted average time until the yield of a portfolio reflects any changes in the current interest rate environment) is constantly revisited and adjusted as market conditions change. An overall strategy is developed by the portfolio management team based on insights gained from weekly meetings with both Goldman Sachs economists and economists from outside the firm.
- ***Implement optimum portfolio structure***—Proprietary models that seek the optimum balance of risk and return, in conjunction with the Investment Adviser's analysis of factors such as market events, short-term interest rates and each Fund's asset volatility, are used to identify the most effective portfolio structure.
- ***Conduct rigorous analysis of new securities***—The Investment Adviser's five-step process includes legal, credit, historical index and liquidity analysis, as well as price stress testing to determine suitability for money market mutual funds.

3. Managing Liquidity

Factors that the Investment Adviser's portfolio managers continuously monitor and that affect liquidity of a money market portfolio include:

- Each Fund's investors and factors that influence their asset volatility;
- Technical events that influence the trading range of federal funds and other short-term fixed-income markets; and
- Bid-ask spreads associated with securities in the portfolios.

Benchmarks for the Money Market Funds are the **iMoneyNet, Inc. Indices**. Each Fund uses the iMoneyNet Index which best corresponds to the Fund's eligible investments.

References in this Prospectus to a Fund's benchmark are for informational purposes only, and unless otherwise noted are not an indication of how a particular Fund is managed.

- ***The Funds:*** Each Fund's securities are valued by the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940, as amended (the ''Act''). Under Rule 2a-7, each Fund may invest only in U.S. dollar-denominated securities that are determined to present minimal credit risk and meet certain other criteria including conditions relating to maturity, diversification and credit quality. These operating policies may be more restrictive than the fundamental policies set forth in the Statement of Additional Information (the ''Additional Statement'').
  - ***Taxable Funds:*** Prime Obligations, Money Market, Treasury Obligations and Government Portfolios.
  - ***Tax-Advantaged Funds:*** Treasury Instruments and Federal Portfolios.
  - ***Tax-Exempt Funds:*** Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios.
- ***The Investors:*** The Funds are designed for investors seeking a high rate of return, a stable net asset value (''NAV'') and convenient liquidation privileges. The Funds are particularly suitable for banks, corporations and other financial institutions that seek investment of short-term funds for their own accounts or for the accounts of their customers.
- ***NAV:*** Each Fund seeks to maintain a stable NAV of $1.00 per share. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.
- ***Maximum Remaining Maturity of Portfolio Investments:*** 13 months (as determined pursuant to Rule 2a-7) at the time of purchase.
- ***Dollar-Weighted Average Portfolio Maturity:*** Not more than 90 days (as required by Rule 2a-7).
- ***Investment Restrictions:*** Each Fund is subject to certain investment restrictions that are described in detail under ''Investment Restrictions'' in the Additional Statement. Fundamental investment restrictions and the investment objective of a Fund (except the Tax-Exempt California and Tax-Exempt New York Portfolios' objectives of providing shareholders with income exempt from California personal income tax and New York State and New York City personal income taxes, respectively) cannot be changed without approval of a majority of the outstanding shares of that Fund. The Treasury Obligations Portfolio's policy of limiting its investments to U.S. Treasury Obligations (as defined in Appendix A) and related repurchase agreements is also fundamental. All investment policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval.
- ***Diversification:*** Diversification can help a Fund reduce the risks of investing. In accordance with current regulations of the Securities and Exchange Commission (the ''SEC''), each Fund may not invest more than 5% of the value of its total assets at the time of purchase in the securities of any single issuer with these

exceptions: (a) the Tax-Exempt California and Tax-Exempt New York Portfolios may each invest up to 25% of their total assets in five or fewer issuers; and (b) each of the other Funds may invest up to 25% of its total assets in the securities of a single issuer for up to three business days. These limitations do not apply to cash, certain repurchase agreements, U.S. Government Securities (as defined in Appendix A) or securities of other investment companies. In addition, securities subject to certain unconditional guarantees are subject to different diversification requirements as described in the Additional Statement.

Fund Investment Objectives and Strategies

INVESTMENT OBJECTIVES

Taxable and Tax-Advantaged Funds:

The Prime Obligations, Money Market, Treasury Obligations, Treasury Instruments, Government and Federal Portfolios seek to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity by investing exclusively in high quality money market instruments.

The Prime Obligations and Money Market Portfolios pursue their investment objectives by investing in U.S. Government Securities, obligations of U.S. banks, commercial paper and other short-term obligations of U.S. companies, states, municipalities and other entities and repurchase agreements. The Money Market Portfolio may also invest in U.S. dollar-denominated obligations of foreign banks, foreign companies and foreign governments.

The Treasury Obligations Portfolio pursues its investment objective by investing only in securities issued by the U.S. Treasury and repurchase agreements relating to such securities. The Government Portfolio pursues its investment objective by investing, directly or indirectly, only in U.S. Government Securities and repurchase agreements relating to such securities.

The Treasury Instruments and Federal Portfolios pursue their investment objectives by limiting their investments only to certain U.S. Treasury Obligations and U.S. Government Securities, respectively, the interest from which is generally exempt from state income taxation. You should consult your tax adviser to determine whether distributions from the Treasury Instruments and Federal Portfolios (and any other Fund that may hold such obligations) derived from interest on such obligations are exempt from state income taxation in your own state.

Tax-Exempt Funds:

The Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios seek to provide shareholders, to the extent consistent with the preservation of capital and prescribed portfolio standards, with a high level of income exempt from federal income tax by investing primarily in municipal obligations.

In addition, the Tax-Exempt California and Tax-Exempt New York Portfolios seek to provide shareholders with income exempt from California personal income tax and New York State and New York City personal income taxes, respectively, by investing in obligations the interest on which is exempt from these taxes. (These instruments are called ''California obligations'' and ''New York obligations'' in this Prospectus.)

The Tax-Exempt Funds pursue their investment objectives by investing in securities issued by or on behalf of states, territories, and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia, the interest from which, if any, is in the opinion of bond counsel excluded from gross income for federal income tax purposes, and generally not an item of tax preference under the federal alternative minimum tax (''AMT'').

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual and semi-annual reports. For more information see Appendix A. The Funds publish their complete portfolio holdings on the Funds' website (http://www.gs.com/funds). The Prime Obligations and Money Market Portfolios publish their holdings as of the end of each month subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. The other Funds publish their holdings as of the end of each calendar quarter subject to a thirty calendar-day lag between the date of the information and the date on which the information is disclosed. This information will be available on the website until the date on which a Fund files its next quarterly portfolio holdings report on Form N-CSR or Form N-Q with the SEC. In addition, a description of the Funds' policies and procedures with respect to the disclosure of a Fund's portfolio securities is available in the Funds' Additional Statement.

Investment Policies Matrix

Fund	U.S. Treasury Obligations	U.S. Government Securities	Bank Obligations	Commercial Paper
Prime Obligations	■[1]	■	■ U.S. banks only[2]	■
Money Market	■[1]	■	■ Over 25% of total assets must be invested in U.S. and foreign (US$) banks[3]	■ U.S. and foreign (US$) commercial paper
Treasury Obligations	■[4]			
Treasury Instruments	■[4]			
Government	■[1]	■		
Federal	■[1]	■		
Tax-Exempt Diversified				■ Tax-exempt only
Tax-Exempt California				■ Tax-exempt only
Tax-Exempt New York				■ Tax-exempt only

See page 10 for all footnotes.

Short-Term Obligations of Corporations and Other Entities	Repurchase Agreements	Asset-Backed and Receivables-Backed Securities[5]	Foreign Government Obligations (US$)
■ U.S. entities only	■	■	
■ U.S. and foreign (US$) entities	■	■	■[6]
	■		
	■		
	■ (Does not intend to invest)		

See page 10 for all footnotes.

Investment Policies Matrix continued

Fund	Municipals	Custodial Receipts	Unrated Securities[9]	Investment Companies
Prime Obligations	■[7]	■	■	■ Up to 10% of total assets in other investment companies
Money Market	■[7]	■	■	■ Up to 10% of total assets in other investment companies
Treasury Obligations				
Treasury Instruments				
Government				■ Up to 10% of total assets in other investment companies
Federal				
Tax-Exempt Diversified	■ At least 80% of net assets in tax-exempt municipal obligations (except in extraordinary circumstances)[8]	■	■	■ Up to 10% of total assets in other investment companies
Tax-Exempt California	At least 80% of net assets in tax-exempt municipal obligations and at least 80% of net assets in California obligations (except in extraordinary circumstances)[8]	■	■	■ Up to 10% of total assets in other investment companies
Tax-Exempt New York	At least 80% of net assets in tax-exempt municipal obligations and at least 80% of net assets in New York obligations (except in extraordinary circumstances)[8]	■	■	■ Up to 10% of total assets in other investment companies

See page 10 for all footnotes.

Private Activity Bonds	Credit Quality[9]	Summary of Taxation for Distributions[13]	Miscellaneous
■	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
■	First Tier[12]	Taxable federal and state[14]	May invest in obligations of the International Bank for Reconstruction and Development. Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and generally exempt from state taxation	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and state[14]	Reverse repurchase agreements not permitted.
	First Tier[12]	Taxable federal and generally exempt from state taxation	Under extraordinary circumstances, may hold cash, U.S. Government Securities subject to state taxation or cash equivalents. Reverse repurchase agreements not permitted.
■ Does not intend to invest if subject to AMT[10,11]	First Tier[12]	Tax-exempt federal and taxable state[15]	May (but does not currently intend to) invest up to 20% of net assets in securities subject to AMT and may temporarily invest in the taxable money market instruments described herein. Reverse repurchase agreements not permitted.
■ Does not intend to invest if subject to AMT[10,11]	First Tier[12]	Tax-exempt federal and California State	May (but does not currently intend to) invest up to 20% of net assets in securities subject to AMT and may temporarily invest in the taxable money market instruments described herein. Reverse repurchase agreements not permitted.
■ (not more than 20% of net assets)[11]	First Tier[12]	Tax-exempt federal, New York State and New York City	May invest up to 20% of net assets in securities subject to AMT and may temporarily invest in the taxable money market instruments described herein. Reverse repurchase agreements not permitted.

See page 10 for all footnotes.

Note: See Appendix A for a description of, and certain criteria applicable to, each of these categories of investments.

[1] *Issued or guaranteed by the U.S. Treasury.*

[2] *Including foreign branches of U.S. banks.*

[3] *If adverse economic conditions prevail in the banking industry (such as substantial losses on loans, increases in non-performing assets and charge-offs and declines in total deposits), the Fund may, for temporary defensive purposes, invest less than 25% of its total assets in bank obligations.*

[4] *Issued by the U.S. Treasury.*

[5] *To the extent required by Rule 2a-7, asset-backed and receivables-backed securities will be rated by the requisite number of nationally recognized statistical rating organizations (''NRSROs'').*

[6] *The Money Market Portfolio may invest in U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government. The Fund may also invest in U.S. dollar-denominated obligations issued or guaranteed by any entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of NRSROs. The Fund may not invest more than 25% of its total assets in the securities of any one foreign government.*

[7] *Will only make such investments when yields on such securities are attractive compared to other taxable investments.*

[8] *Ordinarily expect that 100% of a Fund's assets will be invested in municipal obligations, but the Funds may, for temporary defensive purposes, hold cash or invest in short-term taxable securities.*

[9] *To the extent permitted by Rule 2a-7, securities without short-term ratings may be purchased if they are deemed to be of comparable quality to First Tier Securities. In addition, a Fund holding a security supported by a guarantee or demand feature may rely on the credit quality of the guarantee or demand feature in determining the credit quality of the investment.*

[10] *If such policy should change, private activity bonds subject to AMT would not exceed 20% of a Fund's net assets under normal market conditions.*

[11] *No more than 25% of the value of a Fund's total assets may be invested in industrial development bonds or similar obligations where the non-governmental entities supplying the revenues from which such bonds or obligations are to be paid are in the same industry.*

[12] *First Tier Securities are (a) rated in the highest short-term rating category by at least two NRSROs, or if only one NRSRO has assigned a rating, by that NRSRO; or (b) issued or guaranteed by, or otherwise allow a Fund under certain conditions to demand payment from, an entity with such ratings. U.S. Government Securities are considered First Tier Securities.*

[13] *See ''Taxation'' for an explanation of the tax consequences summarized in the table above.*

[14] *Taxable in many states except for distributions from U.S. Treasury Obligation interest income and certain U.S. Government Securities interest income.*

[15] *Taxable except for distributions from interest on obligations of an investor's state of residence in certain states.*



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Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	Prime Obligations Portfolio	Money Market Portfolio	Treasury Obligations Portfolio	Treasury Instruments Portfolio
NAV	•	•	•	•
Interest Rate	•	•	•	•
Credit/Default	•	•	•	•
Liquidity	•	•	•	•
U.S. Government Securities	•	•	—	—
Concentration	—	—	—	—
Foreign	—	•	—	—
Banking Industry	—	•	—	—
Tax	—	—	—	—
California/New York	—	—	—	—

Government Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	—	—	—
—	—	•	•	•
—	—	—	—	—
—	—	—	—	—
—	—	•	•	•
—	—	—	•	•

Risks that apply to all Funds:

- ***NAV Risk***—The risk that a Fund will not be able to maintain a NAV per share of $1.00 at all times.
- ***Interest Rate Risk***—The risk that during periods of rising interest rates, a Fund's yield (and the market value of its securities) will tend to be lower than prevailing market rates; in periods of falling interest rates, a Fund's yield will tend to be higher.
- ***Credit/Default Risk***—The risk that an issuer or guarantor of a security, or a bank or other financial institution that has entered into a repurchase agreement, may default on its payment obligations. In addition, with respect to the Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios, this risk includes the risk of default on foreign letters of credit, guarantees or insurance policies that back municipal securities.
- ***Liquidity Risk***—The risk that a Fund will be unable to pay redemption proceeds within the time period stated in this Prospectus, because of unusual market conditions, an unusually high volume of redemption requests, or other reasons.

Risk that applies to the Prime Obligations, Money Market, Government and Federal Portfolios:

- ***U.S. Government Securities Risk***—The risk that the U.S. government will not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. Although many U.S. Government Securities purchased by the Funds, such as those issued by the Federal National Mortgage Association (''Fannie Mae''), Federal Home Loan Mortgage Corporation (''Freddie Mac'') and Federal Home Loan Banks may be chartered or sponsored by Acts of Congress, their securities are neither issued nor guaranteed by the United States Treasury and, therefore, are not backed by the full faith and credit of the United States. The maximum potential liability of the issuers of some U.S. Government Securities held by a Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

Risks that apply to the Money Market Portfolio:

- ***Foreign Risk***—The risk that a foreign security could lose value as a result of political, financial and economic events in foreign countries, less publicly available financial and other information, less stringent foreign securities regulations and accounting and disclosure standards, or other factors. The Money Market Portfolio may not invest more than 25% of its total assets in the securities of any one foreign government.
- ***Banking Industry Risk***—The risk that if the Fund invests more than 25% of its total assets in bank obligations, an adverse development in the banking industry

may affect the value of the Fund's investments more than if the Fund's investments were not invested to such a degree in the banking industry. Normally, the Money Market Portfolio intends to invest more than 25% of its total assets in bank obligations. Banks may be particularly susceptible to certain economic factors such as interest rate changes, adverse developments in the real estate market, fiscal and monetary policy and general economic cycles.

Risks that apply to the Tax-Exempt Funds:

- ***Concentration Risk***—The risk that if a Fund invests more than 25% of its total assets in issuers within the same state, industry or economic sector, an adverse economic, business or political development may affect the value of the Fund's investments more than if its investments were not so concentrated.
- ***Tax Risk***—The risk that future legislative or administrative changes or court decisions may materially affect the value of a Fund's portfolio and/or the ability of a Fund to pay federal tax-exempt dividends (in the case of each of these Funds) and state tax-exempt dividends (in the case of the Tax-Exempt California and Tax-Exempt New York Portfolios). These Funds would not be a suitable investment for IRAs, other tax-exempt or tax deferred accounts or for other investors who are not sensitive to the federal, state or local tax consequences of these investments.
- ***California/New York Risks***—The Tax-Exempt California and Tax-Exempt New York Portfolios intend to invest primarily in California municipal obligations and New York municipal obligations, respectively. The investments of these Funds will, therefore, be affected by political and economic developments within these states, and by the financial condition of these states, their public authorities and political sub-divisions. If California, New York, or any of their local governmental entities are unable to meet their financial obligations, the corresponding Fund's income, NAV, and ability to preserve or realize appreciation of capital or liquidity could be adversely affected. The Tax-Exempt California and Tax-Exempt New York Portfolios are classified as ''non-diversified'' for regulatory purposes. See Appendix A in this Prospectus for more information concerning the risks of investing in California and New York.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table below provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Administration Shares from year to year for up to the last ten years; and (b) the average annual total returns of a Fund's Administration Shares. Investors should be aware that the fluctuation of interest rates is one primary factor in performance volatility. The bar chart (including ''Best Quarter'' and ''Worst Quarter'' information) and table assume reinvestment of dividends and distributions. A Fund's past performance is not necessarily an indication of how the Fund will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced. You may obtain a Fund's current yield by calling 1-800-621-2550.

Prime Obligations Portfolio

TOTAL RETURN

Best Quarter*
Q3 '00 1.54%

Worst Quarter*
Q1 '04 0.13%

CALENDAR YEAR


5.63%
5.06%
5.22%
5.16%
4.74%
5.98%
3.63%
1.30%
0.64%
0.85%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Administration Shares (Inception 6/5/90)	0.85%	2.46%	3.80%	4.03%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Money Market Portfolio


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q3 '00 1.55%
Worst Quarter*
Q1 '04 0.14%
5.69%
5.12%
5.28%
5.17%
4.76%
6.02%
3.87%
1.37%
0.69%
0.88%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Administration Shares (Inception 6/12/90)	0.88%	2.54%	3.87%	4.08%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Treasury Obligations Portfolio

TOTAL RETURN

Best Quarter*
Q4 '00 1.50%

Worst Quarter*
Q4 '03 0.11%

CALENDAR YEAR


5.57%
4.95%
5.10%
4.99%
4.48%
5.79%
3.46%
1.27%
0.59%
0.76%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Administration Shares (Inception 6/12/90)	0.76%	2.35%	3.68%	3.90%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Treasury Instruments Portfolio



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.44%
Worst Quarter*
Q1 '04 0.10%
5.54%
4.95%
5.01%
4.80%
4.22%
5.46%
3.43%
1.17%
0.50%
0.70%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Administration Shares (Inception 7/24/91)	0.70%	2.24%	3.56%	3.57%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Government Portfolio

TOTAL RETURN

Best Quarter*
Q3 '00 1.53%

Worst Quarter*
Q3 '03 0.12%

CALENDAR YEAR



5.62%
4.99%
5.15%
5.05%
4.61%
5.89%
3.53%
1.18%
0.58%
0.82%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Administration Shares (Inception 6/1/90)	0.82%	2.38%	3.72%	3.95%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Federal Portfolio



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 1.52%
Worst Quarter*
Q1 '04 0.12%
5.67%
5.09%
5.24%
5.09%
4.66%
5.87%
3.74%
1.32%
0.64%
0.82%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Administration Shares (Inception 9/20/90)	0.82%	2.46%	3.79%	3.93%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Tax-Exempt Diversified Portfolio


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 0.95%
Worst Quarter*
Q3 '03 0.09%
3.57%
3.09%
3.23%
3.02%
2.73%
3.58%
2.28%
0.96%
0.52%
0.67%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Administration Shares (Inception 6/12/90)	0.67%	1.60%	2.36%	2.62%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Tax-Exempt California Portfolio



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '95 0.92%
Worst Quarter*
Q3 '03 0.07%
3.40%
2.88%
3.00%
2.68%
2.45%
3.02%
1.92%
0.85%
0.46%
0.62%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Administration Shares (Inception 12/3/90)	0.62%	1.37%	2.12%	2.29%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Tax-Exempt New York Portfolio


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '00 0.90%
Worst Quarter*
Q3 '03 0.08%
3.35%
2.90%
3.14%
2.87%
2.60%
3.41%
2.07%
0.83%
0.47%
0.63%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Administration Shares (Inception 2/15/91)	0.63%	1.48%	2.22%	2.35%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Fund Fees and Expenses (Administration Shares)

This table describes the fees and expenses that you would pay if you buy and hold ILA Administration Shares of a Fund.

	Prime Obligations Portfolio	Money Market Portfolio	Treasury Obligations Portfolio
Shareholder Fees			
(fees paid directly from your investment):			
Maximum Sales Charge (Load) Imposed on Purchases	None	None	None
Maximum Deferred Sales Charge (Load)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses			
(expenses that are deducted from Fund assets):[1]			
Management Fees	0.35%	0.35%	0.35%
Other Expenses*	0.27%	0.22%	0.23%
Administration Fees[2]	0.15%	0.15%	0.15%
All Other Expenses[3]	0.12%	0.07%	0.08%
Total Fund Operating Expenses[4]*	0.62%	0.57%	0.58%

See page 28 for all other footnotes.

* As a result of waivers and expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Funds which are actually incurred are as set forth below. The waivers and expense limitations may be modified or terminated at any time at the option of the Investment Adviser and, with respect to the expense limitations described in footnote 4, with the approval of the Trustees. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Prime Obligations Portfolio	Money Market Portfolio	Treasury Obligations Portfolio
Annual Fund Operating Expenses			
(expenses that are deducted from Fund assets):[1]			
Management Fees	*0.35%*	*0.35%*	*0.35%*
Other Expenses	*0.23%*	*0.22%*	*0.23%*
Administration Fees[2]	*0.15%*	*0.15%*	*0.15%*
All Other Expenses[3]	*0.08%*	*0.07%*	*0.08%*
Total Fund Operating Expenses (after expense limitations)[4]	*0.58%*	*0.57%*	*0.58%*

Treasury Instruments Portfolio	Government Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
None	None	None	None	None	None
None	None	None	None	None	None
None	None	None	None	None	None
None	None	None	None	None	None
None	None	None	None	None	None
0.35%	0.35%	0.35%	0.35%	0.35%	0.35%
0.24%	0.36%	0.21%	0.21%	0.25%	0.26%
0.15%	0.15%	0.15%	0.15%	0.15%	0.15%
0.09%	0.21%	0.06%	0.06%	0.10%	0.11%
0.59%	0.71%	0.56%	0.56%	0.60%	0.61%

Treasury Instruments Portfolio	Government Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
0.35%	*0.35%*	*0.35%*	*0.35%*	*0.35%*	*0.35%*
0.23%	*0.23%*	*0.21%*	*0.21%*	*0.23%*	*0.23%*
0.15%	*0.15%*	*0.15%*	*0.15%*	*0.15%*	*0.15%*
0.08%	*0.08%*	*0.06%*	*0.06%*	*0.08%*	*0.08%*
0.58%	*0.58%*	*0.56%*	*0.56%*	*0.58%*	*0.58%*

Fund Fees and Expenses continued

[1] The Funds' annual operating expenses are based on actual expenses for the fiscal year ended December 31, 2004.

[2] Service Organizations may charge other fees directly to their customers who are the beneficial owners of Administration Shares in connection with their customers' accounts. Such fees may affect the return such customers realize with respect to their investments.

[3] ''All Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of each Fund's Administration Shares plus all other ordinary expenses not detailed above.

[4] The Investment Adviser has voluntarily agreed to reduce or limit ''Total Fund Operating Expenses'' of each Fund such that Total Fund Operating Expenses (excluding administration fees, taxes, interest, brokerage fees, litigation, indemnification, shareholder meeting and other extraordinary expenses) will not exceed 0.434% of each Fund's average daily net assets.

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Administration Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Prime Obligations	$63	$199	$346	$774
Money Market	$58	$183	$318	$714
Treasury Obligations	$59	$186	$324	$726
Treasury Instruments	$60	$189	$329	$738
Government	$73	$227	$395	$883
Federal	$57	$179	$313	$701
Tax-Exempt Diversified	$57	$179	$313	$701
Tax-Exempt California	$61	$192	$335	$750
Tax-Exempt New York	$62	$195	$340	$762

Service Organizations that invest in Administration Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your Service Organization for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investment.

Certain Service Organizations that invest in Administration Shares may receive other compensation in connection with the sale and distribution of Administration Shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Payments to Intermediaries'' in the Additional Statement.

Service Providers

INVESTMENT ADVISER

Goldman Sachs Asset Management, L.P. (''GSAM''), 32 Old Slip, New York, New York 10005, has been registered as an investment adviser with the SEC since 1990 and is an affiliate of Goldman Sachs. As of December 31, 2004, GSAM, along with other units of the Investment Management Division of Goldman Sachs, had assets under management of $451.3 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser also performs the following services for the Funds:

- Continually manages each Fund, including the purchase, retention and disposition of securities and other assets
- Administers each Fund's business affairs
- Performs various recordholder servicing functions (to the extent not provided by other organizations)

Pursuant to SEC orders, certain Funds may enter into principal transactions in certain money market instruments, including repurchase agreements, with Goldman Sachs.

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Portfolio's average daily net assets):

Fund	Contractual Rate	Actual Rate For the Fiscal Year Ended December 31, 2004
Prime Obligations	0.35%	0.35%
Money Market	0.35%	0.35%
Treasury Obligations	0.35%	0.35%
Treasury Instruments	0.35%	0.35%
Government	0.35%	0.35%
Federal	0.35%	0.35%
Tax-Exempt Diversified	0.35%	0.35%
Tax-Exempt California	0.35%	0.35%
Tax-Exempt New York	0.35%	0.35%

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, P.O. Box 06050, Chicago, Illinois 60606-6306, also serves as each Fund's transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs is a full service investment banking, broker dealer, asset management and financial services organization and a major participant in global financial markets. As such, it acts as an investor, investment banker, research provider, investment manager, financer, advisor, market maker, trader, prime broker, lender, agent and principal, and has other direct and indirect interests, in the global fixed income, currency, commodity, equity and other markets in which the Funds directly and indirectly invest. Thus, it is likely that the Funds will have multiple business relationships with and will invest in, engage in transactions with, make voting decisions with respect to, or obtain services from entities for which Goldman Sachs performs or seeks to perform investment banking or other services. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs, its affiliates, and other accounts managed by Goldman Sachs and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. Furthermore, transactions undertaken by Goldman Sachs, its affiliates or Goldman Sachs advised clients may adversely impact the Funds. Transactions by one or more Goldman Sachs advised clients or the Investment Adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Funds. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a global financial services firm, Goldman Sachs also provides a wide range of investment banking and financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it may create markets or specialize in, have positions in and affect transactions in, securities of issuers held by the Funds, and may also perform or seek to perform investment banking and

financial services for those issuers. Goldman Sachs and its affiliates may have business relationships with and purchase or distribute or sell services or products from or to distributors, consultants or others who recommend the Funds or who engage in transactions with or for the Funds. For more information about conflicts of interest, see the Additional Statement.

Under a securities lending program approved by the Funds' Board of Trustees, the Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Fund to the extent that the Funds engage in the securities lending program. For these services, the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Funds' investment of the cash received as collateral for the loaned securities. In addition, the Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Funds' portfolio investment transactions.

LEGAL PROCEEDINGS

On April 2, 2004, Lois Burke, a plaintiff identifying herself as a shareholder of the Goldman Sachs Internet Tollkeeper Fund, filed a purported class and derivative action lawsuit in the United States District Court for the Southern District of New York against The Goldman Sachs Group, Inc. (''GSG''), Goldman Sachs Asset Management, L.P. (''GSAM''), the Trustees and Officers of the Goldman Sachs Trust (the ''Trust''), and John Doe Defendants. In addition, certain investment portfolios of the Trust were named as nominal defendants. On April 19 and May 6, 2004, additional class and derivative action lawsuits containing substantially similar allegations and requests for redress were filed in the United States District Court for the Southern District of New York. On June 29, 2004, the three complaints were consolidated into one action, *In re Goldman Sachs Mutual Funds Fee Litigation*, and on November 17, 2004, the plaintiffs filed a consolidated amended complaint against GSG, GSAM, Goldman Sachs Asset Management International (''GSAMI''), Goldman, Sachs & Co., the Trustees and Officers of the Trust and John Doe Defendants (collectively, the ''Defendants'') in the United States District Court for the Southern District of New York. Certain investment portfolios of the Trust and Goldman Sachs Variable Insurance Trust (collectively, the ''Goldman Sachs Funds'') were also named as nominal defendants in the amended complaint.

The consolidated amended complaint, which is brought on behalf of all persons or entities who held shares in the Goldman Sachs Funds between April 2, 1999 and January 9, 2004, inclusive (the ''Class Period''), asserts claims involving (i) violations of the Act, the Investment Advisers Act of 1940, and New York General Business Law; (ii) common law breach of fiduciary duty; (iii) aiding and abetting breach of fiduciary duty; and (iv) unjust enrichment. The complaint alleges, among other things, that during the Class Period, the Defendants made improper and excessive brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds and omitted statements of fact in registration statements and reports filed pursuant to the Act which were necessary to prevent such registration statements and reports from being materially false and misleading. In addition, the complaint alleges that the Goldman Sachs Funds paid excessive and improper investment advisory fees to GSAM and GSAMI. The complaint also alleges that GSAM and GSAMI used Rule 12b-1 fees for improper purposes and made improper use of soft dollars. The complaint further alleges that the Trust's Officers and Trustees breached their fiduciary duties in connection with the foregoing. The plaintiffs in the cases are seeking compensatory damages; punitive damages; rescission of GSAM's and GSAMI's investment advisory agreement and return of fees paid; an accounting of all Goldman Sachs Funds-related fees, commissions and soft dollar payments; restitution of all unlawfully or discriminatorily obtained fees and charges; and reasonable costs and expenses, including counsel fees and expert fees.

Based on currently available information, GSAM and GSAMI believe that the likelihood that the pending purported class and derivative action lawsuit will have a material adverse financial impact on the Goldman Sachs Funds is remote, and the pending action is not likely to materially affect their ability to provide investment management services to their clients, including the Goldman Sachs Funds.

Dividends

All or substantially all of each Fund's net investment income will be declared as a dividend daily. Dividends will normally, but not always, be declared as of 4:00 p.m. New York time as a dividend and distributed monthly. You may choose to have dividends paid in:

- Cash
- Additional shares of the same class of the same Fund

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time. If you do not indicate any choice, dividends and distributions will be reinvested automatically in the applicable Fund.

Dividends will be reinvested as of the last calendar day of each month. Cash distributions normally will be paid on or about the first business day of each month. Net short-term capital gains, if any, will be distributed in accordance with federal income tax requirements and may be reflected in a Fund's daily distributions.

Each Fund may distribute at least annually other realized capital gains, if any, after reduction by available capital losses. In order to avoid excessive fluctuations in the amount of monthly capital gains distributions, a portion of any net capital gains realized on the disposition of securities during the months of November and December may be distributed during the subsequent calendar year. The realized gains and losses are not expected to be of an amount which would affect the Fund's NAV of $1.00 per share.

The income declared as a dividend for the Treasury Obligations Portfolio is based on estimates of net investment income for the Fund. Actual income may differ from estimates, and differences, if any, will be included in the calculation of subsequent dividends.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' Administration Shares.

HOW TO BUY SHARES

Generally, Administration Shares may be purchased only through institutions that have agreed to provide shareholder administration services to their customers who are the beneficial owners of Administration Shares. These institutions are called ''Service Organizations.'' Customers of a Service Organization will normally give their purchase instructions to the Service Organization, and the Service Organization will, in turn, place purchase orders with Goldman Sachs. Service Organizations will set times by which purchase orders and payments must be received by them from their customers. Generally, Administration Shares may be purchased from the Funds on any business day at their NAV next determined after receipt of an order by Goldman Sachs from a Service Organization. Shares begin earning dividends after the Fund's receipt of the purchase amount in federal funds. No sales load is charged.

Service Organizations are responsible for transmitting purchase orders and payments to Goldman Sachs in a timely fashion. Service Organizations should place a purchase order in writing or by telephone.

By Writing:	Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Before or immediately after placing an initial purchase order, a Service Organization should complete and send to Goldman Sachs the Account Application.

Service Organizations may send their payments as follows:

- Wire federal funds to The Northern Trust Company (''Northern''), as sub-custodian for State Street Bank and Trust Company (''State Street'') (each Fund's custodian); ***or***
- Send a check or Federal Reserve draft payable to Goldman Sachs Funds—(Name of Fund and Class of Shares), P.O. Box 06050, Chicago, IL 60606-6306. The Funds will not accept checks drawn on foreign banks, third-party checks, cashier's checks or official checks, temporary checks, electronic checks, drawer checks, cash, money orders, travelers' cheques or credit card checks.

It is strongly recommended that payment be effected by wiring federal funds to Northern.

It is expected that Federal Reserve drafts will ordinarily be converted to federal funds on the day of receipt and that checks will be converted to federal funds within two business days after receipt.

When Do Shares Begin Earning Dividends?

Dividends begin to accrue as follows:

If an effective order and federal funds are received:	Dividends begin:
Treasury Obligations Portfolio:	
■ By 4:00 p.m. New York time	Same business day
■ After 4:00 p.m. New York time	Next business day
Prime Obligations, Money Market, Government, Treasury Instruments and Federal Portfolios:	
■ By 3:00 p.m. New York time	Same business day
■ After 3:00 p.m. New York time	Next business day
Tax-Exempt Diversified, Tax-Exempt California and Tax Exempt New York Portfolios:	
■ By 1:00 p.m. New York time	Same business day
■ After 1:00 p.m. New York time	Next business day

What Do I Need To Know About Service Organizations?

Service Organizations may provide the following services in connection with their customers' investments in Administration Shares:

- Acting, directly or through an agent, as the sole shareholder of record
- Maintaining account records for customers
- Processing orders to purchase, redeem or exchange shares for customers
- Processing confirmation statements and payments for customers
- Facilitating the inclusion of the Funds in customer accounts, products and services

Some (but not all) Service Organizations are authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized Service Organization or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.
- Service Organizations or intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your Service Organization directly to learn whether it is authorized to accept orders for the Trust.

Pursuant to an administration plan adopted by the Trust's Board of Trustees, Service Organizations are entitled to receive payment for their services from the Trust of up to 0.15% (on an annualized basis) of the average daily net assets of the Administration Shares of the Funds, which are attributable to or held in the name of the Service Organization for its customers. In addition, GSAM, at its own expense, may pay a Service Organization, up to 0.10% of the average daily net assets of the Administration Shares of the Fund, which are attributable to or held in the name of the Service Organization for its customers. The compensation paid by GSAM does not represent an additional expense to a Fund or its shareholders, since it will be paid from the assets of GSAM.

The Investment Adviser, Distributor and/or their affiliates may also make additional payments to Service Organizations and other financial intermediaries (''Intermediaries'') from time to time to promote the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. These payments are made out of the Investment Adviser's, Distributor's and/or their affiliates' own assets, and are not an additional charge to the Funds. The payments are in addition to the fees described in this Prospectus. Such payments are intended to compensate Intermediaries for, among other things: marketing shares of the Funds and other Goldman Sachs Funds, which may consist of payments relating to Funds included on preferred or recommended fund lists or in certain sales programs from time to time sponsored by the Intermediaries; access to the Intermediaries' registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; and/or other specified services intended to assist in the distribution and marketing of the Funds and other Goldman Sachs Funds. The payments may also, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote the sale of shares, as well as sponsor various educational programs, sales contests and/or promotions. The additional payments by the Investment Adviser, Distributor and/or their affiliates may also compensate Intermediaries for subaccounting, administrative and/or shareholder processing services that are in addition to the fees paid for these services by the Funds. The amount of these additional payments is normally not expected to exceed 0.50% (annualized) of the amount sold or invested through the Intermediaries. Please refer to the ‘‘Payments to Intermediaries’’ section of the Additional Statement for more information about these payments.

The payments made by the Investment Adviser, Distributor and/or their affiliates may be different for different Intermediaries. The presence of these payments and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered representative or salesperson to highlight, feature or recommend Funds based, at least in part, on the level of compensation paid. You should contact your Service Organization or other Intermediary for more information about the payments it receives and any potential conflicts of interest.

In addition to Administration Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services than Administration Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

The Funds do not have any minimum purchase or account requirements with respect to Administration Shares. A Service Organization may, however, impose a minimum amount for initial and subsequent investments in Administration Shares, and may establish other requirements such as a minimum account balance. A Service Organization may redeem Administration Shares held by non-complying accounts, and may impose a charge for any special services.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Modify or waive the minimum investment requirement.
- Reject any purchase order for any reason.

The Board of Trustees of the Trust has not adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares in light of the nature and high quality of the Funds’ investments. Each Fund reserves the right, however, to refuse a purchase or exchange order if management of the Trust believes that the transaction may not be in the best interests of the Fund. The Trust and Goldman Sachs will not be liable for any loss resulting from rejected purchase or exchange orders. In addition, restrictions on frequent transactions may apply with respect to other investment portfolios of the Trust.

Generally, the Funds will not allow non-U.S. citizens and certain U.S. citizens residing outside the United States to open an account directly with the Funds.

The Funds may allow Service Organizations to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

Customer Identification Program. Federal law requires the Funds to obtain, verify and record identifying information, which may include the name, residential or business street address, date of birth (for an individual), Social Security Number or taxpayer identification number or other identifying information, for each investor who opens an account with the Funds. Applications without the required information, or (where applicable) without an indication that a Social Security Number or taxpayer identification number has been applied for, may not be accepted by the Funds. After accepting an application, to the extent permitted by applicable law or their customer identification program, the Funds reserve the right to (i) place limits on transactions in any account until the identity of the investor is verified; (ii) refuse an investment in the Funds; or (iii) involuntarily redeem an investor's shares and close an account in the event that the Funds are unable to verify an investor's identity. The Funds and their agents will not be responsible for any loss in an investor's account resulting from the investor's delay in providing all required identifying information or from closing an account and redeeming an investor's shares pursuant to the customer identification program.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Administration Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$\text{NAV} = \frac{\text{(Value of Assets of the Class)} - \text{(Liabilities of the Class)}}{\text{Number of Outstanding Shares of the Class}}$$

- NAV per share of each class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. Fund shares will be priced on any day the New York Stock Exchange is open, except for days on which Chicago, Boston or New York banks are closed for local holidays.
- On any business day when the Bond Market Association (''BMA'') recommends that the securities markets close early, each Fund reserves the right to close at

or prior to the BMA recommended closing time. If a Fund does so, it will cease granting same business day credit for purchase and redemption orders received after the Fund's closing time and credit will be given to the next business day.

- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open one or more Funds for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

To help each Fund maintain its $1.00 constant share price, portfolio securities are valued at amortized cost in accordance with SEC regulations. Amortized cost will normally approximate market value. There can be no assurance that a Fund will be able at all times to maintain a NAV of $1.00 per share.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

HOW TO SELL SHARES

How Can I Sell Administration Shares Of The Funds?

Generally, Administration Shares may be sold (redeemed) only through Service Organizations. Customers of a Service Organization will normally give their redemption instructions to the Service Organization, and the Service Organization will, in turn, place redemption orders with the Funds. **Generally, each Fund will redeem its Administration Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** Redemption proceeds may be sent to recordholders by check or by wire (if the wire instructions are on record).

A Service Organization may request redemptions in writing or by telephone if the optional telephone redemption privilege is elected on the Account Application.

By Writing:	Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you have elected the telephone redemption privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Certain Service Organizations are authorized to accept redemption requests on behalf of the Funds as described under ''What Do I Need To Know About Service Organizations?'' A redemption may also be made with respect to certain Funds by means of the check redemption privilege.

When Do I Need A Medallion Signature Guarantee To Redeem Shares?

A signature guarantee may be required if:

- You would like the redemption proceeds sent to an address that is not your address of record; or
- You would like to change your current bank designation.

Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.

A signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee. Additional documentation may be required for executors, trustees or corporations or when deemed appropriate by the Transfer Agent.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor, and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the

Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

When Will Redemption Proceeds Be Wired?

Redemption proceeds will normally be wired to the domestic bank account designated on a Service Organization's Account Application as follows:

Redemption Request Received	Redemption Proceeds	Dividends
Treasury Obligations Portfolio:		
■ By 4:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 4:00 p.m. New York time	Wired next business day	Earned on day request is received
Prime Obligations, Money Market, Government, Treasury Instruments and Federal Portfolios:		
■ By 3:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 3:00 p.m. New York time	Wired next business day	Earned on day request is received
Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios:		
■ By 12:00 p.m. New York time	Wired same business day	Not earned on day request is received
■ After 12:00 p.m. New York time	Wired next business day	Earned on day request is received

- Although redemption proceeds will normally be wired as described above, each Fund reserves the right to pay redemption proceeds up to three business days following receipt of a properly executed wire transfer request. Redemption requests or payments may be postponed or suspended as permitted pursuant to Section 22(e) of the Act. Generally, under that section, redemption requests or payments may be postponed or suspended if (i) the New York Stock Exchange is closed for trading or trading is restricted; (ii) an emergency exists which makes the disposal of securities owned by a Fund or the fair determination of the value of the Fund's net assets not reasonably practicable; or (iii) the SEC by order permits the suspension of the right of redemption. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.

- Neither the Trust nor Goldman Sachs assumes any responsibility for the performance of intermediaries or your Service Organization in the transfer process. If a problem with such performance arises, you should deal directly with such intermediaries or Service Organizations.

What Should I Know About The Check Redemption Privilege?

A Service Organization may elect to have a special account with State Street for the purpose of redeeming Administration Shares from its account by check.

The following general policies govern the check redemption privilege:

- The Service Organization will be provided with a supply of checks when State Street receives a completed signature card and authorization form. Checks drawn on the account may be payable to the order of any person in any amount over $500, but cannot be certified.
- The payee of the check may cash or deposit it just like any other check drawn on a bank.
- When the check is presented to State Street for payment, a sufficient number of full or fractional Administration Shares will be redeemed to cover the amount of the check.
- Canceled checks will be returned to the Service Organization by State Street.
- The check redemption privilege allows a Service Organization to receive the dividends declared on the Administration Shares that are to be redeemed until the check is actually processed. Because of this feature, accounts may not be completely liquidated by check.
- If the amount of the check is greater than the value of the Administration Shares held in the Service Organization's account, the check will be returned unpaid. In this case, the Service Organization may be subject to extra charges.
- The Trust reserves the right to limit the availability of, modify or terminate the check redemption privilege at any time with respect to any or all Service Organizations.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Service Organizations and other institutions (including banks, trust companies, brokers, and investment advisers) (''Institutions'') are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, Service Organizations and Institutions may set times by which they must receive redemption requests. Service Organizations and Institutions may also require additional documentation from you.

The Trust reserves the right to:

- Redeem the Administration Shares of any Service Organization whose account balance falls below the required Fund minimum as a result of a redemption. The Fund will give 60 days' prior written notice to allow a Service Organization to purchase sufficient additional shares of the Fund in order to avoid such redemption. Different rules may apply to investors who have established brokerage accounts with Goldman Sachs in accordance with the terms and conditions of their account agreements.
- Redeem the shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to the Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at the NAV on the day of reinvestment in additional Administration Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

A Service Organization may exchange Administration Shares of a Fund at NAV for shares of the corresponding class of another Goldman Sachs Fund.

The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ The recordholder name(s) and signature(s) ■ The account number ■ The Fund names and Class of Shares ■ The dollar amount you want to be exchanged ■ Mail your request to: Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund or the entire balance of the original Fund account should be exchanged, except that this requirement may be waived at the discretion of the Trust.
- Telephone exchanges normally will be made only to an identically registered account.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

What Types Of Reports Will I Be Sent Regarding Investments In Administration Shares?

You will receive an annual report containing audited financial statements and a semi-annual report. To eliminate unnecessary duplication, only one copy of such reports will be sent to shareholders with the same mailing address. If you would like a duplicate copy to be mailed to you, please contact Goldman Sachs Funds at 1-800-621-2550. The Funds do not generally provide sub-accounting services.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions.

Taxes on Distributions: Each Fund contemplates declaring as dividends each year all or substantially all of its net investment income. Fund distributions of investment income are generally taxable as ordinary income for federal tax purposes, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. To the extent that Fund distributions are attributable to interest on certain federal obligations or interest on obligations of your state of residence or its municipalities or authorities, they will in most cases be exempt from state and local income taxes. Distributions from the Tax-Exempt Funds that are designated as ''exempt interest dividends'' are generally not subject to federal income tax. Distributions of short-term capital gains are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. The Funds will inform shareholders of the character and tax status of all distributions promptly after the close of each calendar year.

You should note that a portion of the exempt-interest dividends paid by the Tax-Exempt Funds may be a preference item when determining your federal alternative minimum tax liability. Exempt-interest dividends are also taken into account in determining the taxable portion of social security or railroad retirement benefits. Any interest on indebtedness incurred by you to purchase or carry shares in the Tax-Exempt Funds generally will not be deductible for federal income tax purposes.

Other Information: When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold 28% of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so.

Distributions made by the Funds to non-U.S. investors between January 1, 2005 and December 31, 2007 will generally not be subject to U.S. withholding tax. In addition, Fund shares held by non-U.S. decedents will generally not be subject to U.S. estate tax for deaths occurring after December 31, 2004 and before January 1, 2008.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental policies and investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs. A Fund may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objective and policies.

U.S. Treasury Obligations and U.S. Government Securities. U.S. Treasury Obligations include securities issued or guaranteed by the U.S. Treasury (''U.S. Treasury Obligations''). Payment of principal and interest on these obligations is backed by the full faith and credit of the U.S. government. U.S. Treasury Obligations include, among other things, the separately traded principal and interest components of securities guaranteed or issued by the U.S. Treasury if such components are traded independently under the Separate Trading of Registered Interest and Principal of Securities program (''STRIPS'').

U.S. Government Securities are obligations issued or guaranteed by U.S. government agencies, authorities, instrumentalities or sponsored enterprises (''U.S. Government Securities''). Unlike U.S. Treasury Obligations, U.S. Government Securities can be supported by either (a) the full faith and credit of the U.S. Treasury (such as the Government National Mortgage Association (''Ginnie Mae'')); (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer.

U.S. Government Securities are deemed to include (a) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government, its agencies, authorities or instrumentalities; and (b) participations in loans made to foreign governments or their agencies that are so guaranteed. Certain of these participations may be regarded as illiquid. U.S. Government Securities also include zero coupon bonds.

Some Funds invest in U.S. Treasury Obligations and certain U.S. Government Securities the interest from which is generally exempt from state income taxation. Securities generally eligible for this exemption include those issued by the U.S. Treasury and certain agencies, authorities or instrumentalities of the U.S. government, including the Federal Home Loan Banks, Federal Farm Credit Banks and Tennessee Valley Authority.

U.S. Government Securities have historically involved little risk of loss of principal if held to maturity. However, no assurance can be given that the U.S. government will provide financial support to U.S. government agencies, authorities, instrumentalities or sponsored enterprises if it is not obligated to do so by law.

Bank Obligations. Bank obligations include certificates of deposit, commercial paper, unsecured bank promissory notes, bankers' acceptances, time deposits and other debt obligations. Certain Funds may invest in obligations issued or backed by U.S. banks when a bank has more than $1 billion in total assets at the time of purchase or is a branch or subsidiary of such a bank. In addition, certain Funds may invest in U.S. dollar-denominated obligations issued or guaranteed by foreign banks that have more than $1 billion in total assets at the time of purchase, U.S. branches of such foreign banks (Yankee obligations), foreign branches of such foreign banks and foreign branches of U.S. banks having more than $1 billion in total assets at the time of purchase. Bank obligations may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligation or by government regulation.

If a Fund invests more than 25% of its total assets in bank obligations (whether foreign or domestic), it may be especially affected by favorable and adverse developments in or related to the banking industry. The activities of U.S. and most foreign banks are subject to comprehensive regulations which, in the case of U.S. regulations, have undergone substantial changes in the past decade. The enactment of new legislation or regulations, as well as changes in interpretation and enforcement of current laws, may affect the manner of operations and profitability of domestic and foreign banks. Significant developments in the U.S. banking industry have included increased competition from other types of financial institutions, increased acquisition activity and geographic expansion. Banks may be particularly susceptible to certain economic factors, such as interest rate changes and adverse developments in the real estate markets. Fiscal and monetary policy and general economic cycles can affect the availability and cost of funds, loan demand and asset quality and thereby impact the earnings and financial conditions of banks.

Commercial Paper. A Fund may invest in commercial paper, including variable amount master demand notes and asset-backed commercial paper. Commercial paper normally represents short-term unsecured promissory notes issued in bearer form by banks or bank holding companies, corporations, finance companies and other issuers. The commercial paper purchased by a Fund consists of direct U.S. dollar-

denominated obligations of domestic or, in the case of certain Funds, foreign issuers. Asset-backed commercial paper is issued by a special purpose entity that is organized to issue the commercial paper and to purchase trade receivables or other financial assets. The credit quality of asset-backed commercial paper depends primarily on the quality of these assets and the level of any additional credit support.

Short-Term Obligations. A Fund may invest in other short-term obligations, including short-term funding agreements payable in U.S. dollars and issued or guaranteed by U.S. corporations, foreign corporations or other entities. A funding agreement is a contract between an issuer and a purchaser that obligates the issuer to pay a guaranteed rate of interest on a principal sum deposited by the purchaser. Funding agreements will also guarantee a stream of payments over time. A funding agreement has a fixed maturity date and may have either a fixed or variable interest rate that is based on an index and guaranteed for a set time period. Because there is normally no secondary market for these investments, funding agreements purchased by a Fund may be regarded as illiquid.

Repurchase Agreements. Certain Funds may enter into repurchase agreements with securities dealers and banks. Repurchase agreements are similar to collateralized loans, but are structured as a purchase of securities by a Fund, subject to the seller's agreement to repurchase the securities at a mutually agreed upon date and price. The difference between the original purchase price and the repurchase price is normally based on prevailing short-term interest rates. Under a repurchase agreement, the seller is required to furnish collateral at least equal in value or market price to the amount of the seller's repurchase obligation.

If the seller under a repurchase agreement defaults, a Fund could suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's cost associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy or insolvency proceedings concerning the seller, a Fund could suffer additional losses if the collateral held by the Fund is subject to a court ''stay'' that prevents the Fund from promptly selling the collateral. If this occurs, the Fund will bear the risk that the value of the collateral will decline below the repurchase price. Furthermore, a Fund could experience a loss if a court determines that the Fund's interest in the collateral is not enforceable.

In evaluating whether to enter into a repurchase agreement, the Investment Adviser will carefully consider the creditworthiness of the seller. Distributions of the income from repurchase agreements will be taxable to a Fund's shareholders. In addition, certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Asset-Backed and Receivables-Backed Securities. Certain Funds may invest in asset-backed and receivables-backed securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, mortgages, installment contracts and personal property. Asset-backed and receivables-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed and receivables-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. In addition, securities that are backed by credit card, automobile and similar types of receivables generally do not have the benefit of a security interest in collateral that is comparable in quality to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligation, there is the possibility that, in some cases, a Fund will be unable to possess and sell the underlying collateral and that a Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Foreign Government Obligations and Related Foreign Risks. Certain Funds may invest in foreign government obligations. Foreign government obligations that the Funds invest in are U.S. dollar-denominated obligations (limited to commercial paper and other notes) issued or guaranteed by a foreign government or other entity located or organized in a foreign country that maintains a short-term foreign currency rating in the highest short-term ratings category by the requisite number of NRSROs.

Investments by a Fund in foreign securities, whether issued by a foreign government, bank, corporation or other issuer, may present a greater degree of risk than investments in securities of domestic issuers because of less publicly-available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities, and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks. The legal remedies for investors may be more limited than the remedies available in the United States. In addition, changes in the exchange rate of a foreign currency relative to the U.S. dollar (e.g., weakening of the currency against the U.S. dollar) may adversely affect the ability of a foreign issuer to pay interest and repay principal on an obligation.

Municipal Obligations. Certain Funds may invest in municipal obligations. Municipal obligations are issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia. Municipal obligations in which a Fund may invest include fixed rate notes and similar debt instruments; variable and floating rate demand instruments; tax-exempt commercial paper; municipal bonds; and unrated notes, paper, bonds or other instruments.

Municipal Notes and Bonds. Municipal notes include tax anticipation notes (''TANs''), revenue anticipation notes (''RANs''), bond anticipation notes (''BANs''), tax and revenue anticipation notes (''TRANs'') and construction loan notes. Municipal bonds include general obligation bonds and revenue bonds. General obligation bonds are backed by the taxing power of the issuing municipality and are considered the safest type of municipal obligation. Revenue bonds are backed by the revenues of a project or facility such as the tolls from a toll bridge. Revenue bonds also include lease rental revenue bonds which are issued by a state or local authority for capital projects and are secured by annual lease payments from the state or locality sufficient to cover debt service on the authority's obligations. Industrial development bonds (''private activity bonds'') are a specific type of revenue bond backed by the credit and security of a private user and, therefore, have more potential risk. Municipal bonds may be issued in a variety of forms, including commercial paper, tender option bonds and variable and floating rate securities.

Tender Option Bonds. A tender option bond is a municipal obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term, tax-exempt rates. The bond is typically issued in conjunction with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which the institution grants the security holder the option, at periodic intervals, to tender its securities to the institution. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the bond's fixed coupon rate and the rate, as determined by a remarketing or similar agent, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. An institution will normally not be obligated to accept tendered bonds in the event of certain defaults or a significant downgrading in the credit rating assigned to the issuer of the bond. The tender option will be taken into account in determining the maturity of the tender option bonds and a Fund's average portfolio maturity. There is a risk that a Fund will not be considered the owner of a tender option bond for federal income tax purposes, and thus will not be entitled to treat such interest as exempt from federal income tax. Certain tender

option bonds may be illiquid or may become illiquid as a result of a credit rating downgrade, a payment default or a disqualification from tax-exempt status.

Revenue Anticipation Warrants. Revenue Anticipation Warrants (''RAWs'') are issued in anticipation of the issuer's receipt of revenues and present the risk that such revenues will be insufficient to satisfy the issuer's payment obligations. The entire amount of principal and interest on RAWs is due at maturity. RAWs, including those with a maturity of more than 397 days, may also be repackaged as instruments which include a demand feature that permits the holder to sell the RAWs to a bank or other financial institution at a purchase price equal to par plus accrued interest on each interest rate reset date.

Industrial Development Bonds. Certain Funds may invest in industrial development bonds (private activity bonds). Industrial development bonds are a specific type of revenue bond backed by the credit and security of a private user, the interest from which would be an item of tax preference when distributed by a Fund as ''exempt-interest dividends'' to shareholders under the AMT.

Other Municipal Obligation Policies. Certain Funds may invest 25% or more of the value of their respective total assets in municipal obligations which are related in such a way that an economic, business or political development or change affecting one municipal obligation would also affect the other municipal obligation. For example, a Fund may invest all of its assets in (a) municipal obligations the interest of which is paid solely from revenues from similar projects such as hospitals, electric utility systems, multi-family housing, nursing homes, commercial facilities (including hotels), steel companies or life care facilities; (b) municipal obligations whose issuers are in the same state; or (c) industrial development obligations. Concentration of a Fund's investments in these municipal obligations will subject the Fund, to a greater extent than if such investment was not so concentrated, to the risks of adverse economic, business or political developments affecting the particular state, industry or other area of concentration.

Municipal obligations may also include municipal leases, certificates of participation and ''moral obligation'' bonds. A municipal lease is an obligation issued by a state or local government to acquire equipment or facilities. Certificates of participation represent interests in municipal leases or other instruments, such as installment contracts. Moral obligation bonds are supported by the moral commitment but not the legal obligation of a state or municipality. Municipal leases, certificates of participation and moral obligation bonds present the risk that the state or municipality involved will not appropriate the monies to meet scheduled payments under these instruments.

Municipal obligations may be backed by letters of credit or other forms of credit enhancement issued by domestic banks or foreign banks which have a branch, agency or subsidiary in the United States or by other financial institutions such as insurance companies which may issue insurance policies with respect to municipal

obligations. The credit quality of these banks, insurance companies and other financial institutions could, therefore, cause a loss to a Fund that invests in municipal obligations. Letters of credit and other obligations of foreign banks and financial institutions may involve risks in addition to those of domestic obligations because of less publicly available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities and generally are not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks.

In order to enhance the liquidity, stability or quality of a municipal obligation, a Fund may acquire the right to sell the obligation to another party at a guaranteed price and date.

Custodial Receipts. Certain Funds may invest in custodial receipts representing interests in U.S. Government Securities, municipal obligations or other debt instruments held by a custodian or trustee. Custodial receipts evidence ownership of future interest payments, principal payments or both on notes or bonds issued or guaranteed as to principal or interest by the U.S. government, its agencies, instrumentalities, political subdivisions or authorities, or by a state or local governmental body or authority, or by other types of issuers. For certain securities law purposes, custodial receipts are not considered obligations of the underlying issuers. In addition, if for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account.

Other Investment Companies. A Fund may invest in securities of other investment companies subject to statutory limitations prescribed by the Act. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Such other investment companies will have investment objectives, policies and restrictions substantially similar to those of the acquiring Fund and will be subject to substantially the same risks. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money

market funds for which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Floating and Variable Rate Obligations. The Funds may purchase floating and variable rate obligations. The value of these obligations is generally more stable than that of a fixed rate obligation in response to changes in interest rate levels. Subject to the conditions for using amortized cost valuation under the Act, a Fund may consider the maturity of a variable or floating rate obligation to be shorter than its ultimate stated maturity if the obligation is a U.S. Treasury Obligation or U.S. Government Security, if the obligation has a remaining maturity of 397 calendar days or less, or if the obligation has a demand feature that permits the Fund to receive payment at any time or at specified intervals not exceeding 397 calendar days. The issuers or financial intermediaries providing demand features may support their ability to purchase the obligations by obtaining credit with liquidity supports. These may include lines of credit, which are conditional commitments to lend, and letters of credit, which will ordinarily be irrevocable, both of which may be issued by domestic banks or foreign banks. A Fund may purchase variable or floating rate obligations from the issuers or may purchase certificates of participation, a type of floating or variable rate obligation, which are interests in a pool of debt obligations held by a bank or other financial institution.

When-Issued Securities and Forward Commitments. The Funds may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price and yield to a Fund at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Illiquid Securities. Each Fund may invest up to 10% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain municipal leases and participation interests
- Certain stripped mortgage-backed securities

- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933.

Investing in restricted securities may decrease the liquidity of a Fund's portfolio.

Borrowings. Each Fund may borrow up to 33⅓% of its total assets from banks for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its net assets. For more information, see the Additional Statement.

Downgraded Securities. After its purchase, a portfolio security may be assigned a lower rating or cease to be rated. If this occurs, a Fund may continue to hold the security if the Investment Adviser believes it is in the best interest of the Fund and its shareholders.

Special Risks and Policies Applicable to the Tax-Exempt Funds:

Fundamental Policies. As a matter of fundamental policy, at least 80% of the net assets of the Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios will ordinarily be invested in municipal obligations, the interest from which is, in the opinion of bond counsel, if any, excluded from gross income for federal income tax purposes. In addition, as a matter of fundamental policy, at least 80% of the Tax-Exempt California and Tax-Exempt New York Portfolios' net assets will be invested in California and New York municipal obligations, respectively, except in extraordinary circumstances.

For these purposes, California and New York municipal obligations are obligations issued by or on behalf of the State of California or the State of New York, respectively, and their respective political subdivisions, agencies and instrumentalities and the government of Puerto Rico, the U.S. Virgin Islands and Guam, the interest from which is excluded from gross income for federal income tax purposes and is exempt from California State personal income tax or New York State and New York City personal income tax. Each Tax-Exempt Fund may temporarily invest in taxable money market instruments or, in the case of the Tax-Exempt California and New York Portfolios, in municipal obligations that are not California or New York municipal obligations, respectively, when acceptable California and New York municipal obligations are not available or when the Investment Adviser believes that the market conditions dictate a defensive posture. Investments in taxable money market instruments will be limited to those meeting the quality standards of each Tax-Exempt Fund. The Tax-Exempt California and Tax-Exempt New York Portfolios' distributions of interest from municipal obligations other than California and New York municipal obligations, respectively, may be subject to

California and New York State and New York City personal income taxes. In addition, dividends paid by the Portfolios may be subject to state corporate franchise and corporate income taxes, if applicable.

Risks of Investing in California and New York: The Tax-Exempt California and Tax-Exempt New York Portfolios concentrate their investments in California and New York municipal obligations. Consequently, these Funds are more susceptible to factors adversely affecting issuers of California and New York municipal obligations, and may be riskier than comparable municipal bond funds and money market funds that do not emphasize these issuers to this degree.

The Tax-Exempt California Portfolio's investments can be affected by political and economic developments within the State of California (''California''), and by the financial condition of California's public authorities and political subdivisions. As of early 2005, California's economy was recovering from a recession, with moderate growth predicted to mirror the national economy. The early 2000's recession and stock market drop created State budget gaps as high as $38 billion, and a large budget deficit. Part of this deficit has been funded with the issuance to date of $11 billion of a total of $15 billion of sales-tax backed general obligation bonds approved by the voters in March 2004. However, the State still faces a multi-billion dollar structural budget gap which must be addressed for the upcoming 2005-06 fiscal year and future years. California voters in the past have approved amendments to the California Constitution and other measures that limit the taxing and spending authority of California government entities, and future initiatives could result in adverse consequences affecting California municipal obligations. In part as a result of such initiatives, both the state and local governments in California face fiscal difficulties in varying degrees.

These factors, among others (including the outcome of related pending litigation), could reduce the credit standing of certain issuers of California municipal obligations. A more detailed discussion of the risks of investing in California is included in the Additional Statement.

The Tax-Exempt New York Portfolio's investments will be affected by political and economic developments within the State of New York (the ''State''), and by the financial conditions of the State, its public authorities and political subdivisions, particularly the City of New York (the ''City''). Certain substantial issuers of New York municipal obligations (including issuers whose obligations may be acquired by the Fund) have, at times, experienced serious financial difficulties. The default or credit rating downgrade of one of these issuers could affect the market values and marketability of all New York municipal obligations and hurt the Portfolio's investment performance. However, strong demand for New York municipal obligations has also at times had the effect of permitting New York municipal

obligations to be issued with yields relatively lower, and after issuance, to trade in the market at prices relatively higher, than comparably rated municipal obligations issued by other jurisdictions. A recurrence of the financial difficulties previously experienced by certain issuers of New York municipal obligations could result in defaults or declines in the market values of those issuers' existing obligations and, possibly, in the obligations of other issuers of New York municipal obligations. Although as of the date of this Prospectus, no issuers were in default with respect to the payment of their New York municipal obligations, the occurrence of any such default could materially affect adversely the market values and marketability of all New York municipal obligations and, consequently, the value of the Fund's holdings. A more detailed discussion of the risks of investing in New York is included in the Additional Statement.

If California, New York, or any of their local governmental entities are unable to meet their financial obligations, the corresponding Fund's income, NAV, ability to preserve or realize appreciation of capital or liquidity could be adversely affected. Also, neither of these Funds is a diversified fund under the Act (except to the extent that diversification is required by Rule 2a-7 or for federal income tax purposes). Because they may invest a larger percentage of their assets in the securities of fewer issuers than do diversified funds, these Funds may be exposed to greater risk in that an adverse change in the condition of one or a small number of issuers would have a greater impact on them.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). The information has been audited by PricewaterhouseCoopers LLP, whose report, along with a Fund's financial statements, is included in the Funds' annual report (available upon request).

PRIME OBLIGATIONS PORTFOLIO

	ILA Administration Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.008	0.006	0.01	0.04	0.06
Distributions to unit/shareholders	(0.008)	(0.006)	(0.01)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.85%	0.64%	1.30%	3.63%	5.98%
Net assets, end of year (in 000s)	$65,049	$66,235	$77,988	$123,869	$71,230
Ratio of net expenses to average net assets	0.58%	0.59%	0.58%	0.58%	0.58%
Ratio of net investment income to average net assets	0.86%	0.65%	1.29%	3.38%	5.87%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.62%	0.59%	0.59%	0.58%	0.58%
Ratio of net investment income to average net assets	0.82%	0.65%	1.28%	3.38%	5.87%

See page 69 for all footnotes.

MONEY MARKET PORTFOLIO

	ILA Administration Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.009	0.007	0.01	0.04	0.06
Distributions to unit/shareholders	(0.009)	(0.007)	(0.01)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.88%	0.69%	1.37%	3.87%	6.02%
Net assets, end of year (in 000s)	$832,256	$598,213	$429,751	$394,078	$321,440
Ratio of net expenses to average net assets	0.57%	0.56%	0.56%	0.56%	0.56%
Ratio of net investment income to average net assets	0.91%	0.67%	1.36%	3.73%	6.12%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.57%	0.56%	0.56%	0.56%	0.56%
Ratio of net investment income to average net assets	0.91%	0.67%	1.36%	3.73%	6.12%

See page 69 for all footnotes.

TREASURY OBLIGATIONS PORTFOLIO

	ILA Administration Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.008	0.006	0.01	0.03	0.06
Distributions to unit/shareholders	(0.008)	(0.006)	(0.01)	(0.03)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.76%	0.59%	1.27%	3.46%	5.79%
Net assets, end of year (in 000s)	$12,900	$17,723	$19,567	$16,595	$15,095
Ratio of net expenses to average net assets	0.58%	0.57%	0.56%	0.58%	0.57%
Ratio of net investment income to average net assets	0.74%	0.55%	1.19%	3.39%	5.51%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.58%	0.57%	0.56%	0.59%	0.57%
Ratio of net investment income to average net assets	0.74%	0.55%	1.19%	3.38%	5.51%

See page 69 for all footnotes.

TREASURY INSTRUMENTS PORTFOLIO

	ILA Administration Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.007	0.005	0.01	0.03	0.05
Distributions to unit/shareholders	(0.007)	(0.005)	(0.01)	(0.03)	(0.05)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.70%	0.50%	1.17%	3.43%	5.46%
Net assets, end of year (in 000s)	$33,103	$31,275	$25,910	$18,842	$21,875
Ratio of net expenses to average net assets	0.58%	0.59%	0.58%	0.58%	0.58%
Ratio of net investment income to average net assets	0.68%	0.44%	1.09%	3.23%	5.20%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.59%	0.60%	0.59%	0.62%	0.60%
Ratio of net investment income to average net assets	0.67%	0.43%	1.08%	3.19%	5.18%

See page 69 for all footnotes.

GOVERNMENT PORTFOLIO

	ILA Administration Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.008	0.006	0.01	0.03	0.06
Distributions to unit/shareholders	(0.008)	(0.006)	(0.01)	(0.03)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.82%	0.58%	1.18%	3.53%	5.89%
Net assets, end of year (in 000s)	$12,609	$12,864	$11,398	$6,027	$ 562
Ratio of net expenses to average net assets	0.58%	0.59%	0.58%	0.58%	0.58%
Ratio of net investment income to average net assets	0.82%	0.56%	1.15%	2.84%	5.57%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.71%	0.68%	0.68%	0.64%	0.63%
Ratio of net investment income to average net assets	0.69%	0.47%	1.05%	2.78%	5.52%

See page 69 for all footnotes.

FEDERAL PORTFOLIO

	ILA Administration Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.008	0.006	0.01	0.04	0.06
Distributions to unit/shareholders	(0.008)	(0.006)	(0.01)	(0.04)	(0.06)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.82%	0.64%	1.32%	3.74%	5.87%
Net assets, end of year (in 000s)	$1,412,667	$1,029,112	$964,512	$1,044,722	$620,138
Ratio of net expenses to average net assets	0.56%	0.56%	0.56%	0.56%	0.55%
Ratio of net investment income to average net assets	0.84%	0.62%	1.31%	3.45%	6.01%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.56%	0.56%	0.56%	0.56%	0.55%
Ratio of net investment income to average net assets	0.84%	0.62%	1.31%	3.45%	6.01%

See page 69 for all footnotes.

TAX-EXEMPT DIVERSIFIED PORTFOLIO

	ILA Administration Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.007	0.005	0.01	0.02	0.04
Distributions to unit/shareholders	(0.007)	(0.005)	(0.01)	(0.02)	(0.04)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.67%	0.52%	0.96%	2.28%	3.58%
Net assets, end of year (in 000s)	$1,338,658	$792,220	$401,548	$357,182	$130,767
Ratio of net expenses to average net assets	0.56%	0.56%	0.56%	0.55%	0.56%
Ratio of net investment income to average net assets	0.69%	0.50%	0.96%	2.03%	3.64%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.56%	0.56%	0.57%	0.56%	0.57%
Ratio of net investment income to average net assets	0.69%	0.50%	0.95%	2.02%	3.63%

See page 69 for all footnotes.

TAX-EXEMPT CALIFORNIA PORTFOLIO

	ILA Administration Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.006	0.005	0.01	0.02	0.03
Distributions to unit/shareholders	(0.006)	(0.005)	(0.01)	(0.02)	(0.03)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.62%	0.46%	0.85%	1.92%	3.02%
Net assets, end of year (in 000s)	$273,919	$233,371	$98,643	$70,281	$27,490
Ratio of net expenses to average net assets	0.58%	0.57%	0.58%	0.58%	0.56%
Ratio of net investment income to average net assets	0.64%	0.41%	0.84%	1.82%	2.99%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.60%	0.58%	0.59%	0.60%	0.57%
Ratio of net investment income to average net assets	0.62%	0.40%	0.83%	1.80%	2.98%

See page 69 for all footnotes.

TAX-EXEMPT NEW YORK PORTFOLIO

	ILA Administration Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.006	0.005	0.01	0.02	0.03
Distributions to unit/shareholders	(0.006)	(0.005)	(0.01)	(0.02)	(0.03)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.63%	0.47%	0.83%	2.07%	3.41%
Net assets, end of year (in 000s)	$174,135	$124,113	$99,406	$116,028	$82,019
Ratio of net expenses to average net assets	0.58%	0.59%	0.58%	0.58%	0.58%
Ratio of net investment income to average net assets	0.65%	0.47%	0.83%	2.04%	3.44%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.61%	0.62%	0.62%	0.62%	0.62%
Ratio of net investment income to average net assets	0.62%	0.44%	0.79%	2.00%	3.40%

See page 69 for all footnotes.

Footnotes:

a *Calculated based on the average units/shares outstanding methodology.*

b *Assumes investment reinvestment of all distributions. Returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on fund distributions.*

Index

Institutional Liquid Assets

Prospectus (ILA Administration Units)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550. You can also access and download the annual and semi-annual reports and the Additional Statement at the Funds' website: http://www.gs.com/funds.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-621-2550
- By mail: Goldman Sachs Funds, P.O. Box 06050
Chicago, IL 60606-6306
- By e-mail: gs-funds@gs.com
- On the Internet: SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs

Asset
Management

ILAPROADMM

Prospectus

Class A, B and C Shares

April 29, 2005

GOLDMAN SACHS SPECIALTY FUNDS

- Goldman Sachs Tollkeeper Fund℠ (formerly, Internet Tollkeeper Fund)
- Goldman Sachs CORE℠ Tax-Managed Equity Fund
- Goldman Sachs Real Estate Securities Fund

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN A FUND INVOLVES INVESTMENT RISKS, AND YOU MAY LOSE MONEY IN A FUND.


Goldman
Sachs

Asset Management

General Investment Management Approach

Goldman Sachs Asset Management, L.P. (''GSAM®'') serves as investment adviser to the Tollkeeper, CORE Tax-Managed Equity and Real Estate Securities Funds. CORE is an acronym for ''Computer-Optimized, Research Enhanced,'' which reflects the CORE Tax-Managed Equity Fund's investment process. GSAM is referred to in this Prospectus as the ''Investment Adviser.''

GROWTH STYLE FUNDS—TOLLKEEPER FUND

THIS FUND INVESTS IN ''TOLLKEEPER'' COMPANIES (AS DESCRIBED ON PAGES 4 AND 5), AND ITS NET ASSET VALUE (NAV) MAY FLUCTUATE SUBSTANTIALLY OVER TIME. BECAUSE THE FUND CONCENTRATES ITS INVESTMENTS IN TOLLKEEPER COMPANIES, THE FUND'S PERFORMANCE MAY BE SUBSTANTIALLY DIFFERENT FROM THE RETURNS OF THE BROADER STOCK MARKET. PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE RETURNS AND, DEPENDING ON THE TIMING OF YOUR INVESTMENT, YOU MAY LOSE MONEY EVEN IF THE FUND'S PAST RETURNS HAVE OUTPERFORMED THE FUND'S BENCHMARK DURING SPECIFIED PERIODS OF TIME. THE FUND'S PARTICIPATION IN THE INITIAL PUBLIC OFFERING (IPO) MARKET DURING ITS INITIAL START-UP PHASE MAY HAVE HAD A MAGNIFIED IMPACT ON THE FUND'S PERFORMANCE BECAUSE OF ITS RELATIVELY SMALL ASSET BASE AT THAT TIME. IT IS PROBABLE THAT THE EFFECT OF IPO INVESTMENTS ON THE FUND'S FUTURE PERFORMANCE WILL NOT BE AS SIGNIFICANT.

Goldman Sachs' Growth Investment Philosophy:

1. Invest as if buying the company/business, not simply trading its stock:

- Understand the business, management, products and competition.
- Perform intensive, hands-on fundamental research.
- Seek businesses with strategic competitive advantages.
- Over the long-term, expect each company's stock price ultimately to track the growth in the value of the business.

2. ***Buy high-quality growth businesses that possess strong business franchises, favorable long-term prospects and excellent management.***
3. ***Purchase superior long-term growth companies at a favorable price—seek to purchase at a fair valuation, giving the investor the potential to fully capture returns from above-average growth rates.***

Growth companies have earnings expectations that exceed those of the stock market as a whole.

REAL ESTATE SECURITIES FUND

Goldman Sachs' Real Estate Securities Investment Philosophy:

When choosing the Fund's securities, the Investment Adviser:

- Selects stocks based on quality of assets, experienced management and a sustainable competitive advantage.
- Seeks to buy securities at a discount to the intrinsic value of the business (assets and management).
- Seeks a team approach to decision making.

Over time, REITs (which stands for Real Estate Investment Trusts) have offered investors important diversification and competitive total returns versus the broad equity market.

QUANTITATIVE (''CORE'') STYLE FUND

Goldman Sachs' CORE Tax-Managed Investment Philosophy:

Goldman Sachs' quantitative style of funds management—CORE—emphasizes the three building blocks of active management: **stock selection, portfolio construction** and **efficient implementation.**

I. CORE Stock Selection

The CORE Fund uses GSAM's proprietary multifactor model (''Multifactor Model''), a rigorous computerized rating system, to forecast the returns of securities held in the Fund's portfolio. The Multifactor Model incorporates common variables covering measures of:

- ***Analyst Sentiment*** (What do fundamental analysts think about the company and its prospects?)
- ***Value*** (How is the company priced relative to fundamental accounting measures?)
- ***Momentum*** (What are medium-term price trends? How has the price responded to new information?)

- ***Profitability*** (What is the company's margin on sales? How efficient are its operations?)
- ***Earnings Quality*** (Were earnings derived from sustainable (cash-based) sources?)
- ***Management Impact*** (How is the company's management employing its capital?)

All of the above factors are carefully evaluated within the Multifactor Model since each has demonstrated a significant impact on the performance of the securities and markets they were designed to forecast. Stock selection in this process applies quantitative methods to evaluate company fundamentals.

II. CORE Portfolio Construction

A proprietary risk model, which is intended to identify and measure risk as accurately as possible, includes all the above factors used in the return model to select stocks, as well as several other factors associated with risk but not return. In this process, the Investment Adviser manages risk by attempting to limit deviations from the benchmark, and by attempting to run a size and sector neutral portfolio. All investment decisions consider expected after-tax returns including realizing capital losses to offset realized gains, creating loss carry-forwards, and identifying securities for in-kind distribution. A **computer optimizer** evaluates many different security combinations (considering many possible weightings) in an effort **to construct the most efficient risk/return portfolio** given the Fund's benchmark.

III. Efficient Implementation

The portfolio management team considers transaction costs at each step of the investment process. The team incorporates expected portfolio turnover when assigning weights to the variables of the Multifactor Model. The team also factors expected execution costs into portfolio construction and evaluates multiple trading options. The team then selects the trading strategy it believes will minimize the total transaction costs to the Fund.

> Goldman Sachs CORE Tax-Managed Equity Fund is a fully invested portfolio that offers broad access to a well-defined stock universe, seeks to outperform its benchmark on an after-tax basis through consistent, disciplined stock selection, and is intended to be an effective tool for implementing a tax-managed strategy within an overall investment portfolio.

References in this Prospectus to a Fund's benchmark or benchmarks are for informational purposes only, and unless otherwise noted are not an indication of how a particular Fund is managed.

Fund Investment Objectives and Strategies

Goldman Sachs Tollkeeper Fund (formerly, Internet Tollkeeper Fund)

FUND FACTS

Objective:	Long-term growth of capital
Investment Focus:	U.S. equity investments that offer long-term capital appreciation with a primary focus on technology, media and service companies
Investment Style:	Growth
Symbol:	Class A: GITAX; Class B: GITBX; Class C: GITCX

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in equity investments in ''Tollkeeper'' companies (as described below). The Fund seeks to achieve its investment objective by investing in equity investments of companies that the Investment Adviser believes are well positioned to benefit from the proliferation of technology. Although the Fund invests primarily in publicly traded U.S. securities, it may invest up to 25% of its total assets in foreign securities, including securities of issuers in emerging markets or countries (''emerging countries'') and securities quoted in foreign currencies.

The Fund intends to invest a substantial portion of its assets in companies the Investment Adviser describes as Tollkeepers. In general, the Investment Adviser defines a Tollkeeper company as a high-quality technology, media or service company that adopts or uses technology to improve its cost structure, revenue opportunities or competitive advantage. The Investment Adviser seeks to identify Tollkeeper companies that exhibit many of the following characteristics:

- Strong brand name
- Dominant market share
- Recurring revenue streams
- Free cash flow generation
- Long product life cycle
- Enduring competitive advantage
- Excellent management

To the Investment Adviser, Tollkeeper connotes a promising growth business. Like a toll collector for a highway or bridge, Tollkeeper companies may grow revenue by increasing ''traffic,'' or customers and sales, and raising ''tolls,'' or prices, and margins. The Investment Adviser believes that the characteristics of many Tollkeeper companies, including dominant market share, strong brand name and recurring revenue or the ability to generate free cash flow, should enable them to consistently grow their business. The Investment Adviser does not define companies that are capital intensive, low margin businesses as Tollkeepers (although the Investment Adviser may invest in such companies as part of the Fund's 20% basket of securities which are not or may not be Tollkeepers).

The Internet is an example of a technology that the Investment Adviser believes will drive growth for many Tollkeeper businesses. The Internet has had, and is expected to continue to have, a significant impact on the global economy, as it changes the way many companies operate. Benefits of the Internet for businesses may include global scalability, acquisition of new clients, new revenue sources and increased efficiencies. Tollkeeper companies adopting Internet technologies to improve their business model include technology, media and service companies.

Because of its focus on technology, media and service companies, the Fund's investment performance will be closely tied to many factors which affect technology, media and service companies. These factors include intense competition, consumer preferences, problems with product compatibility and government regulation. Tollkeeper securities may experience significant price movements caused by disproportionate investor optimism or pessimism with little or no basis in fundamental economic conditions. The Fund may also invest in a relatively few number of issuers. As a result, the Fund's NAV is more likely to have greater fluctuations than that of a fund which is more diversified or invests in other industries.

Goldman Sachs CORE Tax-Managed Equity Fund

FUND FACTS

Objective:	Long-term after-tax growth of capital
Benchmark:	Russell 3000 Index
Investment Focus:	A total market, broadly diversified portfolio of U.S. equity investments
Investment Style:	Tax-managed quantitative focus
Symbol:	Class A: GCTAX; Class B: GCTBX; Class C: GCTCX

INVESTMENT OBJECTIVE

The Fund seeks to provide long-term after-tax growth of capital through tax-sensitive participation in a broadly diversified portfolio of U.S. equity securities.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in equity investments in U.S. issuers, including foreign issuers that are traded in the United States.

The Fund uses both a variety of quantitative techniques and fundamental research when selecting investments which have the potential to maximize the Fund's after-tax return, and minimize capital gains and income distributions. The Fund will seek to maintain risk, style, capitalization and industry characteristics similar to the Russell 3000 Index.

Tax-Managed Investing. In managing the Fund, the Investment Adviser balances investment considerations and tax considerations. The Fund seeks to achieve returns primarily in the form of price appreciation (which is not subject to current tax), and may use different strategies in seeking tax-efficiency. These strategies include:

- Offsetting long-term and short-term capital gains with long-term and short-term capital losses and creating loss carry-forward positions
- Limiting portfolio turnover that may result in taxable gains
- Selling tax lots of securities that have a higher tax basis before selling tax lots of securities that have a lower tax basis

In situations where the Fund would otherwise be required to sell portfolio securities to meet shareholder redemption requests (and possibly realizing taxable gains), the Fund may borrow money to make the necessary redemption payments. In addition, Goldman Sachs may, but would not in any instance be required to, make contemporaneous purchases of Fund shares for its own account that would provide the Fund with cash to meet its redemption payment obligations.

When the Fund borrows money, the Investment Adviser intends to hedge the excess market exposure created by borrowing. There is no guarantee such hedging will be completely effective.

The Fund may not achieve its investment objective of providing ‘‘after-tax’’ growth of capital for various reasons. Implementation of tax-managed investment strategies may not materially reduce the amount of taxable income and capital gains distributed by the Fund to shareholders.

Other. The Fund’s investments in fixed-income securities are limited to securities that are considered cash equivalents.

The Fund is not a suitable investment for IRAs, other tax-exempt or tax-deferred accounts or for other investors who are not sensitive to the federal income tax consequences of their investments.

Goldman Sachs
Real Estate Securities Fund

FUND FACTS

Objective:	Total return comprised of long-term growth of capital and dividend income
Benchmark:	Wilshire Real Estate Securities Index
Investment Focus:	REITs and real estate operating companies
Investment Style:	Growth at a discount
Symbol:	Class A: GREAX; Class B: GREBX; Class C: GRECX

INVESTMENT OBJECTIVE

The Fund seeks total return comprised of long-term growth of capital and dividend income.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, substantially all and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in issuers that are primarily engaged in or related to the real estate industry. The Fund expects that a substantial portion of its assets will be invested in REITs and real estate industry companies.

A ''real estate industry company'' is a company that derives at least 50% of its gross revenues or net profits from the ownership, development, construction, financing, management or sale of commercial, industrial or residential real estate or interests therein.

The Fund's investment strategy is based on the premise that property market fundamentals are the primary determinant of growth, underlying the success of companies in the real estate industry. The Investment Adviser focuses on companies that can achieve sustainable growth in cash flow and dividend paying capability. The Investment Adviser attempts to purchase securities so that its underlying portfolio will be diversified geographically and by property type. Although the Fund will invest primarily in publicly traded U.S. securities, it may

invest up to 15% of its total assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. Equity REITs may be affected by changes in the value of the underlying property owned by the REITs. Mortgage REITs may be affected by the quality of any credit extended. REITs are dependent upon management skill, may not be diversified, and are subject to heavy cash flow dependency, default by borrowers and self-liquidation. REITs are also subject to the possibilities of failing to qualify for tax free pass-through of income and failing to maintain their exemptions from investment company registration. REITs whose underlying properties are concentrated in a particular industry or geographic region are also subject to risks affecting such industries and regions.

REITs (especially mortgage REITs) are also subject to interest rate risks. When interest rates decline, the value of a REIT's investment in fixed rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a REIT's investment in fixed rate obligations can be expected to decline. In contrast, as interest rates on adjustable rate mortgage loans are reset periodically, yields on a REIT's investment in such loans will gradually align themselves to reflect changes in market interest rates, causing the value of such investments to fluctuate less dramatically in response to interest rate fluctuations than would investments in fixed rate obligations.

The REIT investments of the Real Estate Securities Fund often do not provide complete tax information to the Fund until after the calendar year-end. Consequently, because of the delay, it may be necessary for the Fund to request permission to extend the deadline for issuance of Forms 1099-DIV beyond January 31.

Other. The Fund may invest up to 20% of its total assets in fixed-income investments, such as government, corporate debt and bank obligations, that offer the potential to further the Fund's investment objective.

Other Investment Practices and Securities

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences between the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual and semi-annual reports. For more information about these and other investment practices and securities see Appendix A. Each Fund publishes on its website (http://www.gs.com/funds) complete portfolio holdings for the Fund as of the end of each calendar quarter subject to a fifteen calendar-day lag between the date of the information and the date on which the information is disclosed. In addition, the Funds publish on their website month-end top ten holdings subject to a ten calendar-day lag between the date of the information and the date on which the information is disclosed. This information will be available on the website until the date on which a Fund files its next quarterly portfolio holdings report on Form N-CSR or Form N-Q with the SEC.

10 Percent of total assets (including securities lending collateral) *(italic type)*

10 Percent of net assets (excluding borrowings for investment purposes) (roman type)

• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund

— Not permitted

	Tollkeeper Fund	CORE Tax-Managed Equity Fund	Real Estate Securities Fund
Investment Practices			
Borrowings	*33⅓*	*33⅓*	*33⅓*
Credit, Currency, Index, Interest Rate, Total Return and Mortgage Swaps*	—	—	15
Cross Hedging of Currencies	•	—	•
Custodial Receipts and Trust Certificates	•	•	•
Equity Swaps*	15	15	15
Foreign Currency Transactions**	•	—	•
Futures Contracts and Options on Futures Contracts	•	•[3]	•
Interest Rate Caps, Floors and Collars	—	•	•
Investment Company Securities (including exchange-traded funds)	*10*	*10*	*10*
Mortgage Dollar Rolls	—	—	•
Options on Foreign Currencies[1]	•	—	•
Options on Securities and Securities Indices[2]	•	•	•
Repurchase Agreements	•	•	•
Securities Lending	*33⅓*	*33⅓*	*33⅓*
Short Sales Against the Box	25	—	25
Unseasoned Companies	•	•	•
Warrants and Stock Purchase Rights	•	•	•
When-Issued Securities and Forward Commitments	•	•	•

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*

** *Limited by the amount each Fund may invest in foreign securities.*

[1] *The Tollkeeper and Real Estate Securities Funds may purchase and sell call and put options.*

[2] *The Funds may sell covered call and put options and purchase call and put options.*

[3] *The CORE Tax-Managed Equity Fund may enter into futures transactions only with respect to U.S. equity indices.*

10 Percent of total assets (excluding securities lending collateral) *(italic type)*
10 Percent of Net Assets (including borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	Tollkeeper Fund	CORE Tax-Managed Equity Fund	Real Estate Securities Fund
Investment Securities			
American, European and Global Depositary Receipts	•	•[4]	•
Asset-Backed and Mortgage-Backed Securities[5]	•	—	•
Bank Obligations[5]	•	•	•
Convertible Securities[6]	•	•	•
Corporate Debt Obligations[5]	•	•	•
Equity Investments	80+	80+	80+
Emerging Country Securities[7]	*25*	—	*15*
Fixed Income Securities	*20*	*20*[8]	*20*
Foreign Securities[7]	*25*	•[9]	*15*
Non-Investment Grade Fixed Income Securities	*20*[10]	—	*20*[10]
Real Estate Investment Trusts	•	•	•
Stripped Mortgage-Backed Securities[5]	—	—	•
Structured Securities*[5]	•	•	•
Temporary Investments	•	*35*	•
U.S. Government Securities[5]	•	•	•
Yield Curve Options and Inverse Floating Rate Securities	—	—	•

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
[4] *The CORE Tax-Managed Equity Fund does not invest in European Depositary Receipts.*
[5] *Limited by the amount the Fund invests in fixed-income securities.*
[6] *Convertible securities purchased by the Funds use the same rating criteria for convertible and non-convertible debt securities.*
[7] *The Tollkeeper and Real Estate Securities Funds may invest in the aggregate up to 25% and 15%, respectively, of their total assets in foreign securities, including emerging country securities.*
[8] *Cash equivalents only.*
[9] *Equity securities of foreign issuers must be traded in the United States.*
[10] *May be BB or lower by Standard & Poor's Rating Group (''Standard & Poor's'') or Ba or lower by Moody's Investors Service, Inc. (''Moody's'') or have a comparable rating by another nationally-recognized statistical rating organization at the time of investment.*

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable
— Not applicable

	Tollkeeper Fund	CORE Tax-Managed Equity Fund	Real Estate Securities Fund
Credit/Default	•	•	•
Foreign	•	•	•
Emerging Countries	•	—	•
Industry Concentration	•	—	•
Stock	•	•	•
Derivatives	•	•	•
Interest Rate	•	•	•
IPO	•	—	•
Management	•	•	•
Market	•	•	•
Liquidity	•	•	•
REIT	•	•	•
Investment Style	•	•	•
Mid Cap and Small Cap	•	•	•
Internet	•	—	—
Tax-Managed Investment Risk	—	•	—

General Risks:

- ***Credit/Default Risk***—The risk that an issuer or guarantor of fixed-income securities held by a Fund may default on its obligation to pay interest and repay principal.
- ***Foreign Risk***—The risk that when a Fund invests in foreign securities, it will be subject to risk of loss not typically associated with domestic issuers. Loss may result because of less foreign government regulation, less public information and less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions. A Fund will also be subject to the risk of negative foreign currency rate fluctuations.

Foreign risks will normally be greatest when a Fund invests in issuers located in emerging countries.

- ***Emerging Countries Risk***—The securities markets of Asian, Latin, Central and South American, Eastern European, Middle Eastern, African and other emerging countries are less liquid, are especially subject to greater price volatility, have smaller market capitalizations, have less government regulation and are not subject to as extensive and frequent accounting, financial and other reporting requirements as the securities markets of more developed countries. Further, investment in equity securities of issuers located in certain emerging countries involves risk of loss resulting from problems in share registration and custody and substantial economic and political disruptions. These risks are not normally associated with investments in more developed countries.
- ***Industry Concentration Risk***—The risk that a Fund concentrates its investments in specific industry sectors that have historically experienced substantial price volatility. A Fund is subject to greater risk of loss as a result of adverse economic, business or other developments than if its investments were diversified across different industry sectors. Securities of issuers held by a Fund may lack sufficient market liquidity to enable a Fund to sell the securities at an advantageous time or without a substantial drop in price.
- ***Stock Risk***—The risk that stock prices have historically risen and fallen in periodic cycles. Recently, U.S. and foreign stock markets have experienced substantial price volatility.
- ***Derivatives Risk***—The risk that loss may result from a Fund's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to a Fund.
- ***Interest Rate Risk***—The risk that when interest rates increase, fixed-income securities held by a Fund will decline in value. Long-term fixed-income securities will normally have more price volatility because of this risk than short-term fixed-income securities.
- ***IPO Risk***—The risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When a Fund's asset base is small, a significant portion of the Fund's performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Fund. As the Fund's assets grow, the effect of the Fund's investments in IPOs on the Fund's performance probably will decline, which could reduce the Fund's performance.
- ***Management Risk***—The risk that a strategy used by the Investment Adviser may fail to produce the intended results.

- ***Market Risk***—The risk that the value of the securities in which a Fund invests may go up or down in response to the prospects of individual companies, particular industry sectors or governments and/or general economic conditions. Price changes may be temporary or last for extended periods.
- ***Liquidity Risk***—The risk that a Fund will not be able to pay redemption proceeds within the time period stated in this Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. Funds that invest in non-investment grade fixed-income securities, small and mid-capitalization stocks, REITs or emerging country issuers will be especially subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities within particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions whether or not accurate. The Goldman Sachs Asset Allocation Portfolios (the ''Asset Allocation Portfolios'') expect to invest a significant percentage of their assets in the Real Estate Securities Fund and other funds for which GSAM or an affiliate now or in the future acts as investment adviser or underwriter. Redemptions by an Asset Allocation Portfolio of its position in a Fund may further increase liquidity risk and may impact a Fund's NAV.
- ***REIT Risk***—Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. REITs whose underlying properties are concentrated in a particular industry or geographic region are also subject to risks affecting such industries and regions. The securities of REITs involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable a Fund to effect sales at an advantageous time or without a substantial drop in price.
- ***Mid Cap and Small Cap Risk***—The securities of small capitalization and mid-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable a Fund to effect sales at an advantageous time or without a substantial drop in price.
- ***Investment Style Risk***—Different investment styles tend to shift in and out of favor depending upon market and economic conditions as well as investor sentiment. A Fund may outperform or underperform other funds that employ a different investment style. Examples of different investment styles include growth and value investing. Growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth of earnings potential. Also, since growth companies usually invest a high portion of earnings in their business, growth stocks may lack the dividends of some value stocks that can

cushion stock prices in a falling market. Growth oriented funds will typically underperform when value investing is in favor. Value stocks are those that are undervalued in comparison to their peers due to adverse business developments or other factors.

Other Specific Risks:

- ***Internet Risk***—The risk that the stock prices of Internet and Internet-related companies and therefore the value of the Tollkeeper Fund will experience significant price movements as a result of intense market volatility, worldwide competition, consumer preferences, product compatibility, product obsolescence, government regulation, excessive investor optimism or pessimism, or other factors. The Tollkeeper Fund may also invest in a relatively few number of issuers. Thus, the Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio and may be more susceptible to greater losses because of these developments.
- ***Tax-Managed Investment Risk***—Because the Investment Adviser balances investment considerations and tax considerations, the pre-tax performance of the CORE Tax-Managed Equity Fund may be lower than the performance of a similar CORE Fund that is not tax-managed. This is because the Investment Adviser may choose not to make certain investments that may result in taxable distributions. Even though tax-managed strategies are being used, they may not reduce the amount of taxable income and capital gains distributed by the Fund to shareholders. A high percentage of the Fund's net asset value (''NAV'') may consist of unrealized capital gains, which represent a potential future tax liability to shareholders. The Fund is not a suitable investment for IRAs, other tax-exempt or tax-deferred accounts or for other investors who are not sensitive to the federal income tax consequences of their investments.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Class A Shares from year to year; and (b) how the average annual total returns of a Fund's Class A, B and C Shares compare to those of broad-based securities market indices. The bar chart (including ''Best Quarter'' and ''Worst Quarter'' information) and table assume reinvestment of dividends and distributions. A Fund's past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.

The average annual total return calculation reflects a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge (''CDSC'') for Class B Shares (5% maximum declining to 0% after six years), and the assumed CDSC for Class C Shares (1% if redeemed within 12 months of purchase). The bar charts (including ''Best Quarter'' and ''Worst Quarter'' information) do not reflect the sales loads applicable to Class A Shares. If the sales loads were reflected, returns would be less. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced.

INFORMATION ON AFTER-TAX RETURNS

These definitions apply to the after-tax returns.

Average Annual Total Returns Before Taxes. These returns do not reflect taxes on distributions on a Fund's Class A Shares nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.

Average Annual Total Returns After Taxes on Distributions. These returns assume that taxes are paid on distributions on a Fund's Class A Shares (*i.e.*, dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Class A Shares at the end of the performance period.

Average Annual Total Returns After Taxes on Distributions and Sale of Shares. These returns reflect taxes paid on distributions on a Fund's Class A Shares and taxes applicable when the shares are redeemed (sold).

Note on Tax Rates. The after-tax performance figures are calculated using the historically highest individual federal marginal income tax rates at the time of the distributions (as of the date of this Prospectus, 35% for ordinary income dividends and 15% for long-term capital gains distributions) and do not reflect state and local taxes. In calculating the federal income taxes due on redemptions, capital gains taxes resulting from a redemption are subtracted from the redemption proceeds and the tax benefits from capital losses resulting from the redemption are added to the redemption proceeds. Under certain circumstances, the addition of the tax benefits from capital losses resulting from redemptions may cause the Returns After Taxes on Distributions and Sale of Fund Shares to be greater than the Returns After Taxes on Distributions or even the Returns Before Taxes.

Tollkeeper Fund℠



TOTAL RETURN
CALENDAR YEAR (CLASS A)
Best Quarter*
Q4 '01 +24.76%
Worst Quarter*
Q3 '01 –37.84%
-37.24%
-33.53%
-39.32%
45.63%
12.59%
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Class A (Inception 10/1/99)			
Returns Before Taxes	6.35%	–17.05%	–5.20%
Returns After Taxes on Distributions**	6.33%	–17.15%	–5.30%
Returns After Taxes on Distributions and Sale of Fund Shares**	4.12%	–13.55%	–4.38%
NASDAQ Composite Index****	8.59%	–11.76%	–4.33%
Class B (Inception 10/1/99)			
Returns Before Taxes	6.67%	–17.07%	–5.09%
NASDAQ Composite Index****	8.59%	–11.76%	–4.33%
Class C (Inception 10/1/99)			
Returns Before Taxes	10.69%	–16.75%	–4.93%
NASDAQ Composite Index****	8.59%	–11.76%	–4.33%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) or individual retirement accounts.*

**** *The NASDAQ Composite Index is a broad-based capitalization-weighted index of all NASDAQ National Market and Small-Cap stocks. The Index figures do not reflect any deduction for fees, expenses or taxes.*

From October 1, 1999 to August 1, 2004, under normal circumstances, the Fund invested at least 80% of its Net Assets in equity investments in ''Internet Tollkeeper'' companies, which are companies in the media, telecommunications, technology and Internet sectors which provide or permit Internet companies or Internet users access to content, services or infrastructure. Beginning August 1, 2004, the Fund has invested at least 80% of its Net Assets in equity investments in ''Tollkeeper'' companies which are companies in the technology, media, or service sectors that adopt or use technology to improve their cost structure, revenue opportunities or competitive advantage.

CORE Tax-Managed Equity Fund


TOTAL RETURN
CALENDAR YEAR (CLASS A)
Best Quarter*
Q2 '03 +14.71%
Worst Quarter*
Q3 '02 –15.29%
-11.03%
-20.83%
29.03%
18.69%
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	Since Inception
Class A (Inception 4/3/00)		
Returns Before Taxes	12.17%	–1.96%
Returns After Taxes on Distributions**	12.06%	–2.00%
Returns After Taxes on Distributions and Sale of Fund Shares**	7.98%	–1.67%
Russell 3000 Index***	11.95%	–2.15%
Class B (Inception 4/3/00)		
Returns Before Taxes	12.72%	–1.93%
Russell 3000 Index***	11.95%	–2.15%
Class C (Inception 4/3/00)		
Returns Before Taxes	16.77%	–1.54%
Russell 3000 Index***	11.95%	–2.15%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The unmanaged Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Real Estate Securities Fund



TOTAL RETURN
Best Quarter*
Q4 '04 +17.53%
Worst Quarter*
Q3 '02 –11.23%
CALENDAR YEAR (CLASS A)
-1.02%
31.86%
6.75%
2.91%
39.25%
34.28%
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Class A (Inception 7/27/98)			
Returns Before Taxes	26.92%	20.64%	14.33%
Returns After Taxes on Distributions**	24.75%	18.58%	12.38%
Returns After Taxes on Distributions and Sale of Fund Shares**	18.70%	17.00%	11.39%
Wilshire Real Estate Securities Index***	34.79%	22.30%	14.38%
Class B (Inception 7/27/98)			
Returns Before Taxes	27.85%	20.91%	14.50%
Wilshire Real Estate Securities Index***	34.79%	22.30%	14.38%
Class C (Inception 7/27/98)			
Returns Before Taxes	32.18%	21.20%	14.53%
Wilshire Real Estate Securities Index***	34.79%	22.30%	14.38%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) or individual retirement accounts.*

*** *The Wilshire Real Estate Securities Index is an unmanaged index of publicly traded REITs and real estate operating companies. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Fund Fees and Expenses (Class A, B and C Shares)

This table describes the fees and expenses that you would pay if you buy and hold Class A, Class B, or Class C Shares of a Fund.

	Tollkeeper Fund		
	Class A	Class B	Class C
Shareholder Fees (fees paid directly from your investment):			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[5]			
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[6]	0.31%	0.31%	0.31%
Total Fund Operating Expenses*	1.56%	2.31%	2.31%

See page 24 for all other footnotes.

* The ''Other Expenses'' and ''Total Fund Operating Expenses'' (after any waivers and expense limitations) are as set forth below. The waivers and expense limitations may be modified or terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Tollkeeper Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[5]			
Management Fees	*1.00%*	*1.00%*	*1.00%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[6]	*0.25%*	*0.25%*	*0.25%*
Total Fund Operating Expenses (after expense limitations)	*1.50%*	*2.25%*	*2.25%*

Fund Fees and Expenses continued

	CORE Tax-Managed Equity Fund		
	Class A	Class B	Class C
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):[5]**			
Management Fees	0.70%	0.70%	0.70%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[6]	0.57%	0.57%	0.57%
Total Fund Operating Expenses*	1.52%	2.27%	2.27%

See page 24 for all other footnotes.

* The ''Other Expenses'' and ''Total Fund Operating Expenses'' (after any waivers and expense limitations) are as set forth below. The waivers and expense limitations may be modified or terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	CORE Tax-Managed Equity Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[5]			
Management Fees	*0.70%*	*0.70%*	*0.70%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[6]	*0.24%*	*0.24%*	*0.24%*
Total Fund Operating Expenses (after current expense limitations)	*1.19%*	*1.94%*	*1.94%*

	Real Estate Securities Fund		
	Class A	Class B	Class C
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):[5]**			
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[6]	0.28%	0.28%	0.28%
Total Fund Operating Expenses*	1.53%	2.28%	2.28%

See page 24 for all other footnotes.

* The ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund (after any waivers and expense limitations) are as set forth below. The waivers and expense limitations may be modified or terminated at any time at the option of the Investment Adviser or Distributor. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Real Estate Securities Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[5]			
Management Fees	*1.00%*	*1.00%*	*1.00%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[6]	*0.19%*	*0.19%*	*0.19%*
Total Fund Operating Expenses (after current waivers and expense limitations)	*1.44%*	*2.19%*	*2.19%*

Fund Fees and Expenses continued

[1] *The maximum sales charge is a percentage of the offering price. A contingent deferred sales charge (''CDSC'') of 1% is imposed on certain redemptions (within 18 months of purchase) of Class A Shares sold without an initial sales charge as part of an investment of $1 million or more.*

[2] *The maximum CDSC is a percentage of the lesser of the NAV at the time of the redemption or the NAV when the shares were originally purchased.*

[3] *A CDSC is imposed upon Class B Shares redeemed within six years of purchase at a rate of 5% in the first year, declining to 1% in the sixth year, and eliminated thereafter.*

[4] *A CDSC of 1% is imposed on Class C Shares redeemed within 12 months of purchase.*

[5] *Except for the CORE Tax-Managed Equity Fund's management fee (before waivers and expense limitations) and, except for the distribution and service (12b-1) fees for Class A Shares of the Real Estate Securities Fund (before waivers and expense reimbursements), the Funds' annual operating expenses are based on actual expenses for the fiscal year ended December 31, 2004. Effective the date of this Prospectus, the Investment Adviser has entered into a Fee Reduction Commitment with the Trust. The commitment permanently reduced the management fee for the CORE Tax-Managed Equity Fund to an annual rate equal to 0.70% of the average daily net assets of the Fund. As a result, ''Management Fees'' and ''Total Fund Operating Expenses'' of the CORE Tax-Managed Equity Fund in the Expense Table have been restated to reflect the current expenses that are expected for the current fiscal year. In addition, effective June 1, 2004, the 0.25% personal account maintenance fee under the Real Estate Securities Fund's Class A Shares' Distribution and Service Plan was eliminated. As a result, the Fund's ''Distribution and Service (12b-1) Fees'' and ''Total Fund Operating Expenses'' for Class A Shares have been restated to reflect the current expenses that are expected for the current fiscal year.*

[6] *''Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.19% of the average daily net assets of each Fund's Class A, B and C Shares, plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to reduce or limit ''Other Expenses'' (excluding management fees, distribution and service fees, transfer agency fees and expenses, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses) to the following percentages (rounded) of each Fund's average daily net assets, respectively:*

Fund	Other Expenses
Tollkeeper	*0.06%*
CORE Tax-Managed Equity	*0.05%*
Real Estate Securities	*0.00%*

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Class A, B or C Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Tollkeeper				
Class A Shares	$700	$1,016	$1,353	$2,304
Class B Shares				
– Assuming complete redemption at end of period	$734	$1,021	$1,435	$2,458
– Assuming no redemption	$234	$ 721	$1,235	$2,458
Class C Shares				
– Assuming complete redemption at end of period	$334	$ 721	$1,235	$2,646
– Assuming no redemption	$234	$ 721	$1,235	$2,646
CORE Tax-Managed Equity				
Class A Shares	$696	$1,004	$1,333	$2,263
Class B Shares				
– Assuming complete redemption at end of period	$730	$1,009	$1,415	$2,417
– Assuming no redemption	$230	$ 709	$1,215	$2,417
Class C Shares				
– Assuming complete redemption at end of period	$330	$ 709	$1,215	$2,605
– Assuming no redemption	$230	$ 709	$1,215	$2,605
Real Estate Securities				
Class A Shares	$697	$1,007	$1,338	$2,273
Class B Shares				
– Assuming complete redemption at end of period	$731	$1,012	$1,420	$2,427
– Assuming no redemption	$231	$ 712	$1,220	$2,427
Class C Shares				
– Assuming complete redemption at end of period	$331	$ 712	$1,220	$2,615
– Assuming no redemption	$231	$ 712	$1,220	$2,615

Fund Fees and Expenses continued

The hypothetical example assumes that a CDSC will not apply to redemptions of Class A Shares within the first 18 months. Class B Shares convert to Class A Shares eight years after purchase; therefore, Class A expenses are used in the hypothetical example for the Real Estate Securities Fund, the CORE Tax-Managed Equity Fund and the Tollkeeper Fund after year eight.

Certain institutions that sell Fund shares and/or their salespersons may receive other compensation in connection with the sale and distribution of Class A, Class B and Class C Shares for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''What Should I Know When I Purchase Shares Through An Authorized Dealer?'' in the Prospectus and ''Payments to Intermediaries'' in the Statement of Additional Information (''Additional Statement'').

Service Providers

INVESTMENT ADVISER

GSAM, 32 Old Slip, New York, New York 10005, has been registered as an investment adviser with the Securities and Exchange Commission (the ''SEC'') since 1990 and is an affiliate of Goldman, Sachs & Co. (''Goldman Sachs''). As of December 31, 2004, GSAM, along with other units of the Investment Management Division of Goldman Sachs, had assets under management of $451.3 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser makes the investment decisions for the Funds and places purchase and sale orders for the Funds' portfolio transactions in U.S. and foreign markets. As permitted by applicable law, these orders may be directed to any brokers, including Goldman Sachs and its affiliates. While the Investment Adviser is ultimately responsible for the management of the Funds, it is able to draw upon the research and expertise of its asset management affiliates for portfolio decisions and management with respect to certain portfolio securities. In addition, the Investment Adviser has access to the research and certain proprietary technical models developed by Goldman Sachs, and will apply quantitative and qualitative analysis in determining the appropriate allocations among categories of issuers and types of securities.

The Investment Adviser also performs the following additional services for the Funds:

- Supervises all non-advisory operations of the Funds
- Provides personnel to perform necessary executive, administrative and clerical services to the Funds
- Arranges for the preparation of all required tax returns, reports to shareholders, prospectuses and statements of additional information and other reports filed with the SEC and other regulatory authorities
- Maintains the records of each Fund
- Provides office space and all necessary office equipment and services

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable

monthly, at the annual rates listed below (as a percentage of each respective Fund's average daily net assets):

	Contractual Rate	Actual Rate For the Fiscal Year Ended December 31, 2004
Tollkeeper	1.00%	1.00%
CORE Tax-Managed Equity*	0.70%	0.72%
Real Estate Securities	1.00%	1.00%

* Effective as of the date of this Prospectus, the Investment Adviser entered into a fee reduction commitment to permanently reduce the management fee for the CORE Tax-Managed Equity Fund to an annual rate of 0.70% (as a percentage of the Fund's average daily net assets). Prior to the date of this Prospectus, the contractual rate for the CORE Tax-Managed Equity Fund was 0.75% of the CORE Tax-Managed Equity Fund's average daily net assets.

The difference, if any, between the stated fees and the actual fees paid by the Fund reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

FUND MANAGERS

Growth Investment Team

- 24-year consistent investment style applied through diverse and complete market cycles
- More than $30 billion in equities currently under management
- A portfolio management and analytical team with more than 250 years combined investment experience

Growth Investment Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Steven M. Barry Managing Director Chief Investment Officer	Senior Portfolio Manager—Tollkeeper	Since 1999	Mr. Barry joined the Investment Adviser as a portfolio manager in 1999. From 1988 to 1999, he was a portfolio manager at Alliance Capital Management.

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Kenneth T. Berents Managing Director Co-Chairman of Investment Committee	Senior Portfolio Manager—Tollkeeper	2000	Mr. Berents joined the Investment Adviser as a portfolio manager in 2000. From 1992 to 1999, he was Director of Research and head of the Investment Committee at Wheat First Union.
Herbert E. Ehlers Managing Director Chief Investment Officer	Senior Portfolio Manager—Tollkeeper	Since 1999	Mr. Ehlers joined the Investment Adviser as a senior portfolio manager and Chief Investment Officer of the Growth team in 1997.
Gregory H. Ekizian, CFA Managing Director Chief Investment Officer	Senior Portfolio Manager—Tollkeeper	Since 1999	Mr. Ekizian joined the Investment Adviser as portfolio manager and Co-Chair of the Growth Investment Committee in 1997.
Warren E. Fisher, CFA, CPA Vice President	Portfolio Manager—Tollkeeper	Since 2004	Mr. Fisher joined the Investment Adviser as an equity analyst in 1999 and became a portfolio manager in 2004.
Mark Gordon CFA Vice President	Portfolio Manager Tollkeeper	Since 2004	Mr. Gordon joined the Investment Advisor in 2000. Prior to joining Goldman Sachs, Mark worked for Lehman Brothers as an Investment Banking analyst in the mergers and acquisitions group.
Joseph Hudepohl, CFA Vice President	Portfolio Manager—Tollkeeper	Since 2004	Mr. Hudepohl joined the Investment Adviser as an equity analyst in 1999 and became a portfolio manager in 2004.
Prashant Khemka, CFA Vice President Co-Chairman of Investment Committee	Portfolio Manager—Tollkeeper	Since 2004	Mr. Khemka joined the Investment Adviser in 2000 as an equity analyst. He became a portfolio manager in 2003. From 1998 to 2000, he was assistant portfolio manager in the Fundamental Strategies group at State Street Global Advisors.
Scott Kolar, CFA Managing Director Co-Chairman of Investment Committee	Senior Portfolio Manager—Tollkeeper	Since 1999	Mr. Kolar joined the Investment Adviser as an equity analyst in 1997 and became a portfolio manager in 1999.
Adria B. Markus Vice President	Portfolio Manager—Tollkeeper	Since 2004	Ms. Markus joined the Investment Adviser as an equity analyst in 2001 and became a portfolio manager in 2004. Ms. Markus was an equity research analyst at Epoch Partners from 2000 to 2001.

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Derek S. Pilecki, CFA Vice President	Portfolio Manager—Tollkeeper	Since 2004	Mr. Pilecki joined the Investment Adviser as an equity analyst in 2002 and became a portfolio manager in 2004. Mr. Pilecki was an equity analyst at Clover Capital Management from 2001 to 2002. From 1998-2000 Mr. Pilecki attended the University of Chicago where he received his M.B.A. in Finance and Accounting.
Andrew F. Pyne Managing Director	Portfolio Manager—Tollkeeper	Since 2000	Mr. Pyne joined the Investment Adviser as a product manager in 1997. He became a portfolio manager in August 2001.
Jeffrey Rabinowitz, CFA Vice President	Portfolio Manager—Tollkeeper	Since 2004	Mr. Rabinowitz joined the Investment Adviser in 1999 as an equity analyst. He became a portfolio manager in 2003. From 1997 to 1999 Mr. Rabinowitz attended Wharton School of the University of Pennsylvania where he received his M.B.A. in Finance.
Ernest C. Segundo, Jr., CFA Vice President	Senior Portfolio Manager—Tollkeeper	Since 1999	Mr. Segundo joined the Investment Adviser as a portfolio manager in 1997.
David G. Shell, CFA Managing Director Chief Investment Officer	Senior Portfolio Manager—Tollkeeper	Since 1999	Mr. Shell joined the Investment Adviser as a portfolio manager in 1997.
Charles Silberstein M.D., CFA Vice President	Portfolio Manager Tollkeeper	Since 2004	Mr. Silberstein joined the Investment Advisor in 2000. Prior to joining Goldman Sachs he was an equity research analyst at Barington Capital Group, responsible for the biotechnology industry and received his M.B.A. in Finance from Columbia Business School in 2000.

Herb Ehlers, Dave Shell, Steve Barry and Greg Ekizian serve as the lead portfolio managers and chief investment officers for the Growth Investment Team. Each lead manager and other portfolio manager serves as a research analyst for a particular industry. Investment decisions are discussed by the entire Growth Investment Team, but the final decision to purchase or sell a particular security is collectively made by the lead portfolio managers. In addition, the lead portfolio managers are ultimately responsible for implementation of investment decisions made by the Growth Investment Team and the composition of a Fund's portfolio structure at both the stock and industry level.

Quantitative Equity Team

- A stable and growing team supported by an extensive internal staff
- Access to the research ideas of Goldman Sachs' renowned Global Investment Research Department
- More than $64 billion in equities currently under management
- Proprietary research on quantitative models and tax-advantaged strategies

Quantitative Equity Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Don Mulvihill Managing Director	Senior Portfolio Manager— CORE Tax-Managed Equity	Since 1999	Mr. Mulvihill joined the Investment Adviser in 1985 as a portfolio manager. In 1991 he joined the Fixed Income team in London as a portfolio manager, and in 1992 he became President of Goldman Sachs Asset Management, Japan. Mr. Mulvihill joined the CORE team in 1999.
Gary Chropuvka Vice President	Portfolio Manager— CORE Tax-Managed Equity	Since 1999	Mr. Chropuvka joined the Investment Adviser in March 1998. From 1993 to 1997 he spent four years with Morgan Stanley's Correspondent Clearing Group.

Don Mulvihill is the Senior Portfolio Manager responsible for taxable portfolios, and is responsible for the Fund's portfolio management process, including setting research priorities and client contact. Gary Chropuvka is responsible for the portfolio implementation team that has daily responsibility for the computer optimizer and execution of the Fund's transactions. The computer optimizer constructs the portfolio and no one person on the team has a subjective override of the computer optimizer process.

Real Estate Securities Team

The Real Estate Securities portfolio management team includes individuals with backgrounds in:

- Fundamental real estate acquisition, development and operations
- Real estate capital markets
- Mergers and acquisitions
- Asset management

Real Estate Securities Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Mark Howard-Johnson, CFA Managing Director	Senior Portfolio Manager— Real Estate Securities	Since 1998	Mr. Howard-Johnson joined the Investment Adviser as a portfolio manager in 1998. His previous experience includes 15 years in the real estate finance business.
David Kruth, CFA Vice President	Senior Portfolio Manager Real Estate Securities	Since 2005	Mr. Kruth joined the Investment Adviser as a portfolio manager in 2005. His previous experience includes approximately 18 years in the real estate investment field, most recently managing real estate securities funds at Citigroup (June 2004-May 2005) and AllianceBernstein (June 1998-June 2004).

Mark Howard-Johnson and David Kruth are responsible for the day-to-day investment decisions and final buy/sell decisions of the Fund. However, all investment decisions involve discussion with personnel from the Investment Adviser's real estate securities group.

The Addition Statement provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of securities in the Funds.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, P.O. Box 06050, Chicago, Illinois 60606-6306, also serves as each Fund's transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs is a full service investment banking, broker dealer, asset management and financial services organization and a major participant in global financial markets. As such, it acts as an investor, investment banker, research provider, investment manager, financer, advisor, market maker, trader, prime broker, lender, agent and principal, and has other direct and indirect interests, in the global fixed income, currency, commodity, equity and other markets in which the Funds directly and indirectly invest. Thus, it is likely that the Funds will have multiple business relationships with and will invest in, engage in transactions with, make voting decisions with respect to, or obtain services from entities for which Goldman Sachs performs or seeks to perform investment banking or other services. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs, its affiliates and other accounts managed by Goldman Sachs, and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. Furthermore, transactions undertaken by Goldman Sachs, its affiliates or Goldman Sachs advised clients may adversely impact the Funds. Transactions by one or more Goldman Sachs advised clients or the Investment Adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Funds. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a global service firm, Goldman Sachs also provides a wide range of investment banking and financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it may create markets or specialize in, have positions in and affect transactions in, securities of issuers held by the Funds, and may also perform or seek to perform investment banking and financial services for those issuers. Goldman Sachs and its affiliates may have business relationships with and purchase or distribute or sell services or products from or to distributors, consultants or others who recommend the Funds or who engage in transactions with or for the Funds. For more information about conflicts of interest, see the Additional Statement.

Under a securities lending program approved by the Funds' Board of Trustees, the Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Fund to the extent that the Funds engage in the securities lending program. For these services, the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Funds' investment of the cash received as collateral for the loaned securities. In addition, the Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Funds' portfolio investment transactions.

LEGAL PROCEEDINGS

On April 2, 2004, Lois Burke, a plaintiff identifying herself as a shareholder of the Goldman Sachs Internet Tollkeeper Fund, filed a purported class and derivative action lawsuit in the United States District Court for the Southern District of New York against The Goldman Sachs Group, Inc. (''GSG''), GSAM, the Trustees and Officers of the Goldman Sachs Trust (the ''Trust''), and John Doe Defendants. In addition, The Goldman Sachs Funds included in this Prospectus and certain other investment portfolios of the Trust were named as nominal defendants. On April 19 and May 6, 2004, additional class and derivative action lawsuits containing substantially similar allegations and requests for redress were filed in the United States District Court for the Southern District of New York. On June 29, 2004, the three complaints were consolidated into one action, *In re Goldman Sachs Mutual Funds Fee Litigation*, and on November 17, 2004, the plaintiffs filed a consolidated amended complaint against GSG, GSAM, Goldman Sachs Asset Management International (''GSAMI''), Goldman, Sachs & Co., the Trust, Goldman Sachs Variable Insurance Trust (''GSVIT''), the Trustees and Officers of the Trust and GSVIT and John Doe Defendants (collectively, the ''Defendants'') in the United States District Court for the Southern District of New York. Certain investment portfolios of the Trust and GSVIT (collectively, the ''Goldman Sachs Funds'') were also named as nominal defendants in the amended complaint.

The consolidated amended complaint, which is brought on behalf of all persons or entities who held shares in the Goldman Sachs Funds between April 2, 1999 and January 9, 2004, inclusive (the ''Class Period''), asserts claims involving (i) violations of the Investment Company Act of 1940 (the ''Investment Company

Act''), the Investment Advisers Act of 1940, and New York General Business Law, (ii) common law breach of fiduciary duty, (iii) aiding and abetting breach of fiduciary duty and (iv) unjust enrichment. The complaint alleges, among other things, that during the Class Period, the Defendants made improper and excessive brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds and omitted statements of fact in registration statements and reports filed pursuant to the Investment Company Act which were necessary to prevent such registration statements and reports from being materially false and misleading. In addition, the complaint alleges that the Goldman Sachs Funds paid excessive and improper investment advisory fees to GSAM and GSAMI. The complaint also alleges that GSAM and GSAMI used Rule 12b-1 fees for improper purposes and made improper use of soft dollars. The complaint further alleges that the Trust's Officers and Trustees breached their fiduciary duties in connection with the foregoing. The plaintiffs in the cases are seeking compensatory damages; punitive damages; rescission of GSAM's and GSAMI's investment advisory agreements and return of fees paid; an accounting of all Goldman Sachs Funds-related fees, commissions and soft dollar payments; restitution of all unlawfully or discriminatorily obtained fees and charges; and reasonable costs and expenses, including counsel fees and expert fees.

In addition, on March 10, 2005 Jeanne and Don Masden filed a purported class action lawsuit in the United States District Court for the Southern District of New York against GSG, GSAM, Goldman, Sachs & Co., the Trustees of the Trust and John Doe Defendants (collectively the ''Defendants''). The lawsuit amends a previously-filed complaint, and alleges that the Defendants breached their fiduciary duties and duties of care owed under federal and state law by failing to ensure that equity securities held by the Goldman Sachs Funds participated in class action settlements for which they were eligible. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisers and punitive damages.

Based on currently available information, GSAM and GSAMI believe that the likelihood that the pending purported class and derivative action lawsuits will have a material adverse financial impact on the Goldman Sachs Funds is remote, and the pending actions are not likely to materially affect their ability to provide investment management services to their clients, including the Goldman Sachs Funds.

Dividends

Each Fund pays dividends from its investment company taxable income and distributions from net realized capital gains (although the CORE Tax-Managed Equity Fund attempts to minimize capital gains and income distributions in seeking its investment objective). You may choose to have dividends and distributions paid in:

- Cash
- Additional shares of the same class of the same Fund
- Shares of the same or an equivalent class of another Goldman Sachs Fund. Special restrictions may apply. See the Additional Statement.

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time before the record date for a particular dividend or distribution. If you do not indicate any choice, dividends and distributions will be reinvested automatically in the applicable Fund.

The election to reinvest dividends and distributions in additional shares will not affect the tax treatment of such dividends and distributions, which will be treated as received by you and then used to purchase the shares.

Dividends from investment company taxable income and distributions from net realized capital gains are declared and paid as follows:

Fund	Investment Income Dividends	Capital Gains Distributions
Tollkeeper	Annually	Annually
CORE Tax-Managed Equity	Annually	Annually
Real Estate Securities	Quarterly	Annually

From time to time a portion of a Fund's dividends may constitute a return of capital.

When you purchase shares of a Fund, part of the NAV per share may be represented by undistributed income or undistributed realized gains that have previously been earned by the Fund. Therefore, subsequent distributions on such shares from such income or realized gains may be taxable to you even if the NAV of the shares is, as a result of the distributions, reduced below the cost of such shares and the distributions (or portions thereof) represent a return of a portion of the purchase price.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' shares.

HOW TO BUY SHARES

How Can I Purchase Class A, Class B And Class C Shares Of The Funds?

You may purchase shares of the Funds through:

- Goldman Sachs;
- Authorized Dealers; or
- Directly from the Trust.

In order to make an initial investment in a Fund, you must furnish to the Fund, Goldman Sachs or your Authorized Dealer the information in the Account Application. An order will be processed upon receipt of payment.

To Open an Account:

- Complete the Account Application
- Mail your payment and Account Application to:

  Your Authorized Dealer
  - Purchases by check or Federal Reserve draft should be made payable to your Authorized Dealer
  - Your Authorized Dealer is responsible for forwarding payment promptly (within three business days) to the Fund

  or

  Goldman Sachs Funds
  P.O. Box 219711, Kansas City, MO 64121-9711
  - Purchases by check or Federal Reserve draft should be made payable to Goldman Sachs Funds – (Name of Fund ***and*** Class of Shares)
  - Boston Financial Data Services, Inc. (''BFDS''), the Funds' sub-transfer agent, will not accept checks drawn on foreign banks, third-party checks, cashier's checks or official checks (except in instances pertaining to retirement asset transfers), temporary checks, electronic checks, drawer checks, cash, money orders, travelers cheques or credit card checks
  - Federal funds wire, Automated Clearing House Network (''ACH'') transfer or bank wires should be sent to State Street Bank and Trust Company (''State Street'') (each Fund's custodian). Please call the Funds at 1-800-526-7384 to get detailed instructions on how to wire your money.

What Is My Minimum Investment In The Funds?

	Initial	Additional
Regular Accounts	$1,000	$50
Tax-Sheltered Retirement Plans (excluding SEP IRAs, SIMPLE IRAs and Education IRAs)	$250	$50
Uniform Gift to Minors Act Accounts/Uniform Transfer to Minors Act Accounts	$250	$50
403(b) Plan Accounts	$200	No Minimum
SEP IRAs, SIMPLE IRAs and Education IRAs	$50	No Minimum
Automatic Investment Plan Accounts	$50	$50

What Alternative Sales Arrangements Are Available?

The Funds offer three classes of shares through this Prospectus.

Maximum Amount You Can Buy In The Aggregate Across Funds	Class A	No limit
	Class B	$100,000*
	Class C	$1,000,000
Initial Sales Charge	Class A	Applies to purchases of less than $1 million—varies by size of investment with a maximum of 5.5%
	Class B	None
	Class C	None
CDSC	Class A	1.00% on certain investments of $1 million or more ***if*** you sell within 18 months
	Class B	6 year declining CDSC with a maximum of 5%
	Class C	1% if shares are redeemed within 12 months of purchase
Conversion Feature	Class A	None
	Class B	Class B Shares automatically convert to Class A Shares after 8 years
	Class C	None

* *No additional Class B Shares may be purchased by an investor either in an initial purchase or in subsequent purchases if the current market value of the shares owned and/or purchased is equal to or exceeds $100,000.*

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Refuse to open an account if you fail to (i) provide a Social Security number or other taxpayer identification number; or (ii) certify that such number is correct (if required to do so under applicable law).

- Reject or restrict any purchase or exchange order by a particular purchaser (or group of related purchasers) for any reason in its discretion. Without limiting the foregoing, the Trust may reject or restrict purchase and exchange orders by a particular purchaser (or group of related purchasers) when a pattern of frequent purchases, sales or exchanges of shares of a Fund is evident, or if purchases, sales or exchanges are, or a subsequent abrupt redemption might be, of a size that would disrupt the management of a Fund.
- Close a Fund to new investors from time to time and reopen any such Fund whenever it is deemed appropriate by a Fund's Investment Adviser.
- Modify or waive the minimum investment requirement.
- Modify the manner in which shares are offered.
- Modify the sales charge rates applicable to future purchases of shares.

Generally, the Fund will not allow non-U.S. citizens and certain U.S. citizens residing outside the United States to open an account directly with the Funds.

The Funds may allow you to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

Customer Identification Program. Federal law requires the Funds to obtain, verify and record identifying information, which may include the name, residential or business street address, date of birth (for an individual), Social Security Number or taxpayer identification number or other identifying information, for each investor who opens an account with the Funds. Applications without the required information, or (where applicable) without an indication that a Social Security Number or taxpayer identification number has been applied for, may not be accepted by the Funds. After accepting an application, to the extent permitted by applicable law or their customer identification program, the Funds reserve the right to: (i) place limits on transactions in any account until the identity of the investor is verified; (ii) refuse an investment in the Funds; or (iii) involuntarily redeem an investor's shares and close an account in the event that the Funds are unable to verify an investor's identity. The Funds and their agents will not be responsible for any loss in an investor's account resulting from the investor's delay in providing all required identifying information or from closing an account and redeeming an investor's shares pursuant to the customer identification program.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange shares is the Fund's next determined NAV and share class. Each class calculates its NAV as follows:

$$NAV = \frac{\text{(Value of Assets of the Class)} - \text{(Liabilities of the Class)}}{\text{Number of Outstanding Shares of the Class}}$$

The Funds' investments are valued based on market quotations or, if market quotations are not readily available, or if the Investment Adviser believes that such quotations do not accurately reflect fair value, the fair value of the Funds' investments may be determined in good faith under procedures established by the Trustees.

For Funds that invest a significant portion of assets in foreign equity securities, ''fair value'' prices are provided by an independent fair value service. Fair value prices are used because many foreign markets operate at times that do not coincide with those of the major U.S. markets. Events that could affect the values of foreign portfolio holdings may occur between the close of the foreign market and the time of determining the NAV, and would not otherwise be reflected in the NAV. If the independent fair value service does not provide a fair value for a particular security or if the value does not meet the established criteria for the Funds, the most recent closing price for such a security on its principal exchange will generally be its fair value on such date.

In addition, the Investment Adviser, consistent with applicable regulatory guidance, may determine to make an adjustment to the previous closing prices of either domestic or foreign securities in light of significant events, to reflect what it believes to be the fair value of the securities at the time of determining a Fund's NAV. Significant events that could affect a large number of securities in a particular market may include, but are not limited to: situations relating to one or more single issuers in a market sector; significant fluctuations in foreign markets; market disruptions or market closings; governmental actions or other developments; as well as the same or similar events which may affect specific issuers or the securities markets even though not tied directly to the securities markets. Other significant events that could relate to a single issuer may include, but are not limited to: corporate actions such as reorganizations, mergers and buy-outs; corporate announcements on earnings; significant litigation; and regulatory news such as governmental approvals.

One effect of using an independent fair value service and fair valuation may be to reduce stale pricing arbitrage opportunities presented by the pricing of Fund shares. However, it involves the risk that the values used by the Funds to price their investments may be different from those used by other investment companies and investors to price the same investments.

Investments in other registered mutual funds (if any) are valued based on the NAV of those mutual funds (which may use fair value pricing as discussed in their prospectuses).

- NAV per share of each share class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. Fund shares will generally not be priced on any day the New York Stock Exchange is closed.
- When you buy shares, you pay the NAV next calculated *after* the Funds receive your order in proper form, plus any applicable sales charge.
- When you sell shares, you receive the NAV next calculated *after* the Funds receive your order in proper form, less any applicable CDSC or redemption fee.
- The Trust reserves the right to reprocess purchase (including dividend re-investments), redemption and exchange transactions that were processed at an NAV other than a Fund's official closing NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing NAV.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open one or more Funds for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-526-7384.

Foreign securities may trade in their local markets on days a Fund is closed. As a result, the NAV of a Fund that holds foreign securities may be impacted on days when investors may not purchase or redeem Fund shares.

What Is The Offering Price Of Class A Shares?

The offering price of Class A Shares of each Fund is the next determined NAV per share plus an initial sales charge paid to Goldman Sachs at the time of purchase of shares. The sales charge varies depending upon the amount you purchase. In some cases, described below, the initial sales charge may be eliminated altogether, and the offering price will be the NAV per share. The current sales charges and commissions paid to Authorized Dealers are as follows:

Amount of Purchase (including sales charge, if any)	Sales Charge as Percentage of Offering Price	Sales Charge as Percentage of Net Amount Invested	Maximum Dealer Allowance as Percentage of Offering Price*
Less than $50,000	5.50%	5.82%	5.00%
$50,000 up to (but less than) $100,000	4.75	4.99	4.00
$100,000 up to (but less than) $250,000	3.75	3.90	3.00
$250,000 up to (but less than) $500,000	2.75	2.83	2.25
$500,000 up to (but less than) $1 million	2.00	2.04	1.75
$1 million or more	0.00**	0.00**	***

* *Dealer's allowance may be changed periodically. During special promotions, the entire sales charge may be allowed to Authorized Dealers. Authorized Dealers to whom substantially the entire sales charge is allowed may be deemed to be ''underwriters'' under the Securities Act of 1933.*

** *No sales charge is payable at the time of purchase of Class A Shares of $1 million or more, but a CDSC of 1% may be imposed in the event of certain redemptions within 18 months of purchase.*

*** *The Distributor may pay a one-time commission to Authorized Dealers who initiate or are responsible for purchases of $1 million or more of shares of the Funds equal to 1.00% of the amount under $3 million, 0.50% of the next $2 million, and 0.25% thereafter. In instances where an Authorized Dealer (including Goldman Sachs' Private Wealth Management unit) agrees to waive its receipt of the one-time commission described above, the CDSC on Class A Shares, generally, will be waived. The Distributor may also pay, with respect to all or a portion of the amount purchased, a commission in accordance with the foregoing schedule to Authorized Dealers who initiate or are responsible for purchases of $500,000 or more by certain Section 401(k), profit sharing, money purchase pension, tax-sheltered annuity, defined benefit pension, or other employee benefit plans that are sponsored by one or more employers (including governmental or church employers) or employee organizations investing in the Funds which satisfy the criteria set forth below in ''When Are Class A Shares Not Subject To A Sales Load?'' or $1 million or more by certain ''wrap'' accounts. Purchases by such plans will be made at NAV with no initial sales charge, but if shares are redeemed within 18 months after the end of the calendar month in which such purchase was made, a CDSC of 1% may be imposed upon the plan, the plan sponsor or the third-party administrator. In addition, Authorized Dealers will remit to the Distributor such payments received in connection with ''wrap'' accounts in the event that shares are redeemed within 18 months after the end of the calendar month in which the purchase was made.*

You should note that the actual sales charge that appears in your mutual fund transaction confirmation may differ slightly from the rate disclosed above in this Prospectus due to rounding calculations.

As indicated in the chart on the preceding page, and as discussed further below and in the section titled ''How Can The Sales Charge On Class A Shares Be Reduced?,'' you may, under certain circumstances, be entitled to pay reduced sales charges on your purchases of Class A Shares or have those charges waived entirely. To take advantage of these discounts, you or your Authorized Dealer or financial intermediary must notify the Funds' Transfer Agent at the time of your purchase order that a discount may apply to your current purchases. You may also be required to provide appropriate documentation to receive these discounts, including:

(i) Information or records regarding shares of the Funds or other funds held in all accounts (*e.g.,* retirement accounts) of the shareholder at the financial intermediary;

(ii) Information or records regarding shares of the Funds or other funds held in any account of the shareholder at another financial intermediary; and

(iii) Information or records regarding shares of the Funds or other funds held at any financial intermediary by related parties of the shareholder, such as members of the same family or household.

You should note in particular that, if the Funds' Transfer Agent is properly notified, under the ''Right of Accumulation'' described below, the ''Amount of Purchase'' in the chart on the preceding page will be deemed to include all Class A, Class B and/or Class C Shares of the Goldman Sachs Funds that were acquired by purchase or exchange, and that were subject to a sales charge, that are held at the time of purchase by any of the following persons: (i) you, your spouse and your children; and (ii) any trustee, guardian or other fiduciary of a single trust estate or a single fiduciary account. This includes, for example, any Class A, Class B and/or Class C Shares held at a broker-dealer or other financial intermediary other than the one handling your current purchase. In some circumstances, other Class A, Class B and/or Class C Shares may be aggregated with your current purchase under the Right of Accumulation as described in the Additional Statement. For purposes of determining the ''Amount of Purchase,'' all Class A, Class B and/or Class C Shares held at the time of purchase will be valued at their current market value.

You should also note that if you provide the Transfer Agent a signed written Statement of Intention to invest (not counting reinvestments of dividends and distributions) in the aggregate $50,000 or more in Class A Shares of one or more Goldman Sachs Funds within a 13-month period, any investments you make during the 13 months will be treated as though the total quantity were invested in one lump sum and you will receive the discounted sales load based on your investment commitment. You must, however, inform the Transfer Agent that the Statement of Intention is in effect each time shares are purchased. Each purchase will be made at the public offering price applicable to a single transaction of the dollar amount specified on the Statement of Intention.

In addition to the information provided in this Prospectus and the Additional Statement, information about sales charge discounts is available from your Authorized Dealer and, free of charge, on the Funds' website at http://www.gs.com/funds.

What Else Do I Need To Know About Class A Shares' CDSC?

Purchases of $1 million or more of Class A Shares will be made at NAV with no initial sales charge. However, if you redeem shares within 18 months after the end of the calendar month in which the purchase was made, a CDSC of 1% may be imposed. The CDSC may not be imposed if your Authorized Dealer enters into an agreement with the Distributor to return all or an applicable prorated portion of its commission to the Distributor. The CDSC is waived on redemptions in certain circumstances. See ''In What Situations May The CDSC On Class A, B Or C Shares Be Waived Or Reduced?'' below.

When Are Class A Shares Not Subject To A Sales Load?

Class A Shares of the Funds may be sold at NAV without payment of any sales charge to the following individuals and entities:

- Goldman Sachs, its affiliates or their respective officers, partners, directors or employees (including retired employees and former partners), any partnership of which Goldman Sachs is a general partner, any Trustee or officer of the Trust and designated family members of any of these individuals;
- Qualified retirement plans of Goldman Sachs;
- Trustees or directors of investment companies for which Goldman Sachs or an affiliate acts as sponsor;
- Any employee or registered representative of any Authorized Dealer or their respective spouses, children and parents;
- Banks, trust companies or other types of depository institutions;
- Any state, county or city, or any instrumentality, department, authority or agency thereof, which is prohibited by applicable investment laws from paying a sales charge or commission in connection with the purchase of shares of a Fund;
- Section 401(k), profit sharing, money purchase pension, tax-sheltered annuity, defined benefit pension, or other employee benefit plans that are sponsored by one or more employers (including governmental or church employers) or employee organizations (''Retirement Plans'') that:
  - Buy shares of Goldman Sachs Funds worth $500,000 or more; or

  - Have 100 or more eligible employees at the time of purchase; or
  - Certify that they expect to have annual plan purchases of shares of Goldman Sachs Funds of $200,000 or more; or
  - Are provided administrative services by certain third-party administrators that have entered into a special service arrangement with Goldman Sachs relating to such plans; or
  - Have at the time of purchase aggregate assets of at least $2,000,000;
- ''Wrap'' accounts for the benefit of clients of broker-dealers, financial institutions or financial planners, provided they have entered into an agreement with GSAM specifying aggregate minimums and certain operating policies and standards;
- Registered investment advisers investing for accounts for which they receive asset-based fees;
- Accounts over which GSAM or its advisory affiliates have investment discretion;
- Shareholders receiving distributions from a qualified retirement plan invested in the Goldman Sachs Funds and reinvesting such proceeds in a Goldman Sachs IRA;
- Shareholders who roll over distributions from any tax-qualified retirement plan or tax-sheltered annuity to an IRA which invests in the Goldman Sachs Funds if the tax-qualified retirement plan or tax-sheltered annuity receives administrative services provided by certain third-party administrators that have entered into a special service arrangement with Goldman Sachs relating to such plan or annuity; or
- Investors who qualify under other exemptions that are stated from time to time in the Additional Statement.

You must certify eligibility for any of the above exemptions on your Account Application and notify the Fund if you no longer are eligible for the exemption. The Fund will grant you an exemption subject to confirmation of your entitlement. You may be charged a fee if you effect your transactions through a broker or agent.

How Can The Sales Charge On Class A Shares Be Reduced?

- ***Right of Accumulation:*** When buying Class A Shares in Goldman Sachs Funds, your current aggregate investment determines the initial sales load you pay. You may qualify for reduced sales charges when the current market value of holdings across Class A, Class B and/or Class C Shares, plus new purchases, reaches $50,000 or more. Class A, Class B and/or Class C Shares of any of the Goldman Sachs Funds may be combined under the Right of Accumulation. For purposes of applying the Right of Accumulation, shares of the Funds and any other Goldman Sachs Funds purchased by an existing client of Goldman Sachs Wealth Management or GS Ayco Holding LLC will be combined with Class A,

Class B and/or Class C Shares and other assets held by all other Goldman Sachs Wealth Management accounts or accounts of GS Ayco Holding LLC, respectively. In addition, under some circumstances, Class A, Class B and/or Class C Shares of the Funds and Class A, Class B and/or Class C Shares of any other Goldman Sachs Fund purchased by partners, directors, officers or employees of the same business organization, groups of individuals represented by and investing on the recommendation of the same accounting firm, certain affinity groups or other similar organizations may be combined for the purpose of determining whether a purchase will qualify for the Right of Accumulation and, if qualifying, the applicable sales charge level. To qualify for a reduced sales load, you or your Authorized Dealer must notify the Funds' Transfer Agent at the time of investment that a quantity discount is applicable. Use of this option is subject to a check of appropriate records. The Additional Statement has more information about the Right of Accumulation.

- ***Statement of Intention:*** You may obtain a reduced sales charge by means of a written Statement of Intention which expresses your non-binding commitment to invest (not counting reinvestments of dividends and distributions) in the aggregate $50,000 or more within a period of 13 months in Class A Shares of one or more of the Goldman Sachs Funds. Any investments you make during the period will receive the discounted sales load based on the full amount of your investment commitment. At your request, purchases made during the previous 90 days may be included; however, capital appreciation does not apply toward these combined purchases. If the investment commitment of the Statement of Intention is not met prior to the expiration of the 13-month period, the entire amount will be subject to the higher applicable sales charge. By selecting the Statement of Intention, you authorize the Transfer Agent to escrow and redeem Class A Shares in your account to pay this additional charge. The Additional Statement has more information about the Statement of Intention, which you should read carefully.

COMMON QUESTIONS ABOUT THE PURCHASE OF CLASS B SHARES

What Is The Offering Price Of Class B Shares?

You may purchase Class B Shares of the Funds at the next determined NAV without an initial sales charge. However, Class B Shares redeemed within six years of purchase will be subject to a CDSC at the rates shown in the table below based on how long you held your shares.

The CDSC schedule is as follows:

Year Since Purchase	CDSC as a Percentage of Dollar Amount Subject to CDSC
First	5%
Second	4%
Third	3%
Fourth	3%
Fifth	2%
Sixth	1%
Seventh and thereafter	None

Proceeds from the CDSC are payable to the Distributor and may be used in whole or in part to defray the Distributor's expenses related to providing distribution-related services to the Funds in connection with the sale of Class B Shares, including the payment of compensation to Authorized Dealers. A commission equal to 4% of the amount invested is paid to Authorized Dealers.

What Should I Know About The Automatic Conversion Of Class B Shares?

Class B Shares of a Fund will automatically convert into Class A Shares of the same Fund at the end of the calendar quarter that is eight years after the purchase date.

If you acquire Class B Shares of a Fund by exchange from Class B Shares of another Goldman Sachs Fund, your Class B Shares will convert into Class A Shares of such Fund based on the date of the initial purchase and the CDSC schedule of that purchase.

If you acquire Class B Shares through reinvestment of distributions, your Class B Shares will convert into Class A Shares based on the date of the initial purchase of the shares on which the distribution was paid.

The conversion of Class B Shares to Class A Shares will not occur at any time the Funds are advised that such conversions may constitute taxable events for federal tax purposes, which the Funds believe is unlikely. If conversions do not occur as a result of possible taxability, Class B Shares would continue to be subject to higher expenses than Class A Shares for an indeterminate period.

A COMMON QUESTION ABOUT THE PURCHASE OF CLASS C SHARES

What Is The Offering Price Of Class C Shares?

You may purchase Class C Shares of the Funds at the next determined NAV without paying an initial sales charge. However, if you redeem Class C Shares within 12 months of purchase, a CDSC of 1% will normally be deducted from the redemption proceeds. In connection with purchases by Retirement Plans, where Class C Shares are redeemed within 12 months of purchase, a CDSC of 1% may be imposed upon the plan sponsor or third-party administrator.

Proceeds from the CDSC are payable to the Distributor and may be used in whole or in part to defray the Distributor's expenses related to providing distribution-related services to the Funds in connection with the sale of Class C Shares, including the payment of compensation to Authorized Dealers. An amount equal to 1% of the amount invested is normally paid by the Distributor to Authorized Dealers.

COMMON QUESTIONS APPLICABLE TO THE PURCHASE OF CLASS A, B AND C SHARES

What Else Do I Need To Know About The CDSC On Class A, B Or C Shares?

- The CDSC is based on the lesser of the NAV of the shares at the time of redemption or the original offering price (which is the original NAV).
  - No CDSC is charged on shares acquired from reinvested dividends or capital gains distributions.
  - No CDSC is charged on the per share appreciation of your account over the initial purchase price.
  - When counting the number of months since a purchase of Class B or Class C Shares was made, all payments made during a month will be combined and considered to have been made on the first day of that month.
- To keep your CDSC as low as possible, each time you place a request to sell shares, the Funds will first sell any shares in your account that do not carry a CDSC and then the shares in your account that have been held the longest.

In What Situations May The CDSC On Class A, B Or C Shares Be Waived Or Reduced?

The CDSC on Class A, Class B and Class C Shares that are subject to a CDSC may be waived or reduced if the redemption relates to:

- Retirement distributions or loans to participants or beneficiaries from Retirement Plans;

- The death or disability (as defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the ''Code'')) of a participant or beneficiary in a Retirement Plan;
- Hardship withdrawals by a participant or beneficiary in a Retirement Plan;
- Satisfying the minimum distribution requirements of the Code;
- Establishing ''substantially equal periodic payments'' as described under Section 72(t)(2) of the Code;
- The separation from service by a participant or beneficiary in a Retirement Plan;
- The death or disability (as defined in Section 72(m)(7) of the Code) of a shareholder if the redemption is made within one year of the event;
- Excess contributions distributed from a Retirement Plan;
- Distributions from a qualified Retirement Plan invested in the Goldman Sachs Funds which are being rolled over to a Goldman Sachs IRA in the same share class; or
- Redemption proceeds which are to be reinvested in accounts or non-registered products over which GSAM or its advisory affiliates have investment discretion.

In addition, Class A, B and C Shares subject to a systematic withdrawal plan may be redeemed without a CDSC. The Funds reserve the right to limit such redemptions, on an annual basis, to 12% each of the value of your Class B and C Shares and 10% of the value of your Class A Shares.

How Do I Decide Whether To Buy Class A, B Or C Shares?

The decision as to which Class to purchase depends on the amount you invest, the intended length of the investment and your personal situation.

- ***Class A Shares.*** If you are making an investment of $50,000 or more that qualifies for a reduced sales charge, you should consider purchasing Class A Shares.
- ***Class B Shares.*** If you plan to hold your investment for at least six years and would prefer not to pay an initial sales charge, you might consider purchasing Class B Shares. By not paying a front-end sales charge, your entire investment in Class B Shares is available to work for you from the time you make your initial investment. However, the distribution and service fee paid by Class B Shares will cause your Class B Shares (until conversion to Class A Shares) to have a higher expense ratio, and thus lower performance and lower dividend payments (to the extent dividends are paid) than Class A Shares. A maximum purchase limitation of $100,000 in the aggregate normally applies to Class B Shares. Once the current value of your Class B Shares in the aggregate across all Goldman Sachs Funds is equal to $100,000, you will not be allowed to purchase any additional Class B Shares. Individual purchases exceeding $100,000 will be rejected and additional purchases which could cause your holdings in Class B Shares to exceed $100,000 will be rejected.

- ***Class C Shares.*** If you are unsure of the length of your investment or plan to hold your investment for less than six years and would prefer not to pay an initial sales charge, you may prefer Class C Shares. By not paying a front-end sales charge, your entire investment in Class C Shares is available to work for you from the time you make your initial investment. However, the distribution and service fee paid by Class C Shares will cause your Class C Shares to have a higher expense ratio, and thus lower performance and lower dividend payments (to the extent dividends are paid) than Class A Shares (or Class B Shares after conversion to Class A Shares).

Although Class C Shares are subject to a CDSC for only 12 months, Class C Shares do not have the automatic eight year conversion feature applicable to Class B Shares and your investment may pay higher distribution fees indefinitely.

A maximum purchase limitation of $1,000,000 in the aggregate normally applies to purchases of Class C Shares. Once the current value of your Class C Shares in the aggregate across all Goldman Sachs Funds is equal to $1,000,000, you will not be allowed to purchase any additional Class C Shares. Individual purchases exceeding $1,000,000 will be rejected and additional purchases which could cause your holdings in Class C Shares to exceed $1,000,000 will be rejected.

Note: Authorized Dealers may receive different compensation for selling Class A, Class B or Class C Shares.

In addition to Class A, Class B and Class C Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

HOW TO SELL SHARES

How Can I Sell Class A, Class B And Class C Shares Of The Funds?

You may arrange to take money out of your account by selling (redeeming) some or all of your shares. **Generally, each Fund will redeem its shares upon request on any business day at the NAV next determined after receipt of such request in proper form, subject to any applicable CDSC.** You may request that redemption proceeds be sent to you by check or by wire (if the wire instructions are on record). Redemptions may be requested in writing or by telephone.

Instructions For Redemptions:	
By Writing:	■ Write a letter of instruction that includes: ■ Your name(s) and signature(s) ■ Your account number ■ The Fund name and Class of Shares ■ The dollar amount you want to sell ■ How and where to send the proceeds ■ Obtain a Medallion signature guarantee (see details below) ■ Mail your request to: Goldman Sachs Funds P.O. Box 219711 Kansas City, MO 64121-9711 or for overnight delivery: Goldman Sachs Funds 330 West 9th Street Poindexter Bldg., 1st Floor Kansas City, MO 64105
By Telephone:	If you have not declined the telephone redemption privilege on your Account Application: ■ 1-800-526-7384 (8:00 a.m. to 4:00 p.m. New York time) ■ You may redeem up to $50,000 of your shares daily ■ Proceeds which are sent directly to a Goldman Sachs brokerage account or to the bank account designated on your account application are not subject to the $50,000 limit

When Do I Need A Medallion Signature Guarantee To Redeem Shares?

A signature guarantee may be required if:

- You are requesting in writing to redeem shares in an amount over $50,000;
- You would like the redemption proceeds sent to an address that is not your address of record; or
- You would like to change the bank designated on your Account Application.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.

A signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee. Additional documentation may be required for executors, trustees or corporations or when deemed appropriate by the Transfer Agent.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. The Trust may accept telephone redemption instructions from any person identifying himself or herself as the owner of an account or the owner's registered representative where the owner has not declined in writing to use this service. Thus, you risk possible losses if a telephone redemption is not authorized by you.

In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs and BFDS each employ reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Proceeds of telephone redemption requests will be sent only to your address of record or authorized bank account designated in the Account Application (unless you provide written instructions and a signature guarantee, indicating another address or account).
- For the 30-day period following a change of address, telephone redemptions will only be filled by a wire transfer to the bank account designated in the Account Application (see immediately preceding bullet point). In order to receive the redemption by check during this time period, the redemption request must be a written, Medallion signature guaranteed letter.
- The telephone redemption option does not apply to shares held in a ''street name'' account. ''Street name'' accounts are accounts maintained and serviced by your Authorized Dealer. If your account is held in ''street name,'' you should contact your registered representative of record, who may make telephone redemptions on your behalf.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

How Are Redemption Proceeds Paid?

By Wire: You may arrange for your redemption proceeds to be wired as federal funds to the domestic bank account designated in your Account Application. The following general policies govern wiring redemption proceeds:

- Redemption proceeds will normally be wired on the next business day in federal funds (for a total of one business day delay), but may be paid up to three business days following receipt of a properly executed wire transfer redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.
- To change the bank designated on your Account Application, you must send written instructions (with your signature guaranteed) to the Transfer Agent.
- Neither the Trust nor Goldman Sachs assumes any responsibility for the performance of your bank or any intermediaries in the transfer process. If a problem with such performance arises, you should deal directly with your bank or any such intermediaries.

By Check: You may elect to receive your redemption proceeds by check. Redemption proceeds paid by check will normally be mailed to the address of record within three business days of a properly executed redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Institutions (including banks, trust companies, brokers and investment advisers) are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, these institutions may set times by which they must receive redemption requests. These institutions may also require additional documentation from you.

The Trust reserves the right to:

- Redeem your shares if your account balance falls below the required Fund minimum as a result of a redemption. The Funds will not redeem your shares on this basis if the value of your account falls below the minimum account balance solely as a result of market conditions. The Funds will give you 60 days' prior written notice to allow you to purchase sufficient additional shares of the Fund in order to avoid such redemption.

- Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interests of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to a Fund as undeliverable or remain uncashed for six months. This provision may not apply to certain retirement or qualified accounts. In addition, that distribution and all future distributions payable to you will be reinvested at the NAV on the day of reinvestment in additional shares of the same class of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Reinvest Redemption Proceeds In The Same Or Another Goldman Sachs Fund?

You may redeem shares of a Fund and reinvest a portion or all of the redemption proceeds (plus any additional amounts needed to round off purchases to the nearest full share) at NAV. To be eligible for this privilege, you must hold the shares you want to redeem for at least 30 days and you must reinvest the share proceeds within 90 days after you redeem. You may reinvest as follows:

- Class A or B Shares—Class A Shares of the same Fund or another Goldman Sachs Fund
- Class C Shares—Class C Shares of the same Fund or another Goldman Sachs Fund
- You should obtain and read the applicable prospectuses before investing in any other Funds.
- If you pay a CDSC upon redemption of Class A or Class C Shares and then reinvest in Class A or Class C Shares as described above, your account will be credited with the amount of the CDSC you paid. The reinvested shares will, however, continue to be subject to a CDSC. The holding period of the shares acquired through reinvestment will include the holding period of the redeemed shares for purposes of computing the CDSC payable upon a subsequent redemption. For Class B Shares, you may reinvest the redemption proceeds in Class A Shares at NAV but the amount of the CDSC paid upon redemption of the Class B Shares will not be credited to your account.
- The reinvestment privilege may be exercised at any time in connection with transactions in which the proceeds are reinvested at NAV in a tax-sheltered

retirement plan. In other cases, the reinvestment privilege may be exercised once per year upon receipt of a written request.

- You may be subject to tax as a result of a redemption. You should consult your tax adviser concerning the tax consequences of a redemption and reinvestment.

Can I Exchange My Investment From One Fund To Another?

You may exchange shares of a Fund at NAV without the imposition of an initial sales charge or CDSC at the time of exchange for shares of the same class or an equivalent class of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice to you.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ Your name(s) and signature(s) ■ Your account number ■ The Fund names and Class of Shares ■ The dollar amount you want to exchange ■ Mail the request to: Goldman Sachs Funds P.O. Box 219711 Kansas City, MO 64121-9711 or for overnight delivery - Goldman Sachs Funds 330 West 9th St. Poindexter Bldg., 1st Floor Kansas City, MO 64105
By Telephone:	If you have not declined the telephone exchange privilege on your Account Application: ■ 1-800-526-7384 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- Currently, there is no charge for exchanges, although the Funds may impose a charge in the future.
- The exchanged shares may later be exchanged for shares of the same class (or an equivalent class) of the original Fund at the next determined NAV without the imposition of an initial sales charge or CDSC if the amount in the Fund resulting from such exchanges is less than the largest amount on which you have previously paid the applicable sales charge.
- When you exchange shares subject to a CDSC, no CDSC will be charged at that time. The exchanged shares will be subject to the CDSC of the shares originally

held. For purposes of determining the amount of the applicable CDSC, the length of time you have owned the shares will be measured from the date you acquired the original shares subject to a CDSC and will not be affected by a subsequent exchange.

- Eligible investors may exchange certain classes of shares for another class of shares of the same Fund. For further information, call Goldman Sachs Funds at 1-800-526-7384 and see the Additional Statement.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund or the entire balance of the original Fund account should be exchanged.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs and BFDS may use reasonable procedures described under ''What Do I Need to Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Telephone exchanges normally will be made only to an identically registered account.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

SHAREHOLDER SERVICES

Can I Arrange To Have Automatic Investments Made On A Regular Basis?

You may be able to make systematic cash investments through your bank via ACH transfer or your checking account via bank draft each month. Forms for this option are available from Goldman Sachs, and your Authorized Dealer, or you may check the appropriate box on the Account Application.

Can My Dividends And Distributions From A Fund Be Invested In Other Funds?

You may elect to cross-reinvest dividends and capital gain distributions paid by a Fund in shares of the same class or an equivalent class of other Goldman Sachs Funds.

- Shares will be purchased at NAV.
- No initial sales charge or CDSC will be imposed.
- You may elect cross-reinvestment into an identically registered account or a similarly registered account provided that at least one name on the account is registered identically.

Can I Arrange To Have Automatic Exchanges Made On A Regular Basis?

You may elect to exchange automatically a specified dollar amount of shares of a Fund for shares of the same class or an equivalent class of other Goldman Sachs Funds.

- Shares will be purchased at NAV.
- No initial sales charge is imposed.
- Shares subject to a CDSC acquired under this program may be subject to a CDSC at the time of redemption from the Fund into which the exchange is made depending upon the date and value of your original purchase.
- Automatic exchanges are made monthly on the 15th day of each month or the first business day thereafter.
- Minimum dollar amount: $50 per month.

What Else Should I Know About Cross-Reinvestments And Automatic Exchanges?

Cross-reinvestments and automatic exchanges are subject to the following conditions:

- You must invest an amount in the Fund into which cross-reinvestments or automatic exchanges are being made that is equal to that Fund's minimum initial investment or continue to cross-reinvest or to make automatic exchanges until such minimum initial investment is met.
- You should obtain and read the prospectus of the Fund into which dividends are invested or automatic exchanges are made.

Can I Have Automatic Withdrawals Made On A Regular Basis?

You may draw on your account systematically via check or ACH transfer in any amount of $50 or more.

- It is normally undesirable to maintain a systematic withdrawal plan at the same time that you are purchasing additional Class A, Class B or Class C Shares because of the sales charge imposed on your purchases of Class A Shares or the imposition of a CDSC on your redemptions of Class A, Class B or Class C Shares.
- You must have a minimum balance of $5,000 in a Fund.
- Checks are mailed the next business day after your selected systematic withdrawal date.
- Each systematic withdrawal is a redemption and therefore may be a taxable transaction.
- The CDSC applicable to Class A, Class B or Class C Shares redeemed under the systematic withdrawal plan may be waived.

What Types of Reports Will Be Sent Regarding My Investment?

You will be provided with a printed confirmation of each transaction in your account and an individual quarterly account statement. A year-to-date statement for your account will be provided upon request made to Goldman Sachs. If your account is held in ''street name'' you may receive your statements and confirmations on a different schedule.

You will also receive an annual shareholder report containing audited financial statements and a semi-annual shareholder report. If you have consented to the delivery of a single copy of shareholder reports, prospectuses and other information to all shareholders who share the same mailing address with your account, you may revoke your consent at any time by contacting Goldman Sachs Funds by phone at 1-800-526-7384 or by mail at Goldman Sachs Funds, P.O. Box 06050, Chicago, IL 60606-6306. The Funds will begin sending individual copies to you within 30 days after receipt of your revocation.

The Funds do not generally provide sub-accounting services.

What Should I Know When I Purchase Shares Through An Authorized Dealer?

Authorized Dealers and other financial intermediaries may provide varying arrangements for their clients to purchase and redeem Fund shares. They may charge additional fees not described in this Prospectus to their customers for such services.

If shares of a Fund are held in a ''street name'' account with an Authorized Dealer, all recordkeeping, transaction processing and payments of distributions relating to your account will be performed by the Authorized Dealer, and not by the Fund and its Transfer Agent. Since the Funds will have no record of your transactions, you should contact the Authorized Dealer to purchase, redeem or exchange shares, to make changes in or give instructions concerning the account or to obtain information about your account. The transfer of shares in a ''street name'' account to an account with another dealer or to an account directly with the Fund involves special procedures and will require you to obtain historical purchase information about the shares in the account from the Authorized Dealer.

Authorized Dealers and other financial intermediaries may be authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and if approved by the Trust, to designate other intermediaries to accept such orders. In these cases:

- A Fund will be deemed to have received an order that is in proper form when the order is accepted by an Authorized Dealer or intermediary on a business day, and the order will be priced at the Fund's NAV per share (adjusted for any applicable sales charge) next determined after such acceptance.
- Authorized Dealers and intermediaries are responsible for transmitting accepted orders to the Funds within the time period agreed upon by them.

You should contact your Authorized Dealer or intermediary to learn whether it is authorized to accept orders for the Trust.

The Investment Adviser, Distributor and/or their affiliates may make payments to Authorized Dealers and other financial intermediaries (''Intermediaries'') from time to time to promote the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. These payments are made out of the Investment Adviser's, Distributor's and/or their affiliates' own assets, and are not an additional charge to the Funds. The payments are in addition to the distribution and service fees and sales charges described in this Prospectus. Such payments are intended to compensate Intermediaries for, among other things: marketing shares of the Funds and other Goldman Sachs Funds, which may consist of payments relating to Funds included on preferred or recommended fund lists or in certain sales programs from time to time sponsored by the Intermediaries; access to the Intermediaries' registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; and/or other specified services intended to assist in the distribution and marketing of the Funds and other Goldman Sachs Funds. The payments may also, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote the sale of shares, as well as sponsor various educational programs, sales contests and/or promotions. The additional payments by the Investment Adviser, Distributor and/or their affiliates may also compensate Intermediaries for subaccounting, administrative and/or shareholder processing services that are in addition to the fees paid for these services by the Funds. The amount of these additional payments is normally not expected to exceed 0.50% (annualized) of the amount sold or invested through the Intermediaries. Please refer to the ''Payments to Intermediaries'' section of the Additional Statement for more information about these payments.

The payments made by the Investment Adviser, Distributor and/or their affiliates may be different for different Intermediaries. The presence of these payments and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered representative or salesperson to highlight, feature or recommend Funds based, at least in part, on the level of compensation paid. You should contact your Authorized Dealer or other Intermediary for more information about the payments it receives and any potential conflicts of interest.

DISTRIBUTION SERVICES AND FEES

What Are The Different Distribution And Service Fees Paid By Class A, B and C Shares?

The Trust has adopted distribution and service plans (each a ''Plan'') under which Class A, Class B and Class C Shares bear distribution and service fees paid to Goldman Sachs and Authorized Dealers. If the fees received by Goldman Sachs pursuant to the Plans exceed its expenses, Goldman Sachs may realize a profit from these arrangements. Goldman Sachs generally pays the distribution and service fees on a quarterly basis.

Under the Plans, Goldman Sachs is entitled to a monthly fee from each Fund for distribution services equal, on an annual basis, to 0.25%, 0.75% and 0.75%, respectively, of a Fund's average daily net assets attributed to Class A, Class B and Class C Shares. Because these fees are paid out of the Fund's assets on an ongoing basis, over time, these fees will increase the cost of your investment and may cost you more than paying other types of such charges.

The distribution fees are subject to the requirements of Rule 12b-1 under the Investment Company Act, and may be used (among other things) for:

- Compensation paid to and expenses incurred by Authorized Dealers, Goldman Sachs and their respective officers, employees and sales representatives;
- Commissions paid to Authorized Dealers;
- Allocable overhead;
- Telephone and travel expenses;
- Interest and other costs associated with the financing of such compensation and expenses;
- Printing of prospectuses for prospective shareholders;
- Preparation and distribution of sales literature or advertising of any type; and
- All other expenses incurred in connection with activities primarily intended to result in the sale of Class A, Class B and Class C Shares.

In connection with the sale of Class C Shares, Goldman Sachs normally begins paying the 0.75% distribution fee as an ongoing commission to Authorized Dealers after the shares have been held for one year.

PERSONAL ACCOUNT MAINTENANCE SERVICES AND FEES

Under the Plans, Goldman Sachs is also entitled to receive a separate fee equal on an annual basis to 0.25% of each Fund's average daily net assets attributed to Class B or Class C Shares. This fee is for personal and account maintenance services, and may be used to make payments to Goldman Sachs, Authorized

Dealers and their officers, sales representatives and employees for responding to inquiries of, and furnishing assistance to, shareholders regarding ownership of their shares or their accounts or similar services not otherwise provided on behalf of the Funds. If the fees received by Goldman Sachs pursuant to the Plans exceed its expenses, Goldman Sachs may realize a profit from this arrangement.

In connection with the sale of Class C Shares, Goldman Sachs normally begins paying the 0.25% ongoing service fee to Authorized Dealers after the shares have been held for one year.

RESTRICTIONS ON EXCESSIVE TRADING PRACTICES

Policies and Procedures on Excessive Trading Practices.
In accordance with the policy adopted by the Board of Trustees, the Trust discourages frequent purchases and redemptions of Fund shares and does not permit market-timing or other excessive trading practices. Purchases and exchanges should be made with a view to longer-term investment purposes only that are consistent with the investment policies and practices of the respective Funds. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies, increase brokerage and administrative costs, harm Fund performance and result in dilution in the value of Fund shares held by long-term shareholders. The Trust and Goldman Sachs reserve the right to reject or restrict purchase or exchange requests from any investor. The Trust and Goldman Sachs will not be held liable for any loss resulting from rejected purchase or exchange orders. To minimize harm to the Trust and its shareholders (or Goldman Sachs), the Trust (or Goldman Sachs) will exercise this right if, in the Trust's (or Goldman Sachs') judgment, an investor has a history of excessive trading or if an investor's trading, in the judgment of the Trust (or Goldman Sachs), has been or may be disruptive to a Fund. In making this judgment, trades executed in multiple accounts under common ownership or control may be considered together to the extent they can be identified. No waivers of the provisions of the policy established to detect and deter market timing and other excessive trading activity are permitted that would harm the Trust or its shareholders or would subordinate the interests of the Trust or its shareholders to those of Goldman Sachs or any affiliated person or associated person of Goldman Sachs.

To deter excessive shareholder trading, the International Equity Funds and certain Fixed Income Funds (which are offered in separate prospectuses) impose a redemption fee on redemptions made within 30 calendar days of purchase subject to certain exceptions. For more information about these Funds, obtain a prospectus

from your Authorized Dealer or from Goldman Sachs by calling the number on the back cover of this Prospectus.

Pursuant to the policy adopted by the Board of Trustees, Goldman Sachs has developed criteria that it uses to identify trading activity that may be excessive. Goldman Sachs reviews on a regular, periodic basis available information relating to the trading activity in the Funds in order to assess the likelihood that a Fund may be the target of excessive trading. As part of its excessive trading surveillance process, Goldman Sachs, on a periodic basis, examines transactions that exceed certain monetary thresholds or numerical limits within a period of time. If, in its judgment, Goldman Sachs detects excessive, short term trading, Goldman Sachs may reject or restrict a purchase or exchange request and may further seek to close an investor's account with a Fund. Goldman Sachs may modify its surveillance procedures and criteria from time to time without prior notice regarding the detection of excessive trading or to address specific circumstances. Goldman Sachs will apply the criteria in a manner that, in Goldman Sachs' judgment, will be uniform.

Fund shares may be held through omnibus arrangements maintained by intermediaries such as broker-dealers, investment advisers, transfer agents, administrators and insurance companies. In addition, Fund shares may be held in omnibus 401(k) plans, retirement plans and other group accounts. Omnibus accounts include multiple investors and such accounts typically provide the Funds with a net purchase or redemption request on any given day where the purchases and redemptions of Fund shares by the investors are netted against one another. The identity of individual investors whose purchase and redemption orders are aggregated are not known by the Funds. A number of these financial intermediaries may not have the capability or may not be willing to apply the Funds' market timing policies or any applicable redemption fee. While Goldman Sachs may monitor share turnover at the omnibus account level, a Fund's ability to monitor and detect market timing by shareholders or apply any applicable redemption fee in these omnibus accounts is limited. The netting effect makes it more difficult to identify, locate and eliminate market timing activities. In addition, those investors who engage in market timing and other excessive trading activities may employ a variety of techniques to avoid detection. There can be no assurance that the Funds and Goldman Sachs will be able to identify all those who trade excessively or employ a market timing strategy, and curtail their trading in every instance.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions and the sale of your Fund shares.

DISTRIBUTIONS

Each Fund contemplates declaring as dividends each year all or substantially all of its taxable income. Distributions you receive from the Funds are generally subject to federal income tax, and may also be subject to state or local taxes (although the CORE Tax-Managed Equity Fund attempts to minimize capital gains and income distributions in seeking its investment objective). This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. For federal tax purposes, the Funds' income dividend distributions and short-term capital gain distributions are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Under recent changes to the Internal Revenue Code (the ''Code''), the maximum long-term capital gain tax rate applicable to individuals, estates, and trusts is 15%. (A sunset provision provides that the 15% long-term capital gain rate and the taxation of dividends at the long-term capital gain rate will revert back to a prior version of these provisions in the Code for taxable years beginning after December 31, 2008.) Also, Fund distributions to noncorporate shareholders attributable to dividends received by the Funds from U.S. and certain qualified foreign corporations will generally be taxed at the long-term capital gain rate, as long as certain other requirements are met. The amount of a Fund's distributions that qualify for this favorable tax treatment will be reduced as a result of a Fund's securities lending activities, by a high portfolio turnover rate or by investments in debt securities or ''non-qualified'' foreign corporations. For these lower rates to apply, the non-corporate shareholder must own the relevant Fund shares for at least 61 days during the 121-day period beginning 60 days before the Fund's ex-dividend date.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. A percentage of the Funds' dividends paid to corporate shareholders may be eligible for the corporate dividends-received deduction. This percentage may, however, be reduced as a result of a Fund's securities lending activities, by a high portfolio turnover rate or by investments in debt securities or foreign corporations. Character and tax status of all distributions will be available to shareholders after the close of each calendar year. The REIT investments of the Real Estate Securities Fund often do not provide complete tax information to the Fund until after the calendar year. Consequently, because of the delay, it may be necessary for the Fund to request permission to extend the deadline for issuance of Forms 1099-DIV beyond January 31.

Each Fund may be subject to foreign withholding or other foreign taxes on income or gain from certain foreign securities. In general, the Funds may deduct these taxes in computing their taxable income.

If you buy shares of a Fund before it makes a distribution, the distribution will be taxable to you even though it may actually be a return of a portion of your investment. This is known as ''buying a dividend.''

SALES AND EXCHANGES

Your sale of Fund shares is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. For tax purposes, the exchange of your Fund shares for shares of a different Goldman Sachs Fund is the same as a sale. When you sell your shares, you will generally recognize a capital gain or loss in an amount equal to the difference between your adjusted tax basis in the shares and the amount received. Generally, this gain or loss is long-term or short-term depending on whether your holding period exceeds twelve months, except that any loss realized on shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends that were received on the shares. Additionally, any loss realized on a sale, exchange or redemption of shares of a Fund may be disallowed under ''wash sale'' rules to the extent the shares disposed of are replaced with other shares of that Fund within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to a dividend reinvestment in shares of that Fund. If disallowed, the loss will be reflected in an adjustment to the basis of the shares acquired.

OTHER INFORMATION

When you open your account, you should provide your Social Security Number or tax identification number on your Account Application. By law, each Fund must withhold 28% of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so.

Non-U.S. investors may be subject to U.S. withholding and estate tax. However, distributions of short-term capital gains and qualified interest income made by the Funds to non-U.S. investors between January 1, 2005 and December 31, 2007 will generally not be subject to U.S. withholding.

Investments in the CORE Tax-Managed Equity Fund are subject to the tax risks described previously under ''Principal Risks of the Funds.''

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

A. General Portfolio Risks

The Funds will be subject to the risks associated with equity investments. ''Equity investments'' may include common stocks, preferred stocks, interests in real estate investment trusts, convertible debt obligations, convertible preferred stocks, equity interests in trusts, partnerships, joint ventures, limited liability companies and similar enterprises, warrants, stock purchase rights and synthetic and derivative instruments that have economic characteristics similar to equity securities. In general, the values of equity investments fluctuate in response to the activities of individual companies and in response to general market and economic conditions. Accordingly, the values of equity investments that a Fund holds may decline over short or extended periods. The stock markets tend to be cyclical, with periods when stock prices generally rise and periods when prices generally decline. This volatility means that the value of your investment in the Funds may increase or decrease. In recent years, certain stock markets have experienced substantial price volatility.

To the extent that a Fund invests in fixed-income securities, that Fund will also be subject to the risks associated with its fixed-income securities. These risks include interest rate risk, credit risk and call/extension risk. In general, interest rate risk involves the risk that when interest rates decline, the market value of fixed-income securities tends to increase (although many mortgage-related securities will have less potential than other debt securities for capital appreciation during periods of declining rates). Conversely, when interest rates increase, the market value of fixed-income securities tends to decline. Credit risk involves the risk that an issuer or guarantor could default on its obligations, and a Fund will not recover its investment. Call risk and extension risk are normally present in mortgage-backed securities and asset-backed securities. For example, homeowners have the option to prepay their mortgages. Therefore, the duration of a security backed by home mortgages can either shorten (call risk) or lengthen (extension risk). In general, if interest rates on new mortgage loans fall sufficiently below the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to increase. Conversely, if mortgage loan interest rates rise above the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to decrease. In either case, a change in the prepayment rate can result in losses to investors. The same would be true of asset-backed securities such as securities backed by car loans.

The Investment Adviser will not consider the portfolio turnover rate a limiting factor in making investment decisions for a Fund. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by a Fund and its shareholders, and is also likely to result in higher short-term capital gains taxable to shareholders. The portfolio turnover rate is calculated by dividing the lesser of the dollar amount of sales or purchases of portfolio securities by the average monthly value of a Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less. See ''Financial Highlights'' in Appendix B for a statement of the Funds' historical portfolio turnover rates.

The following sections provide further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment objectives, and all investment policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs.

B. Other Portfolio Risks

Risks of Investing in Internet and Internet-Related Companies. The Tollkeeper Fund may invest in Internet and Internet-related companies. Internet and Internet-related companies are generally subject to a rate of change in technology which is higher than other industries and often requires extensive and sustained investment in research and development. As a result, Internet and Internet-related companies are exposed to the risk of rapid product obsolescence. Changes in governmental policies, such as telephone and cable regulations and anti-trust enforcement, and the need for regulatory approvals may have an adverse effect on the products, services and securities of Internet and Internet-related companies. Internet and Internet-related companies may also produce or use products or services that prove commercially unsuccessful. In addition, intense worldwide competitive pressures and changing demand, evolving industry standards, challenges in achieving product capability, loss of patent protection or proprietary rights, reduction or interruption in the supply of key components, changes in strategic alliances, frequent mergers or acquisitions or other factors can have a significant effect on the financial conditions of companies in these industries. Competitive pressures in the Internet and Internet-related industries may affect negatively the financial condition of Internet and

Internet-related companies. Internet and Internet-related companies are also subject to the risk of service disruptions and the risk of losses arising out of litigation related to these disruptions. In certain instances, Internet and Internet-related securities may experience significant price movements caused by disproportionate investor optimism or pessimism with little or no basis in fundamental economic conditions. As a result of these and other reasons, investments in the Internet and Internet-related industry can experience sudden and rapid appreciation and depreciation.

Risks of Initial Public Offerings. The Tollkeeper and Real Estate Securities Funds may invest in IPOs. An IPO is a company's first offering of stock to the public. IPO risk is the risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When a Fund's asset base is small, a significant portion of the Fund's performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Fund. As the Fund's assets grow, the effect of the Fund's investments in IPOs on the Fund's performance probably will decline, which could reduce the Fund's performance. Because of the price volatility of IPO shares, a Fund may choose to hold IPO shares for a very short period of time. This may increase the turnover of the Fund's portfolio and may lead to increased expenses to the Fund, such as commissions and transaction costs. By selling IPO shares, the Fund may realize taxable gains it will subsequently distribute to shareholders. In addition, the market for IPO shares can be speculative and/or inactive for extended periods of time. There is no assurance that a Fund will be able to obtain allocable portions of IPO shares. The limited number of shares available for trading in some IPOs may make it more difficult for a Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing prices. Investors in IPO shares can be affected by substantial dilution in the value of their shares, by sales of additional shares and by concentration of control in existing management and principal shareholders.

Risks of Investing in Small Capitalization and Mid-Capitalization Companies and REITs. Each Fund may, to the extent consistent with its investment policies, invest in small and mid-capitalization companies and REITs. Investments in small and mid-capitalization companies and REITs involve greater risk and portfolio price volatility than investments in larger capitalization stocks. Among the reasons for the greater price volatility of these investments are the less certain growth prospects of smaller firms and the lower degree of liquidity in the markets for such securities. Small and mid-capitalization companies and REITs may be thinly traded and may have to be sold at a discount from current market prices or in small lots

over an extended period of time. In addition, these securities are subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities in particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic or market conditions, or adverse investor perceptions whether or not accurate. Because of the lack of sufficient market liquidity, a Fund may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Small and mid-capitalization companies and REITs include ''unseasoned'' issuers that do not have an established financial history; often have limited product lines, markets or financial resources; may depend on or use a few key personnel for management; and may be susceptible to losses and risks of bankruptcy. Small and mid-capitalization companies may be operating at a loss or have significant variations in operating results; may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence; may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position; and may have substantial borrowings or may otherwise have a weak financial condition. In addition, these companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel. Transaction costs for these investments are often higher than those of larger capitalization companies. Investments in small and mid-capitalization companies and REITs may be more difficult to price precisely than other types of securities because of their characteristics and lower trading volumes.

Risks of Foreign Investments. In general, each Fund may make foreign investments, although the CORE Tax-Managed Equity Fund may only invest in foreign issuers that are traded in the United States. Foreign investments involve special risks that are not typically associated with U.S. dollar denominated or quoted securities of U.S. issuers. Foreign investments may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and changes in exchange control regulations (*e.g.*, currency blockage). A decline in the exchange rate of the currency (*i.e.*, weakening of the currency against the U.S. dollar) in which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce the value of the portfolio security. In addition, if the currency in which a Fund receives dividends, interest or other payments declines in value against the U.S. dollar before such income is distributed as dividends to shareholders or converted to U.S. dollars, the Fund may have to sell portfolio securities to obtain sufficient cash to pay such dividends.

Brokerage commissions, custodial services and other costs relating to investment in international securities markets generally are more expensive than in the United

States. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. issuers. There may be less publicly available information about a foreign issuer than about a U.S. issuer. In addition, there is generally less government regulation of foreign markets, companies and securities dealers than in the United States and the legal remedies for investors may be more limited than the remedies available in the United States. Foreign securities markets may have substantially less volume than U.S. securities markets and securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains distributions), limitations on the removal of funds or other assets from such countries, and risks of political or social instability or diplomatic developments which could adversely affect investments in those countries.

Concentration of a Fund's assets in one or a few countries and currencies will subject a Fund to greater risks than if a Fund's assets were not geographically concentrated.

Investment in sovereign debt obligations by a Fund involves risks not present in debt obligations of corporate issuers. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due in accordance with the terms of such debt, and a Fund may have limited recourse to compel payment in the event of a default. Periods of economic uncertainty may result in the volatility of market prices of sovereign debt, and in turn a Fund's NAV, to a greater extent than the volatility inherent in debt obligations of U.S. issuers.

A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward international lenders, and the political constraints to which a sovereign debtor may be subject.

Investments in foreign securities may take the form of sponsored and unsponsored American Depositary Receipts (''ADRs'') and Global Depositary Receipts

(''GDRs''). Certain Funds may also invest in European Depositary Receipts (''EDRs'') or other similar instruments representing securities of foreign issuers. ADRs, GDRs and EDRs represent the right to receive securities of foreign issuers deposited in a bank or other depository. ADRs and certain GDRs are traded in the United States. GDRs may be traded in either the United States or in foreign markets. EDRs are traded primarily outside the United States. Prices of ADRs are quoted in U.S. dollars. EDRs and GDRs are not necessarily quoted in the same currency as the underlying security.

Risks of Euro. On January 1, 1999, the European Economic and Monetary Union (EMU) introduced a new single currency called the euro. The euro has replaced the national currencies of the following member countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. In addition, Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia and Slovenia became members of the EMU on May 1, 2004, but these countries will not adopt the euro as their new currency until they can show that their economies have converged with the economies of the euro zone.

The European Central Bank has control over each country's monetary policies. Therefore, the member countries no longer control their own monetary policies by directing independent interest rates for their currencies. The national governments of the participating countries, however, have retained the authority to set tax and spending policies and public debt levels.

The change to the euro as a single currency is relatively new and untested. The elimination of currency risk among EMU countries has affected the economic environment and behavior of investors, particularly in European markets, but the long term impact of those changes on currency values or on the business or financial condition of European countries and issuers cannot be fully assessed at this time. In addition, the introduction of the euro presents other unique uncertainties, including the fluctuation of the euro relative to non-euro currencies; whether the interest rate, tax and labor regimes of European countries participating in the euro will converge over time; and whether the conversion of the currencies of other countries that now are or may in the future become members of the European Union (''EU'') will have an impact on the euro. Also, it is possible that the euro could be abandoned in the future by countries that have already adopted its use. These or other events, including political and economic developments, could cause market disruptions, and could adversely affect the value of securities held by the Funds. Because of the number of countries using this single currency, a significant portion of the assets held by the Funds may be denominated in the euro.

Risks of Emerging Countries. Certain Funds may invest in securities of issuers located in emerging countries. The risks of foreign investment are heightened when the issuer is located in an emerging country. Emerging countries are generally located in the Asia and Pacific regions, the Middle East, Eastern Europe, Latin, Central and South America and Africa. A Fund's purchase and sale of portfolio securities in certain emerging countries may be constrained by limitations relating to daily changes in the prices of listed securities, periodic trading or settlement volume and/or limitations on aggregate holdings of foreign investors. Such limitations may be computed based on the aggregate trading volume by or holdings of a Fund, the Investment Adviser, its affiliates and their respective clients and other service providers. A Fund may not be able to sell securities in circumstances where price, trading or settlement volume limitations have been reached.

Foreign investment in the securities markets of certain emerging countries is restricted or controlled to varying degrees which may limit investment in such countries or increase the administrative costs of such investments. For example, certain Asian countries require governmental approval prior to investments by foreign persons or limit investment by foreign persons to only a specified percentage of an issuer's outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the issuer available for purchase by nationals. In addition, certain countries may restrict or prohibit investment opportunities in issuers or industries deemed important to national interests. Such restrictions may affect the market price, liquidity and rights of securities that may be purchased by a Fund. The repatriation of both investment income and capital from certain emerging countries is subject to restrictions such as the need for governmental consents. In situations where a country restricts direct investment in securities (which may occur in certain Asian and other countries), a Fund may invest in such countries through other investment funds in such countries.

Many emerging countries have experienced currency devaluations and substantial (and, in some cases, extremely high) rates of inflation. Other emerging countries have experienced economic recessions. These circumstances have had a negative effect on the economies and securities markets of such emerging countries. Economies in emerging countries generally are dependent heavily upon commodity prices and international trade and, accordingly, have been and may continue to be affected adversely by the economies of their trading partners, trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade.

Many emerging countries are subject to a substantial degree of economic, political and social instability. Governments of some emerging countries are authoritarian in nature or have been installed or removed as a result of military coups, while governments in other emerging countries have periodically used force to suppress civil dissent. Disparities of wealth, the pace and success of democratization, and ethnic, religious and racial disaffection, among other factors, have also led to social unrest, violence and/or labor unrest in some emerging countries. Unanticipated political or social developments may result in sudden and significant investment losses. Investing in emerging countries involves greater risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested. As an example, in the past, some Eastern European governments have expropriated substantial amounts of private property, and many claims of the property owners have never been fully settled. There is no assurance that similar expropriations will not recur in Eastern European or other countries.

A Fund’s investment in emerging countries may also be subject to withholding or other taxes, which may be significant and may reduce the return from an investment in such countries to the Fund.

Settlement procedures in emerging countries are frequently less developed and reliable than those in the United States and may involve a Fund’s delivery of securities before receipt of payment for their sale. In addition, significant delays may occur in certain markets in registering the transfer of securities. Settlement or registration problems may make it more difficult for a Fund to value its portfolio securities and could cause the Fund to miss attractive investment opportunities, to have a portion of its assets uninvested or to incur losses due to the failure of a counterparty to pay for securities the Fund has delivered or the Fund’s inability to complete its contractual obligations because of theft or other reasons.

The creditworthiness of the local securities firms used by a Fund in emerging countries may not be as sound as the creditworthiness of firms used in more developed countries. As a result, the Fund may be subject to a greater risk of loss if a securities firm defaults in the performance of its responsibilities.

The small size and inexperience of the securities markets in certain emerging countries and the limited volume of trading in securities in those countries may make a Fund’s investments in such countries less liquid and more volatile than investments in countries with more developed securities markets (such as the United States, Japan and most Western European countries). A Fund’s investments in emerging countries are subject to the risk that the liquidity of a particular investment, or investments generally, in such countries will shrink or disappear suddenly and without warning as a result of adverse economic, market or political

conditions or adverse investor perceptions, whether or not accurate. Because of the lack of sufficient market liquidity, a Fund may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Investments in emerging countries may be more difficult to price precisely because of the characteristics discussed above and lower trading volumes.

A Fund's use of foreign currency management techniques in emerging countries may be limited. The Investment Adviser anticipates that a significant portion of the Funds' currency exposure in emerging countries may not be covered by these techniques.

Risks of Derivative Investments. A Fund's transactions, if any, in options, futures, options on futures, swaps, interest rate caps, floors and collars, structured securities and foreign currency transactions involve additional risk of loss. Loss can result from a lack of correlation between changes in the value of derivative instruments and the portfolio assets (if any) being hedged, the potential illiquidity of the markets for derivative instruments, or the risks arising from margin requirements and related leverage factors associated with such transactions. The use of these management techniques also involves the risk of loss if the Investment Adviser is incorrect in its expectation of fluctuations in securities prices, interest rates or currency prices. Each Fund may also invest in derivative investments for non-hedging purposes (that is, to seek to increase total return). Investing for non-hedging purposes is considered a speculative practice and presents even greater risk of loss.

Risks of Illiquid Securities. Each Fund may invest up to 15% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain stripped mortgage-backed securities
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain over-the-counter options
- Certain structured securities and all swap transactions
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (''144A Securities'').

Investing in 144A Securities may decrease the liquidity of a Fund's portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation

of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Credit/Default Risks. Debt securities purchased by the Funds may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instrumentalities and sponsored enterprises), foreign government, domestic and foreign corporations, banks and other issuers. Some of these fixed-income securities are described in the next section below. Further information is provided in the Additional Statement.

Debt securities rated BBB or higher by Standard & Poor's Rating Group (''Standard & Poor's''), or Baa or higher by Moody's Investors Service, Inc. (''Moody's'') or having a comparable rating by another NRSRO are considered ''investment grade.'' Securities rated BBB or Baa are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken their issuers' capacity to pay interest and repay principal. A security will be deemed to have met a rating requirement if it receives the minimum required rating from at least one such rating organization even though it has been rated below the minimum rating by one or more other rating organizations, or if unrated by such rating organizations, the security is determined by the Investment Adviser to be of comparable credit quality. A security satisfies the Fund's minimum rating requirement regardless of its relative ranking (for example, plus or minus) within a designated major rating category (for example, BBB or Baa). If a security satisfies a Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below that rating, the Fund will not be required to dispose of the security. If a downgrade occurs, the Investment Adviser will consider which action, including the sale of the security, is in the best interest of a Fund and its shareholders.

Certain Funds may invest in fixed-income securities rated BB or Ba or below (or comparable unrated securities) which are commonly referred to as ''junk bonds.'' Junk bonds are considered predominantly speculative and may be questionable as to principal and interest payments.

In some cases, junk bonds may be highly speculative, have poor prospects for reaching investment grade standing and be in default. As a result, investment in such bonds will present greater speculative risks than those associated with investment in investment grade bonds. Also, to the extent that the rating assigned to a security in a Fund's portfolio is downgraded by a rating organization, the market price and liquidity of such security may be adversely affected.

Temporary Investment Risks. Each Fund may, for temporary defensive purposes, invest a certain percentage of its total assets in:

- U.S. government securities
- Commercial paper rated at least A-2 by Standard & Poor's; P-2 by Moody's or having a comparable rating by another NRSRO
- Certificates of deposit
- Bankers' acceptances
- Repurchase agreements
- Non-convertible preferred stocks and non-convertible corporate bonds with a remaining maturity of less than one year

When a Fund's assets are invested in such instruments, the Fund may not be achieving its investment objective.

C. Portfolio Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks.

The Funds may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objective and policies. Further information is provided in the Additional Statement, which is available upon request.

Convertible Securities. Each Fund may invest in convertible securities. Convertible securities are preferred stock or debt obligations that are convertible into common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. Convertible securities in which a Fund invests are subject to the same rating criteria as its other investments in fixed-income securities. Convertible securities have both equity and fixed-income risk characteristics. Like all fixed-income securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in interest rates. Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security, like a fixed-income security, tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock.

Foreign Currency Transactions. Certain Funds may, to the extent consistent with its investment policies, purchase or sell foreign currencies on a cash basis or through forward contracts. A forward contract involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract. A Fund may engage in foreign currency transactions for hedging purposes and to seek to protect against anticipated changes in future foreign currency exchange rates. In addition, certain Funds may enter into foreign currency transactions to seek a closer correlation between the Fund's overall currency exposures and the currency exposures of the Fund's performance benchmark. Certain Funds may also enter into such transactions to seek to increase total return, which is considered a speculative practice.

Some Funds may also engage in cross-hedging by using forward contracts in a currency different from that in which the hedged security is denominated or quoted. A Fund may hold foreign currency received in connection with investments in foreign securities when, in the judgment of the Investment Adviser, it would be beneficial to convert such currency into U.S. dollars at a later date (*e.g.* the Investment Adviser may anticipate the foreign currency to appreciate against the U.S. dollar).

Currency exchange rates may fluctuate significantly over short periods of time, causing, along with other factors, a Fund's NAV to fluctuate (when the Fund's NAV fluctuates, the value of your shares may go up or down). Currency exchange rates also can be affected unpredictably by the intervention of U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad.

The market in forward foreign currency exchange contracts, currency swaps and other privately negotiated currency instruments offers less protection against defaults by the other party to such instruments than is available for currency instruments traded on an exchange. Such contracts are subject to the risk that the counterparty to the contract will default on its obligations. Since these contracts are not guaranteed by an exchange or clearinghouse, a default on a contract would deprive a Fund of unrealized profits, transaction costs or the benefits of a currency hedge or could force the Fund to cover its purchase or sale commitments, if any, at the current market price.

Structured Securities. Each Fund may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the ''Reference'') or the relative change in two or more References.

The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference.

Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may present a greater degree of market risk than many types of securities and may be more volatile, less liquid and more difficult to price accurately than less complex securities.

REITs. Each Fund may invest in REITs. REITs are pooled investment vehicles that invest primarily in either real estate or real estate related loans. The value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. REITs are dependent upon the ability of the REITs' managers, and are subject to heavy cash flow dependency, default by borrowers and the qualification of the REITs under applicable regulatory requirements for favorable income tax treatment. REITs are also subject to risks generally associated with investments in real estate including possible declines in the value of real estate, general and local economic conditions, environmental problems and changes in interest rates. To the extent that assets underlying a REIT are concentrated geographically, by property type or in certain other respects, these risks may be heightened. A Fund will indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests.

Options on Securities, Securities Indices and Foreign Currencies. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period.

A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period. Each Fund may write (sell) covered call and put options and purchase put and call options on any securities in which the Fund may invest or on any securities index consisting of securities in which it may invest. Certain Funds may also, to the extent consistent with their investment policies, purchase and sell (write) put and call options on foreign currencies.

The writing and purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which is considered a speculative activity). The successful use of options depends in part on the ability of the Investment Adviser to manage future price fluctuations and the degree of correlation between the options and securities (or currency) markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are written and purchased and the instruments in a Fund's investment

portfolio, the Fund may incur losses that it would not otherwise incur. The use of options can also increase a Fund's transaction costs. Options written or purchased by the Funds may be traded on either U.S. or foreign exchanges or over-the-counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Futures Contracts and Options on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on particular securities, foreign currencies, securities indices and other financial instruments and indices. The Funds may engage in futures transactions on both U.S. and foreign exchanges (except that the CORE Tax-Managed Equity Fund may only engage in futures transactions with respect to U.S. equity indices).

Each Fund may purchase and sell futures contracts, and purchase and write call and put options on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates, securities prices or, to the extent a Fund invests in foreign securities, currency exchange rates, or to otherwise manage its term structure, sector selections and duration in accordance with its investment objective and policies. Each Fund may also enter into closing purchase and sale transactions with respect to such contracts and options. The Trust, on behalf of each Fund, has claimed an exclusion from the definition of the term ''commodity pool operator'' under the Commodity Exchange Act, and therefore is not subject to registration or regulation as a pool operator under that Act with respect to the Funds.

Futures contracts and related options present the following risks:

- While a Fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in poorer overall performance than if the Fund had not entered into any futures contracts or options transactions.
- Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and a Fund may be exposed to additional risk of loss.
- The loss incurred by a Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.
- Futures markets are highly volatile and the use of futures may increase the volatility of a Fund's NAV.

- As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to a Fund.
- Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.
- Foreign exchanges may not provide the same protection as U.S. exchanges.

Equity Swaps. Each Fund may invest in equity swaps. Equity swaps allow the parties to a swap agreement to exchange the dividend income or other components of return on an equity investment (for example, a group of equity securities or an index) for a component of return on another non-equity or equity investment.

An equity swap may be used by a Fund to invest in a market without owning or taking physical custody of securities in circumstances in which direct investment may be restricted for legal reasons or is otherwise deemed impractical or disadvantageous. Equity swaps are derivatives and their value can be very volatile. To the extent that the Investment Adviser does not accurately analyze and predict the potential relative fluctuation of the components swapped with another party, a Fund may suffer a loss, which may be substantial. The value of some components of an equity swap (such as the dividends on a common stock) may also be sensitive to changes in interest rates. Furthermore, a Fund may suffer a loss if the counterparty defaults. Because equity swaps are normally illiquid, a Fund may be unable to terminate its obligations when desired.

When-Issued Securities and Forward Commitments. Each Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price and yield to the Fund at the time of entering into the transaction. A forward commitment involves the entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date

and price. Each Fund may enter into repurchase agreements with securities dealers and banks which furnish collateral at least equal in value or market price to the amount of their repurchase obligation.

If the other party or ‘‘seller’’ defaults, a Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund’s costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, a Fund could suffer additional losses if a court determines that the Fund’s interest in the collateral is not enforceable.

Certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Lending of Portfolio Securities. Each Fund may engage in securities lending. Securities lending involves the lending of securities owned by a Fund to financial institutions such as certain broker-dealers including, as permitted by the SEC, Goldman Sachs. The borrowers are required to secure their loan continuously with cash, cash equivalents, U.S. government securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested by a Fund in short-term investments, including unregistered investment pools managed by the Investment Adviser or its affiliates. To the extent that cash collateral is so invested, such collateral will be subject to market depreciation or appreciation, and a Fund will be responsible for any loss that might result from its investment of the borrowers’ collateral. If the Investment Adviser determines to make securities loans, the value of the securities loaned may not exceed 33$^{1}/_{3}$% of the value of the total assets of a Fund (including the loan collateral). Loan collateral (including any investment of the collateral) is not subject to the percentage limitations described elsewhere in this Prospectus regarding investments in fixed-income securities and cash equivalents.

A Fund may lend its securities to increase its income. A Fund may, however, experience delay in the recovery of its securities or incur a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund or becomes insolvent.

Short Sales Against-the-Box. Certain Funds may make short sales against-the-box. A short sale against-the- box means that at all times when a short position is open the Fund will own an equal amount of securities sold short, or securities convertible into or exchangeable for, without payment of any further consideration, an equal amount of the securities of the same issuer as the securities sold short.

Preferred Stock, Warrants and Rights. Each Fund may invest in preferred stock, warrants and rights. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer's earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.

Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Other Investment Companies. Each Fund may invest in securities of other investment companies (including exchange-traded funds such as SPDRs and iShares™, as defined below) subject to statutory limitations prescribed by the Investment Company Act. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money market funds which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Exchange-traded funds such as SPDRs and iShares™ are shares of unaffiliated investment companies which are traded like traditional equity securities on a national securities exchange or the NASDAQ® National Market System.

- ***Standard & Poor's Depositary Receipts™.*** The Funds may, consistent with their investment policies, purchase Standard & Poor's Depositary Receipts™ (''SPDRs''). SPDRs are securities traded on the American Stock Exchange (''AMEX'') that represent ownership in the SPDR Trust, a trust which has been established to accumulate and hold a portfolio of common stocks that is intended to track the price performance and dividend yield of the S&P 500®. The SPDR Trust is sponsored by a subsidiary of the AMEX. SPDRs may be used for several reasons, including, but not limited to, facilitating the handling

of cash flows or trading, or reducing transaction costs. The price movement of SPDRs may not perfectly parallel the price action of the S&P 500®.

- ***iShares***[SM]***.*** iShares are shares of an investment company that invests substantially all of its assets in securities included in specified indices, including the MSCI indices for various countries and regions. iShares are listed on the AMEX and were initially offered to the public in 1996. The market prices of iShares are expected to fluctuate in accordance with both changes in the NAVs of their underlying indices and supply and demand of iShares on the AMEX. However, iShares have a limited operating history and information is lacking regarding the actual performance and trading liquidity of iShares for extended periods or over complete market cycles. In addition, there is no assurance that the requirements of the AMEX necessary to maintain the listing of iShares will continue to be met or will remain unchanged. In the event substantial market or other disruptions affecting iShares should occur in the future, the liquidity and value of a Fund's shares could also be substantially and adversely affected. If such disruptions were to occur, a Fund could be required to reconsider the use of iShares as part of its investment strategy.

Unseasoned Companies. Each Fund may invest in companies which (together with their predecessors) have operated less than three years. The securities of such companies may have limited liquidity, which can result in their being priced higher or lower than might otherwise be the case. In addition, investments in unseasoned companies are more speculative and entail greater risk than do investments in companies with an established operating record.

Corporate Debt Obligations. Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal. Each Fund may invest in corporate debt obligations issued by U.S. and certain non-U.S. issuers which issue securities denominated in the U.S. dollar (including Yankee and Euro obligations). In addition to obligations of corporations, corporate debt obligations include securities issued by banks and other financial institutions and supranational entities (*i.e.*, the World Bank, the International Monetary Fund, etc.).

Bank Obligations. Each Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and

cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

U.S. Government Securities. Each Fund may invest in U.S. Government Securities. U.S. Government Securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. Government Securities may be supported by (a) the full faith and credit of the U.S. Treasury; (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer. U.S. Government Securities also include Treasury receipts, zero coupon bonds and other stripped U.S. Government Securities, where the interest and principal components of stripped U.S. Government Securities are traded independently.

Custodial Receipts and Trust Certificates. Each Fund may invest in custodial receipts and trust certificates representing interests in securities held by a custodian or trustee. The securities so held may include U.S. Government Securities or other types of securities in which a Fund may invest. The custodial receipts or trust certificates may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. government or other issuer of the securities held by the custodian or trustee. If for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial or trust account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts and trust certificates, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. Each Fund may also invest in separately issued interests in custodial receipts and trust certificates.

Mortgage-Backed Securities. Certain Funds may invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property. Mortgage-backed securities can be backed by either fixed rate mortgage loans or adjustable rate mortgage loans, and may be issued by either a governmental or non-governmental entity. Privately issued mortgage-backed securities are normally structured with one or more types of ‘‘credit enhancement.’’ However, these mortgage-backed securities typically do not have the same credit standing as U.S. government guaranteed mortgage-backed securities.

Mortgage-backed securities may include multiple class securities, including collateralized mortgage obligations (''CMOs'') and Real Estate Mortgage Investment Conduit (''REMIC'') pass-through or participation certificates. A REMIC is a CMO that qualifies for special tax treatment under the Code and invests in certain mortgages principally secured by interests in real property and other permitted investments. CMOs provide an investor with a specified interest in the cash flow from a pool of underlying mortgages or of other mortgage-backed securities. CMOs are issued in multiple classes. In many cases, payments of principal are applied to the CMO classes in the order of their respective stated maturities, so that no principal payments will be made on a CMO class until all other classes having an earlier stated maturity date are paid in full.

Sometimes, however, CMO classes are ''parallel pay,'' *i.e.*, payments of principal are made to two or more classes concurrently. In some cases, CMOs may have the characteristics of a stripped mortgage-backed security whose price can be highly volatile. CMOs may exhibit more or less price volatility and interest rate risk than other types of mortgage-related obligations, and under certain interest rate and payment scenarios, a Fund may fail to recoup fully its investment in certain of these securities regardless of their credit quality.

Mortgaged-backed securities also include stripped mortgage-backed securities (''SMBS''), which are derivative multiple class mortgage-backed securities. SMBS are usually structured with two different classes: one that receives substantially all of the interest payments and the other that receives substantially all of the principal payments from a pool of mortgage loans. The market value of SMBS consisting entirely of principal payments generally is unusually volatile in response to changes in interest rates. The yields on SMBS that receive all or most of the interest from mortgage loans are generally higher than prevailing market yields on other mortgage-backed securities because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be fully recouped.

Asset-Backed Securities. Certain Funds may invest in asset-backed securities. Asset-backed securities are securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, installment contracts and personal property. Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest

rates at that time. Asset-backed securities present credit risks that are not presented by mortgage-backed securities. This is because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, a Fund will be unable to possess and sell the underlying collateral and that a Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Borrowings. Each Fund can borrow money from banks and other financial institutions in amounts not exceeding one-third of its total assets for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its total assets.

Mortgage Dollar Rolls. The Real Estate Securities Fund may enter into mortgage dollar rolls. A mortgage dollar roll involves the sale by a Fund of securities for delivery in the current month. The Fund simultaneously contracts with the same counterparty to repurchase substantially similar (same type, coupon and maturity) but not identical securities on a specified future date. During the roll period, the Fund loses the right to receive principal and interest paid on the securities sold. However, the Fund benefits to the extent of any difference between (i) the price received for the securities sold and (ii) the lower forward price for the future purchase and/or fee income plus the interest earned on the cash proceeds of the securities sold. Unless the benefits of a mortgage dollar roll exceed the income, capital appreciation and gain or loss due to mortgage prepayments that would have been realized on the securities sold as part of the roll, the use of this technique will diminish the Fund's performance.

Successful use of mortgage dollar rolls depends upon the Investment Adviser's ability to predict correctly interest rates and mortgage prepayments. If the Investment Adviser is incorrect in its prediction, a Fund may experience a loss. The Fund does not currently intend to enter into mortgage dollar rolls for financing and does not treat them as borrowings.

Yield Curve Options. The Real Estate Securities Fund may enter into options on the yield ''spread'' or differential between two securities. Such transactions are referred to as ''yield curve'' options. In contrast to other types of options, a yield curve option is based on the difference between the yields of designated securities, rather than the prices of the individual securities, and is settled through cash payments. Accordingly, a yield curve option is profitable to the holder if this differential widens (in the case of a call) or narrows (in the case of a put), regardless of whether the yields of the underlying securities increase or decrease.

The trading of yield curve options is subject to all of the risks associated with the trading of other types of options. In addition, such options present a risk of loss even if the yield of one of the underlying securities remains constant, or if the spread moves in a direction or to an extent which was not anticipated.

Interest Rate Swaps, Mortgage Swaps, Credit Swaps, Currency Swaps, Total Return Swaps, Options on Swaps and Interest Rate Caps, Floors and Collars. Interest rate swaps involve the exchange by a Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments. Mortgage swaps are similar to interest rate swaps in that they represent commitments to pay and receive interest. The notional principal amount, however, is tied to a reference pool or pools of mortgages. Credit swaps involve the receipt of floating or fixed rate payments in exchange for assuming potential credit losses on an underlying security. Credit swaps give one party to a transaction the right to dispose of or acquire an asset (or group of assets), or the right to receive a payment from the other party, upon the occurrence of specified credit events. Currency swaps involve the exchange of the parties' respective rights to make or receive payments in specified currencies. Total return swaps give a Fund the right to receive the appreciation in the value of a specified security, index or other instrument in return for a fee paid to the counterparty, which will typically be an agreed upon interest rate. If the underlying asset in a total return swap declines in value over the term of the swap, the Fund may also be required to pay the dollar value of that decline to the counterparty. Certain Funds may also purchase and write (sell) options contracts on swaps, commonly referred to as swaptions. A swaption is an option to enter into a swap agreement. Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms. The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed-upon terms. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payment of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling the interest rate floor. An interest rate collar is the combination of a cap and a floor that preserves a certain return within a predetermined range of interest rates.

The Real Estate Securities Fund may enter into the transactions described above for hedging purposes or to seek to increase total return. The use of interest rate, mortgage, credit, currency and total return swaps, options on swaps, and interest

rate caps, floors and collars is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Investment Adviser is incorrect in its forecasts of market values, interest rates and currency exchange rates, the investment performance of the Fund would be less favorable than it would have been if these investment techniques were not used.

Inverse Floaters. The Real Estate Securities Fund may invest in inverse floating rate debt securities (''inverse floaters''). The interest rate on inverse floaters resets in the opposite direction from the market rate of interest to which an inverse floater is indexed. An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher the degree of leverage of an inverse floater, the greater the volatility of its market value.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years (or less if the Fund has been in operation for less than five years). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). The information has been audited by Ernst & Young LLP, whose report, along with a Fund's financial statements, is included in the Fund's annual report (available upon request).

TOLLKEEPER FUND (formerly, Internet Tollkeeper Fund)

	A Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 6.99	$ 4.80	$ 7.91	$ 11.90	$ 19.25
Income (loss) from investment operations					
Net investment loss[c]	$ (0.04)	(0.08)	(0.08)	(0.13)	(0.20)
Net realized and unrealized gain (loss)	$ 0.92	2.27	(3.03)	(3.86)	(6.94)
Total from investment operations	$ 0.88	2.19	(3.11)	(3.99)	(7.14)
Distributions to shareholders					
From net realized gains	—	—	—	—	(0.21)
Net asset value, end of year	$ 7.87	$ 6.99	$ 4.80	$ 7.91	$ 11.90
Total return[a]	12.59%	45.63%	(39.32)%	(33.53)%	(37.24)%
Net assets at end of year (in 000s)	$158,079	$180,819	$147,055	$325,639	$664,994
Ratio of net expenses to average net assets	1.50%	1.50%	1.51%	1.50%	1.50%
Ratio of net investment loss to average net assets	(0.55)%	(1.30)%	(1.46)%	(1.37)%	(1.13)%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	1.56%	1.55%	1.56%	1.50%	1.50%
Ratio of net investment loss to average net assets	(0.61)%	(1.35)%	(1.51)%	(1.37)%	(1.13)%
Portfolio turnover rate	37%	27%	28%	24%	82%

See page 98 for all footnotes.

	B Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 6.77	$ 4.68	$ 7.77	$ 11.79	$ 19.20
Income (loss) from investment operations					
Net investment loss[c]	$ (0.09)	(0.12)	(0.12)	(0.20)	(0.33)
Net realized and unrealized gain (loss)	$ 0.88	2.21	(2.97)	(3.82)	(6.87)
Total from investment operations	$ 0.79	2.09	(3.09)	(4.02)	(7.20)
Distributions to shareholders					
From net realized gains	—	—	—	—	(0.21)
Net asset value, end of year	$ 7.56	$ 6.77	$ 4.68	$ 7.77	$ 11.79
Total return[a]	11.67%	44.66%	(39.77)%	(34.10)%	(37.65)%
Net assets at end of year (in 000s)	$163,502	$189,420	$154,251	$345,170	$621,790
Ratio of net expenses to average net assets	2.25%	2.25%	2.26%	2.25%	2.25%
Ratio of net investment loss to average net assets	(1.31)%	(2.04)%	(2.21)%	(2.12)%	(1.88)%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	2.31%	2.30%	2.31%	2.25%	2.25%
Ratio of net investment loss to average net assets	(1.37)%	(2.09)%	(2.26)%	(2.12)%	(1.88)%
Portfolio turnover rate	37%	27%	28%	24%	82%

See page 98 for all footnotes.

	C Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 6.76	$ 4.67	$ 7.77	$ 11.78	$ 19.19
Income (loss) from investment operations					
Net investment loss[c]	(0.09)	(0.12)	(0.12)	(0.20)	(0.33)
Net realized and unrealized gain (loss)	0.88	2.21	(2.98)	(3.81)	(6.87)
Total from investment operations	0.79	2.09	(3.10)	(4.01)	(7.20)
Distributions to shareholders					
From net realized gains	—	—	—	—	(0.21)
Net asset value, end of year	$ 7.55	$ 6.76	$ 4.67	$ 7.77	$ 11.78
Total return[a]	11.69%	44.75%	(39.90)%	(34.04)%	(37.67)%
Net assets at end of year (in 000s)	$79,210	$92,752	$74,765	$173,860	$339,431
Ratio of net expenses to average net assets	2.25%	2.25%	2.26%	2.25%	2.25%
Ratio of net investment loss to average net assets	(1.31)%	(2.04)%	(2.21)%	(2.12)%	(1.88)%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	2.31%	2.30%	2.31%	2.25%	2.25%
Ratio of net investment loss to average net assets	(1.37)%	(2.09)%	(2.26)%	(2.12)%	(1.88)%
Portfolio turnover rate	37%	27%	28%	24%	82%

See page 98 for all footnotes.

CORE TAX-MANAGED EQUITY FUND

	A Shares				
	For the Years Ended December 31,				For the Period Ended December 31, 2000 (commenced April 3)
	2004	2003	2002	2001	
Net asset value, beginning of period	$ 8.09	$ 6.27	$ 7.92	$ 8.93	$ 10.00
Income (loss) from investment operations					
Net investment income (loss)[c]	0.06	0.02	0.01	—[d]	0.04
Net realized and unrealized gain (loss)	1.45	1.80	(1.66)	(0.99)	(1.11)
Total from investment operations	1.51	1.82	(1.65)	(0.99)	(1.07)
Distributions to shareholders					
From net investment income	(0.04)	—	—	(0.02)	—
Net asset value, end of period	9.56	$ 8.09	$ 6.27	$ 7.92	$ 8.93
Total return[a]	18.69%	29.03%	(20.83)%	(11.03)%	(10.70)%
Net assets at end of period (in 000s)	$40,125	$35,664	$38,013	$62,896	$64,396
Ratio of net expenses to average net assets	1.21%	1.25%	1.26%	1.24%	1.24%[b]
Ratio of net investment income (loss) to average net assets	0.64%	0.25%	0.11%	—%	0.63%[b]
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	1.57%	1.57%	1.48%	1.45%	2.03%[b]
Ratio of net investment income (loss) to average net assets	0.28%	(0.07)%	(0.11)%	(0.20)%	(0.16)%[b]
Portfolio turnover rate	102%	73%	81%	102%	77%

See page 98 for all footnotes.

	B Shares				
	For the Years Ended December 31,				For the Period Ended December 31, 2000 (commenced April 3)
	2004	2003	2002	2001	
Net asset value, beginning of period	$ 7.90	$ 6.16	$ 7.84	$ 8.89	$ 10.00
Income (loss) from investment operations					
Net investment income (loss)[c]	(0.01)	(0.03)	(0.04)	(0.06)	—[d]
Net realized and unrealized gain (loss)	1.41	1.77	(1.64)	(0.99)	(1.11)
Total from investment operations	1.40	1.74	(1.68)	(1.05)	(1.11)
Distributions to shareholders					
From net investment income	—	—	—	—	—
Net asset value, end of period	$ 9.30	$ 7.90	$ 6.16	$ 7.84	$ 8.89
Total return[a]	17.72%	28.25%	(21.43)%	(11.78)%	(11.10)%
Net assets at end of period (in 000s)	$27,405	$26,689	$24,066	$37,711	$34,538
Ratio of net expenses to average net assets	1.96%	2.00%	2.01%	1.99%	1.99%[b]
Ratio of net investment income (loss) to average net assets	(0.12)%	(0.50)%	(0.64)%	(0.74)%	(0.03)%[b]
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	2.32%	2.32%	2.23%	2.20%	2.78%[b]
Ratio of net investment income (loss) to average net assets	(0.48)%	(0.82)%	(0.86)%	(0.95)%	(0.82)%[b]
Portfolio turnover rate	102%	73%	81%	102%	77%

See page 98 for all footnotes.

	C Shares				
	For the Years Ended December 31,				For the Period Ended December 31, 2000 (commenced April 3)
	2004	2003	2002	2001	
Net asset value, beginning of period	$ 7.88	$ 6.15	$ 7.82	$ 8.88	$ 10.00
Income (loss) from investment operations					
Net investment income (loss)[c]	(0.01)	(0.03)	(0.04)	(0.06)	—[d]
Net realized and unrealized gain (loss)	1.41	1.76	(1.63)	(0.99)	(1.12)
Total from investment operations	1.40	1.73	(1.67)	(1.05)	(1.12)
Distributions to shareholders					
From net investment income	—	—	—	(0.01)	—
Net asset value, end of period	$ 9.28	$ 7.88	$ 6.15	$ 7.82	$ 8.88
Total return[a]	17.77%	28.13%	(21.36)%	(11.85)%	(11.20)%
Net assets at end of period (in 000s)	$22,431	$22,832	$21,711	$33,089	$25,640
Ratio of net expenses to average net assets	1.96%	2.00%	2.01%	1.99%	1.99%[b]
Ratio of net investment income (loss) to average net assets	(0.12)%	(0.50)%	(0.64)%	(0.74)%	(0.05)%[b]
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	2.32%	2.32%	2.23%	2.20%	2.78%[b]
Ratio of net investment income (loss) to average net assets	(0.48)%	(0.82)%	(0.86)%	(0.95)%	(0.84)%[b]
Portfolio turnover rate	102%	73%	81%	102%	77%

See page 98 for all footnotes.

REAL ESTATE SECURITIES FUND

	A Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 13.98	$ 10.53	$ 10.85	$ 11.00	$ 8.68
Income (loss) from investment operations					
Net investment income[c]	0.29	0.41	0.46	0.37	0.44
Net realized and unrealized gain (loss)	4.39	3.63	(0.14)	0.34	2.28
Total from investment operations	4.68	4.04	0.32	0.71	2.72
Distributions to shareholders					
From net investment income	(0.34)	(0.43)	(0.31)	(0.39)	(0.36)
From net realized gains	(1.03)	(0.16)	(0.27)	(0.47)	—
From tax return of capital	—	—	(0.06)	—	(0.04)
Total distributions	(1.37)	(0.59)	(0.64)	(0.86)	(0.40)
Net asset value, end of year	$ 17.29	$ 13.98	$ 10.53	$ 10.85	$ 11.00
Total return[a]	34.28%	39.25%	2.91%	6.75%	31.86%
Net assets at end of year (in 000s)	$277,873	$189,164	$123,487	$144,286	$122,964
Ratio of net expenses to average net assets	1.44%	1.44%	1.45%	1.44%	1.44%
Ratio of net investment income to average net assets	1.92%	3.37%	4.08%	3.36%	4.43%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	1.62%	1.81%	1.84%	1.83%	1.99%
Ratio of net investment income to average net assets	1.74%	3.00%	3.69%	2.97%	3.88%
Portfolio turnover rate	30%	17%	37%	50%	49%

See page 98 for all footnotes.

	B Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 14.04	$ 10.57	$ 10.90	$11.05	$ 8.73
Income (loss) from investment operations					
Net investment income[c]	0.17	0.31	0.40	0.30	0.40
Net realized and unrealized gain (loss)	4.40	3.66	(0.16)	0.34	2.27
Total from investment operations	4.57	3.97	0.24	0.64	2.67
Distributions to shareholders					
From net investment income	(0.24)	(0.34)	(0.24)	(0.32)	(0.31)
From net realized gains	(1.03)	(0.16)	(0.27)	(0.47)	—
From tax return of capital	—	—	(0.06)	—	(0.04)
Total distributions	(1.27)	(0.50)	(0.57)	(0.79)	(0.35)
Net asset value, end of year	$ 17.34	$ 14.04	$ 10.57	$10.90	$11.05
Total return[a]	33.24%	38.27%	2.12%	5.98%	31.04%
Net assets at end of year (in 000s)	$24,452	$19,728	$14,256	$7,559	$5,355
Ratio of net expenses to average net assets	2.19%	2.19%	2.20%	2.19%	2.19%
Ratio of net investment income to average net assets	1.12%	2.58%	3.61%	2.71%	3.93%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	2.28%	2.31%	2.34%	2.33%	2.49%
Ratio of net investment income to average net assets	1.03%	2.46%	3.47%	2.57%	3.63%
Portfolio turnover rate	30%	17%	37%	50%	49%

See page 98 for all footnotes.

	C Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 13.95	$ 10.51	$10.84	$10.98	$ 8.66
Income (loss) from investment operations					
Net investment income[c]	0.17	0.31	0.39	0.30	0.39
Net realized and unrealized gain (loss)	4.38	3.63	(0.16)	0.35	2.27
Total from investment operations	4.55	3.94	0.23	0.65	2.66
Distributions to shareholders					
From net investment income	(0.25)	(0.34)	(0.23)	(0.32)	(0.30)
From net realized gains	(1.03)	(0.16)	(0.27)	(0.47)	—
From tax return of capital	—	—	(0.06)	—	(0.04)
Total distributions	(1.28)	(0.50)	(0.56)	(0.79)	(0.34)
Net asset value, end of year	$ 17.22	$ 13.95	$10.51	$10.84	$10.98
Total return[a]	33.26	38.24%	2.11%	6.13%	31.14%
Net assets at end of year (in 000s)	$18,410	$13,732	$9,072	$5,594	$2,991
Ratio of net expenses to average net assets	2.19%	2.19%	2.20%	2.19%	2.19%
Ratio of net investment income to average net assets	1.13%	2.62%	3.56%	2.74%	3.90%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	2.28%	2.31%	2.34%	2.33%	2.49%
Ratio of net investment income to average net assets	1.04%	2.50%	3.42%	2.60%	3.60%
Portfolio turnover rate	30%	17%	37%	50%	49%

See page 98 for all footnotes.

Footnotes:

a *Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.*

b *Annualized.*

c *Calculated based on the average shares outstanding methodology.*

d *Less than $0.005 per share.*



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Index

Specialty Funds
Prospectus (Class A, B and C Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders. In the Funds' annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Funds' performance during the last fiscal year.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-526-7384. You can also access and download the annual and semi-annual reports and the Additional Statement at the Funds' website: http://www.gs.com/funds.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-526-7384
- By mail: Goldman Sachs Funds, P.O. Box 06050
Chicago, IL 60606-6306
- By e-mail: gs-funds@gs.com
- On the Internet: SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs

Asset Management

SPECPROABC
533650

Prospectus

Service Shares

April 29, 2005

GOLDMAN SACHS SPECIALTY FUNDS

- Goldman Sachs Tollkeeper Fund℠ (formerly, Internet Tollkeeper Fund)
- Goldman Sachs CORE℠ Tax-Managed Equity Fund
- Goldman Sachs Real Estate Securities Fund

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN A FUND INVOLVES INVESTMENT RISKS, AND YOU MAY LOSE MONEY IN A FUND.


Goldman
Sachs

Asset Management

General Investment Management Approach

Goldman Sachs Asset Management, L.P. (''GSAM®'') serves as investment adviser to the Tollkeeper, CORE Tax-Managed Equity and Real Estate Securities Funds. CORE is an acronym for ''Computer-Optimized, Research Enhanced,'' which reflects the CORE Tax-Managed Equity Fund's investment process. GSAM is referred to in this Prospectus as the ''Investment Adviser.''

GROWTH STYLE FUNDS—TOLLKEEPER FUND

THIS FUND INVESTS IN ''TOLLKEEPER'' COMPANIES (AS DESCRIBED ON PAGES 4 AND 5), AND ITS NET ASSET VALUE (NAV) MAY FLUCTUATE SUBSTANTIALLY OVER TIME. BECAUSE THE FUND CONCENTRATES ITS INVESTMENTS IN TOLLKEEPER COMPANIES, THE FUND'S PERFORMANCE MAY BE SUBSTANTIALLY DIFFERENT FROM THE RETURNS OF THE BROADER STOCK MARKET. PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE RETURNS AND, DEPENDING ON THE TIMING OF YOUR INVESTMENT, YOU MAY LOSE MONEY EVEN IF THE FUND'S PAST RETURNS HAVE OUTPERFORMED THE FUND'S BENCHMARK DURING SPECIFIED PERIODS OF TIME. THE FUND'S PARTICIPATION IN THE INITIAL PUBLIC OFFERING (IPO) MARKET DURING ITS INITIAL START-UP PHASE MAY HAVE HAD A MAGNIFIED IMPACT ON THE FUND'S PERFORMANCE BECAUSE OF ITS RELATIVELY SMALL ASSET BASE AT THAT TIME. IT IS PROBABLE THAT THE EFFECT OF IPO INVESTMENTS ON THE FUND'S FUTURE PERFORMANCE WILL NOT BE AS SIGNIFICANT.

Goldman Sachs' Growth Investment Philosophy:

1. Invest as if buying the company/business, not simply trading its stock:

- Understand the business, management, products and competition.
- Perform intensive, hands-on fundamental research.
- Seek businesses with strategic competitive advantages.
- Over the long-term, expect each company's stock price ultimately to track the growth in the value of the business.

2. ***Buy high-quality growth businesses that possess strong business franchises, favorable long-term prospects and excellent management.***
3. ***Purchase superior long-term growth companies at a favorable price—seek to purchase at a fair valuation, giving the investor the potential to fully capture returns from above-average growth rates.***

> Growth companies have earnings expectations that exceed those of the stock market as a whole.

REAL ESTATE SECURITIES FUND

Goldman Sachs' Real Estate Securities Investment Philosophy:

When choosing the Fund's securities, the Investment Adviser:

- Selects stocks based on quality of assets, experienced management and a sustainable competitive advantage.
- Seeks to buy securities at a discount to the intrinsic value of the business (assets and management).
- Seeks a team approach to decision making.

> Over time, REITs (which stands for Real Estate Investment Trusts) have offered investors important diversification and competitive total returns versus the broad equity market.

QUANTITATIVE (''CORE'') STYLE FUND

Goldman Sachs' CORE Tax-Managed Investment Philosophy:

Goldman Sachs' quantitative style of funds management—CORE—emphasizes the three building blocks of active management: **stock selection, portfolio construction** and **efficient implementation.**

I. CORE Stock Selection

The CORE Fund uses GSAM's proprietary multifactor model (''Multifactor Model''), a rigorous computerized rating system, to forecast the returns of securities held in the Fund's portfolio. The Multifactor Model incorporates common variables covering measures of:

- ***Analyst Sentiment*** (What do fundamental analysts think about the company and its prospects?)
- ***Value*** (How is the company priced relative to fundamental accounting measures?)
- ***Momentum*** (What are medium-term price trends? How has the price responded to new information?)

- ***Profitability*** (What is the company's margin on sales? How efficient are its operations?)
- ***Earnings Quality*** (Were earnings derived from sustainable (cash-based) sources?)
- ***Management Impact*** (How is the company's management employing its capital?)

All of the above factors are carefully evaluated within the Multifactor Model since each has demonstrated a significant impact on the performance of the securities and markets they were designed to forecast. Stock selection in this process applies quantitative methods to evaluate company fundamentals.

II. CORE Portfolio Construction

A proprietary risk model, which is intended to identify and measure risk as accurately as possible, includes all the above factors used in the return model to select stocks, as well as several other factors associated with risk but not return. In this process, the Investment Adviser manages risk by attempting to limit deviations from the benchmark, and by attempting to run a size and sector neutral portfolio. All investment decisions consider expected after-tax returns including realizing capital losses to offset realized gains, creating loss carry-forwards, and identifying securities for in-kind distribution. A **computer optimizer** evaluates many different security combinations (considering many possible weightings) in an effort **to construct the most efficient risk/return portfolio** given the Fund's benchmark.

III. Efficient Implementation

The portfolio management team considers transaction costs at each step of the investment process. The team incorporates expected portfolio turnover when assigning weights to the variables of the Multifactor Model. The team also factors expected execution costs into portfolio construction and evaluates multiple trading options. The team then selects the trading strategy it believes will minimize the total transaction costs to the Fund.

Goldman Sachs CORE Tax-Managed Equity Fund is a fully invested portfolio that offers broad access to a well-defined stock universe, seeks to outperform its benchmark on an after-tax basis through consistent, disciplined stock selection, and is intended to be an effective tool for implementing a tax-managed strategy within an overall investment portfolio.

References in this Prospectus to a Fund's benchmark or benchmarks are for informational purposes only, and unless otherwise noted are not an indication of how a particular Fund is managed.

Fund Investment Objectives and Strategies

Goldman Sachs Tollkeeper Fund (formerly, Internet Tollkeeper Fund)

FUND FACTS	
Objective:	Long-term growth of capital
Investment Focus:	U.S. equity investments that offer long-term capital appreciation with a primary focus on technology, media and service companies
Investment Style:	Growth
Symbol:	GITSX

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in equity investments in ''Tollkeeper'' companies (as described below). The Fund seeks to achieve its investment objective by investing in equity investments of companies that the Investment Adviser believes are well positioned to benefit from the proliferation of technology. Although the Fund invests primarily in publicly traded U.S. securities, it may invest up to 25% of its total assets in foreign securities, including securities of issuers in emerging markets or countries (''emerging countries'') and securities quoted in foreign currencies.

The Fund intends to invest a substantial portion of its assets in companies the Investment Adviser describes as Tollkeepers. In general, the Investment Adviser defines a Tollkeeper company as a high-quality technology, media or service company that adopts or uses technology to improve its cost structure, revenue opportunities or competitive advantage. The Investment Adviser seeks to identify Tollkeeper companies that exhibit many of the following characteristics:

- Strong brand name
- Dominant market share
- Recurring revenue streams
- Free cash flow generation
- Long product life cycle
- Enduring competitive advantage
- Excellent management

To the Investment Adviser, Tollkeeper connotes a promising growth business. Like a toll collector for a highway or bridge, Tollkeeper companies may grow revenue by increasing ''traffic,'' or customers and sales, and raising ''tolls,'' or prices, and margins. The Investment Adviser believes that the characteristics of many Tollkeeper companies, including dominant market share, strong brand name and recurring revenue or the ability to generate free cash flow, should enable them to consistently grow their business. The Investment Adviser does not define companies that are capital intensive, low margin businesses as Tollkeepers (although the Investment Adviser may invest in such companies as part of the Fund's 20% basket of securities which are not or may not be Tollkeepers).

The Internet is an example of a technology that the Investment Adviser believes will drive growth for many Tollkeeper businesses. The Internet has had, and is expected to continue to have, a significant impact on the global economy, as it changes the way many companies operate. Benefits of the Internet for businesses may include global scalability, acquisition of new clients, new revenue sources and increased efficiencies. Tollkeeper companies adopting Internet technologies to improve their business model include technology, media and service companies.

Because of its focus on technology, media and service companies, the Fund's investment performance will be closely tied to many factors which affect technology, media and service companies. These factors include intense competition, consumer preferences, problems with product compatibility and government regulation. Tollkeeper securities may experience significant price movements caused by disproportionate investor optimism or pessimism with little or no basis in fundamental economic conditions. The Fund may also invest in a relatively few number of issuers. As a result, the Fund's NAV is more likely to have greater fluctuations than that of a fund which is more diversified or invests in other industries.

Goldman Sachs CORE Tax-Managed Equity Fund

FUND FACTS

Objective:	Long-term after-tax growth of capital
Benchmark:	Russell 3000 Index
Investment Focus:	A total market, broadly diversified portfolio of U.S. equity investments
Investment Style:	Tax-managed quantitative focus
Symbol:	GCTSX

INVESTMENT OBJECTIVE

The Fund seeks to provide long-term after-tax growth of capital through tax-sensitive participation in a broadly diversified portfolio of U.S. equity securities.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in equity investments in U.S. issuers, including foreign issuers that are traded in the United States.

The Fund uses both a variety of quantitative techniques and fundamental research when selecting investments which have the potential to maximize the Fund's after-tax return, and minimize capital gains and income distributions. The Fund will seek to maintain risk, style, capitalization and industry characteristics similar to the Russell 3000 Index.

Tax-Managed Investing. In managing the Fund, the Investment Adviser balances investment considerations and tax considerations. The Fund seeks to achieve returns primarily in the form of price appreciation (which is not subject to current tax), and may use different strategies in seeking tax-efficiency. These strategies include:

- Offsetting long-term and short-term capital gains with long-term and short-term capital losses and creating loss carry-forward positions
- Limiting portfolio turnover that may result in taxable gains
- Selling tax lots of securities that have a higher tax basis before selling tax lots of securities that have a lower tax basis

In situations where the Fund would otherwise be required to sell portfolio securities to meet shareholder redemption requests (and possibly realizing taxable gains), the Fund may borrow money to make the necessary redemption payments. In addition, Goldman Sachs may, but would not in any instance be required to, make contemporaneous purchases of Fund shares for its own account that would provide the Fund with cash to meet its redemption payment obligations.

When the Fund borrows money, the Investment Adviser intends to hedge the excess market exposure created by borrowing. There is no guarantee such hedging will be completely effective.

The Fund may not achieve its investment objective of providing ''after-tax'' growth of capital for various reasons. Implementation of tax-managed investment strategies may not materially reduce the amount of taxable income and capital gains distributed by the Fund to shareholders.

Other. The Fund's investments in fixed-income securities are limited to securities that are considered cash equivalents.

The Fund is not a suitable investment for IRAs, other tax-exempt or tax-deferred accounts or for other investors who are not sensitive to the federal income tax consequences of their investments.

Goldman Sachs Real Estate Securities Fund

FUND FACTS	
Objective:	Total return comprised of long-term growth of capital and dividend income
Benchmark:	Wilshire Real Estate Securities Index
Investment Focus:	REITs and real estate operating companies
Investment Style:	Growth at a discount
Symbol:	GRESX

INVESTMENT OBJECTIVE

The Fund seeks total return comprised of long-term growth of capital and dividend income.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, substantially all and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in issuers that are primarily engaged in or related to the real estate industry. The Fund expects that a substantial portion of its assets will be invested in REITs and real estate industry companies.

A ''real estate industry company'' is a company that derives at least 50% of its gross revenues or net profits from the ownership, development, construction, financing, management or sale of commercial, industrial or residential real estate or interests therein.

The Fund's investment strategy is based on the premise that property market fundamentals are the primary determinant of growth, underlying the success of companies in the real estate industry. The Investment Adviser focuses on companies that can achieve sustainable growth in cash flow and dividend paying capability. The Investment Adviser attempts to purchase securities so that its underlying portfolio will be diversified geographically and by property type. Although the Fund will invest primarily in publicly traded U.S. securities, it may

invest up to 15% of its total assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. Equity REITs may be affected by changes in the value of the underlying property owned by the REITs. Mortgage REITs may be affected by the quality of any credit extended. REITs are dependent upon management skill, may not be diversified, and are subject to heavy cash flow dependency, default by borrowers and self-liquidation. REITs are also subject to the possibilities of failing to qualify for tax free pass-through of income and failing to maintain their exemptions from investment company registration. REITs whose underlying properties are concentrated in a particular industry or geographic region are also subject to risks affecting such industries and regions.

REITs (especially mortgage REITs) are also subject to interest rate risks. When interest rates decline, the value of a REIT's investment in fixed rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a REIT's investment in fixed rate obligations can be expected to decline. In contrast, as interest rates on adjustable rate mortgage loans are reset periodically, yields on a REIT's investment in such loans will gradually align themselves to reflect changes in market interest rates, causing the value of such investments to fluctuate less dramatically in response to interest rate fluctuations than would investments in fixed rate obligations.

The REIT investments of the Real Estate Securities Fund often do not provide complete tax information to the Fund until after the calendar year-end. Consequently, because of the delay, it may be necessary for the Fund to request permission to extend the deadline for issuance of Forms 1099-DIV beyond January 31.

Other. The Fund may invest up to 20% of its total assets in fixed-income investments, such as government, corporate debt and bank obligations, that offer the potential to further the Fund's investment objective.

Other Investment Practices and Securities

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences between the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual and semi-annual reports. For more information about these and other investment practices and securities see Appendix A. Each Fund publishes on its website (http://www.gs.com/funds) complete portfolio holdings for the Fund as of the end of each calendar quarter subject to a fifteen calendar-day lag between the date of the information and the date on which the information is disclosed. In addition, the Funds publish on their website month-end top ten holdings subject to a ten calendar-day lag between the date of the information and the date on which the information is disclosed. This information will be available on the website until the date on which a Fund files its next quarterly portfolio holdings report on Form N-CSR or Form N-Q with the SEC.

10 Percent of total assets (including securities lending collateral) *(italic type)*
10 Percent of net assets (excluding borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	Tollkeeper Fund	CORE Tax-Managed Equity Fund	Real Estate Securities Fund
Investment Practices			
Borrowings	*33⅓*	*33⅓*	*33⅓*
Credit, Currency, Index, Interest Rate, Total Return and Mortgage Swaps*	—	—	15
Cross Hedging of Currencies	•	—	•
Custodial Receipts and Trust Certificates	•	•	•
Equity Swaps*	15	15	15
Foreign Currency Transactions**	•	—	•
Futures Contracts and Options on Futures Contracts	•	•[3]	•
Interest Rate Caps, Floors and Collars	—	•	•
Investment Company Securities (including exchange-traded funds)	*10*	*10*	*10*
Mortgage Dollar Rolls	—	—	•
Options on Foreign Currencies[1]	•	—	•
Options on Securities and Securities Indices[2]	•	•	•
Repurchase Agreements	•	•	•
Securities Lending	*33⅓*	*33⅓*	*33⅓*
Short Sales Against the Box	25	—	25
Unseasoned Companies	•	•	•
Warrants and Stock Purchase Rights	•	•	•
When-Issued Securities and Forward Commitments	•	•	•

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
** *Limited by the amount each Fund may invest in foreign securities.*
[1] *The Tollkeeper and Real Estate Securities Funds may purchase and sell call and put options.*
[2] *The Funds may sell covered call and put options and purchase call and put options.*
[3] *The CORE Tax-Managed Equity Fund may enter into futures transactions only with respect to U.S. equity indices.*

10 Percent of total assets (excluding securities lending collateral) *(italic type)*
10 Percent of Net Assets (including borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	Tollkeeper Fund	CORE Tax-Managed Equity Fund	Real Estate Securities Fund
Investment Securities			
American, European and Global Depositary Receipts	•	•[4]	•
Asset-Backed and Mortgage-Backed Securities[5]	•	—	•
Bank Obligations[5]	•	•	•
Convertible Securities[6]	•	•	•
Corporate Debt Obligations[5]	•	•	•
Equity Investments	80+	80+	80+
Emerging Country Securities[7]	*25*	—	*15*
Fixed Income Securities	*20*	*20*[8]	*20*
Foreign Securities[7]	*25*	•[9]	*15*
Non-Investment Grade Fixed Income Securities	*20*[10]	—	*20*[10]
Real Estate Investment Trusts	•	•	•
Stripped Mortgage-Backed Securities[5]	—	—	•
Structured Securities*[5]	•	•	•
Temporary Investments	•	*35*	•
U.S. Government Securities[5]	•	•	•
Yield Curve Options and Inverse Floating Rate Securities	—	—	•

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
[4] *The CORE Tax-Managed Equity Fund does not invest in European Depositary Receipts.*
[5] *Limited by the amount the Fund invests in fixed-income securities.*
[6] *Convertible securities purchased by the Funds use the same rating criteria for convertible and non-convertible debt securities.*
[7] *The Tollkeeper and Real Estate Securities Funds may invest in the aggregate up to 25% and 15%, respectively, of their total assets in foreign securities, including emerging country securities.*
[8] *Cash equivalents only.*
[9] *Equity securities of foreign issuers must be traded in the United States.*
[10] *May be BB or lower by Standard & Poor's Rating Group (''Standard & Poor's'') or Ba or lower by Moody's Investors Service, Inc. (''Moody's'') or have a comparable rating by another nationally-recognized statistical rating organization at the time of investment.*

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	Tollkeeper Fund	CORE Tax-Managed Equity Fund	Real Estate Securities Fund
Credit/Default	•	•	•
Foreign	•	•	•
Emerging Countries	•	—	•
Industry Concentration	•	—	•
Stock	•	•	•
Derivatives	•	•	•
Interest Rate	•	•	•
IPO	•	—	•
Management	•	•	•
Market	•	•	•
Liquidity	•	•	•
REIT	•	•	•
Investment Style	•	•	•
Mid Cap and Small Cap	•	•	•
Internet	•	—	—
Tax-Managed Investment Risk	—	•	—

General Risks:

- ***Credit/Default Risk***—The risk that an issuer or guarantor of fixed-income securities held by a Fund may default on its obligation to pay interest and repay principal.
- ***Foreign Risk***—The risk that when a Fund invests in foreign securities, it will be subject to risk of loss not typically associated with domestic issuers. Loss may result because of less foreign government regulation, less public information and less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions. A Fund will also be subject to the risk of negative foreign currency rate fluctuations.

Foreign risks will normally be greatest when a Fund invests in issuers located in emerging countries.

- ***Emerging Countries Risk***—The securities markets of Asian, Latin, Central and South American, Eastern European, Middle Eastern, African and other emerging countries are less liquid, are especially subject to greater price volatility, have smaller market capitalizations, have less government regulation and are not subject to as extensive and frequent accounting, financial and other reporting requirements as the securities markets of more developed countries. Further, investment in equity securities of issuers located in certain emerging countries involves risk of loss resulting from problems in share registration and custody and substantial economic and political disruptions. These risks are not normally associated with investments in more developed countries.
- ***Industry Concentration Risk***—The risk that a Fund concentrates its investments in specific industry sectors that have historically experienced substantial price volatility. A Fund is subject to greater risk of loss as a result of adverse economic, business or other developments than if its investments were diversified across different industry sectors. Securities of issuers held by a Fund may lack sufficient market liquidity to enable a Fund to sell the securities at an advantageous time or without a substantial drop in price.
- ***Stock Risk***—The risk that stock prices have historically risen and fallen in periodic cycles. Recently, U.S. and foreign stock markets have experienced substantial price volatility.
- ***Derivatives Risk***—The risk that loss may result from a Fund's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to a Fund.
- ***Interest Rate Risk***—The risk that when interest rates increase, fixed-income securities held by a Fund will decline in value. Long-term fixed-income securities will normally have more price volatility because of this risk than short-term fixed-income securities.
- ***IPO Risk***—The risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When a Fund's asset base is small, a significant portion of the Fund's performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Fund. As the Fund's assets grow, the effect of the Fund's investments in IPOs on the Fund's performance probably will decline, which could reduce the Fund's performance.
- ***Management Risk***—The risk that a strategy used by the Investment Adviser may fail to produce the intended results.

- ***Market Risk***—The risk that the value of the securities in which a Fund invests may go up or down in response to the prospects of individual companies, particular industry sectors or governments and/or general economic conditions. Price changes may be temporary or last for extended periods.
- ***Liquidity Risk***—The risk that a Fund will not be able to pay redemption proceeds within the time period stated in this Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. Funds that invest in non-investment grade fixed-income securities, small and mid-capitalization stocks, REITs or emerging country issuers will be especially subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities within particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions whether or not accurate. The Goldman Sachs Asset Allocation Portfolios (the ''Asset Allocation Portfolios'') expect to invest a significant percentage of their assets in the Real Estate Securities Fund and other funds for which GSAM or an affiliate now or in the future acts as investment adviser or underwriter. Redemptions by an Asset Allocation Portfolio of its position in a Fund may further increase liquidity risk and may impact a Fund's NAV.
- ***REIT Risk***—Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. REITs whose underlying properties are concentrated in a particular industry or geographic region are also subject to risks affecting such industries and regions. The securities of REITs involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable a Fund to effect sales at an advantageous time or without a substantial drop in price.
- ***Mid Cap and Small Cap Risk***—The securities of small capitalization and mid-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable a Fund to effect sales at an advantageous time or without a substantial drop in price.
- ***Investment Style Risk***—Different investment styles tend to shift in and out of favor depending upon market and economic conditions as well as investor sentiment. A Fund may outperform or underperform other funds that employ a different investment style. Examples of different investment styles include growth and value investing. Growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth of earnings potential. Also, since growth companies usually invest a high portion of earnings in their business, growth stocks may lack the dividends of some value stocks that can

cushion stock prices in a falling market. Growth oriented funds will typically underperform when value investing is in favor. Value stocks are those that are undervalued in comparison to their peers due to adverse business developments or other factors.

Other Specific Risks:

- ***Internet Risk***—The risk that the stock prices of Internet and Internet-related companies and therefore the value of the Tollkeeper Fund will experience significant price movements as a result of intense market volatility, worldwide competition, consumer preferences, product compatibility, product obsolescence, government regulation, excessive investor optimism or pessimism, or other factors. The Tollkeeper Fund may also invest in a relatively few number of issuers. Thus, the Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio and may be more susceptible to greater losses because of these developments.
- ***Tax-Managed Investment Risk***—Because the Investment Adviser balances investment considerations and tax considerations, the pre-tax performance of the CORE Tax-Managed Equity Fund may be lower than the performance of a similar CORE Fund that is not tax-managed. This is because the Investment Adviser may choose not to make certain investments that may result in taxable distributions. Even though tax-managed strategies are being used, they may not reduce the amount of taxable income and capital gains distributed by the Fund to shareholders. A high percentage of the Fund's net asset value (''NAV'') may consist of unrealized capital gains, which represent a potential future tax liability to shareholders. The Fund is not a suitable investment for IRAs, other tax-exempt or tax-deferred accounts or for other investors who are not sensitive to the federal income tax consequences of their investments.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Service Shares from year to year; and (b) how the average annual total returns of a Fund's Service Shares compare to those of broad-based securities market indices. The bar chart (including ''Best Quarter'' and ''Worst Quarter'' information) and table assume reinvestment of dividends and distributions. A Fund's past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced.

INFORMATION ON AFTER-TAX RETURNS

These definitions apply to the after-tax returns.

Average Annual Total Returns Before Taxes. These returns do not reflect taxes on distributions on a Fund's Service Shares nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.

Average Annual Total Returns After Taxes on Distributions. These returns assume that taxes are paid on distributions on a Fund's Service Shares (i.e., dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Service Shares at the end of the performance period.

Average Annual Total Returns After Taxes on Distributions and Sale of Shares. These returns reflect taxes paid on distributions on a Fund's Service Shares and taxes applicable when the shares are redeemed (sold).

Note on Tax Rates. The after-tax performance figures are calculated using the historically highest individual federal marginal income tax rates at the time of the distributions (as of the date of this Prospectus, 35% for ordinary income dividends and long-term 15% for long-term capital gains distributions) and do not reflect state and local taxes. In calculating the federal income taxes due on redemptions, capital gains taxes resulting from a redemption are subtracted from the redemption proceeds and the tax benefits from capital losses resulting from the redemption are added to the redemption proceeds. Under certain circumstances, the addition of the tax benefits from capital losses resulting from redemptions may cause the Returns After Taxes on Distributions and Sale of Fund Shares to be greater than the Returns After Taxes on Distributions or even the Returns Before Taxes.

Tollkeeper Fund[SM]


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '01 +24.64%
Worst Quarter*
Q3 '01 –37.82%
-37.28%
-33.59%
-39.42%
45.61%
12.79%
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Service Shares (Inception 10/1/99)			
Returns Before Taxes	12.79%	–16.14%	–4.23%
Returns After Taxes on Distributions**	12.75%	–16.23%	–4.33%
Returns After Taxes on Distributions and Sale of Fund Shares**	8.29%	–12.88%	–3.58%
NASDAQ Composite Index****	8.59%	–11.76%	–4.33%

** Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

*** After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

***** The NASDAQ Composite Index is a broad-based composite-weighted index of all NASDAQ National Market and Small-Cap stocks. The Index figures do not reflect any deduction for fees, expenses or taxes.*

From October 1, 1999 to August 1, 2004, under normal circumstances, the Fund invested at least 80% of its Net Assets in equity investments in ''Internet Tollkeeper'' companies, which are companies in the media, telecommunications, technology and internet sectors which provide or permit Internet companies or Internet users access to content, services or infrastructure. Beginning August 1, 2004, the Fund has invested at least 80% of its Net Assets in equity investments in ''Tollkeeper'' companies which are companies in the technology, media, or service sectors that adopt or use technology to improve their cost structure, revenue opportunities or competitive advantage.

CORE Tax-Managed Equity Fund



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q2 '03 +14.59%
Worst Quarter*
Q3 '02 –15.33%
29.17%
18.54%
-11.15%
-21.01%
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	Since Inception
Service Shares (Inception 4/3/00)		
Returns Before Taxes	18.54%	–0.86%
Returns After Taxes on Distributions**	18.46%	–0.90%
Returns After Taxes on Distributions and Sale of Fund Shares**	12.05%	–0.76%
Russell 3000 Index***	11.95%	–2.15%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The unmanaged Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Real Estate Securities Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '04 +17.49%
Worst Quarter*
Q3 '02 –11.20%
-1.12%
31.99%
6.83%
2.78%
39.24%
34.15%
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Service Shares (Inception 7/27/98)			
Returns Before Taxes	34.15%	22.01%	15.30%
Returns After Taxes on Distributions**	31.85%	19.96%	13.38%
Returns After Taxes on Distributions and Sale of Fund Shares**	23.45%	18.26%	12.29%
Wilshire Real Estate Securities Index***	34.79%	22.30%	14.38%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Wilshire Real Estate Securities Index is an unmanaged index of publicly traded REITs and real estate operating companies. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Fund Fees and Expenses (Service Shares)

This table describes the fees and expenses that you would pay if you buy and hold Service Shares of a Fund.

	Tollkeeper Fund	CORE Tax-Managed Equity Fund	Real Estate Securities Fund
Shareholder Fees (fees paid directly from your investment):			
Maximum Sales Charge (Load) Imposed on Purchases	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[1]			
Management Fees	1.00%	0.70%	1.00%
Other Expenses	0.66%	0.92%	0.63%
Service Fees[2]	0.25%	0.25%	0.25%
Shareholder Administration Fees	0.25%	0.25%	0.25%
All Other Expenses[3]	0.16%	0.42%	0.13%
Total Fund Operating Expenses*	1.66%	1.62%	1.63%

See page 21 for all other footnotes.

* The ''Other Expenses'' and ''Total Fund Operating Expenses'' (after any waivers and expense limitations) are as set forth below. The waivers and expense limitations may be modified or terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Tollkeeper Fund	CORE Tax-Managed Equity Fund	Real Estate Securities Fund
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[1]			
Management Fees	*1.00%*	*0.70%*	*1.00%*
Other Expenses	*0.60%*	*0.59%*	*0.54%*
Service Fees[2]	*0.25%*	*0.25%*	*0.25%*
Shareholder Administration Fees	*0.25%*	*0.25%*	*0.25%*
All Other Expenses[3]	*0.10%*	*0.09%*	*0.04%*
Total Fund Operating Expenses (after current expense limitations)	*1.60%*	*1.29%*	*1.54%*

[1] *Except for the CORE Tax-Managed Equity Fund's management fee (before waivers and expense limitations), the Funds' annual operating expenses are based on actual expenses for the fiscal year ended December 31, 2004. Effective the date of this Prospectus, the Investment Adviser has entered into a Fee Reduction Commitment with the Trust. The commitment permanently reduces the management fee for the CORE Tax-Managed Equity Fund to an annual rate equal to 0.70% of the average daily net assets of the Fund. As a result, ''Management Fees'' and ''Total Fund Operating Expenses'' of the CORE Tax-Managed Equity Fund in the Expense Table have been restated to reflect the current expenses that are expected for the current fiscal year.*

[2] *Service Organizations may charge other fees to their customers who are beneficial owners of Service Shares in connection with their customers' accounts. Such fees may affect the return customers realize with respect to their investments.*

[3] *''All Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of each Fund's Service Shares, plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to reduce or limit ''All Other Expenses'' (excluding management fees, transfer agency fees and expenses, service fees, shareholder administration fees, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses) to the following percentages of each Fund's average daily net assets:*

Fund	Other Expenses
Tollkeeper	*0.06%*
CORE Tax-Managed Equity	*0.05%*
Real Estate Securities	*0.00%*

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Service Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Tollkeeper	$169	$523	$902	$1,965
CORE Tax-Managed Equity	$165	$511	$881	$1,922
Real Estate Securities	$166	$514	$887	$1,933

Service Organizations that invest in Service Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your Service Organization for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investments.

Certain Service Organizations that invest in Service Shares may receive other compensation in connection with the sale and distribution of Service Shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Payments to Intermediaries'' in the Statement of Additional Information (''Additional Statement'').

Service Providers

INVESTMENT ADVISER

GSAM, 32 Old Slip, New York, New York 10005, has been registered as an investment adviser with the Securities and Exchange Commission (the ''SEC'') since 1990 and is an affiliate of Goldman, Sachs & Co. (''Goldman Sachs''). As of December 31, 2004, GSAM, along with other units of the Investment Management Division of Goldman Sachs, had assets under management of $451.3 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser makes the investment decisions for the Funds and places purchase and sale orders for the Funds' portfolio transactions in U.S. and foreign markets. As permitted by applicable law, these orders may be directed to any brokers, including Goldman Sachs and its affiliates. While the Investment Adviser is ultimately responsible for the management of the Funds, it is able to draw upon the research and expertise of its asset management affiliates for portfolio decisions and management with respect to certain portfolio securities. In addition, the Investment Adviser has access to the research and certain proprietary technical models developed by Goldman Sachs, and will apply quantitative and qualitative analysis in determining the appropriate allocations among categories of issuers and types of securities.

The Investment Adviser also performs the following additional services for the Funds:

- Supervises all non-advisory operations of the Funds
- Provides personnel to perform necessary executive, administrative and clerical services to the Funds
- Arranges for the preparation of all required tax returns, reports to shareholders, prospectuses and statements of additional information and other reports filed with the SEC and other regulatory authorities
- Maintains the records of each Fund
- Provides office space and all necessary office equipment and services

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable

monthly, at the annual rates listed below (as a percentage of each respective Fund's average daily net assets):

	Contractual Rate	Actual Rate For the Fiscal Year Ended December 31, 2004
Tollkeeper	1.00%	1.00%
CORE Tax-Managed Equity*	0.70%	0.72%
Real Estate Securities	1.00%	1.00%

* Effective as of the date of this Prospectus, the Investment Adviser entered into a fee reduction commitment to permanently reduce the management fee for the CORE Tax-Managed Equity Fund to an annual rate of 0.70% (as a percentage of the Fund's average daily net assets). Prior to the date of this Prospectus, the contractual rate for the CORE Tax-Managed Equity Fund was 0.75% of the CORE Tax-Managed Equity Fund's average daily net assets.

The difference, if any, between the stated fees and the actual fees paid by the Fund reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

FUND MANAGERS

Growth Investment Team

- 24-year consistent investment style applied through diverse and complete market cycles
- More than $30 billion in equities currently under management
- A portfolio management and analytical team with more than 250 years combined investment experience

Growth Investment Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Steven M. Barry Managing Director Chief Investment Officer	Senior Portfolio Manager—Tollkeeper	Since 1999	Mr. Barry joined the Investment Adviser as a portfolio manager in 1999. From 1988 to 1999, he was a portfolio manager at Alliance Capital Management.

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Kenneth T. Berents Managing Director Co-Chairman of Investment Committee	Senior Portfolio Manager—Tollkeeper	2000	Mr. Berents joined the Investment Adviser as a portfolio manager in 2000. From 1992 to 1999, he was Director of Research and head of the Investment Committee at Wheat First Union.
Herbert E. Ehlers Managing Director Chief Investment Officer	Senior Portfolio Manager—Tollkeeper	Since 1999	Mr. Ehlers joined the Investment Adviser as a senior portfolio manager and Chief Investment Officer of the Growth team in 1997.
Gregory H. Ekizian, CFA Managing Director Chief Investment Officer	Senior Portfolio Manager—Tollkeeper	Since 1999	Mr. Ekizian joined the Investment Adviser as portfolio manager and Co-Chair of the Growth Investment Committee in 1997.
Warren E. Fisher, CFA, CPA Vice President	Portfolio Manager—Tollkeeper	Since 2004	Mr. Fisher joined the Investment Adviser as an equity analyst in 1999 and became a portfolio manager in 2004.
Mark Gordon CFA Vice President	Portfolio Manager Tollkeeper	Since 2004	Mr. Gordon joined the Investment Advisor in 2000. Prior to joining Goldman Sachs, Mark worked for Lehman Brothers as an Investment Banking analyst in the mergers and acquisitions group.
Joseph Hudepohl, CFA Vice President	Portfolio Manager—Tollkeeper	Since 2004	Mr. Hudepohl joined the Investment Adviser as an equity analyst in 1999 and became a portfolio manager in 2004.
Prashant Khemka, CFA Vice President Co-Chairman of Investment Committee	Portfolio Manager—Tollkeeper	Since 2004	Mr. Khemka joined the Investment Adviser in 2000 as an equity analyst. He became a portfolio manager in 2003. From 1998 to 2000, he was assistant portfolio manager in the Fundamental Strategies group at State Street Global Advisors.
Scott Kolar, CFA Managing Director Co-Chairman of Investment Committee	Senior Portfolio Manager—Tollkeeper	Since 1999	Mr. Kolar joined the Investment Adviser as an equity analyst in 1997 and became a portfolio manager in 1999.
Adria B. Markus Vice President	Portfolio Manager—Tollkeeper	Since 2004	Ms. Markus joined the Investment Adviser as an equity analyst in 2001 and became a portfolio manager in 2004. Ms. Markus was an equity research analyst at Epoch Partners from 2000 to 2001.

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Derek S. Pilecki, CFA Vice President	Portfolio Manager— Tollkeeper	Since 2004	Mr. Pilecki joined the Investment Adviser as an equity analyst in 2002 and became a portfolio manager in 2004. Mr. Pilecki was an equity analyst at Clover Capital Management from 2001 to 2002. From 1998-2000 Mr. Pilecki attended the University of Chicago where he received his M.B.A. in Finance and Accounting.
Andrew F. Pyne Managing Director	Portfolio Manager— Tollkeeper	Since 2000	Mr. Pyne joined the Investment Adviser as a product manager in 1997. He became a portfolio manager in August 2001.
Jeffrey Rabinowitz, CFA Vice President	Portfolio Manager— Tollkeeper	Since 2004	Mr. Rabinowitz joined the Investment Adviser in 1999 as an equity analyst. He became a portfolio manager in 2003. From 1997 to 1999 Mr. Rabinowitz attended Wharton School of the University of Pennsylvania where he received his M.B.A. in Finance.
Ernest C. Segundo, Jr., CFA Vice President	Senior Portfolio Manager— Tollkeeper	Since 1999	Mr. Segundo joined the Investment Adviser as a portfolio manager in 1997.
David G. Shell, CFA Managing Director Chief Investment Officer	Senior Portfolio Manager— Tollkeeper	Since 1999	Mr. Shell joined the Investment Adviser as a portfolio manager in 1997.
Charles Silberstein M.D., CFA Vice President	Portfolio Manager Tollkeeper	Since 2004	Mr. Silberstein joined the Investment Advisor in 2000. Prior to joining Goldman Sachs he was an equity research analyst at Barington Capital Group, responsible for the biotechnology industry and received his M.B.A. in Finance from Columbia Business School in 2000.

Herb Ehlers, Dave Shell, Steve Barry and Greg Ekizian serve as the lead portfolio managers and chief investment officers for the Growth Investment Team. Each lead manager and other portfolio manager serves as a research analyst for a particular industry. Investment decisions are discussed by the entire Growth Investment Team, but the final decision to purchase or sell a particular security is collectively made by the lead portfolio managers. In addition, the lead portfolio managers are ultimately responsible for implementation of investment decisions made by the Growth Investment Team and the composition of a Fund's portfolio structure at both the stock and industry level.

Quantitative Equity Team

- A stable and growing team supported by an extensive internal staff
- Access to the research ideas of Goldman Sachs' renowned Global Investment Research Department
- More than $64 billion in equities currently under management
- Proprietary research on quantitative models and tax-advantaged strategies

Quantitative Equity Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Don Mulvihill Managing Director	Senior Portfolio Manager—CORE Tax-Managed Equity	Since 1999	Mr. Mulvihill joined the Investment Adviser in 1985 as a portfolio manager. In 1991 he joined the Fixed Income team in London as a portfolio manager, and in 1992 he became President of Goldman Sachs Asset Management, Japan. Mr. Mulvihill joined the CORE team in 1999.
Gary Chropuvka Vice President	Portfolio Manager—CORE Tax-Managed Equity	Since 1999	Mr. Chropuvka joined the Investment Adviser in March 1998. From 1993 to 1997 he spent four years with Morgan Stanley's Correspondent Clearing Group.

Don Mulvihill is the Senior Portfolio Manager responsible for taxable portfolios, and is responsible for the Fund's portfolio management process, including setting research priorities. Gary Chropuvka is responsible for the portfolio implementation team that has daily responsibility for the computer optimizer and execution of the Fund's transactions. The computer optimizer constructs the portfolio and no one person on the team has a subjective override of the computer optimizer process.

Real Estate Securities Team

The Real Estate Securities portfolio management team includes individuals with backgrounds in:

- Fundamental real estate acquisition, development and operations
- Real estate capital markets
- Mergers and acquisitions
- Asset management

Real Estate Securities Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Mark Howard-Johnson, CFA Managing Director	Senior Portfolio Manager—Real Estate Securities	Since 1998	Mr. Howard-Johnson joined the Investment Adviser as a portfolio manager in 1998. His previous experience includes 15 years in the real estate finance business.
David Kruth, CFA Vice President	Senior Portfolio Manager Real Estate Securities	Since 2005	Mr. Kruth joined the Investment Adviser as a portfolio manager in 2005. His previous experience includes approximately 18 years in the real estate investment field, most recently managing real estate securities funds at Citigroup (June 2004-May 2005) and AllianceBernstein (June 1998-June 2004).

Mark Howard-Johnson and David Kruth are responsible for the day-to-day investment decisions and final buy/sell decisions of the Fund. However, all investment decisions involve discussion with personnel from the Investment Adviser's real estate securities group.

The Additional Statement provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of securities in the Funds.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, P.O. Box 06050, Chicago, Illinois 60606-6306, also serves as each Fund's transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs is a full service investment banking, broker dealer, asset management and financial services organization and a major participant in global financial markets. As such, it acts as an investor, investment banker, research provider, investment manager, financer, advisor, market maker, trader, prime broker, lender, agent and principal, and has other direct and indirect interests, in the global fixed income, currency, commodity, equity and other markets in which the Funds directly and indirectly invest. Thus, it is likely that the Funds will have multiple business relationships with and will invest in, engage in transactions with, make voting decisions with respect to, or obtain services from entities for which Goldman Sachs performs or seeks to perform investment banking or other services. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs, its affiliates and other accounts managed by Goldman Sachs, and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. Furthermore, transactions undertaken by Goldman Sachs, its affiliates or Goldman Sachs advised clients may adversely impact the Funds. Transactions by one or more Goldman Sachs advised clients or the Investment Adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Funds. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a global service firm, Goldman Sachs also provides a wide range of investment banking and financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it may create markets or specialize in, have positions in and affect transactions in, securities of issuers held by the Funds, and may also perform or seek to perform investment banking and financial services for those issuers. Goldman Sachs and its affiliates may have business relationships with and purchase or distribute or sell services or products from or to distributors, consultants or others who recommend the Funds or who engage in transactions with or for the Funds. For more information about conflicts of interest, see the Additional Statement.

Under a securities lending program approved by the Funds' Board of Trustees, the Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Fund to the extent that the Funds engage in the securities lending program. For these services, the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Funds' investment of the cash received as collateral for the loaned securities. In addition, the Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Funds' portfolio investment transactions.

LEGAL PROCEEDINGS

On April 2, 2004, Lois Burke, a plaintiff identifying herself as a shareholder of the Goldman Sachs Internet Tollkeeper Fund, filed a purported class and derivative action lawsuit in the United States District Court for the Southern District of New York against The Goldman Sachs Group, Inc. (''GSG''), GSAM, the Trustees and Officers of the Goldman Sachs Trust (the ''Trust''), and John Doe Defendants. In addition, The Goldman Sachs Funds included in this Prospectus and certain other investment portfolios of the Trust were named as nominal defendants. On April 19 and May 6, 2004, additional class and derivative action lawsuits containing substantially similar allegations and requests for redress were filed in the United States District Court for the Southern District of New York. On June 29, 2004, the three complaints were consolidated into one action, *In re Goldman Sachs Mutual Funds Fee Litigation*, and on November 17, 2004, the plaintiffs filed a consolidated amended complaint against GSG, GSAM, Goldman Sachs Asset Management International (''GSAMI''), Goldman, Sachs & Co., the Trust, Goldman Sachs Variable Insurance Trust (''GSVIT''), the Trustees and Officers of the Trust and GSVIT and John Doe Defendants (collectively, the ''Defendants'') in the United States District Court for the Southern District of New York. Certain investment portfolios of the Trust and GSVIT (collectively, the ''Goldman Sachs Funds'') were also named as nominal defendants in the amended complaint.

The consolidated amended complaint, which is brought on behalf of all persons or entities who held shares in the Goldman Sachs Funds between April 2, 1999 and January 9, 2004, inclusive (the ''Class Period''), asserts claims involving (i) violations of the Investment Company Act of 1940 (the ''Investment Company Act''), the Investment Advisers Act of 1940, and New York General Business Law, (ii) common law breach of fiduciary duty, (iii) aiding and abetting breach of fiduciary duty and (iv) unjust enrichment. The complaint alleges, among other things, that during the Class Period, the Defendants made improper and excessive brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds and omitted statements of fact in registration statements and reports filed pursuant to the Investment Company Act which were necessary to prevent such registration statements and reports from being materially false and misleading. In addition, the complaint alleges that the Goldman Sachs Funds paid excessive and improper investment advisory fees to GSAM and GSAMI. The complaint also alleges that GSAM and GSAMI used Rule 12b-1 fees for improper purposes and made improper use of soft dollars. The complaint further alleges that the Trust's Officers and Trustees breached their fiduciary duties in connection with the foregoing. The plaintiffs in the cases are seeking compensatory damages; punitive damages; rescission of GSAM's and GSAMI's investment advisory agreements and return of fees paid; an accounting of all Goldman Sachs Funds-related fees, commissions and soft dollar payments; restitution of all unlawfully or discriminatorily obtained fees and charges; and reasonable costs and expenses, including counsel fees and expert fees.

In addition, on March 10, 2005 Jeanne and Don Masden filed a purported class action lawsuit in the United States District Court for the Southern District of New York against GSG, GSAM, Goldman, Sachs & Co., the Trustees of the Trust and John Doe Defendants (collectively the ''Defendants''). The lawsuit amends a previously-filed complaint, and alleges that the Defendants breached their fiduciary duties and duties of care owed under federal and state law by failing to ensure that equity securities held by the Goldman Sachs Funds participated in class action settlements for which they were eligible. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisers and punitive damages.

Based on currently available information, GSAM and GSAMI believe that the likelihood that the pending purported class and derivative action lawsuits will have a material adverse financial impact on the Goldman Sachs Funds is remote, and the pending actions are not likely to materially affect their ability to provide investment management services to their clients, including the Goldman Sachs Funds.

Dividends

Each Fund pays dividends from its investment company taxable income and distributions from net realized capital gains (although the CORE Tax-Managed Equity Fund attempts to minimize capital gains and income distributions in seeking its investment objective). You may choose to have dividends and distributions paid in:

- Cash
- Additional shares of the same class of the same Fund
- Shares of the same or an equivalent class of another Goldman Sachs Fund. Special restrictions may apply. See the Additional Statement.

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time before the record date for a particular dividend or distribution. If you do not indicate any choice, dividends and distributions will be reinvested automatically in the applicable Fund.

The election to reinvest dividends and distributions in additional shares will not affect the tax treatment of such dividends and distributions, which will be treated as received by you and then used to purchase the shares.

Dividends from investment company taxable income and distributions from net realized capital gains are declared and paid as follows:

Fund	Investment Income Dividends	Capital Gains Distributions
Tollkeeper	Annually	Annually
CORE Tax-Managed Equity	Annually	Annually
Real Estate Securities	Quarterly	Annually

From time to time a portion of a Fund's dividends may constitute a return of capital.

When you purchase shares of a Fund, part of the NAV per share may be represented by undistributed income or undistributed realized gains that have previously been earned by the Fund. Therefore, subsequent distributions on such shares from such income or realized gains may be taxable to you even if the NAV of the shares is, as a result of the distributions, reduced below the cost of such shares and the distributions (or portions thereof) represent a return of a portion of the purchase price.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' Service Shares.

HOW TO BUY SHARES

How Can I Purchase Service Shares Of The Funds?

Generally, Service Shares may be purchased only through institutions that have agreed to provide personal and account maintenance and shareholder administration services to their customers who are the beneficial owners of Service Shares. These institutions are called ''Service Organizations.'' Customers of a Service Organization will normally give their purchase instructions to the Service Organization, and the Service Organization will, in turn, place purchase orders with Goldman Sachs. Service Organizations will set times by which purchase orders and payments must be received by them from their customers. Generally, Service Shares may be purchased from the Funds on any business day at their NAV next determined after receipt of an order by Goldman Sachs from a Service Organization. No sales load is charged. Purchases of Service Shares must be settled within three business days of receipt of a complete purchase order.

Service Organizations are responsible for transmitting purchase orders and payments to Goldman Sachs in a timely fashion. To place an order with Goldman Sachs call 1-800-621-2550 and either:

- Wire federal funds to The Northern Trust Company (''Northern''), as subcustodian for State Street Bank and Trust Company (''State Street'') (each Fund's custodian) on the next business day; ***or***
- Send a check or Federal Reserve draft payable to Goldman Sachs Funds—(Name of Fund and Class of Shares), P.O. Box 06050, Chicago, IL 60606-6306. The Fund will not accept a check drawn on foreign banks, third party checks, cashier's checks or official checks, temporary checks, electronic checks, drawer checks, cash, money orders, travelers cheques or credit card checks.

What Do I Need To Know About Service Organizations?

Service Organizations may provide the following services in connection with their customers' investments in Service Shares:

- Personal and account maintenance services; and
- Shareholder administration services.

Personal and account maintenance services include:

- Providing facilities to answer inquiries and responding to correspondence with the Service Organization's customers
- Acting as liaison between the Service Organization's customers and the Trust
- Assisting customers in completing application forms, selecting dividend and other options, and similar services

Shareholder administration services include:

- Acting, directly or through an agent, as the sole shareholder of record
- Maintaining account records for customers
- Processing orders to purchase, redeem and exchange shares for customers
- Processing payments for customers

Some (but not all) Service Organizations are authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized Service Organization or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.
- Service Organizations or intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your Service Organization directly to learn whether it is authorized to accept orders for the Trust.

Pursuant to a service plan and a separate shareholder administration plan adopted by the Trust's Board of Trustees, Service Organizations are entitled to receive payments for their services from the Trust. These payments are equal to 0.25% (annualized) for personal and account maintenance services plus an additional 0.25% (annualized) for shareholder administration services of the average daily net assets of the Service Shares of the Funds that are attributable to or held in the name of the Service Organization for its customers.

The Investment Adviser, Distributor and/or their affiliates may make payments to Service Organizations and other financial intermediaries (''Intermediaries'') from time to time to promote the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. These payments are made out of the Investment Adviser's, Distributor's and/or their affiliates' own assets, and are not an additional charge to the Funds. The payments are in addition to the service fees described in this Prospectus. Such payments are intended to compensate Intermediaries for, among other things: marketing shares of the Funds and other

Goldman Sachs Funds, which may consist of payments relating to Funds included on preferred or recommended fund lists or in certain sales programs from time to time sponsored by the Intermediaries; access to the Intermediaries' registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; and/or other specified services intended to assist in the distribution and marketing of the Funds and other Goldman Sachs Funds. The payments may also, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote the sale of shares, as well as sponsor various educational programs, sales contests and/or promotions. The additional payments by the Investment Adviser, Distributor and/or their affiliates may also compensate Intermediaries for subaccounting, administrative and/or shareholder processing services that are in addition to the fees paid for these services by the Funds. The amount of these additional payments is normally not expected to exceed 0.50% (annualized) of the amount sold or invested through the Intermediaries. Please refer to the ''Payments to Intermediaries'' section of the Additional Statement for more information about these payments.

The payments made by the Investment Adviser, Distributor and/or their affiliates may be different for different Intermediaries. The presence of these payments and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered representative or salesperson to highlight, feature or recommend Funds based, at least in part, on the level of compensation paid. You should contact your Service Organization or other Intermediary for more information about the payments it receives and any potential conflicts of interest.

In addition to Service Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services than Service Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

The Funds do not have any minimum purchase or account requirements with respect to Service Shares. A Service Organization may, however, impose a minimum amount for initial and subsequent investments in Service Shares, and may establish other requirements such as a minimum account balance. A Service Organization may redeem Service Shares held by non-complying accounts, and may impose a charge for any special services.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Refuse to open an account if you fail to (i) provide a Social Security Number or other taxpayer identification number; or (ii) certify that such number is correct (if required to do so under applicable law).
- Reject or restrict any purchase or exchange order by a particular purchaser (or group related purchasers) for any reason in its discretion. Without limiting the foregoing, the Trust may reject or restrict purchase and exchange orders by a particular purchaser (or group of related purchasers) when a pattern of frequent purchases, sales or exchanges of Service Shares of a Fund is evident, or if purchases, sales or exchanges are, or a subsequent abrupt redemption might be, of a size that would disrupt the management of a Fund.
- Close a Fund to new investors from time to time and reopen any such Fund whenever it is deemed appropriate by a Fund's Investment Adviser.

Generally, the Funds will not allow non-U.S. citizens and certain U.S. citizens residing outside the United States to open an account directly with the Funds.

The Funds may allow Service Organizations to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

Customer Identification Program. Federal law requires the Funds to obtain, verify and record identifying information, which may include the name, residential or business street address, date of birth (for an individual), Social Security Number or taxpayer identification number or other identifying information, for each investor who opens an account with the Funds. Applications without the required information, or (where applicable) without an indication that a Social Security Number or taxpayer identification number has been applied for, may not be accepted by the Funds. After accepting an application, to the extent permitted by applicable law or their customer identification program, the Funds reserve the right to: (i) place limits on transactions in any account until the identity of the investor is verified; (ii) refuse an investment in the Funds; or (iii) involuntarily redeem an investor's shares and close an account in the event that the Funds are unable to verify an investor's identity. The Funds and their agents will not be responsible for any loss in an investor's account resulting from the investor's delay in providing all required identifying information or from closing an account and redeeming an investor's shares pursuant to the customer identification program.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Service Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$\text{NAV} = \frac{(\text{Value of Assets of the Class}) - (\text{Liabilities of the Class})}{\text{Number of Outstanding Shares of the Class}}$$

The Funds' investments are valued based on market quotations or if market quotations are not readily available, or if the Investment Adviser believes that such quotations do not accurately reflect fair value, the fair value of the Funds' investments may be determined in good faith under procedures established by the Trustees.

For Funds that invest a significant portion of assets in foreign equity securities, ''fair value'' prices are provided by an independent fair value service. Fair value prices are used because many foreign markets operate at times that do not coincide with those of the major U.S. markets. Events that could affect the values of foreign portfolio holdings may occur between the close of the foreign market and the time of determining the NAV, and would not otherwise be reflected in the NAV. If the independent fair value service does not provide a fair value for a particular security or if the value does not meet the established criteria for the Funds, the most recent closing price for such a security on its principal exchange will generally be its fair value on such date.

In addition, the Investment Adviser, consistent with applicable regulatory guidance, may determine to make an adjustment to the previous closing prices of either domestic or foreign securities in light of significant events, to reflect what it believes to be the fair value of the securities at the time of determining a Fund's NAV. Significant events that could affect a large number of securities in a particular market may include, but are not limited to: situations relating to one or more single issuers in a market sector; significant fluctuations in foreign markets; market disruptions or market closings; governmental actions or other developments; as well as the same or similar events which may affect specific issuers or the securities markets even though not tied directly to the securities markets. Other significant events that could relate to a single issuer may include, but are not limited to: corporate actions such as reorganizations, mergers and buy-outs; corporate announcements on earnings; significant litigation; and regulatory news such as governmental approvals.

One effect of using an independent fair value service and fair valuation may be to reduce stale pricing arbitrage opportunities presented by the pricing of Fund shares. However, it involves the risk that the values used by the Funds to price their investments may be different from those used by other investment companies and investors to price the same investments.

Investments in other registered mutual funds (if any) are valued based on the NAV of those mutual funds (which may use fair value pricing as discussed in their prospectuses).

- NAV per share of each class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. Fund shares will generally not be priced on any day the New York Stock Exchange is closed.
- When you buy shares, you pay the NAV next calculated *after* the Funds receive your order in proper form.
- When you sell shares, you receive the NAV next calculated *after* the Funds receive your order in proper form.
- The Trust reserves the right to reprocess purchase (including dividend re-investments), redemption and exchange transactions that were processed at an NAV other than a Fund's official closing NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing NAV.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open one or more Funds for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

Foreign securities may trade in their local markets on days a Fund is closed. As a result, the NAV of a Fund that holds foreign securities may be impacted on days when investors may not purchase or redeem Fund shares.

HOW TO SELL SHARES

How Can I Sell Service Shares Of The Funds?

Generally, Service Shares may be sold (redeemed) only through Service Organizations. Customers of a Service Organization will normally give their redemption instructions to the Service Organization, and the Service Organization will, in turn, place redemption orders with the Funds. **Generally, each Fund will redeem its Service Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** Redemption proceeds may be sent to recordholders by check or by wire (if the wire instructions are on record).

A Service Organization may request redemptions in writing or by telephone if the optional telephone redemption privilege is elected on the Account Application.

By Writing:	Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

When Do I Need A Medallion Signature Guarantee To Redeem Shares?

A signature guarantee may be required if:

- You would like the redemption proceeds sent to an address that is not your address of record; or
- You would like to change your current bank designations.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.

A signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee. Additional documentation may be required for executors, trustees or corporations or when deemed appropriate by the Transfer Agent.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

How Are Redemption Proceeds Paid?

By Wire: The Funds will arrange for redemption proceeds to be wired as federal funds to the domestic bank account designated in the recordholder's Account Application. The following general policies govern wiring redemption proceeds:

- Redemption proceeds will normally be wired on the next business day in federal funds (for a total of one business day delay), but may be paid up to three business days following receipt of a properly executed wire transfer redemption request. Although redemption proceeds will normally be wired as described above, under certain circumstances, redemption requests or payments may be postponed or suspended as permitted pursuant to Section 22(e) of the Investment Company Act. Generally, under that section, redemption requests or payments may be postponed or suspended if (i) the New York Stock Exchange is closed for trading or trading is restricted; (ii) an emergency exists which makes the disposal of securities owned by a Fund or the fair determination of the value of the Fund's net assets not reasonably practicable; or (iii) the SEC by order permits the suspension of the right of redemption. If the shares to be sold were recently paid for by check, the Fund will pay the redemption proceeds when the check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.
- To change the bank designated on your Account Application, you must send written instructions signed by an authorized person designated on the Account Application to the Service Organization.
- Neither the Trust nor Goldman Sachs assumes any responsibility for the performance of intermediaries or your Service Organization in the transfer process. If a problem with such performance arises, you should deal directly with such intermediaries or Service Organization.

By Check: A recordholder may elect in writing to receive redemption proceeds by check. Redemption proceeds paid by check will normally be mailed to the address of record within three business days of receipt of a properly executed redemption request. If the shares to be sold were recently paid for by check, the Fund will pay the redemption proceeds when the check has cleared, which may take up to 15 days.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Service Organizations are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, Service Organizations may set times by which they must receive redemption requests. Service Organizations may also require additional documentation from you.

The Trust reserves the right to:

- Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to a Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at the NAV on the day of reinvestment in additional Service Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

A Service Organization may exchange Service Shares of a Fund at NAV for Service Shares of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ The recordholder name(s) and signature(s) ■ The account number ■ The Fund names and Class of Shares ■ The dollar amount to be exchanged ■ Mail the request to: Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If the telephone exchange privilege has been elected on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirement of that Fund or the entire balance of the original Fund account should be exchanged, except that this requirement may be waived at the discretion of the Trust.
- Telephone exchanges normally will be made only to an identically registered account.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs may use reasonable procedures described under "What Do I Need To Know About Telephone Redemption Requests?" in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

What Types Of Reports Will Be Sent Regarding Investments In Service Shares?

Service Organizations will receive from the Funds annual reports containing audited financial statements and semi-annual reports. Service Organizations will also be provided with a printed confirmation for each transaction in their account and a monthly account statement. Service Organizations are responsible for providing these or other reports to their customers who are the beneficial owners of Service Shares in accordance with the rules that apply to their accounts with the Service Organizations.

RESTRICTIONS ON EXCESSIVE TRADING PRACTICES

Policies and Procedures on Excessive Trading Practices. In accordance with the policy adopted by the Board of Trustees, the Trust discourages frequent purchases and redemption of Fund shares and does not permit market timing or other excessive trading practices. Purchases and exchanges should be made with a view to longer-term investment purposes only that are consistent with the investment policies and practices of the respective Funds. Excessive, short-term (market timing) trading practices may disrupt portfolio management strategies, increase brokerage and administrative costs, harm fund performance and result in dilution in the value of Fund shares held by long-term shareholders. The Trust and Goldman Sachs reserve the right to reject or restrict purchase or exchange requests from any investor. The Trust and Goldman Sachs will not be liable for any loss resulting from rejected purchase or exchange orders. To minimize harm to the Trust and its shareholders (or Goldman Sachs), the Trust (or Goldman Sachs) will exercise this right if, in the Trust's (or Goldman Sachs') judgment, an investor has a history of excessive trading or if an investor's trading, in the judgment of the Trust (or Goldman Sachs), has been or may be disruptive to a Fund. In making this judgment, trades executed in multiple accounts under common ownership or control may be considered together to the extent they can be identified. No waivers of the provisions of the policy established to detect and deter market timing and other excessive trading activity are permitted that would harm the Trust or its shareholders or would subordinate the interests of the Trust or its shareholders to those of Goldman Sachs or any affiliated person or associated person of Goldman Sachs.

To deter excessive shareholder trading, the International Equity Funds and certain Fixed Income Funds (which are offered in separate prospectuses) impose a redemption fee on redemptions made within 30 calendar days of purchase subject to certain exceptions. For more information about these Funds, obtain a prospectus from your Service Organization or from Goldman Sachs by calling the number on the back cover of this Prospectus.

Pursuant to the policy adopted by the Board of Trustees, Goldman Sachs has developed criteria that it uses to identify trading activity that may be excessive. Goldman Sachs reviews on a regular, periodic basis available information relating to the trading activity in the Funds in order to assess the likelihood that a Fund may be the target of excessive trading. As part of its excessive trading surveillance process, Goldman Sachs, on a periodic basis, examines transactions that exceed certain monetary thresholds or numerical limits within a period of time. If, in its judgement, Goldman Sachs detects excessive, short term trading, Goldman Sachs may reject or restrict a purchase or exchange request and may further seek to close an investor's account with a Fund. Goldman Sachs may modify its surveillance procedures and criteria from time to time without prior notice regarding the detection of excessive trading or to address specific circumstances. Goldman Sachs will apply the criteria in a manner that, in Goldman Sachs' judgment, will be uniform.

Fund shares may be held through omnibus arrangements maintained by intermediaries such as broker-dealers, investment advisers, transfer agents, administrators and insurance companies. In addition, Fund shares may be held in omnibus 401(k) plans, retirement plans and other group accounts. Omnibus accounts include multiple investors and such accounts typically provide the Funds with a net purchase or redemption request on any given day where the purchases and redemptions of Fund shares by the investors are netted against one another. The identity of individual investors whose purchase and redemption orders are aggregated are not known by the Funds. A number of these financial intermediaries may not have the capability or may not be willing to apply the Funds' market timing policies or any applicable redemption fee. While Goldman Sachs may monitor share turnover at the omnibus account level, a Fund's ability to monitor and detect market timing by shareholders or apply any applicable redemption fee in these omnibus accounts is limited. The netting effect makes it more difficult to identify, locate and eliminate market timing activities. In addition, those investors who engage in market timing and other excessive trading activities may employ a variety of techniques to avoid detection. There can be no assurance that the Funds and Goldman Sachs will be able to identify all those who trade excessively or employ a market timing strategy, and curtail their trading in every instance.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions and the sale of your Fund shares.

DISTRIBUTIONS

Each Fund contemplates declaring as dividends each year all or substantially all of its taxable income. Distributions you receive from the Funds are generally subject to federal income tax, and may also be subject to state or local taxes (although the CORE Tax-Managed Equity Fund attempts to minimize capital gains and income distributions in seeking its investment objective). This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. For federal tax purposes, the Funds' income dividend distributions and short-term capital gain distributions are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Under recent changes to the Internal Revenue Code (the ''Code''), the maximum long-term capital gain tax rate applicable to individuals, estates, and trusts is 15%. (A sunset provision provides that the 15% long-term capital gain rate and the taxation of dividends at the long-term capital gain rate will revert back to a prior version of these provisions in the Code for taxable years beginning after December 31, 2008.) Also, Fund distributions to noncorporate shareholders attributable to dividends received by the Funds from U.S. and certain qualified foreign corporations will generally be taxed at the long-term capital gain rate, as long as certain other requirements are met. The amount of a Fund's distributions that qualify for this favorable tax treatment will be reduced as a result of a Fund's securities lending activities, by a high portfolio turnover rate or by investments in debt securities or ''non-qualified'' foreign corporations. For these lower rates to apply, the non-corporate shareholder must own the relevant Fund shares for at least 61 days during the 121-day period beginning 60 days before the Fund's ex-dividend date.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. A percentage of the Funds' dividends paid to corporate shareholders may be eligible for the corporate dividends-received deduction. This percentage may, however, be reduced as a result of a Fund's securities lending activities, by a high portfolio turnover rate or by investments in debt securities or foreign corporations. Character and tax status of all distributions will be available to shareholders after the close of each calendar year. The REIT investments of the Real Estate Securities Fund often do not provide complete tax information to the Fund until after the calendar year. Consequently, because of the delay, it may be necessary for the Fund to request permission to extend the deadline for issuance of Forms 1099-DIV beyond January 31.

Each Fund may be subject to foreign withholding or other foreign taxes on income or gain from certain foreign securities. In general, the Funds may deduct these taxes in computing their taxable income.

If you buy shares of a Fund before it makes a distribution, the distribution will be taxable to you even though it may actually be a return of a portion of your investment. This is known as ''buying a dividend.''

SALES AND EXCHANGES

Your sale of Fund shares is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. For tax purposes, the exchange of your Fund shares for shares of a different Goldman Sachs Fund is the same as a sale. When you sell your shares, you will generally recognize a capital gain or loss in an amount equal to the difference between your adjusted tax basis in the shares and the amount received. Generally, this gain or loss is long-term or short-term depending on whether your holding period exceeds twelve months, except that any loss realized on shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends that were received on the shares. Additionally, any loss realized on a sale, exchange or redemption of shares of a Fund may be disallowed under ''wash sale'' rules to the extent the shares disposed of are replaced with other shares of that Fund within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to a dividend reinvestment in shares of that Fund. If disallowed, the loss will be reflected in an adjustment to the basis of the shares acquired.

OTHER INFORMATION

When you open your account, you should provide your Social Security Number or tax identification number on your Account Application. By law, each Fund must withhold 28% of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so.

Non-U.S. investors may be subject to U.S. withholding and estate tax. However, distributions of short-term capital gains and qualified interest income made by the Funds to non-U.S. investors between January 1, 2005 and December 31, 2007 will generally not be subject to U.S. withholding.

Investments in the CORE Tax-Managed Equity Fund are subject to the tax risks described previously under ''Principal Risks of the Funds.''

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

A. General Portfolio Risks

The Funds will be subject to the risks associated with equity investments. ''Equity investments'' may include common stocks, preferred stocks, interests in real estate investment trusts, convertible debt obligations, convertible preferred stocks, equity interests in trusts, partnerships, joint ventures, limited liability companies and similar enterprises, warrants, stock purchase rights and synthetic and derivative instruments that have economic characteristics similar to equity securities. In general, the values of equity investments fluctuate in response to the activities of individual companies and in response to general market and economic conditions. Accordingly, the values of equity investments that a Fund holds may decline over short or extended periods. The stock markets tend to be cyclical, with periods when stock prices generally rise and periods when prices generally decline. This volatility means that the value of your investment in the Funds may increase or decrease. In recent years, certain stock markets have experienced substantial price volatility.

To the extent that a Fund invests in fixed-income securities, that Fund will also be subject to the risks associated with its fixed-income securities. These risks include interest rate risk, credit risk and call/extension risk. In general, interest rate risk involves the risk that when interest rates decline, the market value of fixed-income securities tends to increase (although many mortgage-related securities will have less potential than other debt securities for capital appreciation during periods of declining rates). Conversely, when interest rates increase, the market value of fixed-income securities tends to decline. Credit risk involves the risk that an issuer or guarantor could default on its obligations, and a Fund will not recover its investment. Call risk and extension risk are normally present in mortgage-backed securities and asset-backed securities. For example, homeowners have the option to prepay their mortgages. Therefore, the duration of a security backed by home mortgages can either shorten (call risk) or lengthen (extension risk). In general, if interest rates on new mortgage loans fall sufficiently below the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to increase. Conversely, if mortgage loan interest rates rise above the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to decrease. In either case, a change in the prepayment rate can result in losses to investors. The same would be true of asset-backed securities such as securities backed by car loans.

The Investment Adviser will not consider the portfolio turnover rate a limiting factor in making investment decisions for a Fund. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by a Fund and its shareholders, and is also likely to result in higher short-term capital gains taxable to shareholders. The portfolio turnover rate is calculated by dividing the lesser of the dollar amount of sales or purchases of portfolio securities by the average monthly value of a Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less. See ''Financial Highlights'' in Appendix B for a statement of the Funds' historical portfolio turnover rates.

The following sections provide further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment objectives, and all investment policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs.

B. Other Portfolio Risks

Risks of Investing in Internet and Internet-Related Companies. The Tollkeeper Fund may invest in Internet and Internet-related companies. Internet and Internet-related companies are generally subject to a rate of change in technology which is higher than other industries and often requires extensive and sustained investment in research and development. As a result, Internet and Internet-related companies are exposed to the risk of rapid product obsolescence. Changes in governmental policies, such as telephone and cable regulations and anti-trust enforcement, and the need for regulatory approvals may have an adverse effect on the products, services and securities of Internet and Internet-related companies. Internet and Internet-related companies may also produce or use products or services that prove commercially unsuccessful. In addition, intense worldwide competitive pressures and changing demand, evolving industry standards, challenges in achieving product capability, loss of patent protection or proprietary rights, reduction or interruption in the supply of key components, changes in strategic alliances, frequent mergers or acquisitions or other factors can have a significant effect on the financial conditions of companies in these industries. Competitive pressures in the Internet and Internet-related industries may affect negatively the financial condition of Internet and

Internet-related companies. Internet and Internet-related companies are also subject to the risk of service disruptions and the risk of losses arising out of litigation related to these disruptions. In certain instances, Internet and Internet-related securities may experience significant price movements caused by disproportionate investor optimism or pessimism with little or no basis in fundamental economic conditions. As a result of these and other reasons, investments in the Internet and Internet-related industry can experience sudden and rapid appreciation and depreciation.

Risks of Initial Public Offerings. The Tollkeeper and Real Estate Securities Funds may invest in IPOs. An IPO is a company's first offering of stock to the public. IPO risk is the risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When a Fund's asset base is small, a significant portion of the Fund's performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Fund. As the Fund's assets grow, the effect of the Fund's investments in IPOs on the Fund's performance probably will decline, which could reduce the Fund's performance. Because of the price volatility of IPO shares, a Fund may choose to hold IPO shares for a very short period of time. This may increase the turnover of the Fund's portfolio and may lead to increased expenses to the Fund, such as commissions and transaction costs. By selling IPO shares, the Fund may realize taxable gains it will subsequently distribute to shareholders. In addition, the market for IPO shares can be speculative and/or inactive for extended periods of time. There is no assurance that a Fund will be able to obtain allocable portions of IPO shares. The limited number of shares available for trading in some IPOs may make it more difficult for a Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing prices. Investors in IPO shares can be affected by substantial dilution in the value of their shares, by sales of additional shares and by concentration of control in existing management and principal shareholders.

Risks of Investing in Small Capitalization and Mid-Capitalization Companies and REITs. Each Fund may, to the extent consistent with its investment policies, invest in small and mid-capitalization companies and REITs. Investments in small and mid-capitalization companies and REITs involve greater risk and portfolio price volatility than investments in larger capitalization stocks. Among the reasons for the greater price volatility of these investments are the less certain growth prospects of smaller firms and the lower degree of liquidity in the markets for such securities. Small and mid-capitalization companies and REITs may be thinly traded and may have to be sold at a discount from current market prices or in small lots

over an extended period of time. In addition, these securities are subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities in particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic or market conditions, or adverse investor perceptions whether or not accurate. Because of the lack of sufficient market liquidity, a Fund may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Small and mid-capitalization companies and REITs include ''unseasoned'' issuers that do not have an established financial history; often have limited product lines, markets or financial resources; may depend on or use a few key personnel for management; and may be susceptible to losses and risks of bankruptcy. Small and mid-capitalization companies may be operating at a loss or have significant variations in operating results; may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence; may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position; and may have substantial borrowings or may otherwise have a weak financial condition. In addition, these companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel. Transaction costs for these investments are often higher than those of larger capitalization companies. Investments in small and mid-capitalization companies and REITs may be more difficult to price precisely than other types of securities because of their characteristics and lower trading volumes.

Risks of Foreign Investments. In general, each Fund may make foreign investments, although the CORE Tax-Managed Equity Fund may only invest in foreign issuers that are traded in the United States. Foreign investments involve special risks that are not typically associated with U.S. dollar denominated or quoted securities of U.S. issuers. Foreign investments may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and changes in exchange control regulations (*e.g.*, currency blockage). A decline in the exchange rate of the currency (*i.e.*, weakening of the currency against the U.S. dollar) in which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce the value of the portfolio security. In addition, if the currency in which a Fund receives dividends, interest or other payments declines in value against the U.S. dollar before such income is distributed as dividends to shareholders or converted to U.S. dollars, the Fund may have to sell portfolio securities to obtain sufficient cash to pay such dividends.

Brokerage commissions, custodial services and other costs relating to investment in international securities markets generally are more expensive than in the United

States. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. issuers. There may be less publicly available information about a foreign issuer than about a U.S. issuer. In addition, there is generally less government regulation of foreign markets, companies and securities dealers than in the United States and the legal remedies for investors may be more limited than the remedies available in the United States. Foreign securities markets may have substantially less volume than U.S. securities markets and securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains distributions), limitations on the removal of funds or other assets from such countries, and risks of political or social instability or diplomatic developments which could adversely affect investments in those countries.

Concentration of a Fund's assets in one or a few countries and currencies will subject a Fund to greater risks than if a Fund's assets were not geographically concentrated.

Investment in sovereign debt obligations by a Fund involves risks not present in debt obligations of corporate issuers. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due in accordance with the terms of such debt, and a Fund may have limited recourse to compel payment in the event of a default. Periods of economic uncertainty may result in the volatility of market prices of sovereign debt, and in turn a Fund's NAV, to a greater extent than the volatility inherent in debt obligations of U.S. issuers.

A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward international lenders, and the political constraints to which a sovereign debtor may be subject.

Investments in foreign securities may take the form of sponsored and unsponsored American Depositary Receipts (''ADRs'') and Global Depositary Receipts

(''GDRs''). Certain Funds may also invest in European Depositary Receipts (''EDRs'') or other similar instruments representing securities of foreign issuers. ADRs, GDRs and EDRs represent the right to receive securities of foreign issuers deposited in a bank or other depository. ADRs and certain GDRs are traded in the United States. GDRs may be traded in either the United States or in foreign markets. EDRs are traded primarily outside the United States. Prices of ADRs are quoted in U.S. dollars. EDRs and GDRs are not necessarily quoted in the same currency as the underlying security.

Risks of Euro. On January 1, 1999, the European Economic and Monetary Union (EMU) introduced a new single currency called the euro. The euro has replaced the national currencies of the following member countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. In addition, Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia and Slovenia became members of the EMU on May 1, 2004, but these countries will not adopt the euro as their new currency until they can show that their economies have converged with the economies of the euro zone.

The European Central Bank has control over each country's monetary policies. Therefore, the member countries no longer control their own monetary policies by directing independent interest rates for their currencies. The national governments of the participating countries, however, have retained the authority to set tax and spending policies and public debt levels.

The change to the euro as a single currency is relatively new and untested. The elimination of currency risk among EMU countries has affected the economic environment and behavior of investors, particularly in European markets, but the long term impact of those changes on currency values or on the business or financial condition of European countries and issuers cannot be fully assessed at this time. In addition, the introduction of the euro presents other unique uncertainties, including the fluctuation of the euro relative to non-euro currencies; whether the interest rate, tax and labor regimes of European countries participating in the euro will converge over time; and whether the conversion of the currencies of other countries that now are or may in the future become members of the European Union (''EU'') will have an impact on the euro. Also, it is possible that the euro could be abandoned in the future by countries that have already adopted its use. These or other events, including political and economic developments, could cause market disruptions, and could adversely affect the value of securities held by the Funds. Because of the number of countries using this single currency, a significant portion of the assets held by the Funds may be denominated in the euro.

Risks of Emerging Countries. Certain Funds may invest in securities of issuers located in emerging countries. The risks of foreign investment are heightened when the issuer is located in an emerging country. Emerging countries are generally located in the Asia and Pacific regions, the Middle East, Eastern Europe, Latin, Central and South America and Africa. A Fund's purchase and sale of portfolio securities in certain emerging countries may be constrained by limitations relating to daily changes in the prices of listed securities, periodic trading or settlement volume and/or limitations on aggregate holdings of foreign investors. Such limitations may be computed based on the aggregate trading volume by or holdings of a Fund, the Investment Adviser, its affiliates and their respective clients and other service providers. A Fund may not be able to sell securities in circumstances where price, trading or settlement volume limitations have been reached.

Foreign investment in the securities markets of certain emerging countries is restricted or controlled to varying degrees which may limit investment in such countries or increase the administrative costs of such investments. For example, certain Asian countries require governmental approval prior to investments by foreign persons or limit investment by foreign persons to only a specified percentage of an issuer's outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the issuer available for purchase by nationals. In addition, certain countries may restrict or prohibit investment opportunities in issuers or industries deemed important to national interests. Such restrictions may affect the market price, liquidity and rights of securities that may be purchased by a Fund. The repatriation of both investment income and capital from certain emerging countries is subject to restrictions such as the need for governmental consents. In situations where a country restricts direct investment in securities (which may occur in certain Asian and other countries), a Fund may invest in such countries through other investment funds in such countries.

Many emerging countries have experienced currency devaluations and substantial (and, in some cases, extremely high) rates of inflation. Other emerging countries have experienced economic recessions. These circumstances have had a negative effect on the economies and securities markets of such emerging countries. Economies in emerging countries generally are dependent heavily upon commodity prices and international trade and, accordingly, have been and may continue to be affected adversely by the economies of their trading partners, trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade.

Many emerging countries are subject to a substantial degree of economic, political and social instability. Governments of some emerging countries are authoritarian in nature or have been installed or removed as a result of military coups, while governments in other emerging countries have periodically used force to suppress civil dissent. Disparities of wealth, the pace and success of democratization, and ethnic, religious and racial disaffection, among other factors, have also led to social unrest, violence and/or labor unrest in some emerging countries. Unanticipated political or social developments may result in sudden and significant investment losses. Investing in emerging countries involves greater risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested. As an example, in the past, some Eastern European governments have expropriated substantial amounts of private property, and many claims of the property owners have never been fully settled. There is no assurance that similar expropriations will not recur in Eastern European or other countries.

A Fund's investment in emerging countries may also be subject to withholding or other taxes, which may be significant and may reduce the return from an investment in such countries to the Fund.

Settlement procedures in emerging countries are frequently less developed and reliable than those in the United States and may involve a Fund's delivery of securities before receipt of payment for their sale. In addition, significant delays may occur in certain markets in registering the transfer of securities. Settlement or registration problems may make it more difficult for a Fund to value its portfolio securities and could cause the Fund to miss attractive investment opportunities, to have a portion of its assets uninvested or to incur losses due to the failure of a counterparty to pay for securities the Fund has delivered or the Fund's inability to complete its contractual obligations because of theft or other reasons.

The creditworthiness of the local securities firms used by a Fund in emerging countries may not be as sound as the creditworthiness of firms used in more developed countries. As a result, the Fund may be subject to a greater risk of loss if a securities firm defaults in the performance of its responsibilities.

The small size and inexperience of the securities markets in certain emerging countries and the limited volume of trading in securities in those countries may make a Fund's investments in such countries less liquid and more volatile than investments in countries with more developed securities markets (such as the United States, Japan and most Western European countries). A Fund's investments in emerging countries are subject to the risk that the liquidity of a particular investment, or investments generally, in such countries will shrink or disappear suddenly and without warning as a result of adverse economic, market or political

conditions or adverse investor perceptions, whether or not accurate. Because of the lack of sufficient market liquidity, a Fund may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Investments in emerging countries may be more difficult to price precisely because of the characteristics discussed above and lower trading volumes.

A Fund's use of foreign currency management techniques in emerging countries may be limited. The Investment Adviser anticipates that a significant portion of the Funds' currency exposure in emerging countries may not be covered by these techniques.

Risks of Derivative Investments. A Fund's transactions, if any, in options, futures, options on futures, swaps, interest rate caps, floors and collars, structured securities and foreign currency transactions involve additional risk of loss. Loss can result from a lack of correlation between changes in the value of derivative instruments and the portfolio assets (if any) being hedged, the potential illiquidity of the markets for derivative instruments, or the risks arising from margin requirements and related leverage factors associated with such transactions. The use of these management techniques also involves the risk of loss if the Investment Adviser is incorrect in its expectation of fluctuations in securities prices, interest rates or currency prices. Each Fund may also invest in derivative investments for non-hedging purposes (that is, to seek to increase total return). Investing for non-hedging purposes is considered a speculative practice and presents even greater risk of loss.

Risks of Illiquid Securities. Each Fund may invest up to 15% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain stripped mortgage-backed securities
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain over-the-counter options
- Certain structured securities and all swap transactions
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (''144A Securities'').

Investing in 144A Securities may decrease the liquidity of a Fund's portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation

of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Credit/Default Risks. Debt securities purchased by the Funds may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instrumentalities and sponsored enterprises), foreign government, domestic and foreign corporations, banks and other issuers. Some of these fixed-income securities are described in the next section below. Further information is provided in the Additional Statement.

Debt securities rated BBB or higher by Standard & Poor's Rating Group (''Standard & Poor's''), or Baa or higher by Moody's Investors Service, Inc. (''Moody's'') or having a comparable rating by another NRSRO are considered ''investment grade.'' Securities rated BBB or Baa are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken their issuers' capacity to pay interest and repay principal. A security will be deemed to have met a rating requirement if it receives the minimum required rating from at least one such rating organization even though it has been rated below the minimum rating by one or more other rating organizations, or if unrated by such rating organizations, the security is determined by the Investment Adviser to be of comparable credit quality. A security satisfies the Fund's minimum rating requirement regardless of its relative ranking (for example, plus or minus) within a designated major rating category (for example, BBB or Baa). If a security satisfies a Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below that rating, the Fund will not be required to dispose of the security. If a downgrade occurs, the Investment Adviser will consider which action, including the sale of the security, is in the best interest of a Fund and its shareholders.

Certain Funds may invest in fixed-income securities rated BB or Ba or below (or comparable unrated securities) which are commonly referred to as ''junk bonds.'' Junk bonds are considered predominantly speculative and may be questionable as to principal and interest payments.

In some cases, junk bonds may be highly speculative, have poor prospects for reaching investment grade standing and be in default. As a result, investment in such bonds will present greater speculative risks than those associated with investment in investment grade bonds. Also, to the extent that the rating assigned to a security in a Fund's portfolio is downgraded by a rating organization, the market price and liquidity of such security may be adversely affected.

Temporary Investment Risks. Each Fund may, for temporary defensive purposes, invest a certain percentage of its total assets in:

- U.S. government securities
- Commercial paper rated at least A-2 by Standard & Poor's; P-2 by Moody's or having a comparable rating by another NRSRO
- Certificates of deposit
- Bankers' acceptances
- Repurchase agreements
- Non-convertible preferred stocks and non-convertible corporate bonds with a remaining maturity of less than one year

When a Fund's assets are invested in such instruments, the Fund may not be achieving its investment objective.

C. Portfolio Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks.

The Funds may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objective and policies. Further information is provided in the Additional Statement, which is available upon request.

Convertible Securities. Each Fund may invest in convertible securities. Convertible securities are preferred stock or debt obligations that are convertible into common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. Convertible securities in which a Fund invests are subject to the same rating criteria as its other investments in fixed-income securities. Convertible securities have both equity and fixed-income risk characteristics. Like all fixed-income securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in interest rates. Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security, like a fixed-income security, tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock.

Foreign Currency Transactions. Certain Funds may, to the extent consistent with its investment policies, purchase or sell foreign currencies on a cash basis or through forward contracts. A forward contract involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract. A Fund may engage in foreign currency transactions for hedging purposes and to seek to protect against anticipated changes in future foreign currency exchange rates. In addition, certain Funds may enter into foreign currency transactions to seek a closer correlation between the Fund's overall currency exposures and the currency exposures of the Fund's performance benchmark. Certain Funds may also enter into such transactions to seek to increase total return, which is considered a speculative practice.

Some Funds may also engage in cross-hedging by using forward contracts in a currency different from that in which the hedged security is denominated or quoted. A Fund may hold foreign currency received in connection with investments in foreign securities when, in the judgment of the Investment Adviser, it would be beneficial to convert such currency into U.S. dollars at a later date (*e.g.* the Investment Adviser may anticipate the foreign currency to appreciate against the U.S. dollar).

Currency exchange rates may fluctuate significantly over short periods of time, causing, along with other factors, a Fund's NAV to fluctuate (when the Fund's NAV fluctuates, the value of your shares may go up or down). Currency exchange rates also can be affected unpredictably by the intervention of U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad.

The market in forward foreign currency exchange contracts, currency swaps and other privately negotiated currency instruments offers less protection against defaults by the other party to such instruments than is available for currency instruments traded on an exchange. Such contracts are subject to the risk that the counterparty to the contract will default on its obligations. Since these contracts are not guaranteed by an exchange or clearinghouse, a default on a contract would deprive a Fund of unrealized profits, transaction costs or the benefits of a currency hedge or could force the Fund to cover its purchase or sale commitments, if any, at the current market price.

Structured Securities. Each Fund may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the ''Reference'') or the relative change in two or more References.

The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference.

Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may present a greater degree of market risk than many types of securities and may be more volatile, less liquid and more difficult to price accurately than less complex securities.

REITs. Each Fund may invest in REITs. REITs are pooled investment vehicles that invest primarily in either real estate or real estate related loans. The value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. REITs are dependent upon the ability of the REITs' managers, and are subject to heavy cash flow dependency, default by borrowers and the qualification of the REITs under applicable regulatory requirements for favorable income tax treatment. REITs are also subject to risks generally associated with investments in real estate including possible declines in the value of real estate, general and local economic conditions, environmental problems and changes in interest rates. To the extent that assets underlying a REIT are concentrated geographically, by property type or in certain other respects, these risks may be heightened. A Fund will indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests.

Options on Securities, Securities Indices and Foreign Currencies. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period.

A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period. Each Fund may write (sell) covered call and put options and purchase put and call options on any securities in which the Fund may invest or on any securities index consisting of securities in which it may invest. Certain Funds may also, to the extent consistent with their investment policies, purchase and sell (write) put and call options on foreign currencies.

The writing and purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which is considered a speculative activity). The successful use of options depends in part on the ability of the Investment Adviser to manage future price fluctuations and the degree of correlation between the options and securities (or currency) markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are written and purchased and the instruments in a Fund's investment

portfolio, the Fund may incur losses that it would not otherwise incur. The use of options can also increase a Fund's transaction costs. Options written or purchased by the Funds may be traded on either U.S. or foreign exchanges or over-the-counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Futures Contracts and Options on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on particular securities, foreign currencies, securities indices and other financial instruments and indices. The Funds may engage in futures transactions on both U.S. and foreign exchanges (except that the CORE Tax-Managed Equity Fund may only engage in futures transactions with respect to U.S. equity indices).

Each Fund may purchase and sell futures contracts, and purchase and write call and put options on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates, securities prices or, to the extent a Fund invests in foreign securities, currency exchange rates, or to otherwise manage its term structure, sector selections and duration in accordance with its investment objective and policies. Each Fund may also enter into closing purchase and sale transactions with respect to such contracts and options. The Trust, on behalf of each Fund, has claimed an exclusion from the definition of the term ''commodity pool operator'' under the Commodity Exchange Act, and therefore is not subject to registration or regulation as a pool operator under that Act with respect to the Funds.

Futures contracts and related options present the following risks:

- While a Fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in poorer overall performance than if the Fund had not entered into any futures contracts or options transactions.
- Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and a Fund may be exposed to additional risk of loss.
- The loss incurred by a Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.
- Futures markets are highly volatile and the use of futures may increase the volatility of a Fund's NAV.

- As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to a Fund.
- Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.
- Foreign exchanges may not provide the same protection as U.S. exchanges.

Equity Swaps. Each Fund may invest in equity swaps. Equity swaps allow the parties to a swap agreement to exchange the dividend income or other components of return on an equity investment (for example, a group of equity securities or an index) for a component of return on another non-equity or equity investment.

An equity swap may be used by a Fund to invest in a market without owning or taking physical custody of securities in circumstances in which direct investment may be restricted for legal reasons or is otherwise deemed impractical or disadvantageous. Equity swaps are derivatives and their value can be very volatile. To the extent that the Investment Adviser does not accurately analyze and predict the potential relative fluctuation of the components swapped with another party, a Fund may suffer a loss, which may be substantial. The value of some components of an equity swap (such as the dividends on a common stock) may also be sensitive to changes in interest rates. Furthermore, a Fund may suffer a loss if the counterparty defaults. Because equity swaps are normally illiquid, a Fund may be unable to terminate its obligations when desired.

When-Issued Securities and Forward Commitments. Each Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price and yield to the Fund at the time of entering into the transaction. A forward commitment involves the entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date

and price. Each Fund may enter into repurchase agreements with securities dealers and banks which furnish collateral at least equal in value or market price to the amount of their repurchase obligation.

If the other party or ''seller'' defaults, a Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, a Fund could suffer additional losses if a court determines that the Fund's interest in the collateral is not enforceable.

Certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Lending of Portfolio Securities. Each Fund may engage in securities lending. Securities lending involves the lending of securities owned by a Fund to financial institutions such as certain broker-dealers including, as permitted by the SEC, Goldman Sachs. The borrowers are required to secure their loan continuously with cash, cash equivalents, U.S. government securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested by a Fund in short-term investments, including unregistered investment pools managed by the Investment Adviser or its affiliates. To the extent that cash collateral is so invested, such collateral will be subject to market depreciation or appreciation, and a Fund will be responsible for any loss that might result from its investment of the borrowers' collateral. If the Investment Adviser determines to make securities loans, the value of the securities loaned may not exceed 33⅓% of the value of the total assets of a Fund (including the loan collateral). Loan collateral (including any investment of the collateral) is not subject to the percentage limitations described elsewhere in this Prospectus regarding investments in fixed-income securities and cash equivalents.

A Fund may lend its securities to increase its income. A Fund may, however, experience delay in the recovery of its securities or incur a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund or becomes insolvent.

Short Sales Against-the-Box. Certain Funds may make short sales against-the-box. A short sale against-the- box means that at all times when a short position is open the Fund will own an equal amount of securities sold short, or securities convertible into or exchangeable for, without payment of any further consideration, an equal amount of the securities of the same issuer as the securities sold short.

Preferred Stock, Warrants and Rights. Each Fund may invest in preferred stock, warrants and rights. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer's earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.

Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Other Investment Companies. Each Fund may invest in securities of other investment companies (including exchange-traded funds such as SPDRs and iShares™, as defined below) subject to statutory limitations prescribed by the Investment Company Act. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money market funds which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Exchange-traded funds such as SPDRs and iShares™ are shares of unaffiliated investment companies which are traded like traditional equity securities on a national securities exchange or the NASDAQ® National Market System.

- ***Standard & Poor's Depositary Receipts™.*** The Funds may, consistent with their investment policies, purchase Standard & Poor's Depositary Receipts™ (''SPDRs''). SPDRs are securities traded on the American Stock Exchange (''AMEX'') that represent ownership in the SPDR Trust, a trust which has been established to accumulate and hold a portfolio of common stocks that is intended to track the price performance and dividend yield of the S&P 500®. The SPDR Trust is sponsored by a subsidiary of the AMEX. SPDRs may be used for several reasons, including, but not limited to, facilitating the handling

of cash flows or trading, or reducing transaction costs. The price movement of SPDRs may not perfectly parallel the price action of the S&P 500®.

- ***iShares[SM].*** iShares are shares of an investment company that invests substantially all of its assets in securities included in specified indices, including the MSCI indices for various countries and regions. iShares are listed on the AMEX and were initially offered to the public in 1996. The market prices of iShares are expected to fluctuate in accordance with both changes in the NAVs of their underlying indices and supply and demand of iShares on the AMEX. However, iShares have a limited operating history and information is lacking regarding the actual performance and trading liquidity of iShares for extended periods or over complete market cycles. In addition, there is no assurance that the requirements of the AMEX necessary to maintain the listing of iShares will continue to be met or will remain unchanged. In the event substantial market or other disruptions affecting iShares should occur in the future, the liquidity and value of a Fund's shares could also be substantially and adversely affected. If such disruptions were to occur, a Fund could be required to reconsider the use of iShares as part of its investment strategy.

Unseasoned Companies. Each Fund may invest in companies which (together with their predecessors) have operated less than three years. The securities of such companies may have limited liquidity, which can result in their being priced higher or lower than might otherwise be the case. In addition, investments in unseasoned companies are more speculative and entail greater risk than do investments in companies with an established operating record.

Corporate Debt Obligations. Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal. Each Fund may invest in corporate debt obligations issued by U.S. and certain non-U.S. issuers which issue securities denominated in the U.S. dollar (including Yankee and Euro obligations). In addition to obligations of corporations, corporate debt obligations include securities issued by banks and other financial institutions and supranational entities (*i.e.*, the World Bank, the International Monetary Fund, etc.).

Bank Obligations. Each Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and

cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

U.S. Government Securities. Each Fund may invest in U.S. Government Securities. U.S. Government Securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. Government Securities may be supported by (a) the full faith and credit of the U.S. Treasury; (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer. U.S. Government Securities also include Treasury receipts, zero coupon bonds and other stripped U.S. Government Securities, where the interest and principal components of stripped U.S. Government Securities are traded independently.

Custodial Receipts and Trust Certificates. Each Fund may invest in custodial receipts and trust certificates representing interests in securities held by a custodian or trustee. The securities so held may include U.S. Government Securities or other types of securities in which a Fund may invest. The custodial receipts or trust certificates may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. government or other issuer of the securities held by the custodian or trustee. If for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial or trust account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts and trust certificates, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. Each Fund may also invest in separately issued interests in custodial receipts and trust certificates.

Mortgage-Backed Securities. Certain Funds may invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property. Mortgage-backed securities can be backed by either fixed rate mortgage loans or adjustable rate mortgage loans, and may be issued by either a governmental or non-governmental entity. Privately issued mortgage-backed securities are normally structured with one or more types of ‘‘credit enhancement.’’ However, these mortgage-backed securities typically do not have the same credit standing as U.S. government guaranteed mortgage-backed securities.

Mortgage-backed securities may include multiple class securities, including collateralized mortgage obligations (''CMOs'') and Real Estate Mortgage Investment Conduit (''REMIC'') pass-through or participation certificates. A REMIC is a CMO that qualifies for special tax treatment under the Code and invests in certain mortgages principally secured by interests in real property and other permitted investments. CMOs provide an investor with a specified interest in the cash flow from a pool of underlying mortgages or of other mortgage-backed securities. CMOs are issued in multiple classes. In many cases, payments of principal are applied to the CMO classes in the order of their respective stated maturities, so that no principal payments will be made on a CMO class until all other classes having an earlier stated maturity date are paid in full.

Sometimes, however, CMO classes are ''parallel pay,'' *i.e.*, payments of principal are made to two or more classes concurrently. In some cases, CMOs may have the characteristics of a stripped mortgage-backed security whose price can be highly volatile. CMOs may exhibit more or less price volatility and interest rate risk than other types of mortgage-related obligations, and under certain interest rate and payment scenarios, a Fund may fail to recoup fully its investment in certain of these securities regardless of their credit quality.

Mortgaged-backed securities also include stripped mortgage-backed securities (''SMBS''), which are derivative multiple class mortgage-backed securities. SMBS are usually structured with two different classes: one that receives substantially all of the interest payments and the other that receives substantially all of the principal payments from a pool of mortgage loans. The market value of SMBS consisting entirely of principal payments generally is unusually volatile in response to changes in interest rates. The yields on SMBS that receive all or most of the interest from mortgage loans are generally higher than prevailing market yields on other mortgage-backed securities because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be fully recouped.

Asset-Backed Securities. Certain Funds may invest in asset-backed securities. Asset-backed securities are securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, installment contracts and personal property. Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest

rates at that time. Asset-backed securities present credit risks that are not presented by mortgage-backed securities. This is because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, a Fund will be unable to possess and sell the underlying collateral and that a Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Borrowings. Each Fund can borrow money from banks and other financial institutions in amounts not exceeding one-third of its total assets for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its total assets.

Mortgage Dollar Rolls. The Real Estate Securities Fund may enter into mortgage dollar rolls. A mortgage dollar roll involves the sale by a Fund of securities for delivery in the current month. The Fund simultaneously contracts with the same counterparty to repurchase substantially similar (same type, coupon and maturity) but not identical securities on a specified future date. During the roll period, the Fund loses the right to receive principal and interest paid on the securities sold. However, the Fund benefits to the extent of any difference between (i) the price received for the securities sold and (ii) the lower forward price for the future purchase and/or fee income plus the interest earned on the cash proceeds of the securities sold. Unless the benefits of a mortgage dollar roll exceed the income, capital appreciation and gain or loss due to mortgage prepayments that would have been realized on the securities sold as part of the roll, the use of this technique will diminish the Fund's performance.

Successful use of mortgage dollar rolls depends upon the Investment Adviser's ability to predict correctly interest rates and mortgage prepayments. If the Investment Adviser is incorrect in its prediction, a Fund may experience a loss. The Fund does not currently intend to enter into mortgage dollar rolls for financing and does not treat them as borrowings.

Yield Curve Options. The Real Estate Securities Fund may enter into options on the yield ''spread'' or differential between two securities. Such transactions are referred to as ''yield curve'' options. In contrast to other types of options, a yield curve option is based on the difference between the yields of designated securities, rather than the prices of the individual securities, and is settled through cash payments. Accordingly, a yield curve option is profitable to the holder if this differential widens (in the case of a call) or narrows (in the case of a put), regardless of whether the yields of the underlying securities increase or decrease.

The trading of yield curve options is subject to all of the risks associated with the trading of other types of options. In addition, such options present a risk of loss even if the yield of one of the underlying securities remains constant, or if the spread moves in a direction or to an extent which was not anticipated.

Interest Rate Swaps, Mortgage Swaps, Credit Swaps, Currency Swaps, Total Return Swaps, Options on Swaps and Interest Rate Caps, Floors and Collars. Interest rate swaps involve the exchange by a Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments. Mortgage swaps are similar to interest rate swaps in that they represent commitments to pay and receive interest. The notional principal amount, however, is tied to a reference pool or pools of mortgages. Credit swaps involve the receipt of floating or fixed rate payments in exchange for assuming potential credit losses on an underlying security. Credit swaps give one party to a transaction the right to dispose of or acquire an asset (or group of assets), or the right to receive a payment from the other party, upon the occurrence of specified credit events. Currency swaps involve the exchange of the parties' respective rights to make or receive payments in specified currencies. Total return swaps give a Fund the right to receive the appreciation in the value of a specified security, index or other instrument in return for a fee paid to the counterparty, which will typically be an agreed upon interest rate. If the underlying asset in a total return swap declines in value over the term of the swap, the Fund may also be required to pay the dollar value of that decline to the counterparty. Certain Funds may also purchase and write (sell) options contracts on swaps, commonly referred to as swaptions. A swaption is an option to enter into a swap agreement. Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms. The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed-upon terms. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payment of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling the interest rate floor. An interest rate collar is the combination of a cap and a floor that preserves a certain return within a predetermined range of interest rates.

The Real Estate Securities Fund may enter into the transactions described above for hedging purposes or to seek to increase total return. The use of interest rate, mortgage, credit, currency and total return swaps, options on swaps, and interest

rate caps, floors and collars is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Investment Adviser is incorrect in its forecasts of market values, interest rates and currency exchange rates, the investment performance of the Fund would be less favorable than it would have been if these investment techniques were not used.

Inverse Floaters. The Real Estate Securities Fund may invest in inverse floating rate debt securities (''inverse floaters''). The interest rate on inverse floaters resets in the opposite direction from the market rate of interest to which an inverse floater is indexed. An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher the degree of leverage of an inverse floater, the greater the volatility of its market value.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years (or less if the Fund has been in operation for less than five years). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). The information has been audited by Ernst & Young LLP, whose report, along with a Fund's financial statements, is included in the Fund's annual report (available upon request).

TOLLKEEPER FUND (formerly, Internet Tollkeeper Fund)

	Service Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 6.96	$ 4.78	$ 7.89	$ 11.88	$ 19.23
Income (loss) from investment operations					
Net investment loss[c]	(0.04)	(0.08)	(0.09)	(0.13)	(0.21)
Net realized and unrealized gain (loss)	0.93	2.26	(3.02)	(3.86)	(6.93)
Total from investment operations	0.89	2.18	(3.11)	(3.99)	(7.14)
Distributions to shareholders					
From net realized gains	—	—	—	—	(0.21)
Net asset value, end of year	$ 7.85	$ 6.96	$ 4.78	$ 7.89	$ 11.88
Total return[a]	12.79%	45.61%	(39.42)%	(33.59)%	(37.28)%
Net assets at end of year (in 000s)	$ 121	$ 48	$ 74	$ 309	$ 566
Ratio of net expenses to average net assets	1.60%	1.60%	1.61%	1.60%	1.60%
Ratio of net investment loss to average net assets	(0.57)%	(1.39)%	(1.56)%	(1.40)%	(1.29)%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	1.66%	1.65%	1.66%	1.60%	1.60%
Ratio of net investment loss to average net assets	(0.63)%	(1.44)%	(1.61)%	(1.40)%	(1.29)%
Portfolio turnover rate	37%	27%	28%	24%	82%

See page 74 for all footnotes.

CORE TAX-MANAGED EQUITY FUND

	Service Shares				
	For the Years Ended December 31,				For the Period Ended December 31, 2000 (commenced April 3)
	2004	2003	2002	2001	
Net asset value, beginning of period	$ 8.06	$ 6.24	$ 7.90	$ 8.93	$ 10.00
Income (loss) from investment operations					
Net investment income (loss)[c]	0.05	0.01	—[d]	(0.01)	0.06
Net realized and unrealized gain (loss)	1.44	1.81	(1.66)	(0.99)	(1.13)
Total from investment operations	1.49	1.82	(1.66)	(1.00)	(1.07)
Distributions to shareholders					
From net investment income	(0.01)	—	—	(0.03)	—
Net asset value, end of period	$ 9.54	$ 8.06	$ 6.24	$ 7.90	$ 8.93
Total return[a]	18.54%	29.17%	(21.01)%	(11.15)%	(10.70)%
Net assets at end of period (in 000s)	$ 553	$ 856	$ 729	$ 723	$ 533
Ratio of net expenses to average net assets	1.31%	1.35%	1.36%	1.34%	1.34%[b]
Ratio of net investment income (loss) to average net assets	0.50%	0.15%	0.03%	(0.09)%	0.94%[b]
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	1.67%	1.67%	1.58%	1.55%	2.13%[b]
Ratio of net investment income (loss) to average net assets	0.14%	(0.17)%	(0.19)%	(0.30)%	0.15%[b]
Portfolio turnover rate	102%	73%	81%	102%	77%

See page 74 for all footnotes.

REAL ESTATE SECURITIES FUND

	Service Shares				
	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$14.05	$ 10.57	$10.90	$11.04	$ 8.69
Income (loss) from investment operations					
Net investment income[c]	0.33	0.47	0.42	0.37	0.44
Net realized and unrealized gain (loss)	4.35	3.59	(0.11)	0.34	2.30
Total from investment operations	4.68	4.06	0.31	0.71	2.74
Distributions to shareholders					
From net investment income	(0.33)	(0.42)	(0.31)	(0.38)	(0.35)
From net realized gains	(1.03)	(0.16)	(0.27)	(0.47)	—
From tax return of capital	—	—	(0.06)	—	(0.04)
Total distributions	(1.36)	(0.58)	(0.64)	(0.85)	(0.39)
Net asset value, end of year	$17.37	$ 14.05	$10.57	$10.90	$11.04
Total return[a]	34.15%	39.24%	2.78%	6.83%	31.99%
Net assets at end of year (in 000s)	$2,496	$ 130	$ 30	$ 2	$ 2
Ratio of net expenses to average net assets	1.54%	1.54%	1.55%	1.54%	1.34%
Ratio of net investment income to average net assets	2.19%	3.78%	3.97%	3.32%	4.46%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	1.63%	1.66%	1.69%	1.68%	1.84%
Ratio of net investment income to average net assets	2.10%	3.66%	3.83%	3.18%	4.16%
Portfolio turnover rate	30%	17%	37%	50%	49%

See page 74 for all footnotes.

Footnotes:

a *Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.*

b *Annualized.*

c *Calculated based on the average shares outstanding methodology.*

d *Less than $0.005 per share.*


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Index

Specialty Funds Prospectus (Service Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders. In the Funds' annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Funds' performance during the last fiscal year.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550. You can also access and download the annual and semi-annual reports and the Additional Statement at the Funds' website: http://www.gs.com/funds.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-621-2550
- By mail: Goldman Sachs Funds, P.O. Box 06050
Chicago, IL 60606-6306
- By e-mail: gs-funds@gs.com
- On the Internet: SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs

Asset
Management

SPECPROSVC

Prospectus

Institutional Shares

April 29, 2005

GOLDMAN SACHS SPECIALTY FUNDS

- Goldman Sachs Tollkeeper Fund[SM] (formerly, Internet Tollkeeper Fund)
- Goldman Sachs CORE[SM] Tax-Managed Equity Fund
- Goldman Sachs Real Estate Securities Fund

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN A FUND INVOLVES INVESTMENT RISKS, AND YOU MAY LOSE MONEY IN A FUND.



Goldman
Sachs

Asset Management

NOT FDIC-INSURED	May Lose Value	No Bank Guarantee

General Investment Management Approach

Goldman Sachs Asset Management, L.P. (''GSAM®'') serves as investment adviser to the Tollkeeper, CORE Tax-Managed Equity and Real Estate Securities Funds. CORE is an acronym for ''Computer-Optimized, Research Enhanced,'' which reflects the CORE Tax-Managed Equity Fund's investment process. GSAM is referred to in this Prospectus as the ''Investment Adviser.''

GROWTH STYLE FUNDS—TOLLKEEPER FUND

THIS FUND INVESTS IN ''TOLLKEEPER'' COMPANIES (AS DESCRIBED ON PAGES 4 AND 5), AND ITS NET ASSET VALUE (NAV) MAY FLUCTUATE SUBSTANTIALLY OVER TIME. BECAUSE THE FUND CONCENTRATES ITS INVESTMENTS IN TOLLKEEPER COMPANIES, THE FUND'S PERFORMANCE MAY BE SUBSTANTIALLY DIFFERENT FROM THE RETURNS OF THE BROADER STOCK MARKET. PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE RETURNS AND, DEPENDING ON THE TIMING OF YOUR INVESTMENT, YOU MAY LOSE MONEY EVEN IF THE FUND'S PAST RETURNS HAVE OUTPERFORMED THE FUND'S BENCHMARK DURING SPECIFIED PERIODS OF TIME. THE FUND'S PARTICIPATION IN THE INITIAL PUBLIC OFFERING (IPO) MARKET DURING ITS INITIAL START-UP PHASE MAY HAVE HAD A MAGNIFIED IMPACT ON THE FUND'S PERFORMANCE BECAUSE OF ITS RELATIVELY SMALL ASSET BASE AT THAT TIME. IT IS PROBABLE THAT THE EFFECT OF IPO INVESTMENTS ON THE FUND'S FUTURE PERFORMANCE WILL NOT BE AS SIGNIFICANT.

Goldman Sachs' Growth Investment Philosophy:

1. Invest as if buying the company/business, not simply trading its stock:

- Understand the business, management, products and competition.
- Perform intensive, hands-on fundamental research.
- Seek businesses with strategic competitive advantages.
- Over the long-term, expect each company's stock price ultimately to track the growth in the value of the business.

2. ***Buy high-quality growth businesses that possess strong business franchises, favorable long-term prospects and excellent management.***
3. ***Purchase superior long-term growth companies at a favorable price—seek to purchase at a fair valuation, giving the investor the potential to fully capture returns from above-average growth rates.***

Growth companies have earnings expectations that exceed those of the stock market as a whole.

REAL ESTATE SECURITIES FUND

Goldman Sachs' Real Estate Securities Investment Philosophy:

When choosing the Fund's securities, the Investment Adviser:

- Selects stocks based on quality of assets, experienced management and a sustainable competitive advantage.
- Seeks to buy securities at a discount to the intrinsic value of the business (assets and management).
- Seeks a team approach to decision making.

Over time, REITs (which stands for Real Estate Investment Trusts) have offered investors important diversification and competitive total returns versus the broad equity market.

QUANTITATIVE (''CORE'') STYLE FUND

Goldman Sachs' CORE Tax-Managed Investment Philosophy:

Goldman Sachs' quantitative style of funds management—CORE—emphasizes the three building blocks of active management: **stock selection, portfolio construction** and **efficient implementation.**

I. CORE Stock Selection

The CORE Fund uses GSAM'S proprietary multifactor model (''Multifactor Model''), a rigorous computerized rating system, to forecast the returns of securities held in the Fund's portfolio. The Multifactor Model incorporates common variables covering measures of:

- ***Analyst Sentiment*** (What do fundamental analysts think about the company and its prospects?)
- ***Value*** (How is the company priced relative to fundamental accounting measures?)
- ***Momentum*** (What are medium-term price trends? How has the price responded to new information?)

- ***Profitability*** (What is the company's margin on sales? How efficient are its operations?)
- ***Earnings Quality*** (Were earnings derived from sustainable (cash-based) sources?)
- ***Management Impact*** (How is the company's management employing its capital?)

All of the above factors are carefully evaluated within the Multifactor Model since each has demonstrated a significant impact on the performance of the securities and markets they were designed to forecast. Stock selection in this process applies quantitative methods to evaluate company fundamentals.

II. CORE Portfolio Construction

A proprietary risk model, which is intended to identify and measure risk as accurately as possible, includes all the above factors used in the return model to select stocks, as well as several other factors associated with risk but not return. In this process, the Investment Adviser manages risk by attempting to limit deviations from the benchmark, and by attempting to run a size and sector neutral portfolio. All investment decisions consider expected after-tax returns including realizing capital losses to offset realized gains, creating loss carry-forwards, and identifying securities for in-kind distribution. A **computer optimizer** evaluates many different security combinations (considering many possible weightings) in an effort **to construct the most efficient risk/return portfolio** given the Fund's benchmark.

III. Efficient Implementation

The portfolio management team considers transaction costs at each step of the investment process. The team incorporates expected portfolio turnover when assigning weights to the variables of the Multifactor Model. The team also factors expected execution costs into portfolio construction and evaluates multiple trading options. The team then selects the trading strategy it believes will minimize the total transaction costs to the Fund.

> Goldman Sachs CORE Tax-Managed Equity Fund is a fully invested portfolio that offers broad access to a well-defined stock universe, seeks to outperform its benchmark on an after-tax basis through consistent, disciplined stock selection, and is intended to be an effective tool for implementing a tax-managed strategy within an overall investment portfolio.

References in this Prospectus to a Fund's benchmark or benchmarks are for informational purposes only, and unless otherwise noted are not an indication of how a particular Fund is managed.

Fund Investment Objectives and Strategies

Goldman Sachs Tollkeeper Fund (formerly, Internet Tollkeeper Fund)

FUND FACTS

Objective:	Long-term growth of capital
Investment Focus:	U.S. equity investments that offer long-term capital appreciation with a primary focus on technology, media and service companies
Investment Style:	Growth
Symbol:	GITIX

INVESTMENT OBJECTIVE

The Fund seeks long-term growth of capital.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in equity investments in ''Tollkeeper'' companies (as described below). The Fund seeks to achieve its investment objective by investing in equity investments of companies that the Investment Adviser believes are well positioned to benefit from the proliferation of technology. Although the Fund invests primarily in publicly traded U.S. securities, it may invest up to 25% of its total assets in foreign securities, including securities of issuers in emerging markets or countries (''emerging countries'') and securities quoted in foreign currencies.

The Fund intends to invest a substantial portion of its assets in companies the Investment Adviser describes as Tollkeepers. In general, the Investment Adviser defines a Tollkeeper company as a high-quality technology, media or service company that adopts or uses technology to improve its cost structure, revenue opportunities or competitive advantage. The Investment Adviser seeks to identify Tollkeeper companies that exhibit many of the following characteristics:

- Strong brand name
- Dominant market share
- Recurring revenue streams
- Free cash flow generation
- Long product life cycle
- Enduring competitive advantage
- Excellent management

To the Investment Adviser, Tollkeeper connotes a promising growth business. Like a toll collector for a highway or bridge, Tollkeeper companies may grow revenue by increasing ''traffic,'' or customers and sales, and raising ''tolls,'' or prices, and margins. The Investment Adviser believes that the characteristics of many Tollkeeper companies, including dominant market share, strong brand name and recurring revenue or the ability to generate free cash flow, should enable them to consistently grow their business. The Investment Adviser does not define companies that are capital intensive, low margin businesses as Tollkeepers (although the Investment Adviser may invest in such companies as part of the Fund's 20% basket of securities which are not or may not be Tollkeepers).

The Internet is an example of a technology that the Investment Adviser believes will drive growth for many Tollkeeper businesses. The Internet has had, and is expected to continue to have, a significant impact on the global economy, as it changes the way many companies operate. Benefits of the Internet for businesses may include global scalability, acquisition of new clients, new revenue sources and increased efficiencies. Tollkeeper companies adopting Internet technologies to improve their business model include technology, media and service companies.

Because of its focus on technology, media and service companies, the Fund's investment performance will be closely tied to many factors which affect technology, media and service companies. These factors include intense competition, consumer preferences, problems with product compatibility and government regulation. Tollkeeper securities may experience significant price movements caused by disproportionate investor optimism or pessimism with little or no basis in fundamental economic conditions. The Fund may also invest in a relatively few number of issuers. As a result, the Fund's NAV is more likely to have greater fluctuations than that of a fund which is more diversified or invests in other industries.

Goldman Sachs
CORE Tax-Managed Equity Fund

FUND FACTS

Objective:	Long-term after-tax growth of capital
Benchmark:	Russell 3000 Index
Investment Focus:	A total market, broadly diversified portfolio of U.S. equity investments
Investment Style:	Tax-managed quantitative focus
Symbol:	GCTIX

INVESTMENT OBJECTIVE

The Fund seeks to provide long-term after-tax growth of capital through tax-sensitive participation in a broadly diversified portfolio of U.S. equity securities.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in equity investments in U.S. issuers, including foreign issuers that are traded in the United States.

The Fund uses both a variety of quantitative techniques and fundamental research when selecting investments which have the potential to maximize the Fund's after-tax return, and minimize capital gains and income distributions. The Fund will seek to maintain risk, style, capitalization and industry characteristics similar to the Russell 3000 Index.

Tax-Managed Investing. In managing the Fund, the Investment Adviser balances investment considerations and tax considerations. The Fund seeks to achieve returns primarily in the form of price appreciation (which is not subject to current tax), and may use different strategies in seeking tax-efficiency. These strategies include:

- Offsetting long-term and short-term capital gains with long-term and short-term capital losses and creating loss carry-forward positions
- Limiting portfolio turnover that may result in taxable gains
- Selling tax lots of securities that have a higher tax basis before selling tax lots of securities that have a lower tax basis

In situations where the Fund would otherwise be required to sell portfolio securities to meet shareholder redemption requests (and possibly realizing taxable gains), the Fund may borrow money to make the necessary redemption payments. In addition, Goldman Sachs may, but would not in any instance be required to, make contemporaneous purchases of Fund shares for its own account that would provide the Fund with cash to meet its redemption payment obligations.

When the Fund borrows money, the Investment Adviser intends to hedge the excess market exposure created by borrowing. There is no guarantee such hedging will be completely effective.

The Fund may not achieve its investment objective of providing ''after-tax'' growth of capital for various reasons. Implementation of tax-managed investment strategies may not materially reduce the amount of taxable income and capital gains distributed by the Fund to shareholders.

Other. The Fund's investments in fixed-income securities are limited to securities that are considered cash equivalents.

The Fund is not a suitable investment for IRAs, other tax-exempt or tax-deferred accounts or for other investors who are not sensitive to the federal income tax consequences of their investments.

Goldman Sachs Real Estate Securities Fund

FUND FACTS

Objective:	Total return comprised of long-term growth of capital and dividend income
Benchmark:	Wilshire Real Estate Securities Index
Investment Focus:	REITs and real estate operating companies
Investment Style:	Growth at a discount
Symbol:	GREIX

INVESTMENT OBJECTIVE

The Fund seeks total return comprised of long-term growth of capital and dividend income.

PRINCIPAL INVESTMENT STRATEGIES

Equity Investments. The Fund invests, under normal circumstances, substantially all and at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a diversified portfolio of equity investments in issuers that are primarily engaged in or related to the real estate industry. The Fund expects that a substantial portion of its assets will be invested in REITs and real estate industry companies.

A ''real estate industry company'' is a company that derives at least 50% of its gross revenues or net profits from the ownership, development, construction, financing, management or sale of commercial, industrial or residential real estate or interests therein.

The Fund's investment strategy is based on the premise that property market fundamentals are the primary determinant of growth, underlying the success of companies in the real estate industry. The Investment Adviser focuses on companies that can achieve sustainable growth in cash flow and dividend paying capability. The Investment Adviser attempts to purchase securities so that its underlying portfolio will be diversified geographically and by property type. Although the Fund will invest primarily in publicly traded U.S. securities, it may

invest up to 15% of its total assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. Equity REITs may be affected by changes in the value of the underlying property owned by the REITs. Mortgage REITs may be affected by the quality of any credit extended. REITs are dependent upon management skill, may not be diversified, and are subject to heavy cash flow dependency, default by borrowers and self-liquidation. REITs are also subject to the possibilities of failing to qualify for tax free pass-through of income and failing to maintain their exemptions from investment company registration. REITs whose underlying properties are concentrated in a particular industry or geographic region are also subject to risks affecting such industries and regions.

REITs (especially mortgage REITs) are also subject to interest rate risks. When interest rates decline, the value of a REIT's investment in fixed rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a REIT's investment in fixed rate obligations can be expected to decline. In contrast, as interest rates on adjustable rate mortgage loans are reset periodically, yields on a REIT's investment in such loans will gradually align themselves to reflect changes in market interest rates, causing the value of such investments to fluctuate less dramatically in response to interest rate fluctuations than would investments in fixed rate obligations.

The REIT investments of the Real Estate Securities Fund often do not provide complete tax information to the Fund until after the calendar year-end. Consequently, because of the delay, it may be necessary for the Fund to request permission to extend the deadline for issuance of Forms 1099-DIV beyond January 31.

Other. The Fund may invest up to 20% of its total assets in fixed-income investments, such as government, corporate debt and bank obligations, that offer the potential to further the Fund's investment objective.

Other Investment Practices and Securities

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences between the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual and semi-annual reports. For more information about these and other investment practices and securities see Appendix A. Each Fund publishes on its website (http://www.gs.com/funds) complete portfolio holdings for the Fund as of the end of each calendar quarter subject to a fifteen calendar-day lag between the date of the information and the date on which the information is disclosed. In addition, the Funds publish on their website month-end top ten holdings subject to a ten calendar-day lag between the date of the information and the date on which the information is disclosed. This information will be available on the website until the date on which a Fund files its next quarterly portfolio holdings report on Form N-CSR or Form N-Q with the SEC.

10 Percent of total assets (including securities lending collateral) *(italic type)*

10 Percent of net assets (excluding borrowings for investment purposes) (roman type)

• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund

— Not permitted

	Tollkeeper Fund	CORE Tax-Managed Equity Fund	Real Estate Securities Fund
Investment Practices			
Borrowings	*33⅓*	*33⅓*	*33⅓*
Credit, Currency, Index, Interest Rate, Total Return and Mortgage Swaps*	—	—	15
Cross Hedging of Currencies	•	—	•
Custodial Receipts and Trust Certificates	•	•	•
Equity Swaps*	15	15	15
Foreign Currency Transactions**	•	—	•
Futures Contracts and Options on Futures Contracts	•	•[3]	•
Interest Rate Caps, Floors and Collars	—	•	•
Investment Company Securities (including exchange-traded funds)	*10*	*10*	*10*
Mortgage Dollar Rolls	—	—	•
Options on Foreign Currencies[1]	•	—	•
Options on Securities and Securities Indices[2]	•	•	•
Repurchase Agreements	•	•	•
Securities Lending	*33⅓*	*33⅓*	*33⅓*
Short Sales Against the Box	25	—	25
Unseasoned Companies	•	•	•
Warrants and Stock Purchase Rights	•	•	•
When-Issued Securities and Forward Commitments	•	•	•

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*

** *Limited by the amount each Fund may invest in foreign securities.*

[1] *The Tollkeeper and Real Estate Securities Funds may purchase and sell call and put options.*

[2] *The Funds may sell covered call and put options and purchase call and put options.*

[3] *The CORE Tax-Managed Equity Fund may enter into futures transactions only with respect to U.S. equity indices.*

10 Percent of total assets (excluding securities lending collateral) *(italic type)*
10 Percent of Net Assets (including borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	Tollkeeper Fund	CORE Tax-Managed Equity Fund	Real Estate Securities Fund
Investment Securities			
American, European and Global Depositary Receipts	•	•[4]	•
Asset-Backed and Mortgage-Backed Securities[5]	•	—	•
Bank Obligations[5]	•	•	•
Convertible Securities[6]	•	•	•
Corporate Debt Obligations[5]	•	•	•
Equity Investments	80+	80+	80+
Emerging Country Securities[7]	*25*	—	*15*
Fixed Income Securities	*20*	*20*[8]	*20*
Foreign Securities[7]	*25*	•[9]	*15*
Non-Investment Grade Fixed Income Securities	*20*[10]	—	*20*[10]
Real Estate Investment Trusts	•	•	•
Stripped Mortgage-Backed Securities[5]	—	—	•
Structured Securities*[5]	•	•	•
Temporary Investments	•	*35*	•
U.S. Government Securities[5]	•	•	•
Yield Curve Options and Inverse Floating Rate Securities	—	—	•

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
[4] *The CORE Tax-Managed Equity Fund does not invest in European Depositary Receipts.*
[5] *Limited by the amount the Fund invests in fixed-income securities.*
[6] *Convertible securities purchased by the Funds use the same rating criteria for convertible and non-convertible debt securities.*
[7] *The Tollkeeper and Real Estate Securities Funds may invest in the aggregate up to 25% and 15%, respectively, of their total assets in foreign securities, including emerging country securities.*
[8] *Cash equivalents only.*
[9] *Equity securities of foreign issuers must be traded in the United States.*
[10] *May be BB or lower by Standard & Poor's Rating Group (''Standard & Poor's'') or Ba or lower by Moody's Investors Service, Inc. (''Moody's'') or have a comparable rating by another nationally-recognized statistical rating organization at the time of investment.*

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable
— Not applicable

	Tollkeeper Fund	CORE Tax-Managed Equity Fund	Real Estate Securities Fund
Credit/Default	•	•	•
Foreign	•	•	•
Emerging Countries	•	—	•
Industry Concentration	•	—	•
Stock	•	•	•
Derivatives	•	•	•
Interest Rate	•	•	•
IPO	•	—	•
Management	•	•	•
Market	•	•	•
Liquidity	•	•	•
REIT	•	•	•
Investment Style	•	•	•
Mid Cap and Small Cap	•	•	•
Internet	•	—	—
Tax-Managed Investment Risk	—	•	—

General Risks:

- ***Credit/Default Risk***—The risk that an issuer or guarantor of fixed-income securities held by a Fund may default on its obligation to pay interest and repay principal.
- ***Foreign Risk***—The risk that when a Fund invests in foreign securities, it will be subject to risk of loss not typically associated with domestic issuers. Loss may result because of less foreign government regulation, less public information and less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions. A Fund will also be subject to the risk of negative foreign currency rate fluctuations.

Foreign risks will normally be greatest when a Fund invests in issuers located in emerging countries.

- ***Emerging Countries Risk***—The securities markets of Asian, Latin, Central and South American, Eastern European, Middle Eastern, African and other emerging countries are less liquid, are especially subject to greater price volatility, have smaller market capitalizations, have less government regulation and are not subject to as extensive and frequent accounting, financial and other reporting requirements as the securities markets of more developed countries. Further, investment in equity securities of issuers located in certain emerging countries involves risk of loss resulting from problems in share registration and custody and substantial economic and political disruptions. These risks are not normally associated with investments in more developed countries.
- ***Industry Concentration Risk***—The risk that a Fund concentrates its investments in specific industry sectors that have historically experienced substantial price volatility. A Fund is subject to greater risk of loss as a result of adverse economic, business or other developments than if its investments were diversified across different industry sectors. Securities of issuers held by a Fund may lack sufficient market liquidity to enable a Fund to sell the securities at an advantageous time or without a substantial drop in price.
- ***Stock Risk***—The risk that stock prices have historically risen and fallen in periodic cycles. Recently, U.S. and foreign stock markets have experienced substantial price volatility.
- ***Derivatives Risk***—The risk that loss may result from a Fund's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to a Fund.
- ***Interest Rate Risk***—The risk that when interest rates increase, fixed-income securities held by a Fund will decline in value. Long-term fixed-income securities will normally have more price volatility because of this risk than short-term fixed-income securities.
- ***IPO Risk***—The risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When a Fund's asset base is small, a significant portion of the Fund's performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Fund. As the Fund's assets grow, the effect of the Fund's investments in IPOs on the Fund's performance probably will decline, which could reduce the Fund's performance.
- ***Management Risk***—The risk that a strategy used by the Investment Adviser may fail to produce the intended results.

- ***Market Risk***—The risk that the value of the securities in which a Fund invests may go up or down in response to the prospects of individual companies, particular industry sectors or governments and/or general economic conditions. Price changes may be temporary or last for extended periods.
- ***Liquidity Risk***—The risk that a Fund will not be able to pay redemption proceeds within the time period stated in this Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. Funds that invest in non-investment grade fixed-income securities, small and mid-capitalization stocks, REITs or emerging country issuers will be especially subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities within particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions whether or not accurate. The Goldman Sachs Asset Allocation Portfolios (the ''Asset Allocation Portfolios'') expect to invest a significant percentage of their assets in the Real Estate Securities Fund and other funds for which GSAM or an affiliate now or in the future acts as investment adviser or underwriter. Redemptions by an Asset Allocation Portfolio of its position in a Fund may further increase liquidity risk and may impact a Fund's NAV.
- ***REIT Risk***—Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. REITs whose underlying properties are concentrated in a particular industry or geographic region are also subject to risks affecting such industries and regions. The securities of REITs involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable a Fund to effect sales at an advantageous time or without a substantial drop in price.
- ***Mid Cap and Small Cap Risk***—The securities of small capitalization and mid-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable a Fund to effect sales at an advantageous time or without a substantial drop in price.
- ***Investment Style Risk***—Different investment styles tend to shift in and out of favor depending upon market and economic conditions as well as investor sentiment. A Fund may outperform or underperform other funds that employ a different investment style. Examples of different investment styles include growth and value investing. Growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth of earnings potential. Also, since growth companies usually invest a high portion of earnings in their business, growth stocks may lack the dividends of some value stocks that can

cushion stock prices in a falling market. Growth oriented funds will typically underperform when value investing is in favor. Value stocks are those that are undervalued in comparison to their peers due to adverse business developments or other factors.

Other Specific Risks:

- ***Internet Risk***—The risk that the stock prices of Internet and Internet-related companies and therefore the value of the Tollkeeper Fund will experience significant price movements as a result of intense market volatility, worldwide competition, consumer preferences, product compatibility, product obsolescence, government regulation, excessive investor optimism or pessimism, or other factors. The Tollkeeper Fund may also invest in a relatively few number of issuers. Thus, the Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio and may be more susceptible to greater losses because of these developments.
- ***Tax-Managed Investment Risk***—Because the Investment Adviser balances investment considerations and tax considerations, the pre-tax performance of the CORE Tax-Managed Equity Fund may be lower than the performance of a similar CORE Fund that is not tax-managed. This is because the Investment Adviser may choose not to make certain investments that may result in taxable distributions. Even though tax-managed strategies are being used, they may not reduce the amount of taxable income and capital gains distributed by the Fund to shareholders. A high percentage of the Fund's net asset value (''NAV'') may consist of unrealized capital gains, which represent a potential future tax liability to shareholders. The Fund is not a suitable investment for IRAs, other tax-exempt or tax-deferred accounts or for other investors who are not sensitive to the federal income tax consequences of their investments.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Institutional Shares from year to year; and (b) how the average annual total returns of a Fund's Institutional Shares compare to those of broad-based securities market indices. The bar chart (including ''Best Quarter'' and ''Worst Quarter'' information) and table assume reinvestment of dividends and distributions. A Fund's past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced.

INFORMATION ON AFTER-TAX RETURNS

These definitions apply to the after-tax returns.

Average Annual Total Returns Before Taxes. These returns do not reflect taxes on distributions on a Fund's Institutional Shares nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.

Average Annual Total Returns After Taxes on Distributions. These returns assume that taxes are paid on distributions on a Fund's Institutional Shares (*i.e.*, dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Institutional Shares at the end of the performance period.

Average Annual Total Returns After Taxes on Distributions and Sale of Shares. These returns reflect taxes paid on distributions on a Fund's Institutional Shares and taxes applicable when the shares are redeemed (sold).

Note on Tax Rates. The after-tax performance figures are calculated using the historically highest individual federal marginal income tax rates at the time of the distributions (as of the date of this Prospectus, 35% for ordinary income dividends and 15% for long-term capital gains distributions) and do not reflect state and local taxes. In calculating the federal income taxes due on redemptions, capital gains taxes resulting from a redemption are subtracted from the redemption proceeds and the tax benefits from capital losses resulting from the redemption are added to the redemption proceeds. Under certain circumstances, the addition of the tax benefits from capital losses resulting from redemptions may cause the Returns After Taxes on Distributions and Sale of Fund Shares to be greater than the Returns After Taxes on Distributions or even the Returns Before Taxes.

Tollkeeper Fund℠

TOTAL RETURN

Best Quarter*
Q4 '01 +24.69%

Worst Quarter*
Q3 '01 –37.74%

CALENDAR YEAR


-36.88%
-33.33%
-39.10%
46.30%
13.08%
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Institutional Shares (Inception 10/1/99)			
Returns Before Taxes	13.08%	–15.75%	–3.79%
Returns After Taxes on Distributions**	13.04%	–15.85%	–3.89%
Returns After Taxes on Distributions and Sale of Fund Shares**	8.48%	–12.61%	–3.22%
NASDAQ Composite Index****	8.59%	–11.76%	–4.33%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

**** *The NASDAQ Composite Index is a broad-based capitalization-weighted index of all NASDAQ National Market and Small-Cap stocks. The Index figures do not reflect any deduction for fees, expenses or taxes.*

From October 1, 1999 to August 1, 2004, under normal circumstances, the Fund invested at least 80% of its Net Assets in equity investments in ''Internet Tollkeeper'' companies, which are companies in the media, telecommunications, technology and Internet sectors which provide or permit Internet companies or Internet users access to content, services or infrastructure. Beginning August 1, 2004, the Fund has invested at least 80% of its Net Assets in equity investments in ''Tollkeeper'' companies which are companies in the technology, media, or service sectors that adopt or use technology to improve their cost structure, revenue opportunities or competitive advantage.

CORE Tax-Managed Equity Fund



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q2 '03 +14.71%
Worst Quarter*
Q3 '02 –15.18%
29.70%
19.10%
-10.78%
-20.48%
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	Since Inception
Institutional Shares (Inception 4/3/00)		
Returns Before Taxes	19.10%	–0.38%
Returns After Taxes on Distributions**	18.90%	–0.44%
Returns After Taxes on Distributions and Sale of Fund Shares**	12.56%	–0.35%
Russell 3000 Index***	11.95%	–2.15%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The unmanaged Russell 3000 Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Real Estate Securities Fund


TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q4 '04 +17.58%
Worst Quarter*
Q3 '02 –11.04%
-0.64%
32.45%
7.16%
3.31%
39.90%
34.76%
1999
2000
2001
2002
2003
2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	Since Inception
Institutional Shares (Inception 7/27/98)			
Returns Before Taxes	34.76%	22.53%	15.80%
Returns After Taxes on Distributions**	32.27%	20.26%	13.68%
Returns After Taxes on Distributions and Sale of Fund Shares**	23.84%	18.58%	12.60%
Wilshire Real Estate Securities Index***	34.79%	22.30%	14.38%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rules and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Wilshire Real Estate Securities Index is an unmanaged index of publicly traded REITs and real estate operating companies. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Fund Fees and Expenses (Institutional Shares)

This table describes the fees and expenses that you would pay if you buy and hold Institutional Shares of a Fund.

	Tollkeeper Fund	CORE Tax-Managed Equity Fund	Real Estate Securities Fund
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):**[1]			
Management Fees	1.00%	0.70%	1.00%
Distribution and Service (12b-1) Fees	None	None	None
Other Expenses[2]	0.16%	0.42%	0.13%
Total Fund Operating Expenses*	1.16%	1.12%	1.13%

See page 21 for all other footnotes.

* The ''Other Expenses'' and ''Total Fund Operating Expenses'' (after any waivers and expense limitations) are as set forth below. The waivers and expense limitations may be modified or terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Tollkeeper Fund	CORE Tax-Managed Equity Fund	Real Estate Securities Fund
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[1]			
Management Fees	*1.00%*	*0.70%*	*1.00%*
Distribution and Service (12b-1) Fees	*None*	*None*	*None*
Other Expenses[2]	*0.10%*	*0.09%*	*0.04%*
Total Fund Operating Expenses (after expense limitations)	*1.10%*	*0.79%*	*1.04%*

[1] *Except for the CORE Tax-Managed Equity Fund's management fee (before waivers and expense limitations), the Funds' annual operating expenses are based on actual expenses for the fiscal year ended December 31, 2004. Effective the date of this Prospectus, the Investment Adviser has entered into a Fee Reduction Commitment with the Trust. The commitment permanently reduces the management fee for the CORE Tax-Managed Equity Fund to an annual rate equal to 0.70% of the average daily net assets of the Fund. As a result, ''Management Fees'' and ''Total Fund Operating Expenses'' of the CORE Tax-Managed Equity Fund in the Expense Table have been restated to reflect the current expenses that are expected for the current fiscal year.*

[2] *''Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of each Fund's Institutional Shares plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to reduce or limit ''Other Expenses'' (excluding management fees, transfer agency fees and expenses, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses) to the following percentages of each Fund's average daily net assets:*

Fund	Other Expenses
Tollkeeper	*0.06*
CORE Tax-Managed Equity	*0.05*
Real Estate Securities	*0.00*

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Institutional Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Tollkeeper	$118	$368	$638	$1,409
CORE Tax-Managed Equity	$114	$356	$617	$1,363
Real Estate Securities	$115	$359	$622	$1,375

Institutions that invest in Institutional Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your institution for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investments.

Certain institutions that invest in Institutional Shares on behalf of their customers may receive other compensation in connection with the sale and distribution of Institutional Shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Payments to Intermediaries'' in the Statement of Additional Information (''Additional Statement'').

Service Providers

INVESTMENT ADVISER

GSAM, 32 Old Slip, New York, New York 10005, has been registered as an investment adviser with the Securities and Exchange Commission (the ''SEC'') since 1990 and is an affiliate of Goldman, Sachs & Co. (''Goldman Sachs''). As of December 31, 2004, GSAM, along with other units of the Investment Management Division of Goldman Sachs, had assets under management of $451.3 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser makes the investment decisions for the Funds and places purchase and sale orders for the Funds' portfolio transactions in U.S. and foreign markets. As permitted by applicable law, these orders may be directed to any brokers, including Goldman Sachs and its affiliates. While the Investment Adviser is ultimately responsible for the management of the Funds, it is able to draw upon the research and expertise of its asset management affiliates for portfolio decisions and management with respect to certain portfolio securities. In addition, the Investment Adviser has access to the research and certain proprietary technical models developed by Goldman Sachs, and will apply quantitative and qualitative analysis in determining the appropriate allocations among categories of issuers and types of securities.

The Investment Adviser also performs the following additional services for the Funds:

- Supervises all non-advisory operations of the Funds
- Provides personnel to perform necessary executive, administrative and clerical services to the Funds
- Arranges for the preparation of all required tax returns, reports to shareholders, prospectuses and statements of additional information and other reports filed with the SEC and other regulatory authorities
- Maintains the records of each Fund
- Provides office space and all necessary office equipment and services

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable

monthly, at the annual rates listed below (as a percentage of each respective Fund's average daily net assets):

	Contractual Rate	Actual Rate For the Fiscal Year Ended December 31, 2004
Tollkeeper	1.00%	1.00%
CORE Tax-Managed Equity*	0.70%	0.72%
Real Estate Securities	1.00%	1.00%

* Effective as of the date of this Prospectus, the Investment Adviser entered into a fee reduction commitment to permanently reduce the management fee for the CORE Tax-Managed Equity Fund to an annual rate of 0.70% (as a percentage of the Fund's average daily net assets). Prior to the date of this Prospectus, the contractual rate for the CORE Tax-Managed Equity Fund was 0.75% of the CORE Tax-Managed Equity Fund's average daily net assets.

The difference, if any, between the stated fees and the actual fees paid by the Fund reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

FUND MANAGERS

Growth Investment Team

- 24-year consistent investment style applied through diverse and complete market cycles
- More than $30 billion in equities currently under management
- A portfolio management and analytical team with more than 250 years combined investment experience

Growth Investment Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Steven M. Barry Managing Director Chief Investment Officer	Senior Portfolio Manager—Tollkeeper	Since 1999	Mr. Barry joined the Investment Adviser as a portfolio manager in 1999. From 1988 to 1999, he was a portfolio manager at Alliance Capital Management.

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Kenneth T. Berents Managing Director Co-Chairman of Investment Committee	Senior Portfolio Manager— Tollkeeper	2000	Mr. Berents joined the Investment Adviser as a portfolio manager in 2000. From 1992 to 1999, he was Director of Research and head of the Investment Committee at Wheat First Union.
Herbert E. Ehlers Managing Director Chief Investment Officer	Senior Portfolio Manager— Tollkeeper	Since 1999	Mr. Ehlers joined the Investment Adviser as a senior portfolio manager and Chief Investment Officer of the Growth team in 1997.
Gregory H. Ekizian, CFA Managing Director Chief Investment Officer	Senior Portfolio Manager— Tollkeeper	Since 1999	Mr. Ekizian joined the Investment Adviser as portfolio manager and Co-Chair of the Growth Investment Committee in 1997.
Warren E. Fisher, CFA, CPA Vice President	Portfolio Manager— Tollkeeper	Since 2004	Mr. Fisher joined the Investment Adviser as an equity analyst in 1999 and became a portfolio manager in 2004.
Mark Gordon CFA Vice President	Portfolio Manager Tollkeeper	Since 2004	Mr. Gordon joined the Investment Advisor in 2000. Prior to joining Goldman Sachs, Mark worked for Lehman Brothers as an Investment Banking analyst in the mergers and acquisitions group.
Joseph Hudepohl, CFA Vice President	Portfolio Manager— Tollkeeper	Since 2004	Mr. Hudepohl joined the Investment Adviser as an equity analyst in 1999 and became a portfolio manager in 2004.
Prashant Khemka, CFA Vice President Co-Chairman of Investment Committee	Portfolio Manager— Tollkeeper	Since 2004	Mr. Khemka joined the Investment Adviser in 2000 as an equity analyst. He became a portfolio manager in 2003. From 1998 to 2000, he was assistant portfolio manager in the Fundamental Strategies group at State Street Global Advisors.
Scott Kolar, CFA Managing Director Co-Chairman of Investment Committee	Senior Portfolio Manager— Tollkeeper	Since 1999	Mr. Kolar joined the Investment Adviser as an equity analyst in 1997 and became a portfolio manager in 1999.
Adria B. Markus Vice President	Portfolio Manager— Tollkeeper	Since 2004	Ms. Markus joined the Investment Adviser as an equity analyst in 2001 and became a portfolio manager in 2004. Ms. Markus was an equity research analyst at Epoch Partners from 2000 to 2001.

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Derek S. Pilecki, CFA Vice President	Portfolio Manager—Tollkeeper	Since 2004	Mr. Pilecki joined the Investment Adviser as an equity analyst in 2002 and became a portfolio manager in 2004. Mr. Pilecki was an equity analyst at Clover Capital Management from 2001 to 2002. From 1998-2000 Mr. Pilecki attended the University of Chicago where he received his M.B.A. in Finance and Accounting.
Andrew F. Pyne Managing Director	Portfolio Manager—Tollkeeper	Since 2000	Mr. Pyne joined the Investment Adviser as a product manager in 1997. He became a portfolio manager in August 2001.
Jeffrey Rabinowitz, CFA Vice President	Portfolio Manager—Tollkeeper	Since 2004	Mr. Rabinowitz joined the Investment Adviser in 1999 as an equity analyst. He became a portfolio manager in 2003. From 1997 to 1999 Mr. Rabinowitz attended Wharton School of the University of Pennsylvania where he received his M.B.A. in Finance.
Ernest C. Segundo, Jr., CFA Vice President	Senior Portfolio Manager—Tollkeeper	Since 1999	Mr. Segundo joined the Investment Adviser as a portfolio manager in 1997.
David G. Shell, CFA Managing Director Chief Investment Officer	Senior Portfolio Manager—Tollkeeper	Since 1999	Mr. Shell joined the Investment Adviser as a portfolio manager in 1997.
Charles Silberstein M.D., CFA Vice President	Portfolio Manager Tollkeeper	Since 2004	Mr. Silberstein joined the Investment Advisor in 2000. Prior to joining Goldman Sachs he was an equity research analyst at Barington Capital Group, responsible for the biotechnology industry and received his M.B.A. in Finance from Columbia Business School in 2000.

Herb Ehlers, Dave Shell, Steve Barry and Greg Ekizian serve as the lead portfolio managers and chief investment officers for the Growth Investment Team. Each lead manager and other portfolio manager serves as a research analyst for a particular industry. Investment decisions are discussed by the entire Growth Investment Team, but the final decision to purchase or sell a particular security is collectively made by the lead portfolio managers. In addition, the lead portfolio managers are ultimately responsible for implementation of investment decisions made by the Growth Investment Team and the composition of a Fund's portfolio structure at both the stock and industry level.

Quantitative Equity Team

- A stable and growing team supported by an extensive internal staff
- Access to the research ideas of Goldman Sachs' renowned Global Investment Research Department
- More than $64 billion in equities currently under management
- Proprietary research on quantitative models and tax-advantaged strategies

Quantitative Equity Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Don Mulvihill Managing Director	Senior Portfolio Manager— CORE Tax-Managed Equity	Since 1999	Mr. Mulvihill joined the Investment Adviser in 1985 as a portfolio manager. In 1991 he joined the Fixed Income team in London as a portfolio manager, and in 1992 he became President of Goldman Sachs Asset Management, Japan. Mr. Mulvihill joined the CORE team in 1999.
Gary Chropuvka Vice President	Portfolio Manager— CORE Tax-Managed Equity	Since 1999	Mr. Chropuvka joined the Investment Adviser in March 1998. From 1993 to 1997 he spent four years with Morgan Stanley's Correspondent Clearing Group.

Don Mulvihill is the Senior Portfolio Manager responsible for taxable portfolios, and is responsible for the Fund's portfolio management process, including setting research priorities and client contact. Gary Chropuvka is responsible for the portfolio implementation team that has daily responsibility for the computer optimizer and execution of the Fund's transactions. The computer optimizer constructs the portfolio and no one person on the team has a subjective override of the computer optimizer process.

Real Estate Securities Team

The Real Estate Securities portfolio management team includes individuals with backgrounds in:

- Fundamental real estate acquisition, development and operations
- Real estate capital markets
- Mergers and acquisitions
- Asset management

Real Estate Securities Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Mark Howard-Johnson, CFA Managing Director	Senior Portfolio Manager—Real Estate Securities	Since 1998	Mr. Howard-Johnson joined the Investment Adviser as a portfolio manager in 1998. His previous experience includes 15 years in the real estate finance business.
David Kruth, CFA Vice President	Senior Portfolio Manager Real Estate Securities	Since 2005	Mr. Kruth joined the Investment Adviser as a portfolio manager in 2005. His previous experience includes approximately 18 years in the real estate investment field, most recently managing real estate securities funds at Citigroup (June 2004-May 2005) and AllianceBernstein (June 1998-June 2004).

Mark Howard-Johnson and David Kruth are responsible for the day-to-day investment decisions and final buy/sell decisions of the Fund. However, all investment decisions involve discussion with personnel from the Investment Adviser's real estate securities group.

The Additional Statement provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of securities in the Funds.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, P.O. Box 06050, Chicago, Illinois 60606-6306, also serves as each Fund's transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs is a full service investment banking, broker dealer, asset management and financial services organization and a major participant in global financial markets. As such, it acts as an investor, investment banker, research provider, investment manager, financer, advisor, market maker, trader, prime broker, lender, agent and principal, and has other direct and indirect interests, in the global fixed income, currency, commodity, equity and other markets in which the Funds directly and indirectly invest. Thus, it is likely that the Funds will have multiple business relationships with and will invest in, engage in transactions with, make voting decisions with respect to, or obtain services from entities for which Goldman Sachs performs or seeks to perform investment banking or other services. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs, its affiliates and other accounts managed by Goldman Sachs, and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. Furthermore, transactions undertaken by Goldman Sachs, its affiliates or Goldman Sachs advised clients may adversely impact the Funds. Transactions by one or more Goldman Sachs advised clients or the Investment Adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Funds. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a global service firm, Goldman Sachs also provides a wide range of investment banking and financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it may create markets or specialize in, have positions in and affect transactions in, securities of issuers held by the Funds, and may also perform or seek to perform investment banking and financial services for those issuers. Goldman Sachs and its affiliates may have business relationships with and purchase or distribute or sell services or products from or to distributors, consultants or others who recommend the Funds or who engage in transactions with or for the Funds. For more information about conflicts of interest, see the Additional Statement.

Under a securities lending program approved by the Funds' Board of Trustees, the Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Fund to the extent that the Funds engage in the securities lending program. For these services, the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Funds' investment of the cash received as collateral for the loaned securities. In addition, the Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Funds' portfolio investment transactions.

LEGAL PROCEEDINGS

On April 2, 2004, Lois Burke, a plaintiff identifying herself as a shareholder of the Goldman Sachs Internet Tollkeeper Fund, filed a purported class and derivative action lawsuit in the United States District Court for the Southern District of New York against The Goldman Sachs Group, Inc. (''GSG''), GSAM, the Trustees and Officers of the Goldman Sachs Trust (the ''Trust''), and John Doe Defendants. In addition, The Goldman Sachs Funds included in this Prospectus and certain other investment portfolios of the Trust were named as nominal defendants. On April 19 and May 6, 2004, additional class and derivative action lawsuits containing substantially similar allegations and requests for redress were filed in the United States District Court for the Southern District of New York. On June 29, 2004, the three complaints were consolidated into one action, *In re Goldman Sachs Mutual Funds Fee Litigation*, and on November 17, 2004, the plaintiffs filed a consolidated amended complaint against GSG, GSAM, Goldman Sachs Asset Management International (''GSAMI''), Goldman, Sachs & Co., the Trust, Goldman Sachs Variable Insurance Trust (''GSVIT''), the Trustees and Officers of the Trust and GSVIT and John Doe Defendants (collectively, the ''Defendants'') in the United States District Court for the Southern District of New York. Certain investment portfolios of the Trust and GSVIT (collectively, the ''Goldman Sachs Funds'') were also named as nominal defendants in the amended complaint.

The consolidated amended complaint, which is brought on behalf of all persons or entities who held shares in the Goldman Sachs Funds between April 2, 1999 and January 9, 2004, inclusive (the ''Class Period''), asserts claims involving (i) violations of the Investment Company Act of 1940 (the ''Investment Company

Act''), the Investment Advisers Act of 1940, and New York General Business Law, (ii) common law breach of fiduciary duty, (iii) aiding and abetting breach of fiduciary duty and (iv) unjust enrichment. The complaint alleges, among other things, that during the Class Period, the Defendants made improper and excessive brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds and omitted statements of fact in registration statements and reports filed pursuant to the Investment Company Act which were necessary to prevent such registration statements and reports from being materially false and misleading. In addition, the complaint alleges that the Goldman Sachs Funds paid excessive and improper investment advisory fees to GSAM and GSAMI. The complaint also alleges that GSAM and GSAMI used Rule 12b-1 fees for improper purposes and made improper use of soft dollars. The complaint further alleges that the Trust's Officers and Trustees breached their fiduciary duties in connection with the foregoing. The plaintiffs in the cases are seeking compensatory damages; punitive damages; rescission of GSAM's and GSAMI's investment advisory agreements and return of fees paid; an accounting of all Goldman Sachs Funds-related fees, commissions and soft dollar payments; restitution of all unlawfully or discriminatorily obtained fees and charges; and reasonable costs and expenses, including counsel fees and expert fees.

In addition, on March 10, 2005 Jeanne and Don Masden filed a purported class action lawsuit in the United States District Court for the Southern District of New York against GSG, GSAM, Goldman, Sachs & Co., the Trustees of the Trust and John Doe Defendants (collectively the ''Defendants''). The lawsuit amends a previously-filed complaint, and alleges that the Defendants breached their fiduciary duties and duties of care owed under federal and state law by failing to ensure that equity securities held by the Goldman Sachs Funds participated in class action settlements for which they were eligible. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisers and punitive damages.

Based on currently available information, GSAM and GSAMI believe that the likelihood that the pending purported class and derivative action lawsuits will have a material adverse financial impact on the Goldman Sachs Funds is remote, and the pending actions are not likely to materially affect their ability to provide investment management services to their clients, including the Goldman Sachs Funds.

Dividends

Each Fund pays dividends from its investment company taxable income and distributions from net realized capital gains (although the CORE Tax-Managed Equity Fund attempts to minimize capital gains and income distributions in seeking its investment objective). You may choose to have dividends and distributions paid in:

- Cash
- Additional shares of the same class of the same Fund
- Shares of the same or an equivalent class of another Goldman Sachs Fund. Special restrictions may apply. See the Additional Statement.

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time before the record date for a particular dividend or distribution. If you do not indicate any choice, dividends and distributions will be reinvested automatically in the applicable Fund.

The election to reinvest dividends and distributions in additional shares will not affect the tax treatment of such dividends and distributions, which will be treated as received by you and then used to purchase the shares.

Dividends from investment company taxable income and distributions from net realized capital gains are declared and paid as follows:

Fund	Investment Income Dividends	Capital Gains Distributions
Tollkeeper	Annually	Annually
CORE Tax-Managed Equity	Annually	Annually
Real Estate Securities	Quarterly	Annually

From time to time a portion of a Fund's dividends may constitute a return of capital.

When you purchase shares of a Fund, part of the NAV per share may be represented by undistributed income or undistributed realized gains that have previously been earned by the Fund. Therefore, subsequent distributions on such shares from such income or realized gains may be taxable to you even if the NAV of the shares is, as a result of the distributions, reduced below the cost of such shares and the distributions (or portions thereof) represent a return of a portion of the purchase price.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' Institutional Shares.

HOW TO BUY SHARES

How Can I Purchase Institutional Shares Of The Funds?

You may purchase Institutional Shares of the Fund through:

- Goldman Sachs;
- Authorized Dealers; ***or***
- Directly from the Trust.

You may purchase Institutional Shares on any business day at their NAV next determined after receipt of an order. No sales load is charged. To place an order with Goldman Sachs, call 1-800-621-2550 and either:

- Wire federal funds to The Northern Trust Company (''Northern''), as subcustodian for State Street Bank and Trust Company (''State Street'') (each Fund's custodian) on the next business day; ***or***
- Send a check or Federal Reserve draft payable to Goldman Sachs Funds— (Name of Fund and Class of Shares), P.O. Box 06050, Chicago, IL 60606-6306. The Fund will not accept a check drawn on foreign banks, third party checks, cashier's checks or official checks, temporary checks, electronic checks, drawer checks, cash, money orders, travelers' cheques or credit card checks.

In order to make an initial investment in a Fund, you must furnish to the Fund or Goldman Sachs the Account Application. Purchases of Institutional Shares must be settled within three business days of receipt of a complete purchase order.

How Do I Purchase Shares Through A Financial Institution?

Certain institutions (including banks, trust companies, brokers and investment advisers) that provide recordkeeping, reporting and processing services to their customers may be authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized institution or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.

- Authorized institutions and intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your institution or intermediary to learn whether it is authorized to accept orders for the Trust.

These institutions may receive payments from the Funds or Goldman Sachs for the services provided by them with respect to the Funds' Institutional Shares. These payments may be in addition to other payments borne by the Funds.

The Investment Adviser, Distributor and/or their affiliates may make payments to authorized dealers and other financial intermediaries (''Intermediaries'') from time to time to promote the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. These payments are made out of the Investment Adviser's, Distributor's and/or their affiliates' own assets, and are not an additional charge to the Funds. The payments are in addition to the fees described in this Prospectus. Such payments are intended to compensate Intermediaries for, among other things: marketing shares of the Funds and other Goldman Sachs Funds, which may consist of payments relating to Funds included on preferred or recommended fund lists or in certain sales programs from time to time sponsored by the Intermediaries; access to the Intermediaries' registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; and/or other specified services intended to assist in the distribution and marketing of the Funds and other Goldman Sachs Funds. The payments may also, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote the sale of shares, as well as sponsor various educational programs, sales contests and/or promotions. The additional payments by the Investment Adviser, Distributor and/or their affiliates may also compensate Intermediaries for subaccounting, administrative and/or shareholder processing services that are in addition to the fees paid for these services by the Funds. The amount of these additional payments is normally not expected to exceed 0.50% (annualized) of the amount sold or invested through the Intermediaries. Please refer to the ''Payments to Intermediaries'' section of the Additional Statement for more information about these payments.

The payments made by the Investment Adviser, Distributor and/or their affiliates may be different for different Intermediaries. The presence of these payments and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered representative or salesperson to highlight, feature or recommend Funds based, at least in part, on the level of compensation paid. You should contact your authorized dealer or other Intermediary for more information about the payments it receives and any potential conflicts of interest.

In addition to Institutional Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services than Institutional Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

Type of Investor	Minimum Investment
■ Banks, trust companies or other depository institutions investing for their own account or on behalf of clients ■ Section 401(k), profit sharing, money purchase pension, tax-sheltered annuity, defined benefit pension, or other employee benefit plans that are sponsored by one or more employers (including governmental or church employers) or employee organizations ■ State, county, city or any instrumentality, department, authority or agency thereof ■ Corporations with at least $100 million in assets or in outstanding publicly traded securities ■ ''Wrap'' account sponsors (provided they have an agreement covering the arrangement with GSAM) ■ Registered investment advisers investing for accounts for which they receive asset-based fees ■ Qualified non-profit organizations and charitable trusts, foundations and endowments	$1,000,000 in Institutional Shares of a Fund alone or in combination with other assets under the management of GSAM and its affiliates
■ Individual investors ■ Accounts over which GSAM or its advisory affiliates have investment discretion	$10,000,000
■ Individual Retirement Accounts (IRAs) for which GSAM or its advisory affiliates act as fiduciary	No minimum

The minimum investment requirement may be waived for current and former officers, partners, directors or employees of Goldman Sachs or any of its affiliates; brokerage or advisory clients of Goldman Sachs Private Wealth Management; and for other investors at the discretion of the Trust's officers. No minimum amount is required for subsequent investments.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Refuse to open an account if you fail to (i) provide a Social Security Number or other taxpayer identification number; or (ii) certify that such number is correct (if required to do so under applicable law).
- Modify or waive the minimum investment amounts.
- Reject or restrict any purchase or exchange order by a particular purchaser (or group of related purchasers) for any reason in its discretion. Without limiting the foregoing, the Trust may reject or restrict purchase and exchange orders by a particular purchaser (or group of related purchasers) when a pattern of frequent purchases, sales or exchanges of Institutional Shares of a Fund is evident, or if purchases, sales or exchanges are, or a subsequent abrupt redemption might be, of a size that would disrupt the management of a Fund.
- Close a Fund to new investors from time to time and reopen any such Fund whenever it is deemed appropriate by a Fund's Investment Adviser.

Generally, the Funds will not allow non-U.S. citizens and certain U.S. citizens residing outside the United States to open an account directly with the Funds.

The Funds may allow you to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

Customer Identification Program. Federal law requires the Funds to obtain, verify and record identifying information, which may include the name, residential or business street address, date of birth (for an individual), Social Security Number or taxpayer identification number or other identifying information, for each investor who opens an account with the Funds. Applications without the required information, or (where applicable) without an indication that a Social Security Number or taxpayer identification number has been applied for, may not be accepted by the Funds. After accepting an application, to the extent permitted by applicable law or their customer identification program, the Funds reserve the right to: (i) place limits on transactions in any account until the identity of the investor is verified; (ii) refuse an investment in the Funds; or (iii) involuntarily redeem an investor's shares and close an account in the event that the Funds are unable to verify an investor's identity. The Funds and their agents will not be responsible for any loss in an investor's account resulting from the investor's delay in providing all required identifying information or from closing an account and redeeming an investor's shares pursuant to the customer identification program.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Institutional Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$\text{NAV} = \frac{(\text{Value of Assets of the Class}) - (\text{Liabilities of the Class})}{\text{Number of Outstanding Shares of the Class}}$$

The Funds' investments are valued based on market quotations or if market quotations are not readily available, or if the Investment Adviser believes that such quotations do not accurately reflect fair value, the fair value of the Funds' investments may be determined in good faith under procedures established by the Trustees.

For Funds that invest a significant portion of assets in foreign equity securities, ''fair value'' prices are provided by an independent fair value service. Fair value prices are used because many foreign markets operate at times that do not coincide with those of the major U.S. markets. Events that could affect the values of foreign portfolio holdings may occur between the close of the foreign market and the time of determining the NAV, and would not otherwise be reflected in the NAV. If the independent fair value service does not provide a fair value for a particular security or if the value does not meet the established criteria for the Funds, the most recent closing price for such a security on its principal exchange will generally be its fair value on such date.

In addition, the Investment Adviser, consistent with applicable regulatory guidance, may determine to make an adjustment to the previous closing prices of either domestic or foreign securities in light of significant events, to reflect what it believes to be the fair value of the securities at the time of determining a Fund's NAV. Significant events that could affect a large number of securities in a particular market may include, but are not limited to: situations relating to one or more single issuers in a market sector; significant fluctuations in foreign markets; market disruptions or market closings; governmental actions or other developments; as well as the same or similar events which may affect specific issuers or the securities markets even though not tied directly to the securities markets. Other significant events that could relate to a single issuer may include, but are not limited to: corporate actions such as reorganizations, mergers and buy-outs; corporate announcements on earnings; significant litigation; and regulatory news such as governmental approvals.

One effect of using an independent fair value service and fair valuation may be to reduce stale pricing arbitrage opportunities presented by the pricing of Fund shares. However, it involves the risk that the values used by the Funds to price their investments may be different from those used by other investment companies and investors to price the same investments.

Investments in other registered mutual funds (if any) are valued based on the NAV of those mutual funds (which may use fair value pricing as discussed in their prospectuses).

- NAV per share of each class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. Fund shares will generally not be priced on any day the New York Stock Exchange is closed.
- When you buy shares, you pay the NAV next calculated *after* the Funds receive your order in proper form.
- When you sell shares, you receive the NAV next calculated *after* the Funds receive your order in proper form.
- The Trust reserves the right to reprocess purchase (including dividend re-investments), redemption and exchange transactions that were processed at an NAV other than a Fund's official closing NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing NAV.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open a Fund for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

Foreign securities may trade in their local markets on days a Fund is closed. As a result, the NAV of a Fund that holds foreign securities may be impacted on days when investors may not purchase or redeem Fund shares.

HOW TO SELL SHARES

How Can I Sell Institutional Shares Of The Funds?

You may arrange to take money out of your account by selling (redeeming) some or all of your shares. **Generally, each Fund will redeem its Institutional Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** You may request that redemption proceeds be sent to you by check or by wire (if the wire instructions are on record). Redemptions may be requested in writing or by telephone.

Instructions For Redemptions:	
By Writing:	■ Write a letter of instruction that includes: ■ Account name(s) and authorized signature(s) ■ Account number ■ The Fund name and Class of Shares ■ The dollar amount you want to sell ■ How and where to send the proceeds ■ Obtain a Medallion Signature Guarantee (See details below) ■ Mail your request to: Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If you have elected the telephone redemption privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

Certain institutions and intermediaries are authorized to accept redemption requests on behalf of the Funds as described under ''How Do I Purchase Shares Through A Financial Institution?''

When Do I Need A Medallion Signature Guarantee To Redeem Shares?

A signature guarantee may be required if:

- You would like the redemption proceeds sent to an address that is not your address of record; or
- You would like to change your current bank designations.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.

A signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee

Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee. Additional documentation may be required for executors, trustees or corporations or when deemed appropriate by the Transfer Agent.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

How Are Redemption Proceeds Paid?

By Wire: You may arrange for your redemption proceeds to be wired as federal funds to the bank account designated in your Account Application. The following general policies govern wiring redemption proceeds:

- Redemption proceeds will normally be wired on the next business day in federal funds (for a total of one business day delay), but may be paid up to three business days following receipt of a properly executed wire transfer redemption request. Although redemption proceeds will normally be wired as described above, under certain circumstances, redemption requests or payments may be postponed or suspended as permitted pursuant to Section 22(e) of the Investment Company Act. Generally, under that section, redemption requests or payments may be postponed or suspended if (i) the New York Stock Exchange is closed for trading or trading is restricted; (ii) an emergency exists which makes the disposal of securities owned by a Fund or the fair determination of the value of the Fund’s net assets not reasonably practicable; or (iii) the SEC by order permits the suspension of the right of redemption. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.

- To change the bank designated on your Account Application, you must send written instructions signed by an authorized person designated on the account application to the Transfer Agent.
- Neither the Trust, Goldman Sachs nor any other institution assumes any responsibility for the performance of your bank or any intermediaries in the transfer process. If a problem with such performance arises, you should deal directly with your bank or any such intermediaries.

By Check: You may elect in writing to receive your redemption proceeds by check. Redemption proceeds paid by check will normally be mailed to the address of record within three business days of a properly executed redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Institutions (including banks, trust companies, brokers and investment advisers) are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, these institutions may set times by which they must receive redemption requests. These institutions may also require additional documentation from you.

The Trust reserves the right to:

- Redeem your shares if your account balance falls below the required Fund minimum as a result of redemption. The Funds will not redeem your shares on this basis if the value of your account falls below the minimum account balance solely as a result of market conditions. The Fund will give you 60 days' prior written notice to allow you to purchase sufficient additional shares of the Fund in order to avoid such redemption.
- Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to a Fund as undeliverable or remain uncashed for six months. In addition, that

distribution and all future distributions payable to you will be reinvested at the NAV on the day of reinvestment in additional Institutional Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

You may exchange Institutional Shares of a Fund at NAV for Institutional Shares of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice to you.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ Account name(s) and authorized signature(s) ■ Account number ■ The Fund names and Class of Shares ■ The dollar amount to be exchanged ■ Mail the request to: Goldman Sachs Funds P.O. Box 06050 Chicago, IL 60606-6306
By Telephone:	If the telephone exchange privilege has been elected on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund or the entire balance of the original Fund account should be exchanged. This requirement may be waived at the discretion of the Trust.
- Telephone exchanges normally will be made only to an identically registered account.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

What Types of Reports Will Be Sent Regarding Investments In Institutional Shares?

You will receive an annual report containing audited financial statements and a semi-annual report. To eliminate unnecessary duplication, only one copy of such reports will be sent to shareholders with the same mailing address. If you would like a duplicate copy to be mailed to you, please contact Goldman Sachs Funds at 1-800-621-2550. You will also be provided with a printed confirmation for each transaction in your account and a monthly account statement. The Funds do not generally provide sub-accounting services.

RESTRICTIONS ON EXCESSIVE TRADING PRACTICES

Policies and Procedures on Excessive Trading Practices. In accordance with the policy adopted by the Board of Trustees, the Trust discourages frequent purchases and redemption of Fund shares and does not permit market timing or other excessive trading practices. Purchases and exchanges should be made with a view to longer-term investment purposes only that are consistent with the investment policies and practices of the respective Funds. Excessive, short-term (market timing) trading practices may disrupt portfolio management strategies, increase brokerage and administrative costs, harm fund performance and result in dilution in the value of Fund shares held by long-term shareholders. The Trust and Goldman Sachs reserve the right to reject or restrict purchase or exchange requests from any investor. The Trust and Goldman Sachs will not be liable for any loss resulting from rejected purchase or exchange orders. To minimize harm to the Trust and its shareholders (or Goldman Sachs), the Trust (or Goldman Sachs) will exercise this right if, in the Trust's (or Goldman Sachs') judgment, an investor has a history of excessive trading or if an investor's trading, in the judgment of the Trust (or Goldman Sachs), has been or may be disruptive to a Fund. In making this judgment, trades executed in multiple accounts under common ownership or control may be considered together to the extent they can be identified. No waivers of the provisions of the policy established to detect and deter market timing and other excessive trading activity are permitted that would harm the Trust or its shareholders or would subordinate the interests of the Trust or its shareholders to those of Goldman Sachs or any affiliated person or associated person of Goldman Sachs.

To deter excessive shareholder trading, the International Equity Funds and certain Fixed Income Funds (which are offered in separate prospectuses) impose a redemption fee on redemptions made within 30 calendar days of purchase subject to certain exceptions. For more information about these Funds, obtain a prospectus from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

Pursuant to the policy adopted by the Board of Trustees, Goldman Sachs has developed criteria that it uses to identify trading activity that may be excessive. Goldman Sachs reviews on a regular, periodic basis available information relating to the trading activity in the Funds in order to assess the likelihood that a Fund may be the target of excessive trading. As part of its excessive trading surveillance process, Goldman Sachs, on a periodic basis, examines transactions that exceed certain monetary thresholds or numerical limits within a period of time. If, in its judgment, Goldman Sachs detects excessive, short term trading, Goldman Sachs may reject or restrict a purchase or exchange request and may further seek to close an investor's account with a Fund. Goldman Sachs may modify its surveillance procedures and criteria from time to time without prior notice regarding the detection of excessive trading or to address specific circumstances. Goldman Sachs will apply the criteria in a manner that, in Goldman Sachs' judgment, will be uniform.

Fund shares may be held through omnibus arrangements maintained by intermediaries such as broker-dealers, investment advisers, transfer agents, administrators and insurance companies. In addition, Fund shares may be held in omnibus 401(k) plans, retirement plans and other group accounts. Omnibus accounts include multiple investors and such accounts typically provide the Funds with a net purchase or redemption request on any given day where the purchases and redemptions of Fund shares by the investors are netted against one another. The identity of individual investors whose purchase and redemption orders are aggregated are not known by the Funds. A number of these financial intermediaries may not have the capability or may not be willing to apply the Funds' market timing policies or any applicable redemption fee. While Goldman Sachs may monitor share turnover at the omnibus account level, a Fund's ability to monitor and detect market timing by shareholders or apply any applicable redemption fee in these omnibus accounts is limited. The netting effect makes it more difficult to identify, locate and eliminate market timing activities. In addition, those investors who engage in market timing and other excessive trading activities may employ a variety of techniques to avoid detection. There can be no assurance that the Funds and Goldman Sachs will be able to identify all those who trade excessively or employ a market timing strategy, and curtail their trading in every instance.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions and the sale of your Fund shares.

DISTRIBUTIONS

Each Fund contemplates declaring as dividends each year all or substantially all of its taxable income. Distributions you receive from the Funds are generally subject to federal income tax, and may also be subject to state or local taxes (although the CORE Tax-Managed Equity Fund attempts to minimize capital gains and income distributions in seeking its investment objective). This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. For federal tax purposes, the Funds' income dividend distributions and short-term capital gain distributions are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Under recent changes to the Internal Revenue Code (the ''Code''), the maximum long-term capital gain tax rate applicable to individuals, estates, and trusts is 15%. (A sunset provision provides that the 15% long-term capital gain rate and the taxation of dividends at the long-term capital gain rate will revert back to a prior version of these provisions in the Code for taxable years beginning after December 31, 2008.) Also, Fund distributions to noncorporate shareholders attributable to dividends received by the Funds from U.S. and certain qualified foreign corporations will generally be taxed at the long-term capital gain rate, as long as certain other requirements are met. The amount of a Fund's distributions that qualify for this favorable tax treatment will be reduced as a result of a Fund's securities lending activities, by a high portfolio turnover rate or by investments in debt securities or ''non-qualified'' foreign corporations. For these lower rates to apply, the non-corporate shareholder must own the relevant Fund shares for at least 61 days during the 121-day period beginning 60 days before the Fund's ex-dividend date.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. A percentage of the Funds' dividends paid to corporate shareholders may be eligible for the corporate dividends-received deduction. This percentage may, however, be reduced as a result of a Fund's securities lending activities, by a high portfolio turnover rate or by investments in debt securities or foreign corporations. Character and tax status of all distributions will be available to shareholders after the close of each calendar year. The REIT investments of the Real Estate Securities Fund often do not provide complete tax information to the Fund until after the calendar year. Consequently, because of the delay, it may be necessary for the Fund to request permission to extend the deadline for issuance of Forms 1099-DIV beyond January 31.

Each Fund may be subject to foreign withholding or other foreign taxes on income or gain from certain foreign securities. In general, the Funds may deduct these taxes in computing their taxable income.

If you buy shares of a Fund before it makes a distribution, the distribution will be taxable to you even though it may actually be a return of a portion of your investment. This is known as ''buying a dividend.''

SALES AND EXCHANGES

Your sale of Fund shares is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. For tax purposes, the exchange of your Fund shares for shares of a different Goldman Sachs Fund is the same as a sale. When you sell your shares, you will generally recognize a capital gain or loss in an amount equal to the difference between your adjusted tax basis in the shares and the amount received. Generally, this gain or loss is long-term or short-term depending on whether your holding period exceeds twelve months, except that any loss realized on shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends that were received on the shares. Additionally, any loss realized on a sale, exchange or redemption of shares of a Fund may be disallowed under ''wash sale'' rules to the extent the shares disposed of are replaced with other shares of that Fund within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to a dividend reinvestment in shares of that Fund. If disallowed, the loss will be reflected in an adjustment to the basis of the shares acquired.

OTHER INFORMATION

When you open your account, you should provide your Social Security Number or tax identification number on your Account Application. By law, each Fund must withhold 28% of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so.

Non-U.S. investors may be subject to U.S. withholding and estate tax. However, distributions of short-term capital gains and qualified interest income made by the Funds to non-U.S. investors between January 1, 2005 and December 31, 2007 will generally not be subject to U.S. withholding.

Investments in the CORE Tax-Managed Equity Fund are subject to the tax risks described previously under ''Principal Risks of the Funds.''

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

A. General Portfolio Risks

The Funds will be subject to the risks associated with equity investments. ''Equity investments'' may include common stocks, preferred stocks, interests in real estate investment trusts, convertible debt obligations, convertible preferred stocks, equity interests in trusts, partnerships, joint ventures, limited liability companies and similar enterprises, warrants, stock purchase rights and synthetic and derivative instruments that have economic characteristics similar to equity securities. In general, the values of equity investments fluctuate in response to the activities of individual companies and in response to general market and economic conditions. Accordingly, the values of equity investments that a Fund holds may decline over short or extended periods. The stock markets tend to be cyclical, with periods when stock prices generally rise and periods when prices generally decline. This volatility means that the value of your investment in the Funds may increase or decrease. In recent years, certain stock markets have experienced substantial price volatility.

To the extent that a Fund invests in fixed-income securities, that Fund will also be subject to the risks associated with its fixed-income securities. These risks include interest rate risk, credit risk and call/extension risk. In general, interest rate risk involves the risk that when interest rates decline, the market value of fixed-income securities tends to increase (although many mortgage-related securities will have less potential than other debt securities for capital appreciation during periods of declining rates). Conversely, when interest rates increase, the market value of fixed-income securities tends to decline. Credit risk involves the risk that an issuer or guarantor could default on its obligations, and a Fund will not recover its investment. Call risk and extension risk are normally present in mortgage-backed securities and asset-backed securities. For example, homeowners have the option to prepay their mortgages. Therefore, the duration of a security backed by home mortgages can either shorten (call risk) or lengthen (extension risk). In general, if interest rates on new mortgage loans fall sufficiently below the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to increase. Conversely, if mortgage loan interest rates rise above the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to decrease. In either case, a change in the prepayment rate can result in losses to investors. The same would be true of asset-backed securities such as securities backed by car loans.

The Investment Adviser will not consider the portfolio turnover rate a limiting factor in making investment decisions for a Fund. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by a Fund and its shareholders, and is also likely to result in higher short-term capital gains taxable to shareholders. The portfolio turnover rate is calculated by dividing the lesser of the dollar amount of sales or purchases of portfolio securities by the average monthly value of a Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less. See ''Financial Highlights'' in Appendix B for a statement of the Funds' historical portfolio turnover rates.

The following sections provide further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental investment restrictions that cannot be changed without shareholder approval. You should note, however, that all investment objectives, and all investment policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs.

B. Other Portfolio Risks

Risks of Investing in Internet and Internet-Related Companies. The Tollkeeper Fund may invest in Internet and Internet-related companies. Internet and Internet-related companies are generally subject to a rate of change in technology which is higher than other industries and often requires extensive and sustained investment in research and development. As a result, Internet and Internet-related companies are exposed to the risk of rapid product obsolescence. Changes in governmental policies, such as telephone and cable regulations and anti-trust enforcement, and the need for regulatory approvals may have an adverse effect on the products, services and securities of Internet and Internet-related companies. Internet and Internet-related companies may also produce or use products or services that prove commercially unsuccessful. In addition, intense worldwide competitive pressures and changing demand, evolving industry standards, challenges in achieving product capability, loss of patent protection or proprietary rights, reduction or interruption in the supply of key components, changes in strategic alliances, frequent mergers or acquisitions or other factors can have a significant effect on the financial conditions of companies in these industries. Competitive pressures in the Internet and Internet-related industries may affect negatively the financial condition of Internet and

Internet-related companies. Internet and Internet-related companies are also subject to the risk of service disruptions and the risk of losses arising out of litigation related to these disruptions. In certain instances, Internet and Internet-related securities may experience significant price movements caused by disproportionate investor optimism or pessimism with little or no basis in fundamental economic conditions. As a result of these and other reasons, investments in the Internet and Internet-related industry can experience sudden and rapid appreciation and depreciation.

Risks of Initial Public Offerings. The Tollkeeper and Real Estate Securities Funds may invest in IPOs. An IPO is a company's first offering of stock to the public. IPO risk is the risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When a Fund's asset base is small, a significant portion of the Fund's performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Fund. As the Fund's assets grow, the effect of the Fund's investments in IPOs on the Fund's performance probably will decline, which could reduce the Fund's performance. Because of the price volatility of IPO shares, a Fund may choose to hold IPO shares for a very short period of time. This may increase the turnover of the Fund's portfolio and may lead to increased expenses to the Fund, such as commissions and transaction costs. By selling IPO shares, the Fund may realize taxable gains it will subsequently distribute to shareholders. In addition, the market for IPO shares can be speculative and/or inactive for extended periods of time. There is no assurance that a Fund will be able to obtain allocable portions of IPO shares. The limited number of shares available for trading in some IPOs may make it more difficult for a Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing prices. Investors in IPO shares can be affected by substantial dilution in the value of their shares, by sales of additional shares and by concentration of control in existing management and principal shareholders.

Risks of Investing in Small Capitalization and Mid-Capitalization Companies and REITs. Each Fund may, to the extent consistent with its investment policies, invest in small and mid-capitalization companies and REITs. Investments in small and mid-capitalization companies and REITs involve greater risk and portfolio price volatility than investments in larger capitalization stocks. Among the reasons for the greater price volatility of these investments are the less certain growth prospects of smaller firms and the lower degree of liquidity in the markets for such securities. Small and mid-capitalization companies and REITs may be thinly traded and may have to be sold at a discount from current market prices or in small lots

over an extended period of time. In addition, these securities are subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities in particular investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic or market conditions, or adverse investor perceptions whether or not accurate. Because of the lack of sufficient market liquidity, a Fund may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Small and mid-capitalization companies and REITs include ''unseasoned'' issuers that do not have an established financial history; often have limited product lines, markets or financial resources; may depend on or use a few key personnel for management; and may be susceptible to losses and risks of bankruptcy. Small and mid-capitalization companies may be operating at a loss or have significant variations in operating results; may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence; may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position; and may have substantial borrowings or may otherwise have a weak financial condition. In addition, these companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel. Transaction costs for these investments are often higher than those of larger capitalization companies. Investments in small and mid-capitalization companies and REITs may be more difficult to price precisely than other types of securities because of their characteristics and lower trading volumes.

Risks of Foreign Investments. In general, each Fund may make foreign investments, although the CORE Tax-Managed Equity Fund may only invest in foreign issuers that are traded in the United States. Foreign investments involve special risks that are not typically associated with U.S. dollar denominated or quoted securities of U.S. issuers. Foreign investments may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and changes in exchange control regulations (*e.g.*, currency blockage). A decline in the exchange rate of the currency (*i.e.*, weakening of the currency against the U.S. dollar) in which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce the value of the portfolio security. In addition, if the currency in which a Fund receives dividends, interest or other payments declines in value against the U.S. dollar before such income is distributed as dividends to shareholders or converted to U.S. dollars, the Fund may have to sell portfolio securities to obtain sufficient cash to pay such dividends.

Brokerage commissions, custodial services and other costs relating to investment in international securities markets generally are more expensive than in the United

States. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. issuers. There may be less publicly available information about a foreign issuer than about a U.S. issuer. In addition, there is generally less government regulation of foreign markets, companies and securities dealers than in the United States and the legal remedies for investors may be more limited than the remedies available in the United States. Foreign securities markets may have substantially less volume than U.S. securities markets and securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains distributions), limitations on the removal of funds or other assets from such countries, and risks of political or social instability or diplomatic developments which could adversely affect investments in those countries.

Concentration of a Fund's assets in one or a few countries and currencies will subject a Fund to greater risks than if a Fund's assets were not geographically concentrated.

Investment in sovereign debt obligations by a Fund involves risks not present in debt obligations of corporate issuers. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due in accordance with the terms of such debt, and a Fund may have limited recourse to compel payment in the event of a default. Periods of economic uncertainty may result in the volatility of market prices of sovereign debt, and in turn a Fund's NAV, to a greater extent than the volatility inherent in debt obligations of U.S. issuers.

A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward international lenders, and the political constraints to which a sovereign debtor may be subject.

Investments in foreign securities may take the form of sponsored and unsponsored American Depositary Receipts (''ADRs'') and Global Depositary Receipts

(‘‘GDRs’’). Certain Funds may also invest in European Depositary Receipts (‘‘EDRs’’) or other similar instruments representing securities of foreign issuers. ADRs, GDRs and EDRs represent the right to receive securities of foreign issuers deposited in a bank or other depository. ADRs and certain GDRs are traded in the United States. GDRs may be traded in either the United States or in foreign markets. EDRs are traded primarily outside the United States. Prices of ADRs are quoted in U.S. dollars. EDRs and GDRs are not necessarily quoted in the same currency as the underlying security.

Risks of Euro. On January 1, 1999, the European Economic and Monetary Union (EMU) introduced a new single currency called the euro. The euro has replaced the national currencies of the following member countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. In addition, Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia and Slovenia became members of the EMU on May 1, 2004, but these countries will not adopt the euro as their new currency until they can show that their economies have converged with the economies of the euro zone.

The European Central Bank has control over each country’s monetary policies. Therefore, the member countries no longer control their own monetary policies by directing independent interest rates for their currencies. The national governments of the participating countries, however, have retained the authority to set tax and spending policies and public debt levels.

The change to the euro as a single currency is relatively new and untested. The elimination of currency risk among EMU countries has affected the economic environment and behavior of investors, particularly in European markets, but the long term impact of those changes on currency values or on the business or financial condition of European countries and issuers cannot be fully assessed at this time. In addition, the introduction of the euro presents other unique uncertainties, including the fluctuation of the euro relative to non-euro currencies; whether the interest rate, tax and labor regimes of European countries participating in the euro will converge over time; and whether the conversion of the currencies of other countries that now are or may in the future become members of the European Union (‘‘EU’’) will have an impact on the euro. Also, it is possible that the euro could be abandoned in the future by countries that have already adopted its use. These or other events, including political and economic developments, could cause market disruptions, and could adversely affect the value of securities held by the Funds. Because of the number of countries using this single currency, a significant portion of the assets held by the Funds may be denominated in the euro.

Risks of Emerging Countries. Certain Funds may invest in securities of issuers located in emerging countries. The risks of foreign investment are heightened when the issuer is located in an emerging country. Emerging countries are generally located in the Asia and Pacific regions, the Middle East, Eastern Europe, Latin, Central and South America and Africa. A Fund's purchase and sale of portfolio securities in certain emerging countries may be constrained by limitations relating to daily changes in the prices of listed securities, periodic trading or settlement volume and/or limitations on aggregate holdings of foreign investors. Such limitations may be computed based on the aggregate trading volume by or holdings of a Fund, the Investment Adviser, its affiliates and their respective clients and other service providers. A Fund may not be able to sell securities in circumstances where price, trading or settlement volume limitations have been reached.

Foreign investment in the securities markets of certain emerging countries is restricted or controlled to varying degrees which may limit investment in such countries or increase the administrative costs of such investments. For example, certain Asian countries require governmental approval prior to investments by foreign persons or limit investment by foreign persons to only a specified percentage of an issuer's outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the issuer available for purchase by nationals. In addition, certain countries may restrict or prohibit investment opportunities in issuers or industries deemed important to national interests. Such restrictions may affect the market price, liquidity and rights of securities that may be purchased by a Fund. The repatriation of both investment income and capital from certain emerging countries is subject to restrictions such as the need for governmental consents. In situations where a country restricts direct investment in securities (which may occur in certain Asian and other countries), a Fund may invest in such countries through other investment funds in such countries.

Many emerging countries have experienced currency devaluations and substantial (and, in some cases, extremely high) rates of inflation. Other emerging countries have experienced economic recessions. These circumstances have had a negative effect on the economies and securities markets of such emerging countries. Economies in emerging countries generally are dependent heavily upon commodity prices and international trade and, accordingly, have been and may continue to be affected adversely by the economies of their trading partners, trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade.

Many emerging countries are subject to a substantial degree of economic, political and social instability. Governments of some emerging countries are authoritarian in nature or have been installed or removed as a result of military coups, while governments in other emerging countries have periodically used force to suppress civil dissent. Disparities of wealth, the pace and success of democratization, and ethnic, religious and racial disaffection, among other factors, have also led to social unrest, violence and/or labor unrest in some emerging countries. Unanticipated political or social developments may result in sudden and significant investment losses. Investing in emerging countries involves greater risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested. As an example, in the past, some Eastern European governments have expropriated substantial amounts of private property, and many claims of the property owners have never been fully settled. There is no assurance that similar expropriations will not recur in Eastern European or other countries.

A Fund's investment in emerging countries may also be subject to withholding or other taxes, which may be significant and may reduce the return from an investment in such countries to the Fund.

Settlement procedures in emerging countries are frequently less developed and reliable than those in the United States and may involve a Fund's delivery of securities before receipt of payment for their sale. In addition, significant delays may occur in certain markets in registering the transfer of securities. Settlement or registration problems may make it more difficult for a Fund to value its portfolio securities and could cause the Fund to miss attractive investment opportunities, to have a portion of its assets uninvested or to incur losses due to the failure of a counterparty to pay for securities the Fund has delivered or the Fund's inability to complete its contractual obligations because of theft or other reasons.

The creditworthiness of the local securities firms used by a Fund in emerging countries may not be as sound as the creditworthiness of firms used in more developed countries. As a result, the Fund may be subject to a greater risk of loss if a securities firm defaults in the performance of its responsibilities.

The small size and inexperience of the securities markets in certain emerging countries and the limited volume of trading in securities in those countries may make a Fund's investments in such countries less liquid and more volatile than investments in countries with more developed securities markets (such as the United States, Japan and most Western European countries). A Fund's investments in emerging countries are subject to the risk that the liquidity of a particular investment, or investments generally, in such countries will shrink or disappear suddenly and without warning as a result of adverse economic, market or political

conditions or adverse investor perceptions, whether or not accurate. Because of the lack of sufficient market liquidity, a Fund may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Investments in emerging countries may be more difficult to price precisely because of the characteristics discussed above and lower trading volumes.

A Fund's use of foreign currency management techniques in emerging countries may be limited. The Investment Adviser anticipates that a significant portion of the Funds' currency exposure in emerging countries may not be covered by these techniques.

Risks of Derivative Investments. A Fund's transactions, if any, in options, futures, options on futures, swaps, interest rate caps, floors and collars, structured securities and foreign currency transactions involve additional risk of loss. Loss can result from a lack of correlation between changes in the value of derivative instruments and the portfolio assets (if any) being hedged, the potential illiquidity of the markets for derivative instruments, or the risks arising from margin requirements and related leverage factors associated with such transactions. The use of these management techniques also involves the risk of loss if the Investment Adviser is incorrect in its expectation of fluctuations in securities prices, interest rates or currency prices. Each Fund may also invest in derivative investments for non-hedging purposes (that is, to seek to increase total return). Investing for non-hedging purposes is considered a speculative practice and presents even greater risk of loss.

Risks of Illiquid Securities. Each Fund may invest up to 15% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain stripped mortgage-backed securities
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain over-the-counter options
- Certain structured securities and all swap transactions
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (''144A Securities'').

Investing in 144A Securities may decrease the liquidity of a Fund's portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation

of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Credit/Default Risks. Debt securities purchased by the Funds may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instrumentalities and sponsored enterprises), foreign government, domestic and foreign corporations, banks and other issuers. Some of these fixed-income securities are described in the next section below. Further information is provided in the Additional Statement.

Debt securities rated BBB or higher by Standard & Poor's Rating Group (''Standard & Poor's''), or Baa or higher by Moody's Investors Service, Inc. (''Moody's'') or having a comparable rating by another NRSRO are considered ''investment grade.'' Securities rated BBB or Baa are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken their issuers' capacity to pay interest and repay principal. A security will be deemed to have met a rating requirement if it receives the minimum required rating from at least one such rating organization even though it has been rated below the minimum rating by one or more other rating organizations, or if unrated by such rating organizations, the security is determined by the Investment Adviser to be of comparable credit quality. A security satisfies the Fund's minimum rating requirement regardless of its relative ranking (for example, plus or minus) within a designated major rating category (for example (BBB or Baa). If a security satisfies a Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below that rating, the Fund will not be required to dispose of the security. If a downgrade occurs, the Investment Adviser will consider which action, including the sale of the security, is in the best interest of a Fund and its shareholders.

Certain Funds may invest in fixed-income securities rated BB or Ba or below (or comparable unrated securities) which are commonly referred to as ''junk bonds.'' Junk bonds are considered predominantly speculative and may be questionable as to principal and interest payments.

In some cases, junk bonds may be highly speculative, have poor prospects for reaching investment grade standing and be in default. As a result, investment in such bonds will present greater speculative risks than those associated with investment in investment grade bonds. Also, to the extent that the rating assigned to a security in a Fund's portfolio is downgraded by a rating organization, the market price and liquidity of such security may be adversely affected.

Temporary Investment Risks. Each Fund may, for temporary defensive purposes, invest a certain percentage of its total assets in:

- U.S. government securities
- Commercial paper rated at least A-2 by Standard & Poor's; P-2 by Moody's or having a comparable rating by another NRSRO
- Certificates of deposit
- Bankers' acceptances
- Repurchase agreements
- Non-convertible preferred stocks and non-convertible corporate bonds with a remaining maturity of less than one year

When a Fund's assets are invested in such instruments, the Fund may not be achieving its investment objective.

C. Portfolio Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks.

The Funds may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objective and policies. Further information is provided in the Additional Statement, which is available upon request.

Convertible Securities. Each Fund may invest in convertible securities. Convertible securities are preferred stock or debt obligations that are convertible into common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. Convertible securities in which a Fund invests are subject to the same rating criteria as its other investments in fixed-income securities. Convertible securities have both equity and fixed-income risk characteristics. Like all fixed-income securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in interest rates. Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security, like a fixed-income security, tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock.

Foreign Currency Transactions. Certain Funds may, to the extent consistent with its investment policies, purchase or sell foreign currencies on a cash basis or through forward contracts. A forward contract involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract. A Fund may engage in foreign currency transactions for hedging purposes and to seek to protect against anticipated changes in future foreign currency exchange rates. In addition, certain Funds may enter into foreign currency transactions to seek a closer correlation between the Fund's overall currency exposures and the currency exposures of the Fund's performance benchmark. Certain Funds may also enter into such transactions to seek to increase total return, which is considered a speculative practice.

Some Funds may also engage in cross-hedging by using forward contracts in a currency different from that in which the hedged security is denominated or quoted. A Fund may hold foreign currency received in connection with investments in foreign securities when, in the judgment of the Investment Adviser, it would be beneficial to convert such currency into U.S. dollars at a later date (*e.g.* the Investment Adviser may anticipate the foreign currency to appreciate against the U.S. dollar).

Currency exchange rates may fluctuate significantly over short periods of time, causing, along with other factors, a Fund's NAV to fluctuate (when the Fund's NAV fluctuates, the value of your shares may go up or down). Currency exchange rates also can be affected unpredictably by the intervention of U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad.

The market in forward foreign currency exchange contracts, currency swaps and other privately negotiated currency instruments offers less protection against defaults by the other party to such instruments than is available for currency instruments traded on an exchange. Such contracts are subject to the risk that the counterparty to the contract will default on its obligations. Since these contracts are not guaranteed by an exchange or clearinghouse, a default on a contract would deprive a Fund of unrealized profits, transaction costs or the benefits of a currency hedge or could force the Fund to cover its purchase or sale commitments, if any, at the current market price.

Structured Securities. Each Fund may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the ''Reference'') or the relative change in two or more References.

The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference.

Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may present a greater degree of market risk than many types of securities and may be more volatile, less liquid and more difficult to price accurately than less complex securities.

REITs. Each Fund may invest in REITs. REITs are pooled investment vehicles that invest primarily in either real estate or real estate related loans. The value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. REITs are dependent upon the ability of the REITs' managers, and are subject to heavy cash flow dependency, default by borrowers and the qualification of the REITs under applicable regulatory requirements for favorable income tax treatment. REITs are also subject to risks generally associated with investments in real estate including possible declines in the value of real estate, general and local economic conditions, environmental problems and changes in interest rates. To the extent that assets underlying a REIT are concentrated geographically, by property type or in certain other respects, these risks may be heightened. A Fund will indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests.

Options on Securities, Securities Indices and Foreign Currencies. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period.

A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period. Each Fund may write (sell) covered call and put options and purchase put and call options on any securities in which the Fund may invest or on any securities index consisting of securities in which it may invest. Certain Funds may also, to the extent consistent with their investment policies, purchase and sell (write) put and call options on foreign currencies.

The writing and purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which is considered a speculative activity). The successful use of options depends in part on the ability of the Investment Adviser to manage future price fluctuations and the degree of correlation between the options and securities (or currency) markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are written and purchased and the instruments in a Fund's investment

portfolio, the Fund may incur losses that it would not otherwise incur. The use of options can also increase a Fund's transaction costs. Options written or purchased by the Funds may be traded on either U.S. or foreign exchanges or over-the-counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Futures Contracts and Options on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on particular securities, foreign currencies, securities indices and other financial instruments and indices. The Funds may engage in futures transactions on both U.S. and foreign exchanges (except that the CORE Tax-Managed Equity Fund may only engage in futures transactions with respect to U.S. equity indices).

Each Fund may purchase and sell futures contracts, and purchase and write call and put options on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates, securities prices or, to the extent a Fund invests in foreign securities, currency exchange rates, or to otherwise manage its term structure, sector selections and duration in accordance with its investment objective and policies. Each Fund may also enter into closing purchase and sale transactions with respect to such contracts and options. The Trust, on behalf of each Fund, has claimed an exclusion from the definition of the term ''commodity pool operator'' under the Commodity Exchange Act, and therefore is not subject to registration or regulation as a pool operator under that Act with respect to the Funds.

Futures contracts and related options present the following risks:

- While a Fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in poorer overall performance than if the Fund had not entered into any futures contracts or options transactions.
- Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and a Fund may be exposed to additional risk of loss.
- The loss incurred by a Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.
- Futures markets are highly volatile and the use of futures may increase the volatility of a Fund's NAV.

- As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to a Fund.
- Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.
- Foreign exchanges may not provide the same protection as U.S. exchanges.

Equity Swaps. Each Fund may invest in equity swaps. Equity swaps allow the parties to a swap agreement to exchange the dividend income or other components of return on an equity investment (for example, a group of equity securities or an index) for a component of return on another non-equity or equity investment.

An equity swap may be used by a Fund to invest in a market without owning or taking physical custody of securities in circumstances in which direct investment may be restricted for legal reasons or is otherwise deemed impractical or disadvantageous. Equity swaps are derivatives and their value can be very volatile. To the extent that the Investment Adviser does not accurately analyze and predict the potential relative fluctuation of the components swapped with another party, a Fund may suffer a loss, which may be substantial. The value of some components of an equity swap (such as the dividends on a common stock) may also be sensitive to changes in interest rates. Furthermore, a Fund may suffer a loss if the counterparty defaults. Because equity swaps are normally illiquid, a Fund may be unable to terminate its obligations when desired.

When-Issued Securities and Forward Commitments. Each Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price and yield to the Fund at the time of entering into the transaction. A forward commitment involves the entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date

and price. Each Fund may enter into repurchase agreements with securities dealers and banks which furnish collateral at least equal in value or market price to the amount of their repurchase obligation.

If the other party or ''seller'' defaults, a Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, a Fund could suffer additional losses if a court determines that the Fund's interest in the collateral is not enforceable.

Certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Lending of Portfolio Securities. Each Fund may engage in securities lending. Securities lending involves the lending of securities owned by a Fund to financial institutions such as certain broker-dealers including, as permitted by the SEC, Goldman Sachs. The borrowers are required to secure their loan continuously with cash, cash equivalents, U.S. government securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested by a Fund in short-term investments, including unregistered investment pools managed by the Investment Adviser or its affiliates. To the extent that cash collateral is so invested, such collateral will be subject to market depreciation or appreciation, and a Fund will be responsible for any loss that might result from its investment of the borrowers' collateral. If the Investment Adviser determines to make securities loans, the value of the securities loaned may not exceed 33⅓% of the value of the total assets of a Fund (including the loan collateral). Loan collateral (including any investment of the collateral) is not subject to the percentage limitations described elsewhere in this Prospectus regarding investments in fixed-income securities and cash equivalents.

A Fund may lend its securities to increase its income. A Fund may, however, experience delay in the recovery of its securities or incur a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund or becomes insolvent.

Short Sales Against-the-Box. Certain Funds may make short sales against-the-box. A short sale against-the- box means that at all times when a short position is open the Fund will own an equal amount of securities sold short, or securities convertible into or exchangeable for, without payment of any further consideration, an equal amount of the securities of the same issuer as the securities sold short.

Preferred Stock, Warrants and Rights. Each Fund may invest in preferred stock, warrants and rights. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer's earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.

Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Other Investment Companies. Each Fund may invest in securities of other investment companies (including exchange-traded funds such as SPDRs and iShares™, as defined below) subject to statutory limitations prescribed by the Investment Company Act. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money market funds which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Exchange-traded funds such as SPDRs and iShares™ are shares of unaffiliated investment companies which are traded like traditional equity securities on a national securities exchange or the NASDAQ® National Market System.

- ***Standard & Poor's Depositary Receipts™.*** The Funds may, consistent with their investment policies, purchase Standard & Poor's Depositary Receipts™ (''SPDRs''). SPDRs are securities traded on the American Stock Exchange (''AMEX'') that represent ownership in the SPDR Trust, a trust which has been established to accumulate and hold a portfolio of common stocks that is intended to track the price performance and dividend yield of the S&P 500®. The SPDR Trust is sponsored by a subsidiary of the AMEX. SPDRs may be used for several reasons, including, but not limited to, facilitating the handling

of cash flows or trading, or reducing transaction costs. The price movement of SPDRs may not perfectly parallel the price action of the S&P 500®.

- ***iShares*[SM]*.*** iShares are shares of an investment company that invests substantially all of its assets in securities included in specified indices, including the MSCI indices for various countries and regions. iShares are listed on the AMEX and were initially offered to the public in 1996. The market prices of iShares are expected to fluctuate in accordance with both changes in the NAVs of their underlying indices and supply and demand of iShares on the AMEX. However, iShares have a limited operating history and information is lacking regarding the actual performance and trading liquidity of iShares for extended periods or over complete market cycles. In addition, there is no assurance that the requirements of the AMEX necessary to maintain the listing of iShares will continue to be met or will remain unchanged. In the event substantial market or other disruptions affecting iShares should occur in the future, the liquidity and value of a Fund's shares could also be substantially and adversely affected. If such disruptions were to occur, a Fund could be required to reconsider the use of iShares as part of its investment strategy.

Unseasoned Companies. Each Fund may invest in companies which (together with their predecessors) have operated less than three years. The securities of such companies may have limited liquidity, which can result in their being priced higher or lower than might otherwise be the case. In addition, investments in unseasoned companies are more speculative and entail greater risk than do investments in companies with an established operating record.

Corporate Debt Obligations. Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal. Each Fund may invest in corporate debt obligations issued by U.S. and certain non-U.S. issuers which issue securities denominated in the U.S. dollar (including Yankee and Euro obligations). In addition to obligations of corporations, corporate debt obligations include securities issued by banks and other financial institutions and supranational entities (*i.e.*, the World Bank, the International Monetary Fund, etc.).

Bank Obligations. Each Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and

cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

U.S. Government Securities. Each Fund may invest in U.S. Government Securities. U.S. Government Securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. Government Securities may be supported by (a) the full faith and credit of the U.S. Treasury; (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer. U.S. Government Securities also include Treasury receipts, zero coupon bonds and other stripped U.S. Government Securities, where the interest and principal components of stripped U.S. Government Securities are traded independently.

Custodial Receipts and Trust Certificates. Each Fund may invest in custodial receipts and trust certificates representing interests in securities held by a custodian or trustee. The securities so held may include U.S. Government Securities or other types of securities in which a Fund may invest. The custodial receipts or trust certificates may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. government or other issuer of the securities held by the custodian or trustee. If for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial or trust account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts and trust certificates, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. Each Fund may also invest in separately issued interests in custodial receipts and trust certificates.

Mortgage-Backed Securities. Certain Funds may invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property. Mortgage-backed securities can be backed by either fixed rate mortgage loans or adjustable rate mortgage loans, and may be issued by either a governmental or non-governmental entity. Privately issued mortgage-backed securities are normally structured with one or more types of ‘‘credit enhancement.’’ However, these mortgage-backed securities typically do not have the same credit standing as U.S. government guaranteed mortgage-backed securities.

Mortgage-backed securities may include multiple class securities, including collateralized mortgage obligations (‘‘CMOs’’) and Real Estate Mortgage Investment Conduit (‘‘REMIC’’) pass-through or participation certificates. A REMIC is a CMO that qualifies for special tax treatment under the Code and invests in certain mortgages principally secured by interests in real property and other permitted investments. CMOs provide an investor with a specified interest in the cash flow from a pool of underlying mortgages or of other mortgage-backed securities. CMOs are issued in multiple classes. In many cases, payments of principal are applied to the CMO classes in the order of their respective stated maturities, so that no principal payments will be made on a CMO class until all other classes having an earlier stated maturity date are paid in full.

Sometimes, however, CMO classes are ‘‘parallel pay,’’ *i.e.*, payments of principal are made to two or more classes concurrently. In some cases, CMOs may have the characteristics of a stripped mortgage-backed security whose price can be highly volatile. CMOs may exhibit more or less price volatility and interest rate risk than other types of mortgage-related obligations, and under certain interest rate and payment scenarios, a Fund may fail to recoup fully its investment in certain of these securities regardless of their credit quality.

Mortgaged-backed securities also include stripped mortgage-backed securities (‘‘SMBS’’), which are derivative multiple class mortgage-backed securities. SMBS are usually structured with two different classes: one that receives substantially all of the interest payments and the other that receives substantially all of the principal payments from a pool of mortgage loans. The market value of SMBS consisting entirely of principal payments generally is unusually volatile in response to changes in interest rates. The yields on SMBS that receive all or most of the interest from mortgage loans are generally higher than prevailing market yields on other mortgage-backed securities because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be fully recouped.

Asset-Backed Securities. Certain Funds may invest in asset-backed securities. Asset-backed securities are securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, installment contracts and personal property. Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, a Fund’s ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest

rates at that time. Asset-backed securities present credit risks that are not presented by mortgage-backed securities. This is because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, a Fund will be unable to possess and sell the underlying collateral and that a Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Borrowings. Each Fund can borrow money from banks and other financial institutions in amounts not exceeding one-third of its total assets for temporary or emergency purposes. A Fund may not make additional investments if borrowings exceed 5% of its total assets.

Mortgage Dollar Rolls. The Real Estate Securities Fund may enter into mortgage dollar rolls. A mortgage dollar roll involves the sale by a Fund of securities for delivery in the current month. The Fund simultaneously contracts with the same counterparty to repurchase substantially similar (same type, coupon and maturity) but not identical securities on a specified future date. During the roll period, the Fund loses the right to receive principal and interest paid on the securities sold. However, the Fund benefits to the extent of any difference between (i) the price received for the securities sold and (ii) the lower forward price for the future purchase and/or fee income plus the interest earned on the cash proceeds of the securities sold. Unless the benefits of a mortgage dollar roll exceed the income, capital appreciation and gain or loss due to mortgage prepayments that would have been realized on the securities sold as part of the roll, the use of this technique will diminish the Fund's performance.

Successful use of mortgage dollar rolls depends upon the Investment Adviser's ability to predict correctly interest rates and mortgage prepayments. If the Investment Adviser is incorrect in its prediction, a Fund may experience a loss. The Fund does not currently intend to enter into mortgage dollar rolls for financing and does not treat them as borrowings.

Yield Curve Options. The Real Estate Securities Fund may enter into options on the yield ''spread'' or differential between two securities. Such transactions are referred to as ''yield curve'' options. In contrast to other types of options, a yield curve option is based on the difference between the yields of designated securities, rather than the prices of the individual securities, and is settled through cash payments. Accordingly, a yield curve option is profitable to the holder if this differential widens (in the case of a call) or narrows (in the case of a put), regardless of whether the yields of the underlying securities increase or decrease.

The trading of yield curve options is subject to all of the risks associated with the trading of other types of options. In addition, such options present a risk of loss even if the yield of one of the underlying securities remains constant, or if the spread moves in a direction or to an extent which was not anticipated.

Interest Rate Swaps, Mortgage Swaps, Credit Swaps, Currency Swaps, Total Return Swaps, Options on Swaps and Interest Rate Caps, Floors and Collars. Interest rate swaps involve the exchange by a Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments. Mortgage swaps are similar to interest rate swaps in that they represent commitments to pay and receive interest. The notional principal amount, however, is tied to a reference pool or pools of mortgages. Credit swaps involve the receipt of floating or fixed rate payments in exchange for assuming potential credit losses on an underlying security. Credit swaps give one party to a transaction the right to dispose of or acquire an asset (or group of assets), or the right to receive a payment from the other party, upon the occurrence of specified credit events. Currency swaps involve the exchange of the parties' respective rights to make or receive payments in specified currencies. Total return swaps give a Fund the right to receive the appreciation in the value of a specified security, index or other instrument in return for a fee paid to the counterparty, which will typically be an agreed upon interest rate. If the underlying asset in a total return swap declines in value over the term of the swap, the Fund may also be required to pay the dollar value of that decline to the counterparty. Certain Funds may also purchase and write (sell) options contracts on swaps, commonly referred to as swaptions. A swaption is an option to enter into a swap agreement. Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms. The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed-upon terms. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payment of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling the interest rate floor. An interest rate collar is the combination of a cap and a floor that preserves a certain return within a predetermined range of interest rates.

The Real Estate Securities Fund may enter into the transactions described above for hedging purposes or to seek to increase total return. The use of interest rate, mortgage, credit, currency and total return swaps, options on swaps, and interest

rate caps, floors and collars is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Investment Adviser is incorrect in its forecasts of market values, interest rates and currency exchange rates, the investment performance of the Fund would be less favorable than it would have been if these investment techniques were not used.

Inverse Floaters. The Real Estate Securities Fund may invest in inverse floating rate debt securities (''inverse floaters''). The interest rate on inverse floaters resets in the opposite direction from the market rate of interest to which an inverse floater is indexed. An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher the degree of leverage of an inverse floater, the greater the volatility of its market value.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years (or less if the Fund has been in operation for less than five years). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). The information has been audited by Ernst & Young LLP, whose report, along with a Fund's financial statements, is included in the Fund's annual report (available upon request).

TOLLKEEPER FUND (formerly, Internet Tollkeeper Fund)

	Institutional Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 7.11	$ 4.86	$ 7.98	$ 11.97	$ 19.25
Income (loss) from investment operations					
Net investment loss[c]	(0.02)	(0.05)	(0.06)	(0.09)	(0.13)
Net realized and unrealized gain (loss)	0.95	2.30	(3.06)	(3.90)	(6.94)
Total from investment operations	0.93	2.25	(3.12)	(3.99)	(7.07)
Distributions to shareholders					
From net realized gains	—	—	—	—	(0.21)
Net asset value, end of year	$ 8.04	$ 7.11	$ 4.86	$ 7.98	$ 11.97
Total return[a]	13.08%	46.30%	(39.10)%	(33.33)%	(36.88)%
Net assets at end of year (in 000s)	$11,323	$27,687	$15,920	$56,030	$104,631
Ratio of net expenses to average net assets	1.10%	1.10%	1.11%	1.10%	1.10%
Ratio of net investment loss to average net assets	(0.31)%	(0.89)%	(1.06)%	(0.97)%	(0.74)%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	1.16%	1.15%	1.16%	1.10%	1.10%
Ratio of net investment loss to average net assets	(0.37)%	(0.94)%	(1.11)%	(0.97)%	(0.74)%
Portfolio turnover rate	37%	27%	28%	24%	82%

See page 74 for all footnotes.

CORE TAX-MANAGED EQUITY FUND

	Institutional Shares				
		Years Ended December 31,			For the Period Ended December 31, 2000 (commenced April 3)
	2004	2003	2002	2001	
Net asset value, beginning of period	$ 8.21	$ 6.33	$ 7.96	$ 8.96	$ 10.00
Income (loss) from investment operations					
Net investment income (loss)[c]	0.10	0.05	0.04	0.03	0.13
Net realized and unrealized gain (loss)	1.47	1.83	(1.67)	(1.00)	(1.17)
Total from investment operations	1.57	1.88	(1.63)	(0.97)	(1.04)
Distributions to shareholders					
From net investment income	(0.08)	—	—	(0.03)	—
Net asset value, end of period	$ 9.70	$ 8.21	$ 6.33	$ 7.96	$ 8.96
Total return[a]	19.10%	29.70%	(20.48)%	(10.78)%	(10.40)%
Net assets at end of period (in 000s)	$4,177	$2,814	$ 5,863	$ 9,933	$11,787
Ratio of net expenses to average net assets	0.81%	0.85%	0.86%	0.84%	0.84%[b]
Ratio of net investment income (loss) to average net assets	1.16%	0.65%	0.52%	0.42%	1.87%[b]
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	1.17%	1.17%	1.08%	1.05%	1.63%[b]
Ratio of net investment income (loss) to average net assets	0.80%	0.33%	0.30%	0.21%	1.08%[b]
Portfolio turnover rate	102%	73%	81%	102%	77%

See page 74 for all footnotes.

REAL ESTATE SECURITIES FUND

	Institutional Shares				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 14.02	$ 10.55	$ 10.87	$ 11.03	$ 8.69
Income (loss) from investment operations					
Net investment income[c]	0.35	0.46	0.51	0.41	0.48
Net realized and unrealized gain (loss)	4.40	3.65	(0.14)	0.34	2.30
Total from investment operations	4.75	4.11	0.37	0.75	2.78
Distributions to shareholders					
From net investment income	(0.40)	(0.48)	(0.36)	(0.44)	(0.40)
From net realized gains	(1.03)	(0.16)	(0.27)	(0.47)	—
From tax return of capital	—	—	(0.06)	—	(0.04)
Total distributions	(1.43)	(0.64)	(0.69)	(0.91)	(0.44)
Net asset value, end of year	$ 17.34	$ 14.02	$ 10.55	$ 10.87	$ 11.03
Total return[a]	34.76%	39.90%	3.31%	7.16%	32.45%
Net assets at end of year (in 000s)	$232,525	$125,388	$76,792	$74,923	$74,125
Ratio of net expenses to average net assets	1.04%	1.04%	1.05%	1.04%	1.04%
Ratio of net investment income to average net assets	2.34%	3.81%	4.53%	3.75%	4.89%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	1.13%	1.16%	1.19%	1.18%	1.34%
Ratio of net investment income to average net assets	2.25%	3.69%	4.39%	3.61%	4.59%
Portfolio turnover rate	30%	17%	37%	50%	49%

See page 74 for all footnotes.

Footnotes:

a *Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.*

b *Annualized.*

c *Calculated based on the average shares outstanding methodology.*



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Index

Specialty Funds

Prospectus (Institutional Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders. In the Funds' annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Funds' performance during the last fiscal year.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550. You can also access and download the annual and semi-annual reports and the Additional Statement at the Funds' website: http://www.gs.com/funds.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-621-2550
- By mail: Goldman Sachs Funds, P.O. Box 06050
Chicago, IL 60606-6306
- By e-mail: gs-funds@gs.com
- On the Internet: SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.


Goldman
Sachs

Asset
Management

SPECPROINST

Oakmark Units

Government Portfolio

A Cash Management Vehicle for
Existing and Prospective Shareholders of


OAKMARK

PROSPECTUS

April 29, 2005

The Oakmark Funds
Two North LaSalle Street
Chicago, Illinois 60602-3790

Prospectus

Oakmark Units

April 29, 2005

■ Government Portfolio



S.P.CO.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THE PORTFOLIO IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH THE PORTFOLIO SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN THE PORTFOLIO.

General Investment Management Approach

The Government Portfolio (the ''Portfolio'') is a portfolio of Goldman Sachs Trust (the ''Trust''), an open-end, management investment company (a ''mutual fund'') which includes the Goldman Sachs-Institutional Liquid Assets Portfolios. This Prospectus relates to the offering of ILA Service Units of beneficial interest of the Government Portfolio (''Oakmark Units'') through Harris Associates L.P. (''Harris Associates'') in its capacity as a Service Organization for the Portfolio and adviser to Harris Associates Investment Trust (''Oakmark'').

Goldman Sachs Asset Management, L.P. (''GSAM®'') serves as Investment Adviser to the Portfolio. GSAM is referred to in this Prospectus as the ''Investment Adviser.'' Harris Associates or its designee will act as nominee and record holder of the Oakmark Units. You should be aware that Oakmark Units of the Portfolio may be purchased only through Harris Associates or its designee. Harris Associates is not the distributor of the Portfolio.

Goldman Sachs' Money Market Investment Philosophy:

The Portfolio is managed to seek preservation of capital, daily liquidity and maximum current income. The Investment Adviser follows a conservative, risk-managed investment process that seeks to:

- Manage credit risk
- Manage interest rate risk
- Manage liquidity

Since 1981, the Investment Adviser has actively managed the Goldman Sachs Money Market Funds to provide investors with the greatest possible preservation of principal and income potential.

Investment Process

1. Managing Credit Risk

The Investment Adviser's process for managing risk emphasizes:

- ***Intensive research***—The Credit Department, a separate operating entity of Goldman, Sachs & Co. (''Goldman Sachs''), approves all money market fund eligible securities for the Portfolio. Sources for the Credit Department's analysis include third-party inputs, such as financial statements and media sources, ratings releases and company meetings, as well as the Investment Research, Legal and Compliance departments of Goldman Sachs.

- ***Timely updates***—A Credit Department-approved list of securities is continuously communicated on a ‘‘real-time’’ basis to the portfolio management team via computer link.

The Result: An ‘‘approved’’ list of high-quality credits—The Investment Adviser’s portfolio management team uses this approved list to construct a portfolio which offers the best available risk-return tradeoff within the ‘‘approved’’ credit universe.

2. Managing Interest Rate Risk

Three main steps are followed in seeking to manage interest rate risk:

- ***Establish weighted average maturity (‘‘WAM’’) target***—WAM (the weighted average time until the yield of a portfolio reflects any changes in the current interest rate environment) is constantly revisited and adjusted as market conditions change. An overall strategy is developed by the portfolio management team based on insights gained from weekly meetings with both Goldman Sachs economists and economists from outside the firm.
- ***Implement optimum portfolio structure***—Proprietary models that seek the optimum balance of risk and return, in conjunction with the Investment Adviser’s analysis of factors such as market events, short-term interest rates and the Portfolio’s asset volatility, are used to identify the most effective portfolio structure.
- ***Conduct rigorous analysis of new securities***—The Investment Adviser’s five-step process includes legal, credit, historical index and liquidity analysis, as well as price stress testing to determine suitability for money market mutual funds.

3. Managing Liquidity

Factors that the Investment Adviser’s portfolio managers continuously monitor and that affect liquidity of a money market portfolio include:

- The Portfolio’s investors and factors that influence their asset volatility;
- Technical events that influence the trading range of federal funds and other short-term fixed-income markets; and
- Bid-ask spreads associated with securities in the portfolio.

The benchmark for the Portfolio is the iMoneyNet, Inc. Institutional Government Average Index.

Reference in this Prospectus to the Portfolio’s benchmark is for informational purposes only, and unless otherwise noted is not an indication of how the Portfolio is managed.

Portfolio Investment Objective and Strategies

INVESTMENT OBJECTIVE

Government Portfolio:

The Government Portfolio seeks to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity by investing exclusively in high quality money market instruments. The Government Portfolio pursues its investment objective by investing, directly or indirectly, only in U.S. Government Securities and repurchase agreements relating to such securities.

PRINCIPAL INVESTMENT STRATEGIES

The table below identifies some of the investment techniques that may (but are not required to) be used by the Portfolio in seeking to achieve its investment objective. Numbers in this table show allowable usage only; for actual usage, consult the Portfolio's annual and semi-annual reports. For more information see Appendix A.

Investment Policies Matrix

	Government Portfolio
U.S. Treasury Obligations	■[1]
U.S. Government Securities	■
Repurchase Agreements	■
Investment Companies	■ Up to 10% of total assets in other investment companies
Credit Quality[2]	First Tier[3]
Summary of Taxation for Distributions[4]	Taxable federal and state[5]
Miscellaneous	Reverse repurchase agreements not permitted

Note: See Appendix A for a description of, and certain criteria applicable to, each of these categories of investments.

[1] *Issued or guaranteed by the U.S. Treasury.*

[2] *If the Portfolio holds a security supported by a guarantee or demand feature, it may rely on the credit quality of the guarantee or demand feature in determining the credit quality of the investment.*

[3] *First Tier Securities are (a) rated in the highest short-term rating category by at least two nationally recognized statistical rating organizations (''NRSRO''), or if only one NRSRO has assigned a rating, by that NRSRO; or (b) issued or guaranteed by, or otherwise allow the Portfolio under certain conditions to demand payment from, an entity with such ratings. U.S. Government Securities are considered First Tier Securities.*

[4] *See ''Taxation'' for an explanation of the tax consequences summarized in the table above.*

[5] *Taxable in many states except for distributions from U.S. Treasury Obligation interest income and certain U.S. Government Securities interest income.*

- ***The Portfolio:*** The Portfolio's securities are valued by the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940, as amended (the ''Act''). Under Rule 2a-7, the Portfolio may invest only in U.S. dollar-denominated securities that are determined to present minimal credit risk and meet certain other criteria, including conditions relating to maturity, diversification and credit quality. These operating policies may be more restrictive than the fundamental policies set forth in the Statement of Additional Information (the ''Additional Statement'').
- ***The Investors:*** The Portfolio is designed for investors seeking a high rate of return, a stable net asset value (''NAV'') and convenient liquidation privileges. The Portfolio is particularly suitable for banks, corporations and other financial institutions that seek investment of short-term funds for their own accounts or for the accounts of their customers.
- ***NAV:*** The Portfolio seeks to maintain a stable NAV of $1.00 per unit. There can be no assurance that the Portfolio will be able at all times to maintain a NAV of $1.00 per unit.
- ***Maximum Remaining Maturity of Portfolio Investments:*** 13 months (as determined pursuant to Rule 2a-7) at the time of purchase.
- ***Dollar-Weighted Average Portfolio Maturity:*** Not more than 90 days (as required by Rule 2a-7).
- ***Investment Restrictions:*** The Portfolio is subject to certain investment restrictions that are described in detail under ''Investment Restrictions'' in the Additional Statement. Fundamental investment restrictions and the investment objective of the Portfolio cannot be changed without approval of a majority of the outstanding units of the Portfolio. All investment policies not specifically designated as fundamental are non-fundamental and may be changed without unitholder approval.
- ***Diversification:*** Diversification can help the Portfolio reduce the risks of investing. In accordance with current regulations of the Securities and Exchange Commission (the ''SEC''), the Portfolio may not invest more than 5% of the value of its total assets at the time of purchase in the securities of any single issuer with the exception that the Portfolio may invest up to 25% of its total assets in the securities of a single issuer for up to three business days. These limitations do not apply to cash, certain repurchase agreements, U.S. Government Securities (as defined in Appendix A) or securities of other investment companies. In addition, securities subject to certain unconditional guarantees and securities that are not ''First Tier Securities'' as defined by the SEC are subject to different diversification requirements as described in the Additional Statement.

Principal Risks of the Portfolio

Loss of money is a risk of investing in the Portfolio. An investment in the Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The following summarizes important risks that apply to the Portfolio and may result in a loss of your investment. The Portfolio should not be relied upon as a complete investment program. There can be no assurance that the Portfolio will achieve its investment objective.

• Applicable	Government Portfolio
NAV	•
Interest Rate	•
Credit/Default	•
Liquidity	•
U.S. Government Securities	•

Risks that apply to the Portfolio:

- ***NAV Risk***—The risk that the Portfolio will not be able to maintain a NAV per unit of $1.00 at all times.
- ***Interest Rate Risk***—The risk that during periods of rising interest rates, the Portfolio's yield (and the market value of its securities) will tend to be lower than prevailing market rates; in periods of falling interest rates, the Portfolio's yield will tend to be higher.
- ***Credit/Default Risk***—The risk that an issuer or guarantor of a security, or a bank or other financial institution that has entered into a repurchase agreement, may default on its payment obligations.
- ***Liquidity Risk***—The risk that the Portfolio will be unable to pay redemption proceeds within the time period stated in this Prospectus, because of unusual market conditions, an unusually high volume of redemption requests, or other reasons.
- ***U.S. Government Securities Risk***—The risk that the U.S. government will not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. Although many U.S. Government Securities purchased by the Portfolio, such as those issued by the Federal National Mortgage Association (''Fannie Mae''), Federal Home Loan Mortgage Corporation (''Freddie Mac'') and Federal Home Loan Banks, may be chartered or sponsored by Acts of Congress, their securities are neither issued nor guaranteed by the United States Treasury and, therefore, are not backed by the full faith and credit of the United States. The maximum potential liability of the issuers of some U.S. Government Securities held by the Portfolio may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is

possible that these issuers will not have the funds to meet their payment obligations in the future.

More information about the Portfolio's portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Portfolio Performance

HOW THE PORTFOLIO HAS PERFORMED

The bar chart and table below provide an indication of the risks of investing in the Portfolio by showing: (a) changes in the performance of the Portfolio's Oakmark Units from year to year for up to the last ten years; and (b) the average annual returns of the Portfolio's Oakmark Units. Investors should be aware that the fluctuation of interest rates is one primary factor in performance volatility. The bar chart (including ''Best Quarter'' and ''Worst Quarter'' information) and table assume reinvestment of dividends and distributions. The Portfolio's past performance is not necessarily an indication of how the Portfolio will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, the Portfolio's performance would have been reduced. You may obtain the Portfolio's current yield by calling 1-800-OAKMARK (1-800-625-6275).

Government Portfolio



TOTAL RETURN
CALENDAR YEAR
Best Quarter*
Q3 '00 1.46%
Worst Quarter*
Q3 '03 0.05%
5.35%
4.73%
4.89%
4.79%
4.35%
5.63%
3.28%
0.93%
0.33%
0.57%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2004	1 Year	5 Years	10 Years	Since Inception
Oakmark Units (Inception 7/1/90)	0.57%	2.12%	3.46%	3.67%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

Portfolio Fees and Expenses (Oakmark Units)

This table describes the fees and expenses that you would pay if you buy and hold Oakmark Units of the Portfolio.

	Government Portfolio
Unitholder Fees **(fees paid directly from your investment):**	
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fees	None
Exchange Fees	None
Annual Portfolio Operating Expenses **(expenses that are deducted from Portfolio assets):**[1]	
Management Fees	0.35%
Other Expenses*	0.61%
Service Fees[2]	0.25%
Shareholder Administration Fees	0.15%
All Other Expenses[3]	0.21%
Total Portfolio Operating Expenses[4]*	0.96%

See page 10 for all other footnotes.

* As a result of waivers and expense limitations, the ''Other Expenses'' and ''Total Portfolio Operating Expenses'' of the Portfolio which are actually incurred are set forth below. The waivers and expense limitations may be terminated at any time at the option of the Investment Adviser and, with respect to the expense limitations described in footnote 4, with the approval of the Trustees. If this occurs, ''Other Expenses'' and ''Total Portfolio Operating Expenses'' may increase without shareholder approval.

	Government Portfolio
Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets):	
Management Fees	*0.35%*
Other Expenses	*0.48%*
Service Fees[2]	*0.25%*
Shareholder Administration Fees	*0.15%*
All Other Expenses[3]	*0.08%*
Total Portfolio Operating Expenses (after expense limitations)[4]	*0.83%*

Portfolio Fees and Expenses continued

[1] *The Portfolio's annual operating expenses are based on actual expenses for the fiscal year ended December 31, 2004.*

[2] *Service Organizations may charge other fees directly to their customers who are the beneficial owners of Oakmark Units in connection with their customers' accounts. Such fees may affect the return such customers realize with respect to their investments.*

[3] *''All Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of the Portfolio's Oakmark Units plus all other ordinary expenses not detailed above.*

[4] *The Investment Adviser has voluntarily agreed to reduce or limit ''Total Portfolio Operating Expenses'' of the Government Portfolio such that Total Portfolio Operating Expenses (excluding service fees, shareholder administration fees, taxes, interest, brokerage fees, litigation, indemnification, shareholder meeting and other extraordinary expenses) will not exceed 0.434% of the Portfolio's average daily net assets.*

Example

The following Example is intended to help you compare the cost of investing in the Government Portfolio (without the expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Oakmark Units of the Portfolio for the time periods indicated and then redeem all of your units at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Portfolio	1 Year	3 Years	5 Years	10 Years
Government	$98	$306	$531	$1,178

Service Organizations that invest in Oakmark Units on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your Service Organization for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investment.

Certain Service Organizations that invest in Oakmark Units may receive other compensation in connection with the sale and distribution of Oakmark Units or for services to their customers' accounts and/or the Portfolio. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Payments to Intermediaries'' in the Additional Statement.

In addition to Oakmark Units, the Portfolio also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services than Oakmark Units. Information regarding these other share classes may be obtained from your sales representative or from Oakmark by calling the number on the back cover of this Prospectus.

Service Providers

INVESTMENT ADVISER

Goldman Sachs Asset Management, L.P. (''GSAM'') 32 Old Slip, New York, New York 10005, has been registered as an investment adviser with the SEC since 1990 and is an affiliate of Goldman Sachs. As of December 31, 2004, GSAM, along with other units of the Investment Management Division of Goldman Sachs, had assets under management of $451.3 billion.

The Investment Adviser provides day-to-day advice regarding the Portfolio's transactions. The Investment Adviser also performs the following services for the Portfolio:

- Continually manages the Portfolio, including the purchase, retention and disposition of securities and other assets
- Administers the Portfolio's business affairs
- Performs various unitholder servicing functions (to the extent not provided by other organizations)

Pursuant to SEC orders, the Government Portfolio may enter into principal transactions in certain money market instruments, including repurchase agreements, with Goldman Sachs.

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of the Portfolio's average daily net assets):

Portfolio	Contractual Rate	Actual Rate For the Fiscal Year Ended December 31, 2004
Government	0.35%	0.35%

The difference, if any, between the stated fees and the actual fees paid by the Portfolio reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of the Portfolio's units. Goldman Sachs, P.O. Box 06050, Chicago, Illinois 60606-6306, also serves as the Portfolio's transfer agent (the ''Transfer Agent'') and, as such, performs various unitholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold units of the Portfolio. Goldman Sachs reserves the right to redeem at any time some or all of the units acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to the Portfolio or limit the Portfolio's investment activities. Goldman Sachs is a full service investment banking, broker dealer, asset management and financial services organization and a major participant in global financial markets. As such, it acts as an investor, investment banker, research provider, investment manager, financer, advisor, market maker, trader, prime broker, lender, agent and principal, and has other direct and indirect interests, in the global fixed income, currency, commodity, equity and other markets in which the Portfolio directly and indirectly invests. Thus, it is likely that the Portfolio will have multiple business relationships with and will invest in, engage in transactions with, make voting decisions with respect to, or obtain services from entities for which Goldman Sachs performs or seeks to perform investment banking or other services. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Portfolio and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Portfolio. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Portfolio. The results of the Portfolio's investment activities, therefore, may differ from those of Goldman Sachs, its affiliates, and other accounts managed by Goldman Sachs and it is possible that the Portfolio could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Portfolio may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. Furthermore, transactions undertaken by Goldman Sachs, its affiliates or Goldman Sachs advised clients may adversely impact the Portfolio. Transactions by one or more Goldman Sachs advised clients or the Investment Adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Portfolio. The Portfolio's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a global financial services firm, Goldman Sachs also provides a wide range of investment banking and financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it may create markets or specialize in, have positions in and affect transactions in, securities of issuers held by the Portfolio, and may also perform or seek to perform investment banking and financial services for those issuers. Goldman Sachs and its affiliates may have business relationships with and purchase or distribute or sell services or products from or to distributors, consultants or others who recommend the Portfolio or who engage in transactions with or for the Portfolio. For more information about conflicts of interest, see the Additional Statement.

Under a securities lending program approved by the Portfolio's Board of Trustees, the Portfolio has retained an affiliate of the Investment Adviser to serve as the securities lending agent for the Portfolio to the extent that the Portfolio engages in the securities lending program. For these services, the lending agent may receive a fee from the Portfolio, including a fee based on the returns earned on the Portfolio's investment of the cash received as collateral for the loaned securities. In addition, the Portfolio may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Portfolio's portfolio investment transactions.

LEGAL PROCEEDINGS

On April 2, 2004, Lois Burke, a plaintiff identifying herself as a shareholder of the Goldman Sachs Internet Tollkeeper Fund, filed a purported class and derivative action lawsuit in the United States District Court for the Southern District of New York against The Goldman Sachs Group, Inc. (''GSG''), Goldman Sachs Asset Management, L.P. (''GSAM''), the Trustees and Officers of the Goldman Sachs Trust (the ''Trust''), and John Doe Defendants. In addition, certain investment portfolios of the Trust were named as nominal defendants. On April 19 and May 6, 2004, additional class and derivative action lawsuits containing substantially similar allegations and requests for redress were filed in the United States District Court for the Southern District of New York. On June 29, 2004, the three complaints were consolidated into one action, *In re Goldman Sachs Mutual Funds Fee*

Litigation, and on November 17, 2004, the plaintiffs filed a consolidated amended complaint against GSG, GSAM, Goldman Sachs Asset Management International (''GSAMI''), Goldman, Sachs & Co., the Trustees and Officers of the Trust and John Doe Defendants (collectively, the ''Defendants'') in the United States District Court for the Southern District of New York. Certain investment portfolios of the Trust and Goldman Sachs Variable Insurance Trust (collectively, the ''Goldman Sachs Funds'') were also named as nominal defendants in the amended complaint.

The consolidated amended complaint, which is brought on behalf of all persons or entities who held shares in the Goldman Sachs Funds between April 2, 1999 and January 9, 2004, inclusive (the ''Class Period''), asserts claims involving (i) violations of the Act, the Investment Advisers Act of 1940, and New York General Business Law; (ii) common law breach of fiduciary duty; (iii) aiding and abetting breach of fiduciary duty; and (iv) unjust enrichment. The complaint alleges, among other things, that during the Class Period, the Defendants made improper and excessive brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds and omitted statements of fact in registration statements and reports filed pursuant to the Act which were necessary to prevent such registration statements and reports from being materially false and misleading. In addition, the complaint alleges that the Goldman Sachs Funds paid excessive and improper investment advisory fees to GSAM and GSAMI. The complaint also alleges that GSAM and GSAMI used Rule 12b-1 fees for improper purposes and made improper use of soft dollars. The complaint further alleges that the Trust's Officers and Trustees breached their fiduciary duties in connection with the foregoing. The plaintiffs in the cases are seeking compensatory damages; punitive damages; rescission of GSAM's and GSAMI's investment advisory agreement and return of fees paid; an accounting of all Goldman Sachs Funds-related fees, commissions and soft dollar payments; restitution of all unlawfully or discriminatorily obtained fees and charges; and reasonable costs and expenses, including counsel fees and expert fees.

Based on currently available information, GSAM and GSAMI believe that the likelihood that the pending purported class and derivative action lawsuit will have a material adverse financial impact on the Goldman Sachs Funds is remote, and the pending action is not likely to materially affect their ability to provide investment management services to their clients, including the Goldman Sachs Funds.

Dividends

All or substantially all of the Portfolio's net investment income will be declared as a dividend daily and paid to Harris Associates for distribution to holders of Oakmark Units monthly. Dividends will normally, but not always, be declared as of 4:00 p.m. New York time. You may choose to have dividends paid in:

- Cash
- Additional Oakmark Units of the same Portfolio

You may indicate your election on your New Account Registration Form. Any changes may be submitted in writing to Harris Associates at any time. If you do not indicate any choice, dividends and distributions will be reinvested automatically in the Portfolio.

Dividends will be reinvested as of the last calendar day of each month. Cash distributions normally will be paid on or about the first business day of each month. Net short-term capital gains, if any, will be distributed in accordance with federal income tax requirements and may be reflected in the Portfolio's daily distributions.

The Portfolio may distribute at least annually other realized capital gains, if any, after reduction by available capital losses. In order to avoid excessive fluctuations in the amount of monthly capital gains distributions, a portion of any net capital gains realized on the disposition of securities during the months of November and December may be distributed during the subsequent calendar year. The realized gains and losses are not expected to be of an amount which would affect the Portfolio's NAV of $1.00 per unit.

Unitholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Portfolio's Oakmark Units.

HOW TO BUY OAKMARK UNITS

How Can I Purchase Oakmark Units Of The Portfolio?

You may purchase Oakmark Units of the Portfolio by check, by wire, by electronic transfer or by exchange. There are no sales commissions or underwriting discounts. The minimum initial investment is $1,000 or $500 in the case of a Coverdell Education Savings Account or participation in the Automatic Investment Plan or Payroll Deduction Plan. Minimum subsequent investments are $100, except for reinvestments of dividends and capital gain distributions.

Oakmark Units of the Portfolio may be purchased on any business day at the NAV next determined after receipt by Oakmark of both the purchase order and the purchase amount in federal funds. Oakmark Units of the Government Portfolio are deemed to have been purchased when an order becomes effective and are entitled to dividends as follows:

If an effective order is received by Oakmark	Dividends Begin
By: 3:00 p.m.—N.Y. time	Same Business Day
After: 3:00 p.m.—N.Y. time	Next Business Day

By Check. To make an initial purchase of units, complete and sign the New Account Registration Form and mail it to The Oakmark Funds, P.O. Box 219558, Kansas City, MO 64121-9558, together with a check for the total purchase amount payable to The Oakmark Funds.

You may make subsequent investments by submitting a check (except that a third-party check will not be accepted) along with either the stub from your Portfolio account confirmation statement or a note indicating the amount of the purchase, your account number, and the name in which your account is registered. Each individual check submitted for purchase must be at least $100. Oakmark will not accept cash, drafts, ''starter'' checks, third-party checks, or checks drawn on banks outside of the United States. If your order to purchase Oakmark Units of the Portfolio is cancelled because your check does not clear, you will be responsible for any resulting loss incurred by Oakmark. Purchases by check are effective as soon as a check is converted to federal funds. A purchase by check is deemed to be effective prior to the Portfolio's cut-off time noted above on the date such purchase proceeds convert to federal funds. It is expected that checks will ordinarily be converted to federal funds within one business day after receipt. Oakmark Units purchased by check may not be redeemed until the check has cleared, as described under ''How to Redeem Units.''

By Wire Transfer. You may also pay for Oakmark Units by instructing your bank to wire money to Oakmark. Your bank may charge you a fee for sending the wire. **If you are opening a new account by wire transfer, you must first telephone Oakmark at 1-800-OAKMARK (1-800-625-6275) to request an account number and furnish your social security or other tax identification number.** Neither the Portfolio nor Oakmark will be responsible for the consequences of delays, including delays in the banking or Federal Reserve wire systems.

Purchases by wire transfer will be effected the day the wire transfer is received if the wire transfer is received prior to the Portfolio's cut-off time as noted above.

By Electronic Transfer. If you have an established Portfolio account you may make subsequent investments by an electronic transfer of funds from your bank account. Electronic transfer allows you to make purchases at your request by calling 1-800-OAKMARK (1-800-625-6275) or at pre-scheduled intervals. (See ''Unitholder Services.'') You may not open a new account through electronic transfer.

By Internet. To make an initial purchase of units over the Internet, login to the Oakmark Funds' website at *www.oakmark.com* and pull down the ''Investing with Us'' menu. Next, select ''Open an Account'' and follow the instructions. Your initial investment must be at least $1,000.

To add to your account, login to the Oakmark Funds' website at *www.oakmark.com* and use the ''Account Login'' fields to access your account. Once you gain access using your social security number and PIN number, follow the instructions to add to your account. Your subsequent investments must be at least $100.

By Exchange. You may purchase Oakmark Units of the Portfolio by exchange of shares from the Class I Shares of The Oakmark Fund, The Oakmark Select Fund, The Oakmark International Fund, The Oakmark Equity and Income Fund, The Oakmark Global Fund and The Oakmark International Small Cap Fund (''The Oakmark Funds'') by phone, by mail, or over the Internet. **An exchange transaction is a sale and purchase for federal income tax purposes and may result in capital gain or loss.** Please review the information under ''How to Redeem Units—By Exchange.''

Each of The Oakmark Funds imposes a short-term trading fee on redemptions of Class I Shares held for 90 days or less to offset two types of costs to the Fund caused by short-term trading: portfolio transaction and market impact costs associated with erratic redemption activity and administrative costs associated with processing redemptions. The fee is paid to the Fund and is 2% of the redemption value and is deducted from either the redemption proceeds or from the balance in the account.

The ''first-in, first-out'' (FIFO) method is used to determine the holding period, which means that if you bought shares on different days, the shares purchased first will be redeemed first for purposes of determining whether the short-term trading fee applies.

The Oakmark Funds do not impose a redemption fee on a redemption of:

- shares acquired by reinvestment of dividends or distributions of a Fund; or
- shares held in an account of certain retirement plans or profit sharing plans or purchased through certain Intermediaries.

General. Each purchase order for Oakmark Units must be accepted by Oakmark. Once your purchase order has been accepted, you may not cancel or revoke it; however, you may redeem the Oakmark Units. Oakmark reserves the right not to accept any purchase order that it determines not to be in the best interest of Oakmark or of the Portfolio's unitholders. Oakmark uses procedures designed to give reasonable assurance that telephone instructions are genuine, including recording telephone calls, testing a caller's identity and sending written confirmation of telephone transactions. If Oakmark does not follow such procedures, it may be liable for losses due to unauthorized or fraudulent telephone instructions. Oakmark will not be liable for acting upon instructions communicated by telephone that it reasonably believes to be genuine.

The Board of Trustees of the Trust has not adopted policies and procedures with respect to frequent purchases and redemptions of Portfolio units in light of the nature and high quality of the Portfolio's investments. The Portfolio reserves the right, however, to refuse a purchase or exchange order if management of the Trust believes that the transaction may not be in the best interests of the Portfolio. The Trust and Goldman Sachs will not be liable for any loss resulting from rejected purchase or exchange orders. In addition, restrictions on frequent transactions may apply with respect to the Oakmark Funds. See ''Telephone Exchange Privilege'' below for other restrictions relating to market timing.

Generally, the Fund will not allow non-U.S. citizens and certain U.S. citizens residing outside the United States to open an account directly with the Fund.

The Fund may allow Service Organizations to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

What Do I Need To Know About Service Organizations?

Service Organizations, including Harris Associates, may provide the following services in connection with their customers' investments in ILA Service Units:

- Personal and account maintenance services; and
- Shareholder administration services.

Personal and account maintenance services include:

- Providing facilities to answer inquiries and respond to correspondence with the Service Organization's customers
- Acting as liaison between the Service Organization's customers and the Trust
- Assisting customers in completing application forms, selecting dividend and other options, and similar services

Shareholder administration services include:

- Acting, directly or through an agent, as the sole shareholder of record
- Maintaining account records for customers
- Processing orders to purchase, redeem and exchange shares for customers
- Processing confirmation statements and payments for customers
- Facilitating the inclusion of the Portfolio in customer accounts, products and services.

Some (but not all) Services Organizations are authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- The Portfolio will be deemed to have received an order in proper form when the order is accepted by the authorized Service Organization or intermediary on a business day, and the order will be priced at the Portfolio's NAV next determined after such acceptance.
- Service Organizations or intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your Service Organization directly to learn whether it is authorized to accept orders for the Trust.

Pursuant to a service plan and a separate shareholder administration plan adopted by the Trust's Board of Trustees, Service Organizations are entitled to receive payment for their services from the Trust. These payments are equal to 0.25% (annualized) for personal and account maintenance services plus an additional

0.15% (annualized) for shareholder administration services of the average daily net assets of the ILA Service Units of the Portfolio, that are attributable to or held in the name of the Service Organization for its customers. In addition, GSAM, at its own expense, may pay a Service Organization up to 0.10% of the average daily net assets of the ILA Service Units of the Portfolio, which are attributable to or held in the name of the Service Organization for its customers. Such compensation does not represent an additional expense to the Portfolio or its unitholders, since it will be paid from the assets of GSAM.

The Investment Adviser, Distributor and/or their affiliates may also make additional payments to Service Organizations, including Harris Associates, and other financial intermediaries (''Intermediaries'') from time to time to promote the sale, distribution and/or servicing of shares of the Portfolio and other Goldman Sachs Funds. These payments are made out of the Investment Adviser's, Distributor's and/or their affiliates' own assets, and are not an additional charge to the Portfolio. The payments are in addition to the fees described in this Prospectus. Such payments are intended to compensate Intermediaries for, among other things: marketing shares of the Portfolio and other Goldman Sachs Funds, which may consist of payments relating to the Portfolio's inclusion on preferred or recommended fund lists or in certain sales programs from time to time sponsored by the Intermediaries; access to the Intermediaries' registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; and/or other specified services intended to assist in the distribution and marketing of the Portfolio and other Goldman Sachs Funds. The payments may also, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote the sale of shares, as well as sponsor various educational programs, sales contests and/or promotions. The additional payments by the Investment Adviser, Distributor and/or their affiliates may also compensate Intermediaries for subaccounting, administrative and/or shareholder processing services that are in addition to the fees paid for these services by the Portfolio. The amount of these additional payments is normally not expected to exceed 0.50% (annualized) of the amount sold or invested through the Intermediaries. Please refer to the ''Payments to Intermediaries'' section of the Additional Statement for more information about these payments.

The payments made by the Investment Adviser, Distributor and/or their affiliates may be different for different Intermediaries. The presence of these payments and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered representative or salesperson to highlight, feature or recommend the Portfolio or other Goldman Sachs Funds based, at least in part, on the level of compensation paid. You should contact your Service Organization or other Intermediary for more information about the payments it receives and any potential conflicts of interest.

In addition to Oakmark Units, the Portfolio also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services than Oakmark Units. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

Customer Identification Program. Federal law requires the Portfolio to obtain, verify and record identifying information, which may include the name, residential or business street address, date of birth (for an individual), Social Security Number or taxpayer identification number or other identifying information, for each investor who opens an account with the Portfolio. Applications without the required information, or (where applicable) without an indication that a Social Security Number or taxpayer identification number has been applied for, may not be accepted by the Portfolio. After accepting an application, to the extent permitted by applicable law or their customer identification program, the Portfolio reserves the right to: (i) place limits on transactions in any account until the identity of the investor is verified; (ii) refuse an investment in the Portfolio; or (iii) involuntarily redeem an investor's shares and close an account in the event that the Portfolio is unable to verify an investor's identity. The Portfolio and its agents will not be responsible for any loss in an investor's account resulting from the investor's delay in providing all required identifying information or from closing an account and redeeming an investor's shares pursuant to the customer identification program.

How Are Units Priced?

The price you pay or receive when you buy, sell or exchange Oakmark Units is the Portfolio's next determined NAV. The Portfolio calculates NAV as follows:

$$\text{NAV} = \frac{(\text{Value of Assets of the Class}) - (\text{Liabilities of the Class})}{\text{Number of Outstanding Units of the Class}}$$

- NAV per unit is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time or such time as the New York Stock Exchange or NASDAQ market may officially close). Portfolio units will be priced on any day the New York Stock Exchange is open, except for days on which Chicago, Boston or New York banks are closed for local holidays.
- On any business day when the Bond Market Association (''BMA'') recommends that the securities markets close early, the Portfolio reserves the right to close at or prior to the BMA recommended closing time. If the Portfolio does so, it will

cease granting same business day credit for purchase and redemption orders received after the Portfolio's closing time and credit will be given to the next business day.

- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and units are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open the Portfolio for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether the Portfolio is open for business during an emergency situation, please call 1-800-621-2550.

To help the Portfolio maintain its $1.00 constant unit price, portfolio securities are valued at amortized cost in accordance with SEC regulations. Amortized cost will normally approximate market value. There can be no assurance that the Portfolio will be able at all times to maintain a NAV of $1.00 per unit.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by the Portfolio to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

HOW TO SELL OAKMARK UNITS

How Can I Sell Oakmark Units Of The Portfolio?

By Mail. You may redeem all or any part of your Oakmark Units of the Portfolio upon your written request delivered to The Oakmark Funds, P.O. Box 219558, Kansas City, MO 64121-9558.

Your redemption request must:

- identify the Portfolio and give your account number;
- specify the number of units or dollar amount to be redeemed;
- be signed in ink by all owners exactly as their names appear on the account; and
- for redemptions payable to an address other than the unitholder address of record, include a stamp 2000 Medallion Signature Guarantee by an ''eligible guarantor institution'' as defined in the Securities Exchange Act of 1934 (including a bank, broker, dealer, credit union, national securities exchange,

registered securities association, clearing agency or savings association, but not a notary public) for each signature on the redemption request (the guarantee must use the phrase ‘‘medallion signature guaranteed’’ and must include the name of the guarantor bank firm and an authorized signature).

Special rules apply to redemptions by corporations, trusts and partnerships. In the case of a corporation, the request must be signed in the name of the corporation by an officer whose title must be stated, and must be accompanied by a bylaw provision or resolution of the board of directors, certified within 60 days, authorizing the officer to so act. A redemption request from a partnership or a trust must be signed in the name of the partnership or trust by a general partner or a trustee and include a medallion signature guarantee. If the trustee is not named in the account registration, a redemption request by a trust must also include evidence of the trustee’s appointment as such (*e.g.*, a certified copy of the relevant portions of the trust instrument). Under certain circumstances, before Oakmark Units can be redeemed, additional documents may be required in order to verify the authority of the person seeking to redeem.

By Check. Holders of Oakmark Units of the Portfolio may elect to have checks issued to them in order to redeem Oakmark Units from their accounts in the Portfolio. When Oakmark receives a completed New Account Registration Form and Checkwriting Signature Form, Oakmark will forward to the requesting customer a supply of checks. Checks drawn on this account may be payable to the order of any person in any amount of $500 or more, but cannot be certified. The payee of the check may cash or deposit it like any other check drawn on a bank. When such a check is presented to Oakmark for payment, a sufficient number of full and fractional Oakmark Units will be redeemed to cover the amount of the check. Cancelled checks will be returned to the recordholder of Oakmark Units by Oakmark.

The check redemption privilege enables a unitholder to receive the dividends declared on the Oakmark Units to be redeemed until the date the check is processed. Because of this feature, the check redemption privilege may not be used for complete liquidation of a unitholder’s account. If the amount of a check is greater than the value of the Oakmark Units held in the unitholder’s account, the check will be returned unpaid, and the unitholder may be subject to extra charges.

Oakmark reserves the right to impose conditions on, limit the availability of or terminate the check redemption privilege at any time with respect to a particular unitholder or all unitholders in general. The Trust and Oakmark reserve the right at any time to suspend the procedure permitting redemptions by check and intend to do so in the event that federal legislation or regulations impose reserve requirements or other restrictions deemed by the Trustees to be adverse to the interests of other Oakmark unitholders of the Portfolio.

By Exchange. You may redeem all or any portion of your Oakmark Units of the Portfolio and use the proceeds to purchase Class I Shares of The Oakmark Funds if your signed, properly completed New Account Registration Form is on file. **An exchange transaction is a sale and purchase for federal income tax purposes and may result in capital gain or loss.** Before exchanging, you should obtain a prospectus from The Oakmark Funds and read it carefully. The exchange privilege is not an offering or recommendation of shares of The Oakmark Funds. The registration of the account to which you are making an exchange must be exactly the same as that of the account from which the exchange is made and the amount you exchange must meet any applicable minimum investment of the Fund being purchased. An exchange may be made by following the redemption procedure described above under ''By Mail'' and indicating the Fund to be purchased, except that a signature guarantee normally is not required. (See also the discussion below of the Telephone Exchange Privilege.)

Special Redemption Privileges. The Telephone Exchange and Telephone Redemption Privileges will be established automatically when you open your account. Other Privileges must be specifically elected. A medallion signature guarantee may be required to establish a Privilege after you open your account.

Telephone Exchange Privilege. You may use the Telephone Exchange Privilege to exchange among The Oakmark Funds and the Portfolio by calling 1-800-OAKMARK (1-800-625-6275). The general redemption policies apply to redemptions by Telephone Exchange. (See ''General Redemption Policies.'')

Oakmark reserves the right at any time without prior notice to suspend or terminate the use of the Telephone Exchange Privilege by any person or class of persons. Oakmark believes that use of the Telephone Exchange Privilege by investors utilizing market-timing strategies adversely affects The Oakmark Funds. **Therefore, Oakmark generally will not honor requests for Telephone Exchanges by unitholders identified by Oakmark as ''market-timers''** in The Oakmark Funds. Because such a step would be taken only if it would be in the best interests of The Oakmark Funds, Oakmark expects that it would provide unitholders with prior written notice of any such action unless it appears that the resulting delay in the suspension, limitation, modification, or termination of the Telephone Exchange Privilege would adversely affect The Oakmark Funds. **If Oakmark were to suspend, limit, modify, or terminate the Telephone Exchange Privilege, you might find that an exchange could not be processed or that there might be a delay in the implementation of the exchange.** See ''How to Redeem Units—By Exchange.''

During periods of volatile economic and market conditions, you may have difficulty placing your exchange by telephone; you may wish to consider placing your exchange by mail during such periods.

Telephone Redemption Privilege. You may use the Telephone Redemption Privilege to redeem Oakmark Units by calling 1-800-OAKMARK (1-800-625-6275). The proceeds may be sent by check to your registered address or you may request payment by electronic transfer to a bank account previously designated by you at a bank that is a member of the Automated Clearing House. If you request a redemption by electronic transfer before the Portfolio's redemption cut-off time and the proceeds are to be sent to your pre-established designated bank account, the proceeds will be transferred to your bank account on that business day. The Telephone Redemption Privilege is not available for 30 days after Oakmark receives notice from you of a change of address.

By Internet. Login to the Oakmark Funds' website at *www.oakmark.com* and use the ''Account Login'' fields to access your account. Once you gain access using your social security number and PIN number, follow the instructions to redeem from your account.

General Redemption Policies. You may not cancel or revoke your redemption order once instructions have been received and accepted. **Please telephone Oakmark by calling 1-800-OAKMARK (1-800-625-6275) if you have any questions about requirements for a redemption before submitting your request.** Oakmark reserves the right to require a properly completed New Account Registration Form before making payment for Oakmark Units redeemed.

If your redemption order is received in proper form before 4:00 p.m. Eastern Time, the price at your redemption order will be executed is the NAV determined that business day. See ''Net Asset Value.'' Dividends are earned on the day that units are redeemed.

Oakmark will generally mail payment for Oakmark Units redeemed within seven days after proper instructions are received. If you attempt to redeem Oakmark Units within 15 days after they have been purchased by check or electronic transfer, Oakmark may delay payment of the redemption proceeds to you until it can verify that payment for the purchase of those Oakmark Units has been (or will be) collected. To reduce such delays, Oakmark recommends that your purchase be made by federal funds wire through your bank. If you so request, the proceeds of your redemption may be paid by wire, but the cost of the wire (currently $5) will be deducted from the redemption proceeds.

Oakmark reserves the right at any time without prior notice to suspend, limit, modify, or terminate any privilege or its use in any manner by any person or class.

Use of any Special Redemption Privilege authorizes Oakmark to tape-record all instructions to redeem. Oakmark uses procedures designed to give reasonable assurance that telephone instructions are genuine, including recording telephone calls, testing a caller's identity and sending written confirmation of telephone transactions. If Oakmark does not follow such procedures, it may be liable for losses due to unauthorized or fraudulent telephone instructions. The Trust, the Distributor and Oakmark will not be liable for any loss you may incur in the event that Oakmark accepts unauthorized telephone redemption requests that Oakmark reasonably believes to be genuine.

Oakmark reserves the right to assess an annual fee of $25 on any account that, due to redemptions, falls below the minimum amount required to establish the account, as described above. The fee is assessed by the automatic redemption of shares in the account in an amount sufficient to pay the fee. The fee does not apply to an account with an active investment builder or payroll deduction programs nor to a retirement account.

Oakmark reserves the right to redeem Oakmark Units in any account and send the proceeds to the owner if the Oakmark Units in the account do not have a value of at least $1,000.

Oakmark Units in any account you maintain with the Portfolio may be redeemed to the extent necessary to reimburse Oakmark for any loss it sustains that is caused by you (such as losses from uncollected checks and electronic transfers or any liability under the Code provisions on backup withholding relating to your account).

Oakmark Units of the Portfolio may be redeemed without charge upon request on any business day at the net asset value next determined after receipt by Oakmark of the redemption request.

- Redeem the shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to the Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at the NAV on the day of reinvestment in additional Service Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

What Types Of Reports Will I Be Sent Regarding Investments In Oakmark Units?

You will receive a confirmation statement from Oakmark reflecting each of your purchases and redemptions of Oakmark Units, as well as periodic statements detailing distributions made by the Portfolio. In addition, Oakmark will send you semiannual reports, and annual reports containing audited financial statements. Oakmark will also provide you annually with tax information.

UNITHOLDER SERVICES

IRA Plan. Harris Associates Investment Trust has a master individual retirement account (IRA) plan that allows you to invest on a tax-deferred basis in the Government Portfolio and The Oakmark Funds as defined above. The plan also permits you to ''roll over'' or transfer to your Oakmark IRA a lump sum distribution from a qualified pension or profit-sharing plan, thereby postponing federal income tax on the distribution. If your employer has a Simplified Employee Pension Plan (SEP), you may establish an IRA with the Government Portfolio and The Oakmark Funds to which your employer may contribute annually.

SPECIAL WAYS TO INVEST OR REDEEM

In addition to the ways to purchase or redeem Oakmark Units described above, the Shareholder Services Form offers you the following investment and redemption options:

Automatic Investments—purchase Oakmark Units each month with payment by electronic transfer from your bank account ($100 minimum).

Systematic Withdrawals—redeem a fixed dollar amount of Oakmark Units each month or quarter and have the proceeds sent by check to you or deposited by electronic transfer into your bank account.

Taxation

As with any investment, you should consider how your investment in the Portfolio will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Portfolio.

Unless your investment is an IRA or other tax-advantaged accounts, you should consider the possible tax consequences of Portfolio distributions.

Taxes on Distributions: The Portfolio contemplates declaring as dividends each year all or substantially all of its net investment income. Portfolio distributions of investment income are generally taxable as ordinary income for federal tax purposes, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Portfolio units or receive them in cash. To the extent that Portfolio distributions are attributable to interest on certain federal obligations, they will in most cases be exempt from state and local income taxes. Distributions of short-term capital gains are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Portfolio units.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. The Portfolio will inform unitholders of the character and tax status of all distributions promptly after the close of each calendar year.

Other Information: When you open your account, you should provide your social security or tax identification number on your New Account Form Registration. By law, the Portfolio must withhold 28% of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Portfolio to do so.

Distributions made by the Portfolio to non-U.S. investors between January 1, 2005 and December 31, 2007 will generally not be subject to U.S. withholding tax. In addition, Portfolio units held by non-U.S. decedents will generally not be subject to U.S. estate tax for deaths occurring after December 31, 2004 and before January 1, 2008.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Portfolio, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental policies and investment restrictions that cannot be changed without unitholder approval. You should note, however, that all investment policies not specifically designated as fundamental are non-fundamental and may be changed without unitholder approval. If there is a change in the Portfolio's investment objective, you should consider whether the Portfolio remains an appropriate investment in light of your then current financial position and needs. The Portfolio may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Portfolio's investment objective and policies.

U.S. Treasury Obligations and U.S. Government Securities. U.S. Treasury Obligations include securities issued or guaranteed by the U.S. Treasury (''U.S. Treasury Obligations''). Payment of principal and interest on these obligations is backed by the full faith and credit of the U.S. government. U.S. Treasury Obligations include, among other things, the separately traded principal and interest components of securities guaranteed or issued by the U.S. Treasury if such components are traded independently under the Separate Trading of Registered Interest and Principal of Securities program (''STRIPS'').

U.S. Government Securities are obligations issued or guaranteed by U.S. government agencies, authorities, instrumentalities or sponsored enterprises (''U.S. Government Securities''). Unlike U.S. Treasury Obligations, U.S. Government Securities can be supported by either (a) the full faith and credit of the U.S. Treasury (such as the Government National Mortgage Association (''Ginnie Mae'')); (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer.

U.S. Government Securities are deemed to include (a) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government, its agencies, authorities or instrumentalities; and (b) participations in loans made to foreign governments or their agencies that are so guaranteed. Certain of these participations may be regarded as illiquid. U.S. Government Securities also include zero coupon bonds.

U.S. Government Securities have historically involved little risk of loss of principal if held to maturity. However, no assurance can be given that the U.S. government will provide financial support to U.S. government agencies, authorities, instrumentalities or sponsored enterprises if it is not obligated to do so by law.

Repurchase Agreements. The Portfolio may enter into repurchase agreements with securities dealers and banks. Repurchase agreements are similar to collateralized loans, but are structured as a purchase of securities by the Portfolio, subject to the seller's agreement to repurchase the securities at a mutually agreed upon date and price. The difference between the original purchase price and the repurchase price is normally based on prevailing short-term interest rates. Under a repurchase agreement, the seller is required to furnish collateral at least equal in value or market price to the amount of the seller's repurchase obligation.

If the seller under a repurchase agreement defaults, the Portfolio could suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Portfolio are less than the repurchase price and the Portfolio's cost associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy or insolvency proceedings concerning the seller, the Portfolio could suffer additional losses if the collateral held by the Portfolio is subject to a court ''stay'' that prevents the Portfolio from promptly selling the collateral. If this occurs, the Portfolio will bear the risk that the value of the collateral will decline below the repurchase price. Furthermore, the Portfolio could experience a loss if a court determines that the Portfolio's interest in the collateral is not enforceable.

In evaluating whether to enter into a repurchase agreement, the Investment Adviser will carefully consider the creditworthiness of the seller. Distributions of the income from repurchase agreements will be taxable to the Portfolio's unitholders. In addition, the Portfolio, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Other Investment Companies. The Portfolio may invest in securities of other investment companies subject to statutory limitations prescribed by the Act. These limitations include a prohibition on the Portfolio acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of the Portfolio's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. The Portfolio will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Such other investment companies will have investment objectives, policies and restrictions substantially similar to those of the Portfolio and will be subject to substantially the same risks. Although the Portfolio does not expect to do so in the foreseeable future, the Portfolio is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Portfolio. Pursuant to an exemptive order obtained from the SEC, other investment companies in which the Portfolio may invest include money market funds for which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Floating and Variable Rate Obligations. The Portfolio may purchase floating and variable rate obligations. The value of these obligations is generally more stable than that of a fixed rate obligation in response to changes in interest rate levels. Subject to the conditions for using amortized cost valuation under the Act, the Portfolio may consider the maturity of a variable or floating rate obligation to be shorter than its ultimate stated maturity if the obligation is a U.S. Treasury Obligation or U.S. Government Security, if the obligation has a remaining maturity of 397 calendar days or less, or if the obligation has a demand feature that permits the Portfolio to receive payment at any time or at specified intervals not exceeding 397 calendar days. The issuers or financial intermediaries providing demand features may support their ability to purchase the obligations by obtaining credit with liquidity supports. These may include lines of credit, which are conditional commitments to lend and letters of credit, which will ordinarily be irrevocable, both of which may be issued by domestic banks or foreign banks which have a branch, agency or subsidiary in the United States. The Portfolio may purchase variable or floating rate obligations from the issuers or may purchase certificates of participation, a type of floating or variable rate obligation, which are interests in a pool of debt obligations held by a bank or other financial institution.

When-Issued Securities and Forward Commitments. The Portfolio may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price and yield to the Portfolio at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although the Portfolio will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, the Portfolio may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Illiquid Securities. The Portfolio may invest up to 10% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Domestic securities that are not readily marketable
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933.

Investing in restricted securities may decrease the liquidity of the Portfolio's portfolio.

Borrowings. The Portfolio may borrow up to 33$^{1}/_{3}$% of its total assets from banks for temporary or emergency purposes. The Portfolio may not make additional investments if borrowings exceed 5% of its net assets. For more information, see the Additional Statement.

Downgraded Securities. After its purchase, a portfolio security may be assigned a lower rating or cease to be rated. If this occurs, the Portfolio may continue to hold the security if the Investment Adviser believes it is in the best interest of the Portfolio and its unitholders.

Appendix B
Financial Highlights

The financial highlights table is intended to help you understand the Portfolio's financial performance for the past five years. Certain information reflects financial results for a single Portfolio unit. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Portfolio (assuming reinvestment of all dividends and distributions). The information has been audited by Pricewaterhouse-Coopers LLP, whose report, along with the Portfolio's financial statements, is included in the Portfolio's annual report (available upon request from Harris Associates).

GOVERNMENT PORTFOLIO

	ILA Service Units				
	Years Ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Net investment income[a]	0.006	0.003	0.01	0.03	0.05
Distributions to unit/shareholders	(0.006)	(0.003)	(0.01)	(0.03)	(0.05)
Net asset value, end of year	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total return[b]	0.57%	0.33%	0.93%	3.28%	5.63%
Net assets, end of year (in 000s)	$56,953	$52,171	$81,178	$57,800	$50,733
Ratio of net expenses to average net assets	0.83%	0.84%	0.83%	0.83%	0.83%
Ratio of net investment income to average net assets	0.60%	0.34%	0.91%	3.15%	5.42%
Ratios assuming no expense reductions					
Ratio of total expenses to average net assets	0.96%	0.93%	0.93%	0.89%	0.88%
Ratio of net investment income to average net assets	0.47%	0.25%	0.81%	3.09%	5.37%

Footnotes:

a *Calculated based on the average units/shares outstanding methodology.*

b *Assumes reinvestment of all distributions. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on fund distributions.*


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Index

Government Portfolio Prospectus (Oakmark Units)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Portfolio's investments is available in the Portfolio's annual and semi-annual reports to unitholders.

Statement of Additional Information

Additional information about the Portfolio and its policies is also available in the Portfolio's Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Portfolio's annual and semi-annual reports, and the Additional Statement, are available free upon request by calling The Oakmark Funds at 1-800-OAKMARK (1-800-625-6275).

To obtain other information and for shareholder inquiries:

- By telephone: Call 1-800-OAKMARK (1-800-625-6275)
- By mail: The Oakmark Funds, P.O. Box 219558
Kansas City, MO 64121-9558
- By e-mail: contactoakmark@oakmark.com
- On the Internet Oakmark – http://www.oakmark.com.
SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Portfolio documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Portfolio documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Portfolio's investment company registration number is 811-5349.

ADDRESS OF HARRIS ASSOCIATES L.P.

Two North LaSalle Street
Chicago, Illinois 60602-3790

OAKMARK SHAREHOLDER SERVICE

The Oakmark Funds
P.O. Box 219558
Kansas City, MO 64121-9558
1-800-OAKMARK
(1-800-625-6275)


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